Form 10-K, Exhibit 13
period 1994-08-31
WALGREEN CO
filed 1994-11-28
CIK 104207

EXHIBIT 13



ELEVEN-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
Walgreen Co. and Subsidiaries
(Dollars in Thousands, except per share data)

FISCAL YEAR                          1994         1993         1992         1991
NET SALES                      $9,234,978   $8,294,840   $7,474,961   $6,733,044
COSTS AND DEDUCTIONS
Cost of sales                   6,614,445    5,959,002    5,377,738    4,829,186
Selling, occupancy and
    administration              2,164,889    1,929,630    1,738,770    1,582,725
Other (income) expense (1)         (2,777)       6,532        5,448        9,189
Total Costs and Deductions      8,776,557    7,895,164    7,121,956    6,421,100
EARNINGS
Earnings before income tax
    provision and cumulative
    effect of accounting changes  458,421      399,676      353,005      311,944
Income tax provision              176,492      154,387      132,377      116,979
Earnings before cumulative
    effect of accounting
    changes                       281,929      245,289      220,628      194,965
Cumulative effect of accounting
    changes (2)                         -      (23,623)          -            -
Net Earnings                   $  281,929   $  221,666   $  220,628   $  194,965
================================================================================
PER COMMON SHARE (3)
Earnings before cumulative
    effect of accounting
    changes                    $     2.28   $     1.98   $     1.78   $     1.58
Net Earnings (2)                     2.28         1.79         1.78         1.58
Dividends Declared                    .68          .60          .52          .46
Book Value                          12.79        11.20        10.02         8.78
================================================================================
NON-CURRENT LIABILITIES
Long-term debt                 $    1,790   $    6,210   $   18,749   $  122,960
Deferred income taxes             173,649      173,343      198,428      175,592
Other non-current liabilities     108,981       93,380       33,798       31,131
================================================================================
ASSETS AND EQUITY
Total Assets                   $2,908,749   $2,535,191   $2,373,550   $2,094,637
================================================================================
Shareholders' Equity           $1,573,640   $1,378,751   $1,233,310   $1,081,157
================================================================================
Return on Average Shareholders'
    Equity (2)                      19.1%        17.0%        19.1%        19.2%
================================================================================
________________________________________________________________________________

(1) Fiscal 1993 includes the $6,821,000 costs from the early redemption of the company's $100 million 9 1/2% sinking fund debentures, due 2016. Fiscal 1991 includes a $4,118,000 loss from the closing of the company's Memphis, Tennessee, distribution center. Fiscal 1989 includes a $6,114,000 loss on sale of manufacturing operations. Fiscal 1984 includes gain on sale of equity investments in Mexican operations.
(2) In 1993, the company adopted two Statements of Financial Accounting Standards, No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109 "Accounting for Income Taxes."
(3) Per share data have been adjusted for two-for-one stock splits in 1991 and 1985.

       1990       1989       1988       1987       1986       1985       1984
 $6,047,494 $5,380,133 $4,883,520 $4,281,606 $3,660,553 $3,161,935 $2,744,625

  4,356,392  3,848,546  3,468,973  3,000,988  2,550,072  2,192,367  1,900,703

  1,406,922  1,278,116  1,190,295  1,069,859    914,003    791,697    691,139
      3,257      9,632     15,282     16,576      8,852      4,171     (2,003)
  5,766,571  5,136,294  4,674,550  4,087,423  3,472,927  2,988,235  2,589,839



    280,923    243,839    208,970    194,183    187,626    173,700    154,786
    106,346     89,597     79,908     90,646     84,489     79,531     69,340


    174,577    154,242    129,062    103,537    103,137     94,169     85,446

         -          -          -          -          -          -          -
 $  174,577 $  154,242 $  129,062 $  103,537 $  103,137 $   94,169 $   85,446
 ============================================================================



 $     1.41 $     1.25 $     1.05 $      .84 $      .84 $      .77 $      .70
       1.41       1.25       1.05        .84        .84        .77        .70
        .40        .34        .30        .27        .25        .22        .18
       7.70       6.69       5.79       5.06       4.50       3.92       3.38
 ============================================================================

 $  146,740 $  150,121 $  172,111 $  141,433 $  136,158 $   44,336 $   24,472
    156,364    133,077    115,946    105,118     91,721     72,547     52,909
     30,942     29,584     27,807     30,419     26,764     27,604     28,725
 ============================================================================

 $1,913,584 $1,681,079 $1,511,880 $1,361,936 $1,197,082 $  961,938 $  840,803
 ============================================================================
 $  947,249 $  823,401 $  712,644 $  622,328 $  553,611 $  480,974 $  414,618
 ============================================================================

      19.7%      20.1%      19.3%      17.6%      19.9%      21.0%      22.3%
 ============================================================================
 ____________________________________________________________________________



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

    The company achieved its twentieth consecutive year of record sales and earnings in fiscal 1994. Net earnings for this year were $282 million or $2.28 per share. This represented a 14.9% increase over fiscal 1993 earnings before the cumulative effect of last year's accounting changes for postretirement benefits and income taxes. Earnings increases resulted from higher sales and improved gross margins. In addition, earnings comparisons benefited from last year's $6.8 million early redemption costs for the $100 million 9 1/2% sinking fund debentures and the resulting $1.8 million lower net interest expense.

    Sales rose 11.3% to $9.23 billion in fiscal 1994 compared to 11.0% increases in 1993 and 1992. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, which include an indeterminate amount of market driven price changes. Sales in comparable stores (those open at least one year) were up 5.5% in 1994, 6.3% in 1993 and 7.5% in 1992. New stores accounted for 7.4% of the sales gains in 1994, 6.2% in 1993 and 4.6% in 1992. The company operated 1,968 drug stores as of August 31, 1994, compared to 1,836 a year earlier.

    Pharmacy sales increased 18.9% in 1994, 15.7% in 1993 and 16.2% in 1992. Prescription sales were 40.8% of total sales for fiscal 1994 compared to 38.2% in 1993 and 36.7% in 1992. Pharmacy sales trends are expected to continue. Trends include the aging population, the continued development of new drugs and the country's movement toward managed care. The company is in a position to benefit from these changes because of its large national store base and Healthcare Plus, the company's mail service subsidiary.

    Gross margins increased to 28.4% of sales from 28.2% last year and 28.1% in fiscal 1992. Third party prescription business continued to negatively affect pharmacy gross margins. This was more than offset by improved gross margins in the rest of the store. Additional emphasis is being placed on minimum third party profitability standards. Cash business should not subsidize unprofitable third party plans. The company uses the last-in, first-out (LIFO) method of inventory valuation; therefore, the sales and cost of sales are both in "current dollars" which more fairly represent current gross margins. However, year to year comparisons still contain an inflation factor. In the last few years inflation has slowed. This means comparisons between years for sales, cost of sales and gross margins are more representative of real volume growth.

    The effective LIFO inflation rates were .3% in 1994, 2.1% in 1993 and 2.8% in 1992, which resulted in charges to cost of sales of $5.1 million in 1994, $28.1 million in 1993 and $34.9 million in 1992. Inflation on prescription inventory dropped to 2.8% in fiscal 1994 from 4.4% in 1993 and 6.3% in 1992. Excluding prescriptions, the remaining inventory experienced slight deflation during fiscal 1994.

    Selling, occupancy and administration expenses were 23.4% of sales in fiscal 1994 and 23.3% of sales in fiscal 1993 and 1992. The fiscal 1994 increase, as a percent to sales, was caused by higher store salaries, insurance costs and costs associated with closing retail locations. The higher store salaries are partially due to the accelerated pace of new store openings. In fiscal 1993 decreases in advertising expense and improved bad debt experience were offset by higher store salaries and store closing costs. Store closing costs increased as a result of 64 store closings in fiscal 1994, 49 store closings in fiscal 1993, and 38 in 1992. Fiscal 1993 expenses also include an additional charge of $4.2 million ($.02 per share) for the current year effect of the accounting change for postretirement benefits.

    The fiscal 1994 decrease in interest income resulted from lower investment levels while the 1993 decrease resulted from lower investment levels and interest rates. Average net investment levels were approximately $105 million in 1994, $138 million in 1993, and $177 million in 1992. Fiscal 1993 other expense was affected by the early redemption of the company's $100 million 9 1/2% sinking fund debentures which cost the company $6.8 million ($.03 per share). This reduced interest expense by $6.7 million in 1993 and $9.5 million per year thereafter.

    The fiscal 1994 effective tax rate was 38.5% compared to 38.6% in 1993 and 37.5% in 1992. The increase in rates in fiscal 1994 and 1993 compared to 1992 was due to the 1% increase in the federal income tax effective January 1, 1993.

FINANCIAL CONDITION

    Cash and cash equivalents and marketable securities were $108 million at August 31, 1994, compared to $121 million at August 31, 1993. Short-term investment objectives are to maximize yields while minimizing risk and maintaining liquidity. To attain these objectives, investment limits are placed on the amount, type, and issuer of securities.

    Net cash provided by operating activities increased $49 million compared to the same period a year ago, primarily due to increased earnings. The company's ongoing profitability is expected to continue supporting expansion and remodeling programs, dividends to shareholders and the funding for various technological improvements.

    Net cash used for investing activities was $283 million for fiscal 1994 versus $161 million last year. Additions to property and equipment were $290 million compared to $185 million last year. During 1994, 194 stores opened and two were acquired, making this the largest growth year ever. This compares to 149 stores opened in the same period last year. Planned capital expenditures for fiscal 1995 are expected to be in excess of $300 million.

    The company expects to open 200 or more new stores annually for the next five years, with the goal of operating 3,000 stores by the year 2000. The company recently entered the Cleveland/Akron/Canton market with plans to have 15 stores open by Thanksgiving and expects to open four to five stores in Buffalo by Christmas. In the next three years, 25 to 30 stores are expected to open in Philadelphia, the first of which will open in the fall of 1995. The company intends to enter the Seattle/Tacoma market in fiscal 1996. A multi-million dollar project called Intercom Plus has begun. This system, which is a re-engineering of the prescription filling process, is designed to improve productivity and patient service. Store implementation is scheduled to begin in Spring 1995. The company plans to open a new mail service facility in Tempe, Arizona, in November. An eighth major distribution center will open in fiscal 1995 near Sacramento, California, to serve the growing store base in the western United States.

    Net cash used for financing activities was $86 million for fiscal 1994 compared to $198 million in fiscal 1993, which included the redemption of $100 million in debentures. At August 31, 1994, the company had $124 million in unused bank lines of credit and $100 million of unissued authorized debt securities, previously filed with the Securities and Exchange Commission. In addition, the company has the ability to borrow up to $99 million against corporate-owned life insurance policies.

    There are no accounting standards issued that have not been adopted which would have a material impact on the company's financial statements.


CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 1994, 1993 and 1992
(Dollars in Thousands, except per share data)
________________________________________________________________________________
EARNINGS                                          1994         1993        1992
NET SALES                                   $9,234,978   $8,294,840  $7,474,961
COSTS AND DEDUCTIONS
     Cost of sales                           6,614,445    5,959,002   5,377,738
     Selling, occupancy and administration   2,164,889    1,929,630   1,738,770
                                             8,779,334    7,888,632   7,116,508
OTHER (INCOME) EXPENSE
     Interest income                            (5,363)      (6,743)    (10,222)
     Interest expense                            2,586        6,454      15,670
     Debt redemption costs                           -        6,821           -
                                                (2,777)       6,532       5,448
EARNINGS
     Earnings before income tax provision
        and cumulative effect of accounting
        changes                                458,421      399,676     353,005
     Income tax provision                      176,492      154,387     132,377
     Earnings before cumulative effect of
         accounting changes                    281,929      245,289     220,628
     Cumulative effect of accounting changes         -      (23,623)          -
     Net earnings                          $   281,929   $  221,666  $  220,628
===============================================================================
_______________________________________________________________________________
NET EARNINGS PER
COMMON SHARE
     Earnings before cumulative effect of
        accounting changes                 $      2.28   $     1.98  $     1.78
     Cumulative effect of accounting changes         -         (.19)          -
     Net earnings                          $      2.28   $     1.79  $     1.78
===============================================================================
_______________________________________________________________________________

RETAINED EARNINGS                                1994          1993        1992
             Balance, beginning of year    $1,301,832    $1,156,391  $1,004,238
             Net earnings                     281,929       221,666     220,628
             Cash dividends declared:
                $.68 per share in 1994,
                $.60 in 1993 and $.52 in 1992 (83,688)      (73,843)    (63,997)
             Employee stock purchase and
                option plans                   (3,352)       (2,382)     (4,478)
             Balance, end of year          $1,496,721    $1,301,832  $1,156,391
================================================================================
________________________________________________________________________________
             The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.



CONSOLIDATED BALANCE SHEETS

Walgreen Co. and Subsidiaries
At August 31, 1994 and 1993
(Dollars in Thousands)

________________________________________________________________________________
ASSETS                                                          1994        1993
CURRENT ASSETS
     Cash and cash equivalents                            $   77,915  $   91,597
     Marketable securities at cost, which approximates market 30,510 29,695 Accounts receivable, net of allowances for doubtful
        accounts of $21,601 in 1994 and $23,050 in 1993      193,930     139,313
     Inventories                                           1,263,400   1,094,035
     Other current assets                                    107,056     108,493
     Total Current Assets                                  1,672,811   1,463,133
NON-CURRENT ASSETS
     Property and equipment, at cost, less accumulated
        depreciation and amortization                      1,085,487     927,333
     Other non-current assets                                150,451     144,725
TOTAL ASSETS                                              $2,908,749  $2,535,191
================================================================================
________________________________________________________________________________
LIABILITIES AND SHAREHOLDERS' EQUITY____________________________________________
CURRENT LIABILITIES
     Trade accounts payable                               $  532,816  $  427,185
     Accrued expenses and other liabilities                  495,498     434,640
     Income taxes                                             22,375      21,682
     Total Current Liabilities                             1,050,689     883,507
NON-CURRENT LIABILITIES
     Deferred income taxes                                   173,649     173,343
     Other non-current liabilities                           110,771      99,590
     Total Non-Current Liabilities                           284,420     272,933
SHAREHOLDERS' EQUITY
     Preferred stock, $.50 par value; authorized
        4,000,000 shares; none issued                              -           -
     Common stock, $.625 par value; authorized 400,000,000
        shares; issued and outstanding 123,070,536 in 1994
        and 1993, at stated value                             76,919      76,919
     Retained earnings                                     1,496,721   1,301,832
     Total Shareholders' Equity                            1,573,640   1,378,751
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $2,908,749  $2,535,191
================================================================================
________________________________________________________________________________

     The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 1994, 1993 and 1992
(Dollars in Thousands)
_______________________________________________________________________________
FISCAL YEAR                                        1994        1993        1992
CASH FLOWS FROM OPERATING ACTIVITIES
     Net earnings                            $  281,929  $  221,666   $ 220,628
     Adjustments to reconcile net earnings to net
        cash provided by operating activities -
             Cumulative effect of accounting
                 changes                              -      23,623           -
             Depreciation and amortization      118,118     104,660      92,109
             Deferred income taxes                5,653     (12,645)     11,158
             Other                                7,880      (1,772)       (719)
             Changes in current assets and
                liabilities -
                   Inventories                 (169,365)    (99,867)    (82,173)
                   Trade accounts payable       105,631      15,502      46,143
                   Accrued expenses and other
                      liabilities                59,507      70,767      52,737
                   Accounts receivable, net     (50,692)     (7,427)     (3,079)
                   Other current assets          (3,910)     (7,814)     (3,095)
                   Income taxes                     693         184       4,802
     Net cash provided by operating activities  355,444     306,877     338,511
CASH (USED FOR) PROVIDED BY
INVESTING ACTIVITIES
     Additions to property and equipment       (289,976)   (184,674)   (144,943)
     Investment in corporate-owned life
          insurance                              (6,445)    (35,981)    (27,153)
     Proceeds from disposition of property
          and equipment                          13,704       8,973       5,837
     Net (purchases) sales of marketable
          securities                               (815)     51,349     (17,918)
     Other                                          444      (1,078)     (8,941)
Net cash used for investing activities         (283,088)   (161,411)   (193,118)
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES
     Cash dividends paid                        (81,226)    (71,382)    (62,151)
     Payments of long-term obligations           (5,760)   (112,053)     (5,582)
     Proceeds from (purchases for) employee
          stock plans                             4,300     (12,592)       (653)
     Cost of employee stock purchase and
          option plans                           (3,352)     (2,382)     (4,478)
     Net cash used for financing activities     (86,038)   (198,409)    (72,864)
CHANGES IN CASH AND CASH EQUIVALENTS
     Net (decrease) increase in cash and
          cash equivalents                      (13,682)    (52,943)     72,529
     Cash and cash equivalents at
          beginning of year                      91,597     144,540      72,011
     Cash and cash equivalents at
          end of year                        $   77,915  $   91,597  $  144,540
===============================================================================
_______________________________________________________________________________
      The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.


                        STATEMENT OF MAJOR ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated statements include the accounts of the company and all majority-owned subsidiaries. All significant intercompany transactions have been eliminated.

ACCOUNTING CHANGES

In fiscal 1993 the company adopted two Statements of Financial Accounting Standards. SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," requires accrual of the present value of the expected cost of retiree medical and life insurance benefits to the date of first eligibility. Previously, the cost was recognized on a cash basis. SFAS No. 109, "Accounting for Income Taxes," requires the adjustment of deferred and current income tax assets and liabilities to reflect current tax rates rather than tax rates in effect at the time the assets and liabilities arose. The company reported the cumulative effect on prior years of the changes as a $23,623,000 ($.19 per share) charge in fiscal 1993.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. All other temporary investments are classified as marketable securities.

     The company's cash management policy provides for the bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the banks for payment of $88,000,000 and $77,000,000 at August 31, 1994 and 1993, respectively, are included in cash and cash equivalents as reductions of other cash balances.

FINANCIAL INSTRUMENTS

The company had approximately $20,000,000 and $27,000,000 of outstanding letters of credit at August 31, 1994 and 1993, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $49,000,000 at August 31, 1994 and $27,000,000 at August 31, 1993 were related to insurance activities. As of August 31, 1994 and 1993, there were no investments in derivative financial instruments.

INVENTORIES

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 1994 and 1993, inventories would have been greater by $393,568,000 and $388,464,000, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Cost of sales is primarily computed on an estimated basis and adjusted based on periodic inventories.

PROPERTY AND EQUIPMENT

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Major repairs which extend the useful life of an asset are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed or completely remodeled. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of (In Thousands):_____________________________
                                                             1994          1993
Land and land improvements                             $   78,118    $   47,539
Buildings and building improvements                       498,673       423,659
Equipment                                                 909,187       821,532
Capitalized systems development costs                      87,885        63,429
Capital lease properties                                   23,378        24,329
                                                        1,597,241     1,380,488
Less:  accumulated depreciation and amortization          511,754       453,155

                                                       $1,085,487    $  927,333
===============================================================================

The company capitalizes significant systems development costs. These costs are amortized over a five-year period as phases of these systems are implemented. Unamortized costs as of August 31, 1994 and 1993, were $66,303,000 and $50,748,000, respectively. Amortization of these costs were $8,901,000, $5,712,000 and $3,089,000 in 1994, 1993 and 1992, respectively.

INCOME TAXES

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

RETIREMENT BENEFITS

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust, to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pretax income. The profit-sharing provision was $37,683,000 in 1994, $35,119,000 in 1993 and $31,525,000 in 1992.

     The company provides certain health and life insurance benefits for retired employees who meet eligibility requirements, including age and years of service. The costs of these benefits are accrued over the period earned. The company's postretirement benefit plans currently are not funded.

     The company has deferred compensation plans which permit directors and certain management employees the right to defer a portion of their compensation. The participants earn interest on deferred amounts depending on various factors defined in the plans. Although not linked to the plans, the company has purchased life insurance on the participants and other key employees to fund the distributions under these and other benefit plans.


NET EARNINGS PER COMMON SHARE

Primary net earnings per share were computed using weighted average number of shares and common share equivalents outstanding of 123,646,229 in 1994, 123,769,774 in 1993 and 123,670,748 in 1992. Fully diluted net earnings per share are the same as primary net earnings per share.

PER-OPENING EXPENSES

Non-capital expenditures incurred prior to the opening of a new or remodeled store are charged against earnings when they are incurred.

ADVERTISING COSTS

Advertising costs are expensed as incurred, and were $93,467,000 in 1994, $88,102,000 in 1993 and $85,270,000 in 1992.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTEREST EXPENSE

The company capitalized $482,000, $394,000 and $484,000 of interest expense as part of significant construction projects during fiscal 1994, 1993 and 1992, respectively. Interest paid, net of amounts capitalized, was $1,954,000 in 1994, $9,950,000 in 1993 and $13,059,000 in 1992.

DEBT REDEMPTION COSTS

The fiscal 1993 costs of $6,821,000 ($.03 per share) resulted from the early redemption of the company's $100 million 9 1/2% sinking fund debentures, due 2016. The costs to redeem the debt were not reflected as an extraordinary item because they were not material.

LEASES

The company generally operates in leased premises. Original non-cancelable lease terms typically range from 10 to 20 years and may contain escalation clauses, along with options that permit renewals for additional periods. The total amount of the minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon sales.

     Minimum rental commitments at August 31, 1994, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Thousands):_________________________________________________________________

YEAR____________________________________________________________________________
1995                                                               $  239,431
1996                                                                  255,628
1997                                                                  250,379
1998                                                                  241,820
1999                                                                  233,841
Later                                                               2,282,053
Total minimum lease payments                                       $3,503,152
================================================================================
The above minimum lease payments include minimum rental commitments related to capital leases amounting to $18,969,000 at August 31, 1994. The present value of net minimum capital lease payments, due after 1995, are reflected in the accompanying Consolidated Balance Sheets as part of other non-current liabilities. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $12,002,000 on leases due in the future under non-cancelable subleases.

Rental expense was as follows (In Thousands):___________________________________
                                                 1994         1993         1992_
Minimum rentals                              $242,637     $214,537     $192,072
Contingent rentals                             34,107       35,052       35,090
Less:  Sublease rental income                  (2,707)      (3,246)      (3,321)
                                             $274,037     $246,343     $223,841
================================================================================
INCOME TAXES

The provision for income taxes consists of the following (In Thousands):________
                                                 1994         1993         1992_
Current provision -
     Federal                                 $145,381     $133,562     $105,551
     State                                     25,458       33,470       15,668
                                              170,839      167,032      121,219
Deferred provision -
     Federal                                    3,881       (3,903)       6,316
     State                                      1,772       (8,742)       4,842
                                                5,653      (12,645)      11,158
                                             $176,492     $154,387     $132,377
================================================================================
The components of the deferred provision were (In Thousands):___________________
                                                 1994         1993         1992_
Accelerated depreciation                     $ 20,756     $ 17,192     $ 23,537
Insurance                                      (2,763)     (14,061)        (278)
Employee benefit plans                         (5,767)      (6,518)      (3,430)
Other                                          (6,573)      (9,258)      (8,671)
                                             $  5,653     $(12,645)    $ 11,158
================================================================================

The deferred tax assets and liabilities included in the Consolidated Balance Sheet as of August 31, 1994, consists of the following (In Thousands):
                                          ASSETS       LIABILITIES        TOTAL
Current -
  Insurance                             $ 35,886         $       -    $  35,886
  Employee benefit plans                  23,898           (12,274)      11,624
  Allowances for doubtful accounts         8,841                 -        8,841
  Inventory                                9,938           (22,625)     (12,687)
  Other                                   27,727            (6,689)      21,038
                                         106,290           (41,588)      64,702
Non-current -
  Accelerated depreciation                     -          (231,738)    (231,738)
  Employee benefit plans                  13,475                 -       13,475
  Postretirement benefits                 26,039                 -       26,039
  Other                                   18,921              (346)      18,575

                                          58,435          (232,084)    (173,649)

                                        $164,725         $(273,672)   $(108,947)
================================================================================
Income taxes paid were $170,146,000, $166,848,000 and $116,417,000 during the fiscal years ended August 31, 1994, 1993 and 1992, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

SHORT-TERM BORROWINGS

At August 31, 1994, the company had approximately $124,000,000 of available bank lines of credit. The credit lines are renewable annually at various dates and provide for loans of varying maturities at the prime rate. There are no compensating balance arrangements.

     During fiscal 1994 the company did obtain funds through the placement of commercial paper. The average amount outstanding during the year was $2,011,000 at a weighted average interest rate of 3.3%. The largest month-end balance was $12,977,000 at November 30, 1993. All commercial paper borrowings were repaid by fiscal year-end. There were no short-term borrowings during fiscal 1993 or 1992.

CONTINGENCIES

The company is involved in various legal proceedings incidental to the normal course of business. These include one group of product liability claims and a patent infringement suit. The company has secured an indemnification under which over 80% of the product liability claims have been settled without the company being required to make any payments. On October 20, 1994, a judgment of $11.3 million was entered in a patent infringement suit against the company and its co-defendant supplier. Additionally, the plaintiff has entered a motion for damages to be trebled. The company has secured an indemnification agreement from its supplier for the full amount of any damages which might be finally awarded. Management is of the opinion, with which its General Counsel concurs, that the remaining product liability claims, the patent infringement suit, and other legal proceedings will not have a material adverse effect on the company's consolidated financial position or results of operations.

CAPITAL STOCK

The company's common stock is subject to a Rights Agreement under which each such share has attached to it a Right to purchase one-two hundredth of a share of a new series of Preferred Stock, at a price of $60.00 per Right, in the event a person or group acquires or attempts to acquire 20% of the then outstanding shares of the company. If the company is involved in a merger or other business combination, the Rights will be modified to entitle the holder to buy a number of common shares of the acquiring company at a market value of $120.00 for each Right held. In the event that a person or group acquires 20% or more of the outstanding common stock of the company (other than in certain instances as defined in the Rights Agreement), each Right, except those of an Acquiring Person, would entitle the holder to purchase a number of shares of the company's common stock having a market value of $120.00 at a purchase price as defined in the Rights Agreement. The Rights, which are non-voting, will expire on August 21, 1996, but may be redeemed by the company at a price of $.025 per Right at any time prior to a public announcement that 20% or more of the company's common stock has been acquired.

     As of August 31, 1994, 15,116,298 shares of common stock were reserved for future stock issuances under the company's employee stock purchase, option and award plans. Preferred stock of 1,231,060 shares have been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

STOCK OPTION PLANS

The Walgreen Co. Executive Stock Option Plan provides for the granting to key employees of options to purchase company common stock over a 10-year period, at a price not less than the fair market value on the date of grant. Options may be issued under the Plan until October 13, 2002, for an aggregate of 4,800,000 shares of common stock of the company. The number of shares available for future grant was 1,976,375 and 2,084,429 at August 31, 1994 and 1993,
respectively. Options granted prior to July 13, 1988, must be exercised in sequential order. After this date, options may be exercised in any order provided they are not restricted by the three-year holding period.

     The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to eligible employees upon the purchase of company shares subject to certain restrictions. Under the terms of the plan, the option price cannot be less than 85% of the fair market value at the date of the grant. Compensation expense related to the plan was $986,000 and $787,000 in 1994 and 1993, respectively. Options may be issued under this plan until September 30, 2002, for an aggregate of 5,000,000 shares of common stock of the company. The number of shares available for future grant was 3,878,063 and 3,931,310 at August 31, 1994 and 1993, respectively. The options granted during 1994 and 1993 have a two-year holding period.

Stock option transactions in fiscal 1992, 1993 and 1994 are summarized as follows:______________________________________________________________________
                                                     Per Share
                                       Shares      Option Price    Exercisable
Outstanding August 31, 1991          1,397,285    $ 5.406-$34.375    1,237,899
     Granted                           241,103     33.25 - 38.00
     Exercised                        (155,612)     5.406- 22.813_____________
Outstanding August 31, 1992          1,482,776    $ 5.406-$38.00     1,082,903
     Granted                         1,408,348     38.375- 40.375
     Exercised                        (115,988)     5.406- 27.688
     Cancelled                         (25,014)     9.75 - 38.50______________
Outstanding August 31, 1993          2,750,122    $ 8.406-$40.375      965,386
     Granted                           224,760     37.375- 41.75
     Exercised                        (111,848)     8.406- 38.50
     Cancelled and expired             (35,269)    14.438- 39.50______________
Outstanding August 31, 1994          2,827,765    $12.344-$41.75     1,009,414
==============================================================================

POSTRETIREMENT BENEFITS

The components of postretirement benefit cost for fiscal 1994 and 1993 were as follows (In Thousands):

                                                                 1994     1993
     Service costs - benefits earned during the year           $2,859   $2,413
     Interest cost on accumulated postretirement
       benefit obligation                                       4,638    4,048
     Amortization of unrecognized actuarial amount                271        -
     Total postretirement benefit cost                         $7,768   $6,461
                                                               ======   ======

The company's unfunded accumulated postretirement benefit liability at August 31, included in the Consolidated Balance Sheets were as follows (In Thousands):

                                                                 1994     1993
          Retirees                                            $18,228  $17,078
          Fully eligible active plan participants              11,244   10,997
          Other active plan participants                       41,390   32,710
          Accumulated postretirement benefit obligation        70,862   60,785
          Unrecognized actuarial amount                        (4,469)       -
          Accrued postretirement benefit liability            $66,393  $60,785
                                                              =======  =======

The accumulated postretirement benefit obligation was determined assuming the discount rate was 8.0% and the healthcare cost trend rate was 7.0% for 1994; with a gradual decline over a 15-year period to 4.5%. These trend rates reflect the company's prior experience and management's expectation that future rates will decline. The effect of a 1% increase each year in the projected healthcare cost trend rate would increase the accumulated postretirement benefit obligation at August 31, 1994 by $11,935,000 and the service and interest cost components of the fiscal 1994 net periodic postretirement benefit cost by $1,576,000. The unrecognized actuarial amount is being amortized over the average remaining service period of active plan participants.

SUPPLEMENTARY FINANCIAL INFORMATION

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Thousands):_______________________________________________
                                                             1994         1993
Other current assets -
     Deferred income tax charges                         $ 64,702     $ 70,049
     Other                                                 42,354       38,444
                                                         $107,056     $108,493
==============================================================================
Other non-current assets -
     Cash surrender value of life insurance              $122,172     $111,981
     Employee loans                                        13,620       16,845
     Real estate investment                                 8,576        9,874
     Other                                                  6,083        6,025
                                                         $150,451     $144,725
==============================================================================
Accrued expenses and other liabilities -
     Accrued salaries                                    $122,213     $110,356
     Insurance                                             95,067       78,270
     Taxes other than income taxes                         59,071       50,137
     Accrued rent                                          50,066       46,868
     Profit sharing                                        49,904       45,223
     Other                                                119,177      103,786
                                                         $495,498     $434,640
==============================================================================
Other non-current liabilities -
     Postretirement benefit obligation                   $ 63,603     $ 58,323
     Deferred compensation                                 24,223       24,562
     Deferred income                                       12,020            -
     Obligations under capital leases                       9,135       10,495
     Long-term debt, net of current maturities              1,790        6,210
                                                         $110,771     $ 99,590
==============================================================================

Long-term debt includes notes and other real estate obligations with interest rates at 6.25%, 9.47% and prime. Annual maturities due on long-term debt are $4,420,000, $640,000, $360,000, $385,000 and $405,000 for fiscal 1995 through 1999, respectively.


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WALGREEN CO.:

     We have audited the accompanying consolidated balance sheets of Walgreen Co. (an Illinois corporation) and Subsidiaries as of August 31, 1994 and 1993, and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended August 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

             We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1994 in conformity with generally accepted accounting principles.

             As indicated in the Statement of Major Accounting Policies, under "Accounting Changes", effective September 1, 1992, the company changed its method of accounting for postretirement benefits other than pensions and income taxes.


     Arthur Andersen LLP

     Chicago, Illinois,
       October 20, 1994


                              MANAGEMENT'S REPORT

The primary responsibility for the integrity and objectivity of the consolidated financial statements and related financial data rests with the management of Walgreen Co. The financial statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances and included amounts that were based on management's most prudent judgments and estimates relating to matters not concluded by fiscal year-end. Management believes that all material uncertainties have been either appropriately accounted for or disclosed. All other financial information included in this annual report is consistent with the financial statements.

        The firm of Arthur Andersen LLP, independent public accountants, was engaged to render a professional opinion on Walgreen Co.'s consolidated financial statements. Their report contains an opinion based on their audit, which was made in accordance with generally accepted auditing standards and procedures, which they believed were sufficient to provide reasonable assurance that the consolidated financial statements, considered in their entirety, are not misleading and do not contain material errors.

        Three outside members of the Board of Directors comprise the company's Audit Committee, which meets at least quarterly and is responsible for reviewing and monitoring the company's financial and accounting practices. In order to insure and maintain complete independence, Arthur Andersen LLP and the company's General Auditor have access to meet alone with the Audit Committee, which also meets with the company's management to discuss financial matters, auditing and internal accounting controls.

        The company's systems are designed to provide an effective system of internal accounting controls to obtain reasonable assurance at reasonable cost that assets are safeguarded from material loss or unauthorized use and transactions are executed in accordance with management's authorization and properly recorded. To this end, management maintains an internal control environment which is shaped by established operating policies and procedures, an appropriate division of responsibility at all organizational levels, and a corporate ethics policy which is monitored annually. The company also has an Internal Control Evaluation Committee, comprised primarily of senior management from the Accounting and Auditing Departments, which oversees the evaluation of internal controls on a company-wide basis. Management believes it has appropriately responded to the internal auditors' and independent public accountants' recommendations concerning the company's internal control system.




C. R. Walgreen III__________________      ___R. H. Clausen__________________
C. R. Walgreen III                           R. H. Clausen
Chairman of the Board                        Controller
and Chief Executive Officer                  and Chief Accounting Officer



C. D. Hunter________________________
C. D. Hunter
Vice Chairman
and Chief Financial Officer


THE WALGREEN YEAR...A REVIEW BY QUARTERS (Unaudited)
Summary of Quarterly Results, Fiscal 1994 and 1993
(Dollars in Thousands, except per share data)
                                      Quarter Ended___________________
                                                                       Fiscal
                    November     February       May        August       Year
________________________________________________________________________________
Fiscal 1994
   Net sales       $2,117,954   $2,498,537   $2,335,961  $2,282,526  $9,234,978
   Gross profit       589,802      712,958      656,037     661,736   2,620,533
   Net earnings        44,213       97,615       71,018      69,083     281,929
================================================================================
   Net earnings per
     common share  $      .36   $      .79   $      .57  $      .56  $     2.28

================================================================================
Fiscal 1993

   Net sales       $1,914,630   $2,257,921   $2,085,255  $2,037,034  $8,294,840
   Gross profit       527,454      638,186      581,760     588,438   2,335,838
   Earnings before
     cumulative effect
     of accounting
     changes           39,628       83,583       63,765      58,313     245,289
   Cumulative effect
     of accounting
     changes          (23,623)           -            -           -     (23,623)
   Net earnings    $   16,005   $   83,583   $   63,765  $   58,313  $  221,666

================================================================================
   Per common share:
     Earnings before
       cumulative effect
       of accounting
       changes     $      .32   $      .67   $      .52  $      .47  $     1.98
     Cumulative effect
       of accounting
       changes           (.19)           -            -           -        (.19)
     Net earnings  $      .13   $      .67   $      .52  $      .47  $     1.79
================================================================================
________________________________________________________________________________
COMMENTS ON QUARTERLY RESULTS

In further explanation of and supplemental to the quarterly results, the 1994 fourth quarter LIFO adjustment was a credit of $14,335,000 compared to a 1993 credit of $2,396,000. If the 1994 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels at August 31, 1994, earnings per share would have been higher in the first two quarters by $.04 and $.05, respectively, and lower in the third and fourth quarters by $.01 and $.08, respectively. Similar adjustments in 1993 would have increased earnings per share in the first three quarters by $.02, $.02 and $.01, respectively, and decreased the fourth quarter by $.05.

     The cumulative effect of accounting changes reflect the adoption of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 109, "Accounting for Income Taxes."

     The February 1993 quarter included costs of $6,821,000 ($.03 per share) for the early redemption of the company's $100 million 9 1/2% sinking fund debentures which were due in 2016.