Form 10-K, Exhibit 13
period 1995-08-31
WALGREEN CO
filed 1995-11-27
CIK 104207

EXHIBIT 13



ELEVEN-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
Walgreen Co. and Subsidiaries
(Dollars in Thousands, except per share data)

FISCAL YEAR                          1995         1994         1993         1992
NET SALES                     $10,395,096   $9,234,978   $8,294,840   $7,474,961
COSTS AND DEDUCTIONS
Cost of sales                   7,482,344    6,614,445    5,959,002    5,377,738
Selling, occupancy and
    administration              2,392,731    2,164,889    1,929,630    1,738,770
Other (income) expense (1)         (3,720)      (2,777)       6,532        5,448
Total Costs and Deductions      9,871,355    8,776,557    7,895,164    7,121,956
EARNINGS
Earnings before income tax
    provision and cumulative
    effect of accounting changes  523,741      458,421      399,676      353,005
Income tax provision              202,950      176,492      154,387      132,377
Earnings before cumulative
    effect of accounting
    changes                       320,791      281,929      245,289      220,628
Cumulative effect of accounting
    changes (2)                         -            -      (23,623)          -
Net Earnings                   $  320,791   $  281,929   $  221,666   $  220,628
================================================================================
PER COMMON SHARE (3)
Earnings before cumulative
    effect of accounting
    changes                    $     1.30   $     1.14   $      .99   $      .89
Net Earnings (2)                     1.30         1.14          .90          .89
Dividends Declared                    .39          .34          .30          .26
Book Value                           7.28         6.39         5.60         5.01
================================================================================
NON-CURRENT LIABILITIES
Long-term debt                 $    2,395   $    1,790   $    6,210   $   18,749
Deferred income taxes             142,278      137,741      144,186      171,820
Other non-current liabilities     237,586      213,796      176,218      103,820
================================================================================
ASSETS AND EQUITY
Total Assets                   $3,252,607   $2,872,841   $2,506,034   $2,346,942
================================================================================
Shareholders' Equity           $1,792,586   $1,573,640   $1,378,751   $1,233,310
================================================================================
Return on Average Shareholders'
    Equity (2)                      19.1%        19.1%        17.0%        19.1%
================================================================================
________________________________________________________________________________

(1) Fiscal 1993 includes the $6,821,000 costs from the early redemption of the company's $100 million 9 1/2% sinking fund debentures, due 2016. Fiscal 1991 includes a $4,118,000 loss from the closing of the company's Memphis, Tennessee, distribution center. Fiscal 1989 includes a $6,114,000 loss on sale of manufacturing operations.
(2) In 1993, the company adopted two Statements of Financial Accounting Standards, No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" and No. 109 "Accounting for Income Taxes."
(3) Per share data have been adjusted for two-for-one stock splits in 1995 and 1991.


      1991       1990       1989       1988       1987       1986       1985
$6,733,044  $6,047,494 $5,380,133 $4,883,520 $4,281,606 $3,660,553 $3,161,935

 4,829,186   4,356,392  3,848,546  3,468,973  3,000,988  2,550,072  2,192,367

 1,582,725   1,406,922  1,278,116  1,190,295  1,069,859    914,003    791,697
     9,189       3,257      9,632     15,282     16,576      8,852      4,171
 6,421,100   5,766,571  5,136,294  4,674,550  4,087,423  3,472,927  2,988,235



   311,944     280,923    243,839    208,970    194,183    187,626    173,700
   116,979     106,346     89,597     79,908     90,646     84,489     79,531


   194,965     174,577    154,242    129,062    103,537    103,137     94,169

         -           -          -          -          -          -          -
$  194,965  $  174,577 $  154,242 $  129,062 $  103,537 $  103,137 $   94,169
=============================================================================



$     .79  $      .71 $      .63 $      .52 $      .42 $      .42 $      .38
      .79         .71        .63        .52        .42        .42        .38
      .23         .20        .17        .15        .14        .13        .11
     4.39        3.85       3.35       2.90       2.53       2.25       1.96
=============================================================================

$  122,960 $  146,740 $  150,121 $  172,111 $  141,433 $  136,158 $   44,336
   155,314    138,926    118,320    105,548     97,399     84,604     66,300
    85,064     77,075     68,624     55,314     50,840     45,592     44,130
=============================================================================

$2,074,359 $1,896,146 $1,666,322 $1,501,482 $1,354,217 $1,189,965 $  955,691
=============================================================================
$1,081,157 $  947,249 $  823,401 $  712,644 $  622,328 $  553,611 $  480,974
=============================================================================

     19.2%      19.7%      20.1%      19.3%      17.6%      19.9%      21.0%
=============================================================================
_____________________________________________________________________________




                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

    Fiscal 1995 was the twenty-first consecutive year of record sales and earnings. Net earnings were $321 million or $1.30 per share, an increase of 13.8% from last year's earnings of $282 million or $1.14 per share. Earnings increases resulted from higher sales and improved expense ratios.

    Sales rose 12.6% to $10.4 billion in fiscal 1995 compared to increases of 11.3% in 1994 and 11.0% in 1993. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Sales in comparable stores (those open at least one year) were up 7.2% in 1995, 5.5% in 1994 and 6.3% in 1993. New stores accounted for 7.6% of the sales gains in 1995, 7.4% in 1994 and 6.2% in 1993. The company operated 2,085 drugstores as of August 31, 1995, compared to 1,968 a year earlier.

    In spite of continuing low rates of inflation on pharmaceuticals the last three years, pharmacy sales increased 19.8% in 1995, 18.9% in 1994 and 15.7% in 1993, with comparable stores up 13.8%, 12.1%, and 11.3% in 1995, 1994 and 1993, respectively. Prescription sales were 43.4% of total sales for fiscal 1995 compared to 40.8% in 1994 and 38.2% in 1993. Pharmacy sales trends are expected to continue primarily because of expansion into new markets, increased penetration in existing markets and demographic changes such as the aging population.

    Gross margins as a percent of sales decreased to 28.0% of sales from 28.4% last year and 28.2% in fiscal 1993. Prescription margins continue to decrease as third party sales become a larger portion of pharmacy sales. However, the rate of decrease is slowing as a result of emphasizing minimum profitability standards to third party payers.

    The company uses the last-in, first-out (LIFO) method of inventory valuation. The effective LIFO inflation rates were 1.29% in 1995, .3% in 1994 and 2.1% in 1993, which resulted in charges to cost of sales of $21.4 million in 1995, $5.1 million in 1994 and $28.1 million in 1993. Inflation on prescription inventory was 2.8% in both fiscal 1995 and 1994, and 4.4% in 1993. Excluding prescriptions, the remaining inventory experienced slight deflation during fiscal 1995 and 1994.

    Selling, occupancy and administration expenses were 23.0% of sales in fiscal 1995, 23.4% of sales in fiscal 1994 and 23.3% of sales in fiscal 1993. The fiscal 1995 decrease, as a percent to sales, was caused by store salaries, insurance costs and advertising. The fiscal 1994 increase was caused by higher store salaries, insurance costs and costs associated with closing retail locations.

    Interest income decreases in both 1995 and 1994 resulted principally from lower investment levels. Average net investment levels were approximately $59 million in 1995, $105 million in 1994, and $138 million in 1993. The lower investment level in fiscal 1995 was substantially offset by higher interest rates. In fiscal 1993 the company retired $100 million 9 1/2% sinking fund debentures at a cost of $6.8 million ($.02 per share). This reduced interest expense by $6.7 million in 1993 and $9.5 million per year thereafter.

    The fiscal 1995 effective tax rate was 38.75% compared to 38.5% in 1994 and 38.6% in 1993. The increase in rate in fiscal 1995 compared to 1994 was due to higher state income taxes and estimated interest on tax audits.

FINANCIAL CONDITION

    Cash and cash equivalents and marketable securities were $22 million at August 31, 1995, compared to $108 million at August 31, 1994. Short-term investment objectives are to maximize yields while minimizing risk and maintaining liquidity. To attain these objectives, investment limits are placed on the amount, type and issuer of securities.

    Net cash provided by operating activities decreased $11 million compared to the same period a year ago. This decrease resulted primarily from increased inventories to support store growth, offset by higher earnings. The company's ongoing profitability is expected to continue supporting expansion and remodeling programs, dividends to shareholders and the funding for various technological improvements.

    Net cash used for investing activities was $299 million for fiscal 1995 versus $284 million last year. Additions to property and equipment were $310 million compared to $290 million last year. Additions for this fiscal year included expenditures for the new Woodland, California, distribution center. During the year, a record 206 new or relocated drugstores were opened. This compares to 196 new or relocated drugstores opened in the same period last year. New stores are purchased or leased. Openings for this fiscal year included 17 purchased locations versus 31 for the same period last year. Planned capital expenditures for fiscal 1996 are expected to exceed $300 million.

    The company expects to open 215 new stores in fiscal 1996 and continue to open 200 or more stores annually for the next five years. Plans during fiscal 1996 include opening 10 to 15 stores each in the new Dallas/Fort Worth and Las Vegas markets, as well as four to five in Portland, Oregon. With the movement to freestanding store locations (from strip centers and malls), the decision has been made to purchase, rather than lease, more store locations than in the past. This will eventually result in lower store occupancy costs and provide the foundation to capitalize on the strength of the real estate selection process. Borrowings may be necessary to finance these future obligations. By the end of fiscal 1996 more than 400 stores are expected to offer one-hour photofinishing. Store implementation of Intercom Plus, an advanced pharmacy computer and workflow system, is expected to be completed in fiscal 1997. Healthcare Plus, the company's managed care subsidiary, has formed its own PBM (pharmacy benefits manager) network and will begin serving new plans in January.

    Net cash used for financing activities was $102 million for fiscal 1995 compared to $86 million in fiscal 1994. At August 31, 1995, the company had $123 million in unused bank lines of credit and $100 million of unissued authorized debt securities, previously filed with the Securities and Exchange Commission. In addition, the company has the ability to borrow an additional $93 million against corporate-owned life insurance policies.

    Earlier this fiscal year, the company received an unfavorable Tax Court ruling concerning the depreciable lives of certain assets. The company appealed, and on October 17, 1995, the United States Court of Appeals rendered an opinion which reversed the ruling. The case, which involves approximately $50 million of tax deductions taken in prior years, was remanded back to the Tax Court for further findings on the facts. As of August 31, 1995, the company has adequately provided for all the tax and related interest.

    Adoption of Financial Accounting Board Statement No. 121 "Accounting for the Impairment of Long-Lived Assets" is required by fiscal 1997. This pronouncement requires long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When adopted, it is not expected to significantly impact the company's consolidated financial position or results of operations.



CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 1995, 1994 and 1993
(Dollars in Thousands, except per share data)
________________________________________________________________________________
EARNINGS                                          1995         1994        1993
NET SALES                                  $10,395,096   $9,234,978  $8,294,840
COSTS AND DEDUCTIONS
     Cost of sales                           7,482,344    6,614,445   5,959,002
     Selling, occupancy and administration   2,392,731    2,164,889   1,929,630
                                             9,875,075    8,779,334   7,888,632
OTHER (INCOME) EXPENSE
     Interest income                            (4,910)      (5,363)     (6,743)
     Interest expense                            1,190        2,586       6,454
     Debt redemption costs                           -            -       6,821
                                                (3,720)      (2,777)      6,532
EARNINGS
     Earnings before income tax provision
        and cumulative effect of accounting
        changes                                523,741      458,421     399,676
     Income tax provision                      202,950      176,492     154,387
     Earnings before cumulative effect of
         accounting changes                    320,791      281,929     245,289
     Cumulative effect of accounting changes         -            -     (23,623)
     Net earnings                          $   320,791   $  281,929  $  221,666
===============================================================================
_______________________________________________________________________________
NET EARNINGS PER
COMMON SHARE
     Earnings before cumulative effect of
        accounting changes                 $      1.30   $     1.14  $      .99
     Cumulative effect of accounting changes         -            -        (.09)
     Net earnings                          $      1.30   $     1.14  $      .90
===============================================================================
_______________________________________________________________________________

RETAINED EARNINGS                                1995          1994        1993
             Balance, beginning of year    $1,496,721    $1,301,832  $1,156,391
             Net earnings                     320,791       281,929     221,666
             Cash dividends declared:
                $.39 per share in 1995,
                $.34 in 1994 and $.30 in 1993 (95,995)      (83,688)    (73,843)
             Employee stock purchase and
                option plans                   (5,850)       (3,352)     (2,382)
             Balance, end of year          $1,715,667    $1,496,721  $1,301,832
================================================================================
________________________________________________________________________________
             The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.



CONSOLIDATED BALANCE SHEETS
Walgreen Co. and Subsidiaries
At August 31, 1995 and 1994
(Dollars in Thousands)

________________________________________________________________________________
ASSETS                                                          1995        1994
CURRENT ASSETS
     Cash and cash equivalents                            $   22,245  $   77,915
     Marketable securities at cost, which approximates market - 30,510 Accounts receivable, net of allowances for doubtful
        accounts of $24,633 in 1995 and $21,601 in 1994      246,086     193,930
     Inventories                                           1,453,881   1,263,400
     Other current assets                                     90,705      71,148
     Total Current Assets                                  1,812,917   1,636,903
NON-CURRENT ASSETS
     Property and equipment, at cost, less accumulated
        depreciation and amortization                      1,248,962   1,085,487
     Other non-current assets                                190,728     150,451
TOTAL ASSETS                                              $3,252,607  $2,872,841
================================================================================
________________________________________________________________________________
LIABILITIES AND SHAREHOLDERS' EQUITY____________________________________________
CURRENT LIABILITIES
     Trade accounts payable                               $  606,263  $  532,816
     Accrued expenses and other liabilities                  448,219     390,683
     Income taxes                                             23,280      22,375
     Total Current Liabilities                             1,077,762     945,874
NON-CURRENT LIABILITIES
     Deferred income taxes                                   142,278     137,741
     Other non-current liabilities                           239,981     215,586
     Total Non-Current Liabilities                           382,259     353,327
SHAREHOLDERS' EQUITY
     Preferred stock, $.25 par value; authorized
        8,000,000 shares; none issued                              -           -
     Common stock, $.3125 par value; authorized 800,000,000
        shares; issued and outstanding 246,141,072 in 1995
        and 1994, at stated value                             76,919      76,919
     Retained earnings                                     1,715,667   1,496,721
     Total Shareholders' Equity                            1,792,586   1,573,640
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $3,252,607  $2,872,841
================================================================================
________________________________________________________________________________

     The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 1995, 1994 and 1993
(Dollars in Thousands)
_______________________________________________________________________________
FISCAL YEAR                                        1995        1994        1993
CASH FLOWS FROM OPERATING ACTIVITIES
     Net earnings                            $  320,791  $  281,929  $  221,666
     Adjustments to reconcile net earnings to net
        cash provided by operating activities -
             Depreciation and amortization      131,537     118,118     104,660
             Cumulative effect of accounting
                 changes                              -           -      23,623
             Deferred income taxes               (7,213)      5,653     (12,645)
             Other                                3,388      15,983       3,631
             Changes in operating assets and
                liabilities -
                   Inventories                 (190,481)   (169,365)    (99,867)
                   Trade accounts payable        73,447     105,631      15,502
                   Accrued expenses and other
                      liabilities                41,669      35,051      54,230
                   Accounts receivable, net     (36,265)    (50,692)     (7,427)
                   Insurance reserves            14,982      16,797      10,056
                   Other current assets          (7,807)     (3,910)     (7,814)
                   Income taxes                     905         693         184
     Net cash provided by operating activities  344,953     355,888     305,799
CASH (USED FOR) PROVIDED BY
INVESTING ACTIVITIES
     Additions to property and equipment       (310,254)   (289,976)   (184,674)
     Net investment in corporate-owned life
          insurance                             (34,140)     (6,445)    (35,981)
     Net sales (purchases) of marketable
          securities                             30,510        (815)     51,349
     Proceeds from disposition of property
          and equipment                          15,242      13,704       8,973
Net cash used for investing activities         (298,642)   (283,532)   (160,333)
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES
     Cash dividends paid                        (92,918)    (81,226)    (71,382)
     Payments of long-term obligations           (7,129)     (5,760)   (112,053)
     Cost of employee stock purchase and
          option plans                           (5,850)     (3,352)     (2,382)
     Proceeds from (purchases for) employee
          stock plans                             3,916       4,300     (12,592)
     Net cash used for financing activities    (101,981)    (86,038)   (198,409)
CHANGES IN CASH AND CASH EQUIVALENTS
     Net decrease in cash and
          cash equivalents                      (55,670)    (13,682)    (52,943)
     Cash and cash equivalents at
          beginning of year                      77,915      91,597     144,540
     Cash and cash equivalents at
          end of year                        $   22,245  $   77,915  $   91,597
===============================================================================
_______________________________________________________________________________
      The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.



                        STATEMENT OF MAJOR ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. Certain amounts in the 1994 and 1993 Consolidated Financial Statements have been reclassified to be consistent with the 1995 presentation.

ACCOUNTING CHANGES

In fiscal 1993 the company adopted two Statements of Financial Accounting Standards, SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes."

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. All other temporary investments are classified as marketable securities.

     The company's cash management policy provides for the bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the banks for payment of $130,000,000 and $88,000,000 at August 31, 1995 and 1994, respectively, are included in cash and cash equivalents as reductions of other cash balances.

FINANCIAL INSTRUMENTS

The company had approximately $18,000,000 and $20,000,000 of outstanding letters of credit at August 31, 1995 and 1994, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $57,000,000 at August 31, 1995 and $49,000,000 at August 31, 1994 were related to insurance activities. The company also has purchase commitments of approximately $17,000,000 related to the purchase of store locations. There were no investments in derivative financial instruments during fiscal 1995 and 1994.

INVENTORIES

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 1995 and 1994, inventories would have been greater by $415,015,000 and $393,568,000, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Cost of sales is primarily computed on an estimated basis and adjusted based on periodic inventories.


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

Property and equipment consists of (In Thousands):_____________________________
                                                             1995          1994
Land and land improvements                             $   88,097    $   78,118
Buildings and building improvements                       555,645       498,673
Equipment                                               1,047,548       909,187
Capitalized systems development costs                     117,545        87,885
Capital lease properties                                   21,930        23,378
                                                        1,830,765     1,597,241
Less:  accumulated depreciation and amortization          581,803       511,754

                                                       $1,248,962    $1,085,487
===============================================================================

The company capitalizes significant systems development costs. These costs are amortized over a five-year period as phases of these systems are implemented. Unamortized costs as of August 31, 1995 and 1994, were $84,910,000 and $66,303,000, respectively. Amortization of these costs were $11,053,000, $8,901,000 and $5,712,000 in 1995, 1994 and 1993, respectively.

INCOME TAXES

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

RETIREMENT BENEFITS

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust, to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pretax income. The profit-sharing provision was $44,315,000 in 1995, $37,683,000 in 1994 and $35,119,000 in 1993.

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

NET EARNINGS PER COMMON SHARE

Primary net earnings per share were computed using weighted average number of shares and common share equivalents outstanding of 247,527,030 in 1995, 247,292,458 in 1994 and 247,539,548 in 1993. Fully diluted net earnings per share are the same as primary net earnings per share.

PRE-OPENING EXPENSES

Non-capital expenditures incurred prior to the opening of a new or remodeled store are charged against earnings when they are incurred.

ADVERTISING COSTS

Advertising costs are expensed as incurred, and were $85,907,000 in 1995, $93,467,000 in 1994 and $88,102,000 in 1993.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTEREST EXPENSE

The company capitalized $751,000, $482,000 and $394,000 of interest expense as part of significant construction projects during fiscal 1995, 1994 and 1993, respectively. Interest paid, net of amounts capitalized, was $2,950,000 in 1995, $1,954,000 in 1994 and $9,950,000 in 1993. In fiscal 1993 the company retired $100 million 9 1/2% sinking fund debentures, due 2016.

LEASES

The company generally operates in leased premises. Original non-cancelable lease terms typically are 20 years and may contain escalation clauses, along with options that permit renewals for additional periods. The total amount of the minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon sales.

     Minimum rental commitments at August 31, 1995, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Thousands):_________________________________________________________________

YEAR____________________________________________________________________________
1996                                                               $  278,529
1997                                                                  290,201
1998                                                                  281,830
1999                                                                  274,145
2000                                                                  264,728
Later                                                               2,628,922
Total minimum lease payments                                       $4,018,355
================================================================================
The above minimum lease payments include minimum rental commitments related to capital leases amounting to $15,799,000 at August 31, 1995. The present value of net minimum capital lease payments, due after 1996, are reflected in the accompanying Consolidated Balance Sheets as part of other non-current liabilities. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $13,020,000 on leases due in the future under non-cancelable subleases.

Rental expense was as follows (In Thousands):
                                                 1995         1994         1993
Minimum rentals                              $279,217     $242,637     $214,537
Contingent rentals                             34,707       34,107       35,052
Less:  Sublease rental income                  (2,845)      (2,707)      (3,246)
                                             $311,079     $274,037     $246,343
================================================================================
INCOME TAXES

The provision for income taxes consists of the following (In Thousands):
                                                 1995         1994         1993
Current provision -
     Federal                                 $177,023     $145,381     $133,562
     State                                     33,140       25,458       33,470
                                              210,163      170,839      167,032
Deferred provision -
     Federal                                   (6,025)       3,881       (3,903)
     State                                     (1,188)       1,772       (8,742)
                                               (7,213)       5,653      (12,645)
                                             $202,950     $176,492     $154,387
================================================================================
The components of the deferred provision were (In Thousands):
                                                 1995         1994         1993
Accelerated depreciation                     $ 10,191     $ 20,756     $ 17,192
Employee benefit plans                         (9,154)      (6,956)      (6,518)
Insurance                                      (5,451)      (2,763)     (14,061)
Other                                          (2,799)      (5,384)      (9,258)
                                             $ (7,213)    $  5,653     $(12,645)
================================================================================


The deferred tax assets and liabilities included in the Consolidated Balance Sheet as of August 31, 1995, consist of the following (In Thousands):
                                          ASSETS       LIABILITIES        TOTAL
Current -
  Insurance                             $ 13,641         $       -    $  13,641
  Employee benefit plans                  31,723           (11,115)      20,608
  Allowances for doubtful accounts         9,987                 -        9,987
  Inventory                               11,060           (28,131)     (17,071)
  Other                                   16,434            (3,055)      13,379
                                          82,845           (42,301)      40,544
Non-current -
  Accelerated depreciation                     -          (240,772)    (240,772)
  Insurance                               27,695                 -       27,695
  Employee benefit plans                  40,826                 -       40,826
  Other                                   30,184              (211)      29,973
                                          98,705          (240,983)    (142,278)

                                        $181,550         $(283,284)   $(101,734)
================================================================================
Income taxes paid were $209,258,000, $170,146,000 and $166,848,000 during the fiscal years ended August 31, 1995, 1994 and 1993, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

SHORT-TERM BORROWINGS

At August 31, 1995, the company had approximately $123,000,000 of available bank lines of credit. The credit lines are renewable annually at various dates and provide for loans of varying maturities at the prime rate. There are no compensating balance arrangements.

     The company obtained funds through the placement of commercial paper, as follows (Dollars in Thousands):
                                                 1995         1994         1993
Average outstanding during the year          $  5,996     $  2,011     $      -
Largest month-end balance                      35,000       12,977            -
                                                (Nov)        (Nov)            -
Weighted average interest rate                   5.5%         3.3%            -

================================================================================

CONTINGENCIES

The company is involved in various legal proceedings incidental to the normal course of business. This includes a patent infringement suit against the company and its co-defendant supplier. On October 20, 1994, a judgment of $11.3 million plus interest was entered on this suit. The plaintiff subsequently filed a motion for treble damages, which was denied. That denial has been appealed. The case has also been appealed by the defendants, and the company has an indemnification agreement from its supplier for the amount of the judgment plus interest. Management is of the opinion, with which its General Counsel concurs, that the patent infringement suit and other legal proceedings will not have a material adverse effect on the company's consolidated financial position or results of operations.


CAPITAL STOCK

All share data have been adjusted to reflect a two-for-one stock split distributed to shareholders August 8, 1995. In addition the Board of Directors approved increases in the authorized common stock, from 400 million shares to 800 million shares, and in the authorized preferred stock, from 4 million shares to 8 million shares.

     The company's common stock is subject to a Rights Agreement under which each share has attached to it a Right to purchase one-four hundredth of a share of a new series of Preferred Stock, at a price of $30.00 per Right, in the event a person or group acquires or attempts to acquire 20% of the then outstanding shares of the company. In the event that a person or group acquires 20% or more of the outstanding common stock of the company (other than in certain instances as defined in the Rights Agreement), each Right, except those of an Acquiring Person, would entitle the holder to purchase a number of shares of the company's common stock which number is determined pursuant to a formula contained in the Rights Agreement. The Rights, which are non-voting, will expire on August 21, 1996, but may be redeemed by the company at a price of $.0125 per Right at any time prior to a public announcement that 20% or more of the company's common stock has been acquired.

     As of August 31, 1995, 27,168,328 shares of common stock were reserved for future stock issuances under the company's employee stock purchase, option and award plans. Preferred stock of 2,462,120 shares have been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

STOCK OPTION PLANS

The Walgreen Co. Executive Stock Option Plan provides for the granting to key employees of options to purchase company common stock over a 10-year period, at a price not less than the fair market value on the date of grant. Options may be issued under the Plan until October 13, 2002, for an aggregate of 9,600,000 shares of common stock of the company. The number of shares available for future grant was 1,913,090 and 3,952,750 at August 31, 1995 and 1994,
respectively. Options granted prior to July 13, 1988, must be exercised in sequential order. After this date, options may be exercised in any order provided they are not restricted by any holding period.

     The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to eligible employees upon the purchase of company shares subject to certain restrictions. Under the terms of the plan, the option price cannot be less than 85% of the fair market value at the date of the grant. Compensation expense related to the plan was $314,000 and $986,000 in 1995 and 1994, respectively. Options may be issued under this plan until September 30, 2002, for an aggregate of 10,000,000 shares of common stock of the company. The number of shares available for future grant was 7,723,712 and 7,756,126 at August 31, 1995 and 1994, respectively. The options granted during 1995 and 1994 have a two-year holding period.

     Stock option transactions in fiscal 1993, 1994 and 1995 are summarized as follows:
                                                     Per Share
                                       Shares      Option Price    Exercisable
Outstanding August 31, 1992          2,965,552    $ 2.703-$19.000    2,165,806
     Granted                         2,816,696     19.188- 20.188
     Exercised                        (231,976)     2.703- 13.844
     Cancelled                         (50,028)     4.875- 19.250
Outstanding August 31, 1993          5,500,244    $ 4.203-$20.188    1,930,772
     Granted                           449,520     18.688- 20.875
     Exercised                        (223,696)     4.203- 19.250
     Cancelled and expired             (70,538)     7.219- 19.750
Outstanding August 31, 1994          5,655,530    $ 6.172-$20.875    2,018,828
     Granted                         2,114,590     18.813- 23.750
     Exercised                        (231,794)     6.172- 19.250
     Cancelled and expired             (60,516)    11.406- 19.750
Outstanding August 31, 1995          7,477,810    $ 6.563-$23.750    4,686,171
==============================================================================

POSTRETIREMENT BENEFITS

The components of postretirement benefit cost for fiscal 1995, 1994 and 1993 were as follows (In Thousands):

                                                        1995     1994     1993
     Service costs - benefits earned during the year $3,781 $2,859 $2,413 Interest cost on accumulated postretirement
       benefit obligation                              5,576    4,638    4,048
     Amortization of unrecognized actuarial amount       229      271        -
     Total postretirement benefit cost                $9,586   $7,768   $6,461
                                                      ======   ======   ======

The company's unfunded accumulated postretirement benefit liability at August 31, included in the Consolidated Balance Sheets were as follows (In Thousands):

                                                                 1995     1994
          Retirees                                            $20,210  $18,228
          Fully eligible active plan participants               9,834   11,244
          Other active plan participants                       45,747   41,390
          Accumulated postretirement benefit obligation        75,791   70,862
          Unrecognized actuarial amount                        (1,820)  (4,469)
          Accrued postretirement benefit liability            $73,971  $66,393
                                                              =======  =======

The accumulated postretirement benefit obligation was determined assuming the discount rate was 7.75% and the healthcare cost trend rate was 7.0% for 1995; with a gradual decline over a 14-year period to 4.5%. These trend rates reflect the company's prior experience and management's expectation that future rates will decline. The effect of a 1% increase each year in the projected healthcare cost trend rate would increase the accumulated postretirement benefit obligation at August 31, 1995 by $13,731,000 and the service and interest cost components of the fiscal 1995 net periodic postretirement benefit cost by $1,991,000. The unrecognized actuarial amount is being amortized over the average remaining service period of active plan participants.

SUPPLEMENTARY FINANCIAL INFORMATION

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Thousands):
                                                             1995         1994
Other non-current assets -
     Cash surrender value of life insurance              $166,719     $122,172
     Other                                                 24,009       28,279
                                                         $190,728     $150,451
 ==============================================================================
Accrued expenses and other liabilities -
     Accrued salaries                                    $139,438     $122,213
     Taxes other than income taxes                         63,169       59,071
     Profit sharing                                        60,094       49,904
     Other                                                185,518      159,495
                                                         $448,219     $390,683
==============================================================================
Other non-current liabilities -
     Insurance                                           $ 73,733     $ 63,628
     Postretirement benefit obligation                     71,370       63,603
     Accrued rent                                          50,482       41,187
     Deferred compensation                                 23,667       24,223
     Deferred income                                       10,401       12,020
     Obligations under capital leases                       7,933        9,135
     Long-term debt, net of current maturities              2,395        1,790
                                                         $239,981     $215,586
==============================================================================

Long-term debt includes notes and other real estate obligations with interest rates at 6.25% and prime. Annual maturities due on long-term debt are $671,000, $394,000, $422,000, $445,000 and $44,000 for fiscal 1996 through 2000, respectively.




              REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. (an Illinois corporation) and Subsidiaries as of August 31, 1995 and 1994, and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended August 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1995 in conformity with generally accepted accounting principles.

        As indicated in the Statement of Major Accounting Policies, under "Accounting Changes", effective September 1, 1992, the company changed its method of accounting for postretirement benefits other than pensions and income taxes.



Arthur Andersen LLP

Chicago, Illinois,
  September 29, 1995



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




__C. R. Walgreen III__                       __R. H. Clausen__
  C. R. Walgreen III                           R. H. Clausen
  Chairman of the Board                        Controller
  and Chief Executive Officer                  and Chief Accounting Officer



__R. L. Polark__
  R. L. Polark
  Senior Vice President
  and Chief Financial Officer



THE WALGREEN YEAR...A REVIEW BY QUARTERS (UNAUDITED)
Summary of Quarterly Results, Fiscal 1995 and 1994
(Dollars in Thousands, except per share data)
                                      Quarter Ended
                                                                       Fiscal
                    November     February       May        August       Year
________________________________________________________________________________
Fiscal 1995
   Net sales       $2,405,556   $2,806,984   $2,617,368  $2,565,188 $10,395,096
   Gross profit       664,792      797,861      729,122     720,977   2,912,752
   Net earnings        53,994      111,557       78,990      76,250     320,791
   Net earnings per
     common share  $      .22   $      .45   $      .32  $      .31 $      1.30
________________________________________________________________________________
Fiscal 1994
   Net sales       $2,117,954   $2,498,537   $2,335,961  $2,282,526  $9,234,978
   Gross profit       589,802      712,958      656,037     661,736   2,620,533
   Net earnings        44,213       97,615       71,018      69,083     281,929
   Net earnings per
     common share  $      .18   $      .39   $      .29  $      .28  $     1.14
================================================================================
________________________________________________________________________________
COMMENTS ON QUARTERLY RESULTS

In further explanation of and supplemental to the quarterly results, the 1995 fourth quarter LIFO adjustment was a credit of $3,350,000 compared to a 1994 credit of $14,335,000. If the 1995 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels at August 31, 1995, earnings per share would have been higher in each of the first two quarters by $.01, and lower in the fourth quarter by $.02. Similar adjustments in 1994 would have increased earnings per share in each of the first two quarters by $.02 and decreased the fourth quarter by $.04.


WALGREENS NATIONWIDE

State          1995   1994                 State         1995   1994

Arizona         120    110                 Missouri        68     65
Arkansas          9      4                 Nebraska        30     28
California      131    117                 New Hampshire    8      9
Colorado         50     47                 New Jersey      31     30
Connecticut      31     30                 New Mexico      36     35
Florida         344    326                 New York        26     21
Illinois        316    313                 North Dakota     1      1
Indiana         102     94                 Ohio            52     39
Iowa             30     30                 Oklahoma        10      9
Kansas           15     14                 Pennsylvania     1      0
Kentucky         35     36                 Rhode Island     5      4
Louisiana        46     45                 Tennessee       76     69
Massachusetts    67     67                 Texas          199    189
Michigan         26     24                 Washington       5      5
Minnesota        60     59                 Wisconsin      110    108
Mississippi       5      3                 Puerto Rico     40     37
                                           Total        2,085  1,968

Information is provided as of fiscal year-end.