Form 10-K, Exhibit 13
period 1996-08-31
WALGREEN CO
filed 1996-11-27
CIK 104207

EXHIBIT 13


ELEVEN-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
Walgreen Co. and Subsidiaries
(Dollars in Thousands, except per share data)

FISCAL YEAR                         1996         1995         1994         1993
NET SALES                    $11,778,408  $10,395,096   $9,234,978   $8,294,840
COSTS AND DEDUCTIONS
Cost of sales                  8,514,819    7,482,344    6,614,445    5,959,002
Selling, occupancy and
    administration             2,659,525    2,392,731    2,164,889    1,929,630
Other (income) expense (1)        (2,873)      (3,720)      (2,777)       6,532
Total Costs and Deductions    11,171,471    9,871,355    8,776,557    7,895,164
EARNINGS
Earnings before income tax
    provision and cumulative
    effect of accounting changes 606,937      523,741      458,421      399,676
Income tax provision             235,188      202,950      176,492      154,387
Earnings before cumulative
    effect of accounting
    changes                      371,749      320,791      281,929      245,289
Cumulative effect of accounting
    changes (2)                        -            -            -      (23,623)
Net Earnings                   $ 371,749   $  320,791   $  281,929   $  221,666
================================================================================
PER COMMON SHARE (3)
Earnings before cumulative
    effect of accounting
    changes                    $    1.50   $     1.30   $     1.14   $      .99
Net Earnings (2)                    1.50         1.30         1.14          .90
Dividends Declared                   .44          .39          .34          .30
Book Value                          8.30         7.28         6.39         5.60
================================================================================
NON-CURRENT LIABILITIES
Long-term debt                 $   3,403   $    2,395   $   1,790    $   6,210
Deferred income taxes            145,218      142,278     137,741      144,186
Other non-current liabilities    259,965      237,586     213,796      176,218
================================================================================
ASSETS AND EQUITY
Total Assets                   $3,633,646  $3,252,607   $2,872,841   $2,506,034
================================================================================
Shareholders' Equity           $2,043,105  $1,792,586   $1,573,640   $1,378,751
================================================================================
Return on Average Shareholders'
    Equity (2)                      19.4%       19.1%        19.1%        17.0%
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


      1992       1991        1990       1989       1988       1987       1986
$7,474,961 $6,733,044  $6,047,494 $5,380,133 $4,883,520 $4,281,606 $3,660,553

 5,377,738  4,829,186   4,356,392  3,848,546  3,468,973  3,000,988  2,550,072

 1,738,770  1,582,725   1,406,922  1,278,116  1,190,295  1,069,859    914,003
     5,448      9,189       3,257      9,632     15,282     16,576      8,852
 7,121,956  6,421,100   5,766,571  5,136,294  4,674,550  4,087,423  3,472,927



   353,005    311,944     280,923    243,839    208,970    194,183    187,626
   132,377    116,979     106,346     89,597     79,908     90,646     84,489


   220,628    194,965     174,577    154,242    129,062    103,537    103,137

         -          -           -          -          -          -          -
$  220,628 $  194,965  $  174,577 $  154,242 $  129,062 $  103,537 $  103,137
=============================================================================



$      .89 $     .79   $     .71  $     .63  $     .52  $     .42  $     .42
       .89       .79         .71        .63        .52        .42        .42
       .26       .23         .20        .17        .15        .14        .13
      5.01      4.39        3.85       3.35       2.90       2.53       2.25
=============================================================================

$   18,749 $  122,960 $  146,740 $  150,121 $  172,111 $  141,433 $  136,158
   171,820    155,314    138,926    118,320    105,548     97,399     84,604
   103,820     85,064     77,075     68,624     55,314     50,840     45,592
=============================================================================

$2,346,942 $2,074,359 $1,896,146 $1,666,322 $1,501,482 $1,354,217 $1,189,965
=============================================================================
$1,233,310 $1,081,157 $  947,249 $  823,401 $  712,644 $  622,328 $  553,611
=============================================================================

     19.1%      19.2%      19.7%      20.1%      19.3%      17.6%      19.9%
=============================================================================
_____________________________________________________________________________




                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

    Fiscal 1996 was the twenty-second consecutive year of record sales and earnings. Net earnings were $372 million or $1.50 per share, an increase of 15.9% from last year's earnings of $321 million or $1.30 per share. Earnings increases resulted from higher sales and improved expense ratios.

    Total net sales increased by 13.3% to $11.8 billion in fiscal 1996 compared to increases of 12.6% in 1995 and 11.3% in 1994. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Comparable drugstore (those open at least one year) sales were up 8.5% in 1996, 7.2% in 1995 and 5.5% in 1994. New store openings accounted for 7.6% of the sales gains in 1996 and 1995 and 7.4% in 1994. The company operated 2,193 drugstores as of August 31, 1996, compared to 2,085 a year earlier.

    Prescription sales increased 18.0% in 1996, 19.8% in 1995 and 18.9% in 1994. Comparable drugstores were up 13.0%, 13.8% and 12.1% in 1996, 1995 and 1994, respectively. Prescription sales were 45.2% of total sales for fiscal 1996 compared to 43.4% in 1995 and 40.8% in 1994. Pharmacy sales trends are expected to continue primarily because of expansion into new markets, increased penetration in existing markets and demographic changes such as the aging population.

    Gross margins as a percent of sales decreased to 27.7% of sales from 28.0% last year and 28.4% in fiscal 1994. Prescription margins continue to decrease as third party and mail service sales become larger portions of prescription sales. The company is responding to gross margin pressures by emphasizing minimum third party profitability standards.

    The company uses the last-in, first-out (LIFO) method of inventory valuation. The effective LIFO inflation rates were .68% in 1996, 1.29% in 1995 and .3% in 1994, which resulted in charges to cost of sales of $12.8 million in 1996, $21.4 million in 1995 and $5.1 million in 1994. Inflation on prescription inventory was 2.3% in 1996 and 2.8% in both fiscal 1995 and 1994.

    Selling, occupancy and administration expenses were 22.6% of sales in fiscal 1996, 23.0% of sales in fiscal 1995 and 23.4% of sales in fiscal 1994. The fiscal 1996 decrease, as a percent to sales, was caused by lower advertising expenses, insurance costs and improved accounts receivable collection experience. The fiscal 1995 decrease, as a percent to sales, was caused by store salaries, insurance and advertising.

    Interest income was relatively constant over the three year periods.
Average net investment levels were approximately $76 million in 1996, $59 million in 1995 and $105 million in 1994. The lower investment levels in fiscal 1996 and 1995 were offset by higher interest rates.

    The fiscal 1996 and 1995 effective tax rates were 38.75% compared to 38.5% in 1994. The increases in rates compared to 1994 were due to higher state income taxes and estimated interest on tax audits.


FINANCIAL CONDITION

    Cash and cash equivalents and marketable securities were $9 million at August 31, 1996, compared to $22 million at August 31, 1995. Short-term investment objectives are to maximize yields while minimizing risk and maintaining liquidity. To attain these objectives, investment limits are placed on the amount, type and issuer of securities.

    Net cash provided by operating activities increased $66 million compared to the same period a year ago. This increase resulted primarily from higher earnings. The company's ongoing profitability is expected to continue as the principal source for providing expansion and remodeling programs, dividends to shareholders and funding for various technological improvements.

    Net cash used for investing activities was $299 million for both fiscal 1996 and 1995. Additions to property and equipment were $365 million compared to $310 million last year. During the year, 210 new or relocated drugstores were opened which included five acquired locations. This compares to 206 new or relocated drugstores opened in the same period last year. New stores are owned or leased. There were 57 owned locations opened during the year or under construction at August 31, 1996 versus 17 for the same period last year.
Capital expenditures for fiscal 1997 are expected to exceed $400 million.
During the year, the company borrowed $82.2 million from corporate-owned life insurance policies. Sales of marketable securities provided $30.5 million last year.

    The company expects to open at least 230 new stores in fiscal 1997, including units in the new markets of Detroit and Kansas City. Plans are to escalate new store openings to 300 per year beginning in 1998 and to be operating 3,000 stores across the country by the year 2000. This may necessitate future long-term borrowings. Intercom Plus, an advanced pharmacy computer and workflow system, is expected to be completed in fiscal 1997.

    Net cash used for financing activities was $125 million for fiscal 1996 compared to $102 million for fiscal 1995. During both periods, the company obtained funds through the placement of commercial paper and repaid those borrowings. At August 31, 1996, the company had $132 million in unused bank lines of credit and $100 million of unissued authorized debt securities, previously filed with the Securities and Exchange Commission.

     In fiscal 1995, the company received an unfavorable Tax Court ruling concerning the depreciable lives of certain assets. The company appealed, and on October 17, 1995, the United States Court of Appeals rendered an opinion which reversed the ruling. The case, which involves approximately $50 million of tax, including after-tax interest, was remanded back to the Tax Court for further findings which are in the process of being finalized. As of August 31, 1996, the company has adequately provided for the tax and related interest.

     Financial Accounting Board Statement No. 123 "Accounting for Stock-Based Compensation" was issued in October 1995. This pronouncement will require the company to disclose the effect on income of stock options based on a formula outlined in the bulletin. This disclosure will be required in fiscal 1997. This pronouncement is not expected to materially impact the company's consolidated financial position or results of operations.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 1996, 1995 and 1994
(Dollars in Thousands, except per share data)
________________________________________________________________________________
EARNINGS                                          1996         1995        1994
NET SALES                                  $11,778,408  $10,395,096  $9,234,978
COSTS AND DEDUCTIONS
     Cost of sales                           8,514,819    7,482,344   6,614,445
     Selling, occupancy and administration   2,659,525    2,392,731   2,164,889
                                            11,174,344    9,875,075   8,779,334
OTHER (INCOME) EXPENSE
     Interest income                            (5,098)      (4,910)     (5,363)
     Interest expense                            2,225        1,190       2,586
                                                (2,873)      (3,720)     (2,777)
EARNINGS
     Earnings before income tax provision      606,937      523,741     458,421
     Income tax provision                      235,188      202,950     176,492
     Net earnings                          $   371,749  $   320,791  $  281,929
===============================================================================
_______________________________________________________________________________
NET EARNINGS PER
COMMON SHARE                               $      1.50  $     1.30   $     1.14
===============================================================================
_______________________________________________________________________________

RETAINED EARNINGS                                1996          1995        1994
             Balance, beginning of year    $1,715,667    $1,496,721  $1,301,832
             Net earnings                     371,749       320,791     281,929
             Cash dividends declared:
                $.44 per share in 1996,
                $.39 in 1995 and $.34 in 1994(108,302)      (95,995)    (83,688)
             Employee stock purchase and
                option plans                  (12,928)       (5,850)     (3,352)
             Balance, end of year          $1,966,186    $1,715,667  $1,496,721
================================================================================
________________________________________________________________________________
             The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.


CONSOLIDATED BALANCE SHEETS
Walgreen Co. and Subsidiaries
At August 31, 1996 and 1995
(Dollars in Thousands)

________________________________________________________________________________
ASSETS                                                          1996        1995
CURRENT ASSETS
     Cash and cash equivalents                            $    8,819  $   22,245
     Accounts receivable                                     288,538     246,086
     Inventories                                           1,631,974   1,453,881
     Other current assets                                     89,707      90,705
     Total Current Assets                                  2,019,038   1,812,917
NON-CURRENT ASSETS
     Property and equipment, at cost, less accumulated
        depreciation and amortization                      1,448,368   1,248,962
     Other non-current assets                                166,240     190,728
TOTAL ASSETS                                              $3,633,646  $3,252,607
================================================================================
________________________________________________________________________________
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Trade accounts payable                               $  691,836  $  606,263
     Accrued expenses and other liabilities                  467,359     448,219
     Income taxes                                             22,760      23,280
     Total Current Liabilities                             1,181,955   1,077,762
NON-CURRENT LIABILITIES
     Deferred income taxes                                   145,218     142,278
     Other non-current liabilities                           263,368     239,981
     Total Non-Current Liabilities                           408,586     382,259
SHAREHOLDERS' EQUITY
     Preferred stock, $.25 par value; authorized
        8,000,000 shares; none issued                              -           -
     Common stock, $.3125 par value; authorized 800,000,000
        shares; issued and outstanding 246,141,072 in 1996
        and 1995, at stated value                             76,919      76,919
     Retained earnings                                     1,966,186   1,715,667
     Total Shareholders' Equity                            2,043,105   1,792,586
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $3,633,646  $3,252,607
================================================================================
________________________________________________________________________________

     The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 1996, 1995 and 1994
(Dollars in Thousands)
_______________________________________________________________________________
FISCAL YEAR                                        1996        1995        1994
CASH FLOWS FROM OPERATING ACTIVITIES
     Net earnings                            $  371,749  $  320,791  $  281,929
     Adjustments to reconcile net earnings to net
        cash provided by operating activities -
             Depreciation and amortization      147,311     131,537     118,118
             Deferred income taxes                2,992      (7,213)      5,653
             Other                                4,619       3,388      15,983
             Changes in operating assets and
                liabilities -
                   Inventories                 (178,093)   (190,481)   (169,365)
                   Trade accounts payable        85,573      73,447     105,631
                   Accounts receivable,         (60,011)    (36,265)    (50,692)
                   Accrued expenses and other
                      liabilities                42,091      41,669      35,051
                   Income taxes                  (8,820)        905         693
                   Insurance reserves             2,910      14,982      16,797
                   Other current assets             946      (7,807)     (3,910)
     Net cash provided by operating activities  411,267     344,953     355,888
CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to property and equipment       (364,586)   (310,254)   (289,976)
     Net borrowing against (investment in)
         corporate-owned life insurance          47,370     (34,140)     (6,445)
     Net proceeds from (purchases of)
           marketable securities                      -      30,510        (815)
     Disposition of property and equipment       17,869      15,242      13,704
     Net cash used for investing activities    (299,347)   (298,642)   (283,532)
CASH FLOWS FROM FINANCING ACTIVITIES
     Cash dividends paid                       (105,225)    (92,918)    (81,226)
     Cost of employee stock purchase and
          option plans                          (12,928)     (5,850)     (3,352)
     (Purchases for) proceeds from employee
          stock plans                            (6,757)      3,916       4,300
     Payments of long-term obligations             (436)     (7,129)     (5,760)
     Net cash used for financing activities    (125,346)   (101,981)    (86,038)
CHANGES IN CASH AND CASH EQUIVALENTS
     Net decrease in cash and
          cash equivalents                       (13,426)   (55,670)    (13,682)
     Cash and cash equivalents at
          beginning of year                       22,245     77,915      91,597
     Cash and cash equivalents at
          end of year                        $     8,819 $   22,245  $   77,915
===============================================================================
_______________________________________________________________________________
      The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.


                        STATEMENT OF MAJOR ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The company is principally in the retail drugstore business. Stores are located in 34 states and Puerto Rico. At August 31, 1996, there were 2,191 retail drugstores and two mail service facilities. Prescription sales were 45.2% of total sales for fiscal 1996 compared to 43.4% in 1995 and 40.8% in 1994. Prescription sales continue to grow and become a larger portion of the company's business.

BASIS OF PRESENTATION

The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts based on management's most prudent judgments and estimates. Actual results may differ from these estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. All other temporary investments are classified as marketable securities.

     The company's cash management policy provides for the bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the banks for payment of $143,000,000 and $130,000,000 at August 31, 1996 and 1995, respectively, are included in cash and cash equivalents as reductions of other cash balances.

FINANCIAL INSTRUMENTS

The company had approximately $12,000,000 and $18,000,000 of outstanding letters of credit at August 31, 1996 and 1995, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $59,000,000 at August 31, 1996 and $57,000,000 at August 31, 1995 were related to insurance activities. The company also has purchase commitments of approximately $68,000,000 and $17,000,000 at August 31, 1996 and 1995, respectively, related to the purchase of store locations. There were no investments in derivative financial instruments during fiscal 1996 and 1995.

INVENTORIES

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 1996 and 1995, inventories would have been greater by $427,767,000 and $415,015,000, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Cost of sales is primarily computed on an estimated basis and adjusted based on periodic inventories.

LONG-LIVED ASSETS

In fiscal 1996 the company adopted Financial Accounting Board Statement No. 121 "Accounting for the Impairment of Long-Lived Assets". This pronouncement, which was adopted early, requires long-lived assets to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No material effect on the financial statements occurred due to the previous existing accounting policy conforming in all material aspects to the new standard.

PROPERTY AND EQUIPMENT

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Major repairs which extend the useful life of an asset are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired resulting in the carrying amount not being recoverable. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of (In Thousands):
                                                             1996          1995
Land and land improvements                             $  128,772        88,097
Buildings and building improvements                       619,712       555,645
Equipment                                               1,197,352     1,047,548
Capitalized systems development costs                     141,732       117,545
Capital lease properties                                   19,969        21,930
                                                        2,107,537     1,830,765
Less:  accumulated depreciation and amortization          659,169       581,803

                                                       $1,448,368    $1,248,962
===============================================================================

The company capitalizes significant systems development costs. These costs are amortized over a five-year period as phases of these systems are implemented. Unamortized costs as of August 31, 1996 and 1995, were $98,409,000 and $84,910,000, respectively. Amortization of these costs were $10,688,000, $11,053,000 and $8,901,000 in 1996, 1995 and 1994, respectively.

INCOME TAXES

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

RETIREMENT BENEFITS

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust, to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pretax income. The profit-sharing provision was $50,386,000 in 1996, $44,315,000 in 1995 and $37,683,000 in 1994.

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

NET EARNINGS PER COMMON SHARE

Primary net earnings per share were computed using weighted average number of shares and common share equivalents outstanding of 248,436,005 in 1996, 247,527,030 in 1995 and 247,292,458 in 1994. Fully diluted net earnings per share are the same as primary net earnings per share.

PRE-OPENING EXPENSES

Non-capital expenditures incurred prior to the opening of a new or remodeled store are charged against earnings when they are incurred.

ADVERTISING COSTS

Advertising costs are expensed as incurred, and were $82,360,000 in 1996, $85,907,000 in 1995 and $93,467,000 in 1994.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTEREST EXPENSE

The company capitalized $254,000, $751,000 and $482,000 of interest expense as part of significant construction projects during fiscal 1996, 1995 and 1994, respectively. Interest paid, net of amounts capitalized, was $2,702,000 in 1996, $2,950,000 in 1995 and $1,954,000 in 1994.

LEASES

Although some locations are owned, the company generally operates in leased premises. Original non-cancelable lease terms typically are 20 years and may contain escalation clauses, along with options that permit renewals for additional periods. The total amount of the minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon sales.


     Minimum rental commitments at August 31, 1996, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Thousands):

YEAR
1997                                                               $  325,083
1998                                                                  345,140
1999                                                                  326,756
2000                                                                  315,165
2001                                                                  300,713
Later                                                               3,119,089
Total minimum lease payments                                       $4,731,946
================================================================================
The above minimum lease payments include minimum rental commitments related to capital leases amounting to $13,072,000 at August 31, 1996. The present value of net minimum capital lease payments, due after 1997, are reflected in the accompanying Consolidated Balance Sheets as part of other non-current liabilities. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $14,270,000 on leases due in the future under non-cancelable subleases.

Rental expense was as follows (In Thousands):
                                                 1996         1995         1994
Minimum rentals                              $317,993     $279,217     $242,637
Contingent rentals                             35,492       34,707       34,107
Less:  Sublease rental income                  (2,932)      (2,845)      (2,707)
                                             $350,553     $311,079     $274,037
================================================================================
INCOME TAXES

The provision for income taxes consists of the following (In Thousands):
                                                 1996         1995         1994
Current provision -
     Federal                                 $196,216     $177,023     $145,381
     State                                     35,980       33,140       25,458
                                              232,196      210,163      170,839
Deferred provision -
     Federal                                    2,825       (6,025)       3,881
     State                                        167       (1,188)       1,772
                                                2,992       (7,213)       5,6530
                                             $235,188     $202,950     $176,492
================================================================================
The components of the deferred provision were (In Thousands):
                                                 1996         1995         1994
Employee benefit plans                       $(14,793)    $ (9,154)    $ (6,956)
Accelerated depreciation                       12,446       10,191       20,756
Insurance                                       1,101       (5,451)      (2,763)
Other                                           4,238       (2,799)      (5,384)
                                             $  2,992     $ (7,213)    $  5,653
================================================================================


The deferred tax assets and liabilities included in the Consolidated Balance Sheet as of August 31, 1996, consist of the following (In Thousands):
                                          Assets       Liabilities        Total
Current -
  Employee benefit plans                $ 36,614         $  (6,983)   $  29,631
  Inventory                               14,761           (33,018)     (18,257)
  Insurance                               11,638                 -       11,638
  Allowances for doubtful accounts         6,045                 -        6,045
  Other                                   15,217            (3,782)      11,435
                                          84,275           (43,783)      40,492
Non-current -
  Accelerated depreciation                     -          (253,220)    (253,220)
  Employee benefit plans                  46,614                 -       46,614
  Insurance                               28,597                 -       28,597
  Other                                   33,117              (326)      32,791
                                         108,328          (253,546)    (145,218)
                                        $192,603         $(297,329)   $(104,726)
================================================================================
Income taxes paid were $241,016,000, $209,258,000 and $170,146,000 during the fiscal years ended August 31, 1996, 1995 and 1994, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

SHORT-TERM BORROWINGS

At August 31, 1996, the company had approximately $132,000,000 of available bank lines of credit. The credit lines are renewable annually at various dates and provide for loans of varying maturities at the prime rate. There are no compensating balance arrangements.

     The company obtained funds through the placement of commercial paper, as follows (Dollars in Thousands):
                                                 1996         1995         1994
Average outstanding during the year          $ 19,327     $  5,996     $  2,011
Largest month-end balance                      77,289       35,000       12,977
                                                (Nov)        (Nov)        (Nov)
Weighted average interest rate                   5.8%         5.5%         3.3%

================================================================================

CONTINGENCIES

The company is involved in various legal proceedings incidental to the normal course of business. Company management is of the opinion, based upon the advice of General Counsel, that although the outcome of such litigation cannot be forecast with certainty, the final disposition should not have a material adverse effect on the company's consolidated financial position or results of operations.



CAPITAL STOCK

     The company's common stock is subject to a Rights Agreement under which each share has attached to it a Right to purchase one one-hundredth of a share of a new series of Preferred Stock, at a price of $150.00 per Right, in the event a person or group acquires or attempts to acquire 15% of the then outstanding shares of the company. In the event that a person or group acquires 15% or more of the outstanding common stock of the company (other than in certain instances as defined in the Rights Agreement), each Right, except those of an Acquiring Person, would entitle the holder to purchase a number of shares of the company's common stock which number is determined pursuant to a formula contained in the Rights Agreement. The Rights, which are non-voting, will expire on August 21, 2006, but may be redeemed by the company at a price of $.01 per Right at any time prior to a public announcement that 15% or more of the company's common stock has been acquired.

     As of August 31, 1996, 25,818,064 shares of common stock were reserved for future stock issuances under the company's employee stock purchase, option and award plans. Preferred stock of 2,462,120 shares have been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

STOCK OPTION PLANS

The Walgreen Co. Executive Stock Option Plan provides for the granting to key employees of options to purchase company common stock over a 10-year period, at a price not less than the fair market value on the date of grant. Options may be issued under the Plan until October 13, 2002, for an aggregate of 9,600,000 shares of common stock of the company. The number of shares available for future grant was 1,825,750 and 1,913,090 at August 31, 1996 and 1995,
respectively.

     The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to eligible employees upon the purchase of company shares subject to certain restrictions. Under the terms of the plan, the option price cannot be less than 85% of the fair market value at the date of the grant. Compensation expense related to the plan was $100,000, $314,000 and $986,000 in 1996, 1995 and 1994, respectively. Options may be issued under this plan until September 30, 2002, for an aggregate of 10,000,000 shares of common stock of the company. The number of shares available for future grant was 7,683,413 and 7,723,712 at August 31, 1996 and 1995, respectively. The options granted during 1994 through 1996 have a two-year holding period.


     Stock option transactions in fiscal 1994, 1995 and 1996 are summarized as follows:
                                                     Per Share
                                       Shares      Option Price    Exercisable
Outstanding August 31, 1993          5,500,244    $ 4.203-$20.188    1,930,772
     Granted                           449,520     18.688- 20.875
     Exercised                        (223,696)     4.203- 19.250
     Cancelled and expired             (70,538)     7.219- 19.750
Outstanding August 31, 1994          5,655,530    $ 6.172-$20.875    2,018,828
     Granted                         2,114,590     18.813- 23.750
     Exercised                        (231,794)     6.172- 19.250
     Cancelled and expired             (60,516)    11.406- 19.750
Outstanding August 31, 1995          7,477,810    $ 6.563-$23.750    4,686,171
     Granted                           149,568     24.500- 33.500
     Exercised                        (379,150)     6.563- 19.750
     Cancelled and expired             (21,424)    18.813- 19.750
Outstanding August 31, 1996          7,226,804    $ 6.625-$33.500    5,370,798
================================================================================

POSTRETIREMENT BENEFITS

The components of postretirement benefit cost for fiscal 1996, 1995 and 1994 were as follows (In Thousands):

                                                        1996     1995     1994
     Service costs - benefits earned during the year $4,130 $3,781 $2,859 Interest cost on accumulated postretirement
       benefit obligation                              5,788    5,576    4,638
     Amortization of unrecognized actuarial amount        79      229      271
     Total postretirement benefit cost                $9,997   $9,586   $7,768
                                                      ======   ======   ======

The company's unfunded accumulated postretirement benefit liability at August 31, included in the Consolidated Balance Sheets were as follows (In Thousands):

                                                                 1996     1995
          Retirees                                            $21,696  $20,210
          Fully eligible active plan participants              11,036    9,834
          Other active plan participants                       48,396   45,747
          Accumulated postretirement benefit obligation        81,128   75,791
          Unrecognized actuarial amount                            19   (1,820)
          Accrued postretirement benefit liability            $81,147  $73,971
                                                              =======  =======

The accumulated postretirement benefit obligation was determined assuming the discount rate was 7.75% and the healthcare cost trend rate was 7.0% for 1996 with a gradual decline over a 13-year period to 4.5%. These trend rates reflect the company's prior experience and management's expectation that future rates will decline. The effect of a 1% increase each year in the projected healthcare cost trend rate would increase the accumulated postretirement benefit obligation at August 31, 1996 by $15,027,000 and the service and interest cost components of the fiscal 1996 net periodic postretirement benefit cost by $2,905,000. The unrecognized actuarial amount is being amortized over the average remaining service period of active plan participants.


SUPPLEMENTARY FINANCIAL INFORMATION

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Thousands):
                                                             1996         1995
Accounts receivable -
     Accounts receivable                                 $303,014     $270,719
     Allowances for doubtful accounts                     (14,476)     (24,633)
                                                         $288,538     $246,086
===============================================================================
Other non-current assets -
     Cash surrender value of life insurance, net
          of borrowings                                  $133,522     $166,719
     Other                                                 32,718       24,009
                                                         $166,240     $190,728
==============================================================================
Accrued expenses and other liabilities -
     Accrued salaries                                    $137,032     $139,438
     Taxes other than income taxes                         74,511       63,169
     Profit sharing                                        73,592       60,094
     Other                                                182,224      185,518
                                                         $467,359     $448,219
==============================================================================
Other non-current liabilities -
     Insurance                                           $ 79,704     $ 73,733
     Postretirement benefit obligation                     78,347       71,370
     Accrued rent                                          56,737       50,482
     Deferred compensation                                 26,098       23,667
     Deferred income                                       12,368       10,401
     Obligations under capital leases                       6,711        7,933
     Long-term debt, net of current maturities              3,403        2,395
                                                         $263,368     $239,981
==============================================================================

Long-term debt includes notes and other real estate obligations with interest rates ranging from 6.25% to 8.75%. Annual maturities due on long-term debt are
 $431,000, $462,000, $488,000, $91,000 and $98,000 for fiscal 1997 through 2001, respectively.


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


     TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WALGREEN CO.:

     We have audited the accompanying consolidated balance sheets of Walgreen Co. (an Illinois corporation) and Subsidiaries as of August 31, 1996 and 1995, and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

             In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996 in conformity with generally accepted accounting principles.



     Arthur Andersen LLP


     Chicago, Illinois,
       September 27, 1996



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





C. R. Walgreen III                           R. H. Clausen
C. R. Walgreen III                           R. H. Clausen
Chairman of the Board                        Controller
and Chief Executive Officer                  and Chief Accounting Officer


R. L. Polark
R. L. Polark
Senior Vice President
and Chief Financial Officer


THE WALGREEN YEAR...A REVIEW BY QUARTERS (Unaudited)
Summary of Quarterly Results, Fiscal 1996 and 1995
(Dollars in Thousands, except per share data)
                                      Quarter Ended
                                                                       Fiscal
                    November     February       May        August       Year
________________________________________________________________________________
Fiscal 1996
   Net sales       $2,692,767   $3,179,089   $2,988,836  $2,917,716  $11,778,408
   Gross profit       738,982      889,286      823,224     812,097    3,263,589
   Net earnings        63,655      126,801       91,575      89,718      371,749
   Net earnings per
     common share  $      .26   $      .51   $      .37  $      .36  $     1.50
________________________________________________________________________________


Fiscal 1995
   Net sales       $2,405,556   $2,806,984   $2,617,368  $2,565,188 $10,395,096
   Gross profit       664,792      797,861      729,122     720,977   2,912,752
   Net earnings        53,994      111,557       78,990      76,250     320,791
   Net earnings per
     common share  $      .22   $      .45   $      .32  $      .31 $      1.30
================================================================================
________________________________________________________________________________
COMMENTS ON QUARTERLY RESULTS

In further explanation of and supplemental to the quarterly results, the 1996 fourth quarter LIFO adjustment was a credit of $4,839,000 compared to a 1995 credit of $3,350,000. If the 1996 and 1995 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at year end, earnings per share would have been higher in each of the first two quarters by $.01, and lower in the fourth quarter by $.02.


WALGREENS NATIONWIDE

State          1996   1995                 State         1996   1995

Arizona         128    120                 Nevada           2      0
Arkansas          8      9                 New Hampshire    8      8
California      139    131                 New Jersey      37     31
Colorado         49     50                 New Mexico      36     36
Connecticut      32     31                 New York        26     26
Florida         370    344                 North Dakota     1      1
Illinois        318    316                 Ohio            56     52
Indiana         103    102                 Oregon           1      0
Iowa             30     30                 Oklahoma        19     10
Kansas           15     15                 Pennsylvania     2      1
Kentucky         36     35                 Rhode Island     7      5
Louisiana        48     46                 Tennessee       76     76
Massachusetts    71     67                 Texas          213    199
Michigan         26     26                 Virginia         2      0
Minnesota        61     60                 Washington      12      5
Mississippi       5      5                 Wisconsin      114    110
Missouri         71     68                 Puerto Rico     42     40
Nebraska         29     30                 Total        2,193  2,085



Information is provided as of fiscal year-end.