Form 10-K, Exhibit 13
period 1997-08-31
WALGREEN CO
filed 1997-11-26
CIK 104207

EXHIBIT 13




ELEVEN-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
Walgreen Co. and Subsidiaries
(Dollars in Millions, except per share data)

FISCAL YEAR                         1997         1996         1995         1994
NET SALES                        $13,363      $11,778      $10,395      $ 9,235
COSTS AND DEDUCTIONS
Cost of sales                      9,682        8,515        7,482        6,615
Selling, occupancy and
    administration                 2,973        2,659        2,393        2,165
Other (income) expense (1)            (4)          (3)          (4)          (3)
Total Costs and Deductions        12,651       11,171        9,871        8,777
EARNINGS
Earnings before income tax
    provision                        712          607          524          458
Income tax provision                 276          235          203          176
Net Earnings                     $   436      $   372      $   321      $   282
================================================================================
PER COMMON SHARE (3)
Net Earnings                     $   .88      $   .75      $   .65      $   .57
Dividends Declared                   .24          .22          .20          .17
Book Value                          4.81         4.15         3.64         3.20
================================================================================
NON-CURRENT LIABILITIES
Long-term debt                   $     3      $     4      $     2      $     2
Deferred income taxes                113          145          142          138
Other non-current liabilities        279          260          238          214
================================================================================
ASSETS AND EQUITY
Total Assets                     $ 4,207      $ 3,634      $ 3,253      $ 2,873
================================================================================
Shareholders' Equity             $ 2,373      $ 2,043      $ 1,793      $ 1,574
================================================================================
Return on Average Shareholders'
    Equity                         19.8%        19.4%        19.1%        19.1%
================================================================================
________________________________________________________________________________

(1) Fiscal 1993 includes the $7 million costs from the early redemption of the company's $100 million 9 1/2% sinking fund debentures, due 2016. Fiscal 1991 includes a $4 million loss from the closing of the company's Memphis, Tennessee, distribution center. Fiscal 1989 includes a $6 million loss on sale of manufacturing operations.
(2) Fiscal 1993 results of operations exclude the $24 million ($.05 per share) costs from the cumulative effect of accounting changes for postretirement benefits and income taxes.
(3) Per share data have been adjusted for two-for-one stock splits in 1997, 1995 and 1991.

      1993(2)    1992        1991       1990       1989       1988       1987
    $8,295     $7,475      $6,733     $6,047     $5,380     $4,884     $4,282

     5,959      5,378       4,829      4,356      3,849      3,469      3,001

     1,930      1,739       1,583      1,407      1,278      1,190      1,070
         7          5           9          3          9         16         17
     7,896      7,122       6,421      5,766      5,136      4,675      4,088


       399        353         312        281        244        209        194
       154        132         117        106         90         80         90
    $  245     $  221      $  195     $  175     $  154     $  129     $  104
=============================================================================

    $  .50     $  .45      $  .39     $  .35     $  .31     $  .26     $  .21
       .15        .13         .12        .10        .09        .08        .07
      2.80       2.51        2.20       1.92       1.67       1.45       1.26
=============================================================================

    $    6     $   19      $  123     $  147     $  150     $  172     $  141
       144        172         155        139        118        106         97
       176        104          85         77         69         55         51
=============================================================================

    $2,506     $2,347      $2,074     $1,896     $1,666     $1,501     $1,354
=============================================================================
    $1,379     $1,233      $1,081     $  947     $  823     $  713     $  622
=============================================================================

     18.8%      19.1%       19.2%      19.7%      20.1%      19.3%      17.6%
=============================================================================
_____________________________________________________________________________


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

    Fiscal 1997 was the twenty-third consecutive year of record sales and earnings. Net earnings were $436 million or $.88 per share, an increase of 17.2% from last year's earnings of $372 million or $.75 per share. Earnings increases resulted from higher sales and improved expense ratios.

    Total net sales increased by 13.5% to $13.4 billion in fiscal 1997 compared to increases of 13.3% in 1996 and 12.6% in 1995. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Comparable drugstore (those open at least one year) sales were up 8.1% in 1997, 8.5% in 1996, and 7.2% in 1995. New store openings accounted for 8.6% of the sales gains in 1997 and 7.6% in 1996 and 1995. The company operated 2,358 drugstores as of August 31, 1997, compared to 2,193 a year earlier.

    Prescription sales increased 18.1% in 1997, 18.0% in 1996, and 19.8% in 1995. Comparable drugstores were up 13.0% in 1997 and 1996, and 13.8% in 1995. Prescription sales were 47.1% of total sales for fiscal 1997 compared to 45.2% in 1996 and 43.4% in 1995. Pharmacy sales trends are expected to continue primarily because of expansion into new markets, increased penetration in existing markets and demographic changes such as the aging population.

    Gross margins as a percent of sales decreased to 27.5% of sales from 27.7% last year and 28.0% in fiscal 1995. Prescription margins continue to decrease as third party retail and mail order sales become a larger portion of pharmacy sales. The company is responding to gross margin pressures by emphasizing minimum third party profitability standards. Improved gross margins in the rest of the store helped offset the decline.

    The company uses the last-in, first-out (LIFO) method of inventory valuation. The effective LIFO inflation rates were .82% in 1997, .68% in 1996, and 1.29% in 1995, which resulted in charges to cost of sales of $16 million in 1997, $13 million in 1996, and $21 million in 1995. Inflation on prescription inventory was 1.9% in 1997, 2.3% in 1996, and 2.8% in 1995.

    Selling, occupancy and administration expenses were 22.2% of sales in fiscal 1997, 22.6% of sales in fiscal 1996, and 23.0% of sales in fiscal 1995. The fiscal 1997 decrease, as a percent to sales, was caused principally by lower advertising expenses. The fiscal 1996 decrease, as a percent to sales, was caused by lower advertising expenses, insurance costs and improved accounts receivable collection experience. The growth in mail order pharmacy, which has a lower expense ratio, has also been contributing to the decreases.

    Interest income was relatively constant over the three year periods. Average net investment levels were approximately $79 million in 1997, $76 million in 1996, and $59 million in 1995.

    The fiscal 1997, 1996 and 1995 effective tax rates were 38.75%.


FINANCIAL CONDITION

    Cash and cash equivalents were $73 million at August 31, 1997, compared to $9 million at August 31, 1996. Short-term investment objectives are to maximize yields while minimizing risk and maintaining liquidity. To attain these objectives, investment limits are placed on the amount, type and issuer of securities.

    Net cash provided by operating activities for fiscal 1997 was $650 million compared to $411 million a year ago. The change between periods was principally due to higher earnings and better inventory control which included improved payment terms. Contributing to this improvement was the company's SIMS inventory management system. The company's profitability is the principal source for providing funds for expansion and remodeling programs, dividends to shareholders and funding for various technological improvements.

    Net cash used for investing activities was $486 million versus $299 million last year. Additions to property and equipment were $485 million compared to $364 million last year. During the year, 251 new or relocated drugstores were opened which included four acquired locations. This compares to 210 new or relocated drugstores opened in the same period last year. New stores are owned or leased. There were 110 owned locations opened during the year or under construction at August 31, 1997 versus 57 for the same period last year. The company borrowed $19 million in fiscal 1997, compared to $82 million in fiscal 1996, from corporate-owned life insurance policies.

    Capital expenditures for fiscal 1998 are expected to exceed $500 million. The company expects to open at least 280 new stores in fiscal 1998 and 360 in fiscal 1999. The company is continuing to relocate stores to more convenient and profitable freestanding locations. Expectations are that 3,000 drugstores will be operating by the year 2000. The company believes that additional expansion across the country is still possible beyond the year 2000. This may necessitate future long-term borrowings. Intercom Plus, an advanced pharmacy computer and workflow system, is expected to be fully implemented in early fiscal 1998.

    Net cash used for financing activities was $100 million compared to $125 million a year ago. The company issued 1.5 million shares of authorized but previously unissued shares to satisfy various stock option and purchase plan requirements. This avoided purchasing shares on the open market which would have resulted in cash outflows of approximately $40 million. At August 31, 1997, the company had $139 million in unused bank lines of credit and $100 million of unissued authorized debt securities, previously filed with the Securities and Exchange Commission.

    In September 1997, the company concluded a tax case which involved the depreciable lives of certain assets. This resolution resulted in a fiscal 1998 first quarter payment of approximately $37 million of tax. In addition, during the first quarter of fiscal 1998, $58 million of cash was received from the surrender of a group of corporate-owned life insurance policies. As of August 31, 1997, the company adequately provided for the tax and related interest.

    The company has been addressing computer software modifications or replacements to enable transactions to process properly in the year 2000. All necessary changes are expected to occur in a timely manner and the cost will not have a significant impact on the ongoing results of operations.

    In March 1997, Financial Accounting Board Statement No. 128 "Earnings Per Share" was issued. Under this pronouncement, which must be adopted in our fiscal 1998 second quarter, "basic earnings per share" and "diluted earnings per share", as defined by the bulletin, will replace "primary earnings per share" and "fully diluted earnings per share." The objective is to make the computation more compatible with international accounting standards. The company does not expect basic earnings per share to be materially different from primary earnings per share.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 1997, 1996 and 1995
(Dollars in Millions, except per share data)
_______________________________________________________________________________
EARNINGS                                         1997         1996        1995
NET SALES                                      $13,363      $11,778     $10,395
COSTS AND DEDUCTIONS
     Cost of sales                               9,682        8,515       7,482
     Selling, occupancy and administration       2,973        2,659       2,393
                                                12,655       11,174       9,875
OTHER (INCOME) EXPENSE
     Interest income                                (6)          (5)         (5)
     Interest expense                                2            2           1
                                                    (4)          (3)         (4)
EARNINGS
     Earnings before income tax provision          712          607         524
     Income tax provision                          276          235         203
     Net earnings                              $   436      $   372     $   321
===============================================================================
_______________________________________________________________________________
NET EARNINGS PER
COMMON SHARE                                   $   .88      $   .75     $   .65
===============================================================================
_______________________________________________________________________________
RETAINED EARNINGS                                 1997         1996        1995
Balance, beginning of year                     $ 1,966      $ 1,716     $ 1,497
Net earnings                                       436          372         321
Cash dividends declared: $.24 per share
   in 1997, $.22 in 1996 and $.20 in 1995         (118)        (109)        (96)
Employee stock purchase and option plans           (18)         (13)         (6)
Balance, end of year                           $ 2,266      $ 1,966     $ 1,716
================================================================================
________________________________________________________________________________

            The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.




CONSOLIDATED BALANCE SHEETS
Walgreen Co. and Subsidiaries
At August 31, 1997 and 1996
(Dollars in Millions)

________________________________________________________________________________
ASSETS                                                          1997        1996
CURRENT ASSETS
     Cash and cash equivalents                              $     73    $      9
     Accounts receivable                                         376         288
     Inventories                                               1,733       1,632
     Other current assets                                        144          90
     Total Current Assets                                      2,326       2,019
NON-CURRENT ASSETS
     Property and equipment, at cost, less accumulated
        depreciation and amortization                          1,754       1,449
       Other non-current assets                                  127         166
TOTAL ASSETS                                                $  4,207    $  3,634
================================================================================
________________________________________________________________________________
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Trade accounts payable                                 $    813    $    692
     Accrued expenses and other liabilities                      554         467
     Income taxes                                                 72          23
     Total Current Liabilities                                 1,439       1,182
NON-CURRENT LIABILITIES
     Deferred income taxes                                       113         145
     Other non-current liabilities                               282         264
     Total Non-Current Liabilities                               395         409
SHAREHOLDERS' EQUITY
     Preferred stock, $.125 par value; authorized
       16 million shares; none issued                              -           -
     Common stock, $.15625 par value; authorized 1.6 billion
        shares; issued and outstanding 493,789,966 in 1997
        and 492,282,144 in 1996                                   77          77
     Paid-in capital                                              30           -
     Retained earnings                                         2,266       1,966
     Total Shareholders' Equity                                2,373       2,043
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                  $  4,207    $  3,634
================================================================================
________________________________________________________________________________

     The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 1997, 1996 and 1995
(Dollars in Millions)
_______________________________________________________________________________
FISCAL YEAR                                        1997        1996        1995
CASH FLOWS FORM OPERATING ACTIVITIES
     Net earnings                                $  436      $  372      $  321
     Adjustments to reconcile net earnings to net
        cash provided by operating activities -
             Depreciation and amortization          164         147         132
             Deferred income taxes                    8           3          (7)
             Other                                    8           5           3
             Changes in operating assets and
                liabilities -
                   Trade accounts payable           121          85          73
                   Inventories                     (101)       (178)       (191)
                   Accounts receivable              (74)        (60)        (36)
                   Accrued expenses and other
                      liabilities                    73          42          42
                   Income taxes                      12          (9)          1
                   Other                              3           4           7
     Net cash provided by operating activities      650         411         345
CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to property and equipment           (485)       (364)       (310)
     Net (investment in) borrowing against
         corporate-owned life insurance             (16)         47         (34)
     Disposition of property and equipment           15          18          15
     Net proceeds from marketable securities          -           -          30
     Net cash used for investing activities        (486)       (299)       (299)
CASH FLOWS FROM FINANCING ACTIVITIES
     Cash dividends paid                           (116)       (105)        (93)
     Cost of employee stock purchase and
          option plans                              (18)        (13)         (6)
     Proceeds from (purchases for) employee
          stock plans                                35          (7)          4
     Payments of long-term obligations               (1)          -          (7)
     Net cash used for financing activities        (100)       (125)       (102)
CHANGES IN CASH AND CASH EQUIVALENTS
     Net increase (decrease) in cash and
          cash equivalents                           64         (13)        (56)
     Cash and cash equivalents at
          beginning of year                           9          22          78
     Cash and cash equivalents at
          end of year                            $   73      $    9      $   22
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



                        STATEMENT OF MAJOR ACCOUNTING POLICIES
DESCRIPTION OF BUSINESS

The company is principally in the retail drugstore business. Stores are located in 34 states and Puerto Rico. At August 31, 1997, there were 2,358 retail drugstores and two mail service facilities. Prescription sales were 47.1% of total sales for fiscal 1997 compared to 45.2% in 1996 and 43.4% in 1995.

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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. The company's cash management policy provides for the bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the banks for payment of $145 million and $143 million at August 31, 1997 and 1996, respectively, are included in cash and cash equivalents as reductions of other cash balances.

FINANCIAL INSTRUMENTS

The company had approximately $38 million and $12 million of outstanding letters of credit at August 31, 1997 and 1996, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $59 million at August 31, 1997 and 1996, were related to insurance activities. The company also had purchase commitments of approximately $209 million and $68 million at August 31, 1997 and 1996, respectively, related to the purchase of store locations. There were no investments in derivative financial instruments during fiscal 1997 and 1996.

INVENTORIES

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 1997 and 1996, inventories would have been greater by $444 million and $428 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Cost of sales is primarily computed on an estimated basis and adjusted based on periodic inventories.


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

Property and equipment consists of (In Millions):
                                                             1997          1996
Land and land improvements
     Owned stores                                         $   217       $   102
     Distribution centers                                      19            18
     Other locations                                            9             9
Buildings and building improvements
     Leased stores (building improvements only)               337           321
     Owned stores                                             261           153
     Distribution centers                                     117           108
     Other locations                                           41            38
Equipment
     Stores                                                   783           687
     Distribution centers                                     162           153
     Other locations                                          383           357
Capitalized systems development costs                         154           142
Capital lease properties                                       19            20
                                                            2,502         2,108
Less:  accumulated depreciation and amortization              748           659

                                                          $ 1,754       $ 1,449
===============================================================================

The company capitalizes significant systems development costs. These costs are amortized over a five-year period as phases of these systems are implemented. Unamortized costs as of August 31, 1997 and 1996, were $97 million and $98 million, respectively. Amortization of these costs were $14 million in 1997, and $11 million in both 1996 and 1995.

INCOME TAXES

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

RETIREMENT BENEFITS

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust, to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pretax income. The profit-sharing provision was $59 million in 1997, $50 million in 1996 and $44 million in 1995.

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

NET EARNINGS PER COMMON SHARE

Primary net earnings per share were computed using weighted average number of shares and common share equivalents outstanding of 498,334,545 in 1997, 496,872,010 in 1996 and 495,054,060 in 1995. Fully diluted net earnings per share are the same as primary net earnings per share.

PRE-OPENING EXPENSES

Non-capital expenditures incurred prior to the opening of a new or remodeled store are charged against earnings when they are incurred.

ADVERTISING COSTS

Advertising costs are expensed as incurred, and were $68 million in 1997, $82 million in 1996 and $86 million in 1995.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INTEREST EXPENSE

The company capitalized less than $1 million of interest expense as part of significant construction projects during fiscal 1997, 1996 and 1995. Interest paid, net of amounts capitalized, was $2 million in 1997 and $3 million in both 1996 and 1995.

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

     Minimum rental commitments at August 31, 1997, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Millions):
YEAR
1998                                                                 $    368
1999                                                                      387
2000                                                                      370
2001                                                                      355
2002                                                                      340
Later                                                                   3,568
Total minimum lease payments                                         $  5,388
================================================================================
The above minimum lease payments include minimum rental commitments related to capital leases amounting to $11 million at August 31, 1997. The present value of net minimum capital lease payments, due after 1998, are reflected in the accompanying Consolidated Balance Sheets as part of other non-current liabilities. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $14 million on leases due in the future under non-cancelable subleases.

Rental expense was as follows (In Millions):
                                                 1997         1996         1995
Minimum rentals                                $  357       $  318       $  279
Contingent rentals                                 35           36           35
Less:  Sublease rental income                      (3)          (3)          (3)
                                               $  389       $  351       $  311
================================================================================
INCOME TAXES

The provision for income taxes consists of the following (In Millions):
                                                 1997         1996         1995
Current provision -
     Federal                                   $  228       $  196       $  177
     State                                         40           36           33
                                                  268          232          210
Deferred provision -
     Federal                                        7            3           (6)
     State                                          1            -           (1)
                                                    8            3           (7)
                                               $  276       $  235       $  203
================================================================================
The components of the deferred provision were (In Millions):
                                                 1997         1996         1995
Employee benefit plans                         $  (14)      $  (15)      $   (9)
Accelerated depreciation                            9           12           10
Inventory                                          22            1            4
Other                                              (9)           5          (12)
                                               $    8       $    3       $   (7)
================================================================================


The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (In Millions):
                                                         1997              1996
Deferred tax assets -
  Employee benefit plans                               $   95             $  83
  Insurance                                                41                40
  Accrued rent                                             35                28
  Inventory                                                15                15
  Other                                                    28                26
                                                          214               192
Deferred tax liabilities -
  Accelerated depreciation                                225               253
  Inventory                                                55                33
  Other                                                     9                11
                                                          289               297
Net deferred tax liabilities                           $   75             $ 105
================================================================================
Income taxes paid were $243 million, $241 million and $209 million during the fiscal years ended August 31, 1997, 1996 and 1995, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

SHORT-TERM BORROWINGS

At August 31, 1997, the company had approximately $139 million of available bank lines of credit. The credit lines are renewable annually at various dates and provide for loans of varying maturities at the prime rate. There are no compensating balance arrangements.

     The company obtained funds through the placement of commercial paper, as follows (Dollars in Millions):
                                                 1997         1996         1995
Average outstanding during the year            $    8       $   19       $    6
Largest month-end balance                          42           77           35
                                               (Sept)        (Nov)        (Nov)
Weighted average interest rate                   5.4%         5.8%         5.5%
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

CAPITAL STOCK

All share data have been adjusted to reflect a two-for-one stock split distributed to shareholders August 8, 1997. In addition, the Board of Directors approved increases in the authorized common stock, from 800 million shares to
1.6 billion shares, and in the authorized preferred stock, from 8 million shares to 16 million shares.

     In fiscal 1997 there was an additional issuance of 1,507,822 shares causing a $30 million increase in paid-in capital. There were no changes to the company's common stock or paid-in capital balances in fiscal 1996 or 1995.

     The company's common stock is subject to a Rights Agreement under which each share has attached to it a Right to purchase one one-hundredth of a share of a new series of Preferred Stock, at a price of $75.00 per Right, in the event a person or group acquires or attempts to acquire 15% of the then outstanding shares of the company. In the event that a person or group acquires 15% or more of the outstanding common stock of the company (other than in certain instances as defined in the Rights Agreement), each Right, except those of an Acquiring Person, would entitle the holder to purchase a number of shares of the company's common stock which number is determined pursuant to a formula contained in the Rights Agreement. The Rights, which are non-voting, will expire on August 21, 2006, but may be redeemed by the company at a price of $.005 per Right at any time prior to a public announcement that 15% or more of the company's common stock has been acquired.

     As of August 31, 1997, 62,101,320 shares of common stock were reserved for future stock issuances under the company's employee stock purchase, option and award plans. Preferred stock of 4,937,900 shares have been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

STOCK COMPENSATION PLANS

The Walgreen Co. Executive Stock Option Plan provides for the granting to key employees of options to purchase company common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until October 9, 2006, for an aggregate of 19,200,000 shares of common stock of the company. The options granted during fiscal 1997 and 1996 have a three-year holding period.

     The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase company common stock over a period of 10 years to eligible employees upon the purchase of company shares subject to certain restrictions. Under the terms of the Plan, the option price cannot be less than 85% of the fair market value at the date of grant. Compensation expense related to the Plan was less than $1 million in fiscal 1997, 1996 and 1995. Options may be granted under this Plan until September 30, 2002, for an aggregate of 20,000,000 shares of common stock of the company. The options granted during fiscal 1997 and 1996 have a two-year holding period.

A summary of information relative to the company's stock option plans follows:

                               Options Outstanding        Exercisable Options
                                     Weighted-Average           Weighted-Average
                           Shares    Exercise Price    Shares   Exercise Price
August 31, 1994          11,311,060     $ 7.93
Granted                   4,229,180       9.43
Exercised                  (463,588)      7.29
Canceled/Forfeited         (121,032)      9.45                                 -
August 31, 1995          14,955,620     $ 8.36        9,372,342     $ 7.67
Granted                     299,136      12.95
Exercised                  (758,300)      7.69
Canceled/Forfeited          (42,848)      9.63                                 -
August 31, 1996          14,453,608     $ 8.49       10,741,596     $ 8.04
Granted                   4,706,936      17.97
Exercised                (2,233,992)      6.26
Canceled/Forfeited         (143,636)     13.00
August 31, 1997          16,782,916     $11.40        9,874,942     $ 8.65
===============================================================================
The following table summarizes information concerning currently outstanding and exercisable options:
                    Options Outstanding                    Options Exercisable
                            Weighted-
                            Average        Weighted-                  Weighted-
Range of    Number          Remaining      Average      Number        Average
Exercise    Outstanding     Contractual    Exercise     Exercisable   Exercise
Prices      at 8/31/97      Life           Price        at 8/31/97    Price
$ 3 to 5       898,828        1.84 yrs.    $ 4.57          898,828    $ 4.57
  6 to 10   10,905,370        5.57           9.12        8,976,114      9.06
 11 to 18    4,978,718        9.06          17.61                -         -
$ 3 to 18   16,782,916        6.41         $11.40        9,874,942    $ 8.65
===============================================================================
Under the Walgreen Co. 1982 Employees Stock Purchase Plan, eligible employees may purchase company stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares for which all participants have the right to purchase under this Plan is 32,000,000.

     The Walgreen Co. Restricted Performance Share Plan provides for the granting of up to 16,000,000 shares of common stock to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement and total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Compensation expense related to the Plan was $5 million in fiscal 1997, and $4 million in both 1996 and 1995. The number of shares granted was 129,459 in fiscal 1997 and 176,876 in 1996.

     The company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized based on the fair value of its grants under these plans. Had compensation costs been determined consistent with the method of FASB Statement No. 123 for options granted in 1997 and 1996, pro forma net income for fiscal 1997 and 1996 would have been $423 million and $369 million, respectively, and pro forma earnings per common share for fiscal 1997 and 1996 would have been $.85 and $.74, respectively. The weighted average fair value of options granted at market price during fiscal 1997 and 1996 was $6.65 and $4.72, respectively. The weighted average fair value of options granted below market price during fiscal 1997 and 1996 was $6.95 and $5.11, respectively. The weighted average exercise price of options granted at market price during fiscal 1997 and 1996, was $16.51 and $12.34, respectively. The weighted average exercise price of options granted below market price during fiscal 1997 and 1996, was $18.40 and $13.95, respectively.

     The fair value of each option grant used in the pro forma net income and earnings per share was determined using the Black-Scholes option pricing model with weighted-average assumptions used for grants in both fiscal 1997 and 1996:

                                1997       1996
Risk-Free Interest Rate         6.29%      5.99%
Average Life of Option (years)     6          6
Volatility                     20.00%     19.94%
Dividend Yield                  1.07%      1.07%

POSTRETIREMENT HEALTHCARE BENEFITS

The service costs and interest cost on the accumulated postretirement healthcare benefit obligation were $4 million and $6 million, respectively, in each of the last three fiscal years.

     The company's unfunded accumulated postretirement healthcare benefit liability at August 31, included in the Consolidated Balance Sheets were as follows (In Millions):
                                                                 1997     1996
          Retirees                                              $  23    $  22
          Fully eligible active plan participants                  12       11
          Other active plan participants                           54       48
          Accumulated postretirement benefit obligation            89       81
          Unrecognized actuarial loss                              (1)       -
          Accrued postretirement benefit liability              $  88    $  81
                                                                ======   =====

The accumulated postretirement healthcare benefit obligation was determined assuming the discount rate was 7.75% and the healthcare cost trend rate was 7.00% for 1997 with a gradual decline over a seven-year period to 5%. These trend rates reflect the company's prior experience and management's expectation that future rates will decline. The effect of a 1% increase each year in the projected healthcare cost trend rate would increase the accumulated postretirement benefit obligation at August 31, 1997 by $17 million and the service and interest cost components of the fiscal 1997 net periodic postretirement benefit cost by $3 million. The unrecognized actuarial amount is being amortized over the average remaining service period of active plan participants.


SUPPLEMENTARY FINANCIAL INFORMATION

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Millions):
                                                             1997         1996
Accounts receivable -
     Accounts receivable                                   $  389       $  303
     Allowances for doubtful accounts                         (13)         (15)
                                                           $  376       $  288
===============================================================================
Accrued expenses and other liabilities -
     Accrued salaries                                      $  164       $  137
     Taxes other than income taxes                             82           74
     Profit sharing                                            92           74
     Other                                                    216          182
                                                           $  554       $  467
==============================================================================
Other non-current liabilities -
     Postretirement benefit obligation                     $   85       $   78
     Insurance                                                 72           80
     Accrued rent                                              68           57
     Other                                                     57           49
                                                           $  282       $  264
==============================================================================


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


     TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF WALGREEN CO.:

     We have audited the accompanying consolidated balance sheets of Walgreen Co. (an Illinois corporation) and Subsidiaries as of August 31, 1997 and 1996, and the related consolidated statements of earnings, retained earnings and cash flows for each of the three years in the period ended August 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

             In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1997 in conformity with generally accepted accounting principles.




     /s/Arthur Andersen LLP

     Chicago, Illinois,
       September 26, 1997



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

        The firm of Arthur Andersen, independent public accountants, was engaged to render a professional opinion on Walgreen Co.'s consolidated financial statements. Their report contains an opinion based on their audit, which was made in accordance with generally accepted auditing standards and procedures, which they believed were sufficient to provide reasonable assurance that the consolidated financial statements, considered in their entirety, are not misleading and do not contain material errors.

        Three outside members of the Board of Directors comprise the company's Audit Committee, which meets at least quarterly and is responsible for reviewing and monitoring the company's financial and accounting practices. Arthur Andersen and the company's General Auditor meet alone with the Audit Committee, which also meets with the company's management to discuss financial matters, auditing and internal accounting controls.

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






/s/C. R. Walgreen III                        /s/R. H. Clausen
C. R. Walgreen III                           R. H. Clausen
Chairman of the Board                        Controller
and Chief Executive Officer                  and Chief Accounting Officer


/s/R. L. Polark
R. L. Polark
Senior Vice President
and Chief Financial Officer


THE WALGREEN YEAR...A REVIEW BY QUARTERS (Unaudited)
Summary of Quarterly Results
(Dollars in Millions, except per share data)
                     _________________Quarter Ended______________
                                                                       Fiscal
                    November     February       May        August       Year

Fiscal 1997
   Net sales        $ 3,054      $ 3,603      $ 3,403     $ 3,303     $13,363
   Gross profit         830        1,006          933         912       3,681
   Net earnings          75          147          108         106         436
   Net earnings per
     common share   $   .15      $   .30      $   .21     $   .22     $   .88


Fiscal 1996
   Net sales        $ 2,693      $ 3,179      $ 2,989     $ 2,917     $ 11,778
   Gross profit         739          889          823         812        3,263
   Net earnings          64          126           92          90          372
   Net earnings per
     common share   $   .13      $   .25      $   .19     $   .18     $    .75
================================================================================
COMMON STOCK PRICES
Below are the New York Stock Exchange high and low for each quarter of fiscal 1997 and 1996.
                    ________________Quarter Ended________________
                                                                       Fiscal
                    November     February       May        August       Year
FISCAL 1997  High   $21 7/16     $21 13/16    $23 5/8     $29 5/8     $29 5/8
             Low     16 1/2       19 7/16      20 9/16     23 5/16     16 1/2
FISCAL 1996  High   $15 5/8      $18 3/16     $17 7/16    $17 7/16    $18 3/16
             Low     12 1/4       14 1/4       15 7/16     15 3/8      12 1/4

==============================================================================

Dividends Declared
                    _______________Quarter Ended_________________
                                                                       Fiscal
                    November     February       May        August       Year
Fiscal 1997         $    .06     $    .06     $    .06    $   .06     $   .24
Fiscal 1996         $   .055     $   .055     $   .055    $  .055     $   .22
             =================================================================


WALGREENS NATIONWIDE

State          1997   1996                 State         1997   1996

Arizona         134    128                 Nevada          11      2
Arkansas          9      8                 New Hampshire    9      8
California      168    139                 New Jersey      38     37
Colorado         53     49                 New Mexico      37     36
Connecticut      32     32                 New York        30     26
Florida         395    370                 North Dakota     1      1
Illinois        330    318                 Ohio            61     56
Indiana         100    103                 Oklahoma        22     19
Iowa             31     30                 Oregon           5      1
Kansas           17     15                 Pennsylvania     5      2
Kentucky         39     36                 Rhode Island    12      7
Louisiana        49     48                 Tennessee       81     76
Massachusetts    72     71                 Texas          234    213
Michigan         28     26                 Virginia         5      2
Minnesota        62     61                 Washington      19     12
Mississippi       5      5                 Wisconsin      115    114
Missouri         75     71                 Puerto Rico     45     42
Nebraska         29     29                 TOTAL        2,358  2,193



Information is provided as of fiscal year-end.