Form 10-K, Exhibit 13
period 1998-08-31
WALGREEN CO
filed 1998-11-30
CIK 104207

Exhibit 13

_______________________________________________________________________________
Eleven-Year Summary of Selected Consolidated Financial Data
Walgreen Co. and Subsidiaries
(Dollars in Millions, except per share data)
________________________________________________________________________________
Fiscal Year                          1998        1997         1996         1995
Net Sales                         $15,307     $13,363      $11,778      $10,395
Costs and Deductions
Cost of sales                      11,140       9,682        8,515        7,482
Selling, occupancy and
  administration                    3,332       2,973        2,659        2,393
Other (income) expense (1)            (42)         (4)          (3)          (4)
Total Costs and Deductions         14,430      12,651       11,171        9,871
Earnings
Earnings before income tax
  provision and cumulative effect
  of accounting changes               877         712          607          524
Income tax provision                  340         276          235          203
Earnings before cumulative effect
  of accounting changes               537         436          372          321
Cumulative effect of accounting
  changes (2)                         (26)          -            -            -
Net Earnings                     $    511     $   436      $   372      $   321
Per Common Share (3)
Earnings before cumulative effect
  of accounting changes
    Basic                        $   1.08     $   .89      $   .76      $   .65
    Diluted                          1.07         .88          .75          .65
Net earnings
    Basic                            1.03         .89          .76          .65
    Diluted                          1.02         .88          .75          .65
Dividends declared                    .25         .24          .22          .20
Book value                           5.72        4.81         4.15         3.64
Non-Current Liabilities
Long-term debt                   $     14     $     3      $     4      $     2
Deferred income taxes                  89         113          145          142
Other non-current liabilities         370         279          260          238
Assets and Equity
Total assets                     $  4,902     $ 4,207      $ 3,634      $ 3,253
Shareholders' equity             $  2,849     $ 2,373      $ 2,043      $ 1,793
Return on average shareholders'
  equity                             19.6%       19.8%        19.4%        19.1%

(1) Fiscal 1998 includes a pre-tax gain of $37 million ($23 million after-tax or $.05 per share) from the sale of the company's long-term care pharmacy business.
(2) Fiscal 1998 includes the $26 million ($.05 per share) charge from the cumulative effect of accounting change for system development costs.
    Fiscal 1993 includes the $24 million ($.05 per share) costs from the cumulative effect of accounting changes for postretirement benefits and income taxes.
(3) Per share data have been adjusted for two-for-one stock splits in 1997, 1995 and 1991.

      1994       1993       1992        1991       1990       1989       1988
   $ 9,235     $8,295     $7,475      $6,733     $6,047     $5,380     $4,884

     6,615      5,959      5,378       4,829      4,356      3,849      3,469

     2,165      1,930      1,739       1,583      1,407      1,278      1,190
        (3)         7          5           9          3          9         16
     8,777      7,896      7,122       6,421      5,766      5,136      4,675



       458        399        353         312        281        244        209
       176        154        132         117        106         90         80

       282        245        221         195        175        154        129

         -        (24)         -           -          -          -          -
    $  282     $  221     $  221      $  195     $  175     $  154     $  129



    $  .57      $ .50     $  .45      $  .40     $  .35     $  .31     $  .26
       .57        .50        .45         .39        .35        .31        .26

       .57        .45        .45         .40        .35        .31        .26
       .57        .45        .45         .39        .35        .31        .26
       .17        .15        .13         .12        .10        .09        .08
      3.20       2.80       2.51        2.20       1.92       1.67       1.45

    $    2     $    6     $   19      $  123     $  147     $  150     $  172
       138        144        172         155        139        118        106
       214        176        104          85         77         69         55

    $2,873     $2,506     $2,347      $2,074     $1,896     $1,666     $1,501
    $1,574     $1,379     $1,233      $1,081     $  947     $  823     $  713

     19.1%      18.8%      19.1%       19.2%      19.7%      20.1%      19.3%
_____________________________________________________________________________

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Fiscal 1998 was the twenty-fourth consecutive year of record sales and earnings. Net earnings were $511 million or $1.02 per share (diluted), an increase of 17.2% from last year's earnings of $436 million or $.88 per share. Included in this year's results was a $26 million after-tax charge ($.05 per share) related to an accounting change and an offsetting $.05 per share gain on the sale of the company's long-term care pharmacy business which was recorded in the fiscal fourth quarter. The accounting change involved expensing the cumulative cost of business process reengineering activities that had been capitalized as part of system development projects. Operating earnings increases resulted from higher sales and improved expense ratios.

[BAR GRAPH]    S,G&A   1996-1998
               (as a percent to sales)
               1996   1997   1998
               22.6%  22.2%  21.8%

    Total net sales increased by 14.5% to $15.3 billion in fiscal 1998 compared to increases of 13.5% in 1997 and 13.3% in 1996. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Comparable drugstore (those open at least one year) sales were up 9.4% in 1998, 8.1% in 1997, and 8.5% in 1996. New store openings accounted for 10.4% of the sales gains in 1998, 8.6% in 1997, and 7.6% in 1996. The company operated 2,549 drugstores as of August 31, 1998, compared to 2,358 a year earlier.

    Prescription sales increased 20.6% in 1998, 18.1% in 1997, and 18.0% in 1996. Comparable drugstores were up 15.6% in 1998 and 13.0% in 1997 and 1996. Prescription sales were 49.6% of total sales for fiscal 1998 compared to 47.1% in 1997 and 45.2% in 1996. Pharmacy sales trends are expected to continue primarily because of expansion into new markets, increased penetration in existing markets, and demographic changes such as the aging population.

    Gross margins as a percent of sales decreased to 27.2% of sales from 27.5% last year and 27.7% in fiscal 1996. The two major factors contributing to the decrease were the decline in pharmacy gross profit margins and the LIFO provision.

    Third party retail and mail order sales, which have lower gross margin rates compared to the rest of the store, continue to become a larger portion of pharmacy sales. The margins are under continued pressure from the reimbursement rates demanded by managed care organizations. The company is responding to these gross margin pressures by evaluating contracts with the organizations on a case by case basis to insure a reasonable return to shareholders. This may result in sacrificing sales volume to insure that minimum gross margin standards are met. Improved gross margins in the rest of the store helped offset the decline.

    The company uses the last-in, first-out (LIFO) method of inventory valuation. The effective LIFO inflation rates were 2.15% in 1998, .82% in 1997, and .68% in 1996, which resulted in charges to cost of sales of $47 million in 1998, $16 million in 1997, and $13 million in 1996. Inflation on prescription inventory was 5.5% in 1998, 1.9% in 1997, and 2.3% in 1996.

    Selling, occupancy and administration expenses were 21.8% of sales in fiscal 1998, 22.2% of sales in fiscal 1997, and 22.6% of sales in fiscal 1996. The fiscal 1998 decrease, as a percent to sales, was caused by lower payroll, advertising and headquarters expenses. The fiscal 1997 decrease, as a percent to sales, was caused principally by lower advertising expenses. The growth in mail order pharmacy, which has a lower expense ratio, has also been contributing to the decreases.

    Interest income was relatively constant over the three year periods. Average net investment levels were approximately $72 million in 1998, $79 million in 1997, and $76 million in 1996.

    The fiscal 1998, 1997 and 1996 effective tax rates were 38.75%.


Financial Condition

Cash and cash equivalents were $144 million at August 31, 1998, compared to $73 million at August 31, 1997. Short-term investment objectives are to maximize yields while minimizing risk and maintaining liquidity. To attain these objectives, investment limits are placed on the amount, type and issuer of securities.

    Net cash provided by operating activities for fiscal 1998 was $571 million compared to $650 million a year ago. The company's profitability is the principal source for providing funds for expansion and remodeling programs, dividends to shareholders and funding for various technological improvements.

    Net cash used for investing activities was $502 million in fiscal 1998 and $486 million in 1997. Additions to property and equipment were $641 million compared to $485 million last year. During the year, 304 new or relocated drugstores were opened. This compares to 251 new or relocated drugstores opened in the same period last year. New stores are owned or leased. There were 136 owned locations opened during the year or under construction at August 31, 1998 versus 110 for the same period last year. The surrender of certain corporate-owned life insurance policies resulted in net proceeds of $58 million. Property and equipment dispositions of $72 million in fiscal 1998 includes the proceeds from the sale of the company's 14 long-term care pharmacy facilities.

[PIE CHART]    Capital Expenditures-FY 1999
               More than $750 million to be spent
               -Stores (67%)
               -Distribution (21%)
               -Technology (10%)
               -Other (2%)

    Capital expenditures for fiscal 1999 are estimated to be more than $750 million. The company expects to open at least 365 new stores in fiscal 1999. The company is continuing to relocate stores to more convenient and profitable freestanding locations. Expectations are that 3,000 drugstores will be operating in the year 2000, with a goal of 6,000 by 2010. This may necessitate future long-term borrowings.

    Net cash provided by financing activities was $2 million compared to $100 million used a year ago. The company issued 4.5 million shares of authorized but previously unissued shares to satisfy various stock option and purchase plan requirements. This avoided purchasing shares on the open market which would have resulted in cash outflows of approximately $111 million. At August 31, 1998, the company had $162 million in unused bank lines of credit and $100 million of unissued authorized debt securities, previously filed with the Securities and Exchange Commission.

    The company has been addressing computer software and hardware modifications or replacements to enable transactions to process properly in the year 2000. Included in the hardware review is an examination of critical non-IT systems, including embedded technology at company facilities. Left uncorrected, the "year 2000 problem" could result in business interruptions. However, based on currently available information, all necessary changes are expected to occur in a timely manner. As part of the project, a detailed work plan was developed to identify key processes such as point-of-sale, pharmacy and inventory control.
At August 31, 1998, it is estimated that 70% of the work plan activities have been completed and approximately 50% of the costs have been incurred. The total cost of these changes is expected to be approximately $10 million which is based on management's best estimates and subject to change as additional information becomes available.

    Although the company is working with suppliers and customers regarding this issue, no assurance can be given with respect to any potential adverse effects on the company or any failure by other parties to achieve year 2000 compliance. The company is developing contingency plans which identify "risk points" within key business processes and is developing alternative solutions if a failure occurs at a risk point. Any unexpected problems which occur concerning this issue will be attacked vigorously and, if necessary, workarounds will be pursued.


    In March 1998, Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" was issued. This pronouncement, which is effective by the company's fiscal year 2000, provides guidance on the capitalization of costs related to internal use software. The pronouncement is not expected to materially impact the company's consolidated financial position or results of operations.

     In April 1998 Statement of Position 98-5 "Reporting on the Costs of Start-up Activities" was issued. This pronouncement requires that costs related to start-up activities be expensed as incurred. The company's policies are in compliance with this pronouncement, and therefore, no adjustments are necessary.



Cautionary Note Regarding Forward-looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations and involve risks and uncertainties. Please see Walgreen Co.'s Form 10-K for the period ended August 31, 1998, for a discussion of certain important factors as they relate to forward-looking statements. Actual results could differ materially.



Consolidated Statements of Earnings and Shareholders' Equity
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 1998, 1997 and 1996
(Dollars in Millions, except per share data)
_______________________________________________________________________________
Earnings                                            1998        1997        1996
Net Sales                                        $15,307     $13,363     $11,778
Costs and Deductions
     Cost of sales                                11,140       9,682       8,515
     Selling, occupancy and administration         3,332       2,973       2,659
                                                  14,472      12,655      11,174
Other (Income) Expense
     Interest income                                  (6)         (6)        (5)
     Interest expense                                  1           2          2
     Gain on sale of long-term care pharmacies       (37)          -          -
                                                     (42)         (4)        (3)
Earnings
     Earnings before income tax provision
      and cumulative effect of accounting change     877         712         607
     Income tax provision                            340         276         235
     Earnings before cumulative effect of
       accounting change                             537         436         372
     Cumulative effect of accounting change
       for system development costs                  (26)          -           -
     Net Earnings                                $   511     $   436     $   372
_______________________________________________________________________________
Net Earnings per Common Share
     Basic
      Earnings before cumulative effect of
        accounting change                        $  1.08     $   .89     $   .76
      Cumulative effect of accounting change
        for system development costs                (.05)          -           -
       Net Earnings                              $  1.03     $   .89     $   .76
     Diluted
      Earnings before cumulative effect of
        accounting change                        $  1.07     $   .88     $   .75
      Cumulative effect of accounting change
        for system development costs                (.05)          -           -
       Net Earnings                              $  1.02     $   .88     $   .75

Average shares outstanding                   496,084,620 492,440,738 492,282,144
Dilutive effect of stock options               6,761,836   5,893,807   4,589,866
Average shares outstanding assuming dilution 502,846,456 498,334,545 496,872,010


                                              Common Stock     Paid-in  Retained
Shareholders' Equity                        Shares    Amount   Capital  Earnings
Balance, August 31, 1995                 492,282,144   $ 77     $   -   $ 1,716
Net earnings                                       -      -         -       372
Cash dividends declared ($.22 per share)           -      -         -      (109)
Employee stock purchase and option plans           -      -         -       (13)
Balance, August 31, 1996                 492,282,144     77         -     1,966
Net earnings                                       -      -         -       436
Cash dividends declared ($.24 per share)           -      -         -      (118)
Employee stock purchase and option plans   1,507,822      -        30       (18)
Balance, August 31, 1997                 493,789,966     77        30     2,266
Net earnings                                       -      -         -       511
Cash dividends declared ($.25 per share)           -      -         -      (124)
Employee stock purchase and option plans   4,453,556      1        88         -
Balance, August 31, 1998                 498,243,522   $ 78     $ 118   $ 2,653


 The accompanying Statement of Major Accounting Policies and the Notes to
     Consolidated Financial Statements are integral parts of these statements.



Consolidated Balance Sheets
Walgreen Co. and Subsidiaries
At August 31, 1998 and 1997
(Dollars in Millions)

________________________________________________________________________________
Assets                                                          1998       1997
Current Assets
     Cash and cash equivalents                              $    144    $    73
     Accounts receivable, net                                    373        376
     Inventories                                               2,027      1,733
     Other current assets                                         79        144
     Total Current Assets                                      2,623      2,326
Non-Current Assets
     Property and equipment, at cost, less accumulated
        depreciation and amortization                          2,144      1,754
     Other non-current assets                                    135        127
Total Assets                                                $  4,902   $  4,207
________________________________________________________________________________
Liabilities and Shareholders' Equity
Current Liabilities
     Trade accounts payable                                 $    907   $    813
     Accrued expenses and other liabilities                      618        554
     Income taxes                                                 55         72
     Total Current Liabilities                                 1,580      1,439
Non-Current Liabilities
     Deferred income taxes                                        89        113
     Other non-current liabilities                               384        282
     Total Non-Current Liabilities                               473        395
Shareholders' Equity
     Preferred stock, $.125 par value; authorized
       16 million shares; none issued                              -          -
     Common stock, $.15625 par value; authorized 1.6 billion
        shares; issued and outstanding 498,243,522 in 1998
        and 493,789,966 in 1997                                   78         77
     Paid-in capital                                             118         30
     Retained earnings                                         2,653      2,266
     Total Shareholders' Equity                                2,849      2,373
Total Liabilities and Shareholders' Equity                  $  4,902   $  4,207
________________________________________________________________________________

     The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.


Consolidated Statements of Cash Flows
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 1998, 1997 and 1996
(Dollars in Millions)
_______________________________________________________________________________
Fiscal Year                                        1998        1997        1996
Cash Flows from Operating Activities
     Net earnings                                $  511      $  436      $  372
Adjustments to reconcile net earnings to net
       cash provided by operating activities -
         Cumulative effect of accounting
           change for system development costs       26           -           -
         Depreciation and amortization              189         164         147
         Gain on sale of long-term care pharmacies  (37)          -           -
         Deferred income taxes                       (1)          8           3
         Other                                       29           8           5
         Changes in operating assets and
           liabilities -
             Inventories                           (299)       (101)       (178)
             Accrued expenses and other liabilities  99          73          42
             Trade accounts payable                  94         121          85
             Accounts receivable, net               (20)        (74)        (60)
             Income taxes                           (17)         12          (9)
             Other                                   (3)          3           4
     Net cash provided by operating activities      571         650         411
Cash Flows from Investing Activities
     Additions to property and equipment           (641)       (485)       (364)
     Disposition of property and equipment           72          15          18
     Proceeds from the surrender of corporate-
       owned life insurance                          58           -           -
     Net borrowing from (investment in)
       corporate-owned life insurance                 9         (16)         47
     Net cash used for investing activities        (502)       (486)       (299)
Cash Flows from Financing Activities
     Cash dividends paid                           (123)       (116)       (105)
     Proceeds from (purchases for) employee
       stock plans                                  105          17         (20)
     Other                                           20          (1)          -
     Net cash provided by (used for) financing
       activities                                     2        (100)       (125)
Changes in Cash and Cash Equivalents
     Net increase (decrease) in cash and
       cash equivalents                              71          64         (13)
     Cash and cash equivalents at
       beginning of year                             73           9          22
     Cash and cash equivalents at
       end of year                               $  144      $   73      $    9
_______________________________________________________________________________

      The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.


                        Statement of Major Accounting Policies
Description of Business

The company is principally in the retail drugstore business. Stores are located in 35 states and Puerto Rico. At August 31, 1998, there were 2,547 retail drugstores and two mail service facilities. Prescription sales were 49.6% of total sales for fiscal 1998 compared to 47.1% in 1997 and 45.2% in 1996.

Accounting Change

In accordance with the EITF (Emerging Issues Task Force) consensus reached on November 20,1997, the company was required to change its accounting for business process reengineering costs. EITF 97-13 "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transformation," requires that the cost of business process reengineering activities that are part of a project to acquire, develop or implement internal use software, whether done internally or by third parties, be expensed as incurred. Previously, the company capitalized these costs as systems development costs. The change, effective as of September 1, 1997, resulted in a cumulative pre-tax charge of $43 million, or $.05 per share, recorded in the quarter ended November 30, 1997. No restatement of prior years' financial statements was required. Except for the cumulative effect of the accounting change, the effect of this change on the current year and prior years is not material.

Basis of Presentation

The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. The company's cash management policy provides for the bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the banks for payment of $148 million and $145 million at August 31, 1998 and 1997, respectively, are included in cash and cash equivalents as reductions of other cash balances.

Financial Instruments

The company had approximately $53 million and $38 million of outstanding letters of credit at August 31, 1998 and 1997, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $41 million and $59 million at August 31, 1998 and 1997, respectively, guaranteed payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active. The company also had purchase commitments of approximately $242 million and $209 million at August 31, 1998 and 1997, respectively, related to the purchase of store locations. There were no investments in derivative financial instruments during fiscal 1998 and 1997.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 1998 and 1997, inventories would have been greater by $491 million and $444 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Cost of sales is primarily derived from an estimate based upon point-of-sale scanning information and adjusted based on periodic inventories.

Property and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 12 1/2 to 39 years for land improvements, buildings and building improvements and 5 to 12 1/2 years for equipment. Major repairs which extend the useful life of an asset are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired resulting in the carrying amount not being recoverable. Undiscounted future cash flows are used to determine if impairment has occurred. Impaired amounts are determined by comparing the present value of estimated future cash flows to the carrying value of their assets. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of (In Millions):
                                                             1998          1997
Land and land improvements
     Owned stores                                         $   360       $   217
     Distribution centers                                      21            19
     Other locations                                            9             9
Buildings and building improvements
     Leased stores (leasehold improvements only)              404           337
     Owned stores                                             346           261
     Distribution centers                                     159           117
     Other locations                                           45            41
Equipment
     Stores                                                   908           783
     Distribution centers                                     187           162
     Other locations                                          384           383
Capitalized system development costs                          123           154
Capital lease properties                                       15            19
                                                            2,961         2,502
Less:  accumulated depreciation and amortization              817           748
                                                          $ 2,144       $ 1,754

The company capitalizes costs which primarily relate to the application development stage of significant internally developed software. These costs principally relate to Intercom Plus, a pharmacy computer and workflow system, and SIMS inventory management system. These costs are amortized over a five-year period as phases of these systems are implemented. Unamortized costs as of August 31, 1998 and 1997, were $53 million and $97 million, respectively. Amortization of these costs were $13 million in 1998, $14 million in 1997 and $11 million in 1996.

Income Taxes

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust, to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $79 million in 1998, $59 million in 1997 and $50 million in 1996.

    The company provides certain health and life insurance benefits for retired employees who meet eligibility requirements, including age and years of service. The costs of these benefits are accrued over the period earned. The company's postretirement benefit plans currently are not funded.


Insurance

The company obtains insurance coverage for catastrophic exposures as well as those risks required to be insured by law. It is the company's policy to retain a significant portion of certain losses related to worker's compensation, property losses, business interruptions relating from such losses and comprehensive general, pharmacist and vehicle liability. Provisions for these losses are recorded based upon the company's estimates for claims incurred.
Such estimates utilize certain assumptions followed in the insurance industry.

Net Earnings Per Common Share

Financial Accounting Standards Board(FASB) Statement No. 128 "Earnings Per Share" was adopted by the company in the quarter ended February 28, 1998. "Basic earnings per share" and "diluted earnings per share," as defined by the bulletin, replaced "primary earnings per share" and "fully diluted earnings per share." Earnings per share have been restated for prior periods.

Pre-Opening Expenses

Non-capital expenditures incurred prior to the opening of a new or remodeled store are charged against earnings when they are incurred.

Advertising Costs

Advertising costs are expensed as incurred, and were $60 million in 1998, $68 million in 1997 and $82 million in 1996.

                   Notes to Consolidated Financial Statements

Interest Expense

The company capitalized $2 million of interest expense as part of significant construction projects during fiscal 1998 and less than $1 million during fiscal 1997 and 1996. Interest paid, net of amounts capitalized, was $1 million in 1998, $2 million in 1997 and $3 million in 1996.

Gain on Sale of Long-Term Care Pharmacies

In June 1998, the company completed the sale of its long-term care pharmacy business for a pre-tax gain of $37 million ($23 million after-tax or $.05 per share). The 14 units generated revenues of approximately $40 million a year.


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

     Minimum rental commitments at August 31, 1998, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Millions):
Year
1999                                                                      $  441
2000                                                                         473
2001                                                                         460
2002                                                                         446
2003                                                                         432
Later                                                                      4,772
Total minimum lease payments                                              $7,024

The above minimum lease payments include minimum rental commitments related to capital leases amounting to $8 million at August 31, 1998. The present value of net minimum capital lease payments, due after 1999, are reflected in the accompanying Consolidated Balance Sheets as part of other non-current liabilities. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $21 million on leases due in the future under non-cancelable subleases.

     Rental expense was as follows (In Millions):
                                                 1998         1997         1996
Minimum rentals                                $  406       $  357       $  318
Contingent rentals                                 35           35           36
Less:  Sublease rental income                      (4)          (3)          (3)
                                               $  437       $  389       $  351

Income Taxes

The provision for income taxes consists of the following (In Millions):
                                                 1998         1997         1996
Current provision -
     Federal                                   $ 290        $  228       $  196
     State                                        51            40           36
                                                 341           268          232
Deferred provision -
     Federal                                      (2)            7            3
     State                                         1             1            -
                                                  (1)            8            3
                                               $ 340        $  276       $  235

The components of the deferred provision were (In Millions):
                                                 1998         1997         1996
Accelerated depreciation                       $   22       $    9       $   12
Employee benefit plans                            (10)         (14)         (15)
Inventory                                          (3)          22            1
Other                                             (10)          (9)           5
                                               $   (1)      $    8       $    3




The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (In Millions):
                                                         1998              1997
Deferred tax assets -
  Employee benefit plans                               $  105            $   95
  Insurance                                                39                41
  Accrued rent                                             41                35
  Inventory                                                16                15
  Other                                                    44                28
                                                          245               214
Deferred tax liabilities -
  Accelerated depreciation                                231               225
  Inventory                                                53                55
  Other                                                    19                 9
                                                          303               289
Net deferred tax liabilities                           $   58            $   75

Income taxes paid were $333 million, $243 million and $241 million during the fiscal years ended August 31, 1998, 1997 and 1996, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

Short-Term Borrowings

The company obtained funds through the placement of commercial paper, as follows (Dollars in Millions):
                                                 1998         1997         1996
Average outstanding during the year            $   18       $    8       $   19
Largest month-end balance                          50           42           77
                                                 (Oct)       (Sept)        (Nov)
Weighted average interest rate                    5.7%         5.4%         5.8%

There were no short-term borrowings at August 31, 1998 or August 31, 1997. At August 31, 1998 the company had approximately $162 million of available bank lines of credit. The credit lines are renewable annually at various dates and provide for loans of varying maturities at the prime rate. There are no compensating balance arrangements.

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

Capital Stock

The company's common stock is subject to a Rights Agreement under which each share has attached to it a Right to purchase one one-hundredth of a share of a new series of Preferred Stock, at a price of $75.00 per Right, In the event an entity acquires or attempts to acquire 15% of the then outstanding shares, each Right, except those of an acquiring entity, would entitle the holder to purchase a number of shares of common stock pursuant to a formula contained in the Agreement. These non-voting Rights will expire on August 21, 2006, but may be redeemed at a price of $.005 per Right at any time prior to a public announcement that the above event has occurred.

    As of August 31, 1998, 57,364,515 shares of common stock were reserved for future stock issuances under the company's employee stock purchase, option and award plans. Preferred stock of 4,982,435 shares have been reserved for issuance upon the exercise of Preferred Share Purchase Rights.



Stock Compensation Plans

The Walgreen Co. Executive Stock Option Plan provides for the granting to key employees of options to purchase company common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until October 9, 2006, for an aggregate of 19,200,000 shares of common stock of the company. The options granted during fiscal 1998, 1997 and 1996 have a minimum three-year holding period.

     The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase company common stock over a period of 10 years to eligible employees upon the purchase of company shares subject to certain restrictions. Under the terms of the Plan, the option price cannot be less than 85% of the fair market value at the date of grant. Compensation expense related to the Plan was less than $1 million in fiscal 1998, 1997 and 1996. Options may be granted under this Plan until September 30, 2002, for an aggregate of 20,000,000 shares of common stock of the company. The options granted during fiscal 1998, 1997 and 1996 have a two-year holding period.

A summary of information relative to the company's stock option plans follows:

                             Options Outstanding        Options Exercisable
                                     Weighted-Average           Weighted-Average
                           Shares    Exercise Price    Shares   Exercise Price
August 31, 1995          14,955,620     $ 8.36
Granted                     299,136      12.95
Exercised                  (758,300)      7.69
Canceled/Forfeited          (42,848)      9.63
August 31, 1996          14,453,608     $ 8.49       10,741,596       $ 8.04
Granted                   4,706,936      17.97
Exercised                (2,233,992)      6.26
Canceled/Forfeited         (143,636)     13.00
August 31, 1997          16,782,916     $11.40        9,874,942       $ 8.65
Granted                     986,081      28.04
Exercised                (2,833,841)      7.55
Canceled/Forfeited         (132,178)     17.08
August 31, 1998          14,802,978     $13.18        9,127,669       $ 9.24

The following table summarizes information concerning currently outstanding and exercisable options:
                    Options Outstanding                  Options Exercisable
                            Weighted-
                            Average        Weighted-                  Weighted-
Range of    Number          Remaining      Average      Number        Average
Exercise    Outstanding     Contractual    Exercise     Exercisable   Exercise
Prices      at 8/31/98      Life           Price        at 8/31/98    Price
$ 3 to  7      804,093       1.98 yrs.     $ 5.99          804,093     $ 5.99
  8 to 16    9,563,130       5.38           10.38        8,323,576       9.56
 17 to 37    4,435,755       8.38           20.53                -          -
$ 3 to 37   14,802,978       6.09 yrs.     $13.18        9,127,669     $ 9.24

Under the Walgreen Co. 1982 Employees Stock Purchase Plan, eligible employees may purchase company stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares for which all participants have the right to purchase under this Plan is 32,000,000.

     The Walgreen Co. Restricted Performance Share Plan provides for the granting of up to 16,000,000 shares of common stock to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement and total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Compensation expense related to the Plan was $5 million in both fiscal 1998 and 1997, and $4 million in fiscal 1996. The number of shares granted was 65,175 in fiscal 1998, 108,676 in fiscal 1997 and 129,456 in 1996.


     The company applies Accounting Principles Board(APB) Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized based on the fair value of its grants under these plans. Had compensation costs been determined consistent with the method of FASB Statement No. 123 for options granted in fiscal 1998, 1997 and 1996, pro forma net earnings and net earnings per common share would have been as follows (In Millions, except per share data):

                                                      1998       1997       1996
Net earnings
  As reported                                        $ 511      $ 436      $ 372
  Pro forma                                            497        423        369
Net earnings per common share - Basic
  As reported                                         1.03        .89        .76
  Pro forma                                           1.00        .86        .75
Net earnings per common chare - Diluted
  As reported                                         1.02        .88        .75
  Pro forma                                            .99        .85        .74

The weighted-average fair value and exercise price of options granted for fiscal 1998, 1997 and 1996 were as follows:

                                                      1998       1997       1996
Granted at market price -
  Weighted-average fair value                       $10.54     $ 6.65     $ 4.72
  Weighted-average exercise price                    28.16      16.51      12.34
Granted below market price -
  Weighted-average fair value                         9.62       6.95       5.11
  Weighted-average exercise price                    27.65      18.40      13.95

The fair value of each option grant used in the pro forma net earnings and net earnings per share was determined using the Black-Scholes option pricing model with weighted-average assumptions used for grants in fiscal 1998, 1997 and 1996:

                                                      1998       1997       1996
Risk-free interest rate                              6.19%      6.29%      5.99%
Average life of option (years)                          7          6          6
Volatility                                          20.39%     20.00%     19.94%
Dividend yield                                        .53%      1.07%      1.07%


Postretirement Healthcare Benefits

The components of the postretirement healthcare benefits costs for the last three fiscal years were as follows (In Millions):

                                                     1998       1997       1996
Service cost                                          $ 4        $ 4        $ 4
Interest cost                                           7          6          6
Total postretirement healthcare benefits costs        $11        $10        $10



The company's unfunded accumulated postretirement healthcare benefit liabilities at August 31, included in the Consolidated Balance Sheets, were as follows (In Millions):

                                                                1998       1997
Retirees                                                        $ 27       $ 23
Fully eligible active plan participants                           15         12
Other active plan participants                                    64         54
Accumulated postretirement benefit obligation                    106         89
Unrecognized actuarial loss                                      (10)        (1)
Accrued postretirement benefit liability                        $ 96       $ 88

The accumulated postretirement healthcare benefit obligation was determined assuming the discount rate was 7.0% and the healthcare cost trend rate was 7.0% for 1998 with a gradual decline over a six-year period to 5.0%. These trend rates reflect the company's prior experience and management's expectation that future rates will decline. The effect of a 1% increase each year in the projected healthcare cost trend rate would increase the accumulated postretirement benefit obligation at August 31, 1998, by $21 million and the service and interest cost components of the fiscal 1998 net periodic postretirement benefit cost by $3 million. The unrecognized actuarial amount is being amortized over the average remaining service period of active plan participants.

Supplementary Financial Information

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Millions):
                                                             1998         1997
Accounts receivable -
     Accounts receivable                                   $  384       $  389
     Allowances for doubtful accounts                         (11)         (13)
                                                           $  373       $  376
Accrued expenses and other liabilities -
     Accrued salaries                                      $  196       $  164
     Taxes other than income taxes                             85           82
     Profit sharing                                            99           92
     Other                                                    238          216
                                                           $  618       $  554


Summary of Quarterly Results (Unaudited)
(Dollars in Millions, except per share data)
                      ----------------Quarter Ended--------------
                                                                       Fiscal
                    November     February       May        August       Year

Fiscal 1998
   Net sales        $ 3,485      $ 4,094      $ 3,887     $ 3,841     $ 15,307
   Gross profit         944        1,133        1,047       1,043        4,167
   Earnings before
     cumulative
     effect of
     accounting
     change              87          171          127         152          537
   Net Earnings          61          171          127         152          511
  Per Common Share -
   Basic
    Earnings before
      cumulative effect
      of accounting
      change        $   .18      $   .34      $   .26     $    .30      $  1.08
    Net Earnings        .13          .34          .26          .30         1.03
    Diluted
     Earnings before
       cumulative effect
       of accounting
       change           .18          .34          .25          .30         1.07
     Net Earnings       .13          .34          .25          .30         1.02


Fiscal 1997
   Net sales        $ 3,054      $ 3,603      $ 3,403     $ 3,303     $ 13,363
   Gross profit         830        1,006          933         912        3,681
   Net earnings          75          147          108         106          436
 Per Common Share -
   Basic            $   .15      $   .30      $   .22     $   .22     $    .89
   Diluted              .15          .30          .21         .22          .88
Comments on Quarterly Results

The quarter ended August 31, 1998, includes the pre-tax gain of $37 million ($23 million after-tax or $.05 per share) from the sale of the company's long-term care pharmacy business.


Common Stock Prices

Below are the New York Stock Exchange high and low for each quarter of fiscal 1998 and 1997.
                    ________________Quarter Ended________________
                                                                       Fiscal
                    November     February       May        August       Year
Fiscal 1998  High   $32 3/4      $37 1/8      $36 9/16    $48 15/16   $48 15/16
             Low     25 5/8       28 1/4       32 7/8      36 3/16     25 5/8
Fiscal 1997  High   $21 7/16     $21 13/16    $23 5/8     $29 5/8     $29 5/8
             Low     16 1/2       19 7/16      20 9/16     23 5/16     16 1/2


Report of Independent Public Accountants


     To the Board of Directors and Shareholders of Walgreen Co.:

     We have audited the accompanying consolidated balance sheets of Walgreen Co. (an Illinois corporation) and Subsidiaries as of August 31, 1998 and 1997, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

             In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1998 in conformity with generally accepted accounting principles.



     /s/ Arthur Andersen LLP


     Chicago, Illinois,
       September 25, 1998


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

        Three outside members of the Board of Directors constitute the company's Audit Committee, which meets at least quarterly and is responsible for reviewing and monitoring the company's financial and accounting practices. Arthur Andersen LLP and the company's General Auditor meet alone with the Audit Committee, which also meets with the company's management to discuss financial matters, auditing and internal accounting controls.

        The company's systems are designed to provide an effective system of internal accounting controls to obtain reasonable assurance at reasonable cost that assets are safeguarded from material loss or unauthorized use and transactions are executed in accordance with management's authorization and properly recorded. To this end, management maintains an internal control environment which is shaped by established operating policies and procedures, an appropriate division of responsibility at all organizational levels, and a corporate ethics policy which is monitored annually. The company also has an Internal Control Evaluation Committee, composed primarily of senior management from the Accounting and Auditing Departments, which oversees the evaluation of internal controls on a company-wide basis. Management believes it has appropriately responded to the internal auditors' and independent public accountants' recommendations concerning the company's internal control system.






/s/ L. D. Jorndt                             /s/ W. M. Rudolphsen
    President                                    Controller
    and Chief Executive Officer                  and Chief Accounting Officer


/s/ R. L. Polark
    Senior Vice President
    and Chief Financial Officer

Walgreens Nationwide

State          1998   1997                 State         1998   1997

Alabama           1      0
Arizona         137    134                 Nevada          16     11
Arkansas          9      9                 New Hampshire    9      9
California      196    168                 New Jersey      40     38
Colorado         53     53                 New Mexico      40     37
Connecticut      32     32                 New York        34     30
Florida         412    395                 North Dakota     1      1
Illinois        345    330                 Ohio            76     61
Indiana         103    100                 Oklahoma        26     22
Iowa             33     31                 Oregon          12      5
Kansas           20     17                 Pennsylvania     7      5
Kentucky         39     39                 Rhode Island    14     12
Louisiana        55     49                 Tennessee       85     81
Massachusetts    73     72                 Texas          261    234
Michigan         40     28                 Virginia        12      5
Minnesota        64     62                 Washington      22     19
Mississippi       7      5                 Wisconsin      119    115
Missouri         82     75                 Puerto Rico     44     45
Nebraska         30     29                 Total        2,549  2,358



Information is provided as of fiscal year-end.