Form 10-K, Exhibit 13
period 1999-08-31
WALGREEN CO
filed 1999-11-29
CIK 104207

Exhibit 13

________________________________________________________________________________
Eleven-Year Summary of Selected Consolidated Financial Data
Walgreen Co. and Subsidiaries
(Dollars in Millions, except per share data)
________________________________________________________________________________
Fiscal Year                         1999         1998         1997         1996
Net Sales                      $17,838.8    $15,306.6    $13,363.0    $11,778.4
Costs and Deductions
Cost of sales                   12,978.6     11,139.4      9,681.8      8,514.9
Selling, occupancy and
  administration                 3,844.8      3,332.0      2,972.5      2,659.5
Other (income) expense (1)         (11.9)       (41.9)        (3.9)        (2.9)
Total Costs and Deduction       16,811.5     14,429.5     12,650.4     11,171.5
Earnings
Earnings before income tax
  provision and cumulative effect
  of accounting changes          1,027.3        877.1        712.6        606.9
Income tax provision               403.2        339.9        276.1        235.2
Earnings before cumulative effect
  of accounting changes            624.1        537.2        436.5        371.7
Cumulative effect of accounting
  changes (2)                         -         (26.4)          -            -
Net Earnings                   $   624.1    $   510.8    $   436.5    $   371.7
Per Common Share (3)
Earnings before cumulative effect
  of accounting changes
    Basic                      $     .62    $     .54    $     .44    $     .38
    Diluted                          .62          .54          .44          .37
Net earnings
    Basic                            .62          .51          .44          .38
    Diluted                          .62          .51          .44          .37
Dividends declared                   .13          .13          .12          .11
Book value                          3.47         2.86         2.40         2.08
Non-Current Liabilities
Long-term debt                 $    18.0    $    13.6    $     3.3    $     3.4
Deferred income taxes               74.8         89.1        112.8        145.2
Other non-current liabilities      405.8        369.9        279.2        259.9
Assets and Equity
Total assets                   $ 5.906.7    $ 4,901.6    $ 4,207.1    $ 3,633.6
Shareholders' equity           $ 3,484.3    $ 2,848.9    $ 2,373.3    $ 2,043.1
Return on average shareholders'
  equity                            19.7%        19.6%        19.8%        19.4%


(1) Fiscal 1998 includes a pre-tax gain of $37.4 million ($22.9 million after-tax or $.02 per share) from the sale of the company's long-term care pharmacy business.
(2) Fiscal 1998 includes the $26.4 million ($.03 per share) charge from the cumulative effect of accounting change for system development costs.
    Fiscal 1993 includes the $23.6 million ($.02 per share) costs from the cumulative effect of accounting changes for postretirement benefits and income taxes.
(3) Per share data have been adjusted for two-for-one stock splits in 1999, 1997 1995 and 1991.




      1995       1994       1993       1992       1991       1990       1989
 $10,395.1   $9,235.0   $8,294.8   $7,475.0   $6,733.0   $6,047.5   $5,380.1

   7,482.3    6,614.4    5,959.0    5,377.7    4,829.2    4,356.4    3,848.5

   2,392.7    2,164.9    1,929.6    1,738.8    1,582.7    1,406.9    1,278.1
      (3.6)      (2.7)       6.5        5.5        9.1        3.3        9.7
   9,871.4    8,776.6    7,895.1    7,122.0    6,421.0    5,766.6    5,136.3



     523.7      458.4      399.7      353.0      312.0      280.9      243.8
     202.9      176.5      154.4      132.4      117.0      106.3       89.6

     320.8      281.9      245.3      220.6      195.0      174.6      154.2

         -          -      (23.6)        -           -          -          -
 $   320.8   $  281.9   $  221.7   $  220.6   $  195.0   $  174.6   $  154.2



 $     .33   $    .29   $    .25   $    .22   $    .20   $    .18   $    .16
       .33        .29        .25        .22        .20        .18        .16

       .32        .29        .23        .22        .20        .18        .16
       .32        .29        .23        .22        .20        .18        .16
       .11        .09        .08        .07        .06        .05        .05
      1.82       1.60       1.40       1.25       1.10        .96        .84

 $     2.4   $    1.8   $    6.2   $   18.7   $  123.0   $  146.7   $  150.1
     142.3      137.7      144.2      171.8      155.3      138.9      118.3
     237.6      213.8      176.2      103.8       85.1       77.1       68.6

 $ 3,252.6   $2,872.8   $2,506.0   $2,346.9   $2,074.4   $1,896.1   $1,666.3
 $ 1,792.6   $1,573.6   $1,378.8   $1,233.3   $1,081.2   $  947.2   $  823.4

      19.1%      19.1%      18.8%      19.1%      19.2%      19.7%      20.1%
_____________________________________________________________________________



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Fiscal 1999 was the twenty-fifth consecutive year of record sales and earnings. Net earnings were $624.1 million or $.62 per share (diluted), an increase of 22.2% from last year's earnings of $510.8 million or $.51 per share. Included in last year's results was a $26.4 million after-tax charge ($.03 per share) related to an accounting change and an offsetting $.02 per share gain on the sale of the company's long-term care pharmacy business which was recorded in the fiscal fourth quarter. The accounting change involved expensing the cumulative cost of business process reengineering activities that had been capitalized as part of system development projects. Operating earnings increases resulted from higher sales and improved expense ratios.

[BAR GRAPH]  S,G&A
             (as a percent to sales)
             1997   1998   1999
             22.2%  21.8%  21.6%

    Total net sales increased by 16.5% to $17.8 billion in fiscal 1999 compared to increases of 14.5% in 1998 and 13.5% in 1997. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Comparable drugstore (those open at least one year) sales were up 11.2% in 1999, 9.4% in 1998 and 8.1% in 1997. New store openings accounted for 10.0% of the sales gains in 1999, 10.4% in 1998 and 8.6% in 1997. The company operated 2,821 drugstores as of August 31, 1999, compared to 2,549 a year earlier.

    Prescription sales increased 23.3% in 1999, 20.6% in 1998 and 18.1% in 1997. Comparable drugstores were up 19.4% in 1999, 15.6% in 1998 and 13.0% in 1997. Prescription sales were 52.4% of total sales for fiscal 1999 compared to 49.6% in 1998 and 47.1% in 1997. Pharmacy sales trends are expected to continue primarily because of expansion into new markets, increased penetration in existing markets, and demographic changes such as the aging population.

    Gross margins as a percent of sales were 27.2% in 1999 and 1998, and 27.5% in 1997. Lower prescription gross margins were offset by higher margins in the rest of the store. Third party retail and mail order sales, the margina of which are under continued pressure from the reimbursement rates demanded by managed care organizations, continue to become a larger portion of pharmacy sales. The company is responding to these gross margin pressures by evaluating contracts with the organizations on a case by case basis to insure a reasonable return to shareholders. These continuing efforts have successfully slowed the decline of third party prescription margins, however, sales volume may be sacrificed.

    The company uses the last-in, first-out (LIFO) method of inventory valuation. The effective LIFO inflation rates were 1.84% in 1999, 2.15% in 1998 and .82% in 1997, which resulted in charges to cost of sales of $45.2 million in 1999, $46.5 million in 1998 and $16.5 million in 1997. Inflation on prescription inventory was 5.2% in 1999, 5.5% in 1998 and 1.9% in 1997.

    Selling, occupancy and administration expenses were 21.6% of sales in fiscal 1999, 21.8% of sales in fiscal 1998 and 22.2% of sales in fiscal 1997. The decreases in fiscal 1999 and 1998, as a percent to sales, were caused by lower payroll, advertising and headquarters expenses.

    Interest income increased in 1999 principally from higher investment levels. Average net investment levels were approximately $220 million in 1999, $72 million in 1998 and $79 million in 1997.

    The effective tax rate increased to 39.25% this fiscal year compared to 38.75% in fiscal 1998 and fiscal 1997. The increase was principally the result of lower tax-advantaged investments.


Financial Condition

Cash and cash equivalents were $141.8 million at August 31, 1999, compared to $144.4 million at August 31, 1998. Short-term investment objectives are to maximize yields while minimizing risk and maintaining liquidity. To attain these objectives, investment limits are placed on the amount, type and issuer of securities.

    Net cash provided by operating activities for fiscal 1999 was $625.2 million compared to $571.2 million a year ago. The company's profitability is the principal source for providing funds for expansion and remodeling programs, dividends to shareholders and funding for various technological improvements.

    Net cash used for investing activities was $645.5 million in fiscal 1999 and $502.3 million in 1998. Additions to property and equipment were $696.3 million compared to $641.0 million last year. During the year, 386 new or relocated drugstores were opened. This compares to 304 new or relocated drugstores opened in the same period last year. New stores are owned or leased. There were 131 owned locations opened during the year or under construction at August 31, 1999 versus 136 for the same period last year. During fiscal 1998, the surrender of certain corporate-owned life insurance policies resulted in net proceeds of $58 million. Property and equipment disposition of $72 million in fiscal 1998 includes the proceeds from the sale of the company's 14 long-term care pharmacy facilities.

    Capital expenditures for fiscal 2000 are budgeted to be $1 billion. The company expects to open 450 new stores in fiscal 2000 and have a total of 6,000 drugstores by the year 2010. By the end of calendar 2000, stores will be added in four more states - Georgia, Maryland, Utah and Wyoming, bringing coverage to 43 states and Puerto Rico. Major upcoming markets are Atlanta, Baltimore and Southern California, where 200 full-size stores are planned by 2005. The company is continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, a significant portion of the expenditures will be made for technology and distribution centers. The company will launch a new full-service internet pharmacy early in fiscal 2000 and plans to open or expand one distribution center a year for the next five years. This may necessitate future long-term borrowings.

[PIE CHART]   CAPITAL EXPENDITURES-FISCAL YEAR 2000
              More than $1 billion to be spent
              -Stores (69%)
              -Distribution (13%)
              -Store Technology (8%)
              -Technology (6%)
              -Corporate (4%)

    Net cash provided by financing activities was $17.7 million compared to $2.6 million a year ago. At August 31, 1999, the company had approximately $81 million in unused bank lines of credit and $100 million of unissued authorized debt securities, previously filed with the Securities and Exchange Commission.

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

    As part of the project, a detailed work plan was developed to identify key processes such as point-of-sale, pharmacy and inventory control. Each process was broken down into tasks which included analysis at the program level to identify date issues, modifications to programs where the date processing did not properly handle the year 2000 and testing to insure the process functions correctly in the year 2000. For many key processes such as pharmacy, inventory control, and financial systems, year 2000 simulations were executed by running year 2000 ready processes on non-production hardware while modifying the system date to simulate the year 2000. At August 31, 1999, it is estimated that 99% of the work plan activities have been completed and approximately 90% of the costs have been incurred. The total cost of these changes is expected to be approximately $9 million which is based on management's best estimates and subject to change as additional information becomes available.

    Although the company is working with suppliers and customers regarding this issue, no assurance can be given with respect to potential adverse effects on the company of any failure by other parties to achieve year 2000 compliance.
The company is developing contingency plans that identify "risk points" within key business processes such as pharmacy and cash flow. For each "risk point" identified, the probability of failure is estimated and a contingency alternative solution identified. Although effort is being made to develop the best contingency alternative solutions, in some cases the alternative solution is not as optimal as the process it would replace. The goals of the contingency plans are to identify and document alternative solutions that could be implemented in the event of failure and would allow the company to continue to provide service to its customers and business partners. Plans will remain flexible and subject to change.

    In March 1998, Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" was issued. This pronouncement, which is effective by the company's fiscal year 2000, provides guidance on the capitalization of costs related to internal use software. The pronouncement is expected to result in approximately $15 million of capitalized costs during fiscal year 2000 which would have been expensed under the company's prior policy.


Cautionary Note Regarding Forward-looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Those risks and uncertainties include changes in economic conditions generally or in the markets served by the company; consumer preferences and spending patterns; changes in state or federal legislation or regulations; the availability and cost of real estate and construction; competition; and risks of new business areas. Please see Walgreen Co.'s Form 10-K for the period ended August 31, 1999, for a discussion of certain other important factors as they relate to forward-looking statements. Actual results could differ materially.


Consolidated Statements of Earnings and Shareholders' Equity
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 1999, 1998 and 1997
(Dollars in Millions, except per share data)
_______________________________________________________________________________
Earnings                                         1999          1998        1997
Net Sales                                   $17,838.8     $15,306.6   $13,363.0
Costs and Deductions
     Cost of sales                           12,978.6      11,139.4     9,681.8
     Selling, occupancy and administration    3,844.8       3,332.0     2,972.5
                                             16,823.4      14,471.4    12,654.3
Other (Income) Expense
     Interest income                            (12.3)         (5.6)       (5.5)
     Interest expense                              .4           1.1         1.6
     Gain on sale of long-term care pharmacies      -         (37.4)          -
                                                (11.9)        (41.9)       (3.9)
Earnings
     Earnings before income tax provision and
      cumulative effect of accounting change  1,027.3         877.1       712.6
     Income tax provision                       403.2         339.9       276.1
     Earnings before cumulative effect of
       accounting change                        624.1         537.2       436.5
     Cumulative effect of accounting change
       for system development costs                 -         (26.4)          -
     Net Earnings                           $   624.1     $   510.8   $   436.5
_______________________________________________________________________________
Net Earnings per Common Share
     Basic
      Earnings before cumulative effect of
        accounting change                   $     .62     $     .54   $     .44
      Cumulative effect of accounting change
        for system development costs                -          (.03)          -
       Net Earnings                         $     .62     $     .51   $     .44
     Diluted
      Earnings before cumulative effect of
        accounting change                   $     .62     $     .54   $     .44
      Cumulative effect of accounting change
        for system development costs                -          (.03)          -
       Net Earnings                         $     .62     $     .51   $     .44

Average shares outstanding              1,000,363,234   992,169,240 984,881,476
Dilutive effect of stock options           13,918,481    13,523,672  11,787,614
Average shares outstanding assuming
 dilution                               1,014,281,715 1,005,692,912 996,669,090


                                              Common Stock    Paid-in   Retained
Shareholders' Equity                        Shares    Amount  Capital   Earnings
Balance, August 31, 1996                 984,564,288   $76.9   $    -  $1,966.2
Net earnings                                       -       -        -     436.5
Cash dividends declared ($.12 per share)           -       -        -    (118.3)
Employee stock purchase and option plans   3,015,644      .3     29.8     (18.1)
Balance, August 31, 1997                 987,579,932    77.2     29.8   2,266.3
Net earnings                                       -       -        -     510.8
Cash dividends declared ($.125 per share)          -       -        -    (124.1)
Employee stock purchase and option plans   8,907,112      .6     88.3         -
Balance, August 31, 1998                 996,487,044    77.8    118.1   2,653.0
Net earnings                                       -       -        -     624.1
Cash dividends declared ($.13 per share)           -       -        -    (130.1)
Employee stock purchase and option plans   7,535,214      .6    140.8         -
Balance, August 31, 1999               1,004,022,258   $78.4   $258.9  $3,147.0


    The accompanying Statement of Major Accounting Policies and the Notes to
     Consolidated Financial Statements are integral parts of these statements.


Consolidated Balance Sheets
Walgreen Co. and Subsidiaries
At August 31, 1999 and 1998
(Dollars in Millions)

________________________________________________________________________________
Assets                                                          1999       1998
Current Assets
     Cash and cash equivalents                              $  141.8   $  144.4
     Accounts receivable, net                                  486.5      373.2
     Inventories                                             2,462.6    2,026.9
     Other current assets                                      130.8       78.6
     Total Current Assets                                    3,221.7    2,623.1
Non-Current Assets
     Property and equipment, at cost, less accumulated
        depreciation and amortization                        2,593.9    2,143.4
     Other non-current assets                                   91.1      135.1
Total Assets                                                $5,906.7   $4,901.6
________________________________________________________________________________
Liabilities and Shareholders' Equity
Current Liabilities
     Trade accounts payable                                 $1,130.3   $  906.9
     Accrued expenses and other liabilities                    730.1      618.4
     Income taxes                                               63.4       54.8
     Total Current Liabilities                               1,923.8    1,580.1
Non-Current Liabilities
     Deferred income taxes                                      74.8       89.1
     Other non-current liabilities                             423.8      383.5
     Total Non-Current Liabilities                             498.6      472.6
Shareholders' Equity
     Preferred stock, $.0625 par value; authorized
       32 million shares; none issued                              -          -
     Common stock, $.078125 par value; authorized 3.2 billion
       shares; issued and outstanding 1,004,022,258 in 1999
       and 996,487,044 in 1998                                  78.4       77.8
     Paid-in capital                                           258.9      118.1
     Retained earnings                                       3,147.0    2,653.0
     Total Shareholders' Equity                              3,484.3    2,848.9
Total Liabilities and Shareholders' Equity                  $5,906.7   $4,901.6
________________________________________________________________________________

     The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.



Consolidated Statements of Cash Flows
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 1999, 1998 and 1997
(In Millions)
_______________________________________________________________________________
Fiscal Year                                            1999      1998      1997
Cash Flows from Operating Activities
     Net earnings                                    $624.1    $510.8    $436.5
Adjustments to reconcile net earnings to net
       cash provided by operating activities -
         Cumulative effect of accounting
           change for system development costs            -      26.4         -
         Depreciation and amortization                210.1     189.6     163.9
         Deferred income taxes                         (9.4)      (.8)      7.5
         Gain on sale of long-term care pharmacies        -     (37.4)        -
         Other                                         12.2      28.7       7.8
         Changes in operating assets and
           liabilities -
             Inventories                             (435.7)   (298.8)   (100.8)
             Trade accounts payable                   223.4      94.2     120.9
             Accounts receivable, net                (106.0)    (19.7)    (74.6)
             Accrued expenses and other liabilities   103.7      99.3      73.4
             Income taxes                               8.6     (17.2)     12.3
             Other                                     (5.8)     (3.9)      3.4
     Net cash provided by operating activities        625.2     571.2     650.3
Cash Flows from Investing Activities
     Additions to property and equipment             (696.3)   (641.0)   (485.1)
     Disposition of property and equipment             41.7      71.9      15.2
     Net borrowing from (investment in)
       corporate-owned life insurance                   9.1       8.8     (16.2)
     Proceeds from the surrender of corporate-
       owned life insurance                               -      58.0         -
     Net cash used for investing activities          (645.5)   (502.3)   (486.1)
Cash Flows from Financing Activities
     Proceeds from employee stock plans               131.8     105.1      16.9
     Cash dividends paid                             (128.6)   (122.6)   (115.7)
     Other                                             14.5      20.1      (1.3)
     Net cash provided by (used for) financing
       activities                                      17.7       2.6    (100.1)
Changes in Cash and Cash Equivalents
     Net (decrease) increase in cash and
       cash equivalents                                (2.6)     71.5      64.1
     Cash and cash equivalents at
       beginning of year                              144.4      72.9       8.8
     Cash and cash equivalents at
       end of year                                   $141.8    $144.4    $ 72.9
_______________________________________________________________________________

      The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.


                        Statement of Major Accounting Policies
Description of Business

The company is principally in the retail drugstore business. Stores are located in 39 states and Puerto Rico. At August 31, 1999, there were 2,819 retail drugstores and two mail service facilities. Prescription sales were 52.4% of total sales for fiscal 1999 compared to 49.6% in 1998 and 47.1% in 1997.

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. The company's operations are within one reportable segment.

Accounting Change

In accordance with the EITF (Emerging Issues Task Force) consensus reached on November 20, 1997, the company was required to change its accounting for business process reengineering costs. EITF 97-13 "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project that Combines Business Process Reengineering and Information Technology Transformation," requires that the cost of business process reengineering activities that are part of a project to acquire, develop or implement internal use software, whether done internally or by third parties, be expensed as incurred. Previously, the company capitalized these costs as systems development costs. The change, effective as of September 1, 1997, resulted in a cumulative pre-tax charge of $43.1 million, or $.03 per share, recorded in the quarter ended November 30, 1997. No restatement of prior years' financial statements was required. Except for the cumulative effect of the accounting change, the effect of this change was not material.

Basis of Presentation

The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. The company's cash management policy provides for the bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the banks for payment of $191 million and $148 million at August 31, 1999 and 1998, respectively, are included in cash and cash equivalents as reductions of other cash balances.

Financial Instruments

The company had approximately $57 million and $53 million of outstanding letters of credit at August 31, 1999 and 1998, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $43 million and $41 million at August 31, 1999 and 1998, respectively, guaranteed payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active. The company also had purchase commitments of approximately $342 million and $242 million at August 31, 1999 and 1998, respectively, related to the purchase of store locations. There were no investments in derivative financial instruments during fiscal 1999 and 1998.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 1999 and 1998, inventories would have been greater by $536.0 million and $490.8 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Cost of sales is primarily derived from an estimate based upon point-of-sale scanning information and adjusted based on periodic inventories.




Property and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 12 1/2 to 39 years for land improvements, buildings and building improvements and 5 to 12 1/2 years for equipment. Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired resulting in the carrying amount not being recoverable. Impaired amounts are measured by comparing the present value of the estimated future cash flows to the carrying value of the assets. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of (In Millions):
                                                             1999          1998
Land and land improvements
     Owned stores                                        $  513.7      $  359.6
     Distribution centers                                    21.1          20.9
     Other locations                                         12.2           9.1
Buildings and building improvements
     Owned stores                                           564.2         403.5
     Leased stores (leasehold improvements only)            366.3         345.8
     Distribution centers                                   171.3         159.0
     Other locations                                         48.8          45.3
Equipment
     Stores                                               1,068.6         907.6
     Distribution centers                                   214.3         187.5
     Other locations                                        390.0         383.9
Capitalized system development costs                         79.4         123.3
Capital lease properties                                     22.8          14.6
                                                          3,472.7       2,960.1
Less:  accumulated depreciation and amortization            878.8         816.7
                                                         $2,593.9      $2,143.4
The company capitalizes costs which primarily relate to the application development stage of significant internally developed software. These costs principally relate to Intercom Plus, a pharmacy computer and workflow system. These costs are amortized over a five-year period as phases of these various systems are implemented. Amortization of these costs were $15.6 million in 1999, $13.0 million in 1998 and $13.9 million in 1997. Unamortized costs as of August 31, 1999 and 1998, were $51.3 million and $53.1 million, respectively.

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

Advertising Costs

Advertising costs are expensed as incurred, and were $58.7 million in 1999, $59.7 million in 1998 and $67.9 million in 1997.

                   Notes to Consolidated Financial Statements

Interest Expense

The company capitalized $2.6 million, $1.6 million and $.4 million of interest expense as part of significant construction projects during fiscal 1999, 1998 and 1997. Interest paid, net of amounts capitalized, was $.4 million in 1999, $.8 million in 1998 and $1.6 million in 1997.

Gain on Sale of Long-Term Care Pharmacies

In June 1998, the company completed the sale of its long-term care pharmacy business for a pre-tax gain of $37.4 million ($22.9 million after-tax or $.02 per share). The 14 units generated revenues of approximately $40 million a year.

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

     Minimum rental commitments at August 31, 1999, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Millions):
Year
2000                                                                    $  528.8
2001                                                                       567.0
2002                                                                       553.6
2003                                                                       540.1
2004                                                                       528.2
Later                                                                    5,941.4
Total minimum lease payments                                            $8,659.1
The above minimum lease payments include minimum rental commitments related to capital leases amounting to $19.5 million at August 31, 1999. The present value of net minimum capital lease payments, due after 2000, are reflected in the accompanying Consolidated Balance Sheets as part of other non-current liabilities. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $26.8 million on leases due in the future under non-cancelable subleases.

     Rental expense was as follows (In Millions):
                                                 1999         1998         1997
Minimum rentals                                $482.0       $405.8       $356.8
Contingent rentals                               34.8         35.2         35.6
Less:  Sublease rental income                    (5.4)        (3.7)        (3.0)
                                               $511.4       $437.3       $389.4

Income Taxes

The provision for income taxes consists of the following (In Millions):
                                                 1999         1998         1997
Current provision -
     Federal                                   $350.5       $290.2       $228.1
     State                                       62.1         50.5         40.5
                                                412.6        340.7        268.6
Deferred provision -
     Federal                                     (8.0)        (2.2)         6.6
     State                                       (1.4)         1.4           .9
                                                 (9.4)         (.8)         7.5
                                               $403.2       $339.9       $276.1

The components of the deferred provision were (In Millions):
                                                 1999         1998         1997
Employee benefit plans                         $(12.2)      $(10.4)      $(13.8)
Inventory                                        11.1         (2.6)        21.7
Accelerated depreciation                          9.7         22.2          9.1
Other                                           (18.0)       (10.0)        (9.5)
                                               $ (9.4)      $  (.8)      $  7.5


The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (In Millions):
                                                         1999              1998
Deferred tax assets -
  Employee benefit plans                               $117.8            $105.6
  Accrued rent                                           49.7              41.0
  Insurance                                              41.6              38.8
  Inventory                                              17.6              16.0
  Other                                                  42.4              43.5
                                                        269.1             244.9
Deferred tax liabilities -
  Accelerated depreciation                              240.5             230.8
  Inventory                                              66.0              53.4
  Other                                                  11.0              18.4
                                                        317.5             302.6
Net deferred tax liabilities                           $ 48.4            $ 57.7
Income taxes paid were $377.3 million, $332.8 million and $243.1 million during the fiscal years ended August 31, 1999, 1998 and 1997, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

Short-Term Borrowings

The company obtained funds through the placement of commercial paper, as follows (Dollars in Millions):
                                                 1999         1998         1997
Average outstanding during the year            $  9.6       $ 17.8       $  8.0
Largest month-end balance                       100.0         50.0         42.0
                                                 (Nov)        (Oct)       (Sept)
Weighted average interest rate                    5.1%         5.7%         5.4%
There were no short-term borrowings at August 31, 1999 or August 31, 1998. At August 31, 1999 the company had approximately $81 million of available bank lines of credit. The credit lines are renewable annually at various dates and provide for loans of varying maturities at the prime rate. There are no compensating balance arrangements.

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

Capital Stock

All share data have been adjusted to reflect a two-for-one stock split distributed to shareholders February 12, 1999. In addition, the Board of Directors approved increases in the authorized common stock, from 1.6 billion shares to 3.2 billion shares, and in the authorized preferred stock, from 16 million shares to 32 million shares.

    The company's common stock is subject to a Rights Agreement under which each share has attached to it a Right to purchase one one-hundredth of a share of a new series of Preferred Stock, at a price of $37.50 per Right. In the event an entity acquires or attempts to acquire 15% of the then outstanding shares, each Right, except those of an acquiring entity, would entitle the holder to purchase a number of shares of common stock pursuant to a formula contained in the Agreement. These non-voting Rights will expire on August 21, 2006, but may be redeemed at a price of $.0025 per Right at any time prior to a public announcement that the above event has occurred.

    As of August 31, 1999, 107,124,410 shares of common stock were reserved for future stock issuances under the company's employee stock purchase, option and award plans. Preferred stock of 10,040,223 shares have been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

Stock Compensation Plans

The Walgreen Co. Executive Stock Option Plan provides for the granting to key employees of options to purchase company common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until October 9, 2006, for an aggregate of 38,400,000 shares of common stock of the company. The options granted during fiscal 1999, 1998 and 1997 have a minimum three-year holding period.

     The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase company common stock over a period of 10 years to eligible employees upon the purchase of company shares subject to certain restrictions. Under the terms of the Plan, the option price cannot be less than 85% of the fair market value at the date of grant. Compensation expense related to the Plan was less than $1 million in fiscal 1999, 1998 and 1997. Options may be granted under this Plan until September 30, 2002, for an aggregate of 40,000,000 shares of common stock of the company. The options granted during fiscal 1999, 1998 and 1997 have a two-year holding period.

A summary of information relative to the company's stock option plans follows:

                               Options Outstanding        Options Exercisable
                                     Weighted-Average           Weighted-Average
                           Shares    Exercise Price    Shares   Exercise Price
August 31, 1996          28,907,216     $ 4.25
Granted                   9,413,872       8.99
Exercised                (4,467,984)      3.13
Canceled/Forfeited         (287,272)      6.50
August 31, 1997          33,565,832     $ 5.70       19,749,884      $4.33
Granted                   1,972,162      14.02
Exercised                (5,667,682)      3.78
Canceled/Forfeited         (264,356)      8.54
August 31, 1998          29,605,956     $ 6.59       18,255,338       $4.62
Granted                   2,606,350      19.70
Exercised                (3,644,250)      5.71
Canceled/Forfeited          (88,818)      9.81
August 31, 1999          28,479,238     $ 7.89       21,821,426       $5.91
The following table summarizes information concerning currently outstanding and exercisable options:
                    Options Outstanding                  Options Exercisable
                            Weighted-
                            Average        Weighted-                  Weighted-
Range of    Number          Remaining      Average      Number        Average
Exercise    Outstanding     Contractual    Exercise     Exercisable   Exercise
Prices      at 8/31/99      Life           Price        at 8/31/99    Price
$ 1 to  5   15,359,092       3.77 yrs.     $ 4.61       15,359,092     $ 4.61
  6 to 13   10,124,404       7.22            9.54        6,460,112       8.99
 14 to 32    2,995,742       8.95           19.15            2,222      19.44
$ 1 to 32   28,479,238       5.54 yrs.     $ 7.89       21,821,426     $ 5.91

Under the Walgreen Co. 1982 Employees Stock Purchase Plan, eligible employees may purchase company stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares for which all participants have the right to purchase under this Plan is 64,000,000.

     The Walgreen Co. Restricted Performance Share Plan provides for the granting of up to 32,000,000 shares of common stock to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement and total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Compensation expense related to the Plan was $3.7 million in fiscal 1999, $4.6 million in fiscal 1998 and $4.9 million in fiscal 1997. The number of shares granted was 95,038 in 1999, 130,350 in 1998 and 217,352 in 1997.

     The company applies Accounting Principles Board (APB) Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized based on the fair value of its grants under these plans. Had compensation costs been determined consistent with the method of FASB Statement No. 123 for options granted in fiscal 1999, 1998 and 1997, pro forma net earnings and net earnings per common share would have been as follows (In Millions, except per share data):
                                                      1999       1998       1997
Net earnings
  As reported                                       $624.1     $510.8     $436.5
  Pro forma                                          605.3      497.2      422.6
Net earnings per common share - Basic
  As reported                                          .62        .51        .44
  Pro forma                                            .61        .50        .43
Net earnings per common chare - Diluted
  As reported                                          .62        .51        .44
  Pro forma                                            .60        .50        .43

The weighted-average fair value and exercise price of options granted for fiscal 1999, 1998 and 1997 were as follows:
                                                      1999       1998       1997
Granted at market price -
  Weighted-average fair value                       $ 6.99     $ 5.27      $3.33
  Weighted-average exercise price                    19.61      14.08       8.26
Granted below market price -
  Weighted-average fair value                         9.45       4.81       3.48
  Weighted-average exercise price                    20.89      13.83       9.20

The fair value of each option grant used in the pro forma net earnings and net earnings per share was determined using the Black-Scholes option pricing model with weighted-average assumptions used for grants in fiscal 1999, 1998 and 1997:

                                                      1999       1998       1997
Risk-free interest rate                              5.11%      6.19%      6.29%
Average life of option (years)                          7          7          6
Volatility                                          21.78%     20.39%     20.00%
Dividend yield                                        .32%       .53%      1.07%


Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $91.4 million in 1999, $78.7 million in 1998 and $59.3 million in 1997.

    The company provides certain health and life insurance benefits for retired employees who meet eligibility requirements, including age and years of service. The costs of these benefits are accrued over the period earned. At August 31, 1999, the unrecognized actuarial gain was $.7 million compared to an $8.4 million loss at August 31, 1998. The company's postretirement health and life benefit plans currently are not funded.

Components of net periodic benefit costs (In Millions):
                                                     1999       1998       1997
Service cost                                        $ 5.2      $ 4.3      $ 3.8
Interest cost                                         7.3        6.8        6.2
Amortization of actuarial loss                         .4          -          -
Total postretirement healthcare benefits costs      $12.9      $11.1      $10.0

Change in benefit obligation (In Millions):
                                                                1999       1998
Benefit obligation at September 1                             $105.6     $ 88.9
Service cost                                                     5.2        4.3
Interest cost                                                    7.3        6.8
Actuarial (gain)loss                                            (9.9)       8.8
Benefit payments                                                (4.4)      (3.9)
Participants contributions                                        .8         .7
Benefit obligation at August 31                               $104.6     $105.6

The discount rate assumptions used to compute the postretirement benefit obligation at year-end were 7.5% for 1999 and 7% for 1998.

    Future benefit costs were estimated assuming medical costs would increase at a 6.5% annual rate decreasing to 5% over the next 5 years and then remaining at a 5% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects (In Millions):
                                                               1%          1%
                                                            Increase    Decrease
Effect on service and interest cost                           $ 3.2      $ (2.5)
Effect on postretirement obligation                            20.9       (17.9)


Supplementary Financial Information

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Millions):
                                                              1999         1998
Accounts receivable -
     Accounts receivable                                    $495.5       $384.4
     Allowances for doubtful accounts                         (9.0)       (11.2)
                                                            $486.5       $373.2
Accrued expenses and other liabilities -
     Accrued salaries                                       $239.4       $195.7
     Taxes other than income taxes                           104.1         84.7
     Profit sharing                                           89.5         99.1
     Other                                                   297.1        238.9
                                                            $730.1       $618.4


Summary of Quarterly Results (Unaudited)
(Dollars in Millions, except per share data)

                     __________________Quarter Ended___________________
                                                                         Fiscal
                    November    February          May      August          Year

Fiscal 1999
   Net sales        $4,016.4    $4,691.0     $4,571.4    $4,560.0     $17,838.8
   Gross profit      1,074.7     1,298.6      1,240.7     1,246.2       4,860.2
   Net earnings        104.0       200.2        159.3       160.6         624.1
 Per Common Share -
   Basic            $    .10    $    .20     $    .16    $    .16     $     .62
   Diluted               .10         .20          .16         .16           .62

Fiscal 1998
   Net sales        $3,485.2    $4,093.4     $3,887.5    $3,840.5     $15,306.6
   Gross profit        944.2     1,132.7      1,046.7     1,043.6       4,167.2
   Earnings before
     cumulative
     effect of
     accounting
     change             87.7       170.9        125.9       152.7         537.2
   Net earnings         61.3       170.9        125.9       152.7         510.8
  Per Common Share -
   Basic
    Earnings before
      cumulative effect
      of accounting
      change        $    .09    $    .17     $     13    $    .15     $     .54
    Net earnings         .06         .17          .13         .15           .51
   Per Common Share -
    Diluted
     Earnings before
       cumulative effect
       of accounting
       change            .09         .17          .13         .15           .54
     Net earnings        .06         .17          .13         .15           .51
Comments on Quarterly Results:

In further explanation of and supplemental to the quarterly results, the 1999 fourth quarter LIFO adjustment was a credit of $.7 million compared to a 1998 charge of $14.1 million. If the 1999 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at August 31, 1999, earnings per share would have been higher in the second quarter by $.01, and lower in the fourth quarter by $.01.
   The quarter ended August 31, 1998, includes the pre-tax gain of $37.4 million ($22.9 million after-tax or $.02 per share) from the sale of the company's long-term care pharmacy business.


Common Stock Prices

Below are the New York Stock Exchange high and low for each quarter of fiscal 1999 and 1998.
                    ________________Quarter Ended________________
Fiscal
                    November     February       May        August       Year
Fiscal 1999  High   $27 3/8      $33 1/16     $30 15/16   $29 7/8     $33 1/16
             Low     20 3/8       26 5/16      23 1/4      23 3/16     20 3/8
Fiscal 1998  High   $16 3/8      $18 9/16     $18 9/32    $24 15/32   $24 15/32
             Low     12 13/16     14 1/8       16 7/16     18 3/32     12 13/16


Report of Independent Public Accountants


     To the Board of Directors and Shareholders of Walgreen Co.:

     We have audited the accompanying consolidated balance sheets of Walgreen Co. (an Illinois corporation) and Subsidiaries as of August 31, 1999 and 1998, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

             In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1999 in conformity with generally accepted accounting principles.



     /s/ Arthur Andersen LLP


     Chicago, Illinois,
       September 27, 1999


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






/s/ L. D. Jorndt                             /s/ W. M. Rudolphsen
    Chairman of the Board                        Controller
    and Chief Executive Officer                  and Chief Accounting Officer


/s/ R. L. Polark
    Senior Vice President
    and Chief Financial Officer



Simply Everywhere

State            1998   1999
Alabama             1      5
Arizona           137    114
Arkansas            9     12
California        196    212
Colorado           53     55
Connecticut        32     31
Florida           412    442
Idaho               0      1
Illinois          345    371
Indiana           103    106
Iowa               33     36
Kansas             20     22
Kentucky           39     40
Louisiana          55     61
Massachusetts      73     76
Michigan           40     61
Minnesota          64     67
Mississippi         7     13
Missouri           82     93
Nebraska           30     33
Nevada             16     28
New Hampshire       9     10
New Jersey         40     41
New Mexico         40     40
New York           34     41
North Carolina      0      5
North Dakota        1      1
Ohio               76     82
Oklahoma           26     30
Oregon             12     13
Pennsylvania        7     10
Rhode Island       14     15
South Carolina      0      2
South Dakota        0      2
Tennessee          85     96
Texas             261    304
Virginia           12     19
Washington         22     26
Wisconsin         119    128
Puerto Rico        44     47
Total           2,549  2,821

Information is provided as of fiscal year-end.