Form 10-K, Exhibit 13
period 2000-08-31
WALGREEN CO
filed 2000-11-29
CIK 104207

Eleven-Year Summary of Selected Consolidated Financial Data

Walgreen Co. and Subsidiaries

(Dollars in Millions, except per share data)

Fiscal Year	2000	1999	1998	1997	1996	1995	1994	1993	1992	1991	1990
Net Sales	$21,206.9	$17,838.8	$15,306.6	$13,363.0	$11,778.4	$10,395.1	$9,235.0	$8,294.8	$7,475.0	$6,733.0	$6,047.5
Costs and Deductions
Cost of sales	15,465.9	12,978.6	11,139.4	9,681.8	8,514.9	7,482.3	6,614.4	5,959.0	5,377.7	4,829.2	4,356.4
Selling, occupancy and administration	4,516.9	3,844.8	3,332.0	2,972.5	2,659.5	2,392.7	2,164.9	1,929.6	1,738.8	1,582.7	1,406.9
Other (income) expense (1)	(39.2)	(11.9)	(41.9)	(3.9)	(2.9)	(3.6)	(2.7)	6.5	5.5	9.1	3.3
Total Costs and Deduction	19,943.6	16,811.5	14,429.5	12,650.4	11,171.5	9,871.4	8,776.6	7,895.1	7,122.0	6,421.0	5,766.6
Earnings
Earnings before income tax provision and cumulative effect of accounting changes	1,263.3	1,027.3	877.1	712.6	606.9	523.7	458.4	399.7	353.0	312.0	280.9
Income tax provision	486.4	403.2	339.9	276.1	235.2	202.9	176.5	154.4	132.4	117.0	106.3
Earnings before cumulative effect of accounting changes	776.9	624.1	537.2	436.5	371.7	320.8	281.9	245.3	220.6	195.0	174.6
Cumulative effect of accounting changes (2)	-	-	(26.4)	-	-	-	-	(23.6)	-	-	-
Net Earnings	$ 776.9	$ 624.1	$ 510.8	$ 436.5	$ 371.7	$ 320.8	$ 281.9	$ 221.7	$ 220.6	$ 195.0	$ 174.6
Per Common Share (3)
Net earnings (2)
Basic	$ .77	$ .62	$ .51	$ .44	$ .38	$ .33	$ .29	$ .23	$ .22	$ .20	$ .18
Diluted	.76	.62	.51	.44	.37	.32	.29	.23	.22	.20	.18
Dividends declared	.14	.13	.13	.12	.11	.11	.09	.08	.07	.06	.05
Book value	4.19	3.47	2.86	2.40	2.08	1.82	1.60	1.40	1.25	1.10	.96
Non-Current Liabilities
Long-term debt	$ 18.2	$ 18.0	$ 13.6	$ 3.3	$ 3.4	$ 2.4	$ 1.8	$ 6.2	$ 18.7	$ 123.0	$ 146.7
Deferred income taxes	101.6	74.8	89.1	112.8	145.2	142.3	137.7	144.2	171.8	155.3	138.9
Other non-current liabilities	446.2	405.8	369.9	279.2	259.9	237.6	213.8	176.2	103.8	85.1	77.1
Assets and Equity
Total assets	$ 7,103.7	$ 5,906.7	$ 4,901.6	$ 4,207.1	$ 3,633.6	$ 3,252.6	$2,872.8	$2,506.0	$2,346.9	$2,074.4	$1,896.1
Shareholders' equity	4,234.0	3,484.3	2,848.9	2,373.3	2,043.1	1,792.6	1,573.6	1,378.8	1,233.3	1,081.2	947.2
Return on average shareholders' equity	20.1%	19.7%	19.6%	19.8%	19.4%	19.1%	19.1%	18.8%	19.1%	19.2%	19.7%
Drugstore Units
Year-end: Units (4)	3,165	2,821	2,549	2,358	2,193	2,085	1,968	1,836	1,736	1,646	1,564

(1) Fiscal 2000 includes pre-tax income of $33.5 million ($20.5 million after-tax or $.02 per share) from the partial payment of the brand name prescription drugs litigation settlement. Fiscal 1998 includes a pre-tax gain of $37.4 million ($22.9 million after-tax or $.02 per share) from the sale of the company's long-term care pharmacy business.

(2) Fiscal 1998 includes the $26.4 million ($.03 per share) charge from the cumulative effect of accounting change for system development costs. Fiscal 1993 includes the $23.6 million ($.02 per share) costs from the cumulative effect of accounting changes for postretirement benefits and income taxes.

(3) Per share data have been adjusted for two-for-one stock splits in 1999, 1997, 1995 and 1991.

(4) Units include mail service facilities

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Fiscal 2000 was the twenty-sixth consecutive year of record sales and earnings. Net earnings were $776.9 million or $.76 per share (diluted), an increase of 24.5% from last year's earnings of $624.1 million or $.62 per share. Included in this year's results was a $33.5 million pre-tax gain ($.02 per share) for a partial payment of the company's share of the brand name prescription drugs antitrust litigation settlement. Excluding the gain, fiscal year earnings rose 21.2% to $756.3 million or $.74 per share (diluted).

[BAR GRAPH] S,G&A Expense
(as a percent to sales)
1998 1999 2000
21.8% 21.6% 21.3%

Total net sales increased by 18.9% to $21.2 billion in fiscal 2000 compared to increases of 16.5% in 1999 and 14.5% in 1998. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Comparable drugstore (those open at least one year) sales were up 11.7% in 2000, 11.2% in 1999 and 9.4% in 1998. New store openings accounted for 10.6% of the sales gains in 2000, 10.0% in 1999 and 10.4% in 1998. The company operated 3,165 drugstores as of August 31, 2000, compared to 2,821 a year earlier.

Prescription sales increased 25.3% in 2000, 23.3% in 1999 and 20.6% in 1998. Comparable drugstore prescription sales were up 19.0% in 2000, 19.4% in 1999 and 15.6% in 1998. Prescription sales were 55.2% of total sales for fiscal 2000 compared to 52.4% in 1999 and 49.6% in 1998. Store-level third party sales, where reimbursement is received from managed care organizations and government and private insurance, were 85.1% of pharmacy sales in 2000, 82.4% in 1999 and 79.4% in 1998. Pharmacy sales trends are expected to continue primarily because of expansion into new markets, increased penetration in existing markets, availability of new drugs and demographic changes such as the aging population.

Gross margins as a percent of sales were 27.1% in 2000 and 27.2% in 1999 and 1998. The increase in third party sales as a percent of prescription sales, as well as a modest decrease in generic utilization rates, resulted in lower overall pharmacy margins. Margins improved slightly in the rest of the store.

The company uses the last-in, first-out (LIFO) method of inventory valuation. The effective LIFO inflation rates were 1.36% in 2000, 1.84% in 1999 and 2.15% in 1998, which resulted in charges to cost of sales of $38.8 million in 2000, $45.2 million in 1999 and $46.5 million in 1998. Inflation on prescription inventory was 3.5% in 2000, 5.2% in 1999 and 5.5% in 1998.

Selling, occupancy and administration expenses were 21.3% of sales in fiscal 2000, 21.6% of sales in fiscal 1999 and 21.8% of sales in fiscal 1998. The decrease in fiscal 2000, as a percent to sales, was caused by lower headquarters expenses and other fixed costs which are being spread over a larger base of stores. In addition to lower headquarters expenses, lower payroll and advertising expenses also contributed to the fiscal 1999 decline.

Interest income decreased in 2000 principally from lower investment levels. Average net investment levels were approximately $64 million in 2000, $220 million in 1999 and $72 million in 1998.

The effective tax rate decreased to 38.50% this fiscal year compared to 39.25% in fiscal 1999 and 38.75% in fiscal 1998. The decrease was principally the result of lower state income taxes and the settlement of various IRS matters.

Financial Condition

Cash and cash equivalents were $12.8 million at August 31, 2000, compared to $141.8 million at August 31, 1999. Short-term investment objectives are to maximize yields while minimizing risk and maintaining liquidity. To attain these objectives, investment limits are placed on the amount, type and issuer of securities.

Net cash provided by operating activities for fiscal 2000 was $971.7 million compared to $652.0 million a year ago. The company's profitability is the principal source for providing funds for expansion and remodeling programs, dividends to shareholders and funding for various technological improvements.

Net cash used for investing activities was $1,037.4 million in fiscal 2000 and $645.5 million in 1999. Additions to property and equipment were $1,119.1 million compared to $696.3 million last year. During the year, 462 new or relocated drugstores were opened. This compares to 386 new or relocated drugstores opened in the same period last year. New stores are owned or leased. There were 253 owned locations opened during the year or under construction at August 31, 2000, versus 131 for the same period last year. During fiscal 2000, the surrender of certain corporate-owned life insurance policies resulted in net proceeds of $47.7 million.

Capital expenditures for fiscal 2001 are expected to reach $1.4 billion. The company expects to open 500 new stores in fiscal 2001 and have a total of 6,000 drugstores by the year 2010. The company is continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, a significant portion of the expenditures will be made for technology and distribution centers. Two new distribution centers are under construction in West Palm Beach, Florida, and the Dallas metropolitan area. Another is planned in northern Ohio, and an existing center in Woodland, California, will be expanded. This growth may necessitate future long-term borrowings.

[PIE CHART] CAPITAL EXPENDITURES-FISCAL YEAR 2001
$1.4 billion to be spent

  Stores - 64%
  Distribution - 22%
  Store Technology - 4%
  Other -10%

Net cash used for financing activities was $63.3 million compared to $9.1 million a year ago. At August 31, 2000, the company had approximately $149 million in unused bank lines of credit and $100 million of unissued authorized debt securities, previously filed with the Securities and Exchange Commission.

During the first quarter of fiscal 2000, the company implemented Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This pronouncement provides guidance on the capitalization of costs related to internal use software. The adoption of this pronouncement has not had, nor is it expected to have, a material impact on the company's consolidated financial position or results of operations.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Those risks and uncertainties include changes in economic conditions generally or in the markets served by the company; consumer preferences and spending patterns; changes in state or federal legislation or regulations; the availability and cost of real estate and construction; competition; and risks of new business areas. Please see Walgreen Co.'s Form 10-K for the period ended August 31, 2000, for a discussion of certain other important factors as they relate to forward-looking statements. Actual results could differ materially.

Consolidated Statements of Earnings and Shareholders' Equity Walgreen Co. and Subsidiaries For the Years Ended August 31, 2000, 1999 and 1998 (Dollars in Millions, except per share data)
Earnings	2000	1999	1998
Net Sales	$21,206.9	$17,838.8	$15,306.6
Costs and Deductions
Cost of sales	15,465.9	12,978.6	11,139.4
Selling, occupancy and administration	4,516.9	3,844.8	3,332.0
	19,982.8	16,823.4	14,471.4
Other (Income) Expense
Interest income	(6.1)	(12.3)	(5.6)
Interest expense	.4	.4	1.1
Other income	(33.5)	-	(37.4)
	(39.2)	(11.9)	(41.9)
Earnings
Earnings before income tax provision and cumulative effect of accounting change	1,263.3	1,027.3	877.1
Income tax provision	486.4	403.2	339.9
Earnings before cumulative effect of accounting change	776.9	624.1	537.2
Cumulative effect of accounting change for system development costs	-	-	(26.4)
Net Earnings	$ 776.9	$ 624.1	$ 510.8
Net Earnings per Common Share
Basic
Earnings before cumulative effect of accounting change	$ .77	$ .62	$ .54
Cumulative effect of accounting change for system development costs	-	-	(.03)
Net Earnings	$ .77	$ .62	$ .51
Diluted
Earnings before cumulative effect of accounting change	$ .76	$ .62	$ .54
Cumulative effect of accounting change for system development costs	-	-	(.03)
Net Earnings	$ .76	$ .62	$ .51

Average shares outstanding	1,007,393,572	1,000,363,234	992,169,240
Dilutive effect of stock options	12,495,236	13,918,481	13,523,672
Average shares outstanding assuming dilution	1,019,888,808	1,014,281,715	1,005,692,912

	Common Stock		Paid-in	Retained
Shareholders' Equity	Shares	Amount	Capital	Earnings
Balance, August 31, 1997	987,579,932	$77.2	$ 29.8	$2,266.3
Net earnings	-	-	-	510.8
Cash dividends declared ($.125 per share)	-	-	-	(124.1)
Employee stock purchase and option plans	8,907,112.6		88.3	-
Balance, August 31, 1998	996,487 044	77.8	118.1	2,653.0
Net earnings	-	-	-	624.1
Cash dividends declared ($.13 per share)	-	-	-	(130.1)
Employee stock purchase and option plans	7,535,214.6		140.8
Balance, August 31, 1999	1,004,022,258	78.4	258.9	3,147.0
Net earnings	-	-	-	776.9
Cash dividends declared ($.135 per share)	-	-	-	(136.1)
Employee stock purchase and option plans	6,796,632.6		108.3	-
Balance, August 31, 2000	1,010,818,890	$79.0	$367.2	$3,787.8

The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets Walgreen Co. and Subsidiaries At August 31, 2000 and 1999 (Dollars in Millions)
Assets	2000	1999
Current Assets
Cash and cash equivalents	$ 12.8	$ 141.8
Accounts receivable, net	614.5	486.5
Inventories	2,830.8	2,462.6
Other current assets	92.0	130.8
Total Current Assets	3,550.1	3,221.7
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	3,428.2	2,593.9
Other non-current assets	125.4	91.1
Total Assets	$7,103.7	$5,906.7

Liabilities and Shareholders' Equity
Current Liabilities
Trade accounts payable	$1,364.0	$1,130.3
Accrued expenses and other liabilities	847.7	730.1
Income taxes	92.0	63.4
Total Current Liabilities	2,303.7	1,923.8
Non-Current Liabilities
Deferred income taxes	101.6	74.8
Other non-current liabilities	464.4	423.8
Total Non-Current Liabilities	566.0	498.6

Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued and outstanding 1,010,818,890 in 2000 and 1,004,022,258 in 1999	79.0	78.4
Paid-in capital	367.2	258.9
Retained earnings	3,787.8	3,147.0
Total Shareholders' Equity	4,234.0	3,484.3
Total Liabilities and Shareholders' Equity	$7,103.7	$5,906.7

The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows Walgreen Co. and Subsidiaries For the Years Ended August 31, 2000, 1999 and 1998 (In Millions)
Fiscal Year	2000	1999	1998
Cash Flows from Operating Activities
Net earnings	$ 776.9	$624.1	$510.8
Adjustments to reconcile net earnings to net cash provided by operating activities -
Cumulative effect of accounting change for system development costs	-	-	26.4
Depreciation and amortization	230.1	210.1	189.6
Deferred income taxes	21.0	(9.4)	(.8)
Gain on sale of long-term care pharmacies	-	-	(37.4)
Income tax savings from employee stock plans	38.5	26.8	25.3
Other	13.6	12.2	28.7
Changes in operating assets and liabilities -
Inventories	(368.2)	(435.7)	(298.8)
Trade accounts payable	233.7	223.4	94.2
Accounts receivable, net	(135.4)	(106.0)	(19.7)
Accrued expenses and other liabilities	101.2	103.7	99.3
Income taxes	28.6	8.6	(17.2)
Other	31.7	(5.8)	(3.9)
Net cash provided by operating activities	971.7	652.0	596.5
Cash Flows from Investing Activities
Additions to property and equipment	(1,119.1)	(696.3)	(641.0)
Disposition of property and equipment	22.9	41.7	71.9
Net borrowing from corporate-owned life insurance	11.1	9.1	8.8
Proceeds from the surrender of corporate-owned life insurance	47.7	-	58.0
Net cash used for investing activities	(1,037.4)	(645.5)	(502.3)
Cash Flows from Financing Activities
Cash dividends paid	(134.6)	(128.6)	(122.6)
Proceeds from employee stock plans	79.2	105.0	79.8
Other	(7.9)	14.5	20.1
Net cash used for financing activities	(63.3)	(9.1)	(22.7)
Changes in Cash and Cash Equivalents
Net (decrease) increase in cash and cash equivalents	(129.0)	(2.6)	71.5
Cash and cash equivalents at beginning of year	141.8	144.4	72.9
Cash and cash equivalents at end of year	$ 12.8	$141.8	$144.4

The accompanying Statement of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

Statement of Major Accounting Policies

Description of Business

The company is principally in the retail drugstore business. Stores are located in 43 states and Puerto Rico. At August 31, 2000, there were 3,162 retail drugstores and three mail service facilities. Prescription sales were 55.2% of total sales for fiscal 2000 compared to 52.4% in 1999 and 49.6% in 1998.

In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. The company's operations are within one reportable segment.

Accounting Change

The EITF (Emerging Issues Task Force) consensus reached on November 20, 1997, "EITF 97-13," requires that the cost of business process reengineering activities that are part of a project to acquire, develop or implement internal use software, whether done internally or by third parties, be expensed as incurred. Previously, the company capitalized these costs as systems development costs. The change, effective as of September 1, 1997, resulted in a cumulative pre-tax charge of $43.1 million, or $.03 per share, recorded in the quarter ended November 30, 1997.

Basis of Presentation

The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. The company's cash management policy provides for the bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the banks for payment of $211 million and $191 million at August 31, 2000 and 1999, respectively, are included in cash and cash equivalents as reductions of other cash balances.

Financial Instruments

The company had approximately $89 million and $57 million of outstanding letters of credit at August 31, 2000 and 1999, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $62 million and $43 million at August 31, 2000 and 1999, respectively, guaranteed payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active. The company also had purchase commitments of approximately $525 million and $342 million at August 31, 2000 and 1999, respectively, related to the purchase of store locations. There were no investments in derivative financial instruments during fiscal 2000 and 1999.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2000 and 1999, inventories would have been greater by $574.8 million and $536.0 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Cost of sales is primarily derived from an estimate based upon point-of-sale scanning information and adjusted based on periodic inventories.

Property and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 12&frac12; to 39 years for land improvements, buildings and building improvements and 5 to 12&frac12; years for equipment. Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired resulting in the carrying amount not being recoverable. Impaired assets write-offs are measured by comparing the present value of the estimated future cash flows to the carrying value of the assets. The present value of future lease costs is charged against earnings when a commitment makes it probable that the location will close before the end of the lease term. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of (In Millions):
	2000	1999
Land and land improvements
Owned stores	$ 821.8	$ 513.7
Distribution centers	33.3	21.1
Other locations	14.9	12.2
Buildings and building improvements
Owned stores	870.4	564.2
Leased stores (leasehold improvements only)	354.4	366.3
Distribution centers	203.4	171.3
Other locations	61.4	48.8
Equipment
Stores	1,266.8	1,068.6
Distribution centers	219.6	214.3
Other locations	452.8	390.0
Capitalized system development costs	99.8	79.4
Capital lease properties	21.1	22.8
	4,419.7	3,472.7
Less: accumulated depreciation and amortization	991.5	878.8
	$3,428.2	$2,593.9

The company capitalizes costs that primarily relate to the application development stage of significant internally developed software. These costs principally relate to Intercom Plus, a pharmacy computer and workflow system. These costs are amortized over a five-year period. Amortization of these costs was $13.1 million in 2000, $15.6 million in 1999 and $13.0 million in 1998. Unamortized costs as of August 31, 2000 and 1999, were $65.2 million and $51.3 million, respectively.

Income Taxes

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

Insurance

The company obtains insurance coverage for catastrophic exposures as well as those risks required to be insured by law. It is the company's policy to retain a significant portion of certain losses related to worker's compensation, property losses, business interruptions relating from such losses and comprehensive general, pharmacist and vehicle liability. Provisions for these losses are recorded based upon the company's estimates for claims incurred. Such estimates use certain assumptions followed in the insurance industry.

Pre-Opening Expenses

Non-capital expenditures incurred prior to the opening of a new or remodeled store are charged against earnings when they are incurred.

Advertising Costs

Advertising costs are expensed as incurred, and were $76.7 million in 2000, $58.7 million in 1999 and $59.7 million in 1998.

Notes to Consolidated Financial Statements

Interest Expense

The company capitalized $4.0 million, $2.6 million and $1.6 million of interest expense as part of significant construction projects during fiscal 2000, 1999 and 1998. Interest paid, net of amounts capitalized, was $.2 million in 2000, $.4 million in 1999 and $.8 million in 1998.

Other Income

In July 2000, the company received a partial payment of the brand name prescription drugs antitrust litigation settlement for pre-tax income of $33.5 million ($20.5 million after-tax or $.02 per share). The company was involved in the pharmacy class action against drug manufacturers, which resulted in a $700 million settlement for all recipients. The timing and amount of any future payments have yet to be determined.

The fiscal 1998 gain of $37.4 million ($22.9 million after-tax or $.02 per share) resulted from the sale of its long-term care pharmacy business.

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

Minimum rental commitments at August 31, 2000, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Millions):

2001	$ 673.7
2002	715.2
2003	704.0
2004	691.3
2005	679.8
Later	7,702.9
Total minimum lease payments	$11,166.9

The above minimum lease payments include minimum rental commitments related to capital leases amounting to $16.2 million at August 31, 2000. The present value of net minimum capital lease payments, due after 2001, are reflected in the accompanying Consolidated Balance Sheets as part of other non-current liabilities. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $32.8 million on leases due in the future under non-cancelable subleases.

Rental expense was as follows (In Millions):
	2000	1999	1998
Minimum rentals	$605.7	$482.0	$405.8
Contingent rentals	31.4	34.8	35.2
Less: Sublease rental income	(7.6)	(5.4)	(3.7)
	$629.5	$511.4	$437.3

Income Taxes

The provision for income taxes consists of the following (In Millions):
	2000	1999	1998
Current provision -
Federal	$400.9	$350.5	$290.2
State	64.5	62.1	50.5
	465.4	412.6	340.7
Deferred provision -
Federal	17.7	(8.0)	(2.2)
State	3.3	(1.4)	1.4
	21.0	(9.4)	(.8)
	$486.4	$403.2	$339.9

The components of the deferred provision were (In Millions):
	2000	1999	1998
Accelerated depreciation	$ 51.5	$ 9.7	$ 22.2
Employee benefit plans	(17.7)	(12.2)	(10.4)
Accrued rent	(5.2)	(8.7)	(5.9)
Inventory	(2.3)	11.1	(2.6)
Other	(5.3)	(9.3)	(4.1)
	$ 21.0	$ (9.4)	$ (.8)

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (In Millions):
	2000	1999
Deferred tax assets -
Employee benefit plans	$135.4	$117.8
Accrued rent	54.9	49.7
Insurance	52.6	41.6
Inventory	23.6	17.6
Other	38.9	42.4
	305.4	269.1
Deferred tax liabilities -
Accelerated depreciation	292.0	240.5
Inventory	69.8	66.0
Other	13.0	11.0
	374.8	317.5
Net deferred tax liabilities	$ 69.4	$ 48.4

Income taxes paid were $398.4 million, $377.3 million and $332.8 million during the fiscal years ended August 31, 2000, 1999 and 1998, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

Short-Term Borrowings

The company obtained funds through the placement of commercial paper, as follows (Dollars in Millions):

	2000	1999	1998
Average outstanding during the year	$ 14.0	$ 9.6	$ 17.8
Largest month-end balance	98.0	100.0	50.0
	(Nov)	(Nov)	(Oct)
Weighted average interest rate	5.9%	5.1%	5.7%

At August 31, 2000, the company had approximately $149 million of available bank lines of credit. The credit lines are renewable annually at various dates and provide for loans of varying maturities at the prime rate. There are no compensating balance arrangements.

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

As of August 31, 2000, 100,327,778 shares of common stock were reserved for future stock issuances under the company's various employee benefit plans. Preferred stock of 10,108,189 shares have been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

Stock Compensation Plans

The Walgreen Co. Executive Stock Option Plan provides for the granting to key employees of options to purchase company common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until October 9, 2006, for an aggregate of 38,400,000 shares of common stock of the company. The options granted during fiscal 2000, 1999 and 1998 have a minimum three-year holding period.

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase company common stock over a period of 10 years to eligible employees upon the purchase of company shares subject to certain restrictions. Under the terms of the Plan, the option price cannot be less than 85% of the fair market value at the date of grant. Compensation expense related to the Plan was less than $1 million in fiscal 2000, 1999 and 1998. Options may be granted under this Plan until September 30, 2002, for an aggregate of 40,000,000 shares of common stock of the company. The options granted during fiscal 2000, 1999 and 1998 have a two-year holding period.

On May 11, 2000, substantially all employees, in conjunction with opening the company's 3,000th store, were granted a stock option award to purchase from 75 to 500 shares, based on years of service. The stock option award, issued at fair market value on the date of the grant, represents a total of 14,859,275 shares of Walgreen Co. common stock. The options vest after three years and are exercisable up to ten years after the grant date.

A summary of information relative to the company's stock option plans follows:

	Options Outstanding		Options Exercisable
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
August 31, 1997	33,565,832	$ 5.70
Granted	1,972,162	14.02
Exercised	(5,667,682)	3.78
Canceled/Forfeited	(264,356)	8.54
August 31, 1998	29,605,956	$ 6.59	18,255,338	$4.62
Granted	2,606,350	19.70
Exercised	(3,644,250)	5.71
Canceled/Forfeited	(88,818)	9.81
August 31, 1999	28,479,238	$ 7.89	21,821,426	$5.91
Granted	17,040,383	28.43
Exercised	(5,055,842)	5.59
Canceled/Forfeited	(1,086,118)	27.39
August 31, 2000	39,377,661	$16.55	19,267,211	$6.45

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 08/31/00	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 8/31/00	Weighted-Average Remaining Contractual Life
$ 1 to 5	11,677,822	3.12 yrs.	$ 4.75	11,677,822	$ 4.75
6 to 13	8,701,577	6.23	9.62	7,588,949	9.07
14 to 32	18,998,262	9.35	26.99	440	20.94
$ 1 to 32	39,377,661	6.81 yrs.	$16.55	19,267,211	$ 6.45

Under the Walgreen Co. 1982 Employees Stock Purchase Plan, eligible employees may purchase company stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares for which all participants have the right to purchase under this Plan is 64,000,000.

The Walgreen Co. Restricted Performance Share Plan provides for the granting of up to 32,000,000 shares of common stock to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement and total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Compensation expense related to the Plan was $5.1 million in fiscal 2000, $3.7 million in fiscal 1999 and $4.6 million in fiscal 1998. The number of shares granted was 84,746 in 2000, 95,038 in 1999 and 130,350 in 1998.

The company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized based on the fair value of its grants under these plans. Had compensation costs been determined consistent with the method of FASB Statement No. 123 for options granted in fiscal 2000, 1999 and 1998, pro forma net earnings and net earnings per common share would have been as follows (In Millions, except per share data):

	2000	1999	1998
Net earnings
As reported	$776.9	$624.1	$510.8
Pro forma	754.3	605.3	497.2
Net earnings per common share - Basic
As reported	.77	.62	.51
Pro forma	.75	.61	.50
Net earnings per common chare - Diluted
As reported	.76	.62	.51
Pro forma	.74	.60	.50

The weighted-average fair value and exercise price of options granted for fiscal 2000, 1999 and 1998 were as follows:

	2000	1999	1998
Granted at market price -
Weighted-average fair value	$12.17	$ 6.99	$ 5.27
Weighted-average exercise price	28.44	19.61	14.08
Granted below market price -
Weighted-average fair value	10.56	9.45	4.81
Weighted-average exercise price	24.12	20.89	13.83

The fair value of each option grant used in the pro forma net earnings and net earnings per share was determined using the Black-Scholes option pricing model with weighted-average assumptions used for grants in fiscal 2000, 1999 and 1998:

	2000	1999	1998
Risk-free interest rate	6.64%	5.11%	6.19%
Average life of option (years)	7	7	7
Volatility	25.86%	21.78%	20.39%
Dividend yield	.27%	.32%	.53%

Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $112.4 million in 2000, $91.4 million in 1999 and $78.7 million in 1998.

The company provides certain health and life insurance benefits for retired employees who meet eligibility requirements, including age and years of service. The costs of these benefits are accrued over the period earned. At August 31, 2000, the unrecognized actuarial loss was $5.1 million compared to a $.7 million gain at August 31, 1999. The company's postretirement health and life benefit plans currently are not funded.

Components of net periodic benefit costs (In Millions):

	2000	1999	1998
Service cost	$ 4.7	$ 5.2	$ 4.3
Interest cost	7.7	7.3	6.8
Amortization of actuarial loss	-	.4	-
Total postretirement healthcare benefits costs	$12.4	$12.9	$11.1

Change in benefit obligation (In Millions):

	2000	1999
Benefit obligation at September 1	$104.6	$105.6
Service cost	4.7	5.2
Interest cost	7.7	7.3
Actuarial loss(gain)	5.7	(9.9)
Benefit payments	(4.9)	(4.4)
Participants contributions	.8	.8
Benefit obligation at August 31	$118.6	$104.6

The discount rate assumptions used to compute the postretirement benefit obligation at year-end were 7.5% for 2000 and 1999.

Future benefit costs were estimated assuming medical costs would increase at a 6.5% annual rate decreasing to 5% over the next 5 years and then remaining at a 5% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects (In Millions):

	1%	1%
	Increase	Decrease
Effect on service and interest cost	$ 3.5	$ (2.6)
Effect on postretirement obligation	23.9	(18.5)

Supplementary Financial Information

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Millions):

Accounts receivable -	2000	1999
Accounts receivable	$631.4	$495.5
Allowances for doubtful accounts	(16.9)	(9.0)
	$614.5	$486.5

Accrued expenses and other liabilities -
Accrued salaries	$266.4	$239.4
Taxes other than income taxes	125.4	104.1
Profit sharing	110.7	89.5
Other	345.2	297.1
	$847.7	$730.1

Summary of Quarterly Results (Unaudited)

(Dollars in Millions, except per share data)

	Quarter Ended				Fiscal Year
	November	February	May	August
Fiscal 2000
Net sales	$4,823.2	$5,608.8	$5,394.1	$5,380.8	$21,206.9
Gross profit	1,272.2	1,543.5	1,451.0	1,474.3	5,741.0
Net earnings	127.8	238.9	193.6	216.6	776.9
Per Common Share -
Basic	$ .13	$ .23	$ .20	$ .21	$ .77
Diluted	.13	.23	.19	.21	.76

Fiscal 1999
Net sales	$4,016.4	$4,691.0	$4,571.4	$4,560.0	$17,838.8
Gross profit	1,074.7	1,298.6	1,240.7	1,246.2	4,860.2
Net earnings	104.0	200.2	159.3	160.6	624.1
Per Common Share -
Basic	$ .10	$ .20	$ .16	$ .16	$ .62
Diluted	.10	.20	.16	.16	.62

Comments on Quarterly Results: In further explanation of and supplemental to the quarterly results, the 2000 fourth quarter LIFO adjustment was a credit of $8.7 million compared to a 1999 credit of $.7 million. If the 2000 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at August 31, 2000, earnings per share would have been higher in the first quarter by $.01 and lower in the fourth quarter by $.01. Similar adjustments in 1999 would have increased earnings per share in the second quarter by $.01 and decreased the fourth quarter by $.01.

The quarter ended August 31, 2000, includes the pre-tax income of $33.5 million ($20.5 million after-tax or $.02 per share) from the partial payment of the brand name prescription drugs litigation settlement.

Common Stock Prices

Below are the New York Stock Exchange high and low for each quarter of fiscal 2000 and 1999.

		Quarter Ended				Fiscal Year
		November	February	May	August
Fiscal 2000	High	$29 5/16	$32 3/4	$29 3/16	$35 1/4	$35 1/4
	Low	23 9/16	25 13/16	22 3/4	27 9/16	22 3/4
Fiscal 1999	High	$27 3/8	$33 1/16	30 15/16	$29 7/8	$33 1/16
	Low	20 3/8	26 5/16	23 1/4	23 3/16	20 3/8

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. (an Illinois corporation) and Subsidiaries as of August 31, 2000 and 1999, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended August 31, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2000 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Chicago, Illinois,
  October 6, 2000

Management's Report

The primary responsibility for the integrity and objectivity of the consolidated financial statements and related financial data rests with the management ofWalgreen Co. The financial statements were prepared in conformity with generally accepted accounting principles appropriate in the circumstances andincluded amounts that were based on management's most prudent judgments andestimates relating to matters not concluded by fiscal year-end. Management believes that all material uncertainties have been either appropriately accounted for or disclosed. All other financial information included in this annual report is consistent with the financial statements.

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

Four outside members of the Board of Directors constitute the company's Audit Committee, which meets at least quarterly and is responsible for reviewing and monitoring the company's financial and accounting practices. Arthur Andersen LLP and the company's General Auditor meet alone with the Audit Committee, which also meets with the company's management to discuss financial matters, auditing and internal accounting controls.

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

/s/ L. Daniel Jorndt	/s/ William M. Rudolphsen
Chairman of the Board	Controller
and Chief Executive Officer	and Chief Accounting Officer

/s/ Roger L. Polark
Senior Vice President
and Chief Financial Officer

3,000 and Growing

State	1999	2000
Alabama	5	8
Arizona	144	154
Arkansas	12	14
California	212	234
Colorado	55	59
Connecticut	31	31
Florida	442	494
Georgia	0	9
Idaho	1	6
Illinois	371	398
Indiana	106	116
Iowa	36	40
Kansas	22	27
Kentucky	40	45
Louisiana	61	69
Maryland	0	3
Massachusetts	76	80
Michigan	61	88
Minnesota	67	72
Mississippi	13	14
Missouri	93	112
Nebraska	33	35
Nevada	28	32
New Hampshire	10	10
New Jersey	41	46
New Mexico	40	42
New York	41	48
North Carolina	5	8
North Dakota	1	1
Ohio	82	93
Oklahoma	30	36
Oregon	13	15
Pennsylvania	10	15
Rhode Island	15	15
South Carolina	2	3
South Dakota	2	4
Tennessee	96	111
Texas	304	333
Utah	0	1
Virginia	19	24
Washington	26	33
Wisconsin	128	136
Wyoming	0	1
Puerto Rico	47	50
Total	2,821	3,165

All information on this page is provided as of fiscal year-end.