Form 10-K, Exhibit 13
period 2001-08-31
WALGREEN CO
filed 2001-11-29
CIK 104207

Eleven-Year Summary of Selected Consolidated Financial Data Walgreen Co. and Subsidiaries (Dollars in Millions, except per share data)
Fiscal Year	2001	2000	1999	1998
Net Sales	$24,623.0	$21,206.9	$17,838.8	$15,306.6
Costs and Deductions
Cost of sales	18,048.9	15,465.9	12,978.6	11,139.4
Selling, occupancy and administration	5,175.8	4,516.9	3,844.8	3,332.0
Other (income) expense (1)	(24.4)	(39.2)	(11.9)	(41.9)
Total Costs and Deduction	23,200.3	19,943.6	16,811.5	14,429.5
Earnings
Earnings before income tax provision and cumulative effect of accounting changes	1,422.7	1,263.3	1,027.3	877.1
Income tax provision	537.1	486.4	403.2	339.9
Earnings before cumulative effect of accounting changes	885.6	776.9	624.1	537.2
Cumulative effect of accounting changes (2)	-	-	-	(26.4)
Net Earnings	$ 885.6	$ 776.9	$ 624.1	$ 510.8
Per Common Share (3)
Net earnings (2)
Basic	$ .87	$ .77	$ .62	$ .51
Diluted	.86	.76	.62	.51
Dividends declared	.14	.14	.13	.13
Book value	5.11	4.19	3.47	2.86
Non-Current Liabilities
Long-term debt	$ 20.8	$ 18.2	$ 18.0	$ 13.6
Deferred income taxes	137.0	101.6	74.8	89.1
Other non-current liabilities	457.2	446.2	405.8	369.9
Assets and Equity
Total assets	$ 8,833.8	$ 7,103.7	$ 5,906.7	$ 4,901.6
Shareholders' equity	5,207.2	4,234.0	3,484.3	2,848.9
Return on average shareholders' Equity	18.8%	20.1%	19.7%	19.6%
Drugstore Units
Year-end: Units (4)	3,520	3,165	2,821	2,549

1997	1996	1995	1994	1993	1992	1991
$13,363.0	$11,778.4	$10,395.1	$9,235.0	$8,294.8	$7,475.0	$6,733.0

9,681.8	8,514.9	7,482.3	6,614.4	5,959.0	5,377.7	4,829.2
2,972.5	2,659.5	2,392.7	2,164.9	1,929.6	1,738.8	1,582.7
(3.9)	(2.9)	(3.6)	(2.7)	6.5	5.5	9.1
12,650.4	11,171.5	9,871.4	8,776.6	7,895.1	7,122.0	6,421.0

712.6	606.9	523.7	458.4	399.7	353.0	312.0
276.1	235.2	202.9	176.5	154.4	132.4	117.0

436.5	371.7	320.8	281.9	245.3	220.6	195.0

-	-	-	-	(23.6)	-	-
$ 436.5	$ 371.7	$ 320.8	$ 281.9	$ 221.7	$ 220.6	$ 195.0

$ .44	$ .38	$ .33	$ .29	$ .23	$ .22	$ .20
.44	.37	.32	.29	.23	.22	.20
.12	.11	.11	.09	.08	.07	.06
2.40	2.08	1.82	1.60	1.40	1.25	1.10

$ 3.3	$ 3.4	$ 2.4	$ 1.8	$ 6.2	$ 18.7	$ 123.0
112.8	145.2	142.3	137.7	144.2	171.8	155.3
279.2	259.9	237.6	213.8	176.2	103.8	85.1

$ 4,207.1	$ 3,633.6	$3,252.6	$2,872.8	$2,506.0	$2,346.9	$2,074.4
2,373.3	2,043.1	1,792.6	1,573.6	1,378.8	1,233.3	1,081.2

19.8%	19.4%	19.1%	19.1%	18.8%	19.1%	19.2%

2,358	2,193	2,085	1,968	1,836	1,736	1,646

(1) Fiscal 2001 and 2000 include pre-tax income of $22.1 million ($13.6 million after-tax or $.01 per share) and $33.5 million ($20.5 million after-tax or $.02 per share), respectively, from the partial payments of the brand name prescription drugs litigation settlement. Fiscal 1998 includes a pre-tax gain of $37.4 million ($22.9 million after-tax or $.02 per share) from the sale of the company’s long-term care pharmacy business.

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

(4) Units include mail service facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Fiscal 2001 was 27th consecutive year of record sales and earnings. Net earnings were $885.6 million or $.86 per share (diluted), an increase of 14.0% from last year's earnings of $776.9 million or $.76 per share. Included in this year’s results was a $22.1 million pre-tax gain ($.01 per share) for a partial payment of the company's share of the brand name prescription drugs antitrust litigation settlement. Last year's results included a $33.5 million ($.02 per share) comparable payment. Excluding these gains, fiscal year earnings rose 15.3%.

[BAR GRAPH] S,G&A Expense

(as a percent to sales)

1999 2000 2001

21.6% 21.3% 21.0%

Total net sales increased by 16.1% to $24.6 billion in fiscal 2001 compared to increases of 18.9% in 2000 and 16.5% in 1999. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Comparable drugstore (those open at least one year) sales were up 10.5% in 2001, 11.7% in 2000 and 11.2% in 1999. New store openings accounted for 11.3% of the sales gains in 2001, 10.6% in 2000 and 10.0% in 1999. The company operated 3,520 drugstores as of August 31, 2001, compared to 3,165 a year earlier.

Prescription sales increased 20.9% in 2001, 25.3% in 2000 and 23.3% in 1999. Comparable drugstore prescription sales were up 17.6% in 2001, 19.0% in 2000 and 19.4% in 1999. Prescription sales were 57.5% of total sales for fiscal 2001 compared to 55.2% in 2000 and 52.4% in 1999. Third party sales, where reimbursement is received from managed care organizations and government and private insurance, were 88.4% of pharmacy sales in 2001, 86.1% in 2000 and 83.5% in 1999. Pharmacy sales trends are expected to continue primarily because of increased penetration in existing markets, availability of new drugs and demographic changes such as the aging population.

Gross margins as a percent of sales were 26.7% in 2001, 27.1% in 2000 and 27.2% in 1999. Contributing to the decline in gross margin was the continuing shift in sales mix toward pharmacy, which carries lower margins than the rest of the store. Within pharmacy, third party prescription sales, which typically have lower profit margins than cash prescriptions, continue to trend upward. Non-pharmacy margins also declined as a result of aggressive sale pricing and reduced prices in the cosmetic area, which were designed to increase customer count.

The company uses the last-in, first-out (LIFO) method of inventory valuation. The effective LIFO inflation rates were 1.93% in 2001, 1.36% in 2000 and 1.84% in 1999, which resulted in charges to cost of sales of $62.8 million in 2001, $38.8 million in 2000 and $45.2 million in 1999. Inflation on prescription inventory was 4.9% in 2001, 3.5% in 2000 and 5.2% in 1999.

Selling, occupancy and administration expenses were 21.0% of sales in fiscal 2001, 21.3% of sales in fiscal 2000 and 21.6% of sales in fiscal 1999. The decrease in fiscal 2001, as a percent to sales, was caused by lower advertising and headquarters expenses as well as other fixed costs which are being spread over a larger base of stores.

Interest income decreased in 2001 principally due to lower investment levels. Average net investment levels were approximately $31 million in 2001, $64 million in 2000 and $220 million in 1999.

The effective tax rate decreased to 37.75% this fiscal year compared to 38.50% in fiscal 2000 and 39.25% in fiscal 1999. These decreases were principally the result of lower state income taxes and the settlement of various IRS matters.

Financial Condition

Cash and cash equivalents were $16.9 million at August 31, 2001, compared to $12.8 million at August 31, 2000. Short-term investment objectives are to maximize yields while minimizing risk and maintaining liquidity. To attain these objectives, investment limits are placed on the amount, type and issuer of securities.

Net cash provided by operating activities for fiscal 2001 was $719.2 million compared to $971.7 million a year ago. The change between periods was principally due to increased inventory levels which increased, in part, due to the opening of 355 net new stores from a year ago. The company's profitability is the principal source for providing funds for expansion and remodeling programs, dividends to shareholders and funding for various technological improvements.

Net cash used for investing activities was $1.1 billion in fiscal 2001 and $1.0 billion in 2000. Additions to property and equipment were $1.2 billion compared to $1.1 billion last year. During the year, 474 new or relocated drugstores were opened. This compares to 462 new or relocated drugstores opened in the same period last year. New stores are owned or leased. There were 245 owned locations opened during the year or under construction at August 31, 2001, versus 253 for the same period last year.

Capital expenditures for fiscal 2002 are expected to be approximately $1.3 billion. The company expects to open 475 new stores in fiscal 2002 and have a total of 6,000 drugstores by the year 2010. The company is continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, a significant portion of the expenditures will be made for technology and distribution centers. Three new distribution centers are under construction in West Palm Beach, Florida, Ohio and the Dallas metropolitan area. Another is planned in Southern California. An existing center in Woodland, California, is being expanded.

[PIE CHART] CAPITAL EXPENDITURES-FISCAL YEAR 2002

We plan to spend $1.3 billion.

  Stores - 57%
  Distribution - 23%
  Store Technology - 11%
  Other - 9%

Net cash provided by financing activities was $419.4 million compared to $63.3 million used a year ago. The change was principally due to increases in short-term commercial paper borrowings. These were needed to support the company's store and distribution center growth, which include purchases of new store property, equipment and inventory. Based on the company's credit rating, additional short-term borrowings are readily available to support this growth. At August 31, 2001, the company had approximately $152 million in unused bank lines of credit and $100 million of unissued authorized debt securities, previously filed with the Securities and Exchange Commission.

In June 2001, Financial Accounting Standards Board Statement No. 142, "Goodwill and Other Intangible Assets," was issued. Under this pronouncement, which the company intends to adopt in fiscal 2002, goodwill will no longer be amortized but periodically tested for impairment. The adoption of this pronouncement is not expected to have a material impact on the company's consolidated financial position or results of operations.

Also issued during the year were SFAS No. 141, "Business Combinations" and SFAS No. 143, "Accounting for Asset Retirement Obligations," neither of which are expected to impact the company's consolidated financial position or results of operations. SFAS No. 141 requires business combinations to be accounted for by the purchase method of accounting as opposed to pooling of interest. SFAS No. 143 defines the timing and valuation of legal obligations associated with the retirement of long-term assets.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Those risks and uncertainties include changes in economic conditions generally or in the markets served by the company; consumer preferences and spending patterns; changes in state or federal legislation or regulations; the availability and cost of real estate and construction; competition; and risks of new business areas. Please see Walgreen Co.’s Form 10-K for the period ended August 31, 2001, for a discussion of certain other important factors as they relate to forward-looking statements. Actual results could differ materially.

Consolidated Statements of Earnings and Shareholders’ Equity Walgreen Co. and Subsidiaries For the Years Ended August 31, 2001, 2000 and 1999 (Dollars in Millions, except per share data)
Earnings	2001	2000	1999
Net Sales	$24,623.0	$21,206.9	$17,838.8
Costs and Deductions
Cost of sales	18,048.9	15,465.9	12,978.6
Selling, occupancy and administration	5,175.8	4,516.9	3,844.8
	23,224.7	19,982.8	16,823.4
Other (Income) Expense
Interest income	(5.4)	(6.1)	(12.3)
Interest expense	3.1	.4	.4
Other income	(22.1)	(33.5)	-
	(24.4)	(39.2)	(11.9)
Earnings
Earnings before income tax provision	1,422.7	1,263.3	1,027.3
Income tax provision	537.1	486.4	403.2
Net Earnings	$ 885.6	$ 776.9	$ 624.1
Net Earnings per Common Share
Basic	$ .87	$ .77	$ .62
Diluted	$ .86	$ .76	$ .62
Average shares outstanding	1,016,197,785	1,007,393,572	1,000,363,234
Dilutive effect of stock options	12,748,828	12,495,236	13,918,481
Average shares outstanding assuming dilution	1,028,946,613	1,019,888,808	1,014,281,715

	Common Stock		Paid-in	Retained
Shareholders’ Equity	Shares	Amount	Capital	Earnings
Balance, August 31, 1998	996,487,044	$77.8	$118.1	$2,653.0
Net earnings	-	-	-	624.1
Cash dividends declared ($.13 per share)	-	-	-	(130.1)
Employee stock purchase and option plans	7,535,214.6		140.8	-
Balance, August 31, 1999	1,004,022,258	78.4	258.9	3,147.0
Net earnings	-	-	-	776.9
Cash dividends declared ($.135 per share)	-	-	-	(136.1)
Employee stock purchase and option plans	6,796,632.6		108.3	-
Balance, August 31, 2000	1,010,818,890	79.0	367.2	3,787.8
Net earnings	-	-	-	885.6
Cash dividends declared ($.14 per share)	-	-	-	(142.5)
Employee stock purchase and option plans	8,606,162.6		229.5	-
Balance, August 31, 2001	1,019,425,052	$79.6	$596.7	$4,530.9

The accompanying Statement of Major Accounting Policies and the Notes to

Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets Walgreen Co. and Subsidiaries At August 31, 2001 and 2000 (Dollars in Millions)
Assets	2001	2000
Current Assets
Cash and cash equivalents	$ 16.9	$ 12.8
Accounts receivable, net	798.3	614.5
Inventories	3,482.4	2,830.8
Other current assets	96.3	92.0
Total Current Assets	4,393.9	3,550.1
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	4,345.3	3,428.2
Other non-current assets	94.6	125.4
Total Assets	$8,833.8	$7,103.7

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	$ 440.7	$ -
Trade accounts payable	1,546.8	1,364.0
Accrued expenses and other liabilities	937.5	847.7
Income taxes	86.6	92.0
Total Current Liabilities	3,011.6	2,303.7
Non-Current Liabilities
Deferred income taxes	137.0	101.6
Other non-current liabilities	478.0	464.4
Total Non-Current Liabilities	615.0	566.0

Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued and outstanding 1,019,425,052 in 2001 and 1,010,818,890 in 2000	79.6	79.0
Paid-in capital	596.7	367.2
Retained earnings	4,530.9	3,787.8
Total Shareholders' Equity	5,207.2	4,234.0
Total Liabilities and Shareholders' Equity	$8,833.8	$7,103.7

The accompanying Statement of Major Accounting Policies and the Notes to

Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows Walgreen Co. and Subsidiaries For the Years Ended August 31, 2001, 2000 and 1999 (In Millions)
Fiscal Year	2001	2000	1999
Cash Flows from Operating Activities
Net earnings	$ 885.6	$776.9	$624.1
Adjustments to reconcile net earnings to net cash provided by operating activities –
Depreciation and amortization	269.2	230.1	210.1
Deferred income taxes	46.9	21.0	(9.4)
Income tax savings from employee stock plans	67.3	38.5	26.8
Other	2.1	13.6	12.2
Changes in operating assets and Liabilities -
Inventories	(651.6)	(368.2)	(435.7)
Trade accounts payable	182.8	233.7	223.4
Accounts receivable, net	(177.3)	(135.4)	(106.0)
Accrued expenses and other liabilities	82.2	101.2	103.7
Income taxes	(5.4)	28.6	8.6
Other	17.4	31.7	(5.8)
Net cash provided by operating activities	719.2	971.7	652.0
Cash Flows from Investing Activities
Additions to property and equipment	(1.237.0)	(1,119.1)	(696.3)
Disposition of property and equipment	43.5	22.9	41.7
Net proceeds from corporate-owned life insurance	59.0	58.8	9.1
Net cash used for investing activities	(1,134.5)	(1,037.4)	(645.5)
Cash Flows from Financing Activities
Proceeds from short-term borrowings	440.7	-	-
Cash dividends paid	(140.9)	(134.6)	(128.6)
Proceeds from employee stock plans	126.1	79.2	105.0
Other	(6.5)	(7.9)	14.5
Net cash provided by (used for) financing activities	419.4	(63.3)	(9.1)
Changes in Cash and Cash Equivalents
Net increase (decrease) in cash and cash equivalents	4.1	(129.0)	(2.6)
Cash and cash equivalents at beginning of year	12.8	141.8	144.4
Cash and cash equivalents at end of year	$ 16.9	$ 12.8	$141.8

The accompanying Statement of Major Accounting Policies and the Notes to

Consolidated Financial Statements are integral parts of these statements.

Statement of Major Accounting Policies

Description of Business

The company is principally in the retail drugstore business and its operations are within one reportable segment. Stores are located in 43 states and Puerto Rico. At August 31, 2001, there were 3,517 retail drugstores and three mail service facilities. Prescription sales were 57.5% of total sales for fiscal 2001 compared to 55.2% in 2000 and 52.4% in 1999.

Basis of Presentation

The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. The company's cash management policy provides for the bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the banks for payment of

$233 million and $211 million at August 31, 2001 and 2000, respectively, are included in cash and cash equivalents as reductions of other cash balances.

Financial Instruments

The company had approximately $53 million and $89 million of outstanding letters of credit at August 31, 2001 and 2000, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $71 million and $62 million at August 31, 2001 and 2000, respectively, guaranteed payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active. The company also had purchase commitments of approximately $162 million and $525 million at August 31, 2001 and 2000, respectively, related to the purchase of store locations. There were no investments in derivative financial instruments during fiscal 2001 and 2000.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2001 and 2000, inventories would have been greater by $637.6 million and $574.8 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Cost of sales is primarily derived from an estimate based upon point-of-sale scanning information and adjusted based on periodic inventories.

Property and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 12½ to 39 years for land improvements, buildings and building improvements and 5 to 12½ years for equipment. Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired resulting in the carrying amount not being recoverable. Impaired assets write-offs are measured by comparing the present value of the estimated future cash flows to the carrying value of the assets. The present value of future lease costs is charged against earnings when a commitment makes it probable that the location will close before the end of the lease term. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of (In Millions):
	2001	2000
Land and land improvements
Owned stores	$ 1,109.2	$ 821.8
Distribution centers	38.7	33.3
Other locations	18.6	14.9
Buildings and building improvements
Owned stores	1,156.6	870.4
Leased stores (leasehold improvements only)	411.1	354.4
Distribution centers	309.1	203.4
Other locations	70.6	61.4
Equipment
Stores	1,440.3	1,266.8
Distribution centers	350.2	219.6
Other locations	462.7	452.8
Capitalized system development costs	117.4	99.8
Capital lease properties	18.8	21.1
	5,503.3	4,419.7
Less: accumulated depreciation and amortization	1,158.0	991.5
	$4,345.3	$3,428.2

The company capitalizes costs that primarily relate to the application development stage of significant internally developed software. These costs principally relate to Intercom Plus, a pharmacy computer and workflow system. These costs are amortized over a five-year period. Amortization of these costs was $20.8 million in 2001, $13.1 million in 2000 and $15.6 million in 1999. Unamortized costs as of August 31, 2001 and 2000, were $66.1 million and $65.2 million, respectively.

Income Taxes

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

Insurance

The company obtains insurance coverage for catastrophic exposures as well as those risks required to be insured by law. It is the company’s policy to retain a significant portion of certain losses related to worker’s compensation, property losses, business interruptions relating from such losses and comprehensive general, pharmacist and vehicle liability. Provisions for these losses are recorded based upon the company’s estimates for claims incurred. Such estimates use certain assumptions followed in the insurance industry.

Pre-Opening Expenses

Non-capital expenditures incurred prior to the opening of a new or remodeled store are charged against earnings when they are incurred.

Advertising Costs

Advertising costs are expensed as incurred, and were $54.1 million in 2001, $76.7 million in 2000 and $58.7 million in 1999.

Notes to Consolidated Financial Statements

Interest Expense

The company capitalized $15.6 million, $4.0 million and $2.6 million of interest expense as part of significant construction projects during fiscal 2001, 2000 and 1999. Interest paid, net of amounts capitalized, was $3.4 million in 2001, $.2 million in 2000 and $.4 million in 1999.

Other Income

In February 2001 and July 2000, the company received partial payments of the brand name prescription drugs antitrust litigation settlement for pre-tax income of $22.1 million ($13.6 million after-tax or $.01 per share) and $33.5 million ($20.5 million after-tax or $.02 per share), respectively. The company was involved in the pharmacy class action against drug manufacturers, which resulted in a $700 million settlement for all recipients. The final payment was received in the first quarter of fiscal 2002 for pre-tax income of $5.5 million ($3.4 after-tax).

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

Minimum rental commitments at August 31, 2001, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Millions):
2002	$ 782.7
2003	826.3
2004	817.0
2005	804.7
2006	785.4
Later	9,010.2
Total minimum lease payments	$13,026.3

The above minimum lease payments include minimum rental commitments related to capital leases amounting to $13.3 million at August 31, 2001. The present value of net minimum capital lease payments, due after 2002, is reflected in the accompanying Consolidated Balance Sheets as part of other non-current liabilities. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $42.6 million on leases due in the future under non-cancelable subleases.

Rental expense was as follows (In Millions):
	2001	2000	1999
Minimum rentals	$730.1	$605.7	$482.0
Contingent rentals	26.2	31.4	34.8
Less: Sublease rental income	(10.4)	(7.6)	(5.4)
	$745.9	$629.5	$511.4

Income Taxes

The provision for income taxes consists of the following (In Millions):
	2001	2000	1999
Current provision -
Federal	$417.1	$400.9	$350.5
State	73.1	64.5	62.1
	490.2	465.4	412.6
Deferred provision -
Federal	47.1	17.7	(8.0)
State	(.2)	3.3	(1.4)
	46.9	21.0	(9.4)
	$537.1	$486.4	$403.2

The components of the deferred provision were (In Millions):
	2001	2000	1999
Accelerated depreciation	$ 49.7	$ 51.5	$ 9.7
Inventory	18.6	(2.3)	11.1
Insurance	(15.7)	(11.0)	(2.7)
Employee benefit plans	(11.1)	(17.7)	(12.2)
Accrued rent	2.2	(5.2)	(8.7)
Other	3.2	5.7	(6.6)
	$ 46.9	$ 21.0	$(9.4)

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (In Millions):
	2001	2000
Deferred tax assets -
Employee benefit plans	$146.3	$135.4
Accrued rent	52.7	54.9
Insurance	68.3	52.6
Inventory	28.1	23.6
Other	39.0	38.9
	334.4	305.4
Deferred tax liabilities -
Accelerated depreciation	341.7	292.0
Inventory	92.9	69.8
Other	16.1	13.0
	450.7	374.8
Net deferred tax liabilities	$116.3	$ 69.4

Income taxes paid were $432.1 million, $398.4 million and $377.3 million during the fiscal years ended August 31, 2001, 2000 and 1999, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

Short-Term Borrowings

The company obtained funds through the placement of commercial paper, as follows (Dollars in Millions):

	2001	2000	1999
Average outstanding during the year	$ 304.9	$ 14.0	$ 9.6
Largest month-end balance	461.2	98.0	100.0
	(Nov)	(Nov)	(Nov)
Weighted-average interest rate	5.2%	5.9%	5.1%

At August 31, 2001, the company had approximately $152 million of available bank lines of credit. The credit lines are renewable annually at various dates and provide for loans of varying maturities at the prime rate. There are no compensating balance arrangements.

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

Capital Stock

The company’s common stock is subject to a Rights Agreement under which each share has attached to it a Right to purchase one one-hundredth of a share of a new series of Preferred Stock, at a price of $37.50 per Right. In the event an entity acquires or attempts to acquire 15% of the then outstanding shares, each Right, except those of an acquiring entity, would entitle the holder to purchase a number of shares of common stock pursuant to a formula contained in the Agreement. These non-voting Rights will expire on August 21, 2006, but may be redeemed at a price of $.0025 per Right at any time prior to a public announcement that the above event has occurred.

As of August 31, 2001, 92,321,616 shares of common stock were reserved for future stock issuances under the company’s various employee benefit plans. Preferred stock of 10,194,251 shares have been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

Stock Compensation Plans

The Walgreen Co. Executive Stock Option Plan provides for the granting to key employees of options to purchase company common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until October 9, 2006, for an aggregate of 38,400,000 shares of common stock of the company. Compensation expense related to the plan was $1.4 million in fiscal 2001 and less than $1 million in fiscal 2000 and 1999. The options granted during fiscal 2001, 2000 and 1999 have a minimum three-year holding period.

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase company common stock over a period of 10 years to eligible employees upon the purchase of company shares subject to certain restrictions. Under the terms of the Plan, the option price cannot be less than 85% of the fair market value at the date of grant. Compensation expense related to the Plan was $9.6 million in fiscal 2001 and less than $1 million in fiscal 2000 and 1999. Options may be granted under this Plan until September 30, 2002, for an aggregate of 40,000,000 shares of common stock of the company. This Plan was amended on July 11, 2001. Effective October 1, 2002, options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock of the company. The options granted during fiscal 2001, 2000 and 1999 have a two-year holding period.

On May 11, 2000, substantially all employees, in conjunction with opening the company's 3,000th store, were granted a stock option award to purchase from 75 to 500 shares, based on years of service. The stock option award, issued at fair market value on the date of the grant, represents a total of 14,859,275 shares of Walgreen Co. common stock. The options vest after three years and are exercisable up to 10 years after the grant date.

A summary of information relative to the company's stock option plans follows:

	Options Outstanding		Options Exercisable
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
August 31, 1998	29,605,956	$ 6.59
Granted	2,606,350	19.70
Exercised	(3,644,250)	5.71
Canceled/Forfeited	(88,818)	9.81
August 31, 1999	28,479,238	$ 7.89	21,821,426	$5.91
Granted	17,040,383	28.43
Exercised	(5,055,842)	5.59
Canceled/Forfeited	(1,086,118)	27.39
August 31, 2000	39,377,661	$16.55	19,267,211	$6.45
Granted	5,354,388	36.68
Exercised	(5,532,895)	5.75
Canceled/Forfeited	(2,943,030)	28.02
August 31, 2001	36,256,124	$20.24	14,824,227	$7.40

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 08/31/01	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 8/31/01	Weighted-Average Exercise Price
$ 4 to 14	14,685,847	3.76 yrs.	$ 7.26	14,672,859	$ 7.25
15 to 30	16,618,488	8.31	26.66	143,750	20.88
31 to 46	5,251,789	9.15	36.62	7,618	38.78
$ 4 to 46	36,256,124	6.58 yrs.	$20.24	14,824,227	$ 7.40

Under the Walgreen Co. 1982 Employees Stock Purchase Plan, eligible employees may purchase company stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares for which all participants have the right to purchase under this Plan is 64,000,000.

The Walgreen Co. Restricted Performance Share Plan provides for the granting of up to 32,000,000 shares of common stock to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement and total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Compensation expense related to the Plan was $3.6 million in fiscal 2001, $5.1 million in fiscal 2000 and $3.7 million in fiscal 1999. The number of shares granted was 61,136 in 2001, 84,746 in 2000 and 95,038 in 1999.

The company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized based on the fair value of its grants under these plans. Had compensation costs been determined consistent with the method of FASB Statement No. 123 for options granted in fiscal 2001, 2000 and 1999, pro forma net earnings and net earnings per common share would have been as follows (In Millions, except per share data):

	2001	2000	1999
Net earnings
As reported	$885.6	$776.9	$624.1
Pro forma	833.3	754.3	605.3
Net earnings per common share - Basic
As reported	.87	.77	.62
Pro forma	.82	.75	.61
Net earnings per common share - Diluted
As reported	.86	.76	.62
Pro forma	.81	.74	.60

The weighted-average fair value and exercise price of options granted for fiscal 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Granted at market price -
Weighted-average fair value	$14.28	$12.17	$ 6.99
Weighted-average exercise price	32.88	28.44	19.61
Granted below market price -
Weighted-average fair value	20.78	10.56	9.45
Weighted-average exercise price	38.78	24.12	20.89

The fair value of each option grant used in the pro forma net earnings and net earnings per share was determined using the Black-Scholes option pricing model with weighted-average assumptions used for grants in fiscal 2001, 2000 and 1999:

	2001	2000	1999
Risk-free interest rate	6.16%	6.64%	5.11%
Average life of option (years)	7	7	7
Volatility	25.95%	25.86%	21.78%
Dividend yield	.16%	.27%	.32%

Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $126.6 million in 2001, $112.4 million in 2000 and $91.4 million in 1999.

The company provides certain health and life insurance benefits for retired employees who meet eligibility requirements, including age and years of service.

The costs of these benefits are accrued over the period earned. In fiscal 2001 several changes were made prospectively to retiree medical and prescription drug coverage. Employees hired after December 31, 2001, will not be eligible for the Walgreen Medical Plan for Retirees. In addition, for retirements occurring on or after January 1, 2017, retirees will contribute more toward the cost of their prescription coverage. At August 31, 2001, the unrecognized actuarial loss was $27.9 million compared to a $5.1 million loss at August 31, 2000. The actuarial loss is amortized over the future service period of employees, which approximates 20 years. The company's postretirement health and life benefit plans currently are not funded.

Components of net periodic benefit costs (In Millions):

	2001	2000	1999
Service cost	$ 4.8	$ 4.7	$ 5.2
Interest cost	8.7	7.7	7.3
Amortization of actuarial loss	.3	-	.4
Total postretirement healthcare benefits costs	$13.8	$12.4	$12.9

Change in benefit obligation (In Millions):

	2001	2000
Benefit obligation at September 1	$118.6	$104.6
Service cost	4.8	4.7
Interest cost	8.7	7.7
Amendments	(7.1)	-
Actuarial loss(gain)	23.1	5.7
Benefit payments	(6.3)	(4.9)
Participants contributions	.9	.8
Benefit obligation at August 31	$142.7	$118.6

The discount rate assumptions used to compute the postretirement benefit obligation at year-end were 7.5% for 2001 and 2000.

Future benefit costs were estimated assuming medical costs would increase at a 6.5% annual rate decreasing to 5% over the next 4 years and then remaining at a 5% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects (In Millions):

	1%	1%
	Increase	Decrease
Effect on service and interest cost	$ 4.0	$ (3.0)
Effect on postretirement obligation	28.2	(21.6)

Supplementary Financial Information

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Millions):

Accounts receivable -	2001	2000
Accounts receivable	$819.2	$631.4
Allowances for doubtful accounts	(20.9)	(16.9)
	$798.3	$614.5

Accrued expenses and other liabilities -
Accrued salaries	$272.7	$266.4
Taxes other than income taxes	155.5	125.4
Profit sharing	122.1	110.7
Other	387.2	345.2
	$937.5	$847.7

Summary of Quarterly Results (Unaudited)

(Dollars in Millions, except per share data)

	Quarter Ended				Fiscal Year
	November	February	May	August
Fiscal 2001
Net sales	$5,614.2	$6,429.0	$6,296.2	$6,283.6	$24,623.0
Gross profit	1,488.1	1,770.8	1,651.6	1,663.6	6,574.1
Net earnings	158.4	296.9	213.4	216.9	885.6
Per Common Share -
Basic	$ .16	$ .29	$ .21	$ .21	$ .87
Diluted	.15	.29	.21	.21	.86

Fiscal 2000
Net sales	$4,823.2	$5,608.8	$5,394.1	$5,380.8	$21,206.9
Gross profit	1,272.2	1,543.5	1,451.0	1,474.3	5,741.0
Net earnings	127.8	238.9	193.6	216.6	776.9
Per Common Share -
Basic	$ .13	$ .23	$ .20	$ .21	$ .77
Diluted	.13	.23	.19	.21	.76

Comments on Quarterly Results:

In further explanation of and supplemental to the quarterly results, the 2001 fourth quarter LIFO adjustment was a charge of $2.8 million compared to a 2000 credit of $8.7 million. If the 2001 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at August 31, 2001, earnings per share would have been higher in the second quarter by $.01 and lower in the fourth quarter by $.01. Similar adjustments in 2000 would have increased earnings per share in the first quarter by $.01 and decreased the fourth quarter by $.01.

The quarter ended February 28, 2001, includes the pre-tax income of $22.1 million ($13.6 million after-tax or $.01 per share) from the partial payment of the brand name prescription drugs litigation settlement. The quarter ended August 31, 2000, includes the pre-tax income of $33.5 million ($20.5 million after-tax or $.02 per share) from the initial payment.

Common Stock Prices

Below are the New York Stock Exchange high and low for each quarter of fiscal 2001 and 2000.

		Quarter Ended				Fiscal Year
		November	February	May	August
Fiscal 2001	High	$45.63	$44.32	$45.27	$41.85	$45.63
	Low	33.44	36.88	39.12	31.43	31.43
Fiscal 2000	High	$29.94	$32.75	29.19	$35.25	$35.25
	Low	23.56	25.81	22.75	27.56	22.75

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. (an Illinois corporation) and Subsidiaries as of August 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2001 in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Chicago, Illinois,

September 28, 2001

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

/s/ Roger L. Polark

Senior Vice President

and Chief Financial Officer

On 3.520 corners

State	2000	2001
Alabama	8	16
Arizona	154	178
Arkansas	14	17
California	234	274
Colorado	59	65
Connecticut	31	35
Florida	494	538
Georgia	9	30
Idaho	6	8
Illinois	398	418
Indiana	116	124
Iowa	40	46
Kansas	27	32
Kentucky	45	46
Louisiana	69	71
Maryland	3	8
Massachusetts	80	84
Michigan	88	106
Minnesota	72	77
Mississippi	14	16
Missouri	112	117
Nebraska	35	37
Nevada	32	41
New Hampshire	10	10
New Jersey	46	54
New Mexico	42	43
New York	48	55
North Carolina	8	10
North Dakota	1	1
Ohio	93	106
Oklahoma	36	44
Oregon	15	21
Pennsylvania	15	17
Rhode Island	15	15
South Carolina	3	6
South Dakota	4	4
Tennessee	111	125
Texas	333	358
Utah	1	4
Virginia	24	27
Washington	33	42
Wisconsin	136	139
Wyoming	1	1
Puerto Rico	50	54
Total	3,165	3,520

All information on this page is provided as of fiscal year-end.