Form 10-K, Exhibit 13
period 2002-08-31
WALGREEN CO
filed 2002-11-22
CIK 104207

Eleven-Year Summary of Selected Consolidated Financial Data Walgreen Co. and Subsidiaries (Dollars in Millions, except per share data)
Fiscal Year	2002	2001	2000	1999
Net Sales	$28,681.1	$24,623.0	$21,206.9	$17,838.8
Costs and Deductions
Cost of sales	21,076.1	18,048.9	15,465.9	12,978.6
Selling, occupancy and administration	5,980.8	5,175.8	4,516.9	3,844.8
Other (income) expense (1)	(13.1)	(24.4)	(39.2)	(11.9)
Total Costs and Deductions	27,043.8	23,200.3	19,943.6	16,811.5
Earnings
Earnings before income tax provision and cumulative effect of accounting changes	1,637.3	1,422.7	1,263.3	1,027.3
Income tax provision	618.1	537.1	486.4	403.2
Earnings before cumulative effect of accounting changes	1,019.2	885.6	776.9	624.1
Cumulative effect of accounting changes (2)	-	-	-	-
Net Earnings	$ 1,019.2	$ 885.6	$ 776.9	$ 624.1
Per Common Share (3)
Net earnings (2)
Basic	$ 1.00	$ .87	$ .77	$ .62
Diluted	.99	.86	.76	.62
Dividends declared	.15	.14	.14	.13
Book value	6.08	5.11	4.19	3.47
Non-Current Liabilities
Long-term debt	$ 11.2	$ 20.8	$ 18.2	$ 18.0
Deferred income taxes	176.5	137.0	101.6	74.8
Other non-current liabilities	505.7	457.2	446.2	405.8
Assets and Equity
Total assets	$ 9,878.8	$ 8,833.8	$ 7,103.7	$ 5,906.7
Shareholders' equity	6,230.2	5,207.2	4,234.0	3,484.3
Return on average shareholders'equity	17.8%	18.8%	20.1%	19.7%
Drugstore Units
Year-end: Units (4)	3,883	3,520	3,165	2,821

1998	1997	1996	1995	1994	1993	1992
$15,306.6	$13,363.0	$11,778.4	$10,395.1	$9,235.0	$8,294.8	$7,475.0

11,139.4	9,681.8	8,514.9	7,482.3	6,614.4	5,959.0	5,377.7
3,332.0	2,972.5	2,659.5	2,392.7	2,164.9	1,929.6	1,738.8
(41.9)	(3.9)	(2.9)	(3.6)	(2.7)	6.5	5.5
14,429.5	12,650.4	11,171.5	9,871.4	8,776.6	7,895.1	7,122.0

877.1	712.6	606.9	523.7	458.4	399.7	353.0
339.9	276.1	235.2	202.9	176.5	154.4	132.4
537.2	436.5	371.7	320.8	281.9	245.3	220.6
(26.4)	-	-	-	-	(23.6)	-
$ 510.8	$ 436.5	$ 371.7	$ 320.8	$ 281.9	$ 221.7	$ 220.6

$ .51	$ .44	$ .38	$ .33	$ .29	$ .23	$ .22
.51	.44	.37	.32	.29	.23	.22
.13	.12	.11	.11	.09	.08	.07
2.86	2.40	2.08	1.82	1.60	1.40	1.25

$ 13.6	$ 3.3	$ 3.4	$ 2.4	$ 1.8	$ 6.2	$ 18.7
89.1	112.8	145.2	142.3	137.7	144.2	171.8
369.9	279.2	259.9	237.6	213.8	176.2	103.8

$4,901.6	$ 4,207.1	$ 3,633.6	$3,252.6	$2,872.8	$2,506.0	$2,346.9
2,848.9	2,373.3	2,043.1	1,792.6	1,573.6	1,378.8	1,233.3

19.6%	19.8%	19.4%	19.1%	19.1%	18.8%	19.1%

2,549	2,358	2,193	2,085	1,968	1,836	1,736

(1) Fiscal 2002, 2001 and 2000 include pre-tax income of $6.2 million ($.004 per share), $22.1 million ($.01 per share) and $33.5 million ($.02 per share), respectively, from the partial payments of the brand name prescription drugs litigation settlement. Fiscal 1998 includes a pre-tax gain of $37.4 million ($.02 per share) from the sale of the company’s long-term care pharmacy business.

(2) Fiscal 1998 includes the after-tax $26.4 million ($.03 per share) charge from the cumulative effect of accounting change for system development costs. Fiscal 1993 includes the after-tax $23.6 million ($.02 per share) costs from the cumulative effect of accounting changes for postretirement benefits and income taxes.

(3) Per share data have been adjusted for two-for-one stock splits in 1999, 1997 and 1995.

(4) Units include mail service facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Fiscal 2002 was the 28th consecutive year of record sales and earnings. Net earnings were $1.019 billion or $.99 per share (diluted), an increase of 15.1% from last year's earnings of $885.6 million or $.86 per share. Included in this year’s results was a $6.2 million pre-tax gain ($.004 per share) for a partial payment of the company's share of the brand name prescription drugs antitrust litigation settlement. Last year's results included a $22.1 million ($.01 per share) comparable payment. Excluding these gains, fiscal year earnings rose 16.5%.

[BAR GRAPH] S,G&A Expense

(as a percent to sales)

2000 2001 2002

21.3% 21.0% 20.9%

Total net sales increased by 16.5% to $28.7 billion in fiscal 2002 compared to increases of 16.1% in 2001 and 18.9% in 2000. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Comparable drugstore (those open at least one year) sales were up 10.5% in 2002, 10.5% in 2001 and 11.7% in 2000. New store openings accounted for 9.6% of the sales gains in 2002, 11.3% in 2001 and 10.6% in 2000. The company operated 3,883 drugstores as of August 31, 2002, compared to 3,520 a year earlier.

Prescription sales increased 21.2% in 2002, 20.9% in 2001 and 25.3% in 2000. Comparable drugstore prescription sales were up 16.3% in 2002, 17.6% in 2001 and 19.0% in 2000. Prescription sales were 59.8% of total sales for fiscal 2002 compared to 57.5% in 2001 and 55.2% in 2000. Third party sales, where reimbursement is received from managed care organizations and government and private insurance, were 89.8% of pharmacy sales in 2002, 88.4% in 2001 and 86.1% in 2000. Pharmacy sales trends are expected to continue primarily because of increased penetration in existing markets, availability of new drugs and demographic changes such as the aging population.

Gross margins as a percent of total sales were 26.5% in 2002, 26.7% in 2001 and 27.1% in 2000. The decrease in gross margin was caused by a number of factors. Non-pharmacy margins declined as a result of more aggressive advertising and in-store promotions. Although prescription margins increased, due in part to the shift to more generic medications, the trend in sales mix continued toward pharmacy, which carries lower margins than the rest of the store. Within the pharmacy, third party sales, which typically have lower profit margins than cash prescriptions, continue to become a larger portion of prescription sales.

The company uses the last-in, first-out (LIFO) method of inventory valuation. The effective LIFO inflation rates were 1.42% in 2002, 1.93% in 2001 and 1.36% in 2000, which resulted in charges to cost of sales of $55.9 million in 2002, $62.8 million in 2001 and $38.8 million in 2000. Inflation on prescription inventory was 4.3% in 2002, 4.9% in 2001 and 3.5% in 2000.

Selling, occupancy and administration expenses were 20.9% of sales in fiscal 2002, 21.0% of sales in fiscal 2001 and 21.3% of sales in fiscal 2000. The decrease in fiscal 2002, as a percent to sales, was caused by lower store direct expenses, which were partially offset by higher occupancy costs. The decline in fiscal 2001 resulted from lower advertising and headquarters expense. Fixed costs continue to be spread over a larger base of stores.

Interest income net of interest expense increased in 2002 principally due to higher investment levels. Average net investment levels were approximately $162 million in 2002, $31 million in 2001 and $64 million in 2000.

The fiscal 2002 and 2001 effective income tax rates were 37.75% compared to 38.50% in 2000. The decrease in rates compared to 2000 was principally the result of lower state income taxes and the settlement of various IRS matters.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management’s prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on the company’s consolidated financial position or results of operations. However, to the extent that the estimates used differ from actual results, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. Some of the more significant estimates include liability for closed locations, liability for insurance reserves, vendor allowances, allowance for doubtful accounts, and cost of sales. The company uses the following techniques to determine estimates:

Liability for closed locations - The present value of future rent obligations and other related costs to the first lease option date or estimated sublease date.

Liability for insurance reserves – Incurred losses by policy year extended by historical growth factors to derive ultimate losses.

Vendor allowances – Vendor allowances are principally received as a result of meeting defined purchase levels or promoting vendors’ products. Those received as a result of purchase levels are accrued as a reduction of merchandise purchase prices over the incentive period based on estimates. Those received for promoting vendors’ products are offset against advertising expense and result in a reduction of selling, occupancy and administration expense.

Allowance for doubtful accounts – Based on both specific receivables and historic write-off percents.

Cost of sales – Based primarily on point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories.

Financial Condition

Cash and cash equivalents were $449.9 million at August 31, 2002, compared to $16.9 million at August 31, 2001. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in top-tier money market funds, tax exempt bonds and commercial paper.

Net cash provided by operating activities for fiscal 2002 was $1.5 billion compared to $719.2 million a year ago. The change between periods was principally due to tighter control over inventory levels. The company's profitability is the principal source for providing funds for expansion and remodeling programs, dividends to shareholders and funding for various technological improvements.

Net cash used for investing activities was $551.9 million in fiscal 2002 and $1.1 billion in 2001. Additions to property and equipment were $934.4 million compared to $1.2 billion last year. During the year, 471 new or relocated drugstores were opened. This compares to 474 new or relocated drugstores opened in the same period last year. New stores are owned or leased. There were 150 owned locations opened during the year or under construction at August 31, 2002, versus 245 for the same period last year. During the year, two new distribution centers opened, one in West Palm Beach (Jupiter), Florida and the other in the Dallas metropolitan area.

During fiscal 2002, the company entered into two sale-leaseback transactions. These transactions involved 86 drugstore locations and resulted in proceeds of $302 million.

Capital expenditures for fiscal 2003 are expected to exceed $1 billion. The company expects to open more than 450 new stores in fiscal 2003 and have a total of 7,000 drugstores by the year 2010. The company is continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, a significant portion of the expenditures will be made for technology and distribution centers. A new distribution center is under construction in Ohio. Another is planned in Southern California.

[PIE CHART] CAPITAL EXPENDITURES-FISCAL YEAR 2003

We plan to spend $1.021 billion.

  Stores - 56%
  Distribution - 17%
  Store Technology – 15%
  Other – 12%

Net cash used for financing activities was $488.9 million compared to $419.4 million provided a year ago. The change was principally due to payments of short-term borrowings this year versus proceeds from borrowings last year. There were no short-term borrowings at August 31, 2002, compared to $440.7 million at August 31, 2001. Borrowings were needed during each year to support working capital needs and store and distribution center growth, which included purchases of new store property, equipment and inventory. At August 31, 2002, the company had a syndicated bank line of credit facility of $600 million to support the company’s short-term commercial paper program. On July 2, 2002, the company deregistered the remaining $100 million of unissued authorized debt securities, previously filed with the Securities and Exchange Commission.

Recent Accounting Pronouncements

During the first quarter of 2002, the company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." Under this pronouncement, goodwill is no longer amortized but periodically tested for impairment. No significant impact to the consolidated financial position or results of operations occurred as a result of adopting this standard.

The adoption of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," resulted in additional disclosures which can be found under "Impaired Assets and Liabilities for Store Closings" in the Summary of Major Accounting Policies.

During the fourth quarter of 2002, the company early adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activity." As a result, beginning in June 2002, the remaining lease obligations for closed locations were no longer recognized at the time management made the decision to close the location but were recognized at the time of closing. The adoption of this pronouncement did not have a material impact in the fourth quarter and is not expected to have a material impact on the company’s consolidated financial position or results of operations in the future.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Those risks and uncertainties include changes in economic conditions generally or in the markets served by the company; consumer preferences and spending patterns; changes in state or federal legislation or regulations; the availability and cost of real estate and construction; competition; and risks of new business areas. Please see Walgreen Co.’s Form 10-K for the period ended August 31, 2002, for a discussion of certain other important factors as they relate to forward-looking statements. Actual results could differ materially.

Consolidated Statements of Earnings and Shareholders’ Equity Walgreen Co. and Subsidiaries For the Years Ended August 31, 2002, 2001 and 2000 (Dollars in Millions, except per share data)
Earnings	2002	2001	2000
Net Sales	$28,681.1	$24,623.0	$21,206.9
Costs and Deductions
Cost of sales	21,076.1	18,048.9	15,465.9
Selling, occupancy and administration	5,980.8	5,175.8	4,516.9
	27,056.9	23,224.7	19,982.8
Other (Income) Expense
Interest income	(6.9)	(5.4)	(6.1)
Interest expense	-	3.1	.4
Other income	(6.2)	(22.1)	(33.5)
	(13.1)	(24.4)	(39.2)
Earnings
Earnings before income tax provision	1,637.3	1,422.7	1,263.3
Income tax provision	618.1	537.1	486.4
Net Earnings	$1,019.2	$ 885.6	$ 776.9
Net Earnings per Common Share
Basic	$ 1.00	$ .87	$ .77
Diluted	.99	.86	.76
Average shares outstanding	1,022,554,460	1,016,197,785	1,007,393,572
Dilutive effect of stock options	9,716,486	12,748,828	12,495,236
Average shares outstanding assuming dilution	1,032,270,946	1,028,946,613	1,019,888,808

	Common Stock		Paid-in	Retained
Shareholders’ Equity	Shares	Amount	Capital	Earnings
Balance, August 31, 1999	1,004,022,258	$78.4	$258.9	$3,147.0
Net earnings	-	-	-	776.9
Cash dividends declared ($.135 per share)	-	-	-	(136.1)
Employee stock purchase and option plans	6,796,632.6		108.3	-
Balance, August 31, 2000	1,010,818,890	79.0	367.2	3,787.8
Net earnings	-	-	-	885.6
Cash dividends declared ($.14 per share)	-	-	-	(142.5)
Employee stock purchase and option plans	8,606,162.6		229.5	-
Balance, August 31, 2001	1,019,425,052	79.6	596.7	4,530.9
Net earnings	-	-	-	1,019.2
Cash dividends declared ($.145 per share)	-	-	-	(148.4)
Employee stock purchase and option plans	5,483,224.5		151.7	-
Balance, August 31, 2002	1,024,908,276	$80.1	$748.4	$5,401.7

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets Walgreen Co. and Subsidiaries At August 31, 2002 and 2001 (Dollars in Millions)
Assets	2002	2001
Current Assets
Cash and cash equivalents	$ 449.9	$ 16.9
Accounts receivable, net	954.8	798.3
Inventories	3,645.2	3,482.4
Other current assets	116.6	96.3
Total Current Assets	5,166.5	4,393.9
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	4,591.4	4,345.3
Other non-current assets	120.9	94.6
Total Assets	$9,878.8	$8,833.8

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	$ -	$ 440.7
Trade accounts payable	1,836.4	1,546.8
Accrued expenses and other liabilities	1,017.9	937.5
Income taxes	100.9	86.6
Total Current Liabilities	2,955.2	3,011.6
Non-Current Liabilities
Deferred income taxes	176.5	137.0
Other non-current liabilities	516.9	478.0
Total Non-Current Liabilities	693.4	615.0

Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued and outstanding 1,024,908,276 in 2002 and 1,019,425,052 in 2001	80.1	79.6
Paid-in capital	748.4	596.7
Retained earnings	5,401.7	4,530.9
Total Shareholders' Equity	6,230.2	5,207.2
Total Liabilities and Shareholders' Equity	$9,878.8	$8,833.8

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows Walgreen Co. and Subsidiaries For the Years Ended August 31, 2002, 2001 and 2000 (In Millions)
Fiscal Year	2002	2001	2000
Cash Flows from Operating Activities
Net earnings	$ 1,019.2	$ 885.6	$ 776.9
Adjustments to reconcile net earnings to net cash provided by operating activities –
Depreciation and amortization	307.3	269.2	230.1
Deferred income taxes	22.9	46.9	21.0
Income tax savings from employee stock plans	56.8	67.3	38.5
Other	(8.6)	2.1	13.6
Changes in operating assets and liabilities -
Inventories	(162.8)	(651.6)	(368.2)
Trade accounts payable	289.6	182.8	233.7
Accounts receivable, net	(170.6)	(177.3)	(135.4)
Accrued expenses and other liabilities	75.0	82.2	101.2
Income taxes	14.3	(5.4)	28.6
Other	30.7	17.4	31.7
Net cash provided by operating activities	1,473.8	719.2	971.7
Cash Flows from Investing Activities
Additions to property and equipment	(934.4)	(1,237.0)	(1,119.1)
Disposition of property and equipment	368.1	43.5	22.9
Net proceeds from corporate-owned life insurance	14.4	59.0	58.8
Net cash used for investing activities	(551.9)	(1,134.5)	(1,037.4)
Cash Flows from Financing Activities
(Payments of) proceeds from short-term borrowings	(440.7)	440.7	-
Cash dividends paid	(147.0)	(140.9)	(134.6)
Proceeds from employee stock plans	111.1	126.1	79.2
Other	(12.3)	(6.5)	(7.9)
Net cash (used for) provided by financing activities	(488.9)	419.4	(63.3)
Changes in Cash and Cash Equivalents
Net increase (decrease) in cash and cash equivalents	433.0	4.1	(129.0)
Cash and cash equivalents at beginning of year	16.9	12.8	141.8
Cash and cash equivalents at end of year	$ 449.9	$ 16.9	$ 12.8

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

Summary of Major Accounting Policies

Description of Business

The company is principally in the retail drugstore business and its operations are within one reportable segment. Stores are located in 43 states and Puerto Rico. At August 31, 2002, there were 3,880 retail drugstores and 3 mail service facilities. Prescription sales were 59.8% of total sales for fiscal 2002 compared to 57.5% in 2001 and 55.2% in 2000.

Basis of Presentation

The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. While actual results may differ from these estimates, management does not expect the differences, if any, to have a material effect on the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. The company's cash management policy provides for the bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the banks for payment of $317 million and $233 million at August 31, 2002 and 2001, respectively, are included in cash and cash equivalents as reductions of other cash balances.

Financial Instruments

The company had approximately $37 million and $53 million of outstanding letters of credit at August 31, 2002 and 2001, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $84 million and $71 million at August 31, 2002 and 2001, respectively, guaranteed payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active. The company also had purchase commitments of approximately $70 million and $162 million at August 31, 2002 and 2001, respectively, related to the purchase of store locations. There were no investments in derivative financial instruments during fiscal 2002 and 2001.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2002 and 2001, inventories would have been greater by $693.5 million and $637.6 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Included in inventory are product cost and in-bound freight. Cost of sales is primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories. At August 31, 2001 and 2000, the company experienced lower inventory levels in certain LIFO pools compared with the previous year-end inventory levels which caused a liquidation of LIFO inventories which were carried at lower costs prevailing in prior years. The effect of this liquidation was a reduction in cost of sales of $4.2 million in fiscal 2001 and $3.1 million in fiscal 2000.

Vendor Allowances

The company receives vendor allowances principally as a result of meeting defined purchase levels or promoting vendors’ products. Those received as a result of purchase levels are accrued as a reduction of merchandise purchase price over the incentive period and result in a reduction of cost of sales. Those received for promoting vendors’ products are offset against advertising expense and result in a reduction of selling, occupancy and administration expense.

Property and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 12½ to 39 years for land improvements, buildings and building improvements and 5 to 12½ years for equipment. Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.

Property and equipment consists of (In Millions):

	2002	2001
Land and land improvements
Owned stores	$1,080.4	$1,109.2
Distribution centers	57.8	38.7
Other locations	9.3	18.6
Buildings and building improvements
Owned stores	1,185.9	1,156.6
Leased stores (leasehold improvements only)	425.6	411.1
Distribution centers	364.9	309.1
Other locations	58.2	70.6
Equipment
Stores	1,609.6	1,440.3
Distribution centers	499.4	350.2
Other locations	464.9	462.7
Capitalized system development costs	144.1	117.4
Capital lease properties	17.8	18.8
	5,917.9	5,503.3
Less: accumulated depreciation and amortization	1,326.5	1,158.0
	$4,591.4	$4,345.3

The company capitalizes application stage development costs for significant internally developed software projects, including "SIMS Plus," an inventory management system, and "Basic Department Management," a marketing system. These costs are amortized over a five-year period. Amortization of these costs was $19.5 million in 2002, $17.3 million in 2001 and $13.1 million in 2000. Unamortized costs as of August 31, 2002 and 2001, were $73.2 million and $66.1 million, respectively.

Revenue Recognition

For all sales other than third party pharmacy sales, the company recognizes revenue at the time of the sale. For third party sales, revenue is recognized at the time the prescription is filled, adjusted by an estimate for those that will be unclaimed by customers. Customer returns are immaterial.

Impaired Assets and Liabilities for Store Closings

The company tests long-lived assets for impairment whenever events or circumstances indicate. Store locations that have been open at least five years are periodically reviewed for impairment indicators. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Included in selling, occupancy and administration expense were impairment charges of $8.4 million in 2002, $9.7 million in 2001, and $15.1 million in 2000.

During the fourth quarter of fiscal 2002, the company implemented SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Since implementation, the present value of expected future lease costs are charged against earnings when the location is closed. Prior to this, the liability was recognized at the time management made the decision to relocate or close the store.

Insurance

The company obtains insurance coverage for catastrophic exposures as well as those risks required to be insured by law. It is the company’s policy to retain a significant portion of certain losses related to worker’s compensation, property losses, business interruptions relating from such losses and comprehensive general, pharmacist and vehicle liability. Provisions for these losses are recorded based upon the company’s estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Pre-Opening Expenses

Non-capital expenditures incurred prior to the opening of a new or remodeled store are charged against earnings as incurred.

Advertising Costs

Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses which are included in selling, occupancy and administration expense were $64.5 million in 2002, $54.1 million in 2001 and $76.7 million in 2000.

Stock-Based Compensation Plans

As permitted by SFAS No. 123, the company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Under APB 25, compensation expense is recognized for stock option grants if the exercise price is below the fair value of the underlying stock at the date of grant. The company complies with the disclosure provisions of SFAS No. 123, which requires presentation of pro forma information applying the fair-value based method of accounting.

Income Taxes

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

Earnings Per Share

In fiscal year 2002 and 2001, the diluted earnings per share calculation excluded certain stock options, because the options’ exercise price was greater than the average market price of the common shares for the year. If they were included, anti-dilution would have resulted. At August 31, 2002 and August 31, 2001, options to purchase 3,186,227 and 3,316,906 common shares granted at a price ranging from $35.90 to $45.625 and $36.875 to $45.625 per share were excluded from the fiscal year 2002 and 2001 calculations, respectively.

Notes to Consolidated Financial Statements

Interest Expense

The company capitalized $8.5 million, $15.6 million and $4.0 million of interest expense as part of significant construction projects during fiscal 2002, 2001 and 2000, respectively. Interest paid, net of amounts capitalized, was $.3 million in 2002, $3.4 million in 2001 and $.2 million in 2000.

Other Income

In fiscal 2002, 2001 and 2000, the company received partial payments of the brand name prescription drug antitrust litigation settlement for pre-tax income of $6.2 million ($.004 per share), $22.1 million ($.01 per share) and $33.5 million ($.02 per share), respectively. These payments, which are now concluded, were a result of a pharmacy class action against drug manufacturers, which resulted in a $700 million settlement for all recipients.

Leases

Although some locations are owned, the company generally operates in leased premises. Original non-cancelable lease terms typically are 20-25 years and may contain escalation clauses, along with options that permit renewals for additional periods. The total amount of the minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon sales.

Minimum rental commitments at August 31, 2002, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Millions):

2003	$ 897.9
2004	943.3
2005	933.4
2006	914.0
2007	895.0
Later	10,659.2
Total minimum lease payments	$15,242.8

The above minimum lease payments include minimum rental commitments related to capital leases amounting to $10.7 million at August 31, 2002. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $49.1 million on leases due in the future under non-cancelable subleases.

During fiscal 2002, the company entered into two sale-leaseback transactions. The properties were sold at net book value and resulted in proceeds of $302 million. The related leases are accounted for as operating leases.

Rental expense was as follows (In Millions):

	2002	2001	2000
Minimum rentals	$873.0	$730.1	$605.7
Contingent rentals	23.6	26.2	31.4
Less: Sublease rental income	(11.1)	(10.4)	(7.6)
	$885.5	$745.9	$629.5

Income Taxes

The provision for income taxes consists of the following (In Millions):
	2002	2001	2000
Current provision -
Federal	$510.2	$417.1	$400.9
State	85.0	73.1	64.5
	595.2	490.2	465.4
Deferred provision -
Federal	24.0	47.1	17.7
State	(1.1)	(.2)	3.3
	22.9	46.9	21.0
	$618.1	$537.1	$486.4

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (In Millions):
	2002	2001
Deferred tax assets -
Employee benefit plans	$106.2	$146.3
Accrued rent	56.5	52.7
Insurance	82.7	68.3
Inventory	35.6	28.1
Other	95.3	39.0
	376.3	334.4
Deferred tax liabilities -
Accelerated depreciation	401.9	341.7
Inventory	98.9	92.9
Other	14.7	16.1
	515.5	450.7
Net deferred tax liabilities	$139.2	$116.3

Income taxes paid were $528.0 million, $432.1 million and $398.4 million during the fiscal years ended August 31, 2002, 2001 and 2000, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

Short-Term Borrowings

The company obtained funds through the placement of commercial paper, as follows (Dollars in Millions):

	2002	2001	2000
Average outstanding during the year	$ 250.2	$ 304.9	$ 14.0
Largest month-end balance	689.0	461.2	98.0
	(Nov)	(Nov)	(Nov)
Weighted-average interest rate	2.3%	5.2%	5.9%

At August 31, 2002, the company had a syndicated bank line of credit facility of $600 million to support the company’s short-term commercial paper program. On July 2, 2002, the company deregistered the remaining $100 million of unissued authorized debt securities, previously filed with the Securities and Exchange Commission.

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

As of August 31, 2002, 102,738,392 shares of common stock were reserved for future stock issuances under the company’s various employee benefit plans. Preferred stock of 10,249,083 shares has been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

Stock Compensation Plans

The Walgreen Co. Executive Stock Option Plan provides to key employees the granting of options to purchase company common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until October 9, 2006, for an aggregate of 38,400,000 shares of common stock of the company. Compensation expense related to the plan was less than $1 million in fiscal 2002, $1.4 million in fiscal 2001 and less than $1 million in fiscal 2000. The options granted during fiscal 2002, 2001 and 2000 have a minimum three-year holding period.

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase company common stock over a period of 10 years to eligible employees upon the purchase of company shares subject to certain restrictions. Under the terms of the Plan, the option price cannot be less than 85% of the fair market value at the date of grant. Compensation expense related to the Plan was $10.9 million in fiscal 2002, $9.6 million in fiscal 2001 and less than $1 million in fiscal 2000. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock of the company. The options granted during fiscal 2002, 2001 and 2000 have a two-year holding period.

The Walgreen Co. Restricted Performance Share Plan provides for the granting of up to 32,000,000 shares of common stock to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Compensation expense related to the Plan was $5.4 million in fiscal 2002, $3.6 million in fiscal 2001 and $5.1 million in fiscal 2000. The number of shares granted was 81,416 in 2002, 61,136 in 2001 and 84,746 in 2000.

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

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible employees to purchase common stock over a 10-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Options may be granted for an aggregate of 15,000,000 shares of company common stock until all options have either been exercised or have expired. There is a holding period of three years for options granted under this plan.

A summary of information relative to the company's stock option plans follows:

	Options Outstanding		Options Exercisable
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
August 31, 1999	28,479,238	$ 7.89
Granted	17,040,383	28.43
Exercised	(5,055,842)	5.59
Canceled/Forfeited	(1,086,118)	27.39
August 31, 2000	39,377,661	$16.55	19,267,211	$6.45
Granted	5,354,388	36.68
Exercised	(5,532,895)	5.75
Canceled/Forfeited	(2,943,030)	28.02
August 31, 2001	36,256,124	$20.24	14,824,227	$7.40
Granted	2,886,365	34.05
Exercised	(3,525,955)	7.28
Canceled/Forfeited	(1,315,499)	30.32
August 31, 2002	34,301,035	$22.35	13,786,657	$9.71

Net options granted as a percentage of outstanding shares at fiscal year-end were 0.2% in fiscal 2002, 0.2% in fiscal 2001 and 1.6% in fiscal 2000.

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 8/31/02	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 8/31/02	Weighted-Average Exercise Price
$ 4 to 14	11,511,707	3.13 yrs.	$ 7.64	11,511,707	$7.64
15 to 30	14,869,487	7.31	26.65	2,212,570	19.81
31 to 46	7,919,841	8.48	35.67	62,380	34.17
$ 4 to 46	34,301,035	6.18 yrs.	$22.35	13,786,657	$9.71

The company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized based on the fair value of its grants under these plans. Had compensation costs been determined consistent with the method of SFAS No. 123 for options granted in fiscal 2002, 2001 and 2000, pro forma net earnings and net earnings per common share would have been as follows (In Millions, except per share data):

	2002	2001	2000
Net earnings
As reported	$1,019.2	$885.6	$776.9
Pro forma	958.7	833.3	754.3
Net earnings per common share – Basic
As reported	1.00	.87	.77
Pro forma	.94	.82	.75
Net earnings per common share – Diluted
As reported	.99	.86	.76
Pro forma	.93	.81	.74

The weighted-average fair value and exercise price of options granted for fiscal 2002, 2001 and 2000 were as follows:

	2002	2001	2000
Granted at market price -
Weighted-average fair value	$13.60	$14.28	$12.17
Weighted-average exercise price	34.40	32.88	28.44
Granted below market price -
Weighted-average fair value	11.86	20.78	10.56
Weighted-average exercise price	33.21	38.78	24.12

The fair value of each option grant used in the pro forma net earnings and net earnings per share was determined using the Black-Scholes option pricing model with weighted-average assumptions used for grants in fiscal 2002, 2001 and 2000:

	2002	2001	2000
Risk-free interest rate	4.56%	6.16%	6.64%
Average life of option (years)	7	7	7
Volatility	27.58%	25.95%	25.86%
Dividend yield	.22%	.16%	.27%

Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $145.7 million in 2002, $126.6 million in 2001 and $112.4 million in 2000.

The company provides certain health and life insurance benefits for retired employees who meet eligibility requirements, including age and years of service. The costs of these benefits are accrued over the period earned. The company's postretirement health and life benefit plans currently are not funded.

Components of net periodic benefit costs (In Millions):

	2002	2001	2000
Service cost	$ 6.0	$ 4.8	$ 4.7
Interest cost	10.5	8.7	7.7
Amortization of actuarial loss	1.4	.3	-
Amortization of prior service cost	(0.4)	-	-
Total postretirement benefit cost	$17.5	$13.8	$12.4

Change in benefit obligation (In Millions):

	2002	2001
Benefit obligation at September 1	$142.7	$118.6
Service cost	6.0	4.8
Interest cost	10.5	8.7
Amendments	-	(7.1)
Actuarial loss	72.6	23.1
Benefit payments	(6.6)	(6.3)
Participants contributions	1.2	.9
Benefit obligation at August 31	$226.4	$142.7

Change in plan assets (In Millions):

	2002	2001
Plan assets at fair value at September 1	$ -	$ -
Plan participants contributions	1.2	.9
Employer contributions	5.4	5.4
Benefits paid	(6.6)	(6.3)
Plan assets at fair value at August 31	$ -	$ -

Funded status (In Millions):

	2002	2001
Funded status	$(226.4)	$(142.7)
Unrecognized actuarial loss	99.1	27.9
Unrecognized prior service cost	(6.7)	(7.1)
Accrued benefit cost at August 31	$(134.0)	$(121.9)

The discount rate assumptions used to compute the postretirement benefit obligation at year-end were 7.0% for 2002 and 7.5% for 2001.

Future benefit costs were estimated assuming medical costs would increase at a 9% annual rate decreasing to 5.25% over the next seven years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects (In Millions):

	1% Increase	1% Decrease
Effect on service and interest cost	$ 4.0	$ (3.0)
Effect on postretirement obligation	49.0	(37.8)

Supplementary Financial Information

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Millions):

	2002	2001
Accounts receivable -
Accounts receivable	$974.9	$819.2
Allowances for doubtful accounts	(20.1)	(20.9)
	$954.8	$798.3

Accrued expenses and other liabilities -
Accrued salaries	$323.8	$272.7
Taxes other than income taxes	179.9	155.5
Profit sharing	143.3	122.1
Other	370.9	387.2
	$1,017.9	$937.5

Summary of Quarterly Results (Unaudited)

(Dollars in Millions, except per share data)

	Quarter Ended				Fiscal Year
	November	February	May	August
Fiscal 2002
Net sales	$6,559.4	$7,488.5	$7,397.9	$7,235.3	$28,681.1
Gross profit	1,697.9	2,033.9	1,937.2	1,936.0	7,605.0
Net earnings	185.9	326.6	259.0	247.7	1,019.2
Per Common Share -
Basic	$.18	$.32	$.25	$.25	$1.00
Diluted	.18	.32	.25	.24	.99

Fiscal 2001
Net sales	$5,614.2	$6,429.0	$6,296.2	$6,283.6	$24,623.0
Gross profit	1,488.1	1,770.8	1,651.6	1,663.6	6,574.1
Net earnings	158.4	296.9	213.4	216.9	885.6
Per Common Share -
Basic	$ .16	$ .29	$ .21	$ .21	$ .87
Diluted	.15	.29	.21	.21	.86

Comments on Quarterly Results:

In further explanation of and supplemental to the quarterly results, the 2002 fourth quarter LIFO adjustment was a credit of $9.9 million compared to a 2001 charge of $2.8 million. If the 2002 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at August 31, 2002, earnings per share would have increased in the first quarter by $.01 and decreased in the fourth quarter by $.01. Similar adjustments in 2001 would have increased earnings per share in the second quarter by $.01 and decreased earnings per share in the fourth quarter by $.01.

The quarter ended November 30, 2001, includes the pre-tax income of $5.5 million (less than $.01 per share) from the partial payment of the brand name prescription drugs antitrust litigation settlement. The quarter ended August 31, 2002, includes the pre-tax income of $.7 million (less than $.01 per share). The quarter ended February 28, 2001, includes the pre-tax income of $22.1 million ($.01 per share) from the second partial payment.

Common Stock Prices

Below is the New York Stock Exchange high and low sales price for each quarter of fiscal 2002 and 2001.

		Quarter Ended				Fiscal Year
		November	February	May	August
Fiscal 2002	High	$36.00	$40.70	$40.29	$39.49	$40.70
	Low	28.70	30.72	36.10	30.20	28.70
Fiscal 2001	High	$45.75	$45.00	$45.29	$42.40	$45.75
	Low	32.75	35.38	37.13	31.00	31.00

Reports of Independent Public Accountants

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheet of Walgreen Co. and subsidiaries (the "Company") as of August 31, 2002, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company for the years ended August 31, 2001 and 2000 were audited by other auditors who have ceased operations. Those auditors expressed in their report dated September 28, 2001 an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Walgreen Co. and subsidiaries as of August 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Chicago, Illinois

September 27, 2002

Reports of Independent Public Accountants

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. (an Illinois corporation) and Subsidiaries as of August 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the three years in the period ended August 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

/s/ Arthur Andersen LLP (1)

Chicago, Illinois

September 28, 2001

  This report is a copy of the previously issued report covering fiscal years 2001 and 2000. The predecessor auditor has not reissued their report.

Management's Report

The primary responsibility for the integrity and objectivity of the consolidated financial statements and related financial data rests with the management of Walgreen Co. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America appropriate in the circumstances and included amounts that were based on management's most prudent judgments and estimates relating to matters not concluded by fiscal year-end. Management believes that all material uncertainties have been either appropriately accounted for or disclosed. All other financial information included in this annual report is consistent with the financial statements.

The firm of Deloitte & Touche LLP, independent public accountants, was engaged to render a professional opinion on Walgreen Co.'s consolidated financial statements as of August 31, 2002. Their report contains an opinion based on their audit, which was made in accordance with auditing standards generally accepted in the United States of America and procedures, which they believed were sufficient to provide reasonable assurance that the consolidated financial statements, considered in their entirety, are not misleading and do not contain material errors. The financial statements for the years ended August 31, 2001 and 2000 were audited by other auditors whose report expressed an unqualified opinion on those statements.

Four outside members of the Board of Directors constitute the company's Audit Committee, which meets at least quarterly and is responsible for reviewing and monitoring the company's financial and accounting practices. Deloitte & Touche LLP and the company's General Auditor meet alone with the Audit Committee, which also meets with the company's management to discuss financial matters, auditing and internal accounting controls.

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

/s/ David W. Bernauer	/s/ William M. Rudolphsen
President	Controller
and Chief Executive Officer	and Chief Accounting Officer

/s/ Roger L. Polark
Senior Vice President
and Chief Financial Officer

WALGREENS NATIONWIDE

STATE	2002	2001
Alabama	24	16
Arizona	192	178
Arkansas	19	17
California	325	274
Colorado	76	65
Connecticut	39	35
Florida	578	538
Georgia	51	30
Idaho	9	8
Illinois	441	418
Indiana	131	124
Iowa	50	46
Kansas	36	32
Kentucky	47	46
Louisiana	76	71
Maryland	13	8
Massachusetts	91	84
Michigan	119	106
Minnesota	79	77
Mississippi	20	16
Missouri	124	117
Nebraska	39	37
Nevada	43	41
New Hampshire	10	10
New Jersey	65	54
New Mexico	44	43
New York	57	55
North Carolina	19	10
North Dakota	1	1
Ohio	119	106
Oklahoma	51	44
Oregon	23	21
Pennsylvania	20	17
Rhode Island	15	15
South Carolina	11	6
South Dakota	4	4
Tennessee	144	125
Texas	391	358
Utah	8	4
Virginia	33	27
Washington	51	42
Wisconsin	139	139
Wyoming	1	1
Puerto Rico	55	54
Total	3,883	3,520

All information on this page is
provided as of fiscal year-end.