Form 10-K, Exhibit 13
period 2003-08-31
WALGREEN CO
filed 2003-11-21
CIK 104207

Eleven-Year Summary of Selected Consolidated Financial Data Walgreen Co. and Subsidiaries (Dollars in Millions, except per share data)
Fiscal Year	2003	2002	2001	2000
Net Sales	$32,505.4	$28,681.1	$24,623.0	$21,206.9
Costs and Deductions
Cost of sales	23,706.2	21,076.1	18,048.9	15,465.9
Selling, occupancy and administration	6,950.9	5,980.8	5,175.8	4,516.9
Other (income) expense (1)	(40.4)	(13.1)	(24.4)	(39.2)
Total Costs and Deductions	30,616.7	27,043.8	23,200.3	19,943.6
Earnings
Earnings before income tax provision and cumulative effect of accounting changes	1,888.7	1,637.3	1,422.7	1,263.3
Income tax provision	713.0	618.1	537.1	486.4
Earnings before cumulative effect of accounting changes	1,175.7	1,019.2	885.6	776.9
Cumulative effect of accounting changes (2)	-	-	-	-
Net Earnings	$1,175.7	$ 1,019.2	$ 885.6	$ 776.9
Per Common Share (3)
Net earnings (2)
Basic	$1.15	$ 1.00	$ .87	$ .77
Diluted	1.14	.99	.86	.76
Dividends declared	.16	.15	.14	.14
Book value	7.02	6.08	5.11	4.19
Non-Current Liabilities
Long-term debt	$ 9.4	$ 11.2	$ 20.8	$ 18.2
Deferred income taxes	228.0	176.5	137.0	101.6
Other non-current liabilities	552.3	505.7	457.2	446.2
Assets and Equity
Total assets	$11,405.9	$ 9,878.8	$ 8,833.8	$ 7,103.7
Shareholders' equity	7,195.7	6,230.2	5,207.2	4,234.0
Return on average shareholders' equity	17.5%	17.8%	18.8%	20.1%
Drugstore Units
Year-end: Units (4)	4,227	3,883	3,520	3,165

1999	1998	1997	1996	1995	1994	1993
$17,838.8	$15,306.6	$13,363.0	$11,778.4	$10,395.1	$9,235.0	$8,294.8

12,978.6	11,139.4	9,681.8	8,514.9	7,482.3	6,614.4	5,959.0

3,844.8	3,332.0	2,972.5	2,659.5	2,392.7	2,164.9	1,929.6
(11.9)	(41.9)	(3.9)	(2.9)	(3.6)	(2.7)	6.5
16,811.5	14,429.5	12,650.4	11,171.5	9,871.4	8,776.6	7,895.1

1,027.3	877.1	712.6	606.9	523.7	458.4	399.7
403.2	339.9	276.1	235.2	202.9	176.5	154.4
624.1	537.2	436.5	371.7	320.8	281.9	245.3
-	(26.4)	-	-	-	-	(23.6)
$ 624.1	$ 510.8	$ 436.5	$ 371.7	$ 320.8	$ 281.9	$ 221.7

$ .62	$ .51	$ .44	$ .38	$ .33	$ .29	$ .23
.62	.51	.44	.37	.32	.29	.23
.13	.13	.12	.11	.11	.09	.08
3.47	2.86	2.40	2.08	1.82	1.60	1.40

$ 18.0	$ 13.6	$ 3.3	$ 3.4	$ 2.4	$ 1.8	$ 6.2
74.8	89.1	112.8	145.2	142.3	137.7	144.2
405.8	369.9	279.2	259.9	237.6	213.8	176.2

$ 5,906.7	$ 4,901.6	$ 4,207.1	$ 3,633.6	$ 3,252.6	$2,872.8	$2,506.0
3,484.3	2,848.9	2,373.3	2,043.1	1,792.6	1,573.6	1,378.8

19.7%	19.6%	19.8%	19.4%	19.1%	19.1%	18.8%

2,821	2,549	2,358	2,193	2,085	1,968	1,836

(1) Fiscal 2003, 2002, 2001 and 2000 include pre-tax income of $29.6 million ($.018 per share), $6.2 million ($.004 per share), $22.1 million ($.013 per share) and $33.5 million ($.021 per share), respectively, from the payments of the company’s portion of litigation settlements. Fiscal 1998 includes a pre-tax gain of $37.4 million ($.023 per share) from the sale of the company’s long-term care pharmacy business.

(2) Fiscal 1998 includes the after-tax $26.4 million ($.03 per share) charge from the cumulative effect of accounting change for system development costs. Fiscal 1993 includes the after-tax $23.6 million ($.02 per share) charge from the cumulative effect of accounting changes for postretirement benefits and income taxes.

(3) Per share data have been adjusted for two-for-one stock splits in 1999, 1997 and 1995.

(4) Units include mail service facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Fiscal 2003 was the 29th consecutive year of record sales and earnings. Net earnings were $1.176 billion, or $1.14 per share (diluted), an increase of 15.4% from last year's earnings of $1.019 billion, or $.99 per share (diluted). Net earnings increases resulted from improved sales and gross profit ratios partially offset by higher expense ratios. Included in this year’s results was a $29.6 million pre-tax gain ($.018 per share) from the payments of the company's portion of litigation settlements. Last year's results included a $6.2 million ($.004 per share) comparable payment. Excluding these gains, fiscal year earnings rose 14.0%.

Net sales increased by 13.3% to $32.5 billion in fiscal 2003 compared to increases of 16.5% in 2002 and 16.1% in 2001. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Comparable drugstore (those open at least one year) sales were up 8.6% in 2003 and 10.5% in 2002 and 2001. New store openings accounted for 7.5% of the sales gains in 2003, 9.6% in 2002 and 11.3% in 2001. The company operated 4,227 drugstores as of August 31, 2003, compared to 3,883 a year earlier.

Prescription sales increased 17.4% in 2003, 21.2% in 2002 and 20.9% in 2001. Comparable drugstore prescription sales were up 13.2% in 2003, 16.3% in 2002 and 17.6% in 2001. Prescription sales were 62.0% of total sales for fiscal 2003 compared to 59.8% in 2002 and 57.5% in 2001. The effect of generic drugs replacing brand name drugs lowered prescription sales by 2.1% for 2003. The shift of Claritin from prescription to over-the-counter status also reduced prescription sales. Pharmacy sales trends are expected to continue primarily because of expansion into new markets, increased penetration in existing markets, availability of new drugs, demographic changes such as the aging population, and a Medicare prescription drug benefit that may increase drug usage. As state governments continue their attempts to reduce reimbursement levels, we continue to evaluate the impact of these reimbursement rates on profitability on a case by case basis. Third party sales, where reimbursement is received from managed care organizations as well as government and private insurance, were 90.6% of pharmacy sales in 2003, 89.8% in 2002 and 88.4% in 2001.

{BAR CHART} NET CASH PROVIDED BY OPERATING ACTIVITIES
For the Years ended August 31 (Millions of dollars)

  2001 $ 719.2
  2002 $1,473.8
  2003 $1,491.5

As of January 2003, we adopted Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." This pronouncement requires vendor allowances to be treated as a reduction of inventory cost unless specifically identified as reimbursements for other services. In addition, any vendor allowances received that exceed the cost incurred for such services should also be treated as a reduction of inventory cost. The impact of EITF Issue No. 02-16 in fiscal 2003 resulted in an increase to advertising costs of $75.0 million (.23% of total sales), a reduction to cost of sales of $56.2 million (.17% of total sales), and a reduction to pre-tax earnings and inventory of $18.8 million.

Gross margins as a percent of total sales were 27.1% in 2003, 26.5% in 2002 and 26.7% in 2001. The shift in vendor allowances from advertising to cost of sales contributed to the fiscal 2003 increase.

We use the last-in, first-out (LIFO) method of inventory valuation. The effective LIFO inflation rates were .84% in 2003, 1.42% in 2002 and 1.93% in 2001, which resulted in charges to cost of sales of $36.2 million in 2003, $55.9 million in 2002 and $62.8 million in 2001. Inflation on prescription inventory was 3.8% in 2003, 4.3% in 2002 and 4.9% in 2001. In all three fiscal years, we experienced some deflation in non-pharmacy inventories.

Selling, occupancy and administration expenses were 21.4% of sales in fiscal 2003, 20.9% in fiscal 2002 and 21.0% in fiscal 2001. The increase in fiscal 2003, as a percent to sales, was principally caused by the shift in vendor allowances from advertising to cost of sales, as well as higher store salaries and occupancy as a percent to sales. The increase in the number of 24-hour stores to 1,112 from 900 a year ago contributed to the rise in salaries. Lower sales as a result of new generic drugs also increased expense ratios. The decline in fiscal 2002 was caused by a decline in store direct expenses, which were partially offset by higher occupancy costs.

Interest income increased in 2003 principally due to higher investment levels. Average net investment levels were approximately $631 million in 2003, $162 million in 2002 and $31 million in 2001.

The effective income tax rate was 37.75% for fiscal 2003, 2002 and 2001.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management’s prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from these judgments and estimates would not have a material impact on the company’s consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. Some of the more significant estimates include liability for closed locations, liability for insurance claims, vendor allowances, allowance for doubtful accounts and cost of sales. The company uses the following techniques to determine estimates:

Liability for closed locations -
The present value of future rent obligations and other related costs to the first lease option date or estimated sublease date.
Liability for insurance claims –

Provisions for these losses are recorded based upon the company’s estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Vendor allowances –

Vendor allowances are principally received as a result of purchase levels or promoting vendors’ products. Those received as a result of purchase levels are accrued as earned over the incentive period, based on estimates. These allowances are recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those received for promoting vendors’ products are offset against advertising expense and result in a reduction of selling, occupancy and administration expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs.

Allowance for doubtful accounts –
Based on both specific receivables and historic write-off percentages.
Cost of sales –
Primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories.

Financial Condition

Cash and cash equivalents were $1.017 billion at August 31, 2003, compared to $449.9 million at August 31, 2002. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in top-tier money market funds, tax exempt bonds and commercial paper.

Net cash provided by operating activities was $1.5 billion in both fiscal 2003 and 2002. The company's profitability is the principal source for funding expansion and remodeling programs, dividends to shareholders and various technological improvements.

Net cash used for investing activities was $702.2 million in fiscal 2003 and $551.9 million in 2002. Additions to property and equipment were $795.1 million compared to $934.4 million last year. During the year, 430 new or relocated drugstores were opened, compared to 471 opened in the same period last year. This reduction represents a combination of timing and a more selective site approval process. New stores are owned or leased, with 54 owned locations opened during the year and 43 under construction at August 31, 2003, versus 102 owned and 54 under construction for the same period last year. During the year, one new distribution center opened in Perrysburg, Ohio. Last year, two distribution centers opened, one in West Palm Beach (Jupiter), Florida, and the other in the Dallas metropolitan area.

During fiscal 2002, the company entered into two sale-leaseback transactions. These transactions involved 86 drugstore locations and resulted in proceeds of $302 million.

Capital expenditures for fiscal 2004 are expected to exceed $1 billion. We expect to open approximately 450 new stores in fiscal 2004 and have a total of 7,000 drugstores by the year 2010. Major areas for store expansion in 2004 include California, the Carolinas, Florida, Texas and the state of Washington. We are continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, a significant portion of the expenditures will be made for technology and distribution centers. A new distribution center is under construction in Southern California and is scheduled to open in spring 2004.

[PIE CHART] CAPITAL EXPENDITURES-FISCAL YEAR 2004
We plan to spend $1.072 billion

  Stores – 49%
  Distribution – 12%
  Store Technology – 22%
  Other – 17%

Net cash used for financing activities was $222.1 million compared to $488.9 million last year. There were no outstanding borrowings during fiscal year 2003. Last year included payments of $440.7 million on short-term borrowings. At August 31, 2003, we had a syndicated bank line of credit facility of $400 million to support our short-term commercial paper program. This fiscal year we purchased company stock on the open market to satisfy the requirements of various stock purchase and option plans, as opposed to last fiscal year when stock was principally issued from authorized but unissued shares.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments as of August 31, 2003 (In Millions):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases*	$19,307.5	$1,185.6	$2,405.3	$2,229.6	$13,487.0
Purchase obligations:
Open inventory purchase orders*	756.2	756.2	-	-	-
Real estate development*	245.7	245.7	-	-	-
Other corporate obligations*	18.3	18.3	-	-	-
Insurance	287.6	128.2	89.1	47.0	23.3
Retiree health & life	158.8	6.7	12.3	15.9	123.9
Closed location obligations	86.3	21.6	30.7	19.3	14.7
Long-term debt	16.1	6.7	3.6	1.1	4.7
Capital lease obligations	5.7	1.4	1.6	.3	2.4
Other long-term liabilities reflected on the balance sheet	191.2	19.5	25.1	20.9	125.7
Total	$21,073.4	$2,389.9	$2,567.7	$2,334.1	$13,781.7

* Not on balance sheet.

Off-Balance Sheet Arrangements

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows (In Millions):

Inventory obligations	$ 60.7
Real estate development	1.6
Insurance	84.5
Total	$ 146.8

We have no other off-balance sheet arrangements other than those disclosed on the previous Contractual Obligations and Commitments table.

Both on- and off-balance sheet financing are considered when targeting debt to equity ratios to balance the interest of equity and debt (real estate) investors. This balance allows us to lower our cost of capital while maintaining a prudent level of financial risk.

Recent Accounting Pronouncements

In September 2002, the Emerging Issues Task Force (EITF) released Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," which has two parts. The first part, which we adopted in January 2003, requires that vendor allowances be categorized as a reduction of cost of sales unless they are a reimbursement of costs incurred to sell the vendor’s products, in which case the cash consideration should be characterized as a reduction of that cost. If the amount of cash consideration paid by a vendor exceeds the estimated fair value of the benefit received, that excess should be characterized as a reduction of the cost of sales when recognized in the customer’s income statement. Previously, the entire advertising allowance received was credited to advertising expense and resulted in a reduction of selling, occupancy and administration expense. The impact of EITF Issue No. 02-16 in fiscal 2003 resulted in an increase to advertising costs of $75.0 million (.23% of total sales), a reduction to cost of sales of $56.2 million (.17% of total sales), and a reduction to pre-tax earnings and inventory of $18.8 million.

The second part of the pronouncement requires that rebates or refunds, which are payable only if the customer completes a specified cumulative level of purchases, should be recognized as a reduction of cost of sales based on a systematic and rational allocation over the purchase period. This portion of the pronouncement did not require any change to our existing accounting.

Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires a guarantor to recognize a liability in some instances and disclosure only in others. The disclosure requirements were adopted in our second quarter. The recognition and initial measurement provisions, effective for guarantees issued or modified after December 31, 2002, did not require any change to our existing accounting.

In December, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123," which adds additional disclosures (and modifies some existing disclosures) for companies that have adopted the disclosure-only requirements of SFAS No. 123. The disclosure requirements were adopted in our third quarter.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Those risks and uncertainties include changes in economic conditions generally or in the markets served by the company; consumer preferences and spending patterns; changes in state or federal legislation or regulations; the availability and cost of real estate and construction; competition; and risks of new business areas. Please see Walgreen Co.’s Form 10-K for the period ended August 31, 2003, for a discussion of certain other important factors as they relate to forward-looking statements. Actual results could differ materially.

Consolidated Statements of Earnings and Shareholders’ Equity Walgreen Co. and Subsidiaries For the Years Ended August 31, 2003, 2002 and 2001 (Dollars in Millions, except per share data)
Earnings	2003	2002	2001
Net Sales	$32,505.4	$28,681.1	$24,623.0
Costs and Deductions
Cost of sales	23,706.2	21,076.1	18,048.9
Selling, occupancy and administration	6,950.9	5,980.8	5,175.8
	30,657.1	27,056.9	23,224.7
Other (Income) Expense
Interest income	(10.8)	(6.9)	(5.4)
Interest expense	-	-	3.1
Other income	(29.6)	(6.2)	(22.1)
	(40.4)	(13.1)	(24.4)
Earnings
Earnings before income tax provision	1,888.7	1,637.3	1,422.7
Income tax provision	713.0	618.1	537.1
Net Earnings	$ 1,175.7	$ 1,019.2	$ 885.6
Net Earnings per Common Share
Basic	$ 1.15	$ 1.00	$ .87
Diluted	1.14	.99	.86
Average shares outstanding	1,024,908,276	1,022,554,460	1,016,197,785
Dilutive effect of stock options	6,672,051	9,716,486	12,748,828
Average shares outstanding assuming dilution	1,031,580,327	1,032,270,946	1,028,946,613

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

	Common Stock		Paid-in	Retained
Shareholders’ Equity	Shares	Amount	Capital	Earnings
Balance, August 31, 2000	1,010,818,890	$79.0	$367.2	$3,787.8
Net earnings	-	-	-	885.6
Cash dividends declared ($.14 per share)	-	-	-	(142.5)
Employee stock purchase and option plans	8,606,162.6		229.5	-
Balance, August 31, 2001	1,019,425,052	79.6	596.7	4,530.9
Net earnings	-	-	-	1,019.2
Cash dividends declared ($.145 per share)	-	-	-	(148.4)
Employee stock purchase and option plans	5,483,224.5		151.7	-
Balance, August 31, 2002	1,024,908,276	80.1	748.4	5,401.7
Net earnings	-	-	-	1,175.7
Cash dividends declared ($.155625 per share)	-	-	-	(159.6)
Employee stock purchase and option plans	-	-	(50.6)	-
Balance, August 31, 2003	1,024,908,276	$80.1	$697.8	$6,417.8

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets Walgreen Co. and Subsidiaries At August 31, 2003 and 2002 (Dollars in Millions)
Assets	2003	2002
Current Assets
Cash and cash equivalents	$ 1,017.1	$ 449.9
Accounts receivable, net	1,017.8	954.8
Inventories	4,202.7	3,645.2
Other current assets	120.5	116.6
Total Current Assets	6,358.1	5,166.5
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	4,940.0	4,591.4
Other non-current assets	107.8	120.9
Total Assets	$11,405.9	$9,878.8

Liabilities and Shareholders' Equity
Current Liabilities
Trade accounts payable	$ 2,077.0	$1,836.4
Accrued expenses and other liabilities	1,237.7	1,017.9
Income taxes	105.8	100.9
Total Current Liabilities	3,420.5	2,955.2
Non-Current Liabilities
Deferred income taxes	228.0	176.5
Other non-current liabilities	561.7	516.9
Total Non-Current Liabilities	789.7	693.4
Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued and outstanding 1,024,908,276 in 2003 and 2002	80.1	80.1
Paid-in capital	697.8	748.4
Retained earnings	6,417.8	5,401.7
Total Shareholders' Equity	7,195.7	6,230.2
Total Liabilities and Shareholders' Equity	$11,405.9	$9,878.8

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows Walgreen Co. and Subsidiaries For the Years Ended August 31, 2003, 2002 and 2001 (In Millions)
Fiscal Year	2003	2002	2001
Cash Flows from Operating Activities
Net earnings	$1,175.7	$ 1,019.2	$ 885.6
Adjustments to reconcile net earnings to net cash provided by operating activities –
Depreciation and amortization	346.1	307.3	269.2
Deferred income taxes	58.9	22.9	46.9
Income tax savings from employee stock plans	24.4	56.8	67.3
Other	29.2	(8.6)	2.1
Changes in operating assets and liabilities -
Inventories	(557.5)	(162.8)	(651.6)
Trade accounts payable	240.6	289.6	182.8
Accounts receivable, net	(56.7)	(170.6)	(177.3)
Accrued expenses and other liabilities	177.6	75.0	82.2
Income taxes	4.9	14.3	(5.4)
Other	48.3	30.7	17.4
Net cash provided by operating activities	1,491.5	1,473.8	719.2
Cash Flows from Investing Activities
Additions to property and equipment	(795.1)	(934.4)	(1,237.0)
Disposition of property and equipment	84.5	368.1	43.5
Net proceeds from corporate-owned life insurance	8.4	14.4	59.0
Net cash used for investing activities	(702.2)	(551.9)	(1,134.5)
Cash Flows from Financing Activities
(Payments of) proceeds from short-term borrowings	-	(440.7)	440.7
Cash dividends paid	(152.4)	(147.0)	(140.9)
(Costs) proceeds from employee stock plans	(67.2)	111.1	126.1
Other	(2.5)	(12.3)	(6.5)
Net cash (used for) provided by financing activities	(222.1)	(488.9)	419.4
Changes in Cash and Cash Equivalents
Net increase in cash and cash equivalents	567.2	433.0	4.1
Cash and cash equivalents at beginning of year	449.9	16.9	12.8
Cash and cash equivalents at end of year	$1,017.1	$ 449.9	$ 16.9

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

Summary of Major Accounting Policies

Description of Business

The company is principally in the retail drugstore business and its operations are within one reportable segment. Stores are located in 44 states and Puerto Rico. At August 31, 2003, there were 4,224 retail drugstores and 3 mail service facilities. Prescription sales were 62.0% of total sales for fiscal 2003 compared to 59.8% in 2002 and 57.5% in 2001.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. The company's cash management policy provides for the bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the banks for payment of $391 million and $317 million at August 31, 2003 and 2002, respectively, are included in cash and cash equivalents as reductions of other cash balances.

Financial Instruments

The company had approximately $60.7 million and $37.3 million of outstanding letters of credit at August 31, 2003 and 2002, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $84.5 million and $84.0 million at August 31, 2003 and 2002, respectively, guaranteed payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. Letters of credit were also outstanding at August 31, 2003 and 2002 in the amount of $1.6 million to guarantee performance of construction contracts. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active. The company also had purchase commitments of approximately $245.7 million and $70.0 million at August 31, 2003 and 2002, respectively, related to the purchase of store locations and distribution centers. There were no investments in derivative financial instruments during fiscal 2003 and 2002.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2003 and 2002, inventories would have been greater by $729.7 million and $693.5 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Included in inventory are product cost and in-bound freight. Cost of sales is primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories.

Vendor Allowances

Vendor allowances are principally received as a result of purchase levels or promoting vendors products. Those received as a result of purchase levels are accrued as earned over the incentive period, based on estimates. These allowances are recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those received for promoting vendors’ products are offset against advertising expense and result in a reduction of selling, occupancy and administration expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs. Prior to the adoption of EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," in January 2003, the entire advertising allowance received was credited to advertising expense and resulted in a reduction of selling, occupancy and administration expense.

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

Property and equipment consists of (In Millions):

	2003	2002
Land and land improvements
Owned stores	$1,153.9	$1,080.4
Distribution centers	61.9	57.8
Other locations	3.9	9.3
Buildings and building improvements
Owned stores	1,334.9	1,185.9
Leased stores (leasehold improvements only)	440.5	425.6
Distribution centers	429.6	364.9
Other locations	3.7	58.2
Equipment
Stores	1,691.8	1,609.6
Distribution centers	552.0	499.4
Other locations	575.5	464.9
Capitalized system development costs	101.5	144.1
Capital lease properties	13.1	17.8
	6,362.3	5,917.9
Less: accumulated depreciation and amortization	1,422.3	1,326.5
	$4,940.0	$4,591.4

The company capitalizes application stage development costs for significant internally developed software projects, including "SIMS Plus," an inventory management system, and "Basic Department Management," a marketing system. These costs are amortized over a five-year period. Amortization of these costs was $19.4 million in 2003, $19.5 million in 2002 and $17.3 million in 2001. Unamortized costs as of August 31, 2003 and 2002, were $74.2 million and $73.2 million, respectively.

Revenue Recognition

For all sales other than third party pharmacy sales, the company recognizes revenue at the time of the sale. For third party sales, revenue is recognized at the time the prescription is filled, adjusted by an estimate for those that will be unclaimed by customers. Customer returns are immaterial.

Impaired Assets and Liabilities for Store Closings

The company tests long-lived assets for impairment whenever events or circumstances indicate. Store locations that have been open at least five years are periodically reviewed for impairment indicators. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Included in selling, occupancy and administration expense were impairment charges of $19.5 million in 2003, $8.4 million in 2002, and $9.7 million in 2001.

During the fourth quarter of fiscal 2002, the company implemented SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Since implementation, the present value of expected future lease costs is charged against earnings when the location is closed. Prior to this, the liability was recognized at the time management made the decision to relocate or close the store.

Insurance

The company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured. It is the company’s policy to retain a significant portion of certain losses related to worker’s compensation, property losses, business interruptions relating from such losses and comprehensive general, pharmacist and vehicle liability. Provisions for these losses are recorded based upon the company’s estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Pre-Opening Expenses

Non-capital expenditures incurred prior to the opening of a new or remodeled store are charged against earnings as incurred.

Advertising Costs

Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses, which are included in selling, occupancy and administration expense, were $174.0 million in 2003, $64.5 million in 2002 and $54.1 million in 2001. Contributing to the increase in fiscal 2003 was the adoption in January 2003 of EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," which shifted vendor allowances from advertising expense to cost of sales. This impact resulted in an increase to advertising costs of $75.0 million (.23% of total sales), a reduction to cost of sales of $56.2 million (.17% of total sales), and a reduction to pre-tax earnings and inventory of $18.8 million.

Stock-Based Compensation Plans

In accordance with SFAS No. 123, the company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Under APB Opinion No. 25, compensation expense is recognized for stock option grants if the exercise price is below the fair value of the underlying stock at the date of grant. The company complies with the disclosure provisions of SFAS No. 123, which requires presentation of pro forma information applying the fair value based method of accounting. Accordingly, no compensation expense has been recognized based on the fair value of its grants under these plans. Had compensation costs been determined consistent with the method of SFAS No. 123 for options granted in fiscal 2003, 2002 and 2001, pro forma net earnings and net earnings per common share would have been as follows (In Millions, except per share data):

		2003	2002	2001
Net earnings		$1,175.7	$1,019.2	$885.6
Add:	Stock-based employee compensation expenses included in reported net income, net of related tax effects	.7	6.9	6.8
Deduct:	Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(57.0)	(67.3)	(59.1)
Pro forma net income		$1,119.4	$ 958.8	$833.3
Earnings per share:
	Basic – as reported	$ 1.15	$ 1.00	$ .87
	Basic - pro forma	1.09	.94	.82

	Diluted – as reported	1.14	.99	.86
	Diluted - pro forma	1.09	.93	.81

Income Taxes

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

Earnings Per Share

In fiscal year 2003 and 2002, the diluted earnings per share calculation excluded certain stock options, because the options’ exercise price was greater than the average market price of the common shares for the year. If they were included, anti-dilution would have resulted. At August 31, 2003 and August 31, 2002, options to purchase 10,716,109 and 3,186,227 common shares granted at a price ranging from $30.76 to $45.625 and $35.90 to $45.625 per share were excluded from the fiscal year 2003 and 2002 calculations, respectively.

Notes to Consolidated Financial Statements

Interest Expense

The company capitalized $1.6 million, $8.5 million and $15.6 million of interest expense as part of significant construction projects during fiscal 2003, 2002 and 2001, respectively. Interest paid, net of amounts capitalized, was $.2 million in 2003, $.3 million in 2002 and $3.4 million in 2001.

Other Income

In fiscal 2003, 2002 and 2001, we received payments of the company’s portion of litigation settlements for pre-tax income of $29.6 million ($.018 per share), $6.2 million ($.004 per share) and $22.1 million ($.013 per share), respectively. Payments in fiscal 2003 represent settlements from brand name litigation, pharmaceutical manufacturer antitrust litigation, and vitamin antitrust litigation. The payments in 2002 and 2001 (which are now concluded) were a result of a pharmacy class action against drug manufacturers.

Leases

Although 18% of locations are owned, the remainder are leased premises. Original non-cancelable lease terms typically are 20-25 years and may contain escalation clauses, along with options that permit cancellation. The total amount of the minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon sales.

Minimum rental commitments at August 31, 2003, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Millions):

2004	$ 1,187.6
2005	1,219.1
2006	1,188.4
2007	1,148.7
2008	1,081.6
Later	13,490.5
Total minimum lease payments	$19,315.9

The above minimum lease payments include minimum rental commitments related to capital leases of $8.4 million at August 31, 2003. This capital lease amount includes $2.7 million of executory costs and imputed interest. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $49.0 million on leases due in the future under non-cancelable subleases.

The company remains secondarily liable on 57 assigned leases. The maximum potential of undiscounted future payments is $15.9 million as of August 31, 2003. Lease option dates vary with some extending to 2018. Most of the assignments were a result of the sale of the "Wag’s" restaurants in August 1988. The company has recorded liabilities in cases where the assignee has defaulted on its obligations, and such liabilities are not material to the financial statements.

During fiscal 2002, the company entered into two sale-leaseback transactions. The properties were sold at net book value and resulted in proceeds of $302 million. The related leases are accounted for as operating leases.

Rental expense was as follows (In Millions):

	2003	2002	2001
Minimum rentals	$1,000.4	$873.0	$730.1
Contingent rentals	22.1	23.6	26.2
Less: Sublease rental income	(12.1)	(11.1)	(10.4)
	$1,010.4	$885.5	$745.9

Income Taxes

The provision for income taxes consists of the following (In Millions):

	2003	2002	2001
Current provision -
Federal	$574.0	$510.2	$417.1
State	80.1	85.0	73.1
	654.1	595.2	490.2
Deferred provision -
Federal	48.4	24.0	47.1
State	10.5	(1.1)	(.2)
	58.9	22.9	46.9
	$713.0	$618.1	$537.1

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (In Millions):

	2003	2002
Deferred tax assets -
Employee benefit plans	$181.3	$106.2
Accrued rent	56.1	56.5
Insurance	108.0	82.7
Inventory	29.1	35.6
Other	44.9	95.3
	419.4	376.3
Deferred tax liabilities -
Accelerated depreciation	486.2	401.9
Inventory	103.0	98.9
Other	28.3	14.7
	617.5	515.5
Net deferred tax liabilities	$198.1	$139.2

Income taxes paid were $625.2 million, $528.0 million and $432.1 million during the fiscal years ended August 31, 2003, 2002 and 2001, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

Short-Term Borrowings

The company obtained funds through the placement of commercial paper, as follows (In Millions):

	2003	2002	2001
Average outstanding during the year	-	$ 250.2	$ 304.9
Largest month-end balance	-	689.0	461.2
	-	(Nov)	(Nov)
Weighted-average interest rate	-	2.3%	5.2%

At August 31, 2003, the company had a syndicated bank line of credit facility of $400 million to support the company’s short-term commercial paper program.

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

As of August 31, 2003, 108,783,583 shares of common stock were reserved for future stock issuances under the company’s various employee benefit plans. Preferred stock of 10,249,083 shares has been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

Stock Compensation Plans

The Walgreen Co. Executive Stock Option Plan provides to key employees the granting of options to purchase company common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until October 9, 2006, for an aggregate of 38,400,000 shares of common stock of the company. Compensation expense related to the plan was less than $1 million in fiscal 2003 and fiscal 2002 and $1.4 million in fiscal 2001. The options granted during fiscal 2003, 2002 and 2001 have a minimum three-year holding period.

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase company common stock over a period of 10 years to eligible non-executive employees upon the purchase of company shares subject to certain restrictions. Under the terms of the Plan, the option price cannot be more than 15% lower than the fair market value at the date of grant. Compensation expense related to the Plan was $1.2 million in fiscal 2003, $10.9 million in fiscal 2002 and $9.6 million in fiscal 2001. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock of the company. The options granted during fiscal 2003, 2002 and 2001 have a two-year holding period.

The Walgreen Co. Restricted Performance Share Plan provides for the granting of up to 32,000,000 shares of common stock to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Compensation expense related to the Plan was $5.5 million in fiscal 2003, $5.4 million in fiscal 2002 and $3.6 million in fiscal 2001. The number of shares granted was 79,869 in 2003, 81,416 in 2002 and 61,136 in 2001.

Under the Walgreen Co. 1982 Employees Stock Purchase Plan, eligible employees may purchase company stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares for which all participants have the right to purchase under this Plan is 74,000,000.

The Walgreen Co. Option 3000 Plan offers substantially all employees, in conjunction with opening the company’s 3,000th store, a stock option award to purchase from 75 to 500 shares, based on years of service. The stock option award, issued at fair market value on the date of the grant, represented a total of 14,859,275 shares of Walgreen Co. common stock. The options vest after three years and are exercisable up to 10 years after the grant date, subject to earlier termination of optionee’s employment ends.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible employees to purchase common stock over a 10-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Options may be granted for an aggregate of 15,000,000 shares of company common stock until all options have either been exercised or have expired. Except as may be otherwise determined by the Compensation Committee, there is a holding period of three years for options granted under this Plan. Under this Plan, on March 11, 2003, substantially all employees, in conjunction with opening the company's 4,000th store, were granted a stock option award to purchase 100 shares. The stock option award, issued at fair market value on the date of the grant, represented a total of 14,532,000 shares of Walgreen Co. common stock. The options vest after three years and are exercisable up to 10 years after the grant date, subject to earlier termination of optionee’s employment ends.

The Walgreen Co. Nonemployee Director Stock Plan provides that each Nonemployee Director receives an equity grant of shares each fiscal year on November 1. The number of shares granted shall be determined by dividing $80,000 by the price of a share of common stock on November 1 of the relevant fiscal year. During the term of the Plan, each Nonemployee Director will also receive fifty percent of his or her quarterly retainer in the form of shares, which may be deferred into an equal number of stock units. In addition, a Nonemployee Director may elect to receive all or a portion of the cash component of his or her quarterly retainer and meeting fees in the form of deferred stock units or to have such amounts placed in a deferred cash compensation account. In fiscal 2003, each Nonemployee Director received a grant of 2,361 shares. In both 2002 and 2001 each Nonemployee Director received a grant of 2,000 shares.

A summary of information relative to the company's stock option plans follows:

	Options Outstanding		Options Exercisable
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
August 31, 2000	39,377,661	$16.55	19,267,211	$6.45
Granted	5,354,388	36.68
Exercised	(5,532,895)	5.75
Canceled/Forfeited	(2,943,030)	28.02
August 31, 2001	36,256,124	$20.24	14,824,227	$7.40
Granted	2,886,365	34.05
Exercised	(3,525,955)	7.28
Canceled/Forfeited	(1,315,499)	30.32
August 31, 2002	34,301,035	$22.35	13,786,657	$9.71
Granted	17,701,356	28.86
Exercised	(2,747,055)	8.79
Canceled/Forfeited	(2,924,991)	28.95
August 31, 2003	46,330,345	$25.23	26,306,122	$21.57

Net options granted as a percentage of outstanding shares at fiscal year-end were 1.4% in fiscal 2003, 0.2% in fiscal 2002 and 0.2% in fiscal 2001.

The following table summarizes information concerning currently outstanding and exercisable options:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 8/31/03	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 8/31/03	Weighted-Average Exercise Price
$ 4 to 24	13,329,481	3.38 yrs.	$11.95	13,329,481	$11.95
25 to 30	22,300,397	8.30	28.37	9,704,114	29.17
31 to 46	10,700,467	7.93	35.20	3,272,527	38.21
$ 4 to 46	46,330,345	6.80 yrs.	$25.23	26,306,122	$21.57

The weighted-average fair value and exercise price of options granted for fiscal 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Granted at market price -
Weighted-average fair value	$10.36	$13.60	$14.28
Weighted-average exercise price	28.80	34.40	32.88
Granted below market price -
Weighted-average fair value	13.37	11.86	20.78
Weighted-average exercise price	31.48	33.21	38.78

The fair value of each option grant used in the pro forma net earnings and net earnings per share was determined using the Black-Scholes option pricing model with weighted-average assumptions used for grants in fiscal 2003, 2002 and 2001:

	2003	2002	2001
Risk-free interest rate	3.36%	4.56%	6.16%
Average life of option (years)	7	7	7
Volatility	28.04%	27.58%	25.95%
Dividend yield	.29%	.22%	.16%

.

Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $168.0 million in 2003, $145.7 million in 2002 and $126.6 million in 2001.

The company provides certain health and life insurance benefits for retired employees who meet eligibility requirements, including age and years of service. The costs of these benefits are accrued over the period earned. The company's postretirement health and life benefit plans currently are not funded.

Components of net periodic benefit costs (In Millions):

	2003	2002	2001
Service cost	$10.2	$ 6.0	$ 4.8
Interest cost	15.7	10.5	8.7
Amortization of actuarial loss	4.9	1.4	.3
Amortization of prior service cost	(0.4)	(0.4)	-
Total postretirement benefit cost	$30.4	$17.5	$13.8

Change in benefit obligation (In Millions):

	2003	2002
Benefit obligation at September 1	$226.4	$142.7
Service cost	10.2	6.0
Interest cost	15.7	10.5
Actuarial loss	102.9	72.6
Benefit payments	(6.9)	(6.6)
Participants contributions	1.3	1.2
Benefit obligation at August 31	$349.6	$226.4

Change in plan assets (In Millions):

	2003	2002
Plan assets at fair value at September 1	$ -	$ -
Plan participants contributions	1.3	1.2
Employer contributions	5.6	5.4
Benefits paid	(6.9)	(6.6)
Plan assets at fair value at August 31	$ -	$ -

Funded status (In Millions):

	2003	2002
Funded status	$(349.6)	$(226.4)
Unrecognized actuarial loss	197.0	99.1
Unrecognized prior service cost	(6.2)	(6.7)
Accrued benefit cost at August 31	$(158.8)	$(134.0)

The discount rate assumptions used to compute the postretirement benefit obligation at year-end were 6.5% for 2003 and 7.0% for 2002.

Future benefit costs were estimated assuming medical costs would increase at an 8.5% annual rate decreasing to 5.25% over the next six years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects (In Millions):

	1% Increase	1% Decrease
Effect on service and interest cost	$ 6.8	$ (5.1)
Effect on postretirement obligation	83.4	(63.4)

Supplementary Financial Information

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Millions):

	2003	2002
Accounts receivable -
Accounts receivable	$1,044.9	$974.9
Allowances for doubtful accounts	(27.1)	(20.1)
	$1,017.8	$954.8
Accrued expenses and other liabilities -
Accrued salaries	$376.4	$323.8
Taxes other than income taxes	213.9	179.9
Profit sharing	166.4	143.3
Other	481.0	370.9
	$1,237.7	$1,017.9

Summary of Quarterly Results (Unaudited)

(Dollars in Millions, except per share data)

	Quarter Ended
	November 30	February 28	May 31	August 31	Fiscal Year
Fiscal 2003
Net sales	$7,484.9	$8,446.1	$8,328.0	$8,246.4	$32,505.4
Gross profit	1,995.7	2,348.1	2,230.0	2,225.4	8,799.2
Net earnings	231.6	370.9	296.1	277.1	1,175.7
Per Common Share -
Basic	$.23	$.36	$.29	$.27	$1.15
Diluted	.22	.36	.29	.27	1.14
Fiscal 2002
Net sales	$6,559.4	$7,488.5	$7,397.9	$7,235.3	$28,681.1
Gross profit	1,697.9	2,033.9	1,937.2	1,936.0	7,605.0
Net earnings	185.9	326.6	259.0	247.7	1,019.2
Per Common Share -
Basic	$.18	$.32	$.25	$.25	$1.00
Diluted	.18	32.25		.24	.99

Comments on Quarterly Results:

In further explanation of and supplemental to the quarterly results, the 2003 fourth quarter LIFO adjustment was a credit of $19.5 million compared to a 2002 credit of $9.9 million. If the 2003 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at August 31, 2003, earnings per share would have increased in the first and second quarters by $.01 per quarter and decreased in the fourth quarter by $.02. Similar adjustments in 2002 would have increased earnings per share in the first quarter by $.01 and decreased earnings per share in the fourth quarter by $.01.

The quarter ended August 31, 2003, includes pre-tax income of $.6 million (less than $.001 per share) from the payment of an antitrust lawsuit. The quarter ended August 31, 2002, includes pre-tax income of $.7 million (less than $.001 per share) from the final payment of the company’s portion of the litigation settlement.

Common Stock Prices

Below is the New York Stock Exchange high and low sales price for each quarter of fiscal 2003 and 2002.

		Quarter Ended
		November 30	February 28	May 31	August 31	Fiscal Year
Fiscal 2003	High	$36.20	$32.99	$33.66	$33.28	$36.20
	Low	28.05	26.90	27.33	28.80	26.90
Fiscal 2002	High	$36.00	$40.70	$40.29	$39.49	$40.70
	Low	28.70	30.72	36.10	30.20	28.70

Reports of Independent Public Accountants

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. and subsidiaries (the "Company") as of August 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended August 31, 2001 were audited by other auditors who have ceased operations. Those auditors expressed in their report dated September 28, 2001 an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Walgreen Co. and subsidiaries as of August 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Chicago, Illinois
October 6, 2003

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

/s/ Arthur Andersen LLP (1)
Chicago, Illinois
September 28, 2001

  This report is a copy of the previously issued report covering fiscal year 2001. The predecessor auditor has not reissued their report.

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

The firm of Deloitte & Touche LLP, independent public accountants, was engaged to render a professional opinion on Walgreen Co.'s consolidated financial statements as of August 31, 2003 and 2002. Their report contains an opinion based on their audit, which was made in accordance with auditing standards generally accepted in the United States of America and procedures which they believed were sufficient to provide reasonable assurance that the consolidated financial statements, considered in their entirety, are not misleading and do not contain material errors. The financial statements for the year ended August 31, 2001, were audited by other auditors whose report expressed an unqualified opinion on those statements.

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

/s/	David W. Bernauer	/s/	William M. Rudolphsen
	Chairman of the Board and Chief Executive Officer		Controller and Chief Accounting Officer
/s/	Roger L. Polark
Senior Vice President and Chief Financial Officer

WALGREENS NATIONWIDE

STATE	2003	2002
Alabama	30	24
Arizona	202	192
Arkansas	22	19
California	356	325
Colorado	84	76
Connecticut	41	39
Florida	606	578
Georgia	71	51
Idaho	12	9
Illinois	450	441
Indiana	136	131
Iowa	51	50
Kansas	41	36
Kentucky	48	47
Louisiana	86	76
Maryland	13	13
Massachusetts	94	91
Michigan	132	119
Minnesota	82	79
Mississippi	24	20
Missouri	128	124
Nebraska	42	39
Nevada	48	43
New Hampshire	10	10
New Jersey	68	65
New Mexico	45	44
New York	59	57
North Carolina	36	19
North Dakota	1	1
Ohio	137	119
Oklahoma	56	51
Oregon	30	23
Pennsylvania	28	20
Rhode Island	15	15
South Carolina	22	11
South Dakota	5	4
Tennessee	157	144
Texas	430	391
Utah	11	8
Vermont	1	-
Virginia	41	33
Washington	67	51
Wisconsin	148	139
Wyoming	2	1
Puerto Rico	59	55
Total	4,227	3,883

Includes three mail service facilities at
August 31, 2003 and 2002.