Form 10-K, Exhibit 13
period 2004-08-31
WALGREEN CO
filed 2004-11-12
CIK 104207

Eleven-Year Summary of Selected Consolidated Financial Data Walgreen Co. and Subsidiaries (Dollars in Millions, except per share data)
Fiscal Year	2004	2003	2002	2001
Net Sales	$37,508.2	$32,505.4	$28,681.1	$24,623.0
Costs and Deductions
Cost of sales	27,310.4	23,706.2	21,076.1	18,048.9
Selling, occupancy and administration	8,055.1	6,950.9	5,980.8	5,175.8
Other income (1)	33.6	40.4	13.1	24.4
Total Costs and Deductions	35,331.9	30,616.7	27,043.8	23,200.3
Earnings
Earnings before income tax provision and cumulative effect of accounting changes	2,176.3	1,888.7	1,637.3	1,422.7
Income tax provision	816.1	713.0	618.1	537.1
Earnings before cumulative effect of accounting changes	1,360.2	1,175.7	1,019.2	885.6
Cumulative effect of accounting changes (2)	-	-	-	-
Net Earnings	$ 1,360.2	$ 1,175.7	$ 1,019.2	$ 885.6
Per Common Share (3)
Net earnings (2)
Basic	$ 1.33	$ 1.15	$ 1.00	$ .87
Diluted	1.32	1.14	.99	.86
Dividends declared	.18	.16	.15	.14
Book value	8.04	7.02	6.08	5.11
Non-Current Liabilities
Long-term debt	$ 12.4	$ 9.4	$ 11.2	$ 20.8
Deferred income taxes	327.6	228.0	176.5	137.0
Other non-current liabilities	696.2	552.3	505.7	457.2
Assets and Equity
Total assets (4)	$13,342.1	$11,656.8	$10,117.2	$ 9,042.3
Shareholders' equity	8,228.0	7,195.7	6,230.2	5,207.2
Return on average shareholders' equity	17.6%	17.5%	17.8%	18.8%
Drugstore Units
Year-end: Units (5)	4,582	4,227	3,883	3,520

2000	1999	1998	1997	1996	1995	1994
$21,206.9	$17,838.8	$15,306.6	$13,363.0	$11,778.4	$10,395.1	$9,235.0

15,465.9	12,978.6	11,139.4	9,681.8	8,514.9	7,482.3	6,614.4
4,516.9	3,844.8	3,332.0	2,972.5	2,659.5	2,392.7	2,164.9
39.2	11.9	41.9	3.9	2.9	3.6	2.7
19,943.6	16,811.5	14,429.5	12,650.4	11,171.5	9,871.4	8,776.6

1,263.3	1,027.3	877.1	712.6	606.9	523.7	458.4
486.4	403.2	339.9	276.1	235.2	202.9	176.5
776.9	624.1	537.2	436.5	371.7	320.8	281.9
-	-	(26.4)	-	-	-	-
$ 776.9	$ 624.1	$ 510.8	$ 436.5	$ 371.7	$ 320.8	$ 281.9

$ .77	$ .62	$ .51	$ .44	$ .38	$ .33	$ .29
.76	.62	.51	.44	.37	.32	.29
.14	.13	.13	.12	.11	.11	.09
4.19	3.47	2.86	2.40	2.08	1.82	1.60

$ 18.2	$ 18.0	$ 13.6	$ 3.3	$ 3.4	$ 2.4	$ 1.8
101.6	74.8	89.1	112.8	145.2	142.3	137.7
446.2	405.8	369.9	279.2	259.9	237.6	213.8

$ 7,103.7	$ 5,906.7	$ 4,901.6	$ 4,207.1	$ 3,633.6	$ 3,252.6	$2,872.8
4,234.0	3,484.3	2,848.9	2,373.3	2,043.1	1,792.6	1,573.6
20.1%	19.7%	19.6%	19.8%	19.4%	19.1%	19.1%

3,165	2,821	2,549	2,358	2,193	2,085	1,968

(1) Fiscal 2004, 2003, 2002, 2001 and 2000 include pre-tax income of $16.3 million ($.010 per share), $29.6 million ($.018 per share), $6.2 million ($.004 per share), $22.1 million ($.013 per share) and $33.5 million ($.021 per share), respectively, from the receipts of the company's portion of litigation settlements. Fiscal 1998 includes a pre-tax gain of $37.4 million ($.023 per share) from the sale of the company's long-term care pharmacy business.

(2) Fiscal 1998 includes an after-tax $26.4 million ($.03 per share) charge from the cumulative effect of accounting change for system development costs.

(3) Per share data have been adjusted for two-for-one stock splits in 1999, 1997 and 1995.

(4) Certain amounts for fiscal 2003, 2002 and 2001 have been reclassified to be consistent with the fiscal 2004 presentation.

(5) Units include mail service facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Introduction

Walgreens is engaged in the retail sale of prescription and nonprescription drugs and general merchandise. General merchandise includes, among other things, cosmetics, toiletries, household items, food, beverages, and photofinishing. Customers can have prescriptions filled at the drugstore counter, as well as through the mail, by telephone, and on the Internet. The total number of drugstores (including three mail service facilities) at August 31, 2004, was 4,582 located in 44 states and Puerto Rico.

The drugstore industry is highly competitive. In addition to other drugstore chains, independent drugstores, mail order prescription providers and Internet pharmacies, we also compete with various other retailers including grocery stores, mass merchants and dollar stores.

The long-term outlook for prescription sales is strong due in part to the aging population, as well as the continued development of innovative drugs that improve quality of life and control healthcare costs. Although the effect of the new Medicare prescription drug legislation on retail pharmacy is difficult to fully ascertain at this time, we are experiencing additional prescription sales as a result of the new senior discount cards; however, gross margin rates on these sales are lower. As an efficient provider, we feel we are positioned well for these industry developments. We continue with expansion into new markets and increased penetration in existing markets. We believe we are well staffed with pharmacists for both current demands and future growth, with only select market needs.

Operating Statistics

	Percentage Increases
Fiscal Year	2004	2003	2002
Net Sales	15.4	13.3	16.5
Net Earnings	15.7	15.4	15.1
Comparable Drugstore Sales	10.9	8.6	10.5
Prescription Sales	17.8	17.4	21.2
Comparable Drugstore Prescription Sales	14.0	13.2	16.3
Front-End Sales	11.7	7.5	10.1
Comparable Front-End Sales	6.1	2.0	3.0

	Percent to Sales
Fiscal Year	2004	2003	2002
Gross Margin	27.2	27.1	26.5
Selling, Occupancy & Administration Expenses	21.5	21.4	20.9

	Other Statistics
Fiscal Year	2004	2003	2002
Prescription Sales as a % of Net Sales	63.2	62.0	59.8
Third Party Sales as a % of Drugstore Prescription Sales	91.7	90.6	89.8
Total Number of Stores	4,582	4,227	3,883

Results of Operations

Fiscal 2004 was the 30th consecutive year of record sales and earnings. Net earnings were $1.360 billion, or $1.32 per share (diluted), an increase of 15.7% from last year's earnings of $1.176 billion, or $1.14 per share (diluted). Net earnings increases resulted from improved sales and gross profit ratios partially offset by higher expense ratios. Included in this year's results was a $16.3 million pre-tax gain ($.010 per share) from the receipt of litigation settlements. Last year's results included $29.6 million ($.018 per share) of comparable receipts. Excluding these gains, fiscal year earnings rose 16.7%.

Net sales increased by 15.4% to $37.5 billion in fiscal 2004 compared to increases of 13.3% in 2003 and 16.5% in 2002. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes. Sales in comparable drugstore (those open at least one year) were up 10.9% in 2004, 8.6% in 2003 and 10.5% in 2002. The company operated 4,582 drugstores as of August 31, 2004, compared to 4,227 as of August 31, 2003, and 3,883 at August 31, 2002.

Prescription sales increased 17.8% in 2004, 17.4% in 2003 and 21.2% in 2002. Comparable drugstore prescription sales were up 14.0% in 2004, 13.2% in 2003 and 16.3% in 2002. Prescription sales were 63.2% of total sales for fiscal 2004 compared to 62.0% in 2003 and 59.8% in 2002. The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced prescription sales by 1.2% for fiscal 2004, 2.1% for 2003 and 1.5% for 2002. The shift of Prilosec in September 2003 to over-the-counter status and its related effect on Omeprazole (generic Prilosec) also reduced prescription sales. Similarly, the shift of Claritin in December 2002 from prescription to over-the-counter status reduced prescription sales. Third party sales, where reimbursement is received from managed care organizations as well as government and private insurance, were 91.7% of pharmacy sales in 2004, 90.6% in 2003 and 89.8% in 2002.

Non-prescription (front-end) sales increased 11.7% in 2004, 7.5% in 2003 and 10.1% in 2002, primarily driven by improved customer counts. Front-end sales were 36.5% of total sales in fiscal 2004, 37.8% in 2003 and 39.8% in 2002.

Gross margins as a percent of total sales were 27.2% in 2004, 27.1% in 2003 and 26.5% in 2002. Both prescription and front-end margins increased in fiscal 2004. Prescription margins increased primarily because of higher generic drug utilization. Partially offsetting these increases was the shift in sales mix toward prescriptions, which carry a lower margin than front-end merchandise. In addition, third party sales, which typically have lower profit margins than cash prescriptions, continue to become a larger portion of prescription sales. Non-prescription margins increased due to our sales mix moving to higher margin categories, especially digital film processing. Contributing to the fiscal 2003 increase was the shift in vendor allowances from advertising to cost of sales. As of January 2003, we adopted Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor." The impact of EITF Issue No. 02-16 in fiscal 2003 resulted in an increase to advertising costs of $75.0 million (.23% of total sales), a reduction to cost of sales of $56.2 million (.17% of total sales), and a reduction to pre-tax earnings and inventory of $18.8 million.

We use the last-in, first-out (LIFO) method of inventory valuation. The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix. The effective LIFO inflation rates were .14% in 2004, .84% in 2003 and 1.42% in 2002, which resulted in charges to cost of sales of $6.7 million in 2004, $36.2 million in 2003 and $55.9 million in 2002. Inflation on prescription inventory was .7% in 2004, 3.8% in 2003 and 4.3% in 2002. In all three fiscal years, we experienced some deflation in non-prescription inventories.

Selling, occupancy and administration expenses were 21.5% of sales in fiscal 2004, 21.4% in fiscal 2003 and 20.9% in fiscal 2002. The increase in fiscal 2004, as a percent to sales, was caused by higher advertising costs as well as costs associated with our ongoing conversion from analog to digital photo labs. Lower sales as a result of new generic drugs also increased expense ratios in 2004 and 2003. In addition, fiscal 2003 was affected by the shift in vendor allowances from advertising to cost of sales, as well as higher store salaries and occupancy as a percent to sales.

Interest income increased in 2004 principally due to higher investment levels. Average net investment levels were approximately $1.281 billion in 2004, $631 million in 2003 and $162 million in 2002.

The effective income tax rate was 37.5% for fiscal 2004 and 37.75% for both 2003 and 2002.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from these judgments and estimates would not have a material impact on the consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. Some of the more significant estimates include liability for closed locations, liability for insurance claims, vendor allowances, allowance for doubtful accounts and cost of sales. We use the following techniques to determine estimates:

Liability for closed locations -
The present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.
Liability for insurance claims -

Provisions for these losses are recorded based upon estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Vendor allowances -

Vendor allowances are principally received as a result of purchase levels, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expense to the extent of advertising incurred, with the excess treated as a reduction of inventory costs.

Allowance for doubtful accounts -
Based on both specific receivables and historic write-off percentages.
Cost of sales -
Primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories.

Liquidity and Capital Resources

Cash and cash equivalents were $1.696 billion at August 31, 2004, compared to $1.268 billion at August 31, 2003. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in top-tier money market funds, tax exempt bonds and commercial paper.

Net cash provided by operating activities was $1.653 billion in fiscal 2004 and $1.504 billion in fiscal 2003. The increase was due primarily to higher earnings, partially offset by higher accounts receivables that were affected by the timing of payment cycles. Our profitability is the principal source of funds for expansion and remodeling programs, dividends to shareholders, the stock repurchase program and various technological improvements.

Net cash used for investing activities was $923.1 million versus $702.2 million last year. Additions to property and equipment were $939.5 million compared to $795.1 million last year. There were 446 new or relocated stores, including seven home medical centers, three home infusion centers and two clinical pharmacies opened during the year. This compared to 439 last year, which included nine home medical centers and two clinical pharmacies. New stores are owned or leased. There were 46 owned locations opened during the year and 63 under construction at August 31, 2004, versus 54 owned and 43 under construction as of August 31, 2003. During the year, a new distribution center opened in Moreno Valley, California. Last year, a distribution center was opened in Perrysburg, Ohio.

Capital expenditures for fiscal 2005 are expected to be approximately $1.5 billion. We expect to open about 450 new stores in fiscal 2005, with a net increase of approximately 365 stores, and anticipate having a total of 7,000 drugstores by the year 2010. We are continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, expenditures are planned for technology and distribution centers. A new distribution center is planned for South Carolina with an anticipated opening date in 2007.

[PIE CHART] CAPITAL EXPENDITURES IN FISCAL YEAR 2005

We plan to spend approximately $1.5 billion

  Stores - 47%
  Distribution - 15%
  Store Technology - 26%
  Other - 12%

Net cash used for financing activities was $302.1 million compared to $222.1 million last year. On July 14, 2004, the Board of Directors announced a stock repurchase program of up to $1 billion, which we plan to execute over the next four years. During fiscal 2004 we purchased $21.9 million of company shares related to the stock repurchase program. An additional $277.3 million of shares were purchased to support the long-term needs of the employee stock plans, which compares to similar purchases of $149.2 million last year. This year we had proceeds related to employee stock plans of $145.1 million versus $82.0 million last year. There were no new borrowings or outstanding borrowings during either period. At August 31, 2004, we had a syndicated bank line of credit facility of $200 million to support our short-term commercial paper program.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments at August 31, 2004 (In Millions):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases*	$21,692.7	$1,279.8	$2,606.1	$2,425.3	$15,381.5
Purchase obligations:
Open inventory purchase orders*	770.0	770.0	-	-	-
Real estate development*	378.4	378.4	-	-	-
Other corporate obligations*	84.4	44.6	39.8	-	-
Insurance	353.3	130.2	119.0	68.7	35.4
Retiree health & life	204.5	7.1	14.6	19.2	163.6
Closed location obligations	77.6	19.4	28.1	16.8	13.3
Long-term debt	14.7	2.3	9.7	0.6	2.1
Capital lease obligations	36.0	2.0	2.0	2.0	30.0
Other long-term liabilities reflected on the balance sheet	199.9	16.6	19.4	23.8	140.1
Total	$23,811.5	$2,650.4	$2,838.7	$2,556.4	$15,766.0

* Not on balance sheet.

Off-Balance Sheet Arrangements

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows (In Millions):

Inventory obligations	$ 77.2
Real estate development	1.6
Insurance	156.2
Total	$235.0

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

Recent Accounting Pronouncements

In November 2003, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-10, "Application of EITF Issue No. 02-16, 'Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor,' by Resellers to Sales Incentives Offered to Consumers by Manufacturers," which will be effective in fiscal year 2005. We are already in conformity with this new pronouncement; therefore, the implementation will not impact the financial statements.

In December 2003, the Financial Accounting Standards Board (FASB) revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits-an Amendment of FASB Statements No. 87, 88, and 106," to include additional disclosures. The interim disclosure requirements were presented in our fiscal year 2004 third quarter statements. The annual disclosure requirements are reflected in our fiscal 2004 annual financial statements. (See Note "Retirement Benefits" in the Notes to Consolidated Financial Statements.)

In May 2004, the FASB issued FSP FAS 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvements and Modernization Act of 2003." This statement requires the company to disclose the effects of the Act and to assess the impact of the subsidy on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost in the first interim or annual period beginning after June 15, 2004. The effective date for the company is the quarter ending November 30, 2004. We are currently evaluating the impact of the Act on our postretirement benefit plan.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Those risks and uncertainties include changes in economic conditions generally or in the markets served by the company; consumer preferences and spending patterns; changes in or the introduction of new state or federal legislation or regulations; the availability and cost of real estate and construction; competition; and risks associated with new business endeavors. Please see Walgreen Co.'s Form 10-K for the period ended August 31, 2004, for a discussion of certain other important factors as they relate to forward-looking statements. Actual results could differ materially.

Consolidated Statements of Earnings and Shareholders' Equity Walgreen Co. and Subsidiaries For the Years Ended August 31, 2004, 2003 and 2002 (Dollars in Millions, except per share data)
Earnings	2004	2003	2002
Net Sales	$37,508.2	$32,505.4	$28,681.1
Costs and Deductions
Cost of sales	27,310.4	23,706.2	21,076.1
Selling, occupancy and administration	8,055.1	6,950.9	5,980.8
	35,365.5	30,657.1	27,056.9
Other Income
Interest income	17.3	10.8	6.9
Other income	16.3	29.6	6.2
	33.6	40.4	13.1
Earnings
Earnings before income tax provision	2,176.3	1,888.7	1,637.3
Income tax provision	816.1	713.0	618.1
Net Earnings	$ 1,360.2	$ 1,175.7	$ 1,019.2
Net Earnings per Common Share
Basic	$ 1.33	$ 1.15	$ 1.00
Diluted	1.32	1.14	.99
Average shares outstanding	1,024,512,865	1,024,908,276	1,022,554,460
Dilutive effect of stock options	7,285,553	6,672,051	9,716,486
Average shares outstanding assuming dilution	1,031,798,418	1,031,580,327	1,032,270,946

	Common Stock	Common Stock	Paid-in	Retained	Common Stock in
Shareholders' Equity	Shares	Amount	Capital	Earnings	Treasury
Balance, August 31, 2001	1,019,425,052	$79.6	$596.7	$4,530.9	$ -
Net earnings	-	-	-	1,019.2	-
Cash dividends declared ($.145 per share)	-	-	-	(148.4)	-
Employee stock purchase and option plans	5,483,224.5		151.7	-	-
Balance, August 31, 2002	1,024,908,276	80.1	748.4	5,401.7	-
Net earnings	-	-	-	1,175.7	-
Cash dividends declared ($.155625 per share)	-	-	-	(159.6)	-
Employee stock purchase and option plans	-	-	(50.6)	-	-
Balance, August 31, 2003	1,024,908,276	80.1	697.8	6,417.8	-
Net earnings	-	-	-	1,360.2	-
Cash dividends declared ($.181875 per share)	-	-	-	(186.4)	-
Treasury stock purchases	(8,518,500)	-	-	-	(299.2)
Employee stock purchase and option plans	6,902,961	-	(65.2)	-	222.9
Balance, August 31, 2004	1,023,292,737	$80.1	$632.6	$7,591.6	$ (76.3)

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets Walgreen Co. and Subsidiaries At August 31, 2004 and 2003 (Dollars in Millions)
Assets	2004	2003
Current Assets
Cash and cash equivalents	$ 1,695.5	$ 1,268.0
Accounts receivable, net	1,169.1	1,017.8
Inventories	4,738.6	4,202.7
Other current assets	161.2	120.5
Total Current Assets	7,764.4	6,609.0
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	5,446.4	4,940.0
Other non-current assets	131.3	107.8
Total Assets	$13,342.1	$11,656.8

Liabilities and Shareholders' Equity
Current Liabilities
Trade accounts payable	$ 2,641.5	$ 2,407.8
Accrued expenses and other liabilities	1,370.5	1,157.8
Income taxes	65.9	105.8
Total Current Liabilities	4,077.9	3,671.4
Non-Current Liabilities
Deferred income taxes	327.6	228.0
Other non-current liabilities	708.6	561.7
Total Non-Current Liabilities	1,036.2	789.7
Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,025,400,000 in 2004 and 1,024,908,276 in 2003	80.1	80.1
Paid-in capital	632.6	697.8
Retained earnings	7,591.6	6,417.8
Treasury stock at cost, 2,107,263 shares in 2004	(76.3)	-
Total Shareholders' Equity	8,228.0	7,195.7
Total Liabilities and Shareholders' Equity	$13,342.1	$11,656.8

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows Walgreen Co. and Subsidiaries For the Years Ended August 31, 2004, 2003 and 2002 (In Millions)
	2004	2003	2002
Cash Flows from Operating Activities
Net earnings	$1,360.2	$1,175.7	$ 1,019.2
Adjustments to reconcile net earnings to net cash provided by operating activities -
Depreciation and amortization	403.1	346.1	307.3
Deferred income taxes	72.2	58.9	22.9
Income tax savings from employee stock plans	50.3	24.4	56.8
Other	30.9	29.2	(8.6)
Changes in operating assets and liabilities -
Inventories	(536.0)	(557.5)	(162.8)
Trade accounts payable	233.7	294.7	253.8
Accounts receivable, net	(171.6)	(56.7)	(170.6)
Accrued expenses and other liabilities	207.6	136.0	140.7
Income taxes	(39.9)	4.9	14.3
Other	42.2	48.3	30.7
Net cash provided by operating activities	1,652.7	1,504.0	1,503.7
Cash Flows from Investing Activities
Additions to property and equipment	(939.5)	(795.1)	(934.4)
Disposition of property and equipment	6.2	84.5	368.1
Net proceeds from corporate-owned life insurance	10.2	8.4	14.4
Net cash used for investing activities	(923.1)	(702.2)	(551.9)
Cash Flows from Financing Activities
Payments of short-term borrowings	-	-	(440.7)
Cash dividends paid	(176.9)	(152.4)	(147.0)
Stock purchases	(299.2)	(149.2)	(25.4)
Proceeds from employee stock plans	145.1	82.0	136.5
Other	28.9	(2.5)	(12.3)
Net cash used for financing activities	(302.1)	(222.1)	(488.9)
Changes in Cash and Cash Equivalents
Net increase in cash and cash equivalents	427.5	579.7	462.9
Cash and cash equivalents at beginning of year	1,268.0	688.3	225.4
Cash and cash equivalents at end of year	$1,695.5	$1,268.0	$ 688.3

The accompanying Summary of Major Accounting Policies and the Notes to
Consolidated Financial Statements are integral parts of these statements.

Summary of Major Accounting Policies

Description of Business

The company is principally in the retail drugstore business and its operations are within one reportable segment. Stores are located in 44 states and Puerto Rico. At August 31, 2004, there were 4,579 retail drugstores and three mail service facilities. Prescription sales were 63.2% of total sales for fiscal 2004 compared to 62.0% in 2003 and 59.8% in 2002.

Basis of Presentation

The consolidated statements include the accounts of the company and its subsidiaries. All significant intercompany transactions have been eliminated. Certain amounts in the 2003, 2002 and 2001 consolidated financial statements have been reclassified to be consistent with the 2004 presentation. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. While actual results may differ from these estimates, management does not expect the differences, if any, to have a material effect on the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. The company's cash management policy provides for controlled disbursement. As a result, the company maintains overdraft positions at certain banks. Such overdrafts, which were $226.7 million as of August 31, 2004, and $330.8 million as of August 31, 2003, are included in "trade accounts payable" in the accompanying consolidated balance sheets.

Financial Instruments

The company had approximately $77.2 million and $60.7 million of outstanding letters of credit at August 31, 2004 and 2003, respectively, which guaranteed foreign trade purchases. Additional outstanding letters of credit of $156.2 million and $84.5 million at August 31, 2004 and 2003, respectively, guaranteed payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. Letters of credit were also outstanding at August 31, 2004 and 2003 in the amount of $1.6 million to guarantee performance of construction contracts. The company pays a nominal facility fee to the financing bank to keep these letters of credit active. The company also had purchase commitments of approximately $378.4 million and $245.7 million at August 31, 2004 and 2003, respectively, related to the purchase of store locations and distribution centers. There were no investments in derivative financial instruments during fiscal 2004 and 2003.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2004 and 2003, inventories would have been greater by $736.4 million and $729.7 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Included in inventory are product cost and inbound freight. Cost of sales is primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories.

 Vendor Allowances

Vendor allowances are principally received as a result of purchase levels, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs. Prior to the adoption of EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," in January 2003, the entire advertising allowance received was credited to advertising expense and resulted in a reduction of selling, occupancy and administration expense.

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

Property and equipment consists of (In Millions):

	2004	2003
Land and land improvements
Owned stores	$1,215.6	$1,129.4
Distribution centers	80.1	60.8
Other locations	40.8	29.5
Buildings and building improvements
Owned stores	1,322.4	1,226.0
Leased stores (leasehold improvements only)	478.4	440.5
Distribution centers	415.6	429.6
Other locations	162.8	112.6
Equipment
Stores	2,438.1	2,065.1
Distribution centers	623.9	582.8
Other locations	150.0	171.4
Capitalized system development costs	123.0	101.5
Capital lease properties	43.6	13.1
	7,094.3	6,362.3
Less: accumulated depreciation and amortization	1,647.9	1,422.3
	$5,446.4	$4,940.0

The company capitalizes application stage development costs for significant internally developed software projects, including "SIMS Plus," a strategic inventory management system, "Basic Department Management," a marketing system, and "PARS," an accounts receivable system. These costs are amortized over a five-year period. Amortization of these costs was $19.0 million in 2004, $19.4 million in 2003 and $19.5 million in 2002. Unamortized costs as of August 31, 2004 and 2003, were $76.6 million and $74.2 million, respectively.

Revenue Recognition

For all sales other than third party pharmacy sales, the company recognizes revenue at the time of the sale. For third party sales, revenue is recognized at the time the prescription is filled, adjusted by an estimate for those that have not yet been claimed by customers at the end of the period. Customer returns are immaterial.

Impaired Assets and Liabilities for Store Closings

The company tests long-lived assets for impairment whenever events or circumstances indicate. Store locations that have been open at least five years are periodically reviewed for impairment indicators. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Included in selling, occupancy and administration expense were impairment charges of $9.2 million in 2004, $19.5 million in 2003, and $8.4 million in 2002.

During the fourth quarter of fiscal 2002, the company implemented SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Since implementation, the present value of expected future lease costs (net of estimated sublease rent) is expensed when the location is closed. Prior to this, the liability was recognized at the time management made the decision to relocate or close the store.

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

Pre-Opening Expenses

Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

Advertising Costs

Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses, which are included in selling, occupancy and administration expense, were $230.9 million in 2004, $174.0 million in 2003 and $64.5 million in 2002. In fiscal 2003 the company adopted EITF Issue No. 02-16, "Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor," which shifted a portion of vendor allowances from advertising expense to cost of sales. The fiscal 2003 impact resulted in an increase to advertising costs of $75.0 million (.23% of total sales), a reduction to cost of sales of $56.2 million (.17% of total sales), and a reduction to pre-tax earnings and inventory of $18.8 million.

Stock-Based Compensation Plans

As permitted under SFAS No. 123, the company applies Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its plans. Under APB Opinion No. 25, compensation expense is recognized for stock option grants if the exercise price is below the fair value of the underlying stock at the measurement date.

 The company complies with the disclosure provisions of SFAS No. 123, which require presentation of pro forma information applying the fair value based method of accounting. Had compensation costs been determined consistent with the fair value based method of SFAS No. 123 for options granted in fiscal 2004, 2003 and 2002, pro forma net earnings and net earnings per common share would have been as follows (In Millions, except per share data):

		2004	2003	2002
Net earnings		$1,360.2	$1,175.7	$1,019.2
Add:	Stock-based employee compensation expenses included in reported net income, net of related tax effects	.4	.7	6.9
Deduct:	Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(44.1)	(57.0)	(67.3)
Pro forma net income		$1,316.5	$1,119.4	$ 958.8
Earnings per share:
	Basic - as reported	$ 1.33	$ 1.15	$ 1.00
	Basic - pro forma	1.29	1.09	.94

	Diluted - as reported	1.32	1.14	.99
	Diluted - pro forma	1.28	1.09	.93

Income Taxes

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

Earnings Per Share

In fiscal year 2004 and 2003, the diluted earnings per share calculation excluded certain stock options, because the options' exercise price was greater than the average market price of the common shares for the year. If they were included, anti-dilution would have resulted. At August 31, 2004 and August 31, 2003, outstanding options to purchase 2,902,996 and 10,716,109 common shares granted at a price ranging from $35.67 to $45.625 and $30.76 to $45.625 per share were excluded from the fiscal year 2004 and 2003 calculations, respectively.

Interest Expense

The company capitalized $1.1 million, $1.6 million and $8.5 million of interest expense as part of significant construction projects during fiscal 2004, 2003 and 2002, respectively. Interest paid, net of amounts capitalized, was $.2 million in 2004, $.2 million in 2003 and $.3 million in 2002.

Other Income

The company had pre-tax income of $16.3 million ($.010 per share) in fiscal 2004, $29.6 million ($.018 per share) in 2003 and $6.2 million ($.004 per share) in 2002 from the receipt of litigation settlements. Receipts in fiscal 2004 represent pharmaceutical manufacturer antitrust litigation settlements. Receipts in fiscal 2003 represent settlements from brand name drug litigation, pharmaceutical manufacturer antitrust litigation, and vitamin antitrust litigation. Receipts in 2002 were a result of a pharmacy class action against drug manufacturers.

Notes to Consolidated Financial Statements

Leases

Although 17.1% of locations are owned, the remainder are leased premises. Initial terms are typically 20 to 25 years, followed by additional terms containing cancellation options at five-year intervals, and may include rent escalation clauses. The total amount of the minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon sales.

Minimum rental commitments at August 31, 2004, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Millions):

2005	$1,309.3
2006	1,345.9
2007	1,309.0
2008	1,242.1
2009	1,215.0
Later	15,455.4
Total minimum lease payments	$21,876.7

The above minimum lease payments include minimum rental commitments related to capital leases of $68.0 million at August 31, 2004. This capital lease amount includes $32.0 million of executory costs and imputed interest. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $46.8 million on leases due in the future under non-cancelable subleases.

The company remains secondarily liable on 49 assigned leases. The maximum potential of undiscounted future payments is $11.9 million as of August 31, 2004. Lease option dates vary with some extending to 2013. Most of the assignments were a result of the sale of the "Wag's" restaurants in August 1988.

Rental expense was as follows (In Millions):

	2004	2003	2002
Minimum rentals	$1,135.5	$1,000.4	$873.0
Contingent rentals	20.3	22.1	23.6
Less: Sublease rental income	(11.9)	(12.1)	(11.1)
	$1,143.9	$1,010.4	$885.5

Income Taxes

The provision for income taxes consists of the following (In Millions):

	2004	2003	2002
Current provision -
Federal	$632.5	$574.0	$510.2
State	111.4	80.1	85.0
	743.9	654.1	595.2
Deferred provision -
Federal	71.1	48.4	24.0
State	1.1	10.5	(1.1)
	72.2	58.9	22.9
	$816.1	$713.0	$618.1

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (In Millions):

	2004	2003
Deferred tax assets -
Employee benefit plans	$212.0	$181.3
Accrued rent	52.5	56.1
Insurance	136.0	108.0
Inventory	39.6	29.1
Bad debt	15.4	10.2
Other	29.4	34.7
	484.9	419.4
Deferred tax liabilities -
Accelerated depreciation	621.5	486.2
Inventory	115.1	103.0
Other	18.6	28.3
	755.2	617.5
Net deferred tax liabilities	$270.3	$198.1

Income taxes paid were $734.1 million, $625.2 million and $528.0 million during the fiscal years ended August 31, 2004, 2003 and 2002, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

Short-Term Borrowings

The company had no short-term borrowings in fiscal 2004 or 2003. At August 31, 2004, the company had a syndicated bank line of credit facility of $200 million to support the company's short-term commercial paper program. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active.

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

On July 14, 2004, the Board of Directors announced a stock repurchase program of up to $1 billion, which is expected to be executed over the next four years. During fiscal 2004, we purchased $21.9 million of company shares related to the stock repurchase program.

 As of August 31, 2004, 108,155,356 shares of common stock were reserved for future stock issuances under the company's various employee benefit plans. Preferred stock of 10,232,927 shares has been reserved for issuance upon the exercise of Preferred Share Purchase Rights.

Stock Compensation Plans

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a ten-year period to eligible non-executive employees upon the purchase of company shares, subject to certain restrictions. Employees may purchase the company shares through cash purchases or loans. Under the terms of the Plan, the option price cannot be more than 15% lower than the fair market value at the date of grant. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock. As of August 31, 2004, there were 41,145,875 shares available for future grants. The options granted during fiscal 2004, 2003 and 2002 have a two-year vesting period. Compensation expense related to the Plan was $.6 million in fiscal 2004, $1.2 million in fiscal 2003, and $10.9 million in fiscal 2002.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until October 9, 2006, for an aggregate of 38,400,000 shares of common stock. As of August 31, 2004, 23,332,653 shares were available for future grants. The options granted during fiscal 2004, 2003 and 2002 have a three-year vesting period. Compensation expense related to the plan was less than $1 million in fiscal 2004, fiscal 2003 and fiscal 2002.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the company's 4,000th store, were granted a stock option to purchase 100 shares. Options may be granted for an aggregate of 15,000,000 shares of common stock until all options have either been exercised or have expired. The options will vest and become exercisable on March 11, 2006, and any unexercised options will expire on March 10, 2013, subject to earlier termination if the optionee's employment ends. As of August 31, 2004, 4,816,200 shares were available for future grants. Except as may be otherwise determined by the Compensation Committee, there is a vesting period of three years for options granted under this Plan.

The Walgreen Co. Option 3000 Plan offered a stock option award to all non-executive employees who were employed on May 11, 2000. Each eligible employee, in conjunction with opening the company's 3,000th store, received a stock option award to purchase from 75 to 500 shares, based on years of service. The option award, issued at fair market value on May 11, 2000, was authorized to grant an aggregate of 15,500,000 shares of common stock. The options vested and became exercisable on May 11, 2003, and any unexercised options will expire on May 10, 2010, subject to earlier termination if the optionee's employment ends.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares for which all participants have the right to purchase under this Plan is 74,000,000. As of August 31, 2004, 9,248,920 shares were available for future purchase.

The Walgreen Co. Restricted Performance Share Plan provides for the granting of shares of common stock to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Shares may be granted for an aggregate of 32,000,000 shares of common stock. As of August 31, 2004, 23,189,793 shares were available for future grants. The number of shares granted was 116,898 in 2004, 79,869 in 2003, and 81,416 in 2002. Compensation expense related to the Plan was $8.1 million in fiscal 2004, $5.5 million in fiscal 2003 and $5.4 million in fiscal 2002.

The Walgreen Co. Nonemployee Director Stock Plan provides that each Nonemployee Director receives an equity grant of shares each year on November 1. The number of shares granted shall be determined by dividing $80,000 by the price of a share of common stock on November 1. During the term of the Plan, each Nonemployee Director will also receive fifty percent of his or her quarterly retainer in the form of shares, which may be deferred into an equal number of stock units. In addition, a Nonemployee Director may elect to receive all or a portion of the cash component of his or her quarterly retainer and meeting fees in the form of deferred stock units or to have such amounts placed in a deferred cash compensation account. Each Nonemployee Director received a grant of 2,298 shares in 2004, 2,361 shares in 2003 and 2,000 shares in 2002.

A summary of information relative to the company's stock option plans follows:

	Options Outstanding		Options Exercisable
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
August 31, 2001	36,256,124	$20.24	14,824,227	$ 7.40
Granted	2,886,365	34.05
Exercised	(3,525,955)	7.28
Canceled/Forfeited	(1,315,499)	30.32
August 31, 2002	34,301,035	22.35	13,786,657	9.71
Granted	17,701,356	28.86
Exercised	(2,747,055)	8.79
Canceled/Forfeited	(2,924,991)	28.95
August 31, 2003	46,330,345	25.23	26,306,122	21.57
Granted	2,953,230	32.33
Exercised	(5,867,982)	12.81
Canceled/Forfeited	(3,269,011)	28.54
August 31, 2004	40,146,582	$27.29	22,103,057	$24.84

The following table summarizes information concerning options outstanding and exercisable as of August 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 8/31/04	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 8/31/04	Weighted-Average Exercise Price
$ 4 to 24	8,965,668	3.13 yrs.	$14.32	8,965,668	$14.32
25 to 30	17,975,533	7.31	28.37	7,729,842	29.17
31 to 46	13,205,381	7.39	34.64	5,407,547	36.09
$ 4 to 46	40,146,582	6.40 yrs.	$27.29	22,103,057	$24.84

The weighted-average fair value and exercise price of options granted for fiscal 2004, 2003 and 2002 were as follows:

	2004	2003	2002
Granted at market price -
Weighted-average fair value	$12.17	$10.36	$13.60
Weighted-average exercise price	32.33	28.80	34.40
Granted below market price -
Weighted-average fair value	14.03	13.37	11.86
Weighted-average exercise price	32.14	31.48	33.21

The fair value of each option grant used in the pro forma net earnings and net earnings per share was determined using the Black-Scholes option pricing model with weighted-average assumptions used for grants in fiscal 2004, 2003 and 2002:

	2004	2003	2002
Risk-free interest rate	4.07%	3.36%	4.56%
Average life of option (years)	7	7	7
Volatility	28.56%	28.04%	27.58%
Dividend yield	.38%	.29%	.22%

Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $193.6 million in 2004, $168.0 million in 2003 and $145.7 million in 2002.

The company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. The costs of these benefits are accrued over the period earned. The company's postretirement health benefit plans currently are not funded.

Components of net periodic benefit costs (In Millions):

	2004	2003	2002
Service cost	$19.3	$10.2	$ 6.0
Interest cost	22.5	15.7	10.5
Amortization of actuarial loss	9.9	4.9	1.4
Amortization of prior service cost	(0.4)	(0.4)	(0.4)
Total postretirement benefit cost	$51.3	$30.4	$17.5

Change in benefit obligation (In Millions):

	2004	2003
Benefit obligation at September 1	$349.6	$226.4
Service cost	19.3	10.2
Interest cost	22.5	15.7
Amendments	(26.3)	-
Actuarial loss	33.0	102.9
Benefit payments	(7.1)	(6.9)
Participants contributions	1.5	1.3
Benefit obligation at August 31	$392.5	$349.6

Change in plan assets (In Millions):

	2004	2003
Plan assets at fair value at September 1	$ -	$ -
Plan participants contributions	1.5	1.3
Employer contributions	5.6	5.6
Benefits paid	(7.1)	(6.9)
Plan assets at fair value at August 31	$ -	$ -

Funded status (In Millions):

	2004	2003
Funded status	$(392.5)	$(349.6)
Unrecognized actuarial loss	220.1	197.0
Unrecognized prior service cost	(32.1)	(6.2)
Accrued benefit cost at August 31	$(204.5)	$(158.8)

The measurement date used to determine the postretirement benefits is as of fiscal year ending August 31. The discount rate assumptions used to compute the postretirement benefit obligation at year-end were 6.5% for 2004 and 2003. The discount rate assumption used to determine net periodic benefit cost was 6.5% for 2004, 7.0% for 2003 and 7.5% for 2002.

Future benefit costs were estimated assuming medical costs would increase at an 8.0% annual rate decreasing to 5.25% over the next five years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects (In Millions):

	1% Increase	1% Decrease
Effect on service and interest cost	$ 12.1	$ (8.9)
Effect on postretirement obligation	99.2	(74.1)

Estimated future benefit payments (In Millions):

2005	$ 7.1
2006	6.8
2007	7.8
2008	8.9
2009	10.3
2010-2014	69.7

The expected contribution to be paid during fiscal year 2005 is $7.1 million.

On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 was signed into law. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retirement health care benefit plans. The retiree medical obligations and costs reported do not reflect the impact of this legislation.

Supplementary Financial Information

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Millions):

	2004	2003
Accounts receivable -
Accounts receivable	$1,197.4	$1,044.9
Allowances for doubtful accounts	(28.3)	(27.1)
	$1,169.1	$1,017.8
Accrued expenses and other liabilities -
Accrued salaries	$465.3	$376.4
Taxes other than income taxes	217.5	213.9
Profit sharing	194.0	166.4
Other	493.7	401.1
	$1,370.5	$1,157.8

Summary of Quarterly Results (Unaudited)
(Dollars in Millions, except per share data)
	Quarter Ended
	November	February	May	August	Fiscal Year
Fiscal 2004
Net sales	$8,720.8	$9,782.2	$9,578.5	$9,426.7	$37,508.2
Gross profit	2,300.1	2,705.6	2,577.8	2,614.3	10,197.8
Net earnings	254.9	433.5	344.6	327.2	1,360.2
Per Common Share -
Basic	$.25	$.42	$.34	$.32	$1.33
Diluted	.25	.42	.33	.32	1.32
Fiscal 2003
Net sales	$7,484.9	$8,446.1	$8,328.0	$8,246.4	$32,505.4
Gross profit	1,995.7	2,348.1	2,230.0	2,225.4	8,799.2
Net earnings	231.6	370.9	296.1	277.1	1,175.7
Per Common Share -
Basic	$.23	$.36	$.29	$.27	$1.15
Diluted	.22	.36	.29	.27	1.14

Comments on Quarterly Results: In further explanation of and supplemental to the quarterly results, the 2004 fourth quarter LIFO adjustment was a credit of $48.5 million compared to a 2003 credit of $19.5 million. If the 2004 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at August 31, 2004, earnings per share would have increased in the first, second and third quarters by $.01 per quarter and decreased in the fourth quarter by $.03. Similar adjustments in 2003 would have increased earnings per share in the first and second quarters by $.01 and decreased earnings per share in the fourth quarter by $.02.

The quarter ended August 31, 2004, includes pre-tax income of $.6 million (less than $.001 per share) from the receipt of a pharmaceutical manufacturer antitrust litigation settlement. The quarter ended August 31, 2003, includes pre-tax income of $.6 million (less than $.001 per share) from the receipt of an antitrust lawsuit settlement.

Common Stock Prices
Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2004 and 2003.

		Quarter Ended
		November	February	May	August	Fiscal Year
Fiscal 2004	High	$37.00	$37.42	$35.80	$37.82	$37.82
	Low	30.18	33.63	32.00	34.27	30.18
Fiscal 2003	High	$36.20	$32.99	$33.66	$33.28	$36.20
	Low	28.05	26.90	27.33	28.80	26.90

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. and subsidiaries (the "Company") as of August 31, 2004 and 2003, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Walgreen Co. and subsidiaries as of August 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
Chicago, Illinois
October 12, 2004

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

The firm of Deloitte & Touche LLP, an independent registered public accounting firm, was engaged to render a professional opinion on Walgreen Co.'s consolidated financial statements. Their report contains an opinion based on their audit, which was made in accordance with the standards of the Public Company Accounting Oversight Board (United States) and procedures which they believed were sufficient to provide reasonable assurance that the consolidated financial statements, considered in their entirety, are not misleading and do not contain material errors.

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

The company's systems are designed to provide an effective system of internal accounting controls to obtain reasonable assurance at reasonable cost that assets are safeguarded from material loss or unauthorized use and transactions are executed in accordance with management's authorization and properly recorded. To this end, management maintains an internal control environment which is shaped by established operating policies and procedures, an appropriate division of responsibility at all organizational levels, and a corporate ethics policy which is monitored annually. The company also has an Internal Control Evaluation Committee, composed primarily of senior management from the Accounting and Auditing Departments, which oversees the evaluation of internal controls on a company-wide basis. Management believes it has appropriately responded to the internal auditors' and independent registered public accounting firm's recommendations concerning the company's internal control system.

/s/	David W. Bernauer	/s/	Mia M. Scholz
	Chairman of the Board and Chief Executive Officer		Controller and Chief Accounting Officer
/s/	William M. Rudolphsen
Senior Vice President and Chief Financial Officer

WALGREENS NATIONWIDE

STATE	2004	2003
Alabama	39	30
Arizona	209	202
Arkansas	25	22
California	381	356
Colorado	88	84
Connecticut	46	41
Florida	630	606
Georgia	83	71
Idaho	16	12
Illinois	471	450
Indiana	143	136
Iowa	52	51
Kansas	44	41
Kentucky	54	48
Louisiana	91	86
Maryland	16	13
Massachusetts	99	94
Michigan	143	132
Minnesota	91	82
Mississippi	33	24
Missouri	133	128
Nebraska	42	42
Nevada	51	48
New Hampshire	10	10
New Jersey	75	68
New Mexico	49	45
New York	64	59
North Carolina	53	36
North Dakota	1	1
Ohio	157	137
Oklahoma	64	56
Oregon	36	30
Pennsylvania	34	28
Rhode Island	15	15
South Carolina	31	22
South Dakota	5	5
Tennessee	164	157
Texas	471	430
Utah	15	11
Vermont	1	1
Virginia	47	41
Washington	88	67
Wisconsin	157	148
Wyoming	4	2
Puerto Rico	61	59
Total	4,582	4,227

Includes three mail service facilities at
August 31, 2004 and 2003.