Form 10-K/A, Exhibit 13
period 2006-08-31
WALGREEN CO
filed 2006-11-14
CIK 104207

Eleven-Year Summary of Selected Consolidated Financial Data
Walgreen Co. and Subsidiaries
(Dollars in Millions, except per share amounts)

Fiscal Year	2006	2005	2004	2003
Net Sales	$47,409.0	$42,201.6	$37,508.2	$32,505.4
Costs and Deductions
Cost of sales	34,240.4	30,413.8	27,310.4	23,706.2
Selling, occupancy and administration (1)	10,467.1	9,363.8	8,055.4	6,938.3
Other income (2)	52.6	31.6	17.3	10.8
Total Costs and Deductions	44,654.9	39,746.0	35,348.5	30,633.7
Earnings
Earnings before income tax provision and cumulative effect of accounting changes	2,754.1	2,455.6	2,159.7	1,871.7
Income tax provision	1,003.5	896.1	809.9	706.6
Earnings before cumulative effect of accounting changes	1,750.6	1,559.5	1,349.8	1,165.1
Cumulative effect of accounting changes (3)	-	-	-	-
Net Earnings	$1,750.6	$1,559.5	$1,349.8	$1,165.1
Per Common Share (4)
Net earnings (3)
Basic	$1.73	$1.53	$1.32	$1.14
Diluted	1.72	1.52	1.31	1.13
Dividends declared	.27	.22	.18	.16
Book value	10.04	8.77	7.95	6.94
Non-Current Liabilities
Long-term debt	$3.2	$12.0	$12.4	$9.4
Deferred income taxes	141.1	240.4	274.1	180.7
Other non-current liabilities	1,115.7	985.7	838.0	677.5
Assets and Equity
Total assets	$17,131.1	$14,608.8	$13,342.1	$11,656.8
Shareholders' equity	10,115.8	8,889.7	8,139.7	7,117.8
Return on average shareholders' equity	18.4%	18.3%	17.7%	17.5%
Drugstore Units
Year-end: Units (5)	5,461	4,985	4,613	4,252

2002	2001	2000	1999	1998	1997	1996
$28,681.1	$24,623.0	$21,206.9	$17,838.8	$15,306.6	$13,363.0	$11,778.4

21,076.1	18,048.9	15,465.9	12,978.6	11,139.4	9,681.8	8,514.9
5,992.5	5,171.0	4,501.2	3,859.6	3,341.6	2,979.6	2,666.1
6.9	2.3	5.7	11.9	41.9	3.9	2.9
27,061.7	23,217.6	19,961.4	16,826.3	14,439.1	12,657.5	11,178.1

1,619.4	1,405.4	1,245.5	1,012.5	867.5	705.5	600.3
611.3	530.6	479.5	397.4	336.2	273.4	232.6
1,008.1	874.8	766.0	615.1	531.3	432.1	367.7
-	-	-	-	(26.4)	-	-
$1,008.1	$874.8	$766.0	$615.1	$504.9	$432.1	$367.7

$.99	$.86	$.76	$.61	$.50	$.43	$.38
.98	.85	.75	.61	.50	.43	.37
.15	.14	.14	.13	.13	.12	.11
6.01	5.05	4.14	3.44	2.83	2.38	2.06

$11.2	$20.8	$18.2	$18.0	$13.6	$3.3	$3.4
135.6	102.9	74.0	54.1	74.2	101.6	136.7
613.9	547.5	519.2	461.0	410.3	310.0	283.6

$10,117.2	$9,042.3	$7,103.7	$5,906.7	$4,901.6	$4,207.1	$3,633.6
6,162.9	5,151.0	4,188.6	3,449.8	2,823.4	2,353.7	2,027.9
17.8%	18.7%	20.1%	19.6%	19.5%	19.7%	19.3%

3,899	3,536	3,181	2,830	2,556	2,366	2,199

(1)
Fiscal 2006 includes a $12.3 million ($.008 per share, diluted) downward adjustment of the fiscal 2005 pre-tax expenses of $54.7 million ($.033 per share, diluted) related to Hurricane Katrina. Fiscal 2006, 2005, 2004, 2003, 2002, 2001 and 2000 include pre-tax income of $7.3 million ($.005 per share, diluted), $26.3 million ($.016 per share, diluted), $16.3 million ($.010 per share, diluted), $29.6 million ($.018 per share, diluted), $6.2 million ($.004 per share, diluted), $22.1 million ($.013 per share, diluted) and $33.5 million ($.021 per share, diluted), respectively, from litigation settlements.

(2)	Fiscal 1998 includes a pre-tax gain of $37.4 million ($.023 per share, diluted) from the sale of the company's long-term care pharmacy business.
(3)	Fiscal 1998 includes an after-tax $26.4 million ($.026 per share, diluted) charge from the cumulative effect of accounting change for system development costs.
(4)	Per share amounts have been adjusted for two-for-one stock splits in 1999 and 1997.
(5)	Units include stores, mail service facilities, home care facilities, clinic pharmacies and specialty pharmacies.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Introduction

Walgreens is a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise. General merchandise includes, among other things, beauty care, personal care, household items, candy, photofinishing, greeting cards, seasonal items and convenience food. Customers can have prescriptions filled at the drugstore counter, as well as through the mail, by telephone and on the Internet. As of August 31, 2006, we operated 5,461 stores (including three mail service facilities, 38 home care facilities, 18 clinic pharmacies and five specialty pharmacies) located in 47 states and Puerto Rico.

The drugstore industry is highly competitive. In addition to other drugstore chains, independent drugstores and mail order prescription providers, we also compete with various other retailers including grocery stores, convenience stores, mass merchants and dollar stores.

Prescription sales continue to become a larger portion of the company's business. The long-term outlook for prescription sales is strong due in part to the aging population, the introduction of lower priced generics and the continued development of innovative drugs that improve quality of life and control healthcare costs. As of January 1, 2006, the Medicare Part D prescription drug program went into effect. This program has resulted in additional prescription sales, although the gross margin rates on these sales have been lower. The Deficit Reduction Act of 2005 becomes effective during fiscal 2007, and is expected to reduce our reimbursement for Medicaid generic drugs.

Front-end sales have continued to grow due to strengthening core categories and new businesses such as digital photo services and the introduction of our new inkjet printer cartridge refill program. Walgreen private brand sales now comprise 17% of front-end sales.

We continue to expand into new markets and increase penetration in existing markets. To support our growth, we are investing significantly in prime locations, technology and customer service initiatives. Organic growth continues to be our primary growth vehicle; however, consideration is given to acquisitions that provide a unique opportunity and strategic fit. In fiscal 2006, for example, we merged with Happy Harry's, a drugstore chain with 76 locations, primarily in Delaware. Our managed care division continues to grow organically, as well as through acquisitions. Three recent acquisitions include Schraft's A Specialty Pharmacy, for infertility drugs; Medmark Inc., a specialty pharmacy business; and SeniorMed LLC, which supplies medications to assisted living and long-term care institutions.

Operating Statistics

	Percentage Increases
Fiscal Year	2006	2005	2004
Net Sales	12.3	12.5	15.4
Net Earnings	12.3	15.5	15.9
Comparable Drugstore Sales	7.7	8.2	10.9
Prescription Sales	13.3	13.4	17.8
Comparable Drugstore Prescription Sales	9.2	9.8	14.0
Front-End Sales	10.9	11.1	11.7
Comparable Front-End Sales	5.3	5.5	6.1

	Percent to Sales
Fiscal Year	2006	2005	2004
Gross Margin	27.8	27.9	27.2
Selling, Occupancy and Administration Expenses	22.1	22.2	21.5

	Other Statistics
Fiscal Year	2006	2005	2004
Prescription Sales as a % of Net Sales	64.3	63.7	63.2
Third Party Sales as a % of Drugstore Prescription Sales	93.1	92.7	91.7
Total Number of Stores (1)	5,461	4,985	4,613
(1) The total number of stores for fiscal years 2005 and 2004 have been adjusted to include home care locations for consistency.

Results of Operations

Fiscal 2006 was our 32nd consecutive year of record sales and earnings. Fiscal year net earnings increased 12.3% to $1.751 billion, or $1.72 per share (diluted), versus last year's earnings of $1.560 billion, or $1.52 per share (diluted). Net earnings increases resulted from improved sales with lower expense ratios, partially offset by lower gross profit margins.

This year's results included a $102.5 million pre-tax or $.06 per share (diluted) charge related to the first quarter adoption of Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payments," which requires expensing stock options based on the fair value of those options at the date of the grant. In the fourth quarter of fiscal year 2005, the company recorded $54.7 million ($.03 per share, diluted) of pre-tax expenses related to Hurricane Katrina, which hit the Gulf Coast area in late August. These estimates were revised downward by $12.3 million in fiscal year 2006. Fiscal 2006 also included pre-tax litigation settlement gains of $7.3 million (less than $.01 per share, diluted) compared to similar settlements of $26.3 million ($.02 per share, diluted) in fiscal 2005 and $16.3 million ($.01 per share, diluted) in fiscal 2004.

Net sales increased by 12.3% to $47.409 billion in fiscal 2006 compared to increases of 12.5% in 2005 and 15.4% in 2004. Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which includes an indeterminate amount of market-driven price changes. Sales in comparable drugstores were up 7.7% in 2006, 8.2% in 2005 and 10.9% in 2004. Comparable drugstores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural disaster in the past twelve months. Relocated stores are not included as comparable stores for the first twelve months after the relocation. The company operated 5,461 stores at August 31, 2006, compared to 4,985 at August 31, 2005 and 4,613 at August 31, 2004.

Prescription sales increased 13.3% in 2006, 13.4% in 2005 and 17.8% in 2004. Comparable drugstore prescription sales were up 9.2% in 2006, 9.8% in 2005 and 14.0% in 2004. Prescription sales were 64.3% of total net sales for fiscal 2006 compared to 63.7% in 2005 and 63.2% in 2004. The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced prescription sales by 2.0% for 2006, 2.4% for 2005 and 1.2% for 2004. Third party sales, where reimbursement is received from managed care organizations as well as government and private insurance, were 93.1% of pharmacy sales in 2006, 92.7% in 2005 and 91.7% in 2004. The total number of prescriptions filled for fiscal 2006 was approximately 529 million; 489 million in fiscal 2005 and 442 million in fiscal 2004.

Front-end sales increased 10.9% in 2006, 11.1% in 2005 and 11.7% in 2004. Front-end sales were 35.6% of total sales in fiscal 2006, 36.1% in 2005 and 36.5% in 2004. Comparable front-end sales increased 5.3% in 2006, 5.5% in 2005 and 6.1% in 2004.

Gross margins as a percent of total net sales were 27.8% in 2006, 27.9% in 2005 and 27.2% in 2004. The growth in the Walgreens Health Services portion of the business, with lower gross margins than drugstores, negatively affected gross profit percents. Pharmacy margins decreased, in part, due to lower gross margin on Medicare Part D prescription sales. This was largely offset by higher generic drug utilization, which was aided by the steady stream of new generics over the past year. The continuing shift in sales mix toward prescriptions, which carry a lower margin than front-end merchandise, and growth in third party sales, which typically have lower profit margins than cash prescriptions, continue to adversely affect gross profit margins. Front-end margins were slightly higher for the year.

We use the last-in, first-out (LIFO) method of inventory valuation. The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix. The effective LIFO inflation rates were 1.53% in 2006, 1.26% in 2005 and .14% in 2004, which resulted in charges to cost of sales of $95.3 million in 2006, $67.8 million in 2005 and $6.7 million in 2004. Inflation on prescription inventory was 2.37% in 2006, 2.18% in 2005 and .72% in 2004. In all three fiscal years, we experienced deflation in some non-prescription inventories.

Selling, occupancy and administration expenses were 22.1% of sales in fiscal 2006, 22.2% in fiscal 2005 and 21.5% in fiscal 2004. The decrease in fiscal 2006 resulted from a $12.3 million adjustment lowering last fiscal year's $54.7 million pre-tax expense associated with Hurricane Katrina. Also affecting the fiscal 2006 decrease were lower costs incurred as a result of the conversion from analog to digital photo labs. These decreases were partially offset by the fiscal 2006 adoption of SFAS No. 123(R), which requires the expensing of stock options. Fiscal 2005 was also affected by higher store salaries. Lower sales as a result of new generic drugs also increased expense ratios during the periods.

Interest income increased in 2006 due to higher interest rates. Average net investment levels were approximately $1.225 billion in 2006, $1.307 billion in 2005 and $1.281 billion in 2004.

The effective income tax rate was 36.4% for fiscal 2006, 36.5% for 2005 and 37.5% for 2004. Both fiscal 2006 and fiscal 2005 rates were affected, in part, by the settlement of prior years' Internal Revenue Service matters. All tax years prior to fiscal 2004 have been finalized with the Internal Revenue Service. Fiscal 2005 was also affected by foreign tax credit adjustments.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates. Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations. To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary. These adjustments would be made in future statements. Some of the more significant estimates include liability for closed locations, liability for insurance claims, vendor allowances, allowance for doubtful accounts and cost of sales. We use the following techniques to determine our estimates:

Liability for closed locations -
The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date. We have not made any material changes to the method of estimating our liability for closed locations during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine the liability.

Liability for insurance claims -
The liability for insurance claims is recorded based on estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions. We have not made any material changes to the method of estimating our liability for insurance claims during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine the liability.
Vendor allowances -
Vendor allowances are principally received as a result of purchase levels, sales or promotion of vendors' products. Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold. Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, occupancy and administration expense to the extent of advertising incurred, with the excess treated as a reduction of inventory costs. We have not made any material changes to the method of estimating our vendor allowances during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine vendor allowances.
Allowance for doubtful accounts -
The provision for bad debt is based on both specific receivables and historic write-off percentages. We have not made any material changes to the method of estimating our allowance for doubtful accounts during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine the allowance.
Cost of sales -
Drugstore cost of sales is primarily derived based on point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories. We have not made any material changes to the method of estimating cost of sales during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine cost of sales.

Liquidity and Capital Resources

Cash and cash equivalents were $919.9 million at August 31, 2006, compared to $576.8 million at August 31, 2005. Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields. To attain these objectives, investment limits are placed on the amount, type and issuer of securities. Investments are principally in top-tier money market funds and commercial paper.

Net cash provided by operating activities was $2.440 billion in fiscal 2006 and $1.371 billion in fiscal 2005. The change between periods was primarily caused by increased net earnings and better inventory control. The increase in accounts receivable, as well as the increase in trade accounts payable, were both driven by growth in our pharmacy benefit management business under the Medicare Part D prescription plan. Our profitability is the principal source of funds for expansion, acquisitions, remodeling programs, dividends to shareholders and the stock repurchase program.

Net cash used for investing activities was $1.684 billion versus $434.0 million last year. Proceeds from the sale of auction rate securities exceeded purchases of such securities by $106.0 million in fiscal 2006 compared to $777.9 million in fiscal 2005. We actively invest in municipal bonds and student obligations and purchase these securities at par. While the underlying security is issued as a long-term investment, they typically can be purchased and sold every 7, 28 and 35 days. The trading of auction rate securities takes place through a descending price auction with the interest rate reset at the beginning of each holding period. At the end of each holding period the interest is paid to the investor.

Additions to property and equipment were $1.338 billion compared to $1.238 billion last year. In total there were 570 new or relocated locations (net 476) in fiscal 2006. This compared to 440 last year (net 372). New stores are owned or leased. There were 136 owned locations added during the year and 62 under construction at August 31, 2006, versus 103 owned locations added and 96 under construction as of August 31, 2005. Business acquisitions include Schraft's A Specialty Pharmacy, which provides fertility medications and services; Medmark Inc., which provides pharmacy care to patients with unique or chronic medication needs; SeniorMed LLC, an institutional pharmacy, which provides prescription services to assisted living communities; Home Pharmacy of California and Canadian Valley Medical Solutions, which provide home care services; and selected assets from the 23-store Medic drugstore chain in the Cleveland market. A merger with Delaware-based Happy Harry's pharmacy chain included all 76 Happy Harry's stores in Delaware, Pennsylvania, Maryland and New Jersey, along with the corporate office and distribution center in Newark, Delaware.

Capital expenditures for fiscal 2007 are expected to be approximately $1.7 billion, excluding business acquisitions. We expect to open approximately 500 new stores in fiscal 2007, with a net increase of more than 400 stores, and anticipate having a total of 7,000 stores by the year 2010. We are continuing to relocate stores to more convenient and profitable freestanding locations. In addition to new stores, expenditures are planned for distribution centers and technology. Two new distribution centers are scheduled: one in Anderson, South Carolina, with an anticipated opening date in fiscal 2007 and another in Windsor, Connecticut, with an anticipated opening date in fiscal 2009.

Net cash used for financing activities was $413.0 million compared to $804.4 million last year. On July 14, 2004, the Board of Directors announced a stock repurchase program of up to $1 billion, which we plan to execute over four years. During fiscal 2006 we purchased $289.7 million of company shares related to the stock repurchase program for a total of $656.8 million in purchases since the start of the program. An additional $379.1 million of shares were purchased to support the long-term needs of the employee stock plans. Comparable amounts were $345.1 million and $436.7 million in fiscal 2005. Cash dividends paid were $262.9 million for fiscal 2006 versus $214.5 million last year. A $213.9 million wire transfer made on August 31, 2006, was not accepted by our disbursement bank until September 1, resulting in a bank overdraft at fiscal year-end. There were no new short-term borrowings during either period. At August 31, 2006, we had a syndicated bank line of credit facility of $200 million to support our short-term commercial paper program.

Our credit ratings as of August 31, 2006, were as follows:
Rating Agency	Rating	Outlook
Moody's	Aa3	Negative
Standard & Poor's	A+	Stable

In assessing our credit strength, both Moody's and Standard & Poor's consider our business model, capital structure, financial policies and financial statements. Our credit ratings impact our future borrowing costs, access to capital markets and future operating lease costs.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments at August 31, 2006 (In Millions):
	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases (1)	$26,086.3	$1,457.8	$3,020.8	$2,956.3	$18,651.4
Purchase obligations (2):
Open inventory purchase orders	1,588.1	1,588.1	-	-	-
Real estate development	782.8	778.8	4.0	-	-
Other corporate obligations	588.0	240.8	231.3	102.0	13.9
Insurance*	449.9	145.1	160.0	79.0	65.8
Retiree health & life*	294.0	7.8	18.5	23.0	244.7
Closed location obligations*	69.8	17.0	25.5	14.7	12.6
Capital lease obligations*	39.6	.9	2.1	2.4	34.2
Other long-term liabilities reflected on the balance sheet*	479.1	42.7	55.9	46.9	333.6
Total	$30,377.6	$4,279.0	$3,518.1	$3,224.3	$19,356.2
*Recorded on balance sheet.

(1)
Amounts for operating leases (nominal dollar) and capital leases do not include certain operating expenses under these leases such as common area maintenance, insurance and real estate taxes. These expenses for the company's most recent fiscal year were $228.8 million.

(2)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.

Off-Balance Sheet Arrangements

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows (In Millions):

Inventory obligations	$105.1
Real estate development	1.7
Insurance	282.2
Total	$389.0

We have no other off-balance sheet arrangements other than those disclosed on the previous Contractual Obligations and Commitments table.

Both on-balance sheet and off-balance sheet financing are considered when targeting debt to equity ratios to balance the interests of equity and debt (real estate) investors. This balance allows us to lower our cost of capital while maintaining a prudent level of financial risk.

Recent Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board (FASB) issued Financial Interpretation (FIN) 47, "Accounting for Conditional Asset Retirement Obligations," which became effective in our fourth quarter fiscal 2006. This interpretation clarifies that the term conditional asset retirement obligation as used in FASB SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. We have adopted this interpretation and have determined that there is no impact on our financial statements.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which will be effective in the first quarter of fiscal 2007. This statement addresses the retrospective application of such changes and corrections and will be followed if and when necessary.

In November 2005, the FASB issued Staff Position (FSP) 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." This pronouncement provides an alternative transition method of calculating the excess tax benefits available to absorb any tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R). The company has elected to adopt the alternative transition method.

In June 2006, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." This pronouncement will be effective third quarter of fiscal 2007.
The task force reached a conclusion that either method is acceptable, however, if taxes are reported on a gross basis (included as sales) a company should disclose those amounts if significant. Sales taxes are not included in revenues; however, we are still evaluating the impact of this pronouncement on other taxes.

In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109." This interpretation clarifies the accounting and disclosure for uncertain income tax positions, which relate to the uncertainty about how certain income tax positions should be reflected in the financial statements before they are resolved with the tax authorities. This interpretation will be effective first quarter of fiscal 2008. We are currently reviewing this pronouncement to determine the impact that it may have on our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines and provides guidance when applying fair value measurements to accounting pronouncements that require or permit such measurements. This statement which will be effective first quarter of fiscal 2009, is not expected to have a material impact on our consolidated financial position or results of operations.

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 108. This SAB addresses diversity in practice in quantifying financial statement misstatements. It also addresses the facts to consider when evaluating the materiality of the error and the need to restate the financial statements. This interpretation is effective for our first quarter of fiscal 2007 and will be followed if and when necessary.

In October 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." Companies will be required to reflect the plan’s funded status on the balance sheet. The difference between the plan’s funded status and its current balance sheet position would be recognized, net of tax, as a component of Accumulated Other Comprehensive Income. Had this statement been effective as of August 31, 2006, the impact to Accumulated Other Comprehensive Income would have been $39.9 million. This pronouncement will be effective for the company's fourth quarter of fiscal 2007.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties. Please see Walgreen Co.'s Form 10-K for the period ended August 31, 2006, for a discussion of important factors as they relate to forward-looking statements. Actual results could differ materially.

Consolidated Statements of Earnings and Shareholders' Equity
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 2006, 2005 and 2004
(In Millions, except shares and per share amounts)
Earnings	2006	2005	2004
Net Sales	$47,409.0	$42,201.6	$37,508.2
Costs and Deductions:
Cost of sales	34,240.4	30,413.8	27,310.4
Selling, occupancy and administration	10,467.1	9,363.8	8,055.4
	44,707.5	39,777.6	35,365.8
Other Income:
Interest income	52.6	31.6	17.3
Earnings:
Earnings before income tax provision	2,754.1	2,455.6	2,159.7
Income tax provision	1,003.5	896.1	809.9
Net Earnings	$1,750.6	$1,559.5	$1,349.8
Net Earnings per Common Share:
Basic	$1.73	$1.53	$1.32
Diluted	1.72	1.52	1.31
Average shares outstanding	1,010,252,562	1,019,669,630	1,024,512,865
Dilutive effect of stock options	9,148,162	8,664,212	7,285,553
Average shares outstanding assuming dilution	1,019,400,724	1,028,333,842	1,031,798,418

Shareholders' Equity	Common Stock Shares	Common Stock Amount	Paid-In Capital	Employee Stock Loan Receivable	Retained Earnings	Common Stock in Treasury
Balance, August 31, 2003	1,024,908,276	$80.1	$697.8	$-	$6,339.9	$-
Net earnings	-	-	-	-	1,349.8	-
Cash dividends declared ($.181875 per share)	-	-	-	-	(186.4)	-
Treasury stock purchases	(8,518,500)	-	-	-	-	(299.2)
Employee stock purchase and option plans	6,902,961	-	(65.2)	-	-	222.9
Balance, August 31, 2004	1,023,292,737	80.1	632.6	-	7,503.3	(76.3)
Net earnings	-	-	-	-	1,559.5	-
Cash dividends declared ($.2225 per share)	-	-	-	-	(226.5)	-
Treasury stock purchases	(18,135,900)	-	-	-	-	(781.8)
Employee stock purchase and option plans	8,355,210	-	(67.6)	-	-	343.2
Employee stock loan receivable	-	-	-	(76.8)	-	-
Balance, August 31, 2005	1,013,512,047	80.1	565.0	(76.8)	8,836.3	(514.9)
Net earnings	-	-	-	-	1,750.6	-
Cash dividends declared ($.2725 per share)	-	-	-	-	(275.2)	-
Treasury stock purchases	(15,033,000)	-	-	-	-	(668.8)
Employee stock purchase and option plans	9,383,072	-	(159.1)	-	-	419.5
Stock-based compensation	-	-	152.6	-	-	-
Employee stock loan receivable	-	-	-	6.5	-	-
Balance, August 31, 2006	1,007,862,119	$80.1	$558.5	$(70.3)	$10,311.7	$(764.2)
The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets
Walgreen Co. and Subsidiaries
At August 31, 2006 and 2005
(In Millions, except shares and per share amounts)

Assets	2006	2005
Current Assets
Cash and cash equivalents	$919.9	$576.8
Short-term investments - available for sale	415.1	494.8
Accounts receivable, net	2,062.7	1,396.3
Inventories	6,050.4	5,592.7
Other current assets	257.3	255.9
Total Current Assets	9,705.4	8,316.5
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	6,948.9	6,165.0
Other non-current assets	476.8	127.3
Total Assets	$17,131.1	$14,608.8

Liabilities and Shareholders' Equity
Current Liabilities
Trade accounts payable	$4,039.2	$2,918.2
Accrued expenses and other liabilities	1,713.3	1,491.9
Income taxes	2.8	70.9
Total Current Liabilities	5,755.3	4,481.0
Non-Current Liabilities
Deferred income taxes	141.1	240.4
Other non-current liabilities	1,118.9	997.7
Total Non-Current Liabilities	1,260.0	1,238.1
Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,025,400,000 shares in 2006 and 2005	80.1	80.1
Paid-in capital	558.5	565.0
Employee stock loan receivable	(70.3)	(76.8)
Retained earnings	10,311.7	8,836.3
Treasury stock at cost, 17,537,881 shares in 2006 and 11,887,953 shares in 2005	(764.2)	(514.9)
Total Shareholders' Equity	10,115.8	8,889.7
Total Liabilities and Shareholders' Equity	$17,131.1	$14,608.8

The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 2006, 2005 and 2004
(In Millions)

	2006	2005	2004
Cash Flows from Operating Activities
Net earnings	$1,750.6	$1,559.5	$1,349.8
Adjustments to reconcile net earnings to net cash provided by operating activities -
Depreciation and amortization	572.2	482.1	403.1
Deferred income taxes	(104.0)	(70.8)	66.0
Stock compensation expense	102.5	-	-
Income tax savings from employee stock plans	8.1	33.9	50.3
Other	67.3	74.5	38.8
Changes in operating assets and liabilities -
Inventories	(375.7)	(854.0)	(536.0)
Trade accounts payable	875.6	276.7	233.7
Accounts receivable, net	(618.5)	(224.9)	(171.6)
Accrued expenses and other liabilities	197.2	97.8	207.6
Income taxes	(68.4)	5.0	(39.9)
Other	32.7	(8.6)	42.2
Net cash provided by operating activities	2,439.6	1,371.2	1,644.0
Cash Flows from Investing Activities
Purchases of short-term investments - available for sale	(12,282.4)	(10,742.0)	(11,938.2)
Proceeds from sale of short-term investments - available for sale	12,388.4	11,519.9	10,695.4
Additions to property and equipment	(1,337.8)	(1,237.5)	(939.5)
Disposition of property and equipment	23.0	15.5	6.2
Net proceeds from corporate-owned life insurance	10.7	10.1	10.2
Business acquisitions, net of cash received	(485.4)	-	-
Net cash used for investing activities	(1,683.5)	(434.0)	(2,165.9)
Cash Flows from Financing Activities
Stock purchases	(668.8)	(781.8)	(299.2)
Proceeds from employee stock plans	319.1	177.5	145.1
Cash dividends paid	(262.9)	(214.5)	(176.9)
Bank overdrafts	213.9	-	-
Other	(14.3)	14.4	28.9
Net cash used for financing activities	(413.0)	(804.4)	(302.1)
Changes in Cash and Cash Equivalents
Net increase (decrease) in cash and cash equivalents	343.1	132.8	(824.0)
Cash and cash equivalents at beginning of year	576.8	444.0	1,268.0
Cash and cash equivalents at end of year	$919.9	$576.8	$444.0

The accompanying Summary of Major Accounting Policies and the Notes to Consolidated Financial Statements are integral parts of these statements.

Summary of Major Accounting Policies
Description of Business

The company is principally in the retail drugstore business and its operations are within one reportable segment. At August 31, 2006, there were 5,461 stores, located in 47 states and Puerto Rico. Prescription sales were 64.3% of total sales for fiscal 2006 compared to 63.7% in 2005 and 63.2% in 2004.

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

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less. Included in cash and cash equivalents are credit card and debit card receivables from banks, which settle within two business days, of $54.7 million at August 31, 2006, and $55.4 million at August 31, 2005. The company's cash management policy provides for controlled disbursement. As a result, the company maintains overdraft positions at certain banks. Such overdrafts, which were $575.3 million as of August 31, 2006, and $339.4 million as of August 31, 2005, are included in trade accounts payable in the accompanying consolidated balance sheets.

Short-Term Investments - Available for Sale

The company's short-term investments - available for sale are principally auction rate securities. The company invests in municipal bonds and student obligations and purchases these securities at par. The underlying security is issued as a long-term investment. However, auction rate securities are classified as short-term investments because they typically can be purchased and sold every 7, 28 and 35 days. The trading of auction rate securities takes place through a descending price auction with the interest rate reset at the beginning of each holding period. At the end of each holding period the interest is paid to the investor. The unrealized gains on these securities at August 31, 2006 and 2005, were not significant.

Financial Instruments

The company had $105.1 million and $66.2 million of outstanding letters of credit at August 31, 2006 and 2005, respectively, which guarantee foreign trade purchases. Additional outstanding letters of credit of $282.2 million and $313.8 million at August 31, 2006 and 2005, respectively, guarantee payments of casualty claims. The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full. Letters of credit of $1.7 million were outstanding at both August 31, 2006 and 2005, to guarantee performance of construction contracts. The company pays a nominal facility fee to the financing bank to keep these letters of credit active. The company also had purchase commitments of approximately $782.8 million and $437.6 million at August 31, 2006 and 2005, respectively, related to the purchase of store locations and distribution centers. There were no investments in derivative financial instruments during fiscal 2006 and 2005.

Inventories

Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis. At August 31, 2006 and 2005, inventories would have been greater by $899.5 million and $804.2 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis. Inventory includes product cost and inbound freight. Cost of sales is primarily derived based upon point-of-sale scanning information with an estimate for shrinkage and is adjusted based on periodic inventories. In addition to merchandise cost, cost of sales includes warehousing costs, purchasing costs, freight costs and vendor allowances not included as a reduction of advertising expense.

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

Property and Equipment

Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets. Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter. Estimated useful lives range from 12 1/2 to 39 years for land improvements, buildings and building improvements and 3 to 12 1/2 years for equipment. Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts. Routine maintenance and repairs are charged against earnings. The composite method of depreciation is used for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts. Property and equipment consists of (In Millions):
	2006	2005
Land and land improvements
Owned stores	$1,667.4	$1,459.4
Distribution centers	94.2	81.6
Other locations	93.5	59.1
Buildings and building improvements
Owned stores	1,824.6	1,521.3
Leased stores (leasehold improvements only)	537.6	500.5
Distribution centers	483.4	453.0
Other locations	229.0	183.5
Equipment
Stores	3,157.7	2,853.9
Distribution centers	773.3	679.8
Other locations	214.4	166.0
Capitalized system development costs	171.7	143.7
Capital lease properties	40.2	48.4
	9,287.0	8,150.2
Less: accumulated depreciation and amortization	2,338.1	1,985.2
	$6,948.9	$6,165.0

The company capitalizes application stage development costs for significant internally developed software projects, including "SIMS Plus," a strategic inventory management system, and "Ad Planning," an advertising system. These costs are amortized over a five-year period. Amortization was $24.2 million in 2006, $20.4 million in 2005 and $19.0 million in 2004. Unamortized costs as of August 31, 2006 and 2005, were $109.6 million and $90.1 million, respectively.

Revenue Recognition

The company recognizes revenue at the time the customer takes possession of the merchandise. Customer returns are immaterial.

Impaired Assets and Liabilities for Store Closings

The company tests long-lived assets for impairment whenever events or circumstances indicate. Store locations that have been open at least five years are reviewed for impairment indicators at least annually. Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows. Included in selling, occupancy and administration expense were impairment charges of $22.1 million in 2006, $14.5 million in 2005 and $9.2 million in 2004.

The company also provides for future costs related to closed locations. The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.

Insurance

The company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured. It is the company's policy to retain a significant portion of certain losses related to workers' compensation; property losses, as well as business interruption relating from such losses; and comprehensive general, pharmacist and vehicle liability. Provisions for these losses are recorded based upon the company's estimates for claims incurred. The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Pre-Opening Expenses

Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

Advertising Costs

Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred. Net advertising expenses, which are included in selling, occupancy and administration expense, were $306.9 million in 2006, $260.3 million in 2005 and $230.9 million in 2004. Included in net advertising expenses were vendor advertising allowances of $174.8 million in 2006, $180.2 million in 2005 and $163.6 million in 2004.

Stock-Based Compensation Plans

As of September 1, 2005, the company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), "Share-Based Payment," using the modified prospective transition method. Under this method, compensation expense is recognized for new grants beginning this fiscal year and any unvested grants prior to the adoption of SFAS No. 123(R). The company recognizes compensation expense on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier. In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated.

Prior to September 1, 2005, as permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the company applied Accounting Principles Board (APB) Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Under APB Opinion No. 25, compensation expense was recognized for stock option grants if the exercise price was below the fair value of the underlying stock at the measurement date.

As a result of adopting SFAS No. 123(R), our earnings before income tax expense and net earnings for the fiscal year-end were $102.5 million and $59.3 million lower, respectively, than if the stock-based compensation was still accounted for under APB Opinion No. 25. The recognized tax benefit was $36.7 million.

As of August 31, 2006, there was $46.9 million of total unrecognized compensation cost related to nonvested awards. This cost is expected to be recognized over a weighted average of 1.56 years.

Prior to fiscal 2006, the company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. SFAS No. 123(R) requires excess tax benefits, the cash flow resulting from the tax deductions in excess of the compensation cost recognized for those options, to be classified as financing cash flows. The total excess tax benefit for fiscal 2006 was $56.5 million.

Had compensation costs been determined consistent with the method of SFAS No. 123 for options granted in fiscal 2005 and 2004, pro forma net earnings and net earnings per common share would have been as illustrated in the following table (In Millions, except per share amounts):
	2005	2004
Net earnings	$1,559.5	$1,349.8
Add:
Stock-based employee compensation expenses included in reported net income, net of related tax effects	.2	.4
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(72.5)	(44.1)
Pro forma net income	$1,487.2	$1,306.1
Earnings per share:
Basic - as reported	$1.53	$1.32
Basic - pro forma	1.46	1.27

Diluted - as reported	1.52	1.31
Diluted - pro forma	1.45	1.27

Income Taxes

The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable. Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.

Earnings Per Share

The dilutive effect of outstanding stock options on earnings per share is calculated using the treasury stock method. Stock options are anti-dilutive and excluded from the earnings per share calculation if the exercise price exceeds the market price of the common shares. At August 31, 2006, and August 31, 2004, outstanding options to purchase 3,505,834 and 2,902,996 common shares were excluded from fiscal year 2006 and 2004 calculations, respectively. There were no anti-dilutive shares related to stock options in fiscal 2005.

Interest Expense

The company capitalized $3.3 million, $4.2 million and $1.1 million of interest expense as part of significant construction projects during fiscal 2006, 2005 and 2004, respectively. Fiscal 2006 had no interest paid, net of amounts capitalized, compared to $.8 million in 2005 and $.2 million in 2004.

Notes to Consolidated Financial Statements

Hurricane Katrina

In fiscal 2005, the company provided for $54.7 million of pre-tax expenses related to Hurricane Katrina. During fiscal 2006, the company recorded a $12.3 million downward adjustment of the Hurricane Katrina expenses.

Leases

The company owns 18.3% of its locations; the remaining locations are leased premises. Initial terms are typically 20 to 25 years, followed by additional terms containing cancellation options at five-year intervals, and may include rent escalation clauses. The commencement date of all lease terms is the earlier of the date the company becomes legally obligated to make rent payments or the date the company has the right to control the property. Additionally, the company recognizes rent expense on a straight-line basis over the term of the lease. In addition to minimum fixed rentals, most leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2006, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Millions):
2007	$1,495.8
2008	1,549.6
2009	1,537.6
2010	1,515.3
2011	1,492.4
Later	18,879.8
Total minimum lease payments	$26,470.5

The above minimum lease payments include minimum rental commitments related to capital leases of $69.5 million at August 31, 2006. This capital lease amount includes $31.7 million of executory costs and imputed interest. Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $43.5 million on leases due in the future under non-cancelable subleases.

The company remains secondarily liable on 22 assigned leases. The maximum potential of undiscounted future payments is $6.7 million as of August 31, 2006. Lease option dates vary, with some extending to 2014.

Rental expense was as follows (In Millions):
	2006	2005	2004
Minimum rentals	$1,428.5	$1,300.7	$1,152.1
Contingent rentals	15.9	18.7	20.3
Less: Sublease rental income	(12.5)	(12.5)	(11.9)
	$1,431.9	$1,306.9	$1,160.5

Goodwill and Other Intangible Assets

The carrying amount and accumulated amortization of goodwill and intangible assets consists of the following (In Millions):

	2006	2005
Purchased prescription files	$224.0	$86.9
Purchasing and payor contracts	55.0	-
Trade name	31.3	-
Other amortizable intangible assets	26.1	21.7
Goodwill	168.4	10.3
Gross carrying amount	504.8	118.9

Accumulated amortization - prescription files	(55.4)	(25.6)
Purchasing and payor contracts	(3.4)	-
Trade name	(1.1)	-
Accumulated amortization - other	(10.2)	(9.3)
Total accumulated amortization	(70.1)	(34.9)
Total intangible assets, net	$434.7	$84.0

The company completed a merger with Happy Harry’s, a drugstore chain, on July 1, 2006. In addition, the company acquired 100% ownership of Schraft’s and Medmark, both of which are specialty pharmacies, on November 3, 2005 and August 1, 2006, respectively. These business acquisitions have been included in the company's operating statements since their respective acquisition dates. Happy Harry’s will add to the company’s drugstore presence in the Northeast while Schraft's and Medmark are part of the expansion into the specialty pharmacy industry.

The aggregate purchase price of all business acquisitions was $485.4 million. These acquisitions added $137.1 million to prescription files, $55.0 million to purchasing and payor contracts, $31.3 million to trade names, $4.4 million to other amortizable intangibles and $158.1 million to goodwill ($21.3 million is expected to be deductible for tax purposes). The remaining fair value relates to tangible assets. Pro forma results of operations of the company for fiscal years 2006, 2005 and 2004 would not be materially different as a result of these acquisitions and are therefore not presented.

Amortization expense for intangible assets was $45.6 million in 2006, $18.5 million in 2005 and $8.8 million in 2004. The weighted-average amortization period for purchased prescription files was five years for fiscal 2006 and fiscal 2005. The weighted-average amortization period for purchasing and payor contracts and trade names was ten years in fiscal 2006. The weighted-average amortization period for other intangible assets was nine years for fiscal 2006 and eleven years for fiscal 2005. Goodwill is evaluated annually during the fourth quarter of the company's fiscal year. No impairment loss related to goodwill occurred in either fiscal 2006 or fiscal 2005.

Expected amortization expense for intangible assets recorded at August 31, 2006, is as follows (In Millions):
2007	2008	2009	2010	2011
$56.4	$53.6	$49.6	$40.6	$24.6

Income Taxes

The provision for income taxes consists of the following (In Millions):
	2006	2005	2004
Current provision -
Federal	$970.1	$841.4	$632.5
State	137.4	125.5	111.4
	1,107.5	966.9	743.9
Deferred provision -
Federal	(88.8)	(57.8)	65.3
State	(15.2)	(13.0)	.7
	(104.0)	(70.8)	66.0
	$1,003.5	$896.1	$809.9

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (In Millions):
	2006	2005
Deferred tax assets -
Employee benefit plans	$303.9	$263.5
Insurance	178.4	157.5
Accrued rent	130.5	118.5
Inventory	41.0	40.8
Bad debt	37.0	14.3
Stock compensation expense	35.0	-
Other	49.8	61.4
	775.6	656.0
Deferred tax liabilities -
Accelerated depreciation	643.7	663.4
Inventory	142.1	112.8
Other	30.9	25.9
	816.7	802.1
Net deferred tax liabilities	$41.1	$146.1

Income taxes paid were $1.111 billion, $928.2 million and $734.1 million during the fiscal years ended August 31, 2006, 2005 and 2004, respectively. The difference between the statutory income tax rate and the effective tax rate is principally due to state income tax provisions.

Short-Term Borrowings

The company had no short-term borrowings in fiscal 2006 or 2005. At August 31, 2006, the company had a syndicated bank line of credit facility of $200 million to support the company's short-term commercial paper program. The company pays a nominal facility fee to the financing bank to keep this line of credit facility active.

Contingencies

The company is involved in various legal proceedings incidental to the normal course of business and is subject to various investigations, inspections, audits, inquiries and similar actions by governmental authorities responsible for enforcing the laws and regulations to which the company is subject. These include a lawsuit for which a $31 million judgment was entered against the company in October 2006. The company has appealed the judgment and management is of the opinion, based upon the advice of General Counsel, that although the outcome of this and other litigation and investigations cannot be forecast with certainty, the final disposition should not have a material adverse effect on the company's consolidated financial position or results of operations.

Capital Stock

On July 14, 2004, the Board of Directors announced a stock repurchase program of up to $1 billion, which is expected to be executed over four years. During fiscal 2006, the company purchased $289.7 million of shares related to the stock repurchase program, which compares to $345.1 million of shares purchased in fiscal 2005. Total purchases to date related to the stock repurchase program have been $656.8 million. An additional $379.1 million of shares were purchased to support the long-term needs of the employee stock plans, which compares to $436.7 million in fiscal 2005.

At August 31, 2006, 86,104,397 shares of common stock were reserved for future stock issuances under the company's various employee benefit plans.

Stock Compensation Plans

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a ten-year period to eligible non-executive employees upon the purchase of company shares, subject to certain restrictions. Employees may purchase the company shares through cash purchases or loans. For options granted on or after October 1, 2005, the option price is the closing price of a share of common stock on the grant date. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock. At August 31, 2006, there were 31,754,614 shares available for future grants. The options granted during fiscal 2006, 2005 and 2004 have a two-year vesting period.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until January 11, 2016, for an aggregate of 38,400,000 shares of common stock. As of August 31, 2006, 17,658,026 shares were available for future grants. The options granted during fiscal 2006, 2005 and 2004 have a three-year vesting period.

The Walgreen Co. Option 3000 Plan offered a stock option award to all non-executive employees who were employed on May 11, 2000. Each eligible employee, in conjunction with opening the company’s 3,000th store, received a stock option award to purchase from 75 to 500 shares, based on years of service. The option award, issued at fair market value on May 11, 2000, was authorized to grant an aggregate of 15,500,000 shares of common stock. The options vested and became exercisable on May 11, 2003, and any unexercised options will expire on May 10, 2010, subject to earlier termination if the optionee’s employment ends.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the company's 4,000th store, were granted a stock option to purchase 100 shares. The option was authorized to grant an aggregate of 15,000,000 shares of common stock. The options vested and became exercisable on March 11, 2006, and any unexercised options will expire on March 10, 2013, subject to earlier termination if the optionee’s employment ends.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares, which all participants have the right to purchase under this Plan, is 74,000,000. At August 31, 2006, 6,840,369 shares were available for future purchase.

The Walgreen Co. Restricted Performance Share Plan provides for the granting of shares of common stock and cash to certain key employees, subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a four-year period from the date of grant. Compensation expense is recognized in the year of grant. Shares may be granted for an aggregate of 32,000,000 shares of common stock. At August 31, 2006, 22,938,127 shares were available for future purchases. Compensation expense related to the Plan was $8.8 million in fiscal 2006, $11.1 million in fiscal 2005 and $8.1 million in fiscal 2004.

The Walgreen Co. Nonemployee Director Stock Plan provides that each nonemployee director receives an equity grant of shares each year on November 1. Through fiscal 2006, the plan determined the number of shares granted by dividing $80,000 by the price of a share of common stock on November 1. Beginning with the annual share grant made on November 1, 2006, the dollar value of the grant has increased to $100,000, and each nonemployee director may elect to receive this annual share grant in the form of shares or deferred stock units. During the term of the Plan, each nonemployee director will also receive 50% of his or her quarterly retainer in the form of shares, which may be deferred into an equal number of stock units. In addition, a nonemployee director may elect to defer all or a portion of the cash component of his or her quarterly retainer, meeting fees and committee chair retainer in the form of deferred stock units or to have such amounts placed in a deferred cash compensation account. Each nonemployee director received a grant of 1,771 shares in 2006, excluding any new directors which were prorated. Each nonemployee director received a grant of 2,211 shares in 2005 and 2,298 shares in 2004.

A summary of information relative to the company's stock option plans follows:
Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at August 31, 2005	42,905,655	$29.58
Granted	3,544,433	46.08
Exercised	(7,707,687)	22.92
Canceled/Forfeited	(1,334,954)	31.21
Outstanding at August 31, 2006	37,407,447	$32.45	5.95 years	$636,271,916

Exercisable at August 31, 2006	22,926,046	$29.03	4.55 years	$468,476,226

The intrinsic value for options exercised in fiscal 2006, 2005 and 2004 was $173.0 million, $89.3 million and $132.0 million, respectively. The total fair value of options vested in fiscal 2006, 2005 and 2004 was $116.3 million, $31.5 million and $36.1 million, respectively.

Cash received from the exercise of options in fiscal 2006 was $176.7 million. The related tax benefit realized was $66.1 million. The company has a practice of repurchasing shares on the open market to satisfy share-based payment arrangements and expects to repurchase approximately eight million shares during fiscal 2007.

A summary of information relative to the company's restricted stock awards follows:
Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at August 31, 2005	127,539	$35.28
Granted	134,768	46.33
Forfeited	-	-
Vested	(104,487)	42.44
Nonvested at August 31, 2006	157,820	$41.92

The fair value of each option grant was determined using the Black-Scholes option pricing model with weighted-average assumptions used in fiscal 2006, 2005 and 2004:
	2006	2005	2004
Risk-free interest rate (1)	4.10%	3.80%	4.07%
Average life of option (years) (2)	7.2	7.2	7.0
Volatility (3)	32.12%	28.14%	28.56%
Dividend yield (4)	.45%	.58%	.38%
Weighted-average grant-date fair value
Granted at market price	$18.82	$13.47	$12.17
Granted below market price	-	$12.78	$14.03

(1)	Represents the Treasury bill rate for the expected term of the option.
(2)	Represents the period of time that options granted are expected to be outstanding. The company analyzed separate groups of employees with similar exercise behavior to determine the expected term.
(3)	Based on historical volatility of the company’s common stock.
(4)	Represents the company’s cash dividend for the expected term.

Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust to which both the company and the employees contribute. The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income. The profit-sharing provision was $245.0 million in 2006, $218.5 million in 2005 and $193.6 million in 2004. The company's contributions were $216.1 million for 2006, $262.3 million for 2005 and $161.5 million for 2004.

The company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. The costs of these benefits are accrued over the period earned. The company's postretirement health benefit plans are not funded.

Components of net periodic benefit costs (In Millions):
	2006	2005	2004
Service cost	$18.3	$22.0	$19.3
Interest cost	21.4	23.6	22.5
Amortization of actuarial loss	8.8	10.6	9.9
Amortization of prior service cost	(4.1)	(3.6)	(.4)
Transition obligation	-	4.9	-
Total postretirement benefit cost	$44.4	$57.5	$51.3

Change in benefit obligation (In Millions):
	2006	2005
Benefit obligation at September 1	$391.8	$392.5
Service cost	18.3	22.0
Interest cost	21.4	23.6
Amendments	(5.0)	(36.7)
Actuarial gain	(62.7)	(6.6)
Benefit payments	(9.1)	(8.7)
Participants contributions	1.0	.8
Medicare Part D subsidy	.3	-
Transition obligation	-	4.9
Benefit obligation at August 31	$356.0	$391.8

Change in plan assets (In Millions):
	2006	2005
Plan assets at fair value at September 1	$-	$-
Plan participants contributions	1.0	.8
Employer contributions	7.8	7.9
Benefits paid	(9.1)	(8.7)
Medicare Part D subsidy	.3	-
Plan assets at fair value at August 31	$-	$-

Funded status (In Millions):
	2006	2005
Funded status	$(356.0)	$(391.8)
Unrecognized actuarial loss	130.7	203.0
Unrecognized prior service cost	(66.1)	(65.2)
Accrued benefit cost at August 31	$(291.4)	$(254.0)

The measurement date used to determine the postretirement benefits is as of August 31, 2006 and 2005. The discount rate assumption used to compute the postretirement benefit obligation at year-end was 6.25% for 2006 and 5.5% for 2005. The discount rate assumption used to determine net periodic benefit cost was 5.5% for 2006 and 2005, and 6.5% for 2004.

Future benefit costs were estimated assuming medical costs would increase at a 9.25% annual rate gradually decreasing to 5.25% over the next five years and then remaining at a 5.25% annual growth rate thereafter. A one percentage point change in the assumed medical cost trend rate would have the following effects (In Millions):
	1% Increase	1% Decrease
Effect on service and interest cost	$.9	$(1.1)
Effect on postretirement obligation	16.6	(20.1)

Estimated future benefit payments and federal subsidy (In Millions):
	Estimated Future Benefit Payments	Estimated Federal Subsidy
2007	$8.8	$1.0
2008	9.5	1.2
2009	10.8	1.4
2010	12.0	1.7
2011	13.9	1.9
2012-2016	96.7	14.7

The expected contribution to be paid during fiscal year 2007 is $7.8 million.

Supplementary Financial Information
Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Millions):
	2006	2005
Accounts receivable -
Accounts receivable	$2,120.0	$1,441.6
Allowance for doubtful accounts	(57.3)	(45.3)
	$2,062.7	$1,396.3
Accrued expenses and other liabilities -
Accrued salaries	$598.2	$516.6
Taxes other than income taxes	279.3	261.7
Profit sharing	164.8	143.4
Other	671.0	570.2
	$1,713.3	$1,491.9

Summary of Quarterly Results (Unaudited)
(Dollars in Millions, except per share amounts)
	Quarter Ended
	November	February	May	August	Fiscal Year
Fiscal 2006
Net sales	$10,900.4	$12,163.1	$12,175.2	$12,170.3	$47,409.0
Gross profit	3,002.5	3,459.3	3,343.2	3,363.6	13,168.6
Net earnings	345.6	523.5	469.2	412.3	1,750.6
Per Common Share -
Basic	$.34	$.52	$.46	$.41	$1.73
Diluted	.34	.51	.46	.41	1.72
Fiscal 2005
Net sales	$9,889.1	$10,987.0	$10,830.6	$10,494.9	$42,201.6
Gross profit	2,707.9	3,130.6	3,016.2	2,933.1	11,787.8
Net earnings	328.6	490.9	411.0	329.0	1,559.5
Per Common Share -
Basic	$.32	$.48	$.41	$.32	$1.53
Diluted	.32	.48	.40	.32	1.52
Comments on Quarterly Results: In further explanation of and supplemental to the quarterly results, the 2006 fourth quarter LIFO adjustment was a charge of $26.1 million compared to a 2005 credit of $2.0 million. If the 2006 interim results were adjusted to reflect the actual inventory inflation rates and inventory levels as computed at August 31, 2006, earnings per share would not have changed. Similar adjustments in 2005 would have increased earnings per share in the second quarter by $.01 and decreased earnings per share in the fourth quarter by $.01.

The quarter ended August 31, 2005, includes $54.7 million ($.033 per share, diluted) of pre-tax expenses related to Hurricane Katrina.

Common Stock Prices
Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2006 and 2005.
		Quarter Ended
		November	February	May	August	Fiscal Year
Fiscal 2006	High	$48.25	$47.05	$46.07	$50.00	$50.00
	Low	40.98	42.13	39.55	40.45	39.55
Fiscal 2005	High	$39.51	$44.19	$46.75	$49.01	$49.01
	Low	35.05	38.11	41.51	44.00	35.05

Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of August 31, 2006, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its report which is included herein.

/s/	Jeffrey A. Rein	/s/	William M. Rudolphsen
	President and Chief Executive Officer		Senior Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. and Subsidiaries (the åCompanyæ) as of August 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in "Summary of Major Accounting Policies" in the consolidated financial statements, effective September 1, 2005, the Company changed its method of accounting for share-based payments to adopt Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of August 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 31, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
October 31, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited management's assessment, included in the accompanying Management’s Report on Internal Control, that Walgreen Co. and Subsidiaries (the åCompanyæ) maintained effective internal control over financial reporting as of August 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.  Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of August 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended August 31, 2006 of the Company and our report dated October 31, 2006 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the Company’s change effective September 1, 2005, in its method of accounting for share-based payments.

/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
October 31, 2006

WALGREENS ACROSS THE COUNTRY

STATE	2006	2005
Alabama	56	46
Arizona	229	219
Arkansas	36	28
California	438	408
Colorado	113	101
Connecticut	59	52
Delaware	59	-
Florida	697	658
Georgia	111	96
Idaho	17	17
Illinois	511	491
Indiana	167	155
Iowa	55	54
Kansas	50	47
Kentucky	65	59
Louisiana	99	102
Maryland	31	18
Massachusetts	111	106
Michigan	174	165
Minnesota	103	98
Mississippi	41	37
Missouri	152	144
Montana	2	2
Nebraska	43	43
Nevada	59	55
New Hampshire	14	11
New Jersey	90	82
New Mexico	53	52
New York	84	69
North Carolina	91	75
North Dakota	1	1
Ohio	198	173
Oklahoma	75	69
Oregon	44	37
Pennsylvania	65	43
Rhode Island	16	16
South Carolina	52	42
South Dakota	9	6
Tennessee	199	181
Texas	550	516
Utah	27	24
Vermont	2	2
Virginia	56	54
Washington	95	90
West Virginia	1	-
Wisconsin	185	173
Wyoming	7	5
Puerto Rico	69	63
Total*	5,461	4,985

*The total number of stores includes mail service facilities, home care facilities, clinic pharmacies and specialty pharmacies.