Form 10-K, Exhibit 13
period 2007-08-31
WALGREEN CO
filed 2007-10-26
CIK 104207

EXHIBIT 13

WALGREEN CO. AND SUBSIDIARIES

ANNUAL REPORT

FOR THE YEAR ENDED AUGUST 31, 2007

         Eleven-Year Summary of Selected Consolidated Financial Data

         Management's Discussion and Analysis of Results of Operations and Financial Condition

       Consolidated Statement of Earnings

       Consolidated Statement of Shareholders' Equity

       Consolidated Balance Sheets

       Consolidated Statements of Cash Flows

          Notes to Consolidated Financial Statements

        Common Stock Prices

        Comparison of Five-Year Cumulative Total Return

Eleven-Year Summary of Selected Consolidated Financial Data
Walgreen Co. and Subsidiaries
(Dollars in Millions, except per share amounts)

Fiscal Year	2007	2006	2005	2004
Net Sales	$53,762.0	$47,409.0	$42,201.6	$37,508.2
Costs and Deductions
Cost of sales	38,518.1	34,240.4	30,413.8	27,310.4
Selling, occupancy and administration (1)	12,093.2	10,467.1	9,363.8	8,055.4
Other income (2)	38.4	52.6	31.6	17.3
Total Costs and Deductions	50,572.9	44,654.9	39,746.0	35,348.5
Earnings
Earnings before income tax provision and cumulative effect of accounting changes	3,189.1	2,754.1	2,455.6	2,159.7
Income tax provision	1,147.8	1,003.5	896.1	809.9
Earnings before cumulative effect of accounting changes	2,041.3	1,750.6	1,559.5	1,349.8
Cumulative effect of accounting changes (3)	-	-	-	-
Net Earnings	$2,041.3	$1,750.6	$1,559.5	$1,349.8
Per Common Share (4)
Net earnings (3)
Basic	$2.04	$1.73	$1.53	$1.32
Diluted	2.03	1.72	1.52	1.31
Dividends declared	.33	.27	.22	.18
Book value	11.20	10.04	8.77	7.95
Non-Current Liabilities
Long-term debt	22.0	$3.2	$12.0	$12.4
Deferred income taxes	158.2	141.1	240.4	274.1
Other non-current liabilities	1,284.8	1,115.7	985.7	838.0
Assets and Equity
Total assets	$19,313.6	$17,131.1	$14,608.8	$13,342.1
Shareholders' equity	11,104.3	10,115.8	8,889.7	8,139.7
Return on average shareholders' equity	19.2%	18.4%	18.3%	17.7%
Locations
Year-end (5)	5,997	5,461	4,985	4,613

2003	2002	2001	2000	1999	1998	1997
$32,505.4	$28,681.1	$24,623.0	$21,206.9	$17,838.8	$15,306.6	$13,363.0

23,706.2	21,076.1	18,048.9	15,465.9	12,978.6	11,139.4	9,681.8

6,938.3	5,992.5	5,171.0	4,501.2	3,859.6	3,341.6	2,979.6
10.8	6.9	2.3	5.7	11.9	41.9	3.9

30,633.7	27,061.7	23,217.6	19,961.4	16,826.3	14,439.1	12,657.5

1,871.7	1,619.4	1,405.4	1,245.5	1,012.5	867.5	705.5
706.6	611.3	530.6	479.5	397.4	336.2	273.4
1,165.1	1,008.1	874.8	766.0	615.1	531.3	432.1
-	-	-	-	-	(26.4)	-

$1,165.1	$1,008.1	$874.8	$766.0	$615.1	$504.9	$432.1

$1.14	$.99	$.86	$.76	$.61	$.50	$.43
1.13	.98	.85	.75	.61	.50	.43
.16	.15	.14	.14	.13	.13	.12
6.94	6.01	5.05	4.14	3.44	2.83	2.38

$9.4	$11.2	$20.8	$18.2	$18.0	$13.6	$3.3
180.7	135.6	102.9	74.0	54.1	74.2	101.6
677.5	613.9	547.5	519.2	461.0	410.3	310.0

$11,656.8	$10,117.2	$9,042.3	$7,103.7	$5,906.7	$4,901.6	$4,207.1
7,117.8	6,162.9	5,151.0	4,188.6	3,449.8	2,823.4	2,353.7

17.5%	17.8%	18.7%	20.1%	19.6%	19.5%	19.7%

4,252	3,899	3,536	3,181	2,830	2,556	2,366

(1)
Fiscal 2007 had insignificant pre-tax income from litigation settlement gains.  Fiscal 2006, 2005, 2004, 2003, 2002, 2001 and 2000 included pre-tax income of $7.3 million ($.005 per share, diluted), $26.3 million ($.016 per share, diluted), $16.3 million ($.010 per share, diluted), $29.6 million ($.018 per share, diluted), $6.2 million ($.004 per share, diluted), $22.1 million ($.013 per share, diluted) and $33.5 million ($.021 per share, diluted), respectively, from litigation settlements. Fiscal 2006 included a $12.3 million ($.008 per share, diluted) downward adjustment of the fiscal 2005 pre-tax expenses of $54.7 million ($.033 per share, diluted) related to Hurricane Katrina.

(2)	Fiscal 1998 includes a pre-tax gain of $37.4 million ($.023 per share, diluted) from the sale of the company's long-term care pharmacy business.
(3)	Fiscal 1998 includes an after-tax $26.4 million ($.026 per share, diluted) charge from the cumulative effect of accounting change for system development costs.
(4)	Per share amounts have been adjusted for two-for-one stock splits in 1999 and 1997.
(5)	Locations include stores, mail service facilities, home care facilities and specialty pharmacies.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Introduction

Walgreens is principally a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise. General merchandise includes, among other things, beauty care, personal care, household items, candy, photofinishing, greeting cards, seasonal items and convenience food.  Customers can have prescriptions filled at the drugstore counter, as well as through the mail, by telephone and via the Internet.  As of August 31, 2007, we operated 5,997 locations (including three mail service facilities, 101 home care facilities and eight specialty pharmacies) located in 48 states and Puerto Rico.  The total location count of 5,997 does not include the 62 convenient care clinics operated by Take Care Health Systems, Inc.

The drugstore industry is highly competitive.  In addition to other drugstore chains, independent drugstores and mail order prescription providers, we also compete with various other retailers including grocery stores, convenience stores, mass merchants and dollar stores.

Prescription sales continue to become a larger portion of the company's business.  The long-term outlook for prescription sales is strong due in part to the aging population, the introduction of lower priced generics and the continued development of innovative drugs that improve quality of life and control healthcare costs.   Certain provisions relating to Medicaid reimbursement rates for generic drugs from the Deficit Reduction Act of 2005 become effective during fiscal 2008 and are expected to reduce our reimbursement.

Front-end sales have continued to grow due to strengthening core categories, such as over-the-counter non-prescription drugs, beauty care and personal care products.  Walgreens strong name recognition continues to drive private brand sales, which are included in these core categories.

We continue to expand into new markets and increase penetration in existing markets. To support our growth, we are investing significantly in prime locations, technology and customer service initiatives.  Retail organic growth continues to be our primary growth vehicle; however, consideration is given to acquisitions that provide a unique opportunity and strategic fit for our business.  Fiscal 2007 acquisitions included Option Care, Inc. and affiliated companies, a specialty pharmacy and home infusion services provider; Take Care Health Systems, Inc. and LLC, a convenient care clinic operator; selected assets from Familymeds Group, Inc., a pharmacy chain; the remaining minority interest in SeniorMed LLC and selected other assets (primarily prescription files).

Operating Statistics

	Percentage Increases
Fiscal Year	2007	2006	2005
Net Sales	13.4	12.3	12.5
Net Earnings	16.6	12.3	15.5
Comparable Drugstore Sales	8.1	7.7	8.2
Prescription Sales	14.7	13.3	13.4
Comparable Drugstore Prescription Sales	9.5	9.2	9.8
Front-End Sales	12.2	10.9	11.1
Comparable Drugstore Front-End Sales	5.8	5.3	5.5

	Percent to Net Sales
Fiscal Year	2007	2006	2005
Gross Margin	28.4	27.8	27.9
Selling, Occupancy and Administration Expenses	22.5	22.1	22.2

	Other Statistics
Fiscal Year	2007	2006	2005
Prescription Sales as a % of Net Sales	65.0	64.3	63.7
Third Party Sales as a % of Total Prescription Sales	94.8	93.1	92.7
Total Number of Prescriptions (In Millions)	583.4	530.0	489.4
Total Number of Locations (1)	5,997	5,461	4,985
(1) The total number of locations for fiscal year 2005 has been adjusted to include home care locations for consistency.

Results of Operations

Fiscal 2007 was our 33rd consecutive year of record sales and earnings.  Fiscal year net earnings increased 16.6% to $2.041 billion, or $2.03 per share (diluted), versus last year's earnings of $1.751 billion, or $1.72 per share (diluted). Net earnings increases resulted from improved sales and higher gross margins, partially offset by higher expense ratios.

Fiscal 2007 included insignificant pre-tax litigation settlement gains.  There were pre-tax litigation settlement gains of $7.3 million (less than $.01 per share, diluted) in fiscal 2006 and $26.3 million ($.02 per share, diluted) in fiscal 2005.  Fiscal 2006 included a $12.3 million (less than $.01 per share, diluted) downward adjustment of the fiscal 2005 pre-tax expenses of $54.7 million ($.03 per share, diluted) related to Hurricane Katrina.

Net sales increased by 13.4% to $53.762 billion in fiscal 2007 compared to increases of 12.3% in 2006 and 12.5% in 2005.  Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which includes an indeterminate amount of market-driven price changes. Sales in comparable drugstores were up 8.1% in 2007, 7.7% in 2006 and 8.2% in 2005.  Comparable drugstores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural disaster in the past twelve months.  Relocated and acquired stores are not included as comparable stores for the first twelve months after the relocation or acquisition. We operated 5,997 locations at August 31, 2007, compared to 5,461 at August 31, 2006, and 4,985 at August 31, 2005.

Prescription sales increased 14.7% in 2007, 13.3% in 2006 and 13.4% in 2005.  Comparable drugstore prescription sales were up 9.5% in 2007, 9.2% in 2006 and 9.8% in 2005.  Prescription sales were 65.0% of total net sales for fiscal 2007 compared to 64.3% in 2006 and 63.7% in 2005.  The effect of generic drugs introduced during the fiscal year, which replaced higher priced retail brand name drugs, reduced prescription sales by 4.2% for 2007, 2.0% for 2006 and 2.4% for 2005 while the effect on total sales was 2.5% for 2007, 1.2% for 2006 and 1.4% for 2005.  Third party sales, where reimbursement is received from managed care organizations, the government or private insurers, were 94.8% of prescription sales in 2007, 93.1% in 2006 and 92.7% in 2005.  The total number of prescriptions filled was approximately 583.4 million in 2007; 530.0 million in 2006 and 489.4 million in 2005.

Front-end sales increased 12.2% in 2007, 10.9% in 2006 and 11.1% in 2005.  Front-end sales were 35.0% of total sales in fiscal 2007, 35.7% in 2006 and 36.3% in 2005.  Comparable front-end sales increased 5.8% in 2007, 5.3% in 2006 and 5.5% in 2005.

Gross margins as a percent of total net sales were 28.4% in 2007, 27.8% in 2006 and 27.9% in 2005. Pharmacy margins, as well as front-end margins, increased for the year.  Pharmacy margins increased with the growth in generic drug sales.  Some of that benefit was offset by growth in Medicare Part D and third party pharmacy sales, which typically have lower margins than cash prescriptions, and a continued sales shift toward the pharmacy business, which carries lower margins than front-end merchandise. Margins for the front-end increased as a result of a shift in sales mix to higher margin items.

We use the last-in, first-out (LIFO) method of inventory valuation.  The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix.  The effective LIFO inflation rates were 1.04% in 2007, 1.53% in 2006 and 1.26% in 2005, which resulted in charges to cost of sales of $69.3 million in 2007, $95.3 million in 2006 and $67.8 million in 2005.  Inflation on prescription inventory was .71% in 2007, 2.37% in 2006 and 2.18% in 2005.  In all three fiscal years, we experienced deflation in some non-prescription inventories.

Selling, occupancy and administration expenses were 22.5% of sales in fiscal 2007, 22.1% in fiscal 2006 and 22.2% in fiscal 2005.  The increase in fiscal 2007 was principally caused by higher store level salaries and expenses, provisions for legal matters and higher intangible asset amortization and administrative costs related to acquisitions.  In addition, the impact of the introduction of new generic drugs, which tempers the rate of sales growth, continues to adversely affect expense ratios.

Interest income decreased in 2007 as cash was used for business acquisitions and stock repurchases, reducing the level of short-term investments.  Interest income is also reported net of an insignificant level of interest expense.  Average net investment levels were approximately $805.9 million in 2007, $1.225 billion in 2006 and $1.307 billion in 2005.

The effective income tax rate was 36.0% for fiscal 2007, 36.4% for 2006 and 36.5% for 2005.  Fiscal 2007 reflects the resolution of a multiyear state tax matter and a lower effective state tax rate, while 2006 reflects the settlement of prior years' Internal Revenue Service matters and 2005 reflects foreign tax credit adjustments.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates.  Actual results may differ from these estimates.  Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations.  To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary.  These adjustments would be made in future statements.  Some of the more significant estimates include goodwill and other intangible asset impairment, allowance for doubtful accounts, vendor allowances, liability for closed locations, liability for insurance claims and cost of sales.  We use the following methods to determine our estimates:

Goodwill and other intangible asset impairment –
Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually or whenever events or changes in circumstances indicate that the value of a certain asset may be impaired.  The process of evaluating goodwill for impairment involves the determination of fair value.  Inherent in such fair value determinations are certain judgments and estimates, including the interpretation of economic indicators and market valuations and assumptions about our business plans.  We have not made any material changes to the method of evaluating goodwill and intangible asset impairments during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine impairment.

Allowance for doubtful accounts –
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
Liability for closed locations –
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
Liability for insurance claims –
The liability for insurance claims is recorded based on estimates for claims incurred.  The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions and are not discounted.  We have not made any material changes to the method of estimating our liability for insurance claims during the last three years. Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine the liability.
Cost of sales –
Drugstore cost of sales is derived based on point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories. Inventories are valued at the lower of cost or market determined by the last-in, first-out (LIFO) method.  We have not made any material changes to the method of estimating cost of sales during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine cost of sales.

Liquidity and Capital Resources

Cash and cash equivalents were $254.8 million at August 31, 2007, compared to $919.9 million at August 31, 2006.  Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields.  To attain these objectives, investment limits are placed on the amount, type and issuer of securities.  Investments are principally in top-tier money market funds and commercial paper.

Net cash provided by operating activities was $2.357 billion in fiscal 2007 and $2.440 billion in fiscal 2006. The change between periods was primarily caused by increased net earnings, offset by inventory levels. The lower rate of increase in accounts receivable, as well as the decrease in accounts payable, reflect the loss of the UnitedHealth Group's Ovations unit contract in our pharmacy benefit management business as of December 31, 2006.  Cash provided by operations is the principal source of funds for expansion, acquisitions, remodeling programs, dividends to shareholders and stock repurchases.  In fiscal 2007, we supplemented cash provided by operations with short-term borrowings.

Net cash used for investing activities was $2.396 billion versus $1.684 billion last year.  Proceeds from the sale of auction rate securities exceeded purchases of such securities by $429.1 million in fiscal 2007 compared to $106.0 million in fiscal 2006.  Our participation in auction rate securities has included investing in municipal bonds and student obligations, with purchases of these securities at par.  While the underlying security is issued as a long-term investment, they typically can be purchased and sold every 7, 28 and 35 days.  The trading of auction rate securities takes place through a descending price auction with the interest rate reset at the beginning of each holding period.  At the end of each holding period the interest is paid to the investor.  At August 31, 2007, there were no holdings of auction rate securities compared to $415.1 million in fiscal 2006.

Additions to property and equipment were $1.785 billion compared to $1.338 billion last year.  In total there were 563 new or relocated locations (net 478) in fiscal 2007, not including 58 locations acquired from Option Care, Inc. and affiliated companies.  This compared to 570 last year (net 476). New locations are owned or leased.  There were 170 owned locations added during the year and 62 under construction at August 31, 2007, versus 136 owned locations added and 62 under construction as of August 31, 2006.

Business acquisitions this year were $1.086 billion versus $485.4 million in fiscal 2006.  Acquisitions in fiscal 2007 included the purchase of Option Care, Inc. and affiliated companies, a specialty pharmacy and home infusion services provider; Take Care Health Systems, Inc. and LLC, a convenient care clinic operator; selected assets from Familymeds Group, Inc., a pharmacy chain; the remaining minority interest in SeniorMed LLC and selected other assets (primarily prescription files).  Business acquisitions in fiscal 2006 included a merger with Delaware-based Happy Harry's pharmacy chain and the purchase of  Medmark Inc., a specialty pharmacy; Schraft's A Specialty Pharmacy; a controlling interest in SeniorMed LLC, an institutional pharmacy; Home Pharmacy of California, which provides home infusion services; Canadian Valley Medical Solutions, which provides home care services; selected assets from the 23-store Medic drugstore chain and selected other assets (primarily prescription files).

Capital expenditures for fiscal 2008 are expected to be more than $2.0 billion, excluding business acquisitions.  We expect to open 550 new stores in fiscal 2008, with a net increase of more than 475 stores, and anticipate having a total of more than 7,000 locations in 2010.  We are continuing to relocate stores to more convenient and profitable freestanding locations.  In addition to new stores, expenditures are planned for distribution centers and technology.  A new distribution center opened in Anderson, South Carolina, in fiscal 2007; another in Windsor, Connecticut, has an anticipated opening date in fiscal 2009.

Net cash used for financing activities was $626.1 million compared to $413.0 million last year. During the fiscal year, we purchased $1.064 billion of company shares.  Of this amount, $343.2 million related to the stock repurchase program announced on July 14, 2004 ("2004 repurchase program") and finalized in the first quarter of fiscal 2007. On January 10, 2007, a new stock repurchase program ("2007 repurchase program") of up to $1 billion was announced, to be executed over the next four years.  Purchases of company shares relating to the 2007 repurchase program were made in the second, third and fourth quarters in the amount of $344.9 million.  An additional $375.4 million of shares were purchased to support the needs of the employee stock plans.  Comparable amounts in fiscal 2006 were purchases of  $289.7 million relating to the 2004 repurchase program and purchases of $379.1 million to support the needs of the employee stock plans.  We had proceeds related to employee stock plans of  $266.1 million in fiscal 2007 versus $319.1 million in fiscal 2006.  We do not anticipate executing stock repurchases under the 2007 repurchase program while having short-term debt outstanding; however, we will continue to repurchase shares to support the needs of the employee stock plans.

We had $850.0 million of commercial paper outstanding at a weighted-average interest rate of 5.36% at August 31, 2007. In connection with our commercial paper program, we maintain two unsecured backup syndicated lines of credit that total $1.2 billion.  The first $600 million facility expires on August 12, 2008, the second on August 12, 2012.  Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facilities, including financial covenants.  The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments.  As of August 31, 2007, we were in compliance with all such covenants.   There were no borrowings against the credit facilities in fiscal 2007.  On October 12, 2007, we entered into an additional $100 million unsecured line of credit facility that expires on December 31, 2007.  This line of credit is subject to similar covenants as the syndicated lines of credit.  In connection with the Option Care, Inc. and affiliated companies acquisition, $118.3 million of convertible debt was retired prior to August 31, 2007, while $28.5 million remained outstanding as of that date.  On September 6, 2007, the $28.5 million was retired.

Cash dividends paid were $310.2 million for fiscal 2007 versus $262.9 million in fiscal 2006. A $213.9 million wire transfer made on August 31, 2006, was not accepted by our disbursement bank until September 1, 2006, resulting in a bank overdraft at fiscal 2006 year-end and subsequent repayment on September 1, 2006.

Our credit ratings as of August 31, 2007, were as follows:
Rating Agency	Long-Term Debt Rating	Outlook	Commercial Paper Rating	Outlook
Moody's	Aa3	Negative	P-1	Stable
Standard & Poor's	A+	Stable	A-1	Stable

In assessing our credit strength, both Moody's and Standard & Poor's consider our business model, capital structure, financial policies and financial statements.  Our credit ratings impact our borrowing costs, access to capital markets and operating lease costs.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments at August 31, 2007 (In Millions):
	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases (1)	$28,710.5	$1,609.9	$3,365.5	$3,292.1	$20,443.0
Purchase obligations (2):
Open inventory purchase orders	1,591.8	1,591.8	-	-	-
Real estate development	980.4	978.8	1.6	-	-
Other corporate obligations	619.8	283.9	262.1	37.5	36.3
Insurance*	482.9	144.2	112.8	61.1	164.8
Retiree health*	370.0	8.4	20.5	25.5	315.6
Closed location obligations*	67.1	18.2	20.7	12.3	15.9
Capital lease obligations*	39.7	1.2	2.3	2.7	33.5
Other long-term liabilities reflected on the balance sheet*	564.4	45.3	72.5	56.0	390.6
Total	$33,426.6	$4,681.7	$3,858.0	$3,487.2	$21,399.7
                        *Recorded on balance sheet.

(1)
Amounts for operating leases and capital leases do not include certain operating expenses under these leases such as common area maintenance, insurance and real estate taxes.  These expenses for the company's most recent fiscal year were $255.6 million.

(2)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.

Off-Balance Sheet Arrangements

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows (In Millions):
Inventory obligations	$76.9
Real estate development	12.2
Insurance	276.8
Total	$365.9

We have no other off-balance sheet arrangements other than those disclosed on the Contractual Obligations and Commitments table and a credit agreement guaranty on behalf of SureScripts, LLC.  This agreement is described more fully in Note 8 in the Notes to Consolidated Financial Statements.

Both on-balance sheet and off-balance sheet financing are considered when targeting debt to equity ratios to balance the interests of equity and debt (including real estate) investors.  This balance allows us to lower our cost of capital while maintaining a prudent level of financial risk.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109."  This interpretation clarifies the accounting and disclosure for uncertain income tax positions, including how income tax positions should be reflected in the financial statements before they are resolved with the tax authorities.  This interpretation will be effective first quarter of fiscal 2008. Had this pronouncement been effective as of August 31, 2007, the adjustment to Retained Earnings would have been immaterial.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements."  This statement defines and provides guidance when applying fair value measurements to accounting pronouncements that require or permit such measurements.  This statement, which will be effective first quarter of fiscal 2009, is not expected to have a material impact on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement gives entities the option to carry most financial assets and liabilities at fair value, with changes in fair value recorded in earnings. We are currently evaluating whether we intend to adopt this voluntary statement, which would be effective first quarter of fiscal 2009.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on certain nonvested equity shares and options as an increase in additional paid-in capital. The benefit should be included in the pool of excess tax benefits available to absorb potential future tax liabilities. This issue should be applied prospectively for share-based awards declared beginning in fiscal 2009. The company does not expect the adoption of EITF 06-11 to have a material impact on its consolidated financial position or results of operations.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties.  Please see Walgreen Co.'s Form 10-K for the period ended August 31, 2007, for a discussion of important factors as they relate to forward-looking statements.  Actual results could differ materially.

Consolidated Statements of Earnings
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 2007, 2006 and 2005
(In Millions, except shares and per share amounts)

Earnings	2007	2006	2005
Net Sales	$53,762.0	$47,409.0	$42,201.6
Costs and Deductions:
Cost of sales	38,518.1	34,240.4	30,413.8
Selling, occupancy and administration	12,093.2	10,467.1	9,363.8
	50,611.3	44,707.5	39,777.6
Other Income:
Interest income, net	38.4	52.6	31.6

Earnings:
Earnings before income tax provision	3,189.1	2,754.1	2,455.6
Income tax provision	1,147.8	1,003.5	896.1
Net Earnings	$2,041.3	$1,750.6	$1,559.5

Net Earnings per Common Share:
Basic	$2.04	$1.73	$1.53
Diluted	2.03	1.72	1.52

Average shares outstanding	998,633,559	1,010,252,562	1,019,669,630
Dilutive effect of stock options	7,706,509	9,148,162	8,664,212
Average shares outstanding assuming dilution	1,006,340,068	1,019,400,724	1,028,333,842

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Shareholders' Equity
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 2007, 2006 and 2005
(In Millions, except shares and per share amounts)
Shareholders' Equity	Common Stock Shares	Common Stock Amount	Paid-In Capital	Employee Stock Loan Receivable	Retained Earnings	Accumulated Other Comprehensive Loss	Common Stock In Treasury
Balance, August 31, 2004	1,023,292,737	$80.1	$632.6	$-	$7,503.3	$-	$(76.3)
Net earnings	-	-	-	-	1,559.5	-	-
Cash dividends declared ($.2225 per share)	-	-	-	-	(226.5)	-	-
Treasury stock purchases	(18,135,900)	-	-	-	-	-	(781.8)
Employee stock purchase and option plans	8,355,210	-	(67.6)	-	-	-	343.2
Employee stock loan receivable	-	-	-	(76.8)	-	-	-
Balance, August 31, 2005	1,013,512,047	80.1	565.0	(76.8)	8,836.3	-	(514.9)
Net earnings	-	-	-	-	1,750.6	-	-
Cash dividends declared ($.2725 per share)	-	-	-	-	(275.2)	-	-
Treasury stock purchases	(15,033,000)	-	-	-	-	-	(668.8)
Employee stock purchase and option plans	9,383,072	-	(159.1)	-	-	-	419.5
Stock-based compensation	-	-	152.6	-	-	-	-
Employee stock loan receivable	-	-	-	6.5	-	-	-
Balance, August 31, 2006	1,007,862,119	80.1	558.5	(70.3)	10,311.7	-	(764.2)
Net earnings	-	-	-	-	2,041.3	-	-
Cash dividends declared ($.3275 per share)	-	-	-	-	(326.2)	-	-
Treasury stock purchases	(23,842,749)	-	-	-	-	-	(1,063.5)
Employee stock purchase and option plans	7,121,987	-	(97.9)	-	-	-	321.8
Stock-based compensation	-	-	98.2	-	-	-	-
Employee stock loan receivable	-	-	-	18.7	-	-	-
Adjustment to initially apply SFAS No. 158, net of tax	-	-	-	-	-	(3.9)	-
Balance, August 31, 2007	991,141,357	$80.1	$558.8	$(51.6)	$12,026.8	$(3.9)	$(1,505.9)

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets
Walgreen Co. and Subsidiaries
At August 31, 2007 and 2006
(In Millions, except shares and per share amounts)

Assets	2007	2006
Current Assets
Cash and cash equivalents	$254.8	$919.9
Short-term investments - available for sale	-	415.1
Accounts receivable, net	2,236.5	2,062.7
Inventories	6,790.5	6,050.4
Other current assets	228.7	257.3
Total Current Assets	9,510.5	9,705.4
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	8,199.9	6,948.9
Goodwill	1,060.2	168.4
Other non-current assets	543.0	308.4
Total Assets	$19,313.6	$17,131.1

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	$878.5	$-
Trade accounts payable	3,733.3	4,039.2
Accrued expenses and other liabilities	2,104.4	1,713.3
Income taxes	28.1	2.8
Total Current Liabilities	6,744.3	5,755.3
Non-Current Liabilities
Deferred income taxes	158.2	141.1
Other non-current liabilities	1,306.8	1,118.9
Total Non-Current Liabilities	1,465.0	1,260.0
Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,025,400,000 shares in 2007 and 2006	80.1	80.1
Paid-in capital	558.8	558.5
Employee stock loan receivable	(51.6)	(70.3)
Retained earnings	12,026.8	10,311.7
Accumulated other comprehensive loss	(3.9)	-
Treasury stock at cost, 34,258,643 shares in 2007 and 17,537,881 shares in 2006	(1,505.9)	(764.2)
Total Shareholders' Equity	11,104.3	10,115.8
Total Liabilities and Shareholders' Equity	$19,313.6	$17,131.1

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows
Walgreen Co. and Subsidiaries
For the Years Ended August 31, 2007, 2006 and 2005
(In Millions)

	2007	2006	2005
Cash Flows from Operating Activities
Net earnings	$2,041.3	$1,750.6	$1,559.5
Adjustments to reconcile net earnings to net cash provided by operating activities –
Depreciation and amortization	675.9	572.2	482.1
Deferred income taxes	23.2	(104.0)	(70.8)
Stock compensation expense	74.2	102.5	-
Income tax savings from employee stock plans	6.1	8.1	33.9
Other	3.3	(19.3)	(6.7)
Changes in operating assets and liabilities -
Inventories	(676.2)	(375.7)	(854.0)
Trade accounts payable	(128.3)	875.6	276.7
Accounts receivable, net	(40.4)	(618.5)	(224.9)
Accrued expenses and other liabilities	276.9	204.5	105.3
Other assets	(28.9)	(8.5)	(78.1)
Other non-current liabilities	104.3	120.5	143.2
Income taxes	25.3	(68.4)	5.0
Net cash provided by operating activities	2,356.7	2,439.6	1,371.2
Cash Flows from Investing Activities
Purchases of short-term investments - available for sale	(6,396.9)	(12,282.4)	(10,742.0)
Proceeds from sale of short-term investments - available for sale	6,826.0	12,388.4	11,519.9
Additions to property and equipment	(1,785.3)	(1,337.8)	(1,237.5)
Proceeds from sale of assets	40.8	23.0	15.5
Business and intangible asset acquisitions, net of cash received	(1,085.8)	(485.4)	-
Net proceeds from corporate-owned life insurance policies	5.5	10.7	10.1
Net cash used for investing activities	(2,395.7)	(1,683.5)	(434.0)
Cash Flows from Financing Activities
Net proceeds from short-term borrowings	850.0	-	-
Payments of debt	(141.2)	-	-
Stock purchases	(1,063.5)	(668.8)	(781.8)
Proceeds related to employee stock plans	266.1	319.1	177.5
Cash dividends paid	(310.2)	(262.9)	(214.5)
Bank overdrafts	(213.9)	213.9	-
Other	(13.4)	(14.3)	14.4
Net cash used for financing activities	(626.1)	(413.0)	(804.4)
Changes in Cash and Cash Equivalents
Net increase (decrease) in cash and cash equivalents	(665.1)	343.1	132.8
Cash and cash equivalents at beginning of year	919.9	576.8	444.0
Cash and cash equivalents at end of year	$254.8	$919.9	$576.8

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Notes to Consolidated Financial Statements

(1)	Summary of Major Accounting Policies

Description of Business
The company is principally in the retail drugstore business and its operations are within one reportable segment.  At August 31, 2007, there were 5,997 locations in 48 states and Puerto Rico.  Prescription sales were 65.0% of total sales for fiscal 2007 compared to 64.3% in 2006 and 63.7% in 2005.

Basis of Presentation
The consolidated statements include the accounts of the company and its subsidiaries.  All intercompany transactions have been eliminated.  The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates. Actual results may differ from these estimates.

The balance sheet reflects the reclassification of goodwill from other non-current assets.  The cash flow statement contains reclassifications of previously condensed lines within the operating activity section.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.  Included in cash and cash equivalents are credit card and debit card receivables from banks, which generally settle within two business days, of $67.0 million at August 31, 2007, and $54.7 million at August 31, 2006.  The company's cash management policy provides for controlled disbursement.  As a result, the company had outstanding checks in excess of funds on deposit at certain banks.  These amounts, which were $302.6 million as of August 31, 2007, and $575.3 million as of August 31, 2006, are included in trade accounts payable in the accompanying consolidated balance sheets.

Short-Term Investments - Available for Sale
The company's short-term investments - available for sale are principally auction rate securities.  The company invests in municipal bonds and student obligations and purchases these securities at par.  While the underlying security is issued as a long-term investment, they typically can be purchased and sold every 7, 28 and 35 days.  The trading of auction rate securities takes place through a descending price auction with the interest rate reset at the beginning of each holding period.  At the end of each holding period the interest is paid to the investor. At August 31, 2007, there were no holdings of auction rate securities compared to $415.1 million in fiscal 2006.  There were no significant unrealized gains on these securities at August 31, 2006.

Financial Instruments
The company had $76.9 million and $105.1 million of outstanding letters of credit at August 31, 2007 and 2006, respectively, which guarantee foreign trade purchases.  Additional outstanding letters of credit of $276.8 million and $282.2 million at August 31, 2007 and 2006, respectively, guarantee payments of casualty claims.  The casualty claim letters of credit are annually renewable and will remain in place until the casualty claims are paid in full.  Letters of credit of $12.2 million and $1.7 million were outstanding at August 31, 2007, and August 31, 2006, respectively, to guarantee performance of construction contracts.  The company pays a facility fee to the financing bank to keep these letters of credit active.  The company had real estate development purchase commitments of $980.4 million and $782.8 million at August 31, 2007 and 2006, respectively.

There were no investments in derivative financial instruments during fiscal 2007 and 2006 except for the embedded derivative contained with the conversion features of the $28.5 million of convertible debt acquired in the Option Care, Inc. and affiliated companies acquisition.  The value of such derivative is not material and the debt was retired on September 6, 2007.

Inventories
Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis.  At August 31, 2007 and 2006, inventories would have been greater by $968.8 million and $899.5 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis.  Inventory includes product cost, inbound freight, warehousing costs and vendor allowances not included as a reduction of advertising expense.

Cost of Sales
Cost of sales is derived based upon point-of-sale scanning information with an estimate for shrinkage and is adjusted based on periodic inventories.  In addition to merchandise cost, cost of sales includes warehousing costs, purchasing costs, freight costs, cash discounts and vendor allowances not included as a reduction of advertising expense.

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

Property and Equipment
Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets.  Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter.  Estimated useful lives range from 12 1/2 to 39 years for land improvements, buildings and building improvements and 3 to 12 1/2 years for equipment.  Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts.  Routine maintenance and repairs are charged against earnings.  The majority of the business uses the composite method of depreciation for equipment; therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.  Property and equipment consists of (In Millions):
	2007	2006
Land and land improvements
Owned locations	$2,011.8	$1,667.4
Distribution centers	102.7	94.2
Other locations	211.9	93.5
Buildings and building improvements
Owned locations	2,244.9	1,824.6
Leased locations (leasehold improvements only)	581.5	537.6
Distribution centers	553.2	483.4
Other locations	269.9	229.0
Equipment
Locations	3,604.2	3,157.7
Distribution centers	879.2	773.3
Other locations	266.0	214.4
Capitalized system development costs	207.9	171.7
Capital lease properties	43.3	40.2
	10,976.5	9,287.0
Less: accumulated depreciation and amortization	2,776.6	2,338.1
	$8,199.9	$6,948.9

The company capitalizes application stage development costs for significant internally developed software projects, including "Patient Logix," a home care operating system; "Ad Planning," an advertising system and "Capacity Management Logistics Enhancements," upgrades to merchandise ordering systems.  These costs are amortized over a five-year period.  Amortization was $29.3 million in 2007, $24.2 million in 2006 and $20.4 million in 2005.  Unamortized costs as of August 31, 2007 and 2006, were $143.5 million and $109.6 million, respectively.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed.  The company accounts for goodwill and intangibles under Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” which does not permit amortization, but requires the company to test goodwill and other indefinite-lived assets for impairment annually or whenever events or circumstances indicate there may be an impairment.

Revenue Recognition
The company recognizes revenue at the time the customer takes possession of the merchandise.  Customer returns are immaterial.  Sales taxes are not included in revenue.

Gift Cards
The company sells Walgreens gift cards to our customers in our retail stores and through our website.  We do not charge administrative fees on unused gift cards and our gift cards do not have an expiration date.  We recognize income from gift cards when (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote ("gift card breakage") and we determine that we do not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions.  We determine our gift card breakage rate based upon historical redemption patterns.  Gift card breakage income was not significant in fiscal 2007, 2006 or 2005.

Impaired Assets and Liabilities for Store Closings
The company tests long-lived assets for impairment whenever events or circumstances indicate that a certain asset may be impaired.  Store locations that have been open at least five years are reviewed for impairment indicators at least annually.  Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows.  Impairment charges included in selling, occupancy and administration expense were $9.6 million in 2007, $22.1 million in 2006 and $14.5 million in 2005.

The company also provides for future costs related to closed locations.  The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.

Insurance
The company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured.  It is the company's policy to retain a significant portion of certain losses related to workers' compensation; property losses, as well as business interruption relating from such losses; and comprehensive general, pharmacist and vehicle liability.  Provisions for these losses are not discounted and are recorded based upon the company's estimates for claims incurred.  The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Pre-Opening Expenses
Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

Advertising Costs
Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred.  Net advertising expenses, which are included in selling, occupancy and administration expense, were $355.9 million in 2007, $306.9 million in 2006 and $260.3 million in 2005.  Included in net advertising expenses were vendor advertising allowances of $169.8 million in 2007, $174.8 million in 2006 and $180.2 million in 2005.

Stock-Based Compensation Plans
As of September 1, 2005, the company adopted SFAS No. 123(R), "Share-Based Payment," using the modified prospective transition method. Under this method, compensation expense is recognized for new grants beginning with fiscal 2006 and any unvested grants prior to the adoption of SFAS No. 123(R). The company recognizes compensation expense on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier. In accordance with the modified prospective transition method, the financial statements for prior periods have not been restated.

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

In November 2005, the Financial Accounting Standards Board (FASB) issued Financial Statement of Position (FSP) No. 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." This pronouncement provides an alternative transition method of calculating the excess tax benefits available to absorb any tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R).  The company elected to adopt the alternative transition method in the fourth quarter of fiscal 2006.

Total stock-based compensation expense for fiscal 2007 and fiscal 2006 was $74.2 million and $102.5 million, respectively.   The recognized tax benefit was $25.7 million and $36.7 million for fiscal 2007 and fiscal 2006, respectively.

As of August 31, 2007, there was $41.0 million of total unrecognized compensation cost related to nonvested awards.  This cost is expected to be recognized over a weighted average of 1.66 years.

Had compensation costs been determined consistent with the method of SFAS No. 123 for options granted in fiscal 2005, pro forma net earnings and net earnings per common share would have been as illustrated in the following table (In Millions, except per share amounts):

2005
Net earnings	$1,559.5
Add:
Stock-based employee compensation expenses included in reported net income, net of related tax effects	.2
Deduct:
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(72.5)
Pro forma net income	$1,487.2
Earnings per share:
Basic – as reported	$1.53
Basic – pro forma	1.46

Diluted – as reported	1.52
Diluted – pro forma	1.45

Income Taxes
The company provides for federal and state income taxes on items included in the Consolidated Statements of Earnings regardless of the period when such taxes are payable.  Deferred taxes are recognized for temporary differences between financial and income tax reporting based on enacted tax laws and rates.  A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.  Discrete events such as audit settlements, tax litigation resolutions or changes in tax laws are recognized in the period in which they occur.

Earnings Per Share
The dilutive effect of outstanding stock options on earnings per share is calculated using the treasury stock method.  Stock options are anti-dilutive and excluded from the earnings per share calculation if the exercise price exceeds the market price of the common shares.  At August 31, 2007, and August 31, 2006, outstanding options to purchase 6,943,454 and 3,505,834 common shares were excluded from fiscal year 2007 and 2006 calculations, respectively.  There were no anti-dilutive shares related to stock options in fiscal 2005.

Interest Expense
The company capitalized $6.0 million, $3.3 million and $4.2 million of interest expense as part of significant construction projects during fiscal 2007, 2006 and 2005, respectively.  Interest paid, net of amounts capitalized was $.7 million in fiscal 2007, zero in 2006 and $.8 million in 2005.

Accumulated Other Comprehensive Loss
In August 2007, the company adopted SFAS No. 158, "Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R)."  In accordance with SFAS No. 158, the amount included in accumulated other comprehensive loss related to the company's postretirement plan was $49.4 million pre-tax as of August 31, 2007.  The minimum postretirement liability totaled $370.0 million as of August 31, 2007.

(2)	Hurricane Katrina

In fiscal 2005, the company provided for $54.7 million of pre-tax expenses related to Hurricane Katrina.  During fiscal 2006, the company recorded a $12.3 million downward adjustment of the Hurricane Katrina expenses.

(3)	Leases

The company owns 19.1% of its operating locations; the remaining locations are leased premises.  Initial terms are typically 20 to 25 years, followed by additional terms containing cancellation options at five-year intervals, and may include rent escalation clauses.  The commencement date of all lease terms is the earlier of the date the company becomes legally obligated to make rent payments or the date the company has the right to control the property.  Additionally, the company recognizes rent expense on a straight-line basis over the term of the lease.  In addition to minimum fixed rentals, most leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2007, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (In Millions):
2008	$1,647.3
2009	1,723.5
2010	1,711.3
2011	1,687.7
2012	1,661.7
Later	20,704.4
Total minimum lease payments	$29,135.9

The above minimum lease payments include minimum rental commitments related to capital leases of $69.8 million at August 31, 2007.  This capital lease amount includes $30.1 million of executory costs and imputed interest.  Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $39.8 million on leases due in the future under non-cancelable subleases.

The company remains secondarily liable on 22 assigned leases.  The maximum potential of undiscounted future payments is $14.1 million as of August 31, 2007.  Lease option dates vary, with some extending to 2015.

Rental expense was as follows (In Millions):
	2007	2006	2005
Minimum rentals	$1,614.3	$1,428.5	$1,300.7
Contingent rentals	15.6	15.9	18.7
Less: Sublease rental income	(11.3)	(12.5)	(12.5)
	$1,618.6	$1,431.9	$1,306.9

(4)	Acquisitions

During August 2007, the company acquired 100% of the outstanding shares of Option Care, Inc. in a cash transaction for $19.50 per share. The company’s operating statements include Option Care, Inc.’s and affiliated companies' results since acquiring the controlling interest on August 14, 2007. This acquisition will increase national access to specialty pharmacy and home infusion services for patients and payors as the combined organizations will provide a national network of more than 100 locations in 34 states.

The preliminary allocation of the purchase price of Option Care, Inc. and affiliated companies was accounted for under the purchase method of accounting with the company as the acquirer in accordance with SFAS No. 141, "Business Combinations." Any adjustments are not expected to be material.  Goodwill, none of which is deductible for tax purposes, and other intangible assets recorded in connection with the acquisition totaled $682.5 million and $120.0 million, respectively.

The preliminary estimated fair values of assets acquired and liabilities assumed are as follows (In Millions):
Current assets	$172.2
Property and equipment	26.6
Other assets	7.4
Intangible assets	120.0
Goodwill	682.5
Total assets acquired	1,008.7
Total liabilities assumed	288.4
Net assets acquired	$720.3

The unaudited condensed pro forma consolidated statements of income for 2007 and 2006 (assuming the acquisition of Option Care, Inc. and affiliated companies as of the beginning of fiscal 2006) are as follows (In Millions, except per share amounts):
	2007	2006
Net sales	$54,500.0	$48,007.0
Net earnings	1,972.0	1,772.0
Net earnings per common share:
Basic	1.97	1.75
Diluted	1.96	1.74

Fiscal 2007’s results for Option Care, Inc. and affiliated companies prior to acquisition include the following expenses driven by the tender offer: $62.1 million in convertible bond expenses, $26.1 million in expenses related to SFAS No. 123(R) for accelerated vesting and $13.6 million in investment banking expenses.

These pro forma statements have been prepared for comparative purposes only and are not intended to be indicative of what the company's results would have been had the acquisition occurred at the beginning of the periods presented or the results which may occur in the future.

During the fiscal year, the company also completed the following other acquisitions: 100% ownership of Take Care Health Systems, Inc. and LLC, a convenient care clinic operator; selected assets of Familymeds Group, Inc., a pharmacy chain; and the remaining minority interest of SeniorMed LLC, an institutional pharmacy, resulting in 100% ownership as well as selected other assets (primarily prescription files).  These business acquisitions have been included in the company's operating statements since their respective acquisition dates.

The aggregate purchase price of all business and intangible asset acquisitions, excluding Option Care, Inc. and affiliated companies, was $370.7 million.  These acquisitions added $93.8 million to prescription files, $44.8 million to other amortizable intangibles, $9.5 million to trade name and $172.8 million to goodwill ($14.8 million is expected to be deductible for tax purposes).  The remaining fair value relates to tangible assets less liabilities assumed. The results of operations of the company for fiscal years 2007, 2006 and 2005 would not be materially different as a result of the other acquisitions and are therefore not presented.

(5)	Goodwill and Other Intangible Assets

Goodwill is evaluated annually during the fourth quarter of the company's fiscal year.  The impairment calculation compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. No impairment related to goodwill occurred in either fiscal 2007 or fiscal 2006.

The carrying amount and accumulated amortization of goodwill and intangible assets consists of the following (In Millions):
	2007	2006
Purchased prescription files	$302.4	$224.0
Purchasing and payor contracts	175.1	55.0
Trade name	25.9	31.3
Other amortizable intangible assets	86.9	26.1
Goodwill	1,060.2	168.4
Gross carrying amount	1,650.5	504.8

Accumulated amortization - prescription files	(83.3)	(55.4)
Purchasing and payor contracts	(8.4)	(3.4)
Trade name	(5.8)	(1.1)
Accumulated amortization - other	(16.4)	(10.2)
Total accumulated amortization	(113.9)	(70.1)
Total intangible assets, net	$1,536.6	$434.7

Changes to goodwill for fiscal 2007 of $891.8 million and fiscal 2006 of $158.1 million were all additions related to acquisitions.

Amortization expense for intangible assets was $61.9 million in 2007, $45.6 million in 2006 and $18.5 million in 2005.  The weighted-average amortization period for purchased prescription files was six years for fiscal 2007 and fiscal 2006.  The weighted-average amortization period for purchasing and payor contracts was ten years for fiscal 2007 and fiscal 2006.  The weighted-average amortization period for trade names was revised to three years for fiscal 2007 from a preliminary estimate of ten years for fiscal 2006.   The weighted-average amortization period for other intangible assets was eleven years for fiscal 2007 and nine years for fiscal 2006.

Expected amortization expense for intangible assets recorded at August 31, 2007, is as follows (In Millions):
2008	2009	2010	2011	2012
$86.3	$81.5	$68.7	$54.4	$36.6

(6)	Income Taxes

The provision for income taxes consists of the following (In Millions):
	2007	2006	2005
Current provision -
Federal	$1,027.9	$970.1	$841.4
State	96.7	137.4	125.5
	1,124.6	1,107.5	966.9
Deferred provision -
Federal	18.3	(88.8)	(57.8)
State	4.9	(15.2)	(13.0)
	23.2	(104.0)	(70.8)
	$1,147.8	$1,003.5	$896.1

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (In Millions):
	2007	2006
Deferred tax assets -
Compensation and benefits	$203.7	$177.8
Insurance	191.5	178.4
Postretirement benefits	179.4	126.1
Accrued rent	135.3	130.5
Inventory	44.7	41.0
Legal	44.1	18.8
Other	159.7	103.0
	958.4	775.6
Deferred tax liabilities -
Accelerated depreciation	702.6	643.7
Inventory	199.0	142.1
Intangible assets	85.5	-
Other	72.2	30.9
	1,059.3	816.7
Net deferred tax liabilities	$100.9	$41.1

Income taxes paid were $1.204 billion, $1.111 billion and $928.2 million during the fiscal years ended August 31, 2007, 2006 and 2005, respectively.

The differences between the statutory federal income tax rate of 35% and the effective tax rates of 36.0%, 36.4% and 36.5% are principally due to state income tax provisions of 2.5%, 2.9% and 2.9% in fiscal years 2007, 2006 and 2005, respectively.  Other differences include the resolution of a multistate tax matter in fiscal 2007, the settlement of prior year's Internal Revenue Service matters in fiscal 2006, foreign tax credits in fiscal 2005, and other insignificant matters.

(7)	Short-Term Borrowings

The company had no short-term borrowings in fiscal 2006.  In fiscal 2007, the company issued commercial paper to support working capital needs.  In connection with the purchase of Option Care, Inc. and affiliated companies, $146.8 million of convertible debt was acquired.  Prior to year-end, $118.3 million of convertible debt was retired while $28.5 million remained outstanding at August 31, 2007.  On September 6, 2007, the $28.5 million was retired.  The short-term debt under the commercial paper program was as follows (In Millions):
	2007	2006
Balance outstanding at fiscal year-end	$850.0	$-
Maximum outstanding at any month-end	850.0	-
Average daily short-term borrowings	32.1	-
Weighted-average interest rate	5.36%	-%

The carrying value of the debt approximates the fair value.

Related to our commercial paper program, we maintain two unsecured backup syndicated lines of credit that total $1.2 billion.  The first $600 million facility expires on August 12, 2008, the second on August 12, 2012.  Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facilities, including financial covenants.  The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments.  As of August 31, 2007, we were in compliance with all such covenants.  There were no borrowings against the credit facilities in fiscal 2007.    On October 12, 2007, we entered into an additional $100 million unsecured line of credit facility that expires on December 31, 2007.  This line of credit is subject to similar covenants as the syndicated lines of credit.  The company pays a facility fee to the financing bank to keep this line of credit facility active.

(8)	Contingencies

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

The company guarantees a credit agreement on behalf of SureScripts, LLC which provides electronic prescription data services.  This credit agreement, for which SureScripts, LLC is primarily liable, has an expiration date of February 16, 2010.  The liability was $3.3 million at August 31, 2007, compared to no liability at August 31, 2006.  The maximum amount of future payments that could be required to be paid under the guaranty is $25.0 million, of which $12.5 million may be recoverable from another guarantor.

(9)	Capital Stock

On January 10, 2007, the Board of Directors approved a new stock repurchase program ("2007 repurchase program"), pursuant to which up to $1 billion of the company's common stock may be purchased prior to the expiration date of the program on January 10, 2011.  This program was announced in the company's report on Form 8-K, which was filed on January 11, 2007.  During fiscal 2007, the company purchased $344.9 million of shares related to the 2007 repurchase program, with a total remaining authorization under the 2007 repurchase program of $655.1 million.

On July 14, 2004, the Board of Directors announced a stock repurchase program ("2004 repurchase program") of up to $1 billion, which has been completely executed in three years.  During fiscal 2007, the company purchased $343.2 million of shares related to the 2004 repurchase program, which compares to $289.7 million of shares purchased in fiscal 2006.  An additional $375.4 million of shares were purchased to support the long-term needs of the employee stock plans, which compares to $379.1 million in fiscal 2006.

At August 31, 2007, 68,485,634 shares of common stock were reserved for future stock issuances under the company's various employee benefit plans.

(10)	Stock Compensation Plans

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a ten-year period to eligible non-executive employees upon the purchase of company shares, subject to certain restrictions. Employees may purchase the company shares through cash purchases or loans. For options granted on or after October 1, 2005, the option price is the closing price of a share of common stock on the grant date. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock.  At August 31, 2007, there were 31,244,546 shares available for future grants.  The options granted during fiscal 2007, 2006 and 2005 have a two-year vesting period.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until January 11, 2016, for an aggregate of 38,400,000 shares of common stock.  As of August 31, 2007, 14,571,522 shares were available for future grants.  The options granted during fiscal 2007, 2006 and 2005 have a three-year vesting period.

The Walgreen Co. Option 3000 Plan offered a stock option award to all non-executive employees who were employed on May 11, 2000.  Each eligible employee, in conjunction with opening the company’s 3,000th store, received a stock option award to purchase from 75 to 500 shares, based on years of service.  The Plan authorized the grant of options, issued at fair market value on May 11, 2000, to purchase up to an aggregate of 15,500,000 shares of common stock and 14,891,400 shares were granted.  The options vested and became exercisable on May 11, 2003, and any unexercised options will expire on May 10, 2010, subject to earlier termination if the optionee’s employment ends.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the company's 4,000th store, were granted a stock option to purchase 100 shares. The Plan authorized the grant of an aggregate of 15,000,000 shares of common stock.  As of August 31, 2007, 7,242,755 shares were available for future grants.  The options vested and became exercisable on March 11, 2006, and any unexercised options will expire on March 10, 2013, subject to earlier termination if the optionee’s employment ends.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares that may be purchased under this Plan is 74,000,000.  At August 31, 2007, 5,442,611 shares were available for future purchase.

The Walgreen Co. Long-Term Performance Incentive Plan (amended and restated Restricted Performance Share Plan) was approved by the shareholders on January 10, 2007.  The Plan offers performance-based incentive awards and equity-based awards to key employees.  The fiscal 2007 awards are subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a multiyear period from the date of grant.  The Long-Term Performance Incentive Plan was authorized to grant an aggregate of 10,000,000 shares of common stock (which constituted a significant reduction from the then remaining authorized shares under the Restricted Performance Share Plan).  At August 31, 2007, 9,984,200 shares were available for future issuance under the Long-Term Performance Incentive Plan.  Compensation expense is recognized in the year of grant.  Compensation expense related to the Plan was $11.7 million in fiscal 2007, $8.8 million in fiscal 2006 and $11.1 million in fiscal 2005.

The Walgreen Co. Nonemployee Director Stock Plan provides that each nonemployee director receives an equity grant of shares each year on November 1.  Through fiscal year 2007, the Plan determined the number of shares granted by dividing $100,000 by the price of a share of common stock on November 1.  Each nonemployee director may elect to receive this annual share grant in the form of shares or deferred stock units. During the term of the Plan, each nonemployee director will also receive 50% of his or her quarterly retainer in the form of shares, which may be deferred into an equal number of stock units.  In addition, a nonemployee director may elect to defer all or a portion of the cash component of his or her quarterly retainer, meeting fees and committee chair retainer in the form of deferred stock units or to have such amounts placed in a deferred cash compensation account. Each nonemployee director received a grant of 2,375 shares in fiscal 2007, 1,771 shares in fiscal 2006 and 2,211 shares in fiscal 2005.  New directors in any of the fiscal years were given a prorated amount.

A summary of information relative to the company’s stock option plans follows:
Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (In Millions)
Outstanding at August 31, 2006	37,407,447	$32.45	5.95	$636.3
Granted	3,618,193	48.55
Exercised	(5,373,134)	26.33
Expired/Forfeited	(650,754)	33.85
Outstanding at August 31, 2007	35,001,752	$35.04	5.57	$368.2
Vested or expected to vest at August 31, 2007	34,925,923	$35.01	5.57	$368.2
Exercisable at August 31, 2007	25,213,221	$31.46	4.58	$343.2

The intrinsic value for options exercised in fiscal 2007, 2006 and 2005 was $105.2 million, $173.0 million and $89.3 million, respectively.  The total fair value of options vested in fiscal 2007, 2006 and 2005 was $102.2 million, $116.3 million and $31.5 million, respectively.

Cash received from the exercise of options in fiscal 2007 was $141.5 million.  The related tax benefit realized was $40.0 million.  The company has a practice of repurchasing shares on the open market to satisfy share-based payment arrangements and expects to repurchase approximately seven million shares during fiscal 2008.

A summary of information relative to the company’s restricted stock awards follows:
Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at August 31, 2006	250,460	$44.71
Granted	140,427	45.11
Forfeited	-	-
Vested	(111,213)	42.86
Nonvested at August 31, 2007	279,674	$45.63

The fair value of each option grant was determined using the Black-Scholes option pricing model with weighted-average assumptions used in fiscal 2007, 2006 and 2005:
	2007	2006	2005
Risk-free interest rate (1)	4.71%	4.10%	3.80%
Average life of option (years) (2)	7.2	7.2	7.2
Volatility (3)	25.77%	32.12%	28.14%
Dividend yield (4)	.50%	.45%	.58%
Weighted-average grant-date fair value
Granted at market price	$18.05	$18.82	$13.47
Granted below market price	-	-	12.78

(1)	Represents the U.S. Treasury security rates for the expected term of the option.
(2)	Represents the period of time that options granted are expected to be outstanding. The company analyzed separate groups of employees with similar exercise behavior to determine the expected term.
(3)
Beginning with fiscal 2007, volatility was based on historical and implied volatility of the company’s common stock.  Prior to fiscal 2007, it was based on historical volatility of the company’s common stock.

(4)	Represents the company’s cash dividend for the expected term.

(11)	Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Plan to which both the company and the employees contribute.  The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically related to pre-tax income.  The profit-sharing provision was $283.7 million in 2007, $245.0 million in 2006 and $218.5 million in 2005.  The company's contributions were $253.0 million for 2007, $216.1 million for 2006 and $262.3 million for 2005.

The company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. The costs of these benefits are accrued over the period earned.  The company's postretirement health benefit plans are not funded.

In August 2007, the company adopted SFAS No. 158.  SFAS No. 158 requires companies to reflect the plans' funded status on their balance sheet.  The difference between the plans' funded status and the balance sheet position is recognized, net of tax, as a component of Accumulated Other Comprehensive Loss as of the measurement date of August 31, 2007.

The following table reflects the effect of the initial adoption of SFAS No. 158 on the company’s balance sheet (In Millions):
	Before Adoption of SFAS No. 158	SFAS No. 158 Adjustment	After Adoption of SFAS No. 158
Total Assets	$19,313.6	$-	$19,313.6
Deferred income taxes	203.7	(45.5)	158.2
Other non-current liabilities	1,257.4	49.4	1,306.8
Accumulated other comprehensive loss	-	(3.9)	(3.9)
Total Shareholders’ Equity	11,108.2	(3.9)	11,104.3
Total Liabilities and Shareholders' Equity	$19,313.6	$-	$19,313.6

The deferred tax asset computed for the adoption of SFAS No. 158 excludes the Medicare Part D federal retiree subsidy that is non-taxable.

Components of net periodic benefit costs (In Millions):
	2007	2006	2005
Service cost	$13.7	$18.3	$22.0
Interest cost	22.0	21.4	23.6
Amortization of actuarial loss	5.7	8.8	10.6
Amortization of prior service cost	(4.4)	(4.1)	(3.6)
Transition obligation	-	-	4.9
Total postretirement benefit cost	$37.0	$44.4	$57.5

Change in benefit obligation (In Millions):
	2007	2006
Benefit obligation at September 1	$356.0	$391.8
Service cost	13.7	18.3
Interest cost	22.0	21.4
Amendments	(.1)	(5.0)
Actuarial gain	(13.9)	(62.7)
Benefit payments	(10.5)	(8.8)
Participants contributions	2.8	1.0
Benefit obligation at August 31	$370.0	$356.0

Change in plan assets (In Millions):
	2007	2006
Plan assets at fair value at September 1	$-	$-
Plan participants contributions	2.8	1.0
Employer contributions	7.7	7.8
Benefits paid	(10.5)	(8.8)
Plan assets at fair value at August 31	$-	$-

Funded status (In Millions):
	2007	2006
Funded status	$(370.0)	$(356.0)
Unrecognized actuarial gain	-	130.7
Unrecognized prior service cost	-	(66.1)
Accrued benefit cost at August 31	$(370.0)	$(291.4)

Amounts recognized in the consolidated balance sheets (In Millions):
	2007	2006
Current liabilities (present value of expected 2008 net benefit payments)	$(8.4)	$(7.6)
Non-current liabilities	(361.6)	(283.8)
Net liability recognized at August 31	$(370.0)	$(291.4)

Amounts recognized in accumulated other comprehensive loss (In Millions):
	2007	2006
Prior service cost (credit)	$(61.8)	$-
Net actuarial loss	111.2	-

Amounts expected to be recognized as components of net periodic costs for fiscal year 2008 (In Millions):
2008
Prior service cost (credit)	$(4.4)
Net actuarial loss	5.6

The measurement date used to determine postretirement benefits is August 31.

The discount rate assumption used to compute the postretirement benefit obligation at year-end was 6.50% for 2007 and 6.25% for 2006.  The discount rate assumption used to determine net periodic benefit cost was 6.25% for 2007 and 5.50% for 2006 and 2005.

Future benefit costs were estimated assuming medical costs would increase at a 8.50% annual rate gradually decreasing to 5.25% over the next five years and then remaining at a 5.25% annual growth rate thereafter.  A one percentage point change in the assumed medical cost trend rate would have the following effects (In Millions):
	1% Increase	1% Decrease
Effect on service and interest cost	$.3	$(.3)
Effect on postretirement obligation	14.5	(14.6)

Estimated future benefit payments and federal subsidy (In Millions):
	Estimated Future Benefit Payments	Estimated Federal Subsidy
2008	$9.3	$.9
2009	10.7	1.1
2010	12.1	1.2
2011	13.6	1.4
2012	14.9	1.6
2013-2017	101.4	12.5

The expected contribution to be paid during fiscal year 2008 is $8.4 million.

(12)	Supplementary Financial Information

Non-cash transactions in fiscal 2007 included the identification of $85.5 million of deferred taxes associated with amortizable intangible assets related to acquisitions; $49.4 million in postretirement benefit liabilities related to the adoption of SFAS No. 158; $83.1 million in accrued liabilities related to the purchase of property and equipment; $5.2 million of incurred direct acquisition costs; $4.4 million related to a leasehold interest and $16.0 million in dividends declared.

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (In Millions):
	2007	2006
Accounts receivable -
Accounts receivable	$2,306.2	$2,120.0
Allowance for doubtful accounts	(69.7)	(57.3)
	$2,236.5	$2,062.7
Accrued expenses and other liabilities -
Accrued salaries	$651.7	$598.2
Taxes other than income taxes	358.8	279.3
Profit sharing	184.8	164.8
Insurance	144.2	145.1
Other	764.9	525.9
	$2,104.4	$1,713.3
Other non-current liabilities -
Postretirement healthcare benefits	$361.6	$283.8
Insurance	338.8	304.8
Other	606.4	530.3
	$1,306.8	$1,118.9

Summary of Quarterly Results (Unaudited)
(In Millions, except per share amounts)
	Quarter Ended
	November	February	May	August	Fiscal Year
Fiscal 2007
Net sales	$12,708.5	$13,933.7	$13,698.3	$13,421.5	$53,762.0
Gross profit	3,575.6	4,035.8	3,877.2	3,755.3	15,243.9
Net earnings	431.7	651.9	561.2	396.5	2,041.3
Per Common Share -
Basic	$.43	$.65	$.56	$.40	$2.04
Diluted	.43	.65	.56	.40	2.03
Cash Dividends Declared Per Common Share	$.0775	$.0775	$.0775	$.0950	$.3275
Fiscal 2006
Net sales	$10,900.4	$12,163.1	$12,175.2	$12,170.3	$47,409.0
Gross profit	3,002.5	3,459.3	3,343.2	3,363.6	13,168.6
Net earnings	345.6	523.5	469.2	412.3	1,750.6
Per Common Share -
Basic	$.34	$.52	$.46	$.41	$1.73
Diluted	.34	.51	.46	.41	1.72
Cash Dividends Declared Per Common Share	$.0650	$.0650	$.0650	$.0775	$.2725

Comments on Quarterly Results: In further explanation of and supplemental to the quarterly results, the 2007 fourth quarter LIFO adjustment was a charge of $32.0 million compared to a 2006 charge of $26.1 million.

Common Stock Prices

Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2007 and 2006.
		Quarter Ended
		November	February	May	August	Fiscal Year
Fiscal 2007	High	$51.60	$47.28	$49.10	$47.72	$51.60
	Low	39.91	40.05	43.23	43.31	39.91
Fiscal 2006	High	$48.25	$47.05	$46.07	$50.00	$50.00
	Low	40.98	42.13	39.55	40.45	39.55

Comparison of Five-Year Cumulative Total Return

The following graph compares the five-year cumulative total return of the company's common stock with the S&P 500 Index and the Value Line Pharmacy Services Industry Index.  The graph assumes a $100 investment made August 31, 2002, and the reinvestment of all dividends.

	Value of Investment at August 31,
	2002	2003	2004	2005	2006	2007
Walgreen Co.	$100.00	$94.21	$105.97	$135.38	$145.40	$133.48
S&P 500 Index	100.00	112.07	124.90	140.59	153.08	176.25
Value Line Pharmacy Services Industry Index	100.00	106.68	120.87	169.15	192.86	208.44

Source:  Standard & Poor's

Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2007.  Deloitte & Touche LLP, the company’s independent registered public accounting firm, has audited our internal control over financial reporting, as stated in its report which is included herein.

/s/	Jeffrey A. Rein	/s/	William M. Rudolphsen
	Jeffrey A. Rein		William M. Rudolphsen
	Chairman and Chief Executive Officer		Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. and Subsidiaries (the “Company”) as of August 31, 2007 and 2006, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended August 31, 2007. We also have audited the Company’s internal control over financial reporting as of August 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting of future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, effective August 31, 2007, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASBStatements No. 87, 88, 106, and 132(R), and effective September 1, 2005, the Company changed its method of accounting for share-based payments to adopt Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 26, 2007