Form 10-K, Exhibit 13
period 2008-08-31
WALGREEN CO
filed 2008-10-30
CIK 104207

WALGREEN CO. AND SUBSIDIARIES

ANNUAL REPORT

FOR THE YEAR ENDED AUGUST, 31, 2008

        Five-Year Summary of Selected Consolidated Financial Data

        Management's Discussion and Analysis of Results of Operations and Financial Condition

        Consolidated Statement of Earnings

        Consolidated Statement of Shareholder's Equity

        Consolidated Balance Sheets

        Consolidated Statement of Cash Flows

        Notes to Consolidated Financial Statements

        Common Stock Prices

        Comparison of Five-Year Cumulative Total Return

Five-Year Summary of Selected Consolidated Financial Data
Walgreen Co. and Subsidiaries
(Dollars in Millions, except per share amounts)

Fiscal Year	2008	2007	2006	2005	2004
Net Sales	$59,034	$53,762	$47,409	$42,202	$37,508
Costs and Deductions
Cost of sales	42,391	38,518	34,240	30,414	27,310
Selling, general and administrative (1)	13,202	12,093	10,467	9,364	8,055
Other income (expense)	(11)	38	52	32	17
Total Costs and Deductions	55,604	50,573	44,655	39,746	35,348
Earnings
Earnings Before Income Tax Provision	3,430	3,189	2,754	2,456	2,160
Income tax provision	1,273	1,148	1,003	896	810
Net Earnings	$2,157	$2,041	$1,751	$1,560	$1,350
Per Common Share
Net earnings
Basic	$2.18	$2.04	$1.73	$1.53	$1.32
Diluted	2.17	2.03	1.72	1.52	1.31
Dividends declared	.40	.33	.27	.22	.18
Book value	13.01	11.20	10.04	8.77	7.95
Non-Current Liabilities
Long-term debt	$1,337	$22	$3	$12	$12
Deferred income taxes	150	158	141	240	274
Other non-current liabilities	1,410	1,285	1,116	986	838
Assets and Equity
Total assets	$22,410	$19,314	$17,131	$14,609	$13,342
Shareholders' equity	12,869	11,104	10,116	8,890	8,140
Return on average shareholders' equity	18.0%	19.2%	18.4%	18.3%	17.7%
Locations
Year-end (2)	6,934	5,997	5,461	4,985	4,613

(1)Fiscal 2008 included a positive pre-tax adjustment of $79 million ($.050 per share, diluted), which corrected for historically over-accruing the company’s vacation liability.  Fiscal 2008 and fiscal 2007 had insignificant pre-tax income from litigation settlement gains.  Fiscal 2006, 2005 and 2004 included pre-tax income of $7 million ($.005 per share, diluted), $26 million ($.016 per share, diluted) and $16 million ($.010 per share, diluted) respectively, from litigation settlements. Fiscal 2006 included a $12 million ($.008 per share, diluted) downward adjustment of the fiscal 2005 pre-tax expenses of $55 million ($.033 per share, diluted) related to Hurricane Katrina.

(2)Locations include drugstores, worksite facilities, home care facilities, specialty pharmacies and mail service facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Introduction

Walgreens is principally a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise.  General merchandise includes, among other things, beauty care, personal care, household items, candy, photofinishing, greeting cards, convenience foods and seasonal items.  Customers can have prescriptions filled in retail pharmacies, as well as through the mail, by telephone and via the Internet.  As of August 31, 2008, we operated 6,934 locations in 49 states, the District of Columbia, Guam and Puerto Rico.  Total locations do not include 217 convenient care clinics operated by Take Care Health Systems, Inc.

	Number of Locations
Location Type	2008	2007	2006
Drugstores	6,443	5,882	5,414
Worksite Facilities	364	3	-
Home Care Facilities	115	101	38
Specialty Pharmacies	10	8	6
Mail Service Facilities	2	3	3
Total	6,934	5,997	5,461

The drugstore industry is highly competitive.  In addition to other drugstore chains, independent drugstores and mail order prescription providers, we compete with various other retailers including grocery stores, convenience stores, mass merchants and dollar stores.

The long-term outlook for prescription utilization is strong due in part to the aging population and the continued development of innovative drugs that improve quality of life and control health care costs.  Certain provisions of the Deficit Reduction Act of 2005 seek to reduce federal spending by altering the Medicaid reimbursement formula for multi-source (i.e., generic) drugs.  These changes are expected to result in reduced Medicaid reimbursement rates for our retail pharmacies.

Front-end sales have continued to grow due to strengthening core categories, such as over-the-counter non-prescription drugs, beauty care, household and personal care products.  Walgreens strong name recognition continues to drive private brand sales, which are included in these core categories.

We continue to expand into new markets and increase penetration in existing markets.  To support our growth, we are investing significantly in prime locations, technology and customer service initiatives.  Retail organic growth continues to be our primary growth vehicle; however, consideration is given to retail and other acquisitions that provide unique opportunities and fit our business strategies, such as the acquisitions of I-trax, Inc. and Whole Health Management, operators of worksite health centers, including primary and acute care, wellness, pharmacy and disease management services and health and fitness programming.

We are currently engaged in company-wide strategic initiatives to broaden access to our products and services, enhance the customer experience for our shoppers, patients and payors and reduce costs to improve productivity.  These strategies are intended to enable us to provide the most convenient access to consumer goods and services, and pharmacy and health and wellness services; offer a consistent customer experience across all channels; and ensure that cost, culture and capabilities support and enable our strategies.  On October 30, 2008, we announced an initiative to improve efficiency and effectiveness, which targets $1 billion in annual cost savings by fiscal 2011.  In conjunction with this initiative, we anticipate incurring total costs of approximately $300 million to $400 million over fiscal 2009 and 2010.

Operating Statistics

	Percentage Increases
Fiscal Year	2008	2007	2006
Net Sales	9.8	13.4	12.3
Net Earnings	5.7	16.6	12.3
Comparable Drugstore Sales	4.0	8.1	7.7
Prescription Sales	9.7	14.7	13.3
Comparable Drugstore Prescription Sales	3.9	9.5	9.2
Front-End Sales	10.0	12.2	10.9
Comparable Drugstore Front-End Sales	4.2	5.8	5.3
Gross Profit	9.2	15.8	11.7
Selling, General and Administrative Expenses	9.2	15.5	11.8

	Percent to Net Sales
Fiscal Year	2008	2007	2006
Gross Margin	28.2	28.4	27.8
Selling, General and Administrative Expenses	22.4	22.5	22.1

	Other Statistics
Fiscal Year	2008	2007	2006
Prescription Sales as a % of Net Sales	64.9	65.0	64.3
Third Party Sales as a % of Total Prescription Sales	95.3	94.8	93.1
Total Number of Prescriptions (in millions)	617	583	530
Total Number of Locations	6,934	5,997	5,461

Results of Operations

Fiscal year 2008 net earnings increased 5.7% to $2,157 million, or $2.17 per share (diluted), versus last year's earnings of $2,041 million, or $2.03 per share (diluted).  The net earnings increase resulted from improved sales, which were partially offset by lower gross margins and higher interest expense.  The current year was also benefited by a positive adjustment of $79 million, which corrected for historically over-accruing the company’s vacation liability.

Net sales increased by 9.8% to $59,034 million in fiscal 2008 compared to increases of 13.4% in 2007 and 12.3% in 2006.  Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes.  Sales in comparable drugstores were up 4.0% in 2008, 8.1% in 2007 and 7.7% in 2006.  Comparable drugstores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural disaster in the past twelve months.  Relocated and acquired stores are not included as comparable stores for the first twelve months after the relocation or acquisition.  We operated 6,934 locations as of August 31, 2008, compared to 5,997 at August 31, 2007, and 5,461 at August 31, 2006.

Prescription sales increased 9.7% in 2008, 14.7% in 2007 and 13.3% in 2006.  Comparable drugstore prescription sales were up 3.9% in 2008 compared to increases of 9.5% in 2007 and 9.2% in 2006.  Prescription sales as a percent of total net sales were 64.9% in 2008, 65.0% in 2007 and 64.3% in 2006.  The effect of generic drugs introduced during the fiscal year, which replaced higher priced retail brand name drugs, reduced prescription sales by 3.5% for 2008, 4.2% for 2007 and 2.0% for 2006, while the effect on total sales was 2.2% for 2008, 2.5% for 2007 and 1.2% for 2006.  Third party sales, where reimbursement is received from managed care organizations, the government or private insurers, were 95.3% of prescription sales in 2008, 94.8% in 2007 and 93.1% in 2006.  The total number of prescriptions filled was approximately 617 million in 2008, 583 million in 2007 and 530 million in 2006.

Front-end sales increased 10.0% in 2008, 12.2% in 2007 and 10.9% in 2006.  Front-end sales were 35.1% of total sales in fiscal 2008, 35.0% in 2007 and 35.7% in 2006.  The increase is due in part to improved sales dollars related to non-prescription drugs, beauty, household, personal care products and convenience foods.  Comparable drugstore front-end sales increased 4.2% in 2008, 5.8% in 2007 and 5.3% in 2006.

Gross margin as a percent of sales decreased to 28.2% in 2008 from 28.4% in 2007.  Overall margins were negatively impacted by non-retail businesses, including specialty pharmacy, which have lower margins and are becoming a greater part of the total business.  This was partially offset by an improvement in retail pharmacy margins, which were positively influenced by generic drug sales, but to a lesser extent negatively influenced by the growth in third party pharmacy sales.  Front-end margins remained essentially flat from the prior year as a positive shift in sales mix was offset by increased promotions.  Gross margin as a percent of sales increased to 28.4% in 2007 from 27.8% in 2006.  Retail pharmacy margins increased as a result of growth in generic drug sales.  Front-end margins increased as a result of a shift in sales mix to higher margin items.  These increases were partially offset by the growth in Medicare Part D and third party pharmacy sales.  In addition, the continuing shift toward the pharmacy business, which carries a lower margin than front-end merchandise, also negatively impacted margins.

We use the last-in, first-out (“LIFO”) method of inventory valuation.  The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix.  The effective LIFO inflation rates were 1.28% in 2008, 1.04% in 2007 and 1.53% in 2006, which resulted in charges to cost of sales of $99 million in 2008, $69 million in 2007 and $95 million in 2006.  Inflation on prescription inventory was 2.65% in 2008, .71% in 2007 and 2.37% in 2006.  In all three fiscal years, we experienced deflation in some non-prescription inventories.

Gross profit increased 9.2% in 2008 compared to increases of 15.8% in 2007 and 11.7% in 2006.  The decrease from the prior year is due to lower sales growth in comparison to last year and lower gross profit contribution from generic versions of the name brand drugs Zocor and Zoloft.  The increase in 2007 from 2006 was attributed to higher gross profit contributions from generic versions of Zocor and Zoloft along with increased sales growth.

Selling, general and administrative expenses were 22.4% of sales in fiscal 2008, 22.5% in fiscal 2007 and 22.1% in fiscal 2006.  In the current year, lower provisions for legal matters were offset by higher store level expenses as a percentage of sales.  The current year was also benefited by a positive adjustment of $79 million, which corrected for historically over-accruing the company’s vacation liability.  The increase in fiscal 2007 as compared to fiscal 2006 was due to higher store level salaries and expenses, provisions for legal matters and higher intangible asset amortization and administrative costs related to acquisitions.

Selling, general and administrative expenses increased 9.2% in fiscal 2008, 15.5% in fiscal 2007 and 11.8% in fiscal 2006.  Although store level salaries and expenses increased at a faster rate than sales, the rate of growth for the current year was lower than fiscal 2007.  Lower provisions for legal matters and insurance also contributed to the improvement for the current year.  In fiscal 2007, the rate of growth for store level salaries and expenses was higher than fiscal 2006.  In addition, higher provisions for legal matters, amortization and administrative costs related to acquisitions drove the increase from 2006.

Interest was a net expense of $11 million for fiscal 2008 as compared to net interest income of $38 million and $52 million in fiscal 2007 and 2006, respectively.  The change in net interest over the prior year is attributed to higher short-term borrowings, the issuance of long-term debt and lower short-term investments available for sale.  Interest expense for the current year is net of $19 million, which was capitalized to construction projects.  Last year we capitalized $6 million of interest to construction projects.  As a result of our long-term bond offering, interest expense and the amount capitalized to construction projects was higher than the prior year.  The reduction in net interest income from fiscal 2006 to fiscal 2007 was due to lower short-term investment balances as cash was used to fund business acquisitions and stock repurchases.

The effective income tax rate was 37.1% for fiscal 2008, 36.0% for 2007 and 36.4% for 2006.  Fiscal 2007 reflects the favorable resolution of a multiyear state tax matter and a lower effective state tax rate as compared to the prior year.  Fiscal 2006 reflects the favorable settlement of prior years' Internal Revenue Service matters.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates.  Actual results may differ from these estimates.  Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations.  To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary.  These adjustments would be made in future statements.  Some of the more significant estimates include goodwill and other intangible asset impairment, allowance for doubtful accounts, vendor allowances, liability for closed locations, liability for insurance claims, cost of sales and income taxes.  We use the following methods to determine our estimates:

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

Vendor allowances – Vendor allowances are principally received as a result of purchase levels, sales or promotion of vendors' products.  Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold.  Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, general and administrative expenses to the extent of advertising incurred, with the excess treated as a reduction of inventory costs. We have not made any material changes to the method of estimating our vendor allowances during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine vendor allowances.

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

Liability for insurance claims – The liability for insurance claims is recorded based on estimates for claims incurred and is not discounted.  The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.  We have not made any material changes to the method of estimating our liability for insurance claims during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine the liability.

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

Income taxes – We are subject to routine income tax audits that occur periodically in the normal course of business.  U.S. federal, state and local and foreign tax authorities raise questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on our consolidated balance sheets and in income tax expense in our consolidated statements of earnings.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine income taxes.

In determining our provision for income taxes, we use an annual effective income tax rate based on full year income, permanent differences between book and tax income, and statutory income tax rates. The effective income tax rate also reflects our assessment of the ultimate outcome of tax audits. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

We adopted the provisions of Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109,” effective September 1, 2007.  The adoption of FIN No. 48 resulted in the reclassification of certain tax liabilities from current to long-term and a decrease in our liability for unrecognized tax benefits, which was accounted for as an increase to the August 31, 2007, retained earnings balance.

Liquidity and Capital Resources

Cash and cash equivalents were $443 million at August 31, 2008, compared to $255 million at August 31, 2007.  Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields.  To attain these objectives, investment limits are placed on the amount, type and issuer of securities.  Investments are principally in U.S. Treasury market funds.

Net cash provided by operating activities was $3,039 million in fiscal 2008 and $2,357 million in fiscal 2007. Higher net earnings and increased cash from payables and inventories were partially offset by a decrease in cash from accounts receivable. The decrease in cash from accounts receivable and the increase in cash from trade accounts payable are primarily attributed to the loss of the UnitedHealth Group's Ovations unit contract in our pharmacy benefit management business as of December 31, 2006.  Cash provided by operations is the principal source of funds for expansion, acquisitions, remodeling programs, dividends to shareholders and stock repurchases.  In fiscal 2008, we supplemented cash provided by operations with short-term borrowings and long-term debt.

Net cash used for investing activities was $2,818 million versus $2,396 million last year.  We did not engage in auction rate security sales or purchases in the current year.  Proceeds from the sale of auction rate securities exceeded the purchases of such securities by $429 million a year ago.

Additions to property and equipment were $2,225 million compared to $1,786 million last year.  During the year, we added a total of 1,031 locations (937 net) compared to 621 last year (536 net).  There were 235 owned locations added during the year and 69 under construction at August 31, 2008, versus 170 owned locations added and 62 under construction as of August 31, 2007.

			Home	Specialty	Mail
	Drugstores	Worksites	Care	Pharmacy	Service	Total
August 31, 2006	5,414	-	38	6	3	5,461
New/Relocated	490	-	11	-	-	501
Acquired	59	3	56	2	-	120
Closed/Replaced	(81)	-	(4)	-	-	(85)
August 31, 2007	5,882	3	101	8	3	5,997
New/Relocated	596	4	6	3	(1)	608
Acquired	32	362	27	2	-	423
Closed/Replaced	(67)	(5)	(19)	(3)	-	(94)
August 31, 2008	6,443	364	115	10	2	6,934

Business acquisitions this year were $620 million versus $1,086 million in fiscal 2007.  Business acquisitions in 2008 include the purchase of I-trax, Inc. and Whole Health Management, operators of worksite health centers, including primary and acute care, wellness, pharmacy and disease management services and health and fitness programming; 20 drugstores from Farmacias El Amal; CuraScript Infusion Pharmacy, Inc., a home infusion services provider; and selected other assets (primarily prescription files).  Acquisitions in fiscal 2007 included the purchase of Option Care, Inc. and affiliated companies, a specialty pharmacy and home infusion services provider; Take Care Health Systems, Inc., a convenient care clinic operator; selected assets from Familymeds Group, Inc., a pharmacy chain; the remaining minority interest in SeniorMed LLC; and selected other assets (primarily prescription files).

Capital expenditures for fiscal 2009 are expected to be approximately $1.8 billion, excluding business acquisitions and prescription file purchases.  We expect to open approximately 540 new drugstores in fiscal 2009, with a net increase of approximately 475 drugstores, and anticipate having a total of more than 7,000 drugstores by fiscal 2010.  We intend to increase new drugstore organic growth by 6 percent and 5 percent in fiscal 2010 and 2011, respectively.  During the current fiscal year we added a total of 1,031 locations, of which 596 were new or relocated drugstores, with a net gain of 561 drugstores after relocations and closings.  We are continuing to relocate stores to more convenient and profitable freestanding locations.  In addition to new stores, expenditures are planned for distribution centers and technology.  A new distribution center in Windsor, Connecticut, has an anticipated opening date in fiscal 2009.

Net cash used for financing activities was $33 million compared to $626 million last year.  On July 17, 2008, we issued $1,300 million of 4.875% due in 2013.  The notes were issued at a discount.  The net proceeds after deducting the discount, underwriting fees and issuance costs were $1,286 million.  These proceeds were used to pay down short-term borrowings.  Short-term borrowings paid during the current fiscal year were $802 million as compared to $850 million of proceeds in the previous year.  Shares totaling $294 million were purchased to support the needs of the employee stock plans during the current period as compared to $376 million a year ago.  Also included in the prior year was the purchase of $343 million of company shares for the 2004 stock repurchase program.  On January 10, 2007, a new stock repurchase program (“2007 repurchase program”) of up to $1,000 million was announced, to be executed over four years.  Purchases of company shares relating to the 2007 repurchase program made in the prior year were $345 million.  No repurchases were made during the current year.  We currently do not anticipate stock repurchases under the 2007 repurchase program in 2009 except to support the needs of the employee stock plans.  We had proceeds related to employee stock plans of $210 million during the current fiscal year as compared to $266 million a year ago.  Cash dividends paid were $376 million during the current fiscal year versus $310 million a year ago.  A $214 million wire transfer made on August 31, 2006, was not accepted by our disbursement bank until September 1, 2006, resulting in a bank overdraft at fiscal 2006 year-end and subsequent repayment on September 1, 2006.

We had $70 million of commercial paper outstanding at a weighted-average interest rate of 2.10% at August 31, 2008. In connection with our commercial paper program, we maintained two unsecured backup syndicated lines of credit that total $1,200 million.  The first $600 million facility expires on August 10, 2009; the second expires on August 12, 2012.  Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facilities, including financial covenants.  The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments.  As of August 31, 2008, we were in compliance with all such covenants.  On October 12, 2007, we entered into an additional $100 million unsecured line of credit facility and on November 30, 2007, that credit facility was amended and increased to include an additional $200 million, for a total of $300 million unsecured credit.  That facility expired on December 31, 2007.  On May 15, 2008 we entered into an additional $500 million unsecured line of credit facility.  That facility expired on July 31, 2008.  These lines of credit were subject to similar covenants as the syndicated lines of credit.  The company pays a facility fee to the financing bank to keep our lines of credit active.  As of August 31, 2008, there have been no borrowings against the credit facilities.  We do not expect any borrowings under these facilities, together with our outstanding commercial paper, to exceed $1,200 million.

In connection with the Option Care, Inc. and affiliated companies acquisition, $118 million of convertible debt was retired prior to August 31, 2007, while $28 million remained outstanding as of that date.  On September 6, 2007, the $28 million was retired.

Our current credit ratings are as follows:

Rating Agency	Long-Term Debt Rating	Outlook	Commercial Paper Rating	Outlook
Moody's	A2	Stable	P-1	Stable
Standard & Poor's	A+	Stable	A-1	Stable

In assessing our credit strength, both Moody's and Standard & Poor's consider our business model, capital structure, financial policies and financial statements.  Our credit ratings impact our borrowing costs, access to capital markets and operating lease costs.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments at August 31, 2008 (in millions):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases (1)	$33,038	$1,811	$3,849	$3,763	$23,615
Purchase obligations (2):
Open inventory purchase orders	1,931	1,931	-	-	-
Real estate development	952	952	-	-	-
Other corporate obligations	620	338	181	59	42
Long-term debt*	1,350	8	3	1,303	36
Interest payment on long-term debt	319	71	127	121	-
Insurance*	466	128	118	84	136
Retiree health*	371	8	21	27	315
Closed location obligations*	69	17	21	12	19
Capital lease obligations*	42	2	5	3	32
Other long-term liabilities reflected on the balance sheet* (3)	514	41	107	84	282
Total	$39,672	$5,307	$4,432	$5,456	$24,477
                    *Recorded on balance sheet.

(1)
Amounts for operating leases and capital leases do not include certain operating expenses under these leases such as common area maintenance, insurance and real estate taxes.  These expenses for the company's most recent fiscal year were $298 million.

(2)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.
(3)
Includes $36 million ($19 million due in 1-3 years, $12 million due in 3-5 years and $5 million due over 5 years) of unrecognized tax benefits recorded under FIN No. 48, which we adopted on September 1, 2007.

Off-Balance Sheet Arrangements

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows (in millions):

Insurance	$271
Inventory obligations	110
Real estate development	14
Other	8
Total	$403

We have no off-balance sheet arrangements other than those disclosed on the Contractual Obligations and Commitments table and a credit agreement guaranty on behalf of SureScripts, LLC.  This agreement is described more fully in Note 7 in the Notes to Consolidated Financial Statements.

Both on-balance sheet and off-balance sheet financing are considered when targeting debt to equity ratios to balance the interests of equity and debt (including real estate) investors.  This balance allows us to lower our cost of capital while maintaining a prudent level of financial risk.

Recent Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 157, "Fair Value Measurements."  This statement, and the related pronouncements, defines and provides guidance when applying fair value measurements to accounting pronouncements that require or permit such measurements.  This statement, which will be effective first quarter of fiscal 2009, is not expected to have a material impact on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This statement gives entities the option to carry most financial assets and liabilities at fair value, with changes in fair value recorded in earnings.  We do not intend to adopt this voluntary statement, which would be effective first quarter of fiscal 2009.

In June 2007, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on certain nonvested equity shares and options as an increase in additional paid-in capital. The benefit should be included in the pool of excess tax benefits available to absorb potential future tax liabilities. This issue should be applied prospectively for share-based awards declared beginning in fiscal 2009. This statement is not expected to have a material impact on our consolidated financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.”  This statement establishes principles and requirements for how the acquirer recognizes and measures identifiable assets acquired, liabilities assumed and any noncontrolling interest in a business combination.  In addition, the statement provides a revised definition of a business, shifts from the purchase method to the acquisition method, expenses acquisition-related transaction costs, recognizes contingent consideration and contingent assets and liabilities at fair value and capitalizes acquired in-process research and development. This statement, which will be effective for the first quarter of fiscal 2010, will be applied prospectively to business combinations.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interest in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51.”  The objective of this statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  The statement significantly changes the accounting for transactions with minority interest holders.  This statement, which will be effective for the first quarter of fiscal 2010, is not expected to have a material impact on our consolidated financial position or results of operations.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties.  Please see Walgreen Co.'s Form 10-K for the period ended August 31, 2008, for a discussion of important factors as they relate to forward-looking statements.  Actual results could differ materially.

Consolidated Statements of Earnings
Walgreen Co. and Subsidiaries
For the years ended August 31, 2008, 2007 and 2006
(In millions, except shares and per share amounts)

	2008	2007	2006
Net sales	$59,034	$53,762	$47,409
Cost of sales	42,391	38,518	34,240
Gross Profit	16,643	15,244	13,169
Selling, general and administrative expenses	13,202	12,093	10,467
Operating Income	3,441	3,151	2,702
Interest (expense) income, net	(11)	38	52
Earnings Before Income Tax Provision	3,430	3,189	2,754
Income tax provision	1,273	1,148	1,003
Net Earnings	$2,157	$2,041	$1,751

Net earnings per common share - basic	$2.18	$2.04	$1.73
Net earnings per common share - diluted	2.17	2.03	1.72

Average shares outstanding	990,609,865	998,633,559	1,010,252,562
Dilutive effect of stock options	4,933,681	7,706,509	9,148,162
Average shares outstanding assuming dilution	995,543,546	1,006,340,068	1,019,400,724

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Shareholders' Equity
Walgreen Co. and Subsidiaries
For the years ended August 31, 2008, 2007 and 2006
(In millions, except shares and per share amounts)

Shareholders' Equity	Common Stock Shares	Common Stock Amount	Paid-In Capital	Employee Stock Loan Receivable	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Treasury Stock Amount
Balance, August 31, 2005	1,013,512,047	$80	$565	$(77)	$8,836	$-	$(515)
Net earnings	-	-	-	-	1,751	-	-
Cash dividends declared ($.2725 per share)	-	-	-	-	(275)	-	-
Treasury stock purchases	(15,033,000)	-	-	-	-	-	(669)
Employee stock purchase and option plans	9,383,072	-	(159)	-	-	-	420
Stock-based compensation	-	-	153	-	-	-	-
Employee stock loan receivable	-	-	-	7	-	-	-
Balance, August 31, 2006	1,007,862,119	80	559	(70)	10,312	-	(764)
Net earnings	-	-	-	-	2,041	-	-
Cash dividends declared ($.3275 per share)	-	-	-	-	(326)	-	-
Treasury stock purchases	(23,842,749)	-	-	-	-	-	(1,064)
Employee stock purchase and option plans	7,121,987	-	(98)	-	-	-	322
Stock-based compensation	-	-	98	-	-	-	-
Employee stock loan receivable	-	-	-	18	-	-	-
Adjustment to initially apply SFAS No. 158, net of tax	-	-	-	-	-	(4)	-
Balance, August 31, 2007	991,141,357	80	559	(52)	12,027	(4)	(1,506)
Net earnings	-	-	-	-	2,157	-	-
Cash dividends declared ($.3975 per share)	-	-	-	-	(394)	-	-
Treasury stock purchases	(8,000,000)	-	-	-	-	-	(294)
Employee stock purchase and option plans	6,034,861	-	(55)	-	-	-	249
Stock-based compensation	-	-	71	-	-	-	-
Employee stock loan receivable	-	-	-	16	-	-	-
FIN No. 48 adoption impact	-	-	-	-	2	-	-
Additional minimum postretirement liability, net of tax	-	-	-	-	-	13	-
Balance, August 31, 2008	989,176,218	$80	$575	$(36)	$13,792	$9	$(1,551)

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets
Walgreen Co. and Subsidiaries
At August 31, 2008 and 2007
(In millions, except shares and per share amounts)

Assets	2008	2007
Current Assets
Cash and cash equivalents	$443	$255
Accounts receivable, net	2,527	2,237
Inventories	7,249	6,790
Other current assets	214	229
Total Current Assets	10,433	9,511
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	9,775	8,204
Goodwill	1,438	1,060
Other non-current assets	764	539
Total Non-Current Assets	11,977	9,803
Total Assets	$22,410	$19,314

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	$83	$884
Trade accounts payable	4,289	3,734
Accrued expenses and other liabilities	2,272	2,099
Income taxes	-	28
Total Current Liabilities	6,644	6,745
Non-Current Liabilities
Long-term debt	1,337	22
Deferred income taxes	150	158
Other non-current liabilities	1,410	1,285
Total Non-Current Liabilities	2,897	1,465
Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,025,400,000 shares in 2008 and 2007	80	80
Paid-in capital	575	559
Employee stock loan receivable	(36)	(52)
Retained earnings	13,792	12,027
Accumulated other comprehensive income (loss)	9	(4)
Treasury stock at cost, 36,223,782 shares in 2008 and 34,258,643 shares in 2007	(1,551)	(1,506)
Total Shareholders' Equity	12,869	11,104
Total Liabilities and Shareholders' Equity	$22,410	$19,314

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows
Walgreen Co. and Subsidiaries
For the years ended August 31, 2008, 2007 and 2006
(In millions)

	2008	2007	2006
Cash Flows from Operating Activities
Net earnings	$2,157	$2,041	$1,751
Adjustments to reconcile net earnings to net cash provided by operating activities –
Depreciation and amortization	840	676	572
Deferred income taxes	(61)	23	(104)
Stock compensation expense	68	74	103
Income tax savings from employee stock plans	3	6	8
Other	11	3	(20)
Changes in operating assets and liabilities -
Accounts receivable, net	(365)	(40)	(619)
Inventories	(412)	(676)	(376)
Other assets	(24)	(28)	(9)
Trade accounts payable	550	(128)	876
Accrued expenses and other liabilities	84	277	205
Income taxes	80	25	(68)
Other non-current liabilities	108	104	121
Net cash provided by operating activities	3,039	2,357	2,440
Cash Flows from Investing Activities
Purchases of short-term investments - available for sale	-	(6,397)	(12,282)
Proceeds from sale of short-term investments - available for sale	-	6,826	12,388
Additions to property and equipment	(2,225)	(1,786)	(1,338)
Proceeds from sale of assets	17	41	23
Business and intangible asset acquisitions, net of cash received	(620)	(1,086)	(485)
Net proceeds from corporate-owned life insurance policies	10	6	10
Net cash used for investing activities	(2,818)	(2,396)	(1,684)
Cash Flows from Financing Activities
Net (payment) proceeds from short-term borrowings	(802)	850	-
Net proceeds from issuance of long-term debt	1,286	-	-
Payments of long-term debt	(28)	(141)	-
Stock purchases	(294)	(1,064)	(669)
Proceeds related to employee stock plans	210	266	319
Cash dividends paid	(376)	(310)	(263)
Bank overdrafts	-	(214)	214
Other	(29)	(13)	(14)
Net cash used for financing activities	(33)	(626)	(413)
Changes in Cash and Cash Equivalents
Net increase (decrease) in cash and cash equivalents	188	(665)	343
Cash and cash equivalents, September 1	255	920	577
Cash and cash equivalents, August 31	$443	$255	$920

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Notes to Consolidated Financial Statements

(1)	Summary of Major Accounting Policies

Description of Business
The company is principally in the retail drugstore business and its operations are within one reportable segment.  At August 31, 2008, there were 6,934 drugstore and other locations in 49 states, the District of Columbia, Guam and Puerto Rico.  Prescription sales were 64.9% of total sales for fiscal 2008 compared to 65.0% in 2007 and 64.3% in 2006.

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

We have changed the income statement caption selling, occupancy and administration, to selling, general and administrative expenses.  The change was made to better align income statement captions to our industry.

The prior year balance sheet reflects the reclassification of debt, which was previously condensed within the accrued expenses and other liabilities line and other non-current liabilities line.  In addition, in the prior year, software development costs were reclassified from other non-current assets to property and equipment.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.  Included in cash and cash equivalents are credit card and debit card receivables from banks, which generally settle within two business days, of $166 million at August 31, 2008, and $67 million at August 31, 2007.  The company's cash management policy provides for controlled disbursement.  As a result, the company had outstanding checks in excess of funds on deposit at certain banks.  These amounts, which were $374 million as of August 31, 2008, and $303 million as of August 31, 2007, are included in trade accounts payable in the accompanying consolidated balance sheets.

Financial Instruments
The company had $110 million and $77 million of outstanding letters of credit at August 31, 2008, and 2007, respectively, which guarantee foreign trade purchases.  Additional outstanding letters of credit of $271 million and $277 million at August 31, 2008, and 2007, respectively, guarantee payments of insurance claims.  The insurance claim letters of credit are annually renewable and will remain in place until the insurance claims are paid in full.  Letters of credit of $14 million and $12 million were outstanding at August 31, 2008, and August 31, 2007, respectively, to guarantee performance of construction contracts.  The company pays a facility fee to the financing bank to keep these letters of credit active.  The company had real estate development purchase commitments of $952 million and $980 million at August 31, 2008, and 2007, respectively.

There were no investments in derivative financial instruments during fiscal 2008 and 2007 except for the embedded derivative contained with the conversion features of the $28 million of convertible debt acquired in the Option Care, Inc. and affiliated companies acquisition.  The value of such derivative was not material and the debt was retired on September 6, 2007.

Inventories
Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis.  At August 31, 2008, and 2007, inventories would have been greater by $1,067 million and $969 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis.  Inventory includes product cost, inbound freight, warehousing costs and vendor allowances that are not included as a reduction of advertising expense.

Cost of Sales
Cost of sales is derived based upon point-of-sale scanning information with an estimate for shrinkage and is adjusted based on periodic inventories.  In addition to product cost, cost of sales includes warehousing costs, purchasing costs, freight costs, cash discounts and vendor allowances that are not included as a reduction of advertising expense.

Selling, General and Administrative Expenses
Selling, general and administrative expenses mainly consist of store salaries, occupancy costs, and direct store related expenses.  Other administrative costs include headquarters expenses, advertising costs (net of advertising revenue) and insurance.

Vendor Allowances
Vendor allowances are principally received as a result of purchase levels, sales or promotion of vendors' products.  Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold.  Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, general and administrative expenses to the extent of advertising costs incurred, with the excess treated as a reduction of inventory costs.

Property and Equipment
Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets.  Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter.  Estimated useful lives range from 12 1/2 to 39 years for land improvements, buildings and building improvements; and 3 to 12 1/2 years for equipment.  Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts.  Routine maintenance and repairs are charged against earnings.  The majority of the business uses the composite method of depreciation for equipment.  Therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.  Property and equipment consists of (in millions):

	2008	2007
Land and land improvements
Owned locations	$2,567	$2,012
Distribution centers	103	103
Other locations	222	212
Buildings and building improvements
Owned locations	2,790	2,245
Leased locations (leasehold improvements only)	724	582
Distribution centers	583	553
Other locations	309	270
Equipment
Locations	4,056	3,604
Distribution centers	978	879
Other locations	282	266
Capitalized system development costs	258	212
Capital lease properties	46	43
	12,918	10,981
Less: accumulated depreciation and amortization	3,143	2,777
	$9,775	$8,204

The company capitalizes application stage development costs for significant internally developed software projects, including "Ad Planning," an advertising system, and "Capacity Management Logistics Enhancements," upgrades to merchandise ordering systems.  These costs are amortized over a five-year period.  Amortization was $36 million in 2008, $29 million in 2007 and $24 million in 2006.  Unamortized costs as of August 31, 2008, and 2007 were $173 million and $148 million, respectively.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed.  The company accounts for goodwill and intangibles under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” which does not permit amortization, but requires the company to test goodwill and other indefinite-lived assets for impairment annually or whenever events or circumstances indicate there may be an impairment.

Revenue Recognition
The company recognizes revenue at the time the customer takes possession of the merchandise.  Customer returns are immaterial.  Sales taxes are not included in revenue.

Gift Cards
The company sells Walgreens gift cards to our customers in our retail stores and through our website.  We do not charge administrative fees on unused gift cards and our gift cards do not have an expiration date.  We recognize income from gift cards when (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote ("gift card breakage") and we determine that we do not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions.  We determine our gift card breakage rate based upon historical redemption patterns.  Gift card breakage income, which is included in selling, general and administrative expenses, was not significant in fiscal 2008, 2007 or 2006.

Impaired Assets and Liabilities for Store Closings
The company tests long-lived assets for impairment whenever events or circumstances indicate that a certain asset may be impaired.  Store locations that have been open at least five years are reviewed for impairment indicators at least annually.  Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows.  Impairment charges included in selling, general and administrative expenses were $12 million in 2008, $10 million in 2007 and $22 million in 2006.

The company also provides for future costs related to closed locations.  The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.

Insurance
The company obtains insurance coverage for catastrophic exposures as well as those risks required by law to be insured.  It is the company's policy to retain a significant portion of certain losses related to workers' compensation, property, comprehensive general, pharmacist and vehicle liability.  Liabilities for these losses are recorded based upon the company's estimates for claims incurred and are not discounted.  The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.

Pre-Opening Expenses
Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

Advertising Costs
Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred.  Net advertising expenses, which are included in selling, general and administrative expenses, were $341 million in 2008, $356 million in 2007 and $307 million in 2006.  Included in net advertising expenses were vendor advertising allowances of $180 million in 2008, $170 million in 2007 and $175 million in 2006.

Stock-Based Compensation Plans
In accordance with SFAS No. 123(R), "Share-Based Payment," the company recognizes compensation expense on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.

In November 2005, the Financial Accounting Standards Board (“FASB”) issued Financial Statement of Position (“FSP”) No. 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards." This pronouncement provides an alternative transition method of calculating the excess tax benefits available to absorb any tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R).  The company elected to adopt the alternative transition method in the fourth quarter of fiscal 2006.

Total stock-based compensation expense for fiscal 2008, 2007 and 2006 was $68 million, $74 million and $103 million, respectively.   The recognized tax benefit was $23 million, $26 million and $37 million for fiscal 2008, 2007 and 2006, respectively.

As of August 31, 2008, there was $47 million of total unrecognized compensation cost related to nonvested awards.  This cost is expected to be recognized over a weighted average of 1.7 years.

Income Taxes
We account for income taxes according to the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized based upon the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured pursuant to tax laws using rates we expect to apply to taxable income in the years in which we expect those temporary differences to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

In determining our provision for income taxes, we use an annual effective income tax rate based on full year income, permanent differences between book and tax income, and statutory income tax rates. The effective income tax rate also reflects our assessment of the ultimate outcome of tax audits. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

We are subject to routine income tax audits that occur periodically in the normal course of business.  U.S. federal, state and local and foreign tax authorities raise questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on our consolidated balance sheets and in income tax expense in our consolidated statements of earnings.

We adopted the provisions of FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109,” effective September 1, 2007.  FIN No. 48 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file or not to file in a particular jurisdiction

Earnings Per Share
The dilutive effect of outstanding stock options on earnings per share is calculated using the treasury stock method.  Stock options are anti-dilutive and excluded from the earnings per share calculation if the exercise price exceeds the market price of the common shares.  Outstanding options to purchase common shares of 12,962,745 in 2008, 6,943,454 in 2007 and 3,505,834 in 2006 were excluded from the earnings per share calculations.

Interest Expense
The company capitalized $19 million, $6 million and $3 million of interest expense as part of significant construction projects during fiscal 2008, 2007 and 2006, respectively.  Interest paid was $30 million in fiscal 2008 and $7 million in 2007.

Accumulated Other Comprehensive Income (Loss)
In August 2007, the company adopted SFAS No. 158, "Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R)."  In accordance with SFAS No. 158, the amount included in accumulated other comprehensive income (loss) related to the company's postretirement plan was a loss of $20 million pre-tax (income of $9 million after-tax) as of August 31, 2008.  The minimum postretirement liability totaled $371 million as of August 31, 2008.

(2)	Leases

The company owns 19.9% of its operating locations; the remaining locations are leased premises.  Initial terms are typically 20 to 25 years, followed by additional terms containing cancellation options at five-year intervals, and may include rent escalation clauses.  The commencement date of all lease terms is the earlier of the date the company becomes legally obligated to make rent payments or the date the company has the right to control the property.  Additionally, the company recognizes rent expense on a straight-line basis over the term of the lease.  In addition to minimum fixed rentals, most leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2008, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (in millions):

2009	$1,843
2010	1,961
2011	1,960
2012	1,929
2013	1,890
Later	23,883
Total minimum lease payments	$33,466

The above minimum lease payments include minimum rental commitments related to capital leases of $69 million at August 31, 2008.  This capital lease amount includes $28 million of executory costs and imputed interest.  Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $37 million on leases due in the future under non-cancelable subleases.

The company remains secondarily liable on 21 assigned leases.  The maximum potential of undiscounted future payments is $12 million as of August 31, 2008.  Lease option dates vary, with some extending to 2015.

Rental expense was as follows (in millions):

	2008	2007	2006
Minimum rentals	$1,784	$1,614	$1,428
Contingent rentals	13	16	16
Less: Sublease rental income	(10)	(11)	(12)
	$1,787	$1,619	$1,432

(3)	Acquisitions

Business acquisitions in 2008 include the purchase of I-trax, Inc., a provider of worksite health services, including primary and acute care, wellness, pharmacy and disease management services and health and fitness programming; Whole Health Management, a privately held company that provides primary care, urgent care, wellness programs, health coaching and occupational health services through worksite health centers; 20 drugstores from Farmacias El Amal; CuraScript Infusion Pharmacy, Inc., a home infusion services provider; and selected other assets (primarily prescription files).

The aggregate purchase price of all business and intangible asset acquisitions in fiscal 2008 was $620 million.  These acquisitions added $152 million to prescription files, $73 million to other amortizable intangibles, and $416 million to goodwill ($31 million is expected to be deductible for tax purposes).  The remaining fair value relates to tangible assets less liabilities assumed. The allocation of the purchase price for each of these acquisitions, except I-trax, Inc. and Whole Health Management, has been finalized.

The preliminary allocation of the purchase price of I-trax, Inc. and Whole Health Management was accounted for under the purchase method of accounting with the company as the acquirer in accordance with SFAS No. 141, “Business Combinations.”  Any adjustments to the preliminary purchase price allocation are not expected to be material.  Goodwill and other intangible assets recorded in connection with the acquisition totaled $372 million and $50 million, respectively.

Operating results of the businesses acquired have been included in the consolidated statements of income for their respective acquisition dates forward.  Pro forma results of the company, assuming all of the acquisitions had occurred at the beginning of each period presented, would not be materially different from the results reported.

(4)	Goodwill and Other Intangible Assets

Goodwill is evaluated annually during the fourth quarter of the company's fiscal year or when indications of potential impairment exist.  The impairment calculation compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  During fiscal 2008 we recorded an impairment of $9 million to our Institutional Pharmacy reporting unit.  The impairment was the result of lower financial projections of the reporting unit.  No impairment related to goodwill occurred in fiscal 2007.

The carrying amount and accumulated amortization of goodwill and intangible assets consists of the following (in millions):

	2008	2007
Purchased prescription files	$444	$302
Purchasing and payor contracts	263	175
Trade name	40	26
Other amortizable intangible assets	108	83
Goodwill	1,438	1,060
Gross carrying amount	2,293	1,646

Accumulated amortization - prescription files	(145)	(83)
Purchasing and payor contracts	(25)	(9)
Trade name	(17)	(6)
Accumulated amortization - other	(25)	(16)
Total accumulated amortization	(212)	(114)
Total intangible assets, net	$2,081	$1,532

Changes to goodwill for fiscal 2008 included additions related to acquisitions, an impairment to our Institutional Pharmacy reporting unit and the final purchase price allocation of our acquisition of Option Care, Inc. which decreased goodwill and increased intangible assets by $60 million.  The change in goodwill for fiscal 2007 was all related to acquisitions.

Amortization expense for intangible assets was $107 million in 2008, $62 million in 2007 and $46 million in 2006.  The weighted-average amortization period for purchased prescription files was six years for fiscal 2008 and fiscal 2007.  The weighted-average amortization period for purchasing and payor contracts was thirteen years for fiscal 2008 and fiscal 2007.  The weighted-average amortization period for trade names was three years for fiscal 2008 and fiscal 2007.   The weighted-average amortization period for other intangible assets was eleven years for fiscal 2008 and fiscal 2007.

Expected amortization expense for intangible assets recorded at August 31, 2008, is as follows (in millions):

2009	2010	2011	2012	2013
$121	$106	$91	$71	$45

(5)	Income Taxes

The provision for income taxes consists of the following (in millions):

	2008	2007	2006
Current provision -
Federal	$1,201	$1,028	$970
State	133	97	137
	1,334	1,125	1,107
Deferred provision -
Federal	(59)	18	(89)
State	(2)	5	(15)
	(61)	23	(104)
	$1,273	$1,148	$1,003

The difference between the statutory federal income tax rate and the effective tax rate is as follows:

	2008	2007	2006
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.4	2.5	2.9
Other	(0.3)	(1.5)	(1.5)
Effective income tax rate	37.1%	36.0%	36.4%

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (in millions):

	2008	2007
Deferred tax assets -
Compensation and benefits	$189	$204
Insurance	184	191
Postretirement benefits	196	179
Accrued rent	138	135
Stock compensation	80	22
Inventory	54	45
Other	146	140
	987	916
Deferred tax liabilities -
Accelerated depreciation	796	703
Inventory	177	199
Intangible assets	37	43
Other	69	72
	1,079	1,017
Net deferred tax liabilities	$92	$101

Income taxes paid were $1,235 million, $1,204 million and $1,111 million during the fiscal years ended August 31, 2008, 2007 and 2006, respectively.

FIN No. 48 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file or not to file in a particular jurisdiction.  The adoption of FIN No. 48 resulted in the reclassification of $55 million of certain tax liabilities from current to long-term and a $2 million decrease in our liability for unrecognized tax benefits, which was accounted for as an increase to the August 31, 2007 retained earnings balance.  All unrecognized benefits at August 31, 2008, were classified as long-term liabilities on our consolidated balance sheet.

The following table provides a reconciliation of the total amounts of unrecognized tax benefits for fiscal 2008 (in millions):

Balance at September 1, 2007	$55
Gross increases related to tax positions in a prior period	7
Gross decreases related to tax positions in a prior period	(21)
Gross increases related to tax positions in the current period	28
Settlements with taxing authorities	(3)
Lapse of statute of limitations	(2)
Balance at August 31, 2008	$64

At September 1, 2007, and August 31, 2008, $23 million and $27 million, respectively, of unrecognized tax benefits would favorably impact the effective tax rate if recognized.

We recognize interest and penalties in income tax provision in our consolidated statements of earnings.  At September 1, 2007, and August 31, 2008, we had accrued interest and penalties of $8 million and $12 million, respectively.

We file a consolidated U.S. federal income tax return, as well as income tax returns in various states.   We are no longer subject to U.S. federal income tax examinations for years before fiscal 2006. With few exceptions, we are no longer subject to state and local income tax examinations by tax authorities for years before fiscal 2003. During the second quarter, we reached an agreement with the Internal Revenue Service (IRS) on fiscal years 2004 and 2005 resulting in a $7 million refund primarily arising from the carry back of foreign tax credits.  During June, the IRS commenced its examination of our federal income tax returns for fiscal 2006 and 2007.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will increase or decrease during the next 12 months; however, we do not expect the change to have a material effect on our results of operations or our financial position.

(6)	Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt consists of the following at August 31 (in millions):

	2008	2007
Short-Term Borrowings -
Commercial paper	$70	$850
Current maturities of loans assumed through the purchase of land and buildings; various interest rates from 3.50% to 8.75%; various maturities from 2009 to 2035	8	6
Other	5	28
Total short-term borrowings	$83	$884

Long-Term Debt -
4.875% unsecured notes due 2013 net of unamortized discount	$1,295	$-
Loans assumed through the purchase of land and buildings; various interest rates from 3.50% to 8.75%; various maturities from 2009 to 2035	50	28
	1,345	28
Less current maturities	(8)	(6)
Total-long term debt	$1,337	$22

In fiscal 2008 and 2007 the company issued commercial paper to support working capital needs. The short-term borrowings under the commercial paper program had the following characteristics (in millions):

	2008	2007
Balance outstanding at fiscal year-end	$70	$850
Maximum outstanding at any month-end	1,170	850
Average daily short-term borrowings	680	32
Weighted-average interest rate	2.10%	5.36%

The carrying value of the commercial paper approximates the fair value in both fiscal years.

In connection with our commercial paper program, we maintained two unsecured backup syndicated lines of credit that total $1,200 million.  The first $600 million facility expires on August 10, 2009; the second expires on August 12, 2012.  Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facilities, including financial covenants.  The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments.  On October 12, 2007, we entered into an additional $100 million unsecured line of credit facility and on November 30, 2007, that credit facility was amended and increased to include an additional $200 million, for a total of $300 million unsecured credit.  That facility expired on December 31, 2007.  On May 15, 2008, we entered into an additional $500 million unsecured line of credit facility.  That facility expired on July 31, 2008.  These lines of credit were subject to similar covenants as the syndicated lines of credit.  The company pays a facility fee to the financing bank to keep the line of credit facility active.  As of August 31, 2008, there have been no borrowings against the credit facilities.

On July 17, 2008, we issued notes totaling $1,300 million bearing an interest rate of 4.875% paid semiannually in arrears on February 1 and August 1 of each year, beginning on February 1, 2009. The notes will mature on August 1, 2013. We may redeem the notes, at any time in whole or from time to time in part, at our option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 30 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption.  If a change of control triggering event occurs, unless we have exercised our option to redeem the notes, we will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of purchase.  The notes will be unsecured senior debt obligations and will rank equally with all other unsecured senior indebtedness. The notes are not convertible or exchangeable.  Total issuance costs relating to this offering were $9 million, which included $8 million in underwriting fees.  The fair value of the notes as of August 31, 2008, was $1,307 million.

(7)	Contingencies

The company is involved in various legal proceedings incidental to the normal course of business and is subject to various investigations, inspections, audits, inquiries and similar actions by governmental authorities responsible for enforcing the laws and regulations to which the company is subject.   These include a lawsuit for which a $31 million judgment was entered against the company in October 2006.  The company has appealed this judgment.

In addition, on April 16, 2008, the Plumbers and Steamfitters Local No. 7 Pension Fund filed a putative class action suit against the company and its Chief Executive Officer and Chief Operating Officer in the United States District Court for the Northern District of Illinois.  The suit was filed on behalf of purchasers of company common stock during the period between June 25, 2007, and November 29, 2007.   The complaint charges the company and its Chief Executive Officer and Chief Operating Officer with violations of Section 10(b) of the Securities Exchange Act of 1934, claiming that the company misled investors by failing to disclose declining rates of growth in generic drug sales and a contract dispute with a pharmacy benefits manager that allegedly had a negative impact on earnings. The company and the officers named in the suit believe the allegations are without merit, and intend to defend against them vigorously.

Management is of the opinion that although the outcome of these and other litigation and investigations cannot be forecast with certainty, the final dispositions should not have a material adverse effect on the company's consolidated financial position or results of operations.

The company guarantees a credit agreement on behalf of SureScripts-RxHub, LLC, which provides electronic prescription data services.  This credit agreement, for which SureScripts-RxHub, LLC is primarily liable, has an expiration date of June 30, 2011.  The liability was $8 million at August 31, 2008, and $3 million at August 31, 2007.  The maximum amount of future payments that could be required to be paid under the guaranty is $25 million, of which $13 million may be recoverable from another guarantor.    In addition, under certain circumstances the company may be required to provide an additional guarantee of up to $10 million, of which $8 million may be recoverable from other guarantors.

(8)	Capital Stock

On January 10, 2007, the Board of Directors approved a new stock repurchase program ("2007 repurchase program"), pursuant to which up to $1,000 million of the company's common stock may be purchased prior to the expiration date of the program on January 10, 2011.  This program was announced in the company's report on Form 8-K, which was filed on January 11, 2007.  During fiscal 2008, the company purchased no shares related to the 2007 repurchase program, compared to $345 million of shares purchased in 2007.

On July 14, 2004, the Board of Directors announced a stock repurchase program ("2004 repurchase program") of up to $1,000 million, which has been completely executed.  The company purchased $343 million of shares related to the 2004 repurchase program in fiscal 2007.  An additional $294 million of shares were purchased to support the long-term needs of the employee stock plans, which compares to $375 million in fiscal 2007.

At August 31, 2008, 62,301,790 shares of common stock were reserved for future stock issuances under the company's various employee benefit plans.

(9)	Stock Compensation Plans

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a ten-year period to eligible non-executive employees upon the purchase of company shares, subject to certain restrictions. Employees may purchase the company shares through cash purchases or loans. For options granted on or after October 1, 2005, the option price is the closing price of a share of common stock on the grant date. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock.  At August 31, 2008, there were 30,997,441 shares available for future grants.  The options granted during fiscal 2008, 2007 and 2006 have a two-year vesting period.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until January 11, 2016, for an aggregate of 38,400,000 shares of common stock.  As of August 31, 2008, 10,849,029 shares were available for future grants.  The options granted during fiscal 2008, 2007 and 2006 have a three-year vesting period.

The Walgreen Co. Option 3000 Plan offered a stock option award to all non-executive employees who were employed on May 11, 2000.  Each eligible employee, in conjunction with opening the company’s 3,000th store, received a stock option award to purchase from 75 to 500 shares, based on years of service.  The Plan authorized the grant of options, issued at fair market value on May 11, 2000, to purchase up to an aggregate of 15,500,000 shares of common stock and 14,892,200 shares were granted.  The options vested and became exercisable on May 11, 2003, and any unexercised options will expire on May 10, 2010, subject to earlier termination if the optionee’s employment ends.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the company's 4,000th store, were granted a stock option to purchase 100 shares. The Plan authorized the grant of an aggregate of 15,000,000 shares of common stock.  As of August 31, 2008,

7,407,510 shares were available for future grants.  The options vested and became exercisable on March 11, 2006, and any unexercised options will expire on March 10, 2013, subject to earlier termination if the optionee’s employment ends.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares that may be purchased under this Plan is 74,000,000.  At August 31, 2008, 3,242,237 shares were available for future purchase.

The Walgreen Co. Long-Term Performance Incentive Plan (amended and restated Restricted Performance Share Plan) was approved by the shareholders on January 10, 2007.  The Plan offers performance-based incentive awards and equity-based awards to key employees.  The fiscal 2007 awards are subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a multiyear period from the date of grant.  The Long-Term Performance Incentive Plan was authorized to grant an aggregate of 10,000,000 shares of common stock (which constituted a significant reduction from the then remaining authorized shares under the Restricted Performance Share Plan).  At August 31, 2008, 9,805,573 shares were available for future issuance under the Long-Term Performance Incentive Plan.  Compensation expense is recognized in the year of grant.  There was no compensation expense related to the Plan in fiscal 2008, compared to $12 million in fiscal 2007 and $9 million in fiscal 2006.

The Walgreen Co. Nonemployee Director Stock Plan provides that each nonemployee director receives an equity grant of shares each year on November 1.  Through fiscal year 2008, the Plan determined the number of shares granted by dividing $120,000 by the price of a share of common stock on November 1.  Each nonemployee director may elect to receive this annual share grant in the form of shares or deferred stock units. During the term of the Plan, each nonemployee director will also receive 50% of his or her quarterly retainer in the form of shares, which may be deferred into an equal number of stock units.  In addition, a nonemployee director may elect to defer all or a portion of the cash component of his or her quarterly retainer and committee chair retainer in the form of deferred stock units or to have such amounts placed in a deferred cash compensation account. Each nonemployee director received a grant of 3,075 shares in fiscal 2008, 2,375 shares in fiscal 2007 and 1,771 shares in fiscal 2006.  New directors in any of the fiscal years were given a prorated amount.

A summary of information relative to the company’s stock option plans follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Outstanding at August 31, 2007	35,001,752	$35.04	5.57	$368
Granted	4,313,877	44.32
Exercised	(3,590,982)	26.28
Expired/Forfeited	(742,084)	37.23
Outstanding at August 31, 2008	34,982,563	$37.03	5.37	$92
Vested or expected to vest at August 31, 2008	34,806,841	$36.99	5.35	$92
Exercisable at August 31, 2008	24,473,164	$33.07	4.16	$92

The intrinsic value for options exercised in fiscal 2008, 2007 and 2006 was $42 million, $105 million and $173 million, respectively.  The total fair value of options vested in fiscal 2008, 2007 and 2006 was $46 million, $102 million and $116 million, respectively.

Cash received from the exercise of options in fiscal 2008 was $94 million compared to $142 million in the prior year.  The related tax benefit realized was $16 million in fiscal 2008 compared to $40 million in the prior year.  The company has a practice of repurchasing shares on the open market to satisfy share-based payment arrangements and expects to repurchase approximately five million shares during fiscal 2009.

A summary of information relative to the company’s restricted stock awards follows:
Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at August 31, 2007	279,674	$45.63
Granted	178,623	36.36
Forfeited	(2,719)	45.60
Vested	(138,168)	44.93
Nonvested at August 31, 2008	317,410	$40.72

The fair value of each option grant was determined using the Black-Scholes option pricing model with weighted-average assumptions used in fiscal 2008, 2007 and 2006:

	2008	2007	2006
Risk-free interest rate (1)	4.41%	4.71%	4.10%
Average life of option (years) (2)	7.2	7.2	7.2
Volatility (3)	27.61%	25.77%	32.12%
Dividend yield (4)	.81%	.50%	.45%
Weighted-average grant-date fair value
Granted at market price	$16.11	$18.05	$18.82

(1)	Represents the U.S. Treasury security rates for the expected term of the option.
(2)	Represents the period of time that options granted are expected to be outstanding. The company analyzed separate groups of employees with similar exercise behavior to determine the expected term.
(3)
Beginning with fiscal 2007, volatility was based on historical and implied volatility of the company’s common stock.  Prior to fiscal 2007, it was based on historical volatility of the company’s common stock.

(4)	Represents the company’s cash dividend for the expected term.

(10)	Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Plan to which both the company and the employees contribute.  The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically been based on pre-tax income; however, beginning January 1, 2008, a portion of that contribution will be in the form of a guaranteed match.  The profit-sharing provision was $305 million in 2008, $284 million in 2007 and $245 million in 2006.  The company's contributions were $261 million for 2008, $253 million for 2007 and $216 million for 2006.

The company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. The costs of these benefits are accrued over the period earned.  The company's postretirement health benefit plans are not funded.

Components of net periodic benefit costs (in millions):

	2008	2007	2006
Service cost	$14	$14	$18
Interest cost	24	22	21
Amortization of actuarial loss	5	5	9
Amortization of prior service cost	(4)	(4)	(4)
Total postretirement benefit cost	$39	$37	$44

Change in benefit obligation (in millions):

	2008	2007
Benefit obligation at September 1	$370	$356
Service cost	14	14
Interest cost	24	22
Amendments	-	-
Actuarial gain	(29)	(14)
Benefit payments	(11)	(11)
Participants contributions	3	3
Benefit obligation at August 31	$371	$370

Change in plan assets (in millions):

	2008	2007
Plan assets at fair value at September 1	$-	$-
Plan participants contributions	3	3
Employer contributions	8	8
Benefits paid	(11)	(11)
Plan assets at fair value at August 31	$-	$-

Funded status (in millions):

	2008	2007
Funded status	$(371)	$(370)
Unrecognized actuarial gain	-	-
Unrecognized prior service cost	-	-
Accrued benefit cost at August 31	$(371)	$(370)

Amounts recognized in the consolidated balance sheets (in millions):

	2008	2007
Current liabilities (present value of expected 2009 net benefit payments)	$(8)	$(8)
Non-current liabilities	(363)	(362)
Net liability recognized at August 31	$(371)	$(370)

Amounts recognized in accumulated other comprehensive loss (in millions):

	2008	2007
Prior service cost (credit)	$(57)	$(62)
Net actuarial loss	77	111

Amounts expected to be recognized as components of net periodic costs for fiscal year 2009 (in millions):

2009
Prior service cost (credit)	$(4)
Net actuarial loss	4

The measurement date used to determine postretirement benefits is August 31.

The discount rate assumption used to compute the postretirement benefit obligation at year-end was 7.30% for 2008 and 6.5% for 2007.  The discount rate assumption used to determine net periodic benefit cost was 6.50%, 6.25%, and 5.50% for fiscal years ending 2008, 2007, and 2006, respectively.

Future benefit costs were estimated assuming medical costs would increase at a 8.50% annual rate, gradually decreasing to 5.25% over the next six years and then remaining at a 5.25% annual growth rate thereafter.  A one percentage point change in the assumed medical cost trend rate would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on service and interest cost	$-	$-
Effect on postretirement obligation	14	(14)

Estimated future benefit payments and federal subsidy (in millions):

	Estimated Future Benefit Payments	Estimated Federal Subsidy
2009	$9	$1
2010	11	1
2011	12	1
2012	14	1
2013	16	2
2014-2018	119	15

The expected contribution to be paid during fiscal year 2009 is $8 million.

(11)	Supplementary Financial Information

Non-cash transactions in fiscal 2008 included the identification of $74 million in accrued liabilities related to the purchase of property and equipment; $24 million of deferred taxes associated with amortizable intangible assets related to acquisitions; and $17 million in dividends declared.

Non-cash transactions in fiscal 2007 included the identification of $86 million of deferred taxes associated with amortizable intangible assets related to acquisitions; $49 million in postretirement benefit liabilities related to the adoption of SFAS No. 158; $83 million in accrued liabilities related to the purchase of property and equipment; $5 million of incurred direct acquisition costs; $4 million related to a leasehold interest and $16 million in dividends declared.

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (in millions):

	2008	2007
Accounts receivable -
Accounts receivable	$2,623	$2,306
Allowance for doubtful accounts	(96)	(69)
	$2,527	$2,237
Accrued expenses and other liabilities -
Accrued salaries	$664	$652
Taxes other than income taxes	406	359
Profit sharing	211	185
Insurance	128	144
Other	863	759
	$2,272	$2,099
Other non-current liabilities -
Postretirement health care benefits	$363	$362
Insurance	337	339
Other	710	584
	$1,410	$1,285

Summary of Quarterly Results (Unaudited)
(In millions, except per share amounts)

	Quarter Ended
	November	February	May	August	Fiscal Year
Fiscal 2008
Net sales	$14,028	$15,394	$15,015	$14,597	$59,034
Gross profit	3,921	4,442	4,245	4,035	16,643
Net earnings	456	686	572	443	2,157
Per Common Share -
Basic	$.46	$.69	$.58	$.45	$2.18
Diluted	.46	.69	.58	.45	2.17
Cash Dividends Declared Per Common Share	$.0950	$.0950	$.0950	$.1125	$.3975
Fiscal 2007
Net sales	$12,708	$13,934	$13,699	$13,421	$53,762
Gross profit	3,576	4,036	3,878	3,754	15,244
Net earnings	432	652	561	396	2,041
Per Common Share -
Basic	$.43	$.65	$.56	$.40	$2.04
Diluted	.43	.65	.56	.40	2.03
Cash Dividends Declared Per Common Share	$.0775	$.0775	$.0775	$.0950	$.32752.04

Comments on Quarterly Results: Included in fourth quarter net earnings is an adjustment decreasing selling, general and administrative expenses by $79 million, which corrected for historically over-accruing the company’s vacation liability.  The first three quarters of fiscal 2008 gross profit have been adjusted to reflect the reclassification of certain expenses between cost of sales and selling, general and administrative expenses.

Common Stock Prices

Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2008 and 2007.

		Quarter Ended
		November	February	May	August	Fiscal Year
Fiscal 2008	High	$47.93	$39.02	$38.93	$37.27	$47.93
	Low	36.59	33.01	34.85	31.39	31.39
Fiscal 2007	High	$51.60	$47.28	$49.10	$47.72	$51.60
	Low	39.91	40.05	43.23	43.31	39.91

Comparison of Five-Year Cumulative Total Return

The following graph compares the five-year cumulative total return of the company's common stock with the S&P 500 Index and the Value Line Pharmacy Services Industry Index.  The graph assumes a $100 investment made August 31, 2003, and the reinvestment of all dividends.

	Value of Investment at August 31,
	2003	2004	2005	2006	2007	2008
Walgreen Co.	$100.00	$112.48	$143.70	$154.34	$141.68	$115.76
S&P 500 Index	100.00	111.46	125.45	136.59	157.27	139.75
Value Line Pharmacy Services Industry Index	100.00	112.10	158.61	181.05	194.71	188.11

Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2008.  Deloitte & Touche LLP, the company’s independent registered public accounting firm, has audited our internal control over financial reporting, as stated in its report which is included herein.

/s/	Alan G. McNally	/s/	Wade D. Miquelon
	Alan G. McNally		Wade D. Miquelon
	Chairman and acting Chief Executive Officer		Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. and Subsidiaries (the "Company") as of August 31, 2008 and 2007, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2008. We also have audited the Company's internal control over financial reporting as of August 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2008, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

As discussed in Note 1 to the consolidated financial statements, effective September 1, 2007, the Company changed its method of accounting for uncertain tax benefits upon adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, and effective August 31, 2007, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 28, 2008