Form 10-K, Exhibit 13
period 2009-08-31
WALGREEN CO
filed 2009-10-26
CIK 104207

WALGREEN CO. AND SUBSIDIARIES

ANNUAL REPORT

FOR THE YEAR ENDED AUGUST, 31, 2009

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
Walgreen Co. and Subsidiaries
(Dollars in Millions, except per share amounts)

Fiscal Year	2009	2008	2007	2006	2005
Net Sales	$63,335	$59,034	$53,762	$47,409	$42,202
Cost of sales (1)	45,722	42,391	38,518	34,240	30,414
Gross profit	17,613	16,643	15,244	13,169	11,788
Selling, general and administrative (1) (2)	14,366	13,202	12,093	10,467	9,364
Operating income	3,247	3,441	3,151	2,702	2,424
Other income (expense)	(83)	(11)	38	52	32
Earnings Before Income Tax Provision	3,164	3,430	3,189	2,754	2,456
Income tax provision	1,158	1,273	1,148	1,003	896
Net Earnings	$2,006	$2,157	$2,041	$1,751	$1,560
Per Common Share
Net earnings
Basic	$2.03	$2.18	$2.04	$1.73	$1.53
Diluted	2.02	2.17	2.03	1.72	1.52
Dividends declared	.48	.40	.33	.27	.22
Book value	14.54	13.01	11.20	10.04	8.77
Non-Current Liabilities
Long-term debt	$2,336	$1,337	$22	$3	$12
Deferred income taxes	265	150	158	141	240
Other non-current liabilities	1,396	1,410	1,285	1,116	986
Assets and Equity
Total assets	$25,142	$22,410	$19,314	$17,131	$14,609
Shareholders' equity	14,376	12,869	11,104	10,116	8,890
Return on average shareholders' equity	14.7%	18.0%	19.2%	18.4%	18.3%
Locations
Year-end (3)	7,496	6,934	5,997	5,461	4,985

(1)
Fiscal 2009 included a pre-tax restructuring and restructuring related charge of $257 million ($.16 per share, diluted), $95 million included in cost of sales and $162 million in selling, general and administrative.

(2)	Fiscal 2008 included a positive pre-tax adjustment of $79 million ($.05 per share, diluted), which corrected for historically over-accruing the company’s vacation liability.
(3)	Locations include drugstores, worksite facilities, home care facilities, specialty pharmacies and mail service facilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Introduction

Walgreens is principally a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise.  General merchandise includes, among other things, household items, personal care, convenience foods, beauty care, photofinishing, candy and seasonal items.  Customers can have prescriptions filled in retail pharmacies, as well as through the mail, by telephone and via the Internet.  As of August 31, 2009, we operated 7,496 locations in 50 states, the District of Columbia, Guam and Puerto Rico.  Total locations do not include 337 convenient care clinics operated by Take Care Health Systems, Inc.

	Number of Locations
Location Type	2009	2008	2007
Drugstores	6,997	6,443	5,882
Worksite Facilities	377	364	3
Home Care Facilities	105	115	101
Specialty Pharmacies	15	10	8
Mail Service Facilities	2	2	3
Total	7,496	6,934	5,997

The drugstore industry is highly competitive.  In addition to other drugstore chains, independent drugstores and mail order prescription providers, we compete with various other retailers including grocery stores, convenience stores, mass merchants and dollar stores.

The long-term outlook for prescription utilization is strong due in part to the aging population and the continued development of innovative drugs that improve quality of life and control health care costs.  Certain provisions of the Deficit Reduction Act of 2005 seek to reduce federal spending by altering the Medicaid reimbursement formula for multi-source (i.e., generic) drugs.  These changes are expected to result in reduced Medicaid reimbursement rates for prescription drugs.  Also, in conjunction with a recently approved class action settlement with two entities that publish the average wholesale price (AWP) of pharmaceuticals, the methodology used to calculate the AWP, a pricing reference widely used in the pharmacy industry, reduced the AWP for many brand-name prescription drugs effective September 26, 2009.  The company has reached understandings with most of its third-party payors to adjust reimbursements to correct for this change in methodology, but state Medicaid programs that utilize AWP as a pricing reference have not taken action to make similar adjustments, which is expected to result in reduced Medicaid reimbursement levels in fiscal 2010.  In addition, the federal government has been considering proposals to reform the U.S. heath care system.  These proposals may increase government involvement in health care, increase regulation of pharmacy services, result in changes to pharmacy reimbursement rates or otherwise change the way we do business.  The effect of these proposals could have an impact on our results of operations.

Front-end sales have continued to grow due to new store openings and strengthening core categories, such as over-the-counter non-prescription drugs, household items, convenience foods and personal care products.  Walgreens strong name recognition continues to drive private brand sales, which are included in these core categories.

We continue to expand into new markets and increase penetration in existing markets.  To support our growth, we are investing in prime locations, technology and customer service initiatives.  Retail organic growth continues to be our primary growth vehicle; however, consideration is given to retail and other acquisitions that provide unique opportunities and fit our business strategies, such as the acquisitions of select locations of Drug Fair to our drugstore operations and McKesson Specialty and IVPCARE to our specialty pharmacy operations.

Restructuring Charges

On October 30, 2008, we announced a series of strategic initiatives, approved by the Board of Directors, to enhance shareholder value.  One of these initiatives was a program designed to reduce cost and improve productivity through strategic sourcing of indirect spend, reducing corporate overhead and work throughout our stores, rationalization of inventory categories, realignment of pharmacy operations and transforming the community pharmacy.  In conjunction with these initiatives approximately $300 million to $400 million of pre-tax costs were anticipated over fiscal 2009 and 2010.

As of August 31, 2009, we have recorded the following pre-tax charges associated with our restructuring initiatives within the Consolidated Statement of Earnings (in millions):

Twelve Months Ended August 31, 2009
Severance and other benefits	$74
Project cancellation settlements	7
Inventory charges	63
Restructuring expense	144
Consulting	76
Restructuring and restructuring related costs	$220

Cost of sales	$63
Selling, general and administrative expenses	157
$220

The $74 million of severance and other benefits includes the charges associated with 432 employees who participated in the voluntary separation program and 265 employees who were involuntarily separated from the company.  Prior to their last day of service, 143 people who were previously notified that their positions had been eliminated subsequently found open positions within the company.  All severance and benefits associated with these people have been reversed.

Inventory charges consist of on-hand inventory that has been reduced from cost to current selling prices and the loss we incurred on the sale of inventory below cost.  In addition, as a part of our restructuring efforts we sold an incremental amount of inventory below traditional retail prices.  The dilutive effect of these sales on gross profit for the year ended August 31, 2009, was $32 million.

Additionally, in conjunction with our Customer Centric Retailing (CCR) initiative, we are enhancing the store format to ensure we have the proper assortments, better category layouts and adjacencies, better shelf height and sight lines and better assortment and brand layout, all of which are designed to positively enhance the shopper experience and increase customer frequency and purchase size.  This format will be rolled out to approximately 5,000 to 5,500 stores.   Fiscal 2009 included 202 stores; we plan to enhance approximately 2,600 stores in fiscal 2010 and the remaining stores in fiscal 2011.  Although we will continue to refine our estimates as the rollout progresses, based on our current experience with the first 202 stores, we expect the total cost to be $30 thousand to $50 thousand per store.  As of August 31, 2009, we incurred selling, general and administrative expenses of $5 million related to this program.

We incurred pre-tax costs of $257 million ($220 million of restructuring and restructuring related costs, $32 million of gross profit dilution and $5 million of CCR store remodel costs) in fiscal 2009.   We anticipate approximately $140 million of pre-tax restructuring and restructuring related costs and gross profit dilution in fiscal 2010.  Additionally, we anticipate between $78 million and $130 million in pre-tax CCR store remodel costs in fiscal 2010.

As of August 31, 2009, we have recorded the following balances within the accrued expenses and other liabilities section of our Consolidated Balance Sheets (in millions):

	August 31, 2008 Reserve Balance	Charges	Cash Payments	August 31, 2009 Reserve Balance
Severance and other benefits	$-	$82	$78	$4

We have realized savings related to these initiatives of approximately $250 million for the year.  The savings, which are included in selling, general and administrative expenses, are primarily the result of reduced store labor and other position reductions.  We anticipate achieving net annual pre-tax savings of approximately $500 million in fiscal 2010 and $1 billion by fiscal 2011 related to these initiatives.

Operating Statistics

	Percentage Increases/(Decreases)
Fiscal Year	2009	2008	2007
Net Sales	7.3	9.8	13.4
Net Earnings	(7.0)	5.7	16.6
Comparable Drugstore Sales	2.0	4.0	8.1
Prescription Sales	7.8	9.7	14.7
Comparable Drugstore Prescription Sales	3.5	3.9	9.5
Front-End Sales	6.3	10.0	12.2
Comparable Drugstore Front-End Sales	(0.5)	4.2	5.8
Gross Profit	5.8	9.2	15.8
Selling, General and Administrative Expenses	8.8	9.2	15.5

	Percent to Net Sales
Fiscal Year	2009	2008	2007
Gross Margin	27.8	28.2	28.4
Selling, General and Administrative Expenses	22.7	22.4	22.5

	Other Statistics
Fiscal Year	2009	2008	2007
Prescription Sales as a % of Net Sales	65.3	64.9	65.0
Third-Party Sales as a % of Total Prescription Sales	95.4	95.3	94.8
Total Number of Prescriptions (in millions)	651	617	583
30-Day Equivalent Prescriptions (in millions) *	723	677	636
Total Number of Locations	7,496	6,934	5,997

* Includes the adjustment to convert prescriptions greater than 84 days to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

Results of Operations

Fiscal year 2009 net earnings decreased 7.0% to $2,006 million, or $2.02 per share (diluted), versus last year's earnings of $2,157 million, or $2.17 per share (diluted).  The reduction in net earnings resulted from increased selling, general and administrative expenses that included restructuring and restructuring related costs, reduced gross margins and higher interest expense, which were partially offset by improved sales.  Additionally, the prior year was benefited by a positive adjustment of $79 million, which corrected for historically over-accruing the company’s vacation liability.

Net sales increased by 7.3% to $63,335 million in fiscal 2009 compared to increases of 9.8% in 2008 and 13.4% in 2007.  Drugstore sales increases resulted from sales gains in existing stores and added sales from new stores, each of which include an indeterminate amount of market-driven price changes.  Sales in comparable drugstores were up 2.0% in 2009, 4.0% in 2008 and 8.1% in 2007.  Comparable drugstores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural disaster in the past twelve months.  Relocated and acquired stores are not included as comparable stores for the first twelve months after the relocation or acquisition.  We operated 7,496 locations (6,997 drugstores) as of August 31, 2009, compared to 6,934 (6,443 drugstores) at August 31, 2008, and 5,997 (5,882 drugstores) at August 31, 2007.

Prescription sales increased 7.8% in 2009, 9.7% in 2008 and 14.7% in 2007.  Comparable drugstore prescription sales were up 3.5% in 2009 compared to increases of 3.9% in 2008 and 9.5% in 2007.  Prescription sales as a percent of total net sales were 65.3% in 2009, 64.9% in 2008 and 65.0% in 2007.  The effect of generic drugs introduced during the fiscal year, which replaced higher priced retail brand name drugs, reduced prescription sales by 3.0% for 2009, 3.5% for 2008 and 4.2% for 2007, while the effect on total sales was 1.9% for 2009, 2.2% for 2008 and 2.5% for 2007.  Third-party sales, where reimbursement is received from managed care organizations, the government or private insurers, were 95.4% of prescription sales in 2009, 95.3% in 2008 and 94.8% in 2007.  The total number of prescriptions filled was approximately 651 million in 2009, 617 million in 2008 and 583 million in 2007.  Adjusted to 30-day equivalents, prescriptions filled were 723 million in 2009, 677 million in 2008 and 636 million in 2007.

Front-end sales increased 6.3% in 2009, 10.0% in 2008 and 12.2% in 2007.  Front-end sales were 34.7% of total sales in fiscal 2009, 35.1% in 2008 and 35.0% in 2007.  The increase is due in part to new store openings and improved sales dollars related to non-prescription drugs, household items, convenience foods, and personal care products.  Comparable drugstore front-end sales decreased 0.5% in 2009 compared to increases of 4.2% and 5.8% in fiscal years 2008 and 2007, respectively.  The decrease in fiscal 2009 comparable front-end sales was primarily due to seasonal items and photofinishing.

Gross margin as a percent of sales decreased to 27.8% in 2009 from 28.2% in 2008.  Overall margins were negatively impacted by non-retail businesses, including specialty pharmacy, which have lower margins and are becoming a greater part of the total business, lower front-end margins due to product mix, a higher provision for LIFO and restructuring and restructuring related costs.  This was partially offset by an improvement in retail pharmacy margins, which were positively influenced by generic drug sales, but to a lesser extent negatively influenced by the growth in third party pharmacy sales.  Gross margin as a percent of sales was 28.2% in 2008 as compared to 28.4% in 2007.  Overall margins were negatively impacted by non-retail businesses, but partially offset by improvements in retail pharmacy margins.  Front-end margins remained essentially flat from 2007 as a positive shift in sales mix was offset by increased promotions.

We use the last-in, first-out (LIFO) method of inventory valuation.  The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix.  The effective LIFO inflation rates were 2.00% in 2009, 1.28% in 2008 and 1.04% in 2007, which resulted in charges to cost of sales of $172 million in 2009, $99 million in 2008 and $69 million in 2007.  Inflation on prescription inventory was 2.40% in 2009, 2.65% in 2008 and .71% in 2007.  In all three fiscal years, we experienced deflation in some non-prescription inventories.

Gross profit increased 5.8% in 2009 compared to increases of 9.2% in 2008 and 15.8% in 2007.  The decrease in the rate of growth in the current year is due to lower sales growth and lower front-end gross margins.  The decrease in 2008 from 2007 was due to lower sales growth and lower gross profit contribution from generic versions of the name brand drugs Zocor and Zoloft.

Selling, general and administrative expenses were 22.7% of sales in fiscal 2009, 22.4% in fiscal 2008 and 22.5% in fiscal 2007.  As a percentage of sales, the increase in the current year was due to higher restructuring and restructuring related expenses and occupancy.  Additionally, in fiscal 2008 we recorded a positive adjustment of $79 million, which corrected for historically over-accruing the company’s vacation liability.  These items were partially offset by restructuring savings, primarily in store payroll.  The decrease in fiscal 2008 as compared to fiscal 2007 was due to the positive vacation adjustment and lower provisions for legal matters, partially offset by higher store level expenses as a percentage of sales.

Selling, general and administrative expenses increased 8.8% in fiscal 2009, 9.2% in fiscal 2008 and 15.5% in fiscal 2007.  The decrease in the rate of growth is attributed to restructuring savings, primarily in store payroll.  Store level salaries increased at a lower rate of growth than sales, contrary to the prior years where the rate of growth was higher than sales.  Partially offsetting the current year decrease was restructuring and restructuring related expenses, which increased the rate of growth by 1.2 percentage points.  Additionally, fiscal 2008 results included a positive adjustment which corrected for historically over-accruing the company’s vacation liability.  Lower provisions for legal matters and insurance also contributed to the improvement for fiscal 2008 over fiscal 2007.

Interest was a net expense of $83 million and $11 million for fiscal 2009 and 2008, respectively, as compared to net interest income of $38 million for fiscal 2007.  The change in net interest over the prior year is attributed to the issuance of long-term debt.  Interest expense for the current year is net of $16 million that was capitalized to construction projects.  Last year, we capitalized $19 million of interest to construction projects.  The increase in net interest expense from fiscal 2007 to fiscal 2008 was due to higher short-term borrowings, the issuance of long-term debt and lower short-term investments for sale.

The effective income tax rate was 36.6% for fiscal 2009, 37.1% for 2008 and 36.0% for 2007.  Fiscal 2009 reflects an increase in federal permanent deductions as compared to the prior year.  Fiscal 2007 reflects the favorable resolution of a multiyear state tax matter and a lower effective state tax rate.

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

Goodwill and other intangible asset impairment – Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.  As part of our impairment analysis for each reporting unit, we engaged a third-party appraisal firm to assist in the determination of estimated fair value for each unit.  This determination included estimating the fair value using both the income and market approaches.  The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates.  The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires us to make significant estimates and assumptions.  Theses estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which we compete; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures.  The allocation requires several analyses to determine fair value of assets and liabilities including, among other, purchased prescription files, customer relationships and trade names.  Although we believe our estimates of fair value are reasonable, actual financial results could fifer from those estimates due to the inherent uncertainty involved in making such estimates.  Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both.  We also compared the sum of the estimated fair values of the reporting units to the company’s total value as implied by the market value of the company’s equi9ty and debt securities. This comparison indicated that, in total, our assumptions and estimates were reasonable.  However, future declines in the overall market value of the company’s equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.

We have not made any material changes to the method of evaluating goodwill and intangible asset impairments during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine impairment.

Allowance for doubtful accounts – The provision for bad debt is based on both specific receivables and historic write-off percentages.  We have not made any material changes to the method of estimating our allowance for doubtful accounts during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the allowance.

Vendor allowances – Vendor allowances are principally received as a result of purchase levels, sales or promotion of vendors' products.  Allowances are generally recorded as a reduction of inventory and are recognized as a reduction of cost of sales when the related merchandise is sold.  Those allowances received for promoting vendors' products are offset against advertising expense and result in a reduction of selling, general and administrative expenses to the extent of advertising incurred, with the excess treated as a reduction of inventory costs. We have not made any material changes to the method of estimating our vendor allowances during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine vendor allowances.

Liability for closed locations – The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.  We have not made any material changes to the method of estimating our liability for closed locations during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the liability.

Liability for insurance claims – The liability for insurance claims is recorded based on estimates for claims incurred and is not discounted.  The provisions are estimated in part by considering historical claims experience, demographic factors and other actuarial assumptions.  We have not made any material changes to the method of estimating our liability for insurance claims during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the liability.

Cost of sales – Drugstore cost of sales is derived based on point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventories. Inventories are valued at the lower of cost or market determined by the last-in, first-out (LIFO) method.  We have not made any material changes to the method of estimating cost of sales during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine cost of sales.

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

In determining our provision for income taxes, we use an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates. The effective income tax rate also reflects our assessment of the ultimate outcome of tax audits. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

We adopted the provisions of Financial Accounting Standards Board (FASB) Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, effective September 1, 2007.  The adoption of FIN 48 resulted in the reclassification of certain tax liabilities from current to long-term and a decrease in our liability for unrecognized tax benefits, which was accounted for as an increase to the August 31, 2007, retained earnings balance.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimate or assumptions used to determine income taxes.

Liquidity and Capital Resources

Cash and cash equivalents were $2,087 million at August 31, 2009, compared to $443 million at August 31, 2008.  Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields.  To attain these objectives, investment limits are placed on the amount, type and issuer of securities.  Investments are principally in U.S. Treasury market funds and Treasury Bills.

Net cash provided by operating activities improved $1,072 million to $4,111 million compared to $3,039 million a year ago.  The increase is primarily attributable to working capital improvements.  For the year, we generated $728 million in cash flow from working capital improvements, primarily through better inventory management.  Working capital improvements were partially offset by lower net earnings.  Last year, working capital was a use of $87 million in cash.  Cash provided by operations is the principal source of funds for expansion, acquisitions, remodeling programs, dividends to shareholders and stock repurchases.  In fiscal 2009 and 2008, we supplemented cash provided by operations with long-term debt.

Net cash used for investing activities was $2,776 million versus $2,818 million last year.  Using the proceeds from our issuance of long-term debt, we invested $2,600 million in short-term Treasury Bills, of which $500 million remained outstanding at August 31, 2009.  Additions to property and equipment were $1,927 million compared to $2,225 million last year.  During the year, we added a total of 691 locations (562 net) compared to 1,031 last year (937 net).  There were 183 owned locations added during the year and 42 under construction at August 31, 2009, versus 235 owned locations added and 69 under construction as of August 31, 2008.

				Specialty
	Drugstores	Worksites	Home Care	Pharmacy	Mail Service	Total
August 31, 2007	5,882	3	101	8	3	5,997
New/Relocated	596	4	6	3	(1)	608
Acquired	32	362	27	2	-	423
Closed/Replaced	(67)	(5)	(19)	(3)	-	(94)
August 31, 2008	6,443	364	115	10	2	6,934
New/Relocated	556	36	5	5	-	602
Acquired	70	3	11	5	-	89
Closed/Replaced	(72)	(26)	(26)	(5)	-	(129)
August 31, 2009	6,997	377	105	15	2	7,496

Business acquisitions this year were $405 million versus $620 million in fiscal 2008.  Business acquisitions in 2009 included select locations of Drug Fair to our retail drugstore operations; McKesson Specialty and IVPCARE to our specialty pharmacy operations; and selected other assets (primarily prescription files).  Business acquisitions in 2008 included the purchase of I-trax, Inc. and Whole Health Management, operators of worksite health centers, including primary and acute care, wellness, pharmacy and disease management services and health and fitness programming; 20 drugstores from Farmacias El Amal; CuraScript Infusion Pharmacy, Inc., a home infusion services provider; and selected other assets (primarily prescription files).

Capital expenditures for fiscal 2010 are expected to be approximately $1.6 billion, excluding business acquisitions and prescription file purchases.  We expect new drugstore organic growth of between 4.5% and 5.0% in fiscal 2010 and between 2.5%and 3.0% annually beginning in 2011.  During the current fiscal year we added a total of 691 locations, of which 626 were new, relocated or acquired drugstores.  We are continuing to relocate stores to more convenient and profitable freestanding locations.  In addition to new stores, expenditures are planned for distribution centers and technology.

Net cash provided by financing activities was $309 million compared to a net cash use of $33 million last year.  On January 13, 2009, we issued $1,000 million of 5.25% notes due 2019.  The notes were issued at a discount.  The net proceeds after deducting the discount, underwriting fees and issuance costs were $987 million.  These proceeds were used to pay down borrowings under our commercial paper program and purchase short-term Treasury Bills.  Short-term borrowings paid during the current fiscal year were $70 million as compared to $802 million in the previous year.  Shares totaling $279 million were purchased to support the needs of the employee stock plans during the current period as compared to $294 million a year ago.  On January 10, 2007, a stock repurchase program (“2007 repurchase program”) of up to $1,000 million was announced, to be executed over four years.  No repurchases were made during the current or prior year under this plan.

On October 14, 2009, our Board of Directors approved a long-term capital policy.  Our long-term capital policy is to maintain a strong balance sheet that allows for financial flexibility; reinvesting in our core strategies; invest in strategic opportunities that reinforce our core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term.  In connection with our capital policy, our Board of Directors authorized a new stock repurchase program (“2009 repurchase program”) and set a long-term dividend payout ratio target between 30 and 35 percent.  The 2009 repurchase program, which replaced the 2007 repurchase program, allows for the repurchase of up to $2,000 million of the company’s common stock prior to its expiration on December 31, 2013.  In addition, we will continue to repurchase shares to support the needs of the employee stock and option plans.  We had proceeds related to employee stock plans of $138 million during the current fiscal year as compared to $210 million a year ago.  Cash dividends paid were $446 million during the current fiscal year versus $376 million a year ago.

We had no commercial paper outstanding at August 31, 2009.  In connection with our commercial paper program, we maintain two unsecured backup syndicated lines of credit that total $1,200 million.  The first $600 million facility expires on August 9, 2010, and allows for the issuance of up to $400 million in letters of credit, which reduce the amount available for borrowing.  The second $600 million facility expires on August 12, 2012.  Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facility, including financial covenants.  The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments.  As of August 31, 2009, we were in compliance with all such covenants.  The company pays a facility fee to the financing bank to keep these lines of credit active.  While we are still able to access these lines of credit, as of August 31, 2009, there were no borrowings outstanding against these credit facilities.  We do not expect any borrowings under this facility, together with our outstanding commercial paper, to exceed $1,200 million.

Our current credit ratings are as follows:

Rating Agency	Long-Term Debt Rating	Commercial Paper Rating	Outlook
Moody's	A2	P-1	Stable
Standard & Poor's	A+	A-1	Negative

In assessing our credit strength, both Moody's and Standard & Poor's consider our business model, capital structure, financial policies and financial statements.  Our credit ratings impact our borrowing costs, access to capital markets and operating lease costs.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments at August 31, 2009 (in millions):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases (1)	$34,582	$1,995	$4,121	$3,996	$24,470
Purchase obligations (2):
Open inventory purchase orders	1,477	1,477	-	-	-
Real estate development	383	381	2	-	-
Other corporate obligations	508	287	140	47	34
Long-term debt*	2,358	10	4	1,304	1,040
Interest payment on long-term debt	752	113	232	168	239
Insurance*	494	164	154	72	104
Retiree health*	328	11	24	29	264
Closed location obligations*	99	21	28	16	34
Capital lease obligations*	40	3	4	3	30
Other long-term liabilities reflected on the balance sheet* (3)	685	52	123	129	381
Total	$41,706	$4,514	$4,832	$5,764	$26,596
*Recorded on balance sheet.

(1)
Amounts for operating leases and capital leases do not include certain operating expenses under these leases such as common area maintenance, insurance and real estate taxes.  These expenses for the company's most recent fiscal year were $335 million.

(2)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.
(3)
Includes $58 million ($19 million due in 1-3 years, $30 million due in 3-5 years and $9 million due over 5 years) of unrecognized tax benefits recorded under FIN 48, which we adopted on September 1, 2007.

Off-Balance Sheet Arrangements

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows (in millions):

Insurance	$265
Inventory obligations	69
Real estate development	13
Other	8
Total	$355

We have no off-balance sheet arrangements other than those disclosed on the Contractual Obligations and Commitments table and a credit agreement guaranty on behalf of SureScripts-RxHub, LLC.  This agreement is described more fully in Note 11 in the Notes to Consolidated Financial Statements.

Both on-balance sheet and off-balance sheet financing are considered when targeting debt to equity ratios to balance the interests of equity and debt (including real estate) investors.  This balance allows us to lower our cost of capital while maintaining a prudent level of financial risk.

Recent Accounting Pronouncements

In December 2007, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 141(R), Business Combinations.  This statement establishes principles and requirements for how the acquirer recognizes and measures identifiable assets acquired, liabilities assumed and any noncontrolling interest in a business combination.  In addition, the statement provides a revised definition of a business, shifts from the purchase method to the acquisition method, expenses acquisition-related transaction costs, recognizes contingent consideration and contingent assets and liabilities at fair value and capitalizes acquired in-process research and development. This statement, which will be effective for the first quarter of fiscal 2010, will be applied prospectively to business combinations.

We adopted the provisions of SFAS No. 157, Fair Value Measurements, for financial assets and liabilities beginning in the first quarter of fiscal 2009.  FASB Staff Position (FSP) No. 157-2 deferred the effective date of nonfinancial assets and liabilities until fiscal year 2010.  We do not expect to have a material impact in the first quarter of fiscal 2010, when we apply the statement to our nonfinancial assets and liabilities.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interest in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51.  The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.  The statement significantly changes the accounting for transactions with minority interest holders.  This statement, which will be effective for the first quarter of fiscal 2010, is not expected to have a material impact on our consolidated financial position or results of operations.

In April 2009, the FASB issued FSP FAS 107-1 and Accounting Principles Board Opinion (APB) 28-1, Interim Disclosures about Fair Value of Financial Instruments. This FSP amends SFAS No. 107, Disclosures about Fair Values of Financial Instruments, to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. This FSP also amends APB Opinion No. 28, Interim Financial Reporting, to require those disclosures in all interim financial statements. We will adopt FSP FAS 107-1 and APB 28-1 and provide the additional required disclosures in the first quarter of fiscal 2010.

In June of 2009, the FASB approved its Accounting Standards Codification, or Codification, as the single source of authoritative United States accounting and reporting standards applicable for all non-governmental entities, with the exception of the SEC and its staff. The Codification, which changes the referencing of financial standards, is effective for interim or annual financial periods ending after September 15, 2009. Therefore, in the first quarter of fiscal 2010, all references made to US GAAP will use the new Codification numbering system prescribed by the FASB. As the Codification is not intended to change or alter existing US GAAP, it is not expected to have any impact on our consolidated financial position or results of operations.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R), which amends the consolidation guidance applicable to variable interest entities. The amendments will significantly affect the overall consolidation analysis under FASB Interpretation No. 46(R). This statement, which will be effective for the first quarter of fiscal 2011, is not expected to have a material impact on our consolidated financial position or results of operations.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections of future results made in this report constitute forward-looking information that is based on current market, competitive and regulatory expectations that involve risks and uncertainties.  Please see Walgreen Co.'s Form 10-K for the period ended August 31, 2009, for a discussion of important factors as they relate to forward-looking statements.  Actual results could differ materially.

Consolidated Statements of Earnings
Walgreen Co. and Subsidiaries
For the years ended August 31, 2009, 2008 and 2007
(In millions, except shares and per share amounts)

	2009	2008	2007
Net sales	$63,335	$59,034	$53,762
Cost of sales	45,722	42,391	38,518
Gross Profit	17,613	16,643	15,244
Selling, general and administrative expenses	14,366	13,202	12,093
Operating Income	3,247	3,441	3,151
Interest (expense) income, net	(83)	(11)	38
Earnings Before Income Tax Provision	3,164	3,430	3,189
Income tax provision	1,158	1,273	1,148
Net Earnings	$2,006	$2,157	$2,041

Net earnings per common share - basic	$2.03	$2.18	$2.04
Net earnings per common share - diluted	2.02	2.17	2.03

Average shares outstanding	989,975,768	990,609,865	998,633,559
Dilutive effect of stock options	1,355,126	4,933,681	7,706,509
Average shares outstanding assuming dilution	991,330,894	995,543,546	1,006,340,068

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Shareholders' Equity
Walgreen Co. and Subsidiaries
For the years ended August 31, 2009, 2008 and 2007
(In millions, except shares and per share amounts)

Shareholders' Equity	Common Stock Shares	Common Stock Amount	Paid-In Capital	Employee Stock Loan Receivable	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Treasury Stock Amount
Balance, August 31, 2006	1,007,862,119	$80	$559	$(70)	$10,312	$-	$(764)
Net earnings	-	-	-	-	2,041	-	-
Cash dividends declared ($.3275 per share)	-	-	-	-	(326)	-	-
Treasury stock purchases	(23,842,749)	-	-	-	-	-	(1,064)
Employee stock purchase and option plans	7,121,987	-	(98)	-	-	-	322
Stock-based compensation	-	-	98	-	-	-	-
Employee stock loan receivable	-	-	-	18	-	-	-
Adjustment to initially apply SFAS No. 158, net of tax	-	-	-	-	-	(4)	-
Balance, August 31, 2007	991,141,357	80	559	(52)	12,027	(4)	(1,506)
Net earnings	-	-	-	-	2,157	-	-
Cash dividends declared ($.3975 per share)	-	-	-	-	(394)	-	-
Treasury stock purchases	(8,000,000)	-	-	-	-	-	(294)
Employee stock purchase and option plans	6,034,861	-	(55)	-	-	-	249
Stock-based compensation	-	-	71	-	-	-	-
Employee stock loan receivable	-	-	-	16	-	-	-
FIN 48 adoption impact	-	-	-	-	2	-	-
Additional minimum postretirement liability, net of tax	-	-	-	-	-	13	-
Balance, August 31, 2008	989,176,218	80	575	(36)	13,792	9	(1,551)
Net earnings	-	-	-	-	2,006	-	-
Cash dividends declared ($.4750 per share)	-	-	-	-	(471)	-	-
Treasury stock purchases	(10,270,000)	-	-	-	-	-	(279)
Employee stock purchase and option plans	9,655,172	-	(48)	-	-	-	297
Stock-based compensation	-	-	78	-	-	-	-
Employee stock loan receivable	-	-	-	(104)	-	-	-
Additional minimum postretirement liability, net of tax	-	-	-	-	-	28	-
Balance, August 31, 2009	988,561,390	$80	$605	$(140)	$15,327	$37	$(1,533)

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets
Walgreen Co. and Subsidiaries
At August 31, 2009 and 2008
(In millions, except shares and per share amounts)

Assets	2009	2008
Current Assets
Cash and cash equivalents	$2,087	$443
Short-term investments	500	-
Accounts receivable, net	2,496	2,527
Inventories	6,789	7,249
Other current assets	177	214
Total Current Assets	12,049	10,433
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	10,802	9,775
Goodwill	1,461	1,438
Other non-current assets	830	764
Total Non-Current Assets	13,093	11,977
Total Assets	$25,142	$22,410

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	$15	$83
Trade accounts payable	4,308	4,289
Accrued expenses and other liabilities	2,406	2,272
Income taxes	40	-
Total Current Liabilities	6,769	6,644
Non-Current Liabilities
Long-term debt	2,336	1,337
Deferred income taxes	265	150
Other non-current liabilities	1,396	1,410
Total Non-Current Liabilities	3,997	2,897
Commitments and Contingencies (see Note 11)
Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,025,400,000 shares in 2009 and 2008	80	80
Paid-in capital	605	575
Employee stock loan receivable	(140)	(36)
Retained earnings	15,327	13,792
Accumulated other comprehensive income	37	9
Treasury stock at cost, 36,838,610 shares in 2009 and 36,223,782 shares in 2008	(1,533)	(1,551)
Total Shareholders' Equity	14,376	12,869
Total Liabilities and Shareholders' Equity	$25,142	$22,410

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows
Walgreen Co. and Subsidiaries
For the years ended August 31, 2009, 2008 and 2007
(In millions)

	2009	2008	2007
Cash Flows from Operating Activities
Net earnings	$2,006	$2,157	$2,041
Adjustments to reconcile net earnings to net cash provided by operating activities –
Depreciation and amortization	975	840	676
Deferred income taxes	260	(61)	23
Stock compensation expense	84	68	74
Income tax savings from employee stock plans	1	3	6
Other	12	11	3
Changes in operating assets and liabilities -
Accounts receivable, net	6	(365)	(40)
Inventories	533	(412)	(676)
Other assets	7	(24)	(28)
Trade accounts payable	11	550	(128)
Accrued expenses and other liabilities	66	84	277
Income taxes	105	80	25
Other non-current liabilities	45	108	104
Net cash provided by operating activities	4,111	3,039	2,357
Cash Flows from Investing Activities
Purchases of short-term investments – held to maturity	(2,600)	-	-
Purchases of short-term investments – available for sale	-	-	(6,397)
Proceeds from sale of short-term investments – held to maturity	2,100	-	-
Proceeds from sale of short-term investments – available for sale		-	6,826
Additions to property and equipment	(1,927)	(2,225)	(1,786)
Proceeds from sale of assets	51	17	41
Business and intangible asset acquisitions, net of cash received	(405)	(620)	(1,086)
Net proceeds from corporate-owned life insurance policies	5	10	6
Net cash used for investing activities	(2,776)	(2,818)	(2,396)
Cash Flows from Financing Activities
Net (payment) proceeds from short-term borrowings	(70)	(802)	850
Net proceeds from issuance of long-term debt	987	1,286	-
Payments of long-term debt	-	(28)	(141)
Stock purchases	(279)	(294)	(1,064)
Proceeds related to employee stock plans	138	210	266
Cash dividends paid	(446)	(376)	(310)
Bank overdrafts	-	-	(214)
Other	(21)	(29)	(13)
Net cash provided by (used for) financing activities	309	(33)	(626)
Changes in Cash and Cash Equivalents
Net increase (decrease) in cash and cash equivalents	1,644	188	(665)
Cash and cash equivalents, September 1	443	255	920
Cash and cash equivalents, August 31	$2,087	$443	$255

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Notes to Consolidated Financial Statements

(1)      Summary of Major Accounting Policies

Description of Business
The company is principally in the retail drugstore business and its operations are within one reportable segment.  At August 31, 2009, there were 7,496 drugstore and other locations in 50 states, the District of Columbia, Guam and Puerto Rico.  Prescription sales were 65.3% of total sales for fiscal 2009 compared to 64.9% in 2008 and 65.0% in 2007.

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

In May 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 165, Subsequent Events, which established general accounting standards and disclosure for subsequent events. The company adopted SFAS No. 165 during the fourth quarter of fiscal 2009. In accordance with SFAS No. 165, the company has evaluated subsequent events through the date the financial statements were issued on October 26, 2009.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.  Included in cash and cash equivalents are credit card and debit card receivables from banks, which generally settle within two business days, of $70 million at August 31, 2009, and $166 million at August 31, 2008.  The company's cash management policy provides for controlled disbursement.  As a result, the company had outstanding checks in excess of funds on deposit at certain banks.  These amounts, which were $336 million as of August 31, 2009, and $374 million as of August 31, 2008, are included in trade accounts payable in the accompanying consolidated balance sheets.

Financial Instruments
The company had $69 million and $110 million of outstanding letters of credit at August 31, 2009, and 2008, respectively, which guarantee foreign trade purchases.  Additional outstanding letters of credit of $265 million and $271 million at August 31, 2009, and 2008, respectively, guarantee payments of insurance claims.  The insurance claim letters of credit are annually renewable and will remain in place until the insurance claims are paid in full.  Letters of credit of $13 million and $14 million were outstanding at August 31, 2009, and August 31, 2008, respectively, to guarantee performance of construction contracts.  The company pays a facility fee to the financing bank to keep these letters of credit active.  The company had real estate development purchase commitments of $383 million and $952 million at August 31, 2009, and 2008, respectively.

In July 2009, we entered into five interest rate swaps converting our $1,300 million 4.875% fixed rate bonds to a floating interest rate based on the one-month LIBOR plus a constant spread.  We account for these swaps according to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities.  The swaps in conjunction with the related bond are measured at fair value in accordance with SFAS No. 157, Fair Value Measurements.  There were no investments in derivative financial instruments during fiscal 2008 except for the embedded derivative contained within the conversion features of the $28 million of convertible debt acquired in the Option Care, Inc. and affiliated companies acquisition.  The value of such derivative was not material and the debt was retired on September 6, 2007.

Inventories
Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis.  At August 31, 2009 and 2008, inventories would have been greater by $1,239 million and $1,067 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis.  Inventory includes product cost, inbound freight, warehousing costs and vendor allowances that are not included as a reduction of advertising expense.

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

Selling, General and Administrative Expenses
Selling, general and administrative expenses mainly consist of store salaries, occupancy costs, and direct store related expenses.  Other administrative costs include headquarters’ expenses, advertising costs (net of advertising revenue) and insurance.

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

Property and Equipment
Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets.  Leasehold improvements and leased properties under capital leases are amortized over the estimated physical life of the property or over the term of the lease, whichever is shorter.  Estimated useful lives range from 10 to 39 years for land improvements, buildings and building improvements; and 3 to 12 1/2 years for equipment.  Major repairs, which extend the useful life of an asset, are capitalized in the property and equipment accounts.  Routine maintenance and repairs are charged against earnings.  The majority of the business uses the composite method of depreciation for equipment.  Therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.  Property and equipment consists of (in millions):

	2009	2008
Land and land improvements
Owned locations	$2,976	$2,567
Distribution centers	106	103
Other locations	241	222
Buildings and building improvements
Owned locations	3,189	2,790
Leased locations (leasehold improvements only)	887	724
Distribution centers	619	583
Other locations	331	309
Equipment
Locations	4,177	4,056
Distribution centers	1,068	978
Other locations	355	282
Capitalized system development costs	295	258
Capital lease properties	46	46
	14,290	12,918
Less: accumulated depreciation and amortization	3,488	3,143
	$10,802	$9,775

Depreciation expense for property and equipment was $787 million in fiscal 2009, $697 million in fiscal 2008 and $585 million in fiscal 2007.

The company capitalizes application stage development costs for significant internally developed software projects, including "Capacity Management Logistics Enhancements," upgrades to merchandise ordering systems, “Store POS,” a store point of sale system, “POWER,” a workload balancing system, and "Ad Planning," an advertising system.  These costs are amortized over a five-year period.  Amortization was $40 million in 2009, $36 million in 2008 and $29 million in 2007.  Unamortized costs as of August 31, 2009 and 2008, were $202 million and $173 million, respectively.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed.  The company accounts for goodwill and intangibles under SFAS No. 142, Goodwill and Other Intangible Assets, which does not permit amortization, but requires the company to test goodwill and other indefinite-lived assets for impairment annually or whenever events or circumstances indicate impairment may exist.

Revenue Recognition
The company recognizes revenue at the time the customer takes possession of the merchandise.  Customer returns are immaterial.  Sales taxes are not included in revenue.

The services the company provides to our pharmacy benefit management (PBM) clients include: plan set-up, claims adjudication with network pharmacies, formulary management, and reimbursement services.  Through its PBM the company acts as an agent in administering pharmacy reimbursement contracts and does not assume credit risk.  Therefore, revenue is recognized as only the differential between the amount receivable from the client and the amount owed to the network pharmacy.  We act as an agent to our clients with respect to administrative fees for claims adjudication.  Those service fees are recognized as revenue.

Gift Cards
The company sells Walgreens gift cards to our customers in our retail stores and through our website.  We do not charge administrative fees on unused gift cards and our gift cards do not have an expiration date.  We recognize income from gift cards when (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote ("gift card breakage") and we determine that we do not have a legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions.  We determine our gift card breakage rate based upon historical redemption patterns.  Gift card breakage income, which is included in selling, general and administrative expenses, was not significant in fiscal 2009, 2008 or 2007.

Impaired Assets and Liabilities for Store Closings
The company tests long-lived assets for impairment whenever events or circumstances indicate that a certain asset may be impaired.  Store locations that have been open at least five years are reviewed for impairment indicators at least annually.  Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows.  Impairment charges included in selling, general and administrative expenses were $10 million in 2009, $12 million in 2008 and $10 million in 2007.  The reserve for impaired assets was $47 million, $49 million and $44 million in fiscal 2009, 2008 and 2007, respectively.

The company also provides for future costs related to closed locations.  The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.  The reserve for store closings was $99 million, $69 million and $67 million in fiscal 2009, 2008 and 2007, respectively.

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

Advertising Costs
Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred.  Net advertising expenses, which are included in selling, general and administrative expenses, were $334 million in 2009, $341 million in 2008 and $356 million in 2007.  Included in net advertising expenses were vendor advertising allowances of $174 million in 2009, $180 million in 2008 and $170 million in 2007.

Stock-Based Compensation Plans
In accordance with SFAS No. 123(R), Share-Based Payment, the company recognizes compensation expense on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.

Total stock-based compensation expense for fiscal 2009, 2008 and 2007 was $84 million, $68 million and $74 million, respectively.  The recognized tax benefit was $29 million, $23 million and $26 million for fiscal 2009, 2008 and 2007, respectively.

As of August 31, 2009, there was $104 million of total unrecognized compensation cost related to non-vested awards.  This cost is expected to be recognized over a weighted average of two years.

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

In determining our provision for income taxes, we use an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates. The effective income tax rate also reflects our assessment of the ultimate outcome of tax audits. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

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

We adopted the provisions of FASB Interpretation No. (FIN) 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109, effective September 1, 2007.  FIN 48 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file or not to file in a particular jurisdiction.

Earnings Per Share
The dilutive effect of outstanding stock options on earnings per share is calculated using the treasury stock method.  Stock options are anti-dilutive and excluded from the earnings per share calculation if the exercise price exceeds the market price of the common shares.  Outstanding options to purchase common shares of 44,877,558 in 2009, 12,962,745 in 2008 and 6,943,454 in 2007 were excluded from the earnings per share calculations.

Interest Expense
The company capitalized $16 million, $19 million and $6 million of interest expense as part of significant construction projects during fiscal 2009, 2008 and 2007, respectively.  Interest paid, which is net of capitalized interest, was $89 million in fiscal 2009, $11 million in 2008 and $1 million in 2007.

Accumulated Other Comprehensive Income
In August 2007, the company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106 and 132(R).  In accordance with SFAS No. 158, the amount included in accumulated other comprehensive income related to the company's postretirement plan was $37 million pre-tax ($37 million after-tax) as of August 31, 2009.  The minimum postretirement liability totaled $328 million as of August 31, 2009.

(2)           Restructuring

On October 30, 2008, we announced a series of strategic initiatives, approved by the Board of Directors, to enhance shareholder value.  One of these initiatives was a program designed to reduce cost and improve productivity through strategic sourcing of indirect spend, reducing corporate overhead and work throughout our stores, rationalization of inventory categories, realignment of pharmacy operations and transforming the community pharmacy.

As of August 31, 2009, we have recorded the following pre-tax charges associated with our restructuring initiatives within the Consolidated Statement of Earnings:

Twelve Months Ended August 31, 2009
Severance and other benefits	$74
Project cancellation settlements	7
Inventory charges	63
Restructuring expense	144
Consulting	76
Restructuring and restructuring related costs	$220

Cost of sales	$63
Selling, general and administrative expenses	157
$220

The $74 million of severance and other benefits includes the charges associated with 432 employees who participated in the voluntary separation program and 265 employees who were involuntarily separated from the company.  Prior to their last day of service, 143 people who were previously notified that their positions had been eliminated subsequently found open positions within the company.  All severance and benefits associated with these people have been reversed.

Inventory charges consist of on-hand inventory that has been reduced from cost to current selling prices and the loss we incurred on the sale of inventory below cost.

Additionally, in conjunction with our Customer Centric Retailing (CCR) initiative, we are enhancing the store format to ensure we have the proper assortments, better category layouts and adjacencies, better shelf height and sight lines and better assortment and brand layout, all of which are designed to positively enhance the shopper experience and increase customer frequency and purchase size.  This format will be rolled out to approximately 5,000 to 5,500 stores.   Fiscal 2009 included 202 stores; we plan to enhance approximately 2,600 stores in fiscal 2010 and the remaining stores in fiscal 2011.  Although we will continue to refine our estimates as the rollout progresses, based on our current experience with the first 202 stores, we expect the cost to be $30 thousand to $50 thousand per store.  As of August 31, 2009, we incurred selling, general and administrative expenses of $5 million related to this program.

As of August 31, 2009, we have recorded the following balances within the accrued expenses and other liabilities section of our Consolidated Balance Sheets:

	August 31, 2008 Reserve Balance	Charges	Cash Payments	August 31, 2009 Reserve Balance
Severance and other benefits	$-	$82	$78	$4

(3)      Leases

The company owns 20.7% of its operating locations; the remaining locations are leased premises.  Initial terms are typically 20 to 25 years, followed by additional terms containing cancellation options at five-year intervals, and may include rent escalation clauses.  The commencement date of all lease terms is the earlier of the date the company becomes legally obligated to make rent payments or the date the company has the right to control the property.  Additionally, the company recognizes rent expense on a straight-line basis over the term of the lease.  In addition to minimum fixed rentals, most leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2009, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (in millions):

	Capital Lease	Operating Lease
2010	$5	$2,024
2011	4	2,101
2012	3	2,085
2013	4	2,044
2014	4	2,002
Later	45	24,696
Total minimum lease payments	$65	$34,952

The capital lease amount includes $25 million of executory costs and imputed interest.  Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $33 million on leases due in the future under non-cancelable subleases.

The company remains secondarily liable on 20 assigned leases.  The maximum potential of undiscounted future payments is $11 million as of August 31, 2009.  Lease option dates vary, with some extending to 2014.

Rental expense was as follows (in millions):

	2009	2008	2007
Minimum rentals	$1,973	$1,784	$1,614
Contingent rentals	11	13	16
Less: Sublease rental income	(9)	(10)	(11)
	$1,975	$1,787	$1,619

(4)      Acquisitions

Business acquisitions in 2009 included McKesson Specialty and IVPCARE, which were added to our specialty pharmacy operations; select locations of Drug Fair into our retail drugstore operations; and selected other assets (primarily prescription files).

The aggregate purchase price of all business and intangible asset acquisitions in fiscal 2009 was $405 million.  These acquisitions added $170 million to prescription files, $23 million to other amortizable intangibles, and $47 million to goodwill ($42 million is expected to be deductible for tax purposes).  The remaining fair value relates to tangible assets less liabilities assumed. The allocation of the purchase price for each of these acquisitions, except McKesson Specialty and IVPCARE and Drug Fair, has been finalized.

The preliminary allocation of the purchase price of McKesson Specialty and IVPCARE and Drug Fair was accounted for under the purchase method of accounting with the company as the acquirer in accordance with SFAS No. 141, Business Combinations.  Any adjustments to the preliminary purchase price allocation are not expected to be material.  Goodwill and other intangible assets recorded in connection with these acquisitions totaled $31 million and $39 million, respectively.

Operating results of the businesses acquired have been included in the consolidated statements of income for their respective acquisition dates forward.  Pro forma results of the company, assuming all of the acquisitions had occurred at the beginning of each period presented, would not be materially different from the results reported.

(5) Short-Term Investments

Short-term investments at August 31, 2009, include Treasury Bills totaling $500 million maturing in September, October and November 2009.  The interest rate on the Treasury Bills is less than 1%.  The investment is held to maturity and recorded at cost in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.  Our Treasury Bills are short-term maturities, less than six months, that are purchased at a discount.  We accrete interest on the Bills through maturity.  The fair value of these Treasury Bills at August 31, 2009, approximated cost.

(6)      Goodwill and Other Intangible Assets

Goodwill is evaluated annually during the fourth quarter of the company's fiscal year or when indications of potential impairment exist.  The impairment calculation compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  No goodwill impairments were recorded in fiscal 2009.  In fiscal 2008 we recorded an impairment of $9 million to our Institutional Pharmacy reporting unit.  The impairment was the result of lower financial projections of the reporting unit.

The carrying amount and accumulated amortization of goodwill and intangible assets consists of the following (in millions):

	2009	2008
Gross carrying amount
Purchased prescription files	$578	$444
Purchasing and payor contracts	266	263
Trade name	26	40
Other amortizable intangible assets	131	108
Goodwill	1,461	1,438
Total gross carrying amount	2,462	2,293

Accumulated amortization
Purchased prescription files	(206)	(145)
Purchasing and payor contracts	(46)	(25)
Trade name	(11)	(17)
Other amortizable intangibles	(41)	(25)
Total accumulated amortization	(304)	(212)
Total intangible assets, net	$2,158	$2,081

Changes to goodwill for fiscal 2009 relate to acquisitions and the finalization of purchase accounting.

Amortization expense for intangible assets was $148 million in 2009, $107 million in 2008 and $62 million in 2007.  The weighted-average amortization period for purchased prescription files was six years for fiscal 2009 and fiscal 2008.  The weighted-average amortization period for purchasing and payor contracts was 13 years for fiscal 2009 and fiscal 2008.  The weighted-average amortization period for trade names was three years for fiscal 2009 and fiscal 2008.   Trade names include $10 million of indefinite life assets.  The weighted-average amortization period for other intangible assets was 10 years for fiscal 2009 and 11 years in fiscal 2008.

Expected amortization expense for intangible assets recorded at August 31, 2009, is as follows (in millions):

2010	2011	2012	2013	2014
$145	$127	$107	$82	$50

(7)      Income Taxes

The provision for income taxes consists of the following (in millions):

	2009	2008	2007
Current provision -
Federal	$807	$1,201	$1,028
State	91	133	97
	898	1,334	1,125
Deferred provision -
Federal	243	(59)	18
State	17	(2)	5
	260	(61)	23
	$1,158	$1,273	$1,148

The difference between the statutory federal income tax rate and the effective tax rate is as follows:

	2009	2008	2007
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.2	2.4	2.5
Other	(0.6)	(0.3)	(1.5)
Effective income tax rate	36.6%	37.1%	36.0%

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (in millions):

	2009	2008
Deferred tax assets -
Insurance	$195	$184
Compensation and benefits	170	189
Postretirement benefits	170	196
Accrued rent	147	138
Stock compensation	110	80
Inventory	41	54
Other	115	146
	948	987
Deferred tax liabilities -
Accelerated depreciation	913	796
Inventory	319	177
Other	71	106
	1,303	1,079
Net deferred tax liabilities	$355	$92

Income taxes paid were $768 million, $1,235 million and $1,204 million during the fiscal years ended August 31, 2009, 2008 and 2007, respectively.

FIN 48 provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file or not to file in a particular jurisdiction.  All unrecognized benefits at August 31, 2009, and August 31, 2008, were classified as long-term liabilities on our consolidated balance sheet.

The following table provides a reconciliation of the total amounts of unrecognized tax benefits for fiscal 2009 (in millions):

	2009	2008
Balance at beginning of year	$64	$55
Gross increases related to tax positions in a prior period	38	7
Gross decreases related to tax positions in a prior period	(5)	(21)
Gross increases related to tax positions in the current period	38	28
Settlements with taxing authorities	(1)	(3)
Lapse of statute of limitations	(6)	(2)
Balance at end of year	$128	$64

At August 31, 2009, and August 31, 2008, $43 million and $27 million, respectively, of unrecognized tax benefits would favorably impact the effective tax rate if recognized.

We recognize interest and penalties in income tax provision in our consolidated statements of earnings.  At August 31, 2009, and August 31, 2008, we had accrued interest and penalties of $18 million and $12 million, respectively.

We file a consolidated U.S. federal income tax return, as well as income tax returns in various states.   We are no longer subject to U.S. federal income tax examinations for years before fiscal 2006. With few exceptions, we are no longer subject to state and local income tax examinations by tax authorities for years before fiscal 2004.  We anticipate that the Internal Revenue Service (IRS) will complete its audit of fiscal years 2006 and 2007 in fiscal 2010.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will increase or decrease during the next 12 months; however, we do not expect the change to have a material effect on our results of operations or our financial position.

(8)      Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt consists of the following at August 31 (in millions):

	2009	2008
Short-Term Borrowings -
Commercial paper	$-	$70
Current maturities of loans assumed through the purchase of land and buildings; various interest rates from 5.00% to 8.75%; various maturities from 2010 to 2035	10	8
Other	5	5
Total short-term borrowings	$15	$83

Long-Term Debt -
4.875% unsecured notes due 2013 net of unamortized discount and interest rate swap fair market value adjustment (see Note 9)	$1,294	$1,295
5.250% unsecured notes due 2019 net of unamortized discount	995	-
Loans assumed through the purchase of land and buildings; various interest rates from 5.00% to 8.75%; various maturities from 2010 to 2035	57	50
	2,346	1,345
Less current maturities	(10)	(8)
Total-long term debt	$2,336	$1,337

In fiscal 2009 and 2008, the company issued commercial paper to support working capital needs. The short-term borrowings under the commercial paper program had the following characteristics (in millions):

	2009	2008
Balance outstanding at fiscal year-end	$-	$70
Maximum outstanding at any month-end	1,068	1,170
Average daily short-term borrowings	272	680
Weighted-average interest rate	1.51%	2.10%

The carrying value of the commercial paper approximates the fair value in both fiscal years.

In connection with our commercial paper program, we maintain two unsecured backup syndicated lines of credit that total $1,200 million.  The first $600 million facility expires on August 9, 2010 and allows for the issuance of up to $400 million in letters of credit, which reduce the amount available for borrowing.  The second $600 million facility expires on August 12, 2012.  Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facilities, including financial covenants.  The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments.  The company pays a facility fee to the financing bank to keep these lines of credit active.  While we are still able to access these lines of credit, as of August 31, 2009, there were no borrowings outstanding against these credit facilities.

On July 17, 2008, we issued notes totaling $1,300 million bearing an interest rate of 4.875% paid semiannually in arrears on February 1 and August 1 of each year. The notes will mature on August 1, 2013. We may redeem the notes, at any time in whole or from time to time in part, at our option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 30 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption.  If a change of control triggering event occurs, unless we have exercised our option to redeem the notes, we will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of purchase.  The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness. The notes are not convertible or exchangeable.  Total issuance costs relating to this offering were $9 million, which included $8 million in underwriting fees.  The fair value of the notes as of August 31, 2009, was $1,395 million.  Fair value was determined based upon discounted future cash flows for these notes.

On January 13, 2009, we issued notes totaling $1,000 million bearing an interest rate of 5.25% paid semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2009. The notes will mature on January 15, 2019. We may redeem the notes, at any time in whole or from time to time in part, at our option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 45 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption.  If a change of control triggering event occurs, unless we have exercised our option to redeem the notes, we will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of purchase.  The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness of the company.  The notes are not convertible or exchangeable.  Total issuance costs relating to this offering were $8 million, which included $7 million in underwriting fees.  The fair value of the notes as of August 31, 2009, was $1,081 million.  Fair value was determined based upon discounted future cash flows for these notes.

(9)      Financial Instruments

We use a derivative instrument to manage our interest rate exposure associated with some of our fixed-rate borrowings.  We do not use derivative instruments for trading or speculative purposes.  All derivative instruments are recognized in the consolidated balance sheets at fair value.  We designate interest rate swaps as fair value hedges of fixed-rate borrowings.  For derivatives designated as fair value hedges, the change in the fair value of both the derivative instrument and the hedged item are recognized in earnings in the current period.  At the inception of a hedge transaction, we formally document the hedge relationship and the risk management objective for undertaking the hedge.  In addition, we assess both at inception of the hedge and on an ongoing basis, whether the derivative in the hedging transaction has been highly effective in offsetting changes in fair value of the hedged item and whether the derivative is expected to continue to be highly effective.  The impact of any ineffectiveness is recognized currently in earnings.

Counterparties to derivative financial instruments expose us to credit-related losses in the event of nonperformance, but we currently do not expect any counterparties to fail to meet their obligations given their high credit ratings.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in current earnings.

The notional amounts of derivative instruments outstanding as of August 31, 2009, were as follows (in millions):

Notional Amount
Derivatives designated as hedges:
Interest rate swaps	$1,300
Total derivatives	$1,300

The changes in fair value of the bond as a result of the derivative instrument is included in our long-term debt note (see Note 8) and amortized through maturity.  As of August 31, 2009, we had net unamortized fair value changes of $2 million.

The fair value and balance sheet presentation of derivative instruments as of August 31, 2009, were as follows (in millions):

	Location in Consolidated Balance Sheet	Fair Value
Liability derivatives designated as hedges:
Interest rate swaps	Accrued expenses and other liabilities	$2
Total liability derivatives		$2

Gains and losses on derivative instruments are recorded in interest expense on our consolidated statement of earnings.  The amount recorded for the year ended August 31, 2009, was immaterial.

(10)           Fair Value Measurements

SFAS No. 157, Fair Value Measurements, defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

Level 1 -	Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2 -	Observable inputs other than quoted prices in active markets.
Level 3 -	Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

The fair value of financial assets and liabilities measured at fair value on a recurring basis was as follows (in millions):

	August 31, 2009	Level 1	Level 2	Level 3
Liabilities:
Interest rate swaps	$2	-	$2	-

Interest rate swaps are valued using future LIBOR rates.

(11) Commitments and Contingencies

The company is involved in legal proceedings, and is subject to investigations, inspections, audits, inquiries and similar actions by governmental authorities, incidental to the normal course of the company’s business.

In October 2006, a $31 million judgment was entered against the company in Illinois state court.  In March 2009, the Illinois Appellate Court reversed the punitive portion of the judgment in the amount of $25 million and the company settled the balance of the claim.  Other parties of interest in the matter appealed the reversal of the punitive damages to the Supreme Court of Illinois.  The Supreme Court rejected the appeal on September 30, 2009.

On April 16, 2008, the Plumbers and Steamfitters Local No. 7 Pension Fund filed a putative class action suit against the company and its former and current Chief Executive Officers in the United States District Court for the Northern District of Illinois.  The suit was filed on behalf of purchasers of company common stock during the period between June 25, 2007, and November 29, 2007.  The complaint, which was amended on October 16, 2008, charged the company and its former and current Chief Executive Officers with violations of Section 10(b) of the Securities Exchange Act of 1934, claiming that the company misled investors by failing to disclose declining rates of growth in generic drug sales and a contract dispute with a pharmacy benefits manager that allegedly had a negative impact on earnings. The United States District Court dismissed the suit on September 24, 2009.

On August 31, 2009, a Walgreen Co. shareholder named Dan Himmel filed a lawsuit, purportedly on the company’s behalf, against several current and former officers and directors (each, an “Individual Defendant”).  The case is captioned Himmel v. Wasson, et. al. and was filed in the Circuit Court of Lake County, Illinois.  The allegations in the lawsuit are similar to the securities fraud lawsuit described above.  Himmel alleges that Walgreens management: (i) knew, or was reckless in not knowing, that selling, general and administrative expenses in the fourth quarter of 2007 were too high, in light of decreased profits from generic drug sales; (ii) knew, or was reckless in not knowing, that the company would not realize gross profits near what many Wall Street analysts were predicting; and (iii) the directors and officers had a duty both to prevent the drop in gross profits and to disclose the expected drop to the public and failed to do either.  In connection with this lawsuit, Walgreens is advancing each Individual Defendant the cost of his or her defense.  Each Individual Defendant has agreed that, if found liable of wrongdoing that harmed Walgreens, he or she will reimburse the Company for the funds advanced on his or her behalf.  Walgreens' investigation to date suggests that the allegations are without merit, and that the Individual Defendants acted in good faith, exercised prudent business judgment and acted in a manner that they reasonably believed to be in the Company's best interests during the period at issue.  Walgreens intends to vigorously contest the allegations.

Although the outcome in the Himmel suit and the Plumbers and Steamfitters suit, to the extent the plaintiff in each such suit elects to appeal the District Court’s dismissal, and other legal proceedings and investigations to which the company is subject cannot be forecast with certainty, management believes the final disposition of these matters will not have a material adverse effect on the company's consolidated financial position or results of operations.

The company guarantees a credit agreement on behalf of SureScripts-RxHub, LLC, which provides electronic prescription data services.  This credit agreement, for which SureScripts-RxHub, LLC is primarily liable, has an expiration date of June 30, 2011.  The liability was $10 million at August 31, 2009, and $8 million at August 31, 2008.  The maximum amount of future payments that could be required under the guaranty is $25 million, of which $13 million may be recoverable from another guarantor.  In addition, under certain circumstances the company may be required to provide an additional guarantee of up to $10 million, of which $8 million may be recoverable from other guarantors.  This guarantee arose as a result of a business decision between parties to ensure that the operations of SureScripts-RxHub, LLC would have additional support to access financing.  Should SureScripts-RxHub, LLC default or become unable to pay its debts, the company would be required to fulfill our portion of this guarantee.

(12)           Capital Stock

On January 10, 2007, the Board of Directors approved a new stock repurchase program ("2007 repurchase program"), pursuant to which up to $1,000 million of the company's common stock may be purchased prior to the expiration date of the program on January 10, 2011.  For fiscal years ended 2009 and 2008, the company did not purchase any shares related to the 2007 repurchase program.  On October 14, 2009, the Board of Directors authorized a new stock repurchase program (“2009 repurchase program”) which replaced the 2007 repurchase program.  The 2009 repurchase program allows for the repurchase of up to $2,000 million of the company’s common stock prior to its expiration on December 31, 2013.

To support the long-term needs of the employee stock plans, $280 million of shares were purchased in fiscal 2009, which compares to $294 million in fiscal 2008.

At August 31, 2009, 58,807,515 shares of common stock were reserved for future stock issuances under the company's various employee benefit plans.

(13)           Stock Compensation Plans

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a 10-year period to eligible non-executive employees upon the purchase of company shares, subject to certain restrictions. Employees may purchase the company shares through cash purchases or loans. For options granted on or after October 1, 2005, the option price is the closing price of a share of common stock on the grant date. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock.  As of August 31, 2009, there were 13,536,347 shares available for future grants.  The options granted during fiscal 2009 have a three-year vesting period while the options granted during fiscal 2008 and 2007 have a two-year vesting period.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until January 11, 2016, for an aggregate of 38,400,000 shares of common stock.  As of August 31, 2009, 7,323,523 shares were available for future grants.  The options granted during fiscal 2009, 2008 and 2007 have a three-year vesting period.

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

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant, in connection with the achievement of store opening milestones. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the company's 4,000th store, were granted a stock option to purchase 100 shares. The Plan authorized the grant of an aggregate of 15,000,000 shares of common stock.  As of August 31, 2009, 7,610,021 shares were available for future grants.  The options vested and became exercisable on March 11, 2006, and any unexercised options will expire on March 10, 2013, subject to earlier termination if the optionee’s employment ends.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may purchase shares through cash purchases, loans or payroll deductions up to certain limits. The aggregate number of shares that may be purchased under this Plan is 94,000,000.  At August 31, 2009, 20,666,835 shares were available for future purchase.

The Walgreen Co. Long-Term Performance Incentive Plan (amended and restated Restricted Performance Share Plan) was approved by the shareholders on January 10, 2007.  The Plan offers performance-based incentive awards and equity-based awards to key employees.  The awards are subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a multiyear period from the date of grant.  The Long-Term Performance Incentive Plan was authorized to grant an aggregate of 10,000,000 shares of common stock (which constituted a significant reduction from the then remaining authorized shares under the Restricted Performance Share Plan).  As of August 31, 2009, 9,670,789 shares were available for future issuance under the Long-Term Performance Incentive Plan.  Compensation expense related to the Restricted Performance Share Plan is recognized on a straight-line basis over the employee’s vesting period or to the employee’s retirement eligible date, if earlier.  Compensation expense related to the Plan was $6 million in fiscal 2009.  This compares to no expense in fiscal 2008 and $12 million in fiscal 2007.

Beginning in fiscal 2009, the company introduced the Restricted Stock Unit and Performance Share Plans under the Long-Term Performance Incentive Plan.  In accordance with SFAS No. 123(R), compensation expense is recognized on a straight-line basis based on a three-year cliff vesting schedule for the restricted stock units and straight line over a three-year vesting schedule for the performance shares.  For the fiscal year ended August 31, 2009, the company recognized $12 million of expense related to these new plans.

The Walgreen Co. Nonemployee Director Stock Plan provides that each nonemployee director receives an equity grant of shares each year on November 1.  Through fiscal year 2009, the Plan determined the number of shares granted by dividing $120,000 by the price of a share of common stock on November 1.  Each nonemployee director may elect to receive this annual share grant in the form of shares or deferred stock units. During the term of the Plan, each nonemployee director will also receive 50% of his or her quarterly retainer in the form of shares, which may be deferred into an equal number of stock units.  In addition, a nonemployee director may elect to defer all or a portion of the cash component of his or her quarterly retainer and committee chair retainer in the form of deferred stock units or to have such amounts placed in a deferred cash compensation account. Each nonemployee director received a grant of 4,713 shares in fiscal 2009, 3,075 shares in fiscal 2008 and 2,375 shares in fiscal 2007.  New directors in any of the fiscal years were given a prorated amount.

A summary of information relative to the company’s stock option plans follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Outstanding at August 31, 2008	34,982,563	$37.03	5.37	$92
Granted	16,815,471	28.38
Exercised	(984,747)	24.45
Expired/Forfeited	(2,279,717)	35.29
Outstanding at August 31, 2009	48,533,570	$34.35	6.03	$143
Vested or expected to vest at August 31, 2009	47,957,435	$30.47	6.00	$140
Exercisable at August 31, 2009	25,530,759	$34.91	3.66	$42

The intrinsic value for options exercised in fiscal 2009, 2008 and 2007 was $6 million, $42 million and $105 million, respectively.  The total fair value of options vested in fiscal 2009, 2008 and 2007 was $56 million, $46 million and $102 million, respectively.

Cash received from the exercise of options in fiscal 2009 was $24 million compared to $94 million in the prior year.  The related tax benefit realized was $2 million in fiscal 2009 compared to $16 million in the prior year.  The company has a practice of repurchasing shares on the open market to satisfy share-based payment arrangements and expects to repurchase approximately four million shares during fiscal 2010.

A summary of information relative to the company’s restricted stock awards follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at August 31, 2008	317,410	$40.72
Granted	-	-
Forfeited	(8,261)	44.25
Vested	(122,870)	42.49
Nonvested at August 31, 2009	186,279	$39.39

A summary of information relative to the company’s restricted stock unit plan follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2008	-	$-
Granted	552,757	34.35
Forfeited	(78,096)	33.96
Vested	(19,571)	27.25
Outstanding at August 31, 2009	455,090	$34.72

A summary of information relative to the company’s performance share plan follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2008	-	$-
Granted	552,275	36.43
Forfeited	(101,727)	36.43
Vested	-	-
Outstanding at August 31, 2009	450,548	$36.43

The fair value of each option grant was determined using the Black-Scholes option pricing model with weighted-average assumptions used in fiscal 2009, 2008 and 2007:

	2009	2008	2007
Risk-free interest rate (1)	3.47%	4.41%	4.71%
Average life of option (years) (2)	6.8	7.2	7.2
Volatility (3)	34.00%	27.61%	25.77%
Dividend yield (4)	2.30%	.81%	.50%
Weighted-average grant-date fair value Granted at market price	$9.14	$16.11	$18.05

(1)	Represents the U.S. Treasury security rates for the expected term of the option.
(2)	Represents the period of time that options granted are expected to be outstanding. The company analyzed separate groups of employees with similar exercise behavior to determine the expected term.
(3)	Beginning with fiscal 2007, volatility was based on historical and implied volatility of the company’s common stock.
(4)	Represents the company’s cash dividend for the expected term.

(14)           Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Plan, to which both the company and the employees contribute.  The company's contribution, which is determined annually at the discretion of the Board of Directors, has historically been based on pre-tax income; however, beginning January 1, 2008, a portion of that contribution will be in the form of a guaranteed match.  The profit-sharing provision was $282 million in 2009, $305 million in 2008 and $284 million in 2007.  The company's contributions were $301 million for 2009, $261 million for 2008 and $253 million for 2007.

The company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. The costs of these benefits are accrued over the period earned.  The company's postretirement health benefit plans are not funded.  In May 2009, we amended the company’s postretirement health benefit plans to change the eligibility requirements.  As a result of this amendment, we recognized curtailment income of $16 million during fiscal 2009.  In addition, the company recognized a special retirement benefit expense of $4 million related to accelerating eligibility for certain employees who elected special early retirement as a part of our initiative to enhance shareholder value.

Components of net periodic benefit costs (in millions):

	2009	2008	2007
Service cost	$12	$14	$14
Interest cost	26	24	22
Amortization of actuarial loss	4	5	5
Amortization of prior service cost	(6)	(4)	(4)
Special retirement benefit expense	4	-	-
Curtailment income	(16)	-	-
Total postretirement benefit cost	$24	$39	$37

Change in benefit obligation (in millions):

	2009	2008
Benefit obligation at September 1	$371	$370
Service cost	12	14
Interest cost	26	24
Amendments	(106)	-
Special termination benefits	4	-
Actuarial (gain) / loss	31	(29)
Benefit payments	(13)	(11)
Participants contributions	3	3
Benefit obligation at August 31	$328	$371

Change in plan assets (in millions):

	2009	2008
Plan assets at fair value at September 1	$-	$-
Plan participants contributions	3	3
Employer contributions	10	8
Benefits paid	(13)	(11)
Plan assets at fair value at August 31	$-	$-

Funded status (in millions):

	2009	2008
Funded status	$(328)	$(371)
Unrecognized actuarial gain	-	-
Unrecognized prior service cost	-	-
Accrued benefit cost at August 31	$(328)	$(371)

Amounts recognized in the consolidated balance sheets (in millions):

	2009	2008
Current liabilities (present value of expected 2010 net benefit payments)	$(11)	$(8)
Non-current liabilities	(317)	(363)
Net liability recognized at August 31	$(328)	$(371)

Amounts recognized in accumulated other comprehensive loss (in millions):

	2009	2008
Prior service credit	$(141)	$(57)
Net actuarial loss	104	77

Amounts expected to be recognized as components of net periodic costs for fiscal year 2010 (in millions):

2010
Prior service credit	$(10)
Net actuarial loss	7

The measurement date used to determine postretirement benefits is August 31.

The discount rate assumption used to compute the postretirement benefit obligation at year-end was 6.15% for 2009 and 7.30% for 2008.  The discount rate assumption used to determine net periodic benefit cost was 7.50%, 6.50% and 6.25% for fiscal years ending 2009, 2008 and 2007, respectively.

Future benefit costs were estimated assuming medical costs would increase at an 8.00% annual rate, gradually decreasing to 5.25% over the next five years and then remaining at a 5.25% annual growth rate thereafter.  A one percentage point change in the assumed medical cost trend rate would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on service and interest cost	$(2)	$1
Effect on postretirement obligation	(14)	10

Estimated future benefit payments and federal subsidy (in millions):

	Estimated Future Benefit Payments	Estimated Federal Subsidy
2010	$11	$1
2011	12	1
2012	13	1
2013	14	2
2014	16	2
2015-2019	112	15

The expected benefit to be paid during fiscal year 2010 is $10 million.

(15)           Supplementary Financial Information

Non-cash transactions in fiscal 2009 include $25 million in dividends declared and $20 million in accrued liabilities related to the purchase of property and equipment.  Non-cash transactions in fiscal 2008 included the identification of $74 million in accrued liabilities related to the purchase of property and equipment; $24 million of deferred taxes associated with amortizable intangible assets related to acquisitions; and $17 million in dividends declared.

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (in millions):

	2009	2008
Accounts receivable -
Accounts receivable	$2,606	$2,623
Allowance for doubtful accounts	(110)	(96)
	$2,496	$2,527
Accrued expenses and other liabilities -
Accrued salaries	$687	$664
Taxes other than income taxes	408	406
Profit sharing	192	211
Insurance	164	128
Other	955	863
	$2,406	$2,272
Other non-current liabilities -
Insurance	$330	$337
Accrued rent	319	281
Postretirement health care benefits	317	363
Other	430	429
	$1,396	$1,410

Summary of Quarterly Results (Unaudited)
(In millions, except per share amounts)

	Quarter Ended
	November	February	May	August	Fiscal Year
Fiscal 2009
Net sales	$14,947	$16,475	$16,210	$15,703	$63,335
Gross profit	4,151	4,657	4,459	4,346	17,613
Net earnings	408	640	522	436	2,006
Per Common Share -
Basic	$.41	$.65	$.53	$.44	$2.03
Diluted	.41	.65	.53	.44	2.02
Cash Dividends Declared Per Common Share	$.1125	$.1125	$.1125	$.1375	$.4750
Fiscal 2008
Net sales	$14,028	$15,394	$15,015	$14,597	$59,034
Gross profit	3,921	4,442	4,245	4,035	16,643
Net earnings	456	686	572	443	2,157
Per Common Share -
Basic	$.46	$.69	$.58	$.45	$2.18
Diluted	.46	.69	.58	.45	2.17
Cash Dividends Declared Per Common Share	$.0950	$.0950	$.0950	$.1125	$.3975

Comments on Quarterly Results: Included in fourth quarter 2008 net earnings is an adjustment decreasing selling, general and administrative expenses by $79 million, which corrected for historically over-accruing the company’s vacation liability.

Common Stock Prices

Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2009 and 2008.

		Quarter Ended
		November	February	May	August	Fiscal Year
Fiscal 2009	High	$36.04	$27.81	$31.27	$33.88	$36.04
	Low	21.03	22.78	21.32	28.57	21.03
Fiscal 2008	High	$47.93	$39.02	$38.93	$37.27	$47.93
	Low	36.59	33.01	34.85	31.39	31.39

Comparison of Five-Year Cumulative Total Return

The following graph compares the five-year cumulative total return of the company's common stock with the S&P 500 Index and the Value Line Pharmacy Services Industry Index.  The graph assumes a $100 investment made August 31, 2004, and the reinvestment of all dividends.

	Value of Investment at August 31,
	2004	2005	2006	2007	2008	2009
Walgreen Co.	$100.00	$127.75	$137.21	$125.95	$102.91	$97.35
S&P 500 Index	100.00	112.56	122.56	141.11	125.38	102.50
Value Line Pharmacy Services Industry Index	100.00	140.35	161.23	174.56	169.21	168.98

Source:  Standard & Poor's

Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2009.  Deloitte & Touche LLP, the company’s independent registered public accounting firm, has audited our internal control over financial reporting, as stated in its report which is included herein.

/s/	Gregory D. Wasson	/s/	Wade D. Miquelon
	Gregory D. Wasson		Wade D. Miquelon
	President and Chief Executive Officer		Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. and Subsidiaries (the "Company") as of August 31, 2009 and 2008, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2009. We also have audited the Company's internal control over financial reporting as of August 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control.  Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2009, in conformity with accounting principles generally accepted in the United States of America.  Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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
October 26, 2009