Form 10-K, Exhibit 13
period 2011-08-31
WALGREEN CO
filed 2011-10-25
CIK 104207

WALGREEN CO. AND SUBSIDIARIES
ANNUAL REPORT
FOR THE YEAR ENDED AUGUST, 31, 2011

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
Walgreen Co. and Subsidiaries
(Dollars in Millions, except per share and location amounts)

Fiscal Year	2011	2010(1)	2009	2008	2007
Net sales	$72,184	$67,420	$63,335	$59,034	$53,762
Cost of sales (2)	51,692	48,444	45,722	42,391	38,518
Gross Profit	20,492	18,976	17,613	16,643	15,244
Selling, general and administrative expenses (2) (3)	16,561	15,518	14,366	13,202	12,093
Gain on sale of business (4)	434	-	-	-	-
Operating Income	4,365	3,458	3,247	3,441	3,151
Other (expense) income	(71)	(85)	(83)	(11)	38
Earnings Before Income Tax Provision	4,294	3,373	3,164	3,430	3,189
Income tax provision (5)	1,580	1,282	1,158	1,273	1,148
Net Earnings	$2,714	$2,091	$2,006	$2,157	$2,041
Per Common Share
Net earnings
Basic	$2.97	$2.13	$2.03	$2.18	$2.04
Diluted	2.94	2.12	2.02	2.17	2.03
Dividends declared	.75	.59	.48	.40	.33
Book value	16.69	15.34	14.54	13.01	11.20
Non-Current Liabilities
Long-term debt	$2,396	$2,389	$2,336	$1,337	$22
Deferred income taxes	343	318	265	150	158
Other non-current liabilities	1,785	1,735	1,396	1,410	1,285
Assets and Equity
Total Assets	$27,454	$26,275	$25,142	$22,410	$19,314
Shareholders' Equity	14,847	14,400	14,376	12,869	11,104
Return on average shareholders' equity	18.6%	14.5%	14.7%	18.0%	19.2%
Locations
Year-end (6)	8,210	8,046	7,496	6,934	5,997

(1)	Includes results of Duane Reade operations since the April 9, 2010 acquisition date.
(2)
Fiscal 2011, 2010 and 2009 included Rewiring for Growth restructuring and restructuring-related charges of $45 million pre-tax, $28 million after tax, or $.03 per diluted share, $106 million pre-tax, $67 million after tax, or $.07 per diluted share, and $252 million pre-tax, $160 million after tax, or $.16 per diluted share, respectively.  Charges included in cost of sales for fiscal 2011, 2010 and 2009 were $3 million, $40 million and $95 million, respectively.  Selling, general and administrative expenses related to the initiative for fiscal 2011, 2010 and 2009 were $42 million, $66 million and $157 million, respectively.  Fiscal 2011, 2010 and 2009 included expenses related to Customer Centric Retailing store conversions of $84 million, $45 million and $5 million, respectively, all of which were included in selling, general and administrative expenses.

(3)	Fiscal 2008 included a positive adjustment of $79 million pre-tax, $50 million after tax, or $.05 per diluted share, relating to an adjustment of the Company’s vacation liability.
(4)
In fiscal 2011, the Company sold its pharmacy benefit management business, Walgreens Health Initiatives, Inc., to Catalyst Health Solutions, Inc. and recorded a pre-tax gain of $434 million, $273 million after tax, or $.30 per diluted share.

(5)	Fiscal 2010 included a deferred tax charge of $43 million related to the repeal of a tax benefit for the Medicare Part D subsidy for retiree benefits.
(6)	Locations include drugstores, worksite health and wellness centers, infusion and respiratory services facilities, specialty pharmacies and mail service facilities.

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

Introduction

Walgreens is principally a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise.  General merchandise includes, among other things, household items, convenience and fresh foods, personal care, beauty care, photofinishing and candy.  Customers can have prescriptions filled in retail pharmacies as well as through the mail, and customers may also place orders by telephone and online.  At August 31, 2011, we operated 8,210 locations in 50 states, the District of Columbia, Guam and Puerto Rico.  Total locations do not include 357 Take Care Clinics that are operated primarily within other Walgreens locations.

	Number of Locations
Location Type	2011	2010	2009
Drugstores	7,761	7,562	6,997
Worksite Health and Wellness Centers	355	367	377
Infusion and Respiratory Services Facilities	83	101	105
Specialty Pharmacies	9	14	15
Mail Service Facilities	2	2	2
Total	8,210	8,046	7,496

The drugstore industry is highly competitive.  In addition to other drugstore chains, independent drugstores and mail order prescription providers, we compete with various other retailers including grocery stores, convenience stores, mass merchants and dollar stores.

The Company’s sales, gross profit margin and gross profit dollars are impacted by, among other things, both the percentage of prescriptions that we fill that are generic and the rate at which new generic versions are introduced to the market.  In general, generic versions of drugs generate lower total sales dollars per prescription, but higher gross profit margins and gross profit dollars, as compared with patent-protected brand name drugs.  The positive impact on gross profit margins and gross profit dollars has been significant in the first several months after a generic version of a drug is first allowed to compete with the branded version, which is generally referred to as a "generic conversion."  In any given year, the number of major brand name drugs that undergo a conversion from branded to generic status can increase or decrease, which can have a significant impact on our sales, gross profit margins and gross profit dollars.  And, because any number of factors outside of the Company’s control or ability to foresee can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods.

The long-term outlook for prescription utilization is strong due in part to the aging population, the increasing utilization of generic drugs, the continued development of innovative drugs that improve quality of life and control health care costs, and the expansion of health care insurance coverage under the Patient Protection and Affordable Care Act signed into law in 2010 (the ACA).  The ACA seeks to reduce federal spending by altering the Medicaid reimbursement formula (AMP) for multi-source drugs, and when implemented, is expected to reduce Medicaid reimbursements.  State Medicaid programs are also expected to continue to seek reductions in reimbursements independent of AMP.  In addition, the Company continuously faces reimbursement pressure from pharmacy benefit management (PBM) companies, health maintenance organizations, managed care organizations and other commercial third party payers, and the Company’s agreements with these payers are regularly subject to expiration, termination or renegotiation.

On June 21, 2011, Walgreens announced that contract renewal negotiations with pharmacy benefit manager Express Scripts, Inc. (Express Scripts) had been unsuccessful, and as a result the Company was planning not to be part of the Express Scripts pharmacy provider network as of January 1, 2012.  Since then, there has been no substantive progress in the contract renewal negotiations with Express Scripts.  If a contract renewal is not reached, beginning next calendar year, Express Scripts’ network would no longer include Walgreens more than 7,700 pharmacies nationwide.  Express Scripts, in its capacity as a pharmacy benefits manager, processed approximately 88 million prescriptions filled by Walgreens in fiscal 2011, representing approximately $5.3 billion of our sales.  This development is expected to adversely affect our net sales, net income and cash flows in fiscal 2012.  We intend to moderate the impact of this development on our consolidated financial results by seeking to retain business from Express Scripts’ clients (consistent with their contractual obligations to Express Scripts), expand our business with other payers and customers, and implement cost saving initiatives.  While the Company cannot predict what percentage of business it may retain or regain from entities and groups that were Express Scripts’ clients in fiscal 2011 in any particular future period, over time, we believe employers and others will want plans with Walgreens in the network. With respect to fiscal 2012, the Company has plans in place designed to offset approximately 50 percent of any reduction in gross profit resulting from a loss of up to 75 percent of the business from Express Scripts’ clients, primarily through reductions in cost of goods sold and selling, general and administrative expenses.  There can be no assurance, however, that for the portion of fiscal 2012 beginning January 1, 2012, the Company will retain any particular level of business from Express Scripts’ clients, and if the Company were to lose more than 75 percent of such business it is uncertain whether the Company would be able to offset as much as 50 percent of the reduction in gross profit resulting from the marginal loss of such business above 75 percent.  See “Cautionary Note Regarding Forward-Looking Statements.”  In July 2011, Medco Health Solutions, Inc., another large pharmacy benefit manager, and Express Scripts announced an agreement to merge, completion of which is subject to regulatory and other conditions.  If the merger is successfully completed, the Company may face additional reimbursement pressure or potential loss of business.

Total front-end sales have grown due to sales gains in existing stores, acquired stores and new store openings.  Front-end sales have increased in the non-prescription drugs, convenience and fresh foods, personal care, beer and wine and beauty categories.

To support our growth, we are investing in prime locations, technology and customer service initiatives.  We are focused on retail organic growth; however, consideration is given to retail and other acquisitions that provide unique opportunities and fit our business objectives, such as our acquisitions of drugstore.com, which enhanced our online presence, and Duane Reade, which consisted of 258 Duane Reade stores located in the New York City metropolitan area, as well as the corporate office and two distribution centers.

Restructuring

On October 30, 2008, we announced a series of strategic initiatives, approved by the Board of Directors, to enhance shareholder value.  One of these initiatives was a program known as “Rewiring for Growth,” which was designed to reduce cost and improve productivity through strategic sourcing of indirect spend, reducing corporate overhead and work throughout our stores, rationalization of inventory categories, and transforming community pharmacy.  We completed these initiatives in the fourth quarter of fiscal 2011.

We have recorded the following pre-tax charges associated with our Rewiring for Growth program in the Consolidated Statements of Earnings (in millions):

	Twelve Months Ended August 31,
	2011	2010	2009
Severance and other benefits	$5	$16	$74
Project cancellation settlements	-	-	7
Inventory charges	-	19	63
Restructuring expense	5	35	144
Consulting	37	50	76
Restructuring and restructuring-related costs	$42	$85	$220

Cost of sales	$-	$19	$63
Selling, general and administrative expenses	42	66	157
	$42	$85	$220

Severance and other benefits included the charges associated with employees who were separated from the Company.  In the current fiscal year, 72 employees have been separated from the Company.  Since inception, a total of 962 employees have been separated from the Company as a result of these initiatives.

Inventory charges relate to on-hand inventory that has been reduced from cost to a selling price below cost.  In addition, as a part of our restructuring efforts, we sold an incremental amount of inventory below traditional retail prices.  The dilutive effect of these sales on gross profit for the years ended August 31, 2011, 2010 and 2009 was $3 million, $21 million and $32 million, respectively.

We incurred pre-tax costs of $45 million ($42 million of restructuring and restructuring-related expenses, and $3 million of gross profit dilution) in fiscal 2011.  In fiscal 2010 and 2009, we incurred pre-tax costs of $106 million ($85 million of restructuring and restructuring-related costs and $21 million of gross profit dilution) and $252 million ($220 million of restructuring and restructuring-related expenses and $32 million of gross profit dilution), respectively.  Since inception, we have incurred $403 million ($347 million of restructuring and restructuring-related expenses, and $56 million of gross profit dilution).

We have recorded the following balances within the accrued expenses and other liabilities section of our Consolidated Balance Sheets (in millions):

Severance and Other Benefits
August 31, 2009 Reserve Balance	$4
Charges	19
Cash Payments	(23)
August 31, 2010 Reserve Balance	$-
Charges	5
Cash Payments	(5)
August 31, 2011 Reserve Balance	$-

In fiscal 2011, we realized incremental savings related to the Rewiring for Growth program of approximately $354 million compared to $471 million in fiscal 2010.  Selling, general and administrative expenses realized incremental savings in 2011 and 2010 of $312 million and $391 million, while cost of sales benefited by $42 million and $80 million, respectively.  We have realized total savings related to Rewiring for Growth of approximately $1.1 billion compared to our base year of 2008.  Selling, general and administrative expenses realized total savings of $953 million, while cost of sales benefited by approximately $122 million.  The savings are primarily the result of reduced store labor and personnel reductions and expense reduction initiatives.

Additionally, as a part of the Company’s Customer Centric Retailing (CCR) initiative, we are modifying the store format to enhance category layouts and adjacencies, shelf heights and sight lines, and brand and private brand assortments, all of which are designed to positively impact the shopper experience and increase customer frequency and purchase size.  We expect this format will be rolled out to approximately 5,500 existing stores.   At August 31, 2011, in total, we have converted 5,078 stores and opened 509 new stores with the CCR format.  We expect to convert the remaining existing stores in the first quarter of fiscal 2012 and continue to open new stores with the new CCR format throughout fiscal 2012.  For the remaining remodels, we expect the average total cost, which includes both selling, general and administrative expenses and capital, to be approximately $45 thousand per store.  For the fiscal year ended August 31, 2011, we incurred $144 million in total program costs, of which $84 million was included in selling, general and administrative expenses and $60 million in capital costs.  In fiscal 2010, we incurred $71 million in total program costs, of which $45 million was included in selling, general and administrative expenses and $26 million in capital costs.  The Company incurred $5 million in program costs, all of which was included in selling, general and administrative expenses, in fiscal 2009.

Operating Statistics

	Percentage Increases/ (Decreases)
Fiscal Year	2011	2010	2009
Net Sales	7.1	6.4	7.3
Net Earnings	29.8	4.2	(7.0)
Comparable Drugstore Sales	3.3	1.6	2.0
Prescription Sales	6.3	6.3	7.8
Comparable Drugstore Prescription Sales	3.3	2.3	3.5
Front-End Sales	8.5	6.8	6.3
Comparable Drugstore Front-End Sales	3.3	0.5	(0.5)
Gross Profit	8.0	7.7	5.8
Selling, General and Administrative Expenses	6.7	8.0	8.8

	Percent to Net Sales
Fiscal Year	2011	2010	2009
Gross Margin	28.4	28.1	27.8
Selling, General and Administrative Expenses	23.0	23.0	22.7

	Other Statistics
Fiscal Year	2011	2010	2009
Prescription Sales as a % of Net Sales	64.7	65.2	65.3
Third Party Sales as a % of Total Prescription Sales	95.6	95.3	95.4
Total Number of Prescriptions (in millions)	718	695	651
30-Day Equivalent Prescriptions (in millions) *	819	778	723
Total Number of Locations	8,210	8,046	7,496

* Includes the adjustment to convert prescriptions greater than 84 days to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

Results of Operations

Fiscal year 2011 net earnings increased 29.8% to $2.7 billion, or $2.94 per diluted share, versus last year's earnings of $2.1 billion, or $2.12 per diluted share.  The net earnings increase was primarily attributable to higher gross margins, the gain on the sale of our pharmacy benefit management business and a lower effective tax rate.  During the fourth quarter of fiscal 2011, we sold our pharmacy benefit management business and recorded a pre-tax gain of $434 million, $273 million after tax, or $.30 per diluted share.  Additionally, in fiscal 2011, we recorded pre-tax Rewiring for Growth expenses of $45 million, $28 million after tax, or $.03 per diluted share compared to pre-tax expenses of $106 million, $67 million after tax, or $.07 per diluted share last year.  Duane Reade, including costs associated with the acquisition, recorded a pre-tax loss of $11 million, $7 million after tax, or $.01 per diluted share in fiscal 2011.  In fiscal 2010, Duane Reade recorded a pre-tax loss of $88 million, $56 million after tax, or $.06 per diluted share, including costs associated with the acquisition.  Drugstore.com, inc., which was acquired in the fourth quarter of fiscal 2011, reported a pre-tax loss of $29 million, $18 million after tax, or $.02 per diluted share, primarily due to costs related to the acquisition.  In addition to the Rewiring for Growth expenses and Duane Reade loss on operations described above, fiscal 2010 earnings included a charge of $43 million, or $.04 per diluted share, from the elimination of the tax benefit for the Medicare Part D subsidy for retiree benefits that was the result of the enactment of the Patient Protection and Affordable Care Act.

Net sales increased by 7.1% to $72.2 billion in fiscal 2011 compared to increases of 6.4% in 2010 and 7.3% in 2009.  The acquisition of Duane Reade increased total sales by 1.7% in the current fiscal year compared to an increase of 1.1% last year.  Drugstore sales increases resulted from sales gains in existing stores and additional sales from new stores, each of which include an indeterminate amount of market-driven price changes.  Sales in comparable drugstores were up 3.3% in 2011, 1.6% in 2010 and 2.0% in 2009.  Comparable drugstores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural disaster in the past twelve months.  Remodels associated with our CCR initiative are not considered major and therefore do not affect comparable drugstore results.  Relocated and acquired stores (including Duane Reade) are not included as comparable stores for the first twelve months after the relocation or acquisition.  We operated 8,210 locations (7,761 drugstores) at August 31, 2011, compared to 8,046 locations (7,562 drugstores) at August 31, 2010, and 7,496 (6,997 drugstores) at August 31, 2009.

Prescription sales increased 6.3% in 2011, 6.3% in 2010 and 7.8% in 2009.  The acquisition of Duane Reade increased prescription sales by 1.2% in the current fiscal year versus an increase of 0.8% last year.  Comparable drugstore prescription sales were up 3.3% in 2011 compared to increases of 2.3% in 2010 and 3.5% in 2009.  Prescription sales as a percent of total net sales were 64.7% in 2011, 65.2% in 2010 and 65.3% in 2009.  The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced prescription sales by 2.4% for 2011, 2.2% for 2010 and 3.0% for 2009, while the effect on total sales was 1.4% for 2011, 1.3% for 2010 and 1.9% for 2009.  Third party sales, where reimbursement is received from managed care organizations, the government, employers or private insurers, were 95.6% of prescription sales in 2011, 95.3% in 2010 and 95.4% in 2009.  We receive market-driven reimbursements from third party payers, a number of which typically reset in January.  The total number of prescriptions filled (including immunizations) was approximately 718 million in 2011, 695 million in 2010 and 651 million in 2009.  Prescriptions adjusted to 30-day equivalents were 819 million in 2011, 778 million in 2010 and 723 million in 2009.

Front-end sales increased 8.5% in 2011, 6.8% in 2010 and 6.3% in 2009.  The acquisition of Duane Reade increased front-end sales by 2.8% in the current year versus an increase of 1.9% last year.  Additionally, the increase over the prior year is due, in part, to new store openings and improved sales related to non-prescription drugs, convenience and fresh foods and personal care products.  Front-end sales were 35.3% of total sales in fiscal 2011, 34.8% of total sales in fiscal 2010 and 34.7% in fiscal 2009. Comparable drugstore front-end sales increased 3.3% in 2011 compared to an increase of 0.5% and decrease of 0.5% in fiscal years 2010 and 2009, respectively.  The increase in fiscal 2011 comparable front-end sales was primarily due to non-prescription drugs, beer and wine and convenience and fresh foods, which were partially offset by decreased sales in household products.

Gross margin as a percent of sales increased to 28.4% in 2011 from 28.1% in 2010.  Overall margins were positively impacted by higher front-end margins in the non-prescription drug, beauty, personal care and convenience and fresh food categories.  Retail pharmacy margins were also higher as the positive effect of generic drug sales more than offset market driven reimbursements and the first quarter write-down of flu shot inventory.  These positive effects were partially offset by a higher provision for LIFO.  Gross margin as a percent of sales was 28.1% in 2010 as compared to 27.8% in 2009.  Overall margins were positively impacted by higher front-end margins due to pricing, promotion and other improved efficiencies and lower Rewiring for Growth costs.  Retail pharmacy margins benefited from the positive impact of generic drug introductions but were partially offset by market-driven reimbursement rates.

We use the last-in, first-out (LIFO) method of inventory valuation.  The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix.  The effective LIFO inflation rates were 2.39% in 2011, 1.70% in 2010, and 2.00% in 2009, which resulted in charges to cost of sales of $208 million in 2011, $140 million in 2010 and $172 million in 2009.  Inflation on prescription inventory was 4.64% in 2011, 4.72% in 2010 and 2.40% in 2009.  In fiscal years 2010 and 2009, we experienced deflation in some non-prescription inventories.  The anticipated LIFO inflation rate for fiscal 2012 is 2.00%.

Selling, general and administrative expenses were 23.0% of sales in fiscal 2011 and 2010, and 22.7% in fiscal 2009.  In the current fiscal year, increased corporate costs and Duane Reade operational expenses were offset by lower Rewiring for Growth costs and incremental savings from our Rewiring for Growth activities, primarily from expense reduction initiatives and reduced store payroll, as a percentage of sales.  The increase in fiscal 2010 as compared to fiscal 2009 was attributed to higher occupancy expense, Duane Reade operational expenses and costs associated with the Duane Reade acquisition.  These expenses were partially offset by lower Rewiring for Growth costs and advertising expense.  Also positively impacting fiscal 2010 selling, general and administrative expenses was incremental savings from our Rewiring for Growth activities, primarily from expense reduction initiatives and reduced store payroll.

Interest was a net expense of $71 million in fiscal 2011, $85 million in fiscal 2010 and $83 million in fiscal 2009.  Interest expense for fiscal 2011, 2010 and 2009 is net of $10 million, $12 million and $16 million, respectively, that was capitalized to construction projects.  The decrease in net interest expense from fiscal 2010 to fiscal 2011 is primarily attributed to reduced interest rates associated with our fixed to variable interest rate swaps.

The effective income tax rate was 36.8% for fiscal 2011, 38.0% for 2010, and 36.6% for 2009.  Fiscal 2010 included a $43 million charge to deferred taxes for the repeal of the tax benefit for the Medicare Part D subsidy for retiree benefits.  Excluding this adjustment, the effective rate for fiscal 2010 was 36.7%.  We anticipate an effective tax rate of approximately 37.3% in fiscal 2012.

Critical Accounting Policies

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management’s prudent judgments and estimates.  Actual results may differ from these estimates.  Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations.  To the extent that the estimates used differ from actual results, however, adjustments to the statement of earnings and corresponding balance sheet accounts would be necessary.  These adjustments would be made in future statements.  Some of the more significant estimates include goodwill and other intangible asset impairment, allowance for doubtful accounts, vendor allowances, asset impairments, liability for closed locations, liability for insurance claims, cost of sales and income taxes.  We use the following methods to determine our estimates:

Goodwill and other intangible asset impairment – Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.  As part of our impairment analysis for each reporting unit, we engage a third party appraisal firm to assist in the determination of estimated fair value for each unit.  This determination includes estimating the fair value using both the income and market approaches.  The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates.  The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

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

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit “passed” (fair value exceeds the carrying amount) or “failed” (the carrying amount exceeds fair value) the first step of the goodwill impairment test. Our reporting units' fair values exceeded their carrying amounts by 5% to more than 300%. The fair values for two reporting units each exceeded their carrying amounts by 10% or less. Goodwill allocated to these reporting units was $173 million at May 31, 2011. For each of these reporting units, relatively small changes in the Company’s key assumptions may have resulted in the recognition of significant goodwill impairment charges. Our Long Term Care Pharmacy’s goodwill was impaired by $16 million in fiscal 2010 as a result of the asset sale agreement with Omnicare, Inc., which was signed on August 31, 2010.

Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. That is, a 1% change in estimated future cash flows would decrease the estimated fair value of the reporting unit by approximately 1%. The estimated long-term rate of net sales growth can have a significant impact on the estimated future cash flows, and therefore, the fair value of each reporting unit. For the two reporting units whose fair values exceeded carrying values by 10% or less, a 1% decrease in the long-term net sales growth rate would have resulted in the reporting units failing the first step of the goodwill impairment test. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate.  A 1% increase in estimated discount rates for the two reporting units whose fair value exceeded carrying value by 10% or less would also have resulted in the reporting units failing step one. The Company believes that its estimates of future cash flows and discount rates are reasonable, but future changes in the underlying assumptions could differ due to the inherent uncertainty in making such estimates.

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

Asset impairments – The impairment of long-lived assets is assessed based upon both qualitative and quantitative factors, including years of operation and expected future cash flows, and tested for impairment annually or whenever events or circumstances indicate that a certain asset may be impaired.  If the future cash flows reveal that the carrying value of the asset group may not be recoverable, an impairment charge is immediately recorded.  We have not made any material changes to the method of estimating our asset impairments during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine asset impairments.

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

Cost of sales – Drugstore cost of sales is derived based on point-of-sale scanning information with an estimate for shrinkage and adjusted based on periodic inventory counts. Inventories are valued at the lower of cost or market determined by the last-in, first-out (LIFO) method.  We have not made any material changes to the method of estimating cost of sales during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine cost of sales.

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

Liquidity and Capital Resources

Cash and cash equivalents were $1.6 billion at August 31, 2011, compared to $1.9 billion at August 31, 2010.  Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields.  To attain these objectives, investment limits are placed on the amount, type and issuer of securities.  Investments are principally in money market funds, U.S. Treasury market funds and Treasury Bills.

On October 14, 2009, our Board of Directors approved a long-term capital policy: to maintain a strong balance sheet and financial flexibility; reinvest in our core strategies; invest in strategic opportunities that reinforce our core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term.

Net cash provided by operating activities was $3.6 billion at August 31, 2011, compared to $3.7 billion a year ago.  The decrease from the prior year is primarily attributable to higher working capital.  For the year, working capital was a cash flow use of $155 million as compared to the prior year where working capital improvements generated a cash flow of $306 million.  Partially offsetting the cash flow decrease in working capital were higher earnings, which positively contributed to cash from operations.  Cash provided by operations is the principal source of funds for expansion, acquisitions, remodeling programs, dividends to shareholders and stock repurchases.

Net cash used for investing activities was $1.5 billion versus $1.3 billion last year.  Additions to property and equipment were $1.2 billion compared to $1.0 billion last year.  In fiscal 2011, we added a total of 297 locations (164 net) compared to last year’s 670 locations (550 net), which included the acquisition of 258 Duane Reade locations.  There were 62 owned locations added during the year and 44 under construction at August 31, 2011, versus 95 owned locations added and 65 under construction as of August 31, 2010.

			Infusion and	Specialty	Mail
	Drugstores	Worksites	Respiratory Services	Pharmacy	Service	Total
August 31, 2009	6,997	377	105	15	2	7,496
New/Relocated	359	24	4	1	-	388
Acquired	281	-	1	-	-	282
Closed/Replaced	(75)	(34)	(9)	(2)	-	(120)
August 31, 2010	7,562	367	101	14	2	8,046
New/Relocated	237	21	1	2	-	261
Acquired	32	-	4	-	-	36
Closed/Replaced	(70)	(33)	(23)	(7)	-	(133)
August 31, 2011	7,761	355	83	9	2	8,210

Business acquisitions this year were $630 million versus $779 million in fiscal 2010.  Business acquisitions in the current year included the purchase of drugstore.com, inc., for $398 million net of assumed cash, $29 million of infusion and respiratory services assets and selected other assets (primarily prescription files).  Business acquisitions in 2010 included the purchase of all 258 Duane Reade stores located in the New York City metropolitan area, as well as the corporate office and two distribution centers for $560 million net of assumed cash; and selected other assets (primarily prescription files).  In the current year, we sold our pharmacy benefit management business, Walgreens Health Initiatives, Inc. (WHI) and recorded net cash proceeds of $442 million.  Additionally, in the current year we established a restricted cash account of $191 million to support certain insurance obligations.  In fiscal year 2010, our insurance obligations were supported by letters of credit which were released in the current fiscal year upon establishing the restricted cash account.

Capital expenditures for fiscal 2012 are currently expected to be approximately $1.6 billion, excluding business acquisitions and prescription file purchases, although the actual amount may vary depending upon a variety of factors, including, among other things, the timing of implementation of certain capital projects.  We expect new drugstore organic growth of between 2.5% and 3.0% in fiscal 2012.  During the current fiscal year, we added a total of 297 locations, of which 269 were new or relocated drugstores.  We are continuing to relocate stores to more convenient and profitable freestanding locations.

Net cash used for financing activities was $2.4 billion compared to the prior year’s net cash use of $2.7 billion. We repurchased shares totaling $2.0 billion in the current year, $1.8 billion in conjunction with our share buyback programs and $244 million to support the needs of the employee stock plans.  In the prior year, we repurchased shares totaling $1.8 billion, $1.6 million in conjunction with our share buyback programs and $116 million to support the needs of the employee stock plans.  We had proceeds related to employee stock plans of $235 million compared to $233 million last year.  Cash dividends paid were $647 million versus $541 million a year ago.

In connection with our capital policy, our Board of Directors authorized a share repurchase program (2009 repurchase program) and set a long-term dividend payout ratio target between 30 and 35 percent of net earnings.  The 2009 repurchase program, which was completed in September 2010, allowed for the repurchase of up to $2.0 billion of the Company’s common stock.  For the fiscal years ended August 31, 2011 and 2010, shares totaling $360 million and $1.6 billion were purchased in conjunction with the 2009 repurchase program, respectively.  On October 13, 2010, our Board of Directors authorized the 2011 repurchase program, which was completed in July 2011, which allowed for the repurchase of up to $1.0 billion of the Company’s common stock.  On July 13, 2011, our Board of Directors authorized the 2012 repurchase program, which allows for the repurchase of up to $2.0 billion of the Company’s common stock prior to its expiration on December 31, 2015.  Shares totaling $424 million were purchased in fiscal 2011 related to the 2012 program.  We determine the timing and amount of repurchases based on our assessment of various factors including prevailing market conditions, alternate uses of capital, liquidity, the economic environment and other factors.  The timing and amount of these purchases may change at any time and from time to time.  The Company has, and may from time to time in the future, repurchase shares on the open market through Rule 10b5-1 plans, which enable a company to repurchase shares at times when it otherwise might be precluded from doing so under insider trading laws.

We had no commercial paper outstanding at August 31, 2011.  In connection with our commercial paper program, we maintain two unsecured backup syndicated lines of credit that total $1.1 billion.  The first $500 million facility expires on July 20, 2015, and allows for the issuance of up to $250 million in letters of credit, which reduce the amount available for borrowing.  The second $600 million facility expires on August 13, 2012.  Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facility, including financial covenants.  The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments.  At August 31, 2011, we were in compliance with all such covenants.  The Company pays a facility fee to the financing banks to keep these lines of credit active.  At August 31, 2011, there were no letters of credit issued against these facilities and we do not anticipate any future letters of credit to be issued against these facilities.

On October 25, 2011, our credit ratings were:

Rating Agency	Long-Term Debt Rating	Commercial Paper Rating	Outlook
Moody's	A2	P-1	Negative
Standard & Poor's	A	A-1	Negative

In assessing our credit strength, both Moody's and Standard & Poor's consider our business model, capital structure, financial policies and financial statements.  Our credit ratings impact our borrowing costs, access to capital markets and operating lease costs.

Contractual Obligations and Commitments

The following table lists our contractual obligations and commitments at August 31, 2011 (in millions):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases (1)	$36,205	$2,381	$4,715	$4,492	$24,617
Purchase obligations (2):
Open inventory purchase orders	1,736	1,736	-	-	-
Real estate development	240	155	77	8	-
Other corporate obligations	494	244	142	88	20
Long-term debt*(3)	2,353	8	1,305	9	1,031
Interest payment on long-term debt	523	116	168	105	134
Insurance*	570	226	166	76	102
Retiree health*	407	11	26	32	338
Closed location obligations*	145	33	38	23	51
Capital lease obligations*(1)	113	5	10	7	91
Other long-term liabilities reflected on the balance sheet* (4)	889	64	172	151	502
Total	$43,675	$4,979	$6,819	$4,991	$26,886
*Recorded on balance sheet.

(1)
Amounts for operating leases and capital leases do not include certain operating expenses under these leases such as common area maintenance, insurance and real estate taxes.  These expenses were $404 million for the fiscal year ended August 31, 2011.

(2)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.
(3)	Total long-term debt on the Consolidated Balance Sheet includes a $57 million fair market value adjustment and $6 million of unamortized discount.
(4)
Includes $101 million ($40 million in 1-3 years, $45 million in 3-5 years and $16 million over 5 years) of unrecognized tax benefits recorded under Accounting Standards Codification (ASC) Topic 740, Income Taxes.

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

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows (in millions):

August 31, 2011
Inventory obligations	$143
Insurance	40
Real estate development	13
Total	$196

In addition to issued letters of credit, we held $191 million of restricted cash to support certain insurance obligations at August 31, 2011.  In fiscal year 2010, our insurance obligations were supported by letters of credit, some of which were subsequently released in the current fiscal year upon establishing a restricted cash account.

We have no off-balance sheet arrangements other than those disclosed on the Contractual Obligations and Commitments table.  Both on-balance sheet and off-balance sheet financing alternatives are considered when pursuing our capital structure and capital allocation objectives.

Recent Accounting Pronouncements

In August 2010, the Financial Accounting Standards Board (FASB) issued an exposure draft on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet.  The proposed exposure draft states that lessees and lessors should apply a “right-of-use model” in accounting for all leases.  Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term.  The lease term is defined as the longest possible term that is “more likely than not” to occur.  The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset.  A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease.  On the basis of feedback received from comment letters, roundtables, and outreach sessions, the FASB has made significant changes to the proposals in the exposure draft and therefore has decided to re-expose the revised exposure draft in the first quarter of 2012.  The proposed standard, as currently drafted, will have a material impact on the Company’s reported results of operations and financial position.  The impact of this exposure draft is non-cash in nature and will not affect the Company’s cash position.

On June 16, 2011, the FASB issued Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income.  ASU 2011-05 requires entities to present the total of comprehensive income, the components of net income and the components of other comprehensive income in either (1) a single continuous statement of comprehensive income or (2) two separate but consecutive statements.  The ASU does not change the items that are required to be reported in other comprehensive income.  The ASU is effective for interim and annual periods beginning after December 15, 2011, and will be applied retrospectively.  The Company is still evaluating which of the two alternatives it will apply in reporting comprehensive income.  Neither alternative will have a material impact on the Company’s results of operations or financial position.

On September 15, 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other, which simplifies how an entity is required to test goodwill for impairment. This ASU would allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the ASU, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU includes a number of factors to consider in conducting the qualitative assessment.  The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted. This standard is not expected to have a material impact on the Company’s reported results of operations or financial position.

Cautionary Note Regarding Forward-Looking Statements

This report and other documents that we file or furnish with the Securities and Exchange Commission contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our future performance, our business, our beliefs and our management’s assumptions.  Statements that are not historical facts are forward-looking statements, including forward-looking information concerning pharmacy sales trends, prescription margins, number and location of new store openings, vendor, payer and customer relationships and terms, possible new contracts or contract extensions, competition, economic and business conditions, outcomes of litigation and regulatory matters, the level of capital expenditures, industry trends, demographic trends, growth strategies, financial results, cost reduction initiatives, acquisition synergies, competitive strengths and changes in legislation or regulations.  Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “continue,” “sustain,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements are not guarantees of future performance and involve risks, assumptions and uncertainties, including, but not limited to, those relating to changes in vendor, payer and customer relationships and terms, competition, changes in economic and business conditions generally or in the markets we serve, risks associated with new business initiatives and activities, the failure to obtain new contracts or extensions of existing contracts, the availability and cost of real estate and construction, risks associated with acquisitions and divestitures, the ability to realize anticipated results from capital expenditures and cost reduction initiatives, outcomes of legal and regulatory matters, changes in legislation or regulations or interpretations thereof, and those described in Item 1A “Risk Factors” in our Form 10-K and in other reports that we file or furnish with the Securities and Exchange Commission.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made.  Except to the extent required by law, we do not undertake, and expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date the statement is made, whether as a result of new information, future events, changes in assumptions or otherwise.

Consolidated Statements of Earnings

Walgreen Co. and Subsidiaries
For the years ended August 31, 2011, 2010, and 2009
(In millions, except per share amounts)

	2011	2010	2009
Net sales	$72,184	$67,420	$63,335
Cost of sales	51,692	48,444	45,722
Gross Profit	20,492	18,976	17,613
Selling, general and administrative expenses	16,561	15,518	14,366
Gain on sale of business	434	-	-
Operating Income	4,365	3,458	3,247
Interest expense, net	(71)	(85)	(83)
Earnings Before Income Tax Provision	4,294	3,373	3,164
Income tax provision	1,580	1,282	1,158
Net Earnings	$2,714	$2,091	$2,006

Net earnings per common share - basic	$2.97	$2.13	$2.03
Net earnings per common share - diluted	2.94	2.12	2.02

Average shares outstanding	915.1	981.7	990.0
Dilutive effect of stock options	9.4	6.2	1.3
Average diluted shares	924.5	987.9	991.3

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Shareholders' Equity

Walgreen Co. and Subsidiaries
For the years ended August 31, 2011, 2010, and 2009
(In millions, except shares and per share amounts)

Shareholders' Equity	Common Stock Shares	Common Stock Amount	Paid-In Capital	Employee Stock Loan Receivable	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Treasury Stock Amount
Balance, August 31, 2008	989,176,218	$80	$575	$(36)	$13,792	$9	$(1,551)
Net earnings	-	-	-	-	2,006	-	-
Dividends declared ($.4750 per share)	-	-	-	-	(471)	-	-
Treasury stock purchases	(10,270,000)	-	-	-	-	-	(279)
Employee stock purchase and option plans	9,655,172	-	(48)	-	-	-	297
Stock-based compensation	-	-	78	-	-	-	-
Employee stock loan receivable	-	-	-	(104)	-	-	-
Additional minimum postretirement liability, net of $29 tax expense	-	-	-	-	-	28	-
Balance, August 31, 2009	988,561,390	80	605	(140)	15,327	37	(1,533)
Net earnings	-	-	-	-	2,091	-	-
Dividends declared ($.5875 per share)	-	-	-	-	(570)	-	-
Treasury stock purchases	(55,716,733)	-	-	-	-	-	(1,756)
Employee stock purchase and option plans	5,760,396	-	(5)	-	-	-	188
Stock-based compensation	-	-	84	-	-	-	-
Employee stock loan receivable	-	-	-	53	-	-	-
Additional minimum postretirement liability, net of $34 tax benefit	-	-	-	-	-	(61)	-
Balance, August 31, 2010	938,605,053	80	684	(87)	16,848	(24)	(3,101)
Net earnings	-	-	-	-	2,714	-	-
Dividends declared ($.7500 per share)	-	-	-	-	(685)	-	-
Treasury stock purchases	(54,739,474)	-	-	-	-	-	(2,028)
Employee stock purchase and option plans	5,428,551	-	(12)	-	-	-	203
Other	-	-	27	-	-	-	-
Stock-based compensation			135	-	-	-	-
Employee stock loan receivable	-	-	-	53	-	-	-
Additional minimum postretirement liability, net of $22 tax expense	-	-	-	-	-	40	-
Balance, August 31, 2011	889,294,130	$80	$834	$(34)	$18,877	$16	$(4,926)

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets
Walgreen Co. and Subsidiaries
At August 31, 2011 and 2010
(In millions, except shares and per share amounts)

Assets	2011	2010
Current Assets
Cash and cash equivalents	$1,556	$1,880
Accounts receivable, net	2,497	2,450
Inventories	8,044	7,378
Other current assets	225	214
Total Current Assets	12,322	11,922
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	11,526	11,184
Goodwill	2,017	1,887
Other non-current assets	1,589	1,282
Total Non-Current Assets	15,132	14,353
Total Assets	$27,454	$26,275

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	$13	$12
Trade accounts payable	4,810	4,585
Accrued expenses and other liabilities	3,075	2,763
Income taxes	185	73
Total Current Liabilities	8,083	7,433
Non-Current Liabilities
Long-term debt	2,396	2,389
Deferred income taxes	343	318
Other non-current liabilities	1,785	1,735
Total Non-Current Liabilities	4,524	4,442
Commitments and Contingencies (see Note 10)
Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,025,400,000 shares in 2011 and 2010	80	80
Paid-in capital	834	684
Employee stock loan receivable	(34)	(87)
Retained earnings	18,877	16,848
Accumulated other comprehensive income (loss)	16	(24)
Treasury stock at cost, 136,105,870 shares in 2011 and 86,794,947 shares in 2010	(4,926)	(3,101)
Total Shareholders' Equity	14,847	14,400
Total Liabilities and Shareholders' Equity	$27,454	$26,275

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows
Walgreen Co. and Subsidiaries
For the years ended August 31, 2011, 2010 and 2009
(In millions)

	2011	2010	2009
Cash Flows from Operating Activities
Net earnings	$2,714	$2,091	$2,006
Adjustments to reconcile net earnings to net cash provided by operating activities –
Depreciation and amortization	1,086	1,030	975
Gain on sale of business	(434)	-	-
Deferred income taxes	132	63	260
Stock compensation expense	135	84	84
Other	53	60	13
Changes in operating assets and liabilities -
Accounts receivable, net	(243)	124	6
Inventories	(592)	(307)	533
Other assets	(24)	50	7
Trade accounts payable	384	167	11
Accrued expenses and other liabilities	218	262	66
Income taxes	102	10	105
Other non-current liabilities	112	110	45
Net cash provided by operating activities	3,643	3,744	4,111
Cash Flows from Investing Activities
Purchases of short-term investments – held to maturity	-	(3,000)	(2,600)
Proceeds from short-term investments – held to maturity	-	3,500	2,100
Investment in restricted cash	(191)	-	-
Additions to property and equipment	(1,213)	(1,014)	(1,927)
Proceeds from sale of assets	79	51	51
Business and intangible asset acquisitions, net of cash received	(630)	(779)	(405)
Proceeds from sale of business	442	-	-
Other	(12)	(32)	5
Net cash used for investing activities	(1,525)	(1,274)	(2,776)
Cash Flows from Financing Activities
Net payment from short-term borrowings	-	-	(70)
Net proceeds from issuance of long-term debt	-	-	987
Payments of long-term debt	(17)	(576)	-
Stock purchases	(2,028)	(1,756)	(279)
Proceeds related to employee stock plans	235	233	138
Cash dividends paid	(647)	(541)	(446)
Other	15	(37)	(21)
Net cash (used for) provided by financing activities	(2,442)	(2,677)	309
Changes in Cash and Cash Equivalents
Net (decrease) increase in cash and cash equivalents	(324)	(207)	1,644
Cash and cash equivalents at beginning of year	1,880	2,087	443
Cash and cash equivalents at end of year	$1,556	$1,880	$2,087

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Notes to Consolidated Financial Statements

(1)    Summary of Major Accounting Policies

Description of Business
The Company is principally in the retail drugstore business and its operations are within one reportable segment.  At August 31, 2011, there were 8,210 drugstore and other locations in 50 states, the District of Columbia, Guam and Puerto Rico.  Prescription sales were 64.7% of total sales for fiscal 2011 compared to 65.2% in 2010 and 65.3% in 2009.

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

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.  Credit and debit card receivables from banks, which generally settle within two business days, of $83 million and $80 million were included in cash and cash equivalents at August 31, 2011 and 2010, respectively.  At August 31, 2011 and 2010, the Company had $1,239 million and $1,030 million, respectively, in money market funds, all of which was included in cash and cash equivalents.  The Company did not invest in U.S. Treasury Bills at August 31, 2011, compared to $600 million at August 31, 2010, which was included in cash and cash equivalents.

The Company's cash management policy provides for controlled disbursement.  As a result, the Company had outstanding checks in excess of funds on deposit at certain banks.  These amounts, which were $229 million at August 31, 2011, and $235 million at August 31, 2010, are included in trade accounts payable in the accompanying Consolidated Balance Sheets.

The Company holds restricted cash to support certain insurance obligations.  Restricted cash at August 31, 2011, was $191 million and is recorded within other non-current assets within the Consolidated Balance Sheets.  In fiscal year 2010, insurance obligations were supported by issued letters of credit, some of which were subsequently released in the current fiscal year upon establishing a restricted cash account.

Financial Instruments
The Company had $143 million and $185 million of outstanding letters of credit at August 31, 2011 and 2010, respectively, which guarantee the purchase of foreign goods, and additional outstanding letters of credit of $40 million and $233 million at August 31, 2011 and 2010, respectively, which guarantee payments of insurance claims.  The insurance claim letters of credit are annually renewable and will remain in place until the insurance claims are paid in full.  In the current fiscal year, the Company began using restricted cash to secure some of its insurance claims.   Letters of credit of $13 million and $19 million were outstanding at August 31, 2011, and August 31, 2010, respectively, to guarantee performance of construction contracts.  The Company pays a facility fee to the financing bank to keep these letters of credit active.  The Company had real estate development purchase commitments of $240 million and $370 million at August 31, 2011 and 2010, respectively.

The Company uses interest rate swaps to manage its interest rate exposure associated with some of its fixed rate borrowings.  At August 31, 2011, $1,550 million of fixed rate debt was converted to variable rate.  These swaps are accounted for according to ASC Topic 815, Derivatives and Hedging.  The swaps are measured at fair value in accordance with ASC Topic 820, Fair Value Measurement and Disclosures.  See Notes 8 and 9 for additional disclosure regarding financial instruments.

Inventories
Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis.  At August 31, 2011 and 2010, inventories would have been greater by $1,587 million and $1,379 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis.  Inventory includes product costs, inbound freight, warehousing costs and vendor allowances not classified as a reduction of advertising expense.

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

Property and Equipment
Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets.  Leasehold improvements and leased properties under capital leases are amortized over the estimated useful life of the property or over the term of the lease, whichever is shorter.  Estimated useful lives range from 10 to 39 years for land improvements, buildings and building improvements; and 3 to 12 1/2 years for equipment.  Major repairs, which extend the useful life of an asset, are capitalized; routine maintenance and repairs are charged against earnings.  The majority of the business uses the composite method of depreciation for equipment.  Therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.  Property and equipment consists of (in millions):

	2011	2010
Land and land improvements
Owned locations	$3,209	$3,135
Distribution centers	96	103
Other locations	240	233
Buildings and building improvements
Owned locations	3,651	3,442
Leased locations (leasehold improvements only)	1,235	1,099
Distribution centers	596	592
Other locations	372	343
Equipment
Locations	4,468	4,126
Distribution centers	1,098	1,106
Other locations	423	410
Capitalized system development costs	328	333
Capital lease properties	118	97
	15,834	15,019
Less: accumulated depreciation and amortization	4,308	3,835
	$11,526	$11,184

Depreciation expense for property and equipment was $809 million in fiscal 2011, $804 million in fiscal 2010 and $787 million in fiscal 2009.

The Company capitalizes application stage development costs for significant internally developed software projects, such as upgrades to the store point of sale system.  These costs are amortized over a five-year period.  Amortization was $58 million in fiscal 2011, $44 million in fiscal 2010 and $40 million in fiscal 2009.  Unamortized costs at August 31, 2011 and 2010, were $230 million and $244 million, respectively.

Goodwill and Other Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed.  The Company accounts for goodwill and intangibles under ASC Topic 350, Intangibles – Goodwill and Other, which does not permit amortization, but requires the Company to test goodwill and other indefinite-lived assets for impairment annually or whenever events or circumstances indicate impairment may exist.

Revenue Recognition
The Company recognizes revenue at the time the customer takes possession of the merchandise.  Customer returns are immaterial.  Sales taxes are not included in revenue.

The services the Company provided to its pharmacy benefit management (PBM) clients included: plan set-up, claims adjudication with network pharmacies, formulary management, and reimbursement services.  Through its PBM, the Company acted as an agent in administering pharmacy reimbursement contracts and did not assume credit risk.  Therefore, revenue was recognized as only the differential between the amount receivable from the client and the amount owed to the network pharmacy.  The Company acted as an agent to its clients with respect to administrative fees for claims adjudication.  Those service fees were recognized as revenue.

Gift Cards
The Company sells Walgreens gift cards to retail store customers and through its website.  The Company does not charge administrative fees on unused gift cards and most gift cards do not have an expiration date.  Income from gift cards is recognized when (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote ("gift card breakage") and there is no legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions.  The Company’s gift card breakage rate is determined based upon historical redemption patterns.  Gift card breakage income, which is included in selling, general and administrative expenses, was not significant in fiscal 2011, 2010 or 2009.

Impaired Assets and Liabilities for Store Closings
The Company tests long-lived assets for impairment whenever events or circumstances indicate that a certain asset may be impaired.  Store locations that have been open at least five years are reviewed for impairment indicators at least annually.  Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows.  Impairment charges included in selling, general and administrative expenses were $44 million in fiscal 2011, $17 million in fiscal 2010 and $10 million in fiscal 2009.

The Company also provides for future costs related to closed locations.  The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.  The reserve for store closings was $145 million, $151 million and $99 million in fiscal 2011, 2010 and 2009, respectively.  See Note 3 for additional disclosure regarding the Company’s reserve for future costs related to closed locations.

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

Advertising Costs
Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred.  Net advertising expenses, which are included in selling, general and administrative expenses, were $271 million in fiscal 2011, $271 million in fiscal 2010 and $334 million in fiscal 2009.  Included in net advertising expenses were vendor advertising allowances of $218 million in fiscal 2011, $197 million in fiscal 2010 and $174 million in fiscal 2009.

Stock-Based Compensation Plans
In accordance with ASC Topic 718, Compensation – Stock Compensation, the Company recognizes compensation expense on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.

Total stock-based compensation expense for fiscal 2011, 2010 and 2009 was $135 million, $84 million and $84 million, respectively.  The recognized tax benefit was $49 million, $29 million and $29 million for fiscal 2011, 2010 and 2009, respectively.

Unrecognized compensation cost related to non-vested awards at August 31, 2011, was $122 million.  This cost is expected to be recognized over a weighted average of three years.

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

The Company is subject to routine income tax audits that occur periodically in the normal course of business.  U.S. federal, state and local and foreign tax authorities raise questions regarding the Company’s tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with its various tax filing positions, the Company records a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to the liability for unrecognized tax benefits in the period in which the Company determines the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. The Company’s liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on the Consolidated Balance Sheets and in income tax expense in the Consolidated Statements of Earnings.

Earnings Per Share
The dilutive effect of outstanding stock options on earnings per share is calculated using the treasury stock method.  Stock options are anti-dilutive and excluded from the earnings per share calculation if the exercise price exceeds the average market price of the common shares.  Outstanding options to purchase common shares were excluded from the earnings per share calculations because they were anti-dilutive.  At August 31, 2011 and 2010, these options were 16,869,061 and 30,661,551, respectively.

Interest Expense
The Company capitalized $10 million, $12 million and $16 million of interest expense as part of significant construction projects during fiscal 2011, 2010 and 2009, respectively.  Interest paid, which is net of capitalized interest, was $89 million in fiscal years 2011, 2010 and 2009.

Accumulated Other Comprehensive Income (Loss)
The Company follows ASC Topic 715, Compensation – Retirement Benefits, for treatment of its postretirement medical liability.  The amount included in accumulated other comprehensive income related to the Company's postretirement plan was a gain of $4 million ($16 million after tax) at August 31, 2011, compared to a loss of $57 million ($24 million after tax) at August 31, 2010.  The minimum postretirement liability totaled $407 million and $441 million at August 31, 2011 and 2010, respectively.

New Accounting Pronouncements
In August 2010, the Financial Accounting Standards Board (FASB) issued an exposure draft on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet.  The proposed exposure draft states that lessees and lessors should apply a “right-of-use model” in accounting for all leases.  Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term.  The lease term is defined as the longest possible term that is “more likely than not” to occur.  The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset.  A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease.  On the basis of feedback received from comment letters, roundtables, and outreach sessions, the FASB has made significant changes to the proposals in the exposure draft and therefore has decided to re-expose the revised exposure draft in the first quarter of 2012.  The proposed standard, as currently drafted, will have a material impact on the Company’s reported results of operations and financial position.  The impact of this exposure draft is non-cash in nature and will not affect the Company’s cash position.

On June 16, 2011, the FASB issued Accounting Standards Update (ASU) 2011-05, Presentation of Comprehensive Income.  ASU 2011-05 requires entities to present the total of comprehensive income, the components of net income and the components of other comprehensive income in either (1) a single continuous statement of comprehensive income or (2) two separate but consecutive statements.  The ASU does not change the items that are required to be reported in other comprehensive income.  The ASU is effective for interim and annual periods beginning after December 15, 2011, and will be applied retrospectively.  The Company is still evaluating which of the two alternatives it will apply in reporting comprehensive income.  Neither alternative will have a material impact on the Company’s results of operations or financial position.

On September 15, 2011, the FASB issued ASU 2011-08, Intangibles – Goodwill and Other, which simplifies how an entity is required to test goodwill for impairment. This ASU would allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under the ASU, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The ASU includes a number of factors to consider in conducting the qualitative assessment.  The ASU is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.  Early adoption is permitted. This standard is not expected to have a material impact on the Company’s reported results of operations or financial position.

(2)    Restructuring

On October 30, 2008, the Company announced a series of strategic initiatives, approved by the Board of Directors, to enhance shareholder value.  One of these initiatives was a program known as “Rewiring for Growth,” which was designed to reduce cost and improve productivity through strategic sourcing of indirect spend, reducing corporate overhead and work throughout the Company’s stores, rationalization of inventory categories, and transforming community pharmacy.  These initiatives were completed in the fourth quarter of fiscal 2011.

The following pre-tax charges associated with Rewiring for Growth have been recorded in the Consolidated Statements of Earnings (in millions):

	Twelve Months Ended August 31,
	2011	2010	2009
Severance and other benefits	$5	$16	$74
Project cancellation settlements	-	-	7
Inventory charges	-	19	63
Restructuring expense	5	35	144
Consulting	37	50	76
Restructuring and restructuring-related costs	$42	$85	$220

Cost of sales	$-	$19	$63
Selling, general and administrative expenses	42	66	157
	$42	$85	$220

Severance and other benefits included the charges associated with employees who were separated from the Company.  In the current fiscal year, 72 employees have been separated from the Company.  Since inception, a total of 962 employees have been separated from the Company as a result of these initiatives.

Inventory charges relate to on-hand inventory that has been reduced from cost to selling price below cost.

The following balances have been recorded in accrued expenses and other liabilities on the Consolidated Condensed Balance Sheets (In millions):

Severance and Other Benefits
August 31, 2009 Reserve Balance	$4
Charges	19
Cash Payments	(23)
August 31, 2010 Reserve Balance	$-
Charges	5
Cash Payments	(5)
August 31, 2011 Reserve Balance	$-

Additionally, as a part of the Company’s Customer Centric Retailing (CCR) initiative, we are modifying the store format to enhance category layouts and adjacencies, shelf heights and sight lines, and brand and private brand assortments, all of which are designed to positively impact the shopper experience and increase customer frequency and purchase size.  We expect this format will be rolled out to approximately 5,500 existing stores.   At August 31, 2011, in total, we have converted 5,078 stores and opened 509 new stores with the CCR format.  We expect to convert the remaining existing stores in the first quarter of fiscal 2012 and continue to open new stores with the new CCR format throughout fiscal 2012.  For the remaining remodels, we expect the average total cost, which includes both selling, general and administrative expenses and capital, to be approximately $45 thousand per store.  For the fiscal year ended August 31, 2011, we incurred $144 million in total program costs, of which $84 million was included in selling, general and administrative expenses and $60 million in capital costs.  In fiscal 2010, we incurred $71 million in total program costs, of which $45 million was included in selling, general and administrative expenses and $26 million in capital costs.  The Company incurred $5 million in program costs, all of which was included in selling, general and administrative expenses, in fiscal 2009.

 (3)    Leases

The Company owns 21% of its operating locations; the remaining locations are leased premises.  Initial terms are typically 20 to 25 years, followed by additional terms containing cancellation options at five-year intervals, and may include rent escalation clauses.  The commencement date of all lease terms is the earlier of the date the Company becomes legally obligated to make rent payments or the date the Company has the right to control the property.  Additionally, the Company recognizes rent expense on a straight-line basis over the term of the lease.  In addition to minimum fixed rentals, most leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2011, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (in millions):

	Capital Lease	Operating Lease
2012	$9	$2,381
2013	11	2,379
2014	11	2,336
2015	10	2,277
2016	10	2,215
Later	168	24,617
Total minimum lease payments	$219	$36,205

The capital lease amount includes $106 million of executory costs and imputed interest.  Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $18 million on leases due in the future under non-cancelable subleases.

The Company provides for future costs related to closed locations.  The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.  In fiscal 2011, 2010 and 2009, the Company recorded charges of $54 million, $90 million and $67 million, respectively, for facilities that were closed or relocated under long-term leases.  These charges are reported in selling, general and administrative expenses on the Consolidated Statements of Earnings.

The changes in reserve for facility closings and related lease termination charges include the following (in millions):

	Twelve Months Ended August 31
	2011	2010
Balance – beginning of period	$151	$99
Provision for present value of non-cancellable lease payments of closed facilities	49	77
Assumptions about future sublease income, terminations and changes in interest rates	(19)	(9)
Interest accretion	24	22
Cash payments, net of sublease income	(60)	(45)
Reserve acquired through acquisition	-	7
Balance – end of period	$145	$151

The Company remains secondarily liable on 27 assigned leases.  The maximum potential undiscounted future payments are $30 million at August 31, 2011.  Lease option dates vary, with some extending to 2041.

Rental expense was as follows (in millions):

	2011	2010	2009
Minimum rentals	$2,506	$2,218	$1,973
Contingent rentals	9	9	11
Less: Sublease rental income	(15)	(9)	(9)
	$2,500	$2,218	$1,975

(4)    Acquisitions and Divestitures

In June 2011, the Company completed its acquisition of drugstore.com, inc. (drugstore.com) for cash proceeds of $398 million including the assumption of $17 million of debt.  Based on preliminary purchase accounting, the acquisition added $132 million to goodwill and $122 million related to other intangible assets.   The addition of drugstore.com's online business across its health, personal care, beauty and vision categories better positions the Company as the most convenient multi-channel retailer of health and daily living needs in America.

The aggregate purchase price of all business and intangible asset acquisitions excluding drugstore.com was $232 million in fiscal 2011.  These acquisitions added $26 million to goodwill and $193 million to intangible assets, primarily prescription files.  The remaining fair value relates to immaterial amounts of tangible assets, less liabilities assumed.  Operating results of the businesses acquired have been included in the Consolidated Statements of Earnings from their respective acquisition dates forward and were not material.  Pro forma results of the Company, assuming all of the acquisitions had occurred at the beginning of each period presented, would not be materially different from the results reported.

In June 2011, the Company completed the sale of its pharmacy benefit management business, Walgreens Health Initiatives, Inc. (WHI), to Catalyst Health Solutions, Inc. in a cash transaction for $525 million, $40 million of which was withheld in escrow.  Net cash proceeds related to the transaction were $442 million.  The Company recorded a pre-tax gain in the fourth fiscal quarter of $434 million on the transaction.

On April 9, 2010, the Company completed the stock acquisition of Duane Reade Holdings, Inc., and Duane Reade Shareholders, LLC (Duane Reade), which consisted of 258 Duane Reade stores located in the New York City metropolitan area, as well as the corporate office and two distribution centers.  Total purchase price was $1,134 million, which included the assumption of debt.  Included in the purchase price is a fair market value adjustment to increase debt assumed by $81 million.  This acquisition increased the Company’s presence in the New York metropolitan area.

The allocation of the purchase price of Duane Reade was accounted for under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations.  Goodwill, none of which is deductible for tax purposes, and other intangible assets recorded in connection with the acquisition totaled $401 million and $445 million, respectively.  Goodwill consists of expected purchasing synergies, consolidation of operations and reductions in selling, general and administrative expenses.  Intangible assets consist of $303 million of favorable lease interests (10-year weighted average useful life), $75 million in customer relationships (10-year useful life), $38 million in trade name (5-year useful life) and $29 million in other intangible assets (10-year useful life).

Assets acquired and liabilities assumed in the transaction were recorded at their acquisition date fair values while transaction costs associated with the acquisition were expensed as incurred.  The Company’s allocation was based on an evaluation of the appropriate fair values and represented management’s best estimate based on available data.  Final purchase accounting was completed in the first quarter of fiscal 2011.  There were no material adjustments to the preliminary purchase price allocation.  The final fair values of assets acquired and liabilities assumed on April 9, 2010, are as follows (in millions):

Accounts receivable	$52
Inventory	228
Other current assets	99
Property and equipment	219
Other non-current assets	3
Intangible assets	445
Goodwill	401
Total assets acquired	1,447
Liabilities assumed	313
Debt assumed	574
Net cash paid	$560

The fair values of goodwill and intangible assets associated with the acquisition of Duane Reade were determined to be Level 3 measurements under the fair value hierarchy.  Intangible asset values were estimated based on future cash flows and customer attrition rates discounted using an estimated weighted average cost of capital.

The Company assumed federal net operating losses of $286 million and state net operating losses of $261 million, both of which begin to expire in 2018, in conjunction with the Duane Reade acquisition.

In fiscal 2011 and 2010, the Company incurred $32 million and $71 million, respectively, in costs related to the acquisition, all of which was included in selling, general and administrative expenses.  Actual results from Duane Reade operations included in the Consolidated Statements of Earnings since the date of acquisition are as follows (in millions, except per share amounts):

	Twelve Months Ended August,
	2011	2010
Net sales	$1,868	$732
Net loss	(7)	(56)
Net earnings per common share:
Basic	(0.01)	(0.06)
Diluted	(0.01)	(0.06)

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

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit “passed” (fair value exceeds the carrying amount) or “failed” (the carrying amount exceeds fair value) the first step of the goodwill impairment test. The Company's reporting units' fair values exceeded their carrying amounts by 5% to more than 300%. The fair values for two reporting units each exceeded their carrying amounts by 10% or less. Goodwill allocated to these reporting units was $173 million at May 31, 2011. For each of these reporting units, relatively small changes in the Company’s key assumptions may have resulted in the recognition of significant goodwill impairment charges. The Company’s Long Term Care Pharmacy’s goodwill was impaired by $16 million in fiscal 2010 as a result of the asset sale agreement with Omnicare, Inc., which was signed on August 31, 2010.

Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. That is, a 1% change in estimated future cash flows would decrease the estimated fair value of the reporting unit by approximately 1%. The estimated long-term rate of net sales growth can have a significant impact on the estimated future cash flows, and therefore, the fair value of each reporting unit. For the two reporting units whose fair values exceeded carrying values by 10% or less, a 1% decrease in the long-term net sales growth rate would have resulted in the reporting units failing the first step of the goodwill impairment test. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate.  A 1% increase in estimated discount rates for the two reporting units whose fair value exceeded carrying value by 10% or less would also have resulted in the reporting units failing step one. The Company believes that its estimates of future cash flows and discount rates are reasonable, but future changes in the underlying assumptions could differ due to the inherent uncertainty in making such estimates.

Changes in the carrying amount of goodwill consist of the following activity (in millions):

	2011	2010
Net book value – September 1
Goodwill	$1,915	$1,473
Accumulated impairment losses	(28)	(12)
Total	1,887	1,461
Acquisitions	158	442
Impairment charges	-	(16)
Other	(28)	-
Net book value – August 31	$2,017	$1,887

The carrying amount and accumulated amortization of intangible assets consists of the following (in millions):

	2011	2010
Gross Intangible Assets
Purchased prescription files	$913	$749
Favorable lease interests	385	377
Purchasing and payer contracts	308	280
Non-compete agreements	95	69
Trade name	71	44
Other amortizable intangible assets	4	34
Total gross intangible assets	1,776	1,553

Accumulated amortization
Purchased prescription files	(338)	(293)
Favorable lease interests	(76)	(38)
Purchasing and payer contracts	(94)	(68)
Non-compete agreements	(43)	(33)
Trade name	(11)	(3)
Other amortizable intangibles	(2)	(4)
Total accumulated amortization	(564)	(439)
Total intangible assets, net	$1,212	$1,114

Amortization expense for intangible assets was $219 million in fiscal 2011, $182 million in fiscal 2010 and $148 million in fiscal 2009.  The weighted-average amortization period for purchased prescription files was seven years for fiscal 2011 and six years for fiscal 2010.  The weighted-average amortization period for favorable lease interests was 11 years for fiscal 2011 and 2010.  The weighted-average amortization period for purchasing and payer contracts was 13 years for fiscal 2011 and 2010.  The weighted-average amortization period for non-compete agreements was five years for fiscal 2011 and 2010.  The weighted-average amortization period for trade names was nine years for fiscal 2011 and five years for fiscal 2010.   Trade names include $6 million of indefinite life assets.  The weighted-average amortization period for other intangible assets was 10 years for fiscal 2011 and 2010.

Expected amortization expense for intangible assets recorded at August 31, 2011, is as follows (in millions):

2012	2013	2014	2015	2016
$218	$192	$160	$128	$90

(6)      Income Taxes

The provision for income taxes consists of the following (in millions):

	2011	2010	2009
Current provision -
Federal	$1,301	$1,129	$807
State	147	90	91
	1,448	1,219	898
Deferred provision -
Federal	113	62	243
State	19	1	17
	132	63	260
Income tax provision	$1,580	$1,282	$1,158

The difference between the statutory federal income tax rate and the effective tax rate is as follows:

	2011	2010	2009
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.6	2.2	2.2
Medicare Part D Subsidy	-	1.3	-
Other	(0.8)	(0.5)	(0.6)
Effective income tax rate	36.8%	38.0%	36.6%

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (in millions):

	2011	2010
Deferred tax assets -
Postretirement benefits	$214	$179
Compensation and benefits	165	228
Insurance	226	190
Accrued rent	112	176
Tax benefits	327	138
Stock compensation	179	133
Inventory	143	59
Other	78	123
Subtotal	1,444	1,226
Less: Valuation allowance	91	-
Total deferred tax assets	1,353	1,226
Deferred tax liabilities -
Accelerated depreciation	1,176	1,050
Inventory	476	356
Intangible assets	49	117
Other	31	45
Subtotal	1,732	1,568
Net deferred tax liabilities	$379	$342

At August 31, 2011, the Company has recorded deferred tax assets of $287 million reflecting the benefit of $452 million in federal and $940 million in state loss carryforwards.  These deferred tax assets will expire at various dates from 2012 through 2031.

The Company believes it is more likely than not that the benefit from certain net operating loss carryforwards will not be realized. In recognition of this risk, the Company has recorded a valuation allowance of $91 million on certain deferred tax assets relating to these net operating losses.

Income taxes paid were $1,320 million, $1,195 million and $768 million during the fiscal years ended August 31, 2011, 2010 and 2009, respectively.

ASC Topic 740 Income Taxes, provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file in a particular jurisdiction.  All unrecognized benefits at August 31, 2011, and August 31, 2010, were classified as long-term liabilities on the Consolidated Balance Sheets.

The following table provides a reconciliation of the total amounts of unrecognized tax benefits for fiscal 2011 (in millions):

	2011	2010	2009
Balance at beginning of year	$93	$128	$64
Gross increases related to tax positions in a prior period	25	12	38
Gross decreases related to tax positions in a prior period	(68)	(57)	(5)
Gross increases related to tax positions in the current period	54	37	38
Settlements with taxing authorities	(8)	(21)	(1)
Lapse of statute of limitations	(2)	(6)	(6)
Balance at end of year	$94	$93	$128

At August 31, 2011, 2010 and 2009, $81 million, $57 million and $43 million, respectively, of unrecognized tax benefits would favorably impact the effective tax rate if recognized.

The Company recognizes interest and penalties in the income tax provision in its Consolidated Statements of Earnings.  At August 31, 2011, and August 31, 2010, the Company had accrued interest and penalties of $24 million and $20 million, respectively.

The Company files a consolidated U.S. federal income tax return, as well as income tax returns in various states.  It is no longer subject to U.S. federal income tax examinations for years before fiscal 2008, except for one issue related to fiscal 2006 and 2007 currently in appeals. With few exceptions, it is no longer subject to state and local income tax examinations by tax authorities for years before fiscal 2006.  The Company anticipates that the Internal Revenue Service will complete its audit of fiscal years 2008 and 2009 in fiscal 2012.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will increase or decrease during the next 12 months; however, the Company does not expect the change to have a material effect on its results of operations or its financial position.

(7)    Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt consists of the following at August 31 (in millions):

	2011	2010
Short-Term Borrowings -
Current maturities of loans assumed through the purchase of land and buildings; various interest rates from 5.00% to 8.75%; various maturities from 2012 to 2035	$8	$7
Other	5	5
Total short-term borrowings	$13	$12

Long-Term Debt -
4.875% unsecured notes due 2013 net of unamortized discount and interest rate swap fair market value adjustment (see Note 8)	$1,339	$1,348
5.250% unsecured notes due 2019 net of unamortized discount and interest rate swap fair market value adjustment (see Note 8)	1,011	995
Loans assumed through the purchase of land and buildings; various interest rates from 5.00% to 8.75%; various maturities from 2012 to 2035	54	53
	2,404	2,396
Less current maturities	(8)	(7)
Total long-term debt	$2,396	$2,389

The Company has had no activity or outstanding balances in its commercial paper program since the second quarter of fiscal 2009.  In connection with the commercial paper program, the Company maintains two unsecured backup syndicated lines of credit that total $1.1 billion.  The first $500 million facility expires on July 20, 2015, and allows for the issuance of up to $250 million in letters of credit, which reduces the amount available for borrowing.  The second $600 million facility expires on August 13, 2012.  The Company’s ability to access these facilities is subject to compliance with the terms and conditions of the credit facilities, including financial covenants.  The covenants require the Company to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments.  At August 31, 2011, the Company was in compliance with all such covenants.  The Company pays a facility fee to the financing banks to keep these lines of credit active.  At August 31, 2011, there were no letters of credit issued against these credit facilities and the Company does not anticipate any future letters of credit to be issued against these facilities.

On July 17, 2008, the Company issued notes totaling $1,300 million bearing an interest rate of 4.875% paid semiannually in arrears on February 1 and August 1 of each year, beginning on February 1, 2009. The notes will mature on August 1, 2013. The Company may redeem the notes, at any time in whole or from time to time in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest, discounted to the date of redemption on a semiannual basis at the Treasury Rate, plus 30 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption.  If a change of control triggering event occurs, unless the Company has exercised its option to redeem the notes, it will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of redemption.  The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness of the Company. The notes are not convertible or exchangeable.  Total issuance costs relating to this offering were $9 million, which included $8 million in underwriting fees.  The fair value of the notes as of August 31, 2011 and 2010, was $1,403 million and $1,446 million, respectively.  Fair value for these notes was determined based upon quoted market prices.

On January 13, 2009, the Company issued notes totaling $1,000 million bearing an interest rate of 5.25% paid semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2009. The notes will mature on January 15, 2019. The Company may redeem the notes, at any time in whole or from time to time in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest, discounted to the date of redemption on a semiannual basis at the Treasury Rate, plus 45 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption.  If a change of control triggering event occurs, unless the Company has exercised its option to redeem the notes, it will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of redemption.  The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness of the Company. The notes are not convertible or exchangeable.  Total issuance costs relating to this offering were $8 million, which included $7 million in underwriting fees.  The fair value of the notes as of August 31, 2011 and 2010, was $1,173 million and $1,167 million, respectively.  Fair value for these notes was determined based upon quoted market prices.

(8)    Financial Instruments

The Company uses derivative instruments to manage its interest rate exposure associated with some of its fixed-rate borrowings.  The Company does not use derivative instruments for trading or speculative purposes.  All derivative instruments are recognized in the Consolidated Balance Sheets at fair value.  The Company designates interest rate swaps as fair value hedges of fixed-rate borrowings.  For derivatives designated as fair value hedges, the change in the fair value of both the derivative instrument and the hedged item are recognized in earnings in the current period.  At the inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective for undertaking the hedge.  In addition, it assesses both at inception of the hedge and on an ongoing basis whether the derivative in the hedging transaction has been highly effective in offsetting changes in fair value of the hedged item and whether the derivative is expected to continue to be highly effective.  The impact of any ineffectiveness is recognized currently in earnings.

Counterparties to derivative financial instruments expose the Company to credit-related losses in the event of nonperformance, but the Company regularly monitors the creditworthiness of each counterparty.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in interest expense on the Consolidated Statement of Earnings.

In January 2010, the Company terminated its existing one-month future LIBOR swaps that converted $1,300 million of its 4.875% fixed rate debt to floating.  Upon termination, the Company received payment from its counterparty that consisted of accrued interest and an amount representing the fair value of the swaps.  The related fair value benefit attributed to the Company’s debt continues to amortize over the life of the debt, which matures on August 1, 2013.  The Company then entered into six-month LIBOR in arrears swaps with two counterparties.

In May 2011, the Company entered into interest rate swaps with two counterparties converting $250 million of its 5.25% fixed rate notes to a floating interest rate based on the six-month LIBOR in arrears plus a constant spread.  The swap termination date coincides with the notes maturity date, January 15, 2019.

The notional amounts of derivative instruments outstanding at August 31, 2011 and 2010, were as follows (in millions):

	2011	2010
Derivatives designated as hedges:
Interest rate swaps	$1,550	$1,300

The changes in fair value of the notes attributable to the hedged risk are included in long-term debt on the Consolidated Balance Sheets (see Note 7) and amortized through maturity.  At August 31, 2011 and 2010, the Company had net unamortized fair value changes of $57 million and $51 million, respectively.

The fair value and balance sheet presentation of derivative instruments at August 31, 2011, were as follows (in millions):

	Location in Consolidated Balance Sheet	2011	2010
Asset derivatives designated as hedges:
Interest rate swaps	Other non-current assets	$63	$44

Gains and losses relating to the ineffectiveness of the Company’s derivative instruments are recorded in interest expense on the Consolidated Statement of Earnings.  The Company recorded a $1 million gain in both fiscal years 2011 and 2010.

(9)      Fair Value Measurements

The Company measures its assets and liabilities in accordance with ASC Topic 820, Fair Value Measurements and Disclosures.  ASC Topic 820 defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.  In addition, it establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

Level 1 -	Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2 -	Observable inputs other than quoted prices in active markets.
Level 3 -	Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis were as follows (in millions):

	August 31, 2011	Level 1	Level 2	Level 3
Assets:
Money market funds	$1,239	$1,239	$-	$-
Interest rate swaps	63	-	63	-

	August 31, 2010	Level 1	Level 2	Level 3
Assets:
Money market funds	$1,030	$1,030	$-	$-
Interest rate swaps	44	-	44	-

Interest rate swaps are valued using six-month LIBOR in arrears rates.  See Note 8 for additional disclosure regarding financial instruments.

Assets measured at fair value on a non-recurring basis were as follows (in millions):

	August 31, 2010	Level 1	Level 2	Level 3
Assets:
Goodwill	$3	$-	$-	$3

Goodwill for the Company’s Long-Term Care Pharmacy with a carrying value of $19 million was written down to its implied fair value of $3 million in fiscal year 2010.  The impairment resulted in a $16 million charge and added a $6 million deferred tax asset.  The determination of fair value was based on an asset sale agreement with Omnicare, Inc., which was signed on August 31, 2010.  See Note 5 for further discussion on the impairment.

The Company reports its debt instruments under the guidance of ASC Topic 825, Financial Instruments, which requires disclosure of the fair value of the Company’s debt in the footnotes to the consolidated condensed financial statements.

(10)    Commitments and Contingencies

The Company is involved in legal proceedings, including those described below, and is subject to investigations, inspections, audits, inquiries and similar actions by governmental authorities, arising in the normal course of the Company’s business.  Litigation, in general, and securities and class action litigation, in particular, can be expensive and disruptive.  Some of these suits may purport or may be determined to be class actions and/or involve parties seeking large and/or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years.  The results of legal proceedings are often uncertain and difficult to predict, and the costs incurred in litigation can be substantial, regardless of the outcome.

On a quarterly basis, the Company assesses its liabilities and contingencies for outstanding legal proceedings, including those described below, and reserves are established on a case-by-case basis for those legal claims for which management concludes that it is probable that a loss will be incurred and that the amount of such loss can be reasonably estimated. Management's assessment of our current litigation and other legal proceedings, including the corresponding accruals, could change because of the discovery of facts with respect to legal actions or other proceedings pending against the Company which are not presently known.  Adverse determinations by judges, juries or other parties could also result in changes to management’s assessment of current liabilities and contingencies.  The ultimate costs of resolving these claims may be substantially higher or lower than the amounts reserved.  Due to the inherent difficulty of predicting the outcome of litigation and other legal proceedings, the Company cannot predict the eventual outcome of these matters, and it is reasonably possible that some of them could be resolved unfavorably to the Company.  As a result, it is possible that the Company’s results of operations or cash flows in a particular fiscal period could be materially affected by an unfavorable resolution of pending litigation or contingencies.  However, based on its current knowledge, management does not expect reasonably possible losses relating to the outcome of current litigation and legal proceedings, after consideration of applicable reserves and rights to indemnification, to be material to the Company’s consolidated financial position.

On August 31, 2009, a Walgreen Co. shareholder named Dan Himmel filed a lawsuit, purportedly on the Company’s behalf, against several current and former officers and directors (each, an “Individual Defendant”).  The case was captioned Himmel v. Wasson, et. al. and was filed in the Circuit Court of Lake County, Illinois.  Himmel alleged that the Company’s management: (i) knew, or was reckless in not knowing, that selling, general and administrative expenses in the fourth quarter of 2007 were too high, in light of decreased profits from generic drug sales; (ii) knew, or was reckless in not knowing, that the Company would not realize gross profits near what many Wall Street analysts were predicting; and (iii) the directors and officers had a duty both to prevent the drop in gross profits and to disclose the expected drop to the public and failed to do either.  On September 28, 2011, the Circuit Court approved a settlement agreement among the parties pursuant to which the Company agreed to pay an amount in respect of plaintiff's attorneys' fees and litigation expenses and the Circuit Court dismissed the case with prejudice.  The settlement was not material to the Company’s business or consolidated financial position.

The Company previously guaranteed a credit agreement on behalf of SureScripts-RxHub, LLC, which provides electronic prescription data services.  The guarantee arose as a result of a business decision between parties to ensure that the operations of SureScripts-RxHub, LLC would have additional support to access financing.  The liability was $10 million at August 31, 2010.  In the third quarter of the current fiscal year, the Company was fully released from its guarantee obligation.

(11)    Capital Stock

On October 14, 2009, the Board of Directors approved a long-term capital policy to maintain a strong balance sheet and financial flexibility; reinvest in its core strategies; invest in strategic opportunities that reinforce its core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term.  In connection with the Company’s capital policy, its Board of Directors authorized a share repurchase program (2009 repurchase program) and set a long-term dividend payout ratio target between 30 and 35 percent of net income.  The 2009 repurchase program, which was completed in September 2010, allowed for the repurchase of up to $2.0 billion of the Company’s common stock.  Shares totaling $360 million and $1,640 million were purchased in conjunction with the 2009 repurchase program during fiscal 2011 and 2010, respectively.  On October 13, 2010, the Board of Directors authorized the 2011 repurchase program, which was completed in July 2011, which allowed for the repurchase of up to $1.0 billion of the Company’s common stock.  On July 13, 2011, the Board of Directors authorized the 2012 repurchase program, which allows for the repurchase of up to $2.0 billion of the Company’s common stock prior to its expiration on December 31, 2015.  Shares totaling $424 million were purchased in fiscal 2011 related to the 2012 program.  In addition, the Company continues to repurchase shares to support the needs of the employee stock plans.  Shares totaling $244 million were purchased to support the needs of the employee stock plans during the current fiscal year as compared to $116 million last year.  At August 31, 2011, 65,846,553 shares of common stock were reserved for future issuances under the Company’s various employee benefit plans.  The timing and amount of repurchases is based on an assessment of various factors including prevailing market conditions, alternate uses of capital, liquidity, the economic environment and other factors.  The Company has, and may from time to time in the future, repurchase shares on the open market through Rule 10b5-1 plans, which enable a company to repurchase shares at times when it otherwise might be precluded from doing so under insider trading laws.

(12)    Stock Compensation Plans

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a 10-year period to eligible non-executive employees upon the purchase of Company shares, subject to certain restrictions. Employees may purchase Company shares through cash purchases or loans. The option price is the closing price of a share of common stock on the grant date. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock.  At August 31, 2011, there were 13,166,886 shares available for future grants.  The options granted during fiscal 2011, 2010 and 2009 have a three-year vesting period.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a 10-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, options may be granted until January 13, 2020, for an aggregate of 63,400,000 shares of common stock.  At August 31, 2011, 20,663,973 shares were available for future grants.  The options granted during fiscal 2011, 2010 and 2009 have a three-year vesting period.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a ten-year period, at a price not less than the fair market value on the date of the grant. Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the Company's 4,000th store, were granted a stock option to purchase 100 shares. The Plan authorized the grant of an aggregate of 15,000,000 shares of common stock.  At August 31, 2011, 7,833,423 shares were available for future grants.  The options vested and became exercisable on March 11, 2006, and any unexercised options will expire on March 10, 2013, subject to earlier termination if the optionee’s employment ends.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase. Employees may make purchases by cash, loans or payroll deductions up to certain limits. The aggregate number of shares that may be purchased under this Plan is 94,000,000.  At August 31, 2011, 18,500,086 shares were available for future purchase.

The Walgreen Co. Long-Term Performance Incentive Plan (amended and restated Restricted Performance Share Plan) was approved by the shareholders on January 10, 2007.  The Plan offers performance-based incentive awards and equity-based awards to key employees.  The awards are subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a multiyear period from the date of grant.  The Long-Term Performance Incentive Plan was authorized to grant an aggregate of 10,000,000 shares of common stock.  As of August 31, 2011, 5,682,185 shares were available for future issuance under the Long-Term Performance Incentive Plan.  In accordance with ASC Topic 718, Compensation – Stock Compensation, compensation expense is recognized on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.  Compensation expense related to the Plan was $1 million in fiscal 2011.  This compares to $3 million in fiscal 2010 and $6 million in fiscal 2009.

In fiscal 2009, the Company introduced the Restricted Stock Unit and Performance Share Plans under the Long-Term Performance Incentive Plan.  In accordance with ASC Topic 718, Compensation – Stock Compensation, compensation expense is recognized on a straight-line basis based on a three-year cliff vesting schedule for the annual restricted stock units and straight line over a three-year vesting schedule for the performance shares.  The Company recognized $45 million, $18 million and $12 million of expense related to these plans in fiscal years 2011, 2010 and 2009, respectively.

The Walgreen Co. Nonemployee Director Stock Plan provides that each nonemployee director receives an equity grant of shares each year on November 1.  Effective November 1, 2009, the value of the annual stock grant made to directors on each November 1 increased from $120,000 to $155,000.  The number of shares granted is determined by dividing $155,000 by the price of a share of common stock on November 1.  Each nonemployee director may elect to receive this annual share grant in the form of shares or deferred stock units.   Each nonemployee director received a grant of 4,552 shares in fiscal 2011, 4,097 shares in fiscal 2010 and 4,713 shares in fiscal 2009.  New directors in any of the fiscal years were given a prorated amount.  Effective November 1, 2009, the payment of the annual retainer was changed to be paid only in the form of cash, which may still be deferred.  Previously, the annual retainer was paid one-half in cash and one-half in Walgreen Co. common stock.

A summary of information relative to the Company’s stock option plans follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Outstanding at August 31, 2010	49,107,203	$34.75	6.03	$16
Granted	9,015,933	28.93
Exercised	(4,349,340)	33.74
Expired/Forfeited	(4,739,950)	35.44
Outstanding at August 31, 2011	49,033,846	33.70	6.04	193
Vested or expected to vest at August 31, 2011	28,919,936	29.89	7.75	164
Exercisable at August 31, 2011	19,154,555	39.63	3.32	24

The intrinsic value for options exercised in fiscal 2011, 2010 and 2009 was $33 million, $29 million and $6 million, respectively.  The total fair value of options vested in fiscal 2011, 2010 and 2009 was $58 million, $53 million and $56 million, respectively.

Cash received from the exercise of options in fiscal 2011 was $147 million compared to $134 million in the prior year.  The related tax benefit realized was $14 million in fiscal 2011 compared to $11 million in the prior year.

A summary of information relative to the Company’s restricted stock awards follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at August 31, 2010	96,710	$37.53
Granted	-	-
Forfeited	(111)	36.43
Vested	(48,553)	38.92
Nonvested at August 31, 2011	48,046	36.13

A summary of information relative to the Company’s restricted stock unit plan follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2010	1,148,164	$34.40
Granted	1,005,255	33.13
Dividends	37,510	38.16
Forfeited	(191,137)	33.31
Vested	(88,555)	32.76
Outstanding at August 31, 2011	1,911,237	33.94

A summary of information relative to the Company’s performance share plan follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2010	996,621	$35.02
Granted	840,101	28.30
Forfeited	(17,054)	29.21
Vested	-	-
Outstanding at August 31, 2011	1,819,668	31.83

The fair value of each option grant was determined using the Black-Scholes option pricing model with weighted-average assumptions used in fiscal 2011, 2010 and 2009:

	2011	2010	2009
Risk-free interest rate (1)	2.12%	3.14%	3.47%
Average life of option (years) (2)	7.2	7.3	6.8
Volatility (3)	28.08%	28.01%	34.00%
Dividend yield (4)	1.94%	1.91%	2.30%
Weighted-average grant-date fair value
Granted at market price	$8.12	$9.80	$9.14

(1)	Represents the U.S. Treasury security rates for the expected term of the option.
(2)	Represents the period of time that options granted are expected to be outstanding. The Company analyzed separate groups of employees with similar exercise behavior to determine the expected term.
(3)	Volatility was based on historical and implied volatility of the Company’s common stock.
(4)	Represents the Company’s cash dividend for the expected term.

(13)    Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust, to which both the Company and participating employees contribute.  The Company's contribution, which has historically related to pre-tax income and a portion of which is in the form of a guaranteed match, is determined annually at the discretion of the Board of Directors.  The profit-sharing provision was $382 million in fiscal 2011, $300 million in fiscal 2010 and $282 million in fiscal 2009.  The Company's contributions were $322 million in fiscal 2011, $293 million in fiscal 2010 and $301 million in fiscal 2009.

The Company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire. The costs of these benefits are accrued over the service life of the employee.  The postretirement health benefit plans are not funded.  In May 2009, the postretirement health benefit plans were amended to change eligibility requirements.  As a result of this amendment, the Company recognized curtailment income of $16 million in fiscal 2009.  Additionally in fiscal 2009, the Company recognized a special retirement benefit expense of $4 million related to accelerating eligibility for certain employees who elected special early retirement as a part of its Rewiring for Growth program.

Components of net periodic benefit costs (in millions):

	2011	2010	2009
Service cost	$15	$11	$12
Interest cost	22	20	26
Amortization of actuarial loss	14	7	4
Amortization of prior service cost	(10)	(10)	(6)
Special retirement benefit	-	-	4
Curtailment gain	-	-	(16)
Total postretirement benefit cost	$41	$28	$24

Change in benefit obligation (in millions):

	2011	2010
Benefit obligation at September 1	$441	$328
Service cost	15	11
Interest cost	22	20
Actuarial (gain) loss	(57)	92
Benefit payments	(18)	(14)
Participants’ contributions	4	4
Benefit obligation at August 31	$407	$441

Change in plan assets (in millions):

	2011	2010
Plan assets at fair value at September 1	$-	$-
Plan participants’ contributions	4	4
Employer contributions	14	10
Benefits paid	(18)	(14)
Plan assets at fair value at August 31	$-	$-

Funded status (in millions):

	2011	2010
Funded status	$(407)	$(441)
Unrecognized actuarial gain	-	-
Unrecognized prior service cost	-	-
Accrued benefit cost at August 31	$(407)	$(441)

Amounts recognized in the Consolidated Balance Sheets (in millions):

	2011	2010
Current liabilities (present value of expected 2012 net benefit payments)	$(11)	$(11)
Non-current liabilities	(396)	(430)
Net liability recognized at August 31	$(407)	$(441)

Amounts recognized in accumulated other comprehensive (income) loss (in millions):

	2011	2010
Prior service credit	$(121)	$(131)
Net actuarial loss	117	188

Amounts expected to be recognized as components of net periodic costs for fiscal year 2012 (in millions):

2012
Prior service credit	$(10)
Net actuarial loss	8

The measurement date used to determine postretirement benefits is August 31.

The discount rate assumption used to compute the postretirement benefit obligation at year-end was 5.40% for 2011 and 4.95% for 2010.  The discount rate assumption used to determine net periodic benefit cost was 4.95%, 6.15% and 7.50% for fiscal years ending 2011, 2010 and 2009, respectively.  The consumer price index assumption used to compute the postretirement benefit obligation was 2.00% for 2011 and 3.50% for 2010.

Future benefit costs were estimated assuming medical costs would increase at a 7.50% annual rate, gradually decreasing to 5.25% over the next nine years and then remaining at a 5.25% annual growth rate thereafter.  A one percentage point change in the assumed medical cost trend rate would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on service and interest cost	$7	$(6)
Effect on postretirement obligation	73	(59)

Estimated future benefit payments and federal subsidy (in millions):

	Estimated Future Benefit Payments	Estimated Federal Subsidy
2012	$13	$1
2013	14	2
2014	15	2
2015	17	2
2016	19	3
2017-2021	133	21

The expected benefit to be paid net of the estimated federal subsidy during fiscal year 2012 is $12 million.

 (14)    Supplementary Financial Information

Non-cash transactions in fiscal 2011 include $116 million in accrued liabilities related to the purchase of property and equipment, a $62 million increase in the retiree medical benefit liability and a $36 million increase in the liability for dividends declared.  Non-cash transactions in fiscal 2010 include a $95 million increase in the retiree medical benefit liability, a $29 million increase in the liability for dividends declared and $44 million in accrued liabilities related to the purchase of property and equipment.

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (in millions):

	2011	2010
Accounts receivable -
Accounts receivable	$2,598	$2,554
Allowance for doubtful accounts	(101)	(104)
	$2,497	$2,450
Other non-current assets -
Intangible assets, net (see Note 5)	$1,212	$1,114
Other	377	168
	$1,589	$1,282
Accrued expenses and other liabilities -
Accrued salaries	$856	$781
Taxes other than income taxes	489	419
Insurance	230	233
Profit sharing	253	197
Other	1,247	1,133
	$3,075	$2,763
Other non-current liabilities -
Postretirement health care benefits	$396	$430
Accrued rent	418	384
Insurance	346	330
Other	625	591
	$1,785	$1,735

Summary of Quarterly Results (Unaudited)
(In millions, except per share amounts)

	Quarter Ended
	November	February	May	August	Fiscal Year
Fiscal 2011
Net Sales	$17,344	$18,502	$18,371	$17,967	$72,184
Gross Profit	4,945	5,324	5,154	5,069	20,492
Net Earnings	580	739	603	792	2,714
Per Common Share -
Basic	$.62	$.80	$.66	$.88	$2.97
Diluted	.62	.80	.65	.87	2.94
Cash Dividends Declared Per Common Share	$.1750	$.1750	$.1750	$.2250	$.7500
Fiscal 2010
Net Sales	$16,364	$16,987	$17,199	$16,870	$67,420
Gross Profit	4,538	4,897	4,749	4,792	18,976
Net Earnings	489	669	463	470	2,091
Per Common Share -
Basic	$.49	$.68	$.47	$.49	$2.13
Diluted	.49	.68	.47	.49	2.12
Cash Dividends Declared Per Common Share	$.1375	$.1375	$.1375	$.1750	$.5875

Common Stock Prices

Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2011 and 2010.

		Quarter Ended
		November	February	May	August	Fiscal Year
Fiscal 2011	High	$35.27	$42.91	$44.67	$44.91	$44.91
	Low	27.17	35.17	38.82	34.11	27.17
Fiscal 2010	High	$40.37	$39.37	$37.83	$32.82	$40.37
	Low	33.55	33.29	31.92	26.36	26.36

Comparison of Five-Year Cumulative Total Return

The following graph compares the five-year cumulative total return of the Company's common stock with the S&P 500 Index and the Value Line Pharmacy Services Industry Index.  The graph assumes a $100 investment made August 31, 2006, and the reinvestment of all dividends.  The historical performance of the Company’s common stock is not necessarily indicative of future stock performance.

	Value of Investment at August 31,
	2006	2007	2008	2009	2010	2011
Walgreen Co.	$100.00	$91.80	$75.01	$70.95	$57.29	$76.50
S&P 500 Index	100.00	115.13	102.31	83.63	87.74	103.97
Value Line Pharmacy Services Industry Index	100.00	105.54	104.80	102.09	89.34	115.93

This performance graph and accompanying disclosure is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any of the Company’s filings under the Securities Act or the Exchange Act, irrespective of the timing of and any general incorporation language in such filing.

Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2011.  Deloitte & Touche LLP, the Company’s independent registered public accounting firm, has audited our internal control over financial reporting, as stated in its report which is included herein.

/s/	Gregory D. Wasson	/s/	Wade D. Miquelon
	Gregory D. Wasson		Wade D. Miquelon
	President and Chief Executive Officer		Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. and Subsidiaries (the “Company”) as of August 31, 2011 and 2010, and the related consolidated statements of earnings, shareholders’ equity, and cash flows for each of the three years in the period ended August 31, 2011. We also have audited the Company’s internal control over financial reporting as of August 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

October 25, 2011