Form 10-K, Exhibit 13
period 2012-08-31
WALGREEN CO
filed 2012-10-19
CIK 104207

Five-Year Summary of Selected Consolidated Financial Data
Walgreen Co. and Subsidiaries
(Dollars in Millions, except per share and location amounts)

Fiscal Year	2012(1)	2011	2010(4)	2009	2008
Net sales	$71,633	$72,184	$67,420	$63,335	$59,034
Cost of sales (2)	51,291	51,692	48,444	45,722	42,391
Gross Profit	20,342	20,492	18,976	17,613	16,643
Selling, general and administrative expenses (1) (2) (6)	16,878	16,561	15,518	14,366	13,202
Gain on sale of business (3)	-	434	-	-	-
Operating Income	3,464	4,365	3,458	3,247	3,441
Interest expense, net (1)	(88)	(71)	(85)	(83)	(11)
Earnings Before Income Tax Provision	3,376	4,294	3,373	3,164	3,430
Income tax provision (5)	1,249	1,580	1,282	1,158	1,273
Net Earnings	$2,127	$2,714	$2,091	$2,006	$2,157
Per Common Share
Net earnings
Basic	$2.43	$2.97	$2.13	$2.03	$2.18
Diluted	2.42	2.94	2.12	2.02	2.17
Dividends declared	.95	.75	.59	.48	.40
Book value	19.32	16.69	15.34	14.54	13.01
Non-Current Liabilities
Long-term debt	$4,073	$2,396	$2,389	$2,336	$1,337
Deferred income taxes	545	343	318	265	150
Other non-current liabilities	1,886	1,785	1,735	1,396	1,410
Assets and Equity
Total Assets	$33,462	$27,454	$26,275	$25,142	$22,410
Shareholders' Equity	18,236	14,847	14,400	14,376	12,869
Return on average shareholders' equity	12.9%	18.6%	14.5%	14.7%	18.0%
Locations
Year-end (7)	8,385	8,210	8,046	7,496	6,934

(1)
On August 2, 2012, the Company completed the acquisition of 45% of the issued and outstanding share capital of Alliance Boots GmbH in exchange for cash and Company shares.  The Company accounts for this investment using the equity method of accounting on a one-month lag basis.  Because the closing of this investment occurred within one month of the Company’s fiscal year-end, the results of operations of Alliance Boots GmbH are not reflected in the Company’s reported net earnings for fiscal 2012.  Transaction costs associated with the investment were $90 million pre-tax, $82 million or $.11 per diluted share, after tax and after including the earnings per share impact of issuing shares to finance the investment.  Costs included $69 million in selling, general and administrative expenses and $21 million of interest expense.

(2)
Fiscal 2011, 2010 and 2009 included Rewiring for Growth restructuring and restructuring-related charges of $45 million pre-tax, $28 million after tax, $106 million pre-tax, $67 million after tax; and $252 million pre-tax, $160 million after tax, respectively.  Charges included in cost of sales for fiscal 2011, 2010 and 2009 were $3 million, $40 million and $95 million, respectively.  Selling, general and administrative expenses related to the initiative for fiscal 2011, 2010 and 2009 were $42 million, $66 million and $157 million, respectively.  Fiscal 2012, 2011, 2010 and 2009 included expenses related to Customer Centric Retailing store conversions of $15 million, $84 million, $45 million and $5 million, respectively, all of which were included in selling, general and administrative expenses.

(3)
In fiscal 2011, the Company sold its pharmacy benefit management business, Walgreens Health Initiatives, Inc., to Catalyst Health Solutions, Inc. and recorded a pre-tax gain of $434 million, $273 million or $.30 per diluted share, after tax.

(4)	Includes results of Duane Reade operations since the April 9, 2010 acquisition date.
(5)	Fiscal 2010 included a deferred tax charge of $43 million related to the repeal of a tax benefit for the Medicare Part D subsidy for retiree benefits.
(6)	Fiscal 2008 included a positive adjustment of $79 million pre-tax, $50 million after tax, relating to an adjustment of the Company’s vacation liability.
(7)
Locations include drugstores, worksite health and wellness centers, infusion and respiratory services facilities, specialty pharmacies and mail service facilities.  The foregoing does not include locations of unconsolidated partially owned entities, such as Alliance Boots GmbH, of which the Company owns 45% of the outstanding share capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis of our financial condition and results of operations should be read together with the financial statements and the related notes included elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed under “Cautionary Note Regarding Forward-Looking Statements” below and in Item 1A (Risk Factors) in our Annual Report on Form 10-K.   References herein to “Walgreens,” the “Company,” “we,” “us” or “our” refer to Walgreen Co. and its subsidiaries included in the consolidated financial statements and does not include unconsolidated partially owned entities, such as Alliance Boots GmbH, of which we own 45% of the outstanding share capital, except as otherwise indicated or the context otherwise requires.

INTRODUCTION

Walgreens is principally a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise.  General merchandise includes, among other things, household items, convenience and fresh foods, personal care, beauty care, photofinishing and candy.  Customers can have prescriptions filled in retail pharmacies as well as through the mail, and customers may also place orders by telephone and online.  At August 31, 2012, we operated 8,385 locations in 50 states, the District of Columbia, Guam and Puerto Rico.  Total locations do not include 360 Take Care Clinics that are operated primarily within other Walgreens locations or locations of unconsolidated partially owned entities such as Alliance Boots GmbH.

	Number of Locations
Location Type	2012	2011	2010
Drugstores	7,930	7,761	7,562
Worksite Health and Wellness Centers	366	355	367
Infusion and Respiratory Services Facilities	76	83	101
Specialty Pharmacies	11	9	14
Mail Service Facilities	2	2	2
Total	8,385	8,210	8,046

The drugstore industry is highly competitive.  In addition to other drugstore chains, independent drugstores and mail order prescription providers, we compete with various other retailers including grocery stores, convenience stores, mass merchants, online pharmacies, warehouse clubs and dollar stores.

Our sales, gross profit margin and gross profit dollars are impacted by, among other things, both the percentage of prescriptions that we fill that are generic and the rate at which new generic drugs are introduced to the market.  In general, generic versions of drugs generate lower total sales dollars per prescription, but higher gross profit margins and gross profit dollars, as compared with patent-protected brand name drugs.  The positive impact on gross profit margins and gross profit dollars typically has been significant in the first several months after a generic version of a drug is first allowed to compete with the branded version, which is generally referred to as a “generic conversion.”  In any given year, the number of major brand name drugs that undergo a conversion from branded to generic status can increase or decrease, which can have a significant impact on our sales, gross profit margins and gross profit dollars.  And, because any number of factors outside of our control or ability to foresee can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods.

The long-term outlook for prescription utilization is strong due in part to the aging population, the increasing utilization of generic drugs, the continued development of innovative drugs that improve quality of life and control health care costs, and the expansion of health care insurance coverage under the Patient Protection and Affordable Care Act signed into law in 2010 (the ACA).  The ACA seeks to reduce federal spending by altering the Medicaid reimbursement formula (AMP) for multi-source drugs, and when implemented, is expected to reduce Medicaid reimbursements.  State Medicaid programs are also expected to continue to seek reductions in reimbursements independent of AMP.  In addition, we continuously face reimbursement pressure from pharmacy benefit management (PBM) companies, health maintenance organizations, managed care organizations and other commercial third party payers, and our agreements with these payers are regularly subject to expiration, termination or renegotiation.

Following our June 21, 2011 announcement that contract renewal negotiations with pharmacy benefit manager Express Scripts, Inc. (Express Scripts) had been unsuccessful, Walgreens exited the Express Scripts pharmacy provider network as of January 1, 2012.  On July 19, 2012, Walgreens and Express Scripts announced their entry into a new multiyear agreement pursuant to which Walgreens began participating in the broadest Express Scripts retail pharmacy provider network available to Express Scripts clients as of September 15, 2012.  From January 1, 2012, until September 14, 2012, however, Express Scripts’ network did not include Walgreens pharmacies.  Express Scripts, in its capacity as a pharmacy benefits manager, processed approximately 88 million prescriptions filled by Walgreens in fiscal 2011, representing approximately $5.3 billion of our fiscal 2011 net sales.  Compared to fiscal 2011, we estimate that the negative impact of not being part of the Express Scripts, Inc. pharmacy provider network, net of associated cost reductions, was $0.21 per diluted share.

We expect the positive impact of our new agreement with Express Scripts will be incremental over time, particularly over the first several quarters after September 15, 2012. While we cannot predict with certainty which Express Scripts clients will choose to include us in their pharmacy networks after September 15, 2012, we expect that our pharmacies will participate in the pharmacy networks of most clients for which Express Scripts serves as pharmacy benefit manager.  However, one substantial client of Express Scripts, the United States Department of Defense TRICARE program, has announced that Walgreens will continue to not be a part of its pharmacy network and will be designated as a non-network pharmacy provider for TRICARE beneficiaries.  Most of the patients we served in calendar 2011 who participated in a plan for which Express Scripts served as pharmacy benefit manager transitioned to another pharmacy after we exited the Express Scripts network on January 1, 2012. We expect to incur marketing and other costs in connection with efforts to regain former patients and attract new patients covered by plans for which we become a network pharmacy provider as a result of our agreement with Express Scripts.

Ultimately, the magnitude and timing of the impact on our financial results of rejoining the Express Scripts retail pharmacy provider network will depend on our ability to regain former patients and attract new patients covered by existing and new Express Scripts clients; however, we cannot predict with certainty what level of business we will achieve as a result of rejoining the Express Scripts retail pharmacy provider network in any particular future time period. We also intend to continue to pursue initiatives seeking to align our costs with anticipated business levels and requirements over time. Rejoining the Express Scripts retail pharmacy provider network is expected to positively affect our net sales, net earnings and cash flows over time relative to the levels we would otherwise achieve if we were not in the Express Scripts network and to mitigate the adverse effects related to our non-participation in the Express Scripts retail pharmacy provider network during the period from January 1, 2012 through September 14, 2012.  See “Cautionary Note Regarding Forward-Looking Statements.”

Total front-end sales have grown due to sales gains in existing stores, acquired stores and new store openings.  Front-end sales have increased in the non-prescription drugs, beer and wine, beauty, convenience and fresh foods and photofinishing categories.

Periodically, we make strategic acquisitions and investments that fit our long-term growth objectives.  Consideration is given to retail, health and well-being enterprises and other potential acquisitions and investments that provide unique opportunities and fit our business objectives.  On August 2, 2012, we completed the initial investment contemplated by the Purchase and Option Agreement dated June 18, 2012, by and among Walgreens, Alliance Boots GmbH and AB Acquisitions Holdings Limited (the “Purchase and Option Agreement”), which resulted in our acquisition of 45% of the issued and outstanding share capital of Alliance Boots GmbH, in exchange for $4.025 billion in cash and 83,392,670 shares of Walgreens common stock (first step transaction).  Alliance Boots is the largest retail pharmacy, health and daily living destination in Europe with over 3,330 retail locations. Its pharmaceutical wholesaling and distribution businesses, together with associates and joint ventures, operate over 370 distribution centers supplying more than 170,000 pharmacies, doctors, health centers and hospitals.  We account for our 45% investment in Alliance Boots using the equity method of accounting on a one-month lag basis.  Because the closing of this investment occurred within one month of the Company’s fiscal year-end, the results of operations of Alliance Boots GmbH are not reflected in the Company’s reported net earnings for the fiscal quarter or year ended August 31, 2012.  Our 45% proportionate interest in the profit of Alliance Boots GmbH for the three-month period ended October 31, 2012, will be reflected in the Company’s reported net earnings for the fiscal quarter ended November 30, 2012.

The Purchase and Option Agreement also provides, among other things and subject to the satisfaction or waiver of specified conditions, that we will have the right, but not the obligation, to acquire the remaining 55% interest in Alliance Boots GmbH in exchange for £3.133 billion in cash, payable in British pounds sterling, and 144,333,468 shares of Walgreens common stock, subject to certain specified adjustments (second step transaction).  If Walgreens exercises the call option, in certain limited circumstances, Walgreens may be required to make the entire second step transaction payment in cash.  The call option is exercisable by us, in our sole discretion, at any time during the period beginning February 2, 2015 and ending August 2, 2015.  In addition, in certain specified cases, if Walgreens does not exercise the call option, or Walgreens has exercised the call option but the second step transaction does not close, Walgreens may be required to return to the sellers an approximately 3% interest in Alliance Boots GmbH in exchange for a nominal amount.  Walgreens initial investment and the call option excludes the Alliance Boots minority interest in Galenica Ltd. (Galenica).  The Alliance Boots investment in Galenica continues to be legally owned by Alliance Boots for the benefit of Alliance Boots shareholders other than Walgreeens.  Additional information regarding our investment in Alliance Boots GmbH is available in our Current Reports on Form 8-K filed on June 19, 2012 and August 6, 2012 (as amended by the Form 8-K/A filed on September 10, 2012).  The amendment to our August 6, 2012 Form 8-K filed on September 10, 2012, includes as exhibits thereto Alliance Boots audited consolidated financial statements for the years ended March 31, 2012, 2011 and 2010 (prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board) and unaudited pro forma consolidated financial information related to our 45% investment in Alliance Boots GmbH.

Other strategic acquisitions in fiscal 2012 included certain assets of BioScrip, Inc.’s (BioScrip) community specialty pharmacies, and centralized specialty and mail services pharmacy businesses, which advance community pharmacy and bring additional specialty pharmacy products and services closer to patients. The Company also grew its infusion business in select markets through the acquisition of Crescent Pharmacy Holdings, LLC (Crescent).  On September 17, 2012, the Company completed its acquisition of USA Drug, which includes 144 drugstore locations operating under the USA Drug, Super D Drug, May’s Drug, Med-X and Drug Warehouse names.  Significant acquisitions in prior years include the purchase of drugstore.com, inc. in fiscal 2011, which enhanced our online presence, and the acquisition of Duane Reade Holdings, Inc., and Duane Reade Shareholders, LLC (Duane Reade) in fiscal 2010, which included all of the Duane Reade stores in the New York City metropolitan area.

All Company sales during the last three fiscal years occurred within the United States, Puerto Rico and Guam.  There were no export sales.  Investments accounted for under the equity method are recorded initially at cost and subsequently adjusted for the Company’s share of the net income or loss and cash contributions and distributions to or from these entities.  The Company’s investment in Alliance Boots, which closed on August 2, 2012, and the related second step purchase option were recorded as assets with a $7.0 billion aggregate value on the Company’s August 31, 2012 Consolidated Balance Sheet, which represented 30.9% of the Company’s long-lived assets as of that date.  See Note 5 to Consolidated Financial Statements for additional information.

RESTRUCTURING CHARGES

In 2008, we announced a series of strategic initiatives, approved by the Board of Directors, to enhance shareholder value.  One of these initiatives was a program known as “Rewiring for Growth,” which was designed to reduce cost and improve productivity through strategic sourcing of indirect spend, reducing corporate overhead and work throughout our stores, rationalization of inventory categories, and realignment of pharmacy operations.  These initiatives were completed in the fourth quarter of fiscal 2011.

We recorded $42 million of pre-tax charges in selling, general and administrative expenses in fiscal 2011 associated with our Rewiring for Growth program and $66 million in fiscal 2010.  In addition, as a part of our restructuring efforts, we sold an incremental amount of inventory below traditional retail prices.  The dilutive effect of these sales on gross profit for fiscal years 2011 and 2010 were $3 million and $21 million, respectively.

We realized total savings related to Rewiring for Growth of approximately $1.1 billion in fiscal 2011 compared to our base year of fiscal 2008.  Selling, general and administrative expenses realized total savings of $953 million, while cost of sales benefited by approximately $122 million.  The savings were primarily the result of reduced store labor and personnel and expense reductions.

Additionally, as a part of our Customer Centric Retailing (CCR) initiative, we have modified our store format to enhance category layouts and adjacencies, shelf heights and sight lines, and brand and private brand assortments, all of which were designed to positively impact the shopper experience.  This initiative was completed in the first quarter of fiscal 2012.  In total, we converted 5,843 stores and opened 559 new stores with the CCR format.  In the first quarter of fiscal 2012, we incurred $33 million in total program costs, of which $15 million was included in selling, general and administrative expenses and $18 million in capital costs.  In fiscal 2011, we incurred $144 million in total program costs, of which $84 million was included in selling, general and administrative expenses and $60 million in capital costs.  In fiscal 2010, we incurred $71 million in total program costs, of which $45 million was included in selling, general and administrative expenses and $26 million in capital costs.

OPERATING STATISTICS

	Percentage Increases/ (Decreases)
Fiscal Year	2012	2011	2010
Net Sales	(0.8)	7.1	6.4
Net Earnings	(21.6)	29.8	4.2
Comparable Drugstore Sales	(3.6)	3.3	1.6
Prescription Sales	(3.1)	6.3	6.3
Comparable Drugstore Prescription Sales	(6.1)	3.3	2.3
Front-End Sales	3.6	8.5	6.8
Comparable Drugstore Front-End Sales	0.6	3.3	0.5
Gross Profit	(0.7)	8.0	7.7
Selling, General and Administrative Expenses	1.9	6.7	8.0

	Percent to Net Sales
Fiscal Year	2012	2011	2010
Gross Margin	28.4	28.4	28.1
Selling, General and Administrative Expenses	23.6	23.0	23.0

	Other Statistics
Fiscal Year	2012	2011	2010
Prescription Sales as a % of Net Sales	63.2	64.7	65.2
Third Party Sales as a % of Total Prescription Sales	95.6	95.6	95.3
Number of Prescriptions (in millions)	664	718	695
Comparable Prescription % Increase/(Decrease)	(8.4)	1.5	3.3
30-Day Equivalent Prescriptions (in millions) *	784	819	778
Comparable 30-Day Equivalent Prescription % Increase/(Decrease) *	(5.1)	3.7	4.5
Total Number of Locations	8,385	8,210	8,046

* Includes the adjustment to convert prescriptions greater than 84 days to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

RESULTS OF OPERATIONS

Fiscal 2012 net earnings decreased 21.6% to $2.1 billion, or $2.42 per diluted share, versus last year's earnings of $2.7 billion, or $2.94 per diluted share.   The decrease was primarily attributable to lower sales, the sale of our pharmacy benefit management business in fiscal 2011 and higher selling, general and administrative expenses as a percentage of sales.  Included in fiscal 2012 net earnings and net earnings per diluted share, respectively, was $195 million, or $.22 per diluted share, from the year’s LIFO provision and $161 million, or $.18 per diluted share, in acquisition-related amortization.  Fiscal 2012 net earnings and net earnings per diluted share, respectively, also included $82 million, or $.11 per diluted share, of transaction costs and interest, some of which are non-deductible for tax purposes, and share issuance impact (which affected net earnings per diluted share only) related to the Alliance Boots transaction.  Included in fiscal 2011 net earnings and net earnings per diluted share, respectively, were $273 million, or $.30 per diluted share, associated with the gain on the sale of Walgreens Health Initiatives, Inc., $138 million, or $.15 per diluted share, in acquisition-related amortization and $131 million, or $.14 per diluted share, from the year’s LIFO provision.

Net sales decreased by 0.8% to $71.6 billion in fiscal 2012 compared to increases of 7.1% in 2011 and 6.4% in 2010.  The acquisitions of BioScrip assets and drugstore.com increased total sales by 1.0% in fiscal 2012.  Net sales in fiscal 2012 were negatively impacted by our strategic decision to no longer be a part of the Express Scripts pharmacy provider network, partially offset by sales gains in existing stores and added sales from new stores, each of which included an indeterminate amount of market-driven price changes.  Sales in comparable drugstores were down 3.6% in 2012 and up 3.3% and 1.6% in fiscal years 2011 and 2010, respectively.  Comparable drugstores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural disaster in the past twelve months.  Remodels associated with our CCR initiative are not considered major and therefore do not affect comparable drugstore results.  Relocated and acquired stores are not included as comparable stores for the first twelve months after the relocation or acquisition.  We operated 8,385 locations (7,930 drugstores) at August 31, 2012, compared to 8,210 locations (7,761 drugstores) at August 31, 2011, and 8,046 locations (7,562 drugstores) at August 31, 2010.

Prescription sales decreased 3.1% in 2012 compared to increases of 6.3% in 2011 and 6.3% in 2010.  Comparable drugstore prescription sales were down 6.1% in 2012 compared to increases of 3.3% in 2011 and 2.3% in 2010.  Prescription sales were negatively impacted by our strategic decision to no longer be part of the Express Scripts pharmacy provider network.  Prescription sales as a percent of total net sales were 63.2% in 2012, 64.7% in 2011 and 65.2% in 2010.  The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced prescription sales by 3.5% for 2012, 2.4% for 2011 and 2.2% for 2010, while the effect on total sales was 1.9% for 2012, 1.4% for 2011 and 1.3% for 2010.  Third party sales, where reimbursement is received from managed care organizations, the government, employers or private insurers, were 95.6% of prescription sales in 2012 and 2011 and 95.3% in 2010.  We receive market-driven reimbursements from third party payers, a number of which typically reset in January.  The total number of prescriptions filled (including immunizations) was approximately 664 million in 2012, 718 million in 2011 and 695 million in 2010.  Prescriptions adjusted to 30-day equivalents were 784 million in 2012, 819 million in 2011 and 778 million in 2010.

Front-end sales increased 3.6% in 2012, 8.5% in 2011 and 6.8% in 2010.  The increase over the prior year was due, in part, to new store openings and improved sales related to non-prescription drugs, beer and wine, beauty, convenience and fresh foods and photofinishing products.  Front-end sales were 36.8% of total sales in fiscal 2012, 35.3% of total sales in fiscal 2011 and 34.8% of total sales in fiscal 2010. Comparable drugstore front-end sales increased 0.6% in 2012, 3.3% in 2011 and 0.5% in 2010.  The increase in fiscal 2012 comparable front-end sales was primarily due to the beer and wine, non-prescription drugs, beauty and photofinishing categories, which were partially offset by decreased sales in household products.

Gross margin as a percent of sales was 28.4% in fiscal 2012 and 2011.  Gross margin in fiscal 2012 was positively impacted by higher front-end margins in the household items, convenience and fresh foods and non-prescription drug categories but offset by lower retail pharmacy margins where lower market-driven reimbursements and a higher provision for LIFO more than offset the impact of new generics including the generic Lipitor.  Gross margin as a percent of sales was 28.4% in fiscal 2011 as compared to 28.1% in fiscal 2010.  Overall margins were positively impacted by higher front-end margins in the non-prescription drug, beauty, personal care and convenience and fresh food categories.  Retail pharmacy margins were also higher as the positive effect of generic drug sales more than offset market-driven reimbursements and the write-down of flu shot inventory.  These positive effects were partially offset by a higher provision for LIFO.

Gross profit dollars in fiscal 2012 decreased 0.7% over the prior year.  The decrease is primarily attributed to lower sales volumes and a higher provision for LIFO.  Gross profit dollars in fiscal 2011 increased 8.0% over fiscal 2010.  The increase is attributed to higher sales volumes and increased front-end and retail pharmacy margins.

We use the last-in, first-out (LIFO) method of inventory valuation.  The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix.  The effective LIFO inflation rates were 3.30% in 2012, 2.39% in 2011, and 1.70% in 2010, which resulted in charges to cost of sales of $309 million in 2012, $208 million in 2011 and $140 million in 2010.  Inflation on prescription inventory was 10.04% in 2012, 4.64% in 2011 and 4.72% in 2010.  As a result of declining inventory levels, the fiscal 2012 LIFO provision was reduced by $268 million of LIFO liquidation.  In fiscal 2010, we experienced deflation in some non-prescription inventories.   The anticipated LIFO inflation rate for fiscal 2013 is 2.50%.

Selling, general and administrative expenses were 23.6% of sales in fiscal 2012 as compared to 23.0% in 2011.  The increase was primarily due to higher occupancy expense, drugstore.com expenses, including costs associated with the acquisition and integration, investments in strategic initiatives and capabilities, expenses associated with our investment in Alliance Boots GmbH and store direct expense, which were partially offset by lower expenses associated with our CCR remodeling program which was completed in the first quarter of fiscal 2012.  Selling, general and administrative expenses as a percentage of sales remained at 23.0% in 2011 as compared to fiscal 2010.  Increased corporate costs and Duane Reade operational expenses were offset by lower Rewiring for Growth costs and incremental savings from our Rewiring for Growth activities, primarily from expense reduction initiatives and reduced store payroll, as a percentage of sales.

Selling, general and administrative expense dollars increased $317 million, or 1.9% over fiscal 2011.  Operating and integration costs related to drugstore.com added 0.6% and costs associated with our investment in Alliance Boots GmbH added 0.4%.  The remaining increase was primarily attributed to new stores.  Selling, general and administrative expense dollars in fiscal 2011 increased 6.7% over fiscal 2010.  The increase was attributed to higher comparable store spending, new stores and the acquisition of Duane Reade.

Interest was a net expense of $88 million in fiscal 2012, $71 million in fiscal 2011 and $85 million in fiscal 2010.  Interest expense for fiscal 2012, 2011 and 2010 is net of $9 million, $10 million and $12 million, respectively, that was capitalized to construction projects.  In fiscal 2012, we incurred $21 million in interest expense on the bridge term loan facility in conjunction with our investment in Alliance Boots GmbH.  This was partially offset by lower interest expense as a result of the additional $500 million in fixed to variable interest rate swaps, $250 million of which was entered into in May 2012 and $250 million of which was entered into in March 2011.  The reduction in net interest expense from fiscal 2010 to fiscal 2011 was attributed to reduced interest rates associated with our $1.3 billion of fixed to variable interest rate swaps entered into in January 2010.

The effective income tax rate was 37.0% for fiscal 2012, 36.8% for 2011, and 38.0% for 2010.  The increase in the effective tax rate from fiscal 2011 was attributed to certain non-deductible transaction costs associated with the investment in Alliance Boots GmbH.  Fiscal 2010 included a $43 million charge to deferred taxes for the repeal of the tax benefit for the Medicare Part D subsidy for retiree benefits.  We anticipate an effective tax rate of approximately 37.0% in fiscal 2013 before incorporating the investment in Alliance Boots GmbH.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $1.3 billion at August 31, 2012, compared to $1.6 billion at August 31, 2011.  Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields.  To attain these objectives, investment limits are placed on the amount, type and issuer of securities.  Investments are principally in U.S. Treasury market funds.

On October 14, 2009, our Board of Directors approved a long-term capital policy: to maintain a strong balance sheet and financial flexibility; reinvest in our core strategies; invest in strategic opportunities that reinforce our core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term.

Net cash provided by operating activities was $4.4 billion at August 31, 2012, compared to $3.6 billion a year ago.  The increase was primarily as a result of changes in working capital balances including reduced inventory levels.  Cash provided by operations is the principal source of funds for expansion, investments, acquisitions, remodeling programs, dividends to shareholders and stock repurchases.

Net cash used for investing activities was $5.9 billion versus $1.5 billion last year.  Additions to property and equipment were $1.6 billion compared to $1.2 billion last year.  In fiscal 2012, we added a total of 266 locations (175 net) compared to last year’s 297 locations (164 net).  There were 34 owned locations added during the year and 41 under construction at August 31, 2012, versus 62 owned locations added and 44 under construction as of August 31, 2011.

			Infusion and	Specialty	Mail
	Drugstores	Worksites	Respiratory Services	Pharmacy	Service	Total
August 31, 2010	7,562	367	101	14	2	8,046
New/Relocated	237	21	1	2	-	261
Acquired	32	-	4	-	-	36
Closed/Replaced	(70)	(33)	(23)	(7)	-	(133)
August 31, 2011	7,761	355	83	9	2	8,210
New/Relocated	169	36	5	2	-	212
Acquired	43	-	10	1	-	54
Closed/Replaced	(43)	(25)	(22)	(1)	-	(91)
August 31, 2012	7,930	366	76	11	2	8,385

Investing activities in 2012 include the August 2012 purchase of a 45% equity interest in Alliance Boots GmbH for $7.0 billion, of which $4.0 billion was cash.  This investment is accounted for as an equity method investment.  Business acquisitions this year were $490 million versus $630 million in fiscal 2011.  Business acquisitions in fiscal 2012 included certain assets from BioScrip’s community specialty pharmacies and centralized specialty and mail services pharmacy businesses for $144 million plus inventory; the purchase of Crescent Pharmacy Holdings, LLC, an infusion pharmacy business, for $73 million, net of assumed cash; and selected other assets (primarily prescription files).  Business acquisitions in 2011 included the purchase of drugstore.com, inc., for $398 million net of assumed cash, $29 million of infusion and respiratory services assets and selected other assets (primarily prescription files).  In fiscal  2011, we sold our pharmacy benefit management business, Walgreens Health Initiatives, Inc. (WHI), to Catalyst Health Solutions Inc. (Catalyst) and recorded net cash proceeds of $442 million.  In fiscal 2012, we paid $45 million to Catalyst which was the result of a working capital adjustment in accordance with the June 2011 sales agreement.  On July 5, 2012, we entered into an agreement to purchase a regional drugstore chain in the mid-South region of the United States from Stephen L. LaFrance Holdings, Inc. and members of the LaFrance family for $438 million, subject to adjustment in certain circumstances (the USA Drug transaction). The transaction included 144 stores operated under the USA Drug, Super D Drug, May’s, Med-X and Drug Warehouse names.  The transaction closed subsequent to our fiscal year end on September 17, 2012.

Capital expenditures for fiscal 2013 are expected to be between $1.6 billion and $1.8 billion, excluding business acquisitions, joint ventures and prescription file purchases, although the actual amount may vary depending upon a variety of factors, including, among other things, the timing of implementation of certain capital projects.  We expect new drugstore organic growth of approximately 1.5 to 2.5 percent in fiscal 2013.  During fiscal 2012, we added a total of 212 locations, of which 169 were new or relocated drugstores.  We are continuing to relocate stores to more convenient and profitable freestanding locations.

Net cash provided by financing activities was $1.2 billion compared to the prior year’s net cash use of $2.4 billion.  We borrowed $3.0 billion under a 364-day bridge term loan facility in connection with the Alliance Boots GmbH investment, which borrowings were repaid subsequent to year-end using net proceeds from the September 2012 public offering of unsecured notes described below.  We repurchased shares totaling $1.2 billion in fiscal 2012, $1.2 billion in conjunction with our share buyback programs and $40 million to support the needs of the employee stock plans.  In the prior year, we repurchased shares totaling $2.0 billion, $1.8 billion in conjunction with our share buyback programs and $244 million to support the needs of the employee stock plans. We had proceeds related to employee stock plans of $165 million compared to $235 million last year.  Cash dividends paid were $787 million versus $647 million a year ago.  On June 19, 2012, we announced an increase in the quarterly dividend to 27.5 cents per share from the previous rate of 22.5 cents per share.  The increase raises the annual dividend rate from 90 cents per share to $1.10 per share.

In connection with our capital policy, our Board of Directors has authorized several share repurchase programs and set a long-term dividend payout ratio target between 30 and 35 percent of net earnings.  The 2009 and 2011 stock repurchase programs, which were both completed in fiscal 2011, allowed for the repurchase of up to $2.0 billion and $1.0 billion of the Company’s common stock, respectively.  Additionally, on July 13, 2011, our Board of Directors authorized the 2012 stock repurchase program, which allows for the repurchase of up to $2.0 billion of the Company’s common stock prior to its expiration on December 31, 2015.  Activity related to these programs was as follows (in millions):

	Fiscal Year Ended
	2012	2011	2010
2009 stock repurchase program	$-	$360	$1,640
2011 stock repurchase program	-	1,000	-
2012 stock repurchase program	1,151	424	-
	$1,151	$1,784	$1,640

We determine the timing and amount of repurchases from time to time based on our assessment of various factors including prevailing market conditions, alternate uses of capital, liquidity, the economic environment and other factors.  We anticipate that the pace of any future share repurchase activity may be significantly curtailed from the levels achieved in the preceding two years due to the debt levels incurred for the investment in Alliance Boots GmbH.  The timing and amount of these purchases may change at any time and from time to time.  The Company has repurchased and may from time to time in the future repurchase shares on the open market through Rule 10b5-1 plans, which enable a company to repurchase shares at times when it otherwise might be precluded from doing so under insider trading laws.

We had no commercial paper outstanding at August 31, 2012.  In connection with our commercial paper program, we maintain two unsecured backup syndicated lines of credit that total $1.35 billion.  The first $500 million facility expires on July 20, 2015, and allows for the issuance of up to $250 million in letters of credit.  The second $850 million facility expires on July 23, 2017, and allows for the issuance of up to $200 million in letters of credit.  The issuance of letters of credit under either of these facilities reduces available borrowings.  Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facility, including financial covenants.  The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments.  At August 31, 2012, we were in compliance with all such covenants.  The Company pays a facility fee to the financing banks to keep these lines of credit active.  At August 31, 2012, there were no letters of credit issued against these facilities and we do not anticipate any future letters of credit to be issued against these facilities.

As of October 19, 2012, our credit ratings were:

Rating Agency	Long-Term Debt Rating	Commercial Paper Rating	Outlook
Moody's	Baa1	P-2	Negative
Standard & Poor's	BBB	A-2	Stable

In assessing our credit strength, both Moody's and Standard & Poor's consider our business model, capital structure, financial policies and financial statements.  Our credit ratings impact our borrowing costs, access to capital markets and operating lease costs.

On September 13, 2012, we completed the issuance and sale via an underwritten public offering of $4.0 billion aggregate principal amount of senior unsecured notes of varying maturities and interest rates, the majority of which are fixed rate.  See Note 16 of Notes to the Company’s Consolidated Financial Statements.  Approximately $3.0 billion of the net proceeds of the offering was used to refinance the 364-day bridge term loan described above and approximately $438 million was used to pay the purchase price upon the closing of the USA Drug transaction described above in September 2012.

Pursuant to our Purchase and Option Agreement with Alliance Boots GmbH, we have the right, but not the obligation, to purchase the remaining 55% interest in Alliance Boots during the period beginning February 2, 2015 and ending August 2, 2015.  If we exercise this call option, we would, subject to the terms and conditions of such agreement, be obligated to make a cash payment of £3.133 billion (equivalent to approximately $5.0 billion based on exchange rates as of August 31, 2012) and issue approximately 144.3 million shares of our common stock, with the amount and form of such consideration being subject to adjustment in certain circumstances including if the volume weighted average price of our common stock is below $31.18 per share during a period shortly before the closing of the second step transaction.  We also would assume the then-outstanding debt of Alliance Boots upon the closing of the second step transaction.

COMMITMENTS AND CONTINGENCIES

The information set forth in Note 11 to the Consolidated Financial Statements is incorporated herein by reference.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management’s prudent judgments and estimates.  Actual results may differ from these estimates.  Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations.  To the extent that the estimates used differ from actual results, however, adjustments to the statement of comprehensive income and corresponding balance sheet accounts would be necessary.  These adjustments would be made in future statements.  Some of the more significant estimates include goodwill and other intangible asset impairment, allowance for doubtful accounts, vendor allowances, asset impairments, liability for closed locations, liability for insurance claims, cost of sales and income taxes.  We use the following methods to determine our estimates:

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

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit “passed” (fair value exceeds the carrying amount) or “failed” (the carrying amount exceeds fair value) the first step of the goodwill impairment test.  Our reporting units’ fair values exceeded their carrying amounts by less than 10% to more than 140%. The fair value of one reporting unit exceeded its carrying amount by less than 10%. Goodwill allocated to this reporting unit was $255 million at May 31, 2012. For this reporting unit, relatively modest changes in the Company’s key assumptions may have resulted in the recognition of a goodwill impairment charge. Our Long Term Care Pharmacy’s goodwill was impaired by $16 million in fiscal 2010 as a result of the asset sale agreement with Omnicare, Inc., which was signed on August 31, 2010.

Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit.  That is, a 1% change in estimated future cash flows would change the estimated fair value of the reporting unit by approximately 1%.  The estimated long-term rate of net sales growth can have a significant impact on the estimated future cash flows, and therefore, the fair value of each reporting unit.  For the reporting unit whose fair value exceeded carrying value by less than 10%, a 1% decrease in the long-term net sales growth rate would have resulted in the reporting unit failing the first step of the goodwill impairment test. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate.  A 1% increase in estimated discount rate for the reporting unit whose fair value exceeded carrying value by 10% or less would also have resulted in the reporting unit failing step one. The Company believes that its estimates of future cash flows and discount rates are reasonable, but future changes in the underlying assumptions could differ due to the inherent uncertainty in making such estimates.

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

Equity method investments - We use the equity method to account for investments in companies if the investment provides the ability to exercise significant influence, but not control, over operating and financial policies of the investee.  Our proportionate share of the net income or loss of these companies is included in consolidated net earnings.  Judgment regarding the level of influence over each equity method investment includes considering key factors such as our ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

Income taxes – We are subject to routine income tax audits that occur periodically in the normal course of business.  U.S. federal, state, local and foreign tax authorities raise questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. Our liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on our consolidated balance sheets and in income tax expense in our consolidated statements of comprehensive income.

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

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table lists our contractual obligations and commitments at August 31, 2012 (in millions):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases (1)	$35,356	$2,412	$4,758	$4,517	$23,669
Purchase obligations (2):
Open inventory purchase orders	1,679	1,679	-	-	-
Real estate development	227	146	24	57	-
Other corporate obligations	1,566	907	409	182	68
Long-term debt*(3)	5,388	1,315	10	7	4,056
Interest payment on long-term debt	407	116	105	105	81
Insurance*	635	240	178	88	129
Retiree health*	342	10	25	31	276
Closed location obligations*	116	25	31	20	40
Capital lease obligations*(1)	134	9	11	8	106
Other long-term liabilities reflected on the balance sheet* (4)	984	76	219	152	537
Total	$46,834	$6,935	$5,770	$5,167	$28,962
*Recorded on balance sheet.

(1)
Amounts for operating leases and capital leases do not include certain operating expenses under these leases such as common area maintenance, insurance and real estate taxes.  These expenses were $419 million for the fiscal year ended August 31, 2012.

(2)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.
(3)	Total long-term debt on the Consolidated Balance Sheet includes a $34 million fair market value adjustment and $4 million of unamortized discount.
(4)
Includes $141 million ($86 million in 1-3 years, $43 million in 3-5 years and $12 million over 5 years) of unrecognized tax benefits recorded under Accounting Standards Codification Topic 740, Income Taxes.

The obligations and commitments included in the table above do not include unconsolidated partially owned entities, such as Alliance Boots GmbH, of which we own 45% of the outstanding share capital.  The expected timing of payments of the obligations above is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for some obligations.

In connection with the Alliance Boots Purchase and Option Agreement dated June 18, 2012, we have the right, but not the obligation, to purchase the remaining 55% interest in Alliance Boots GmbH  at any time during the period beginning February 2, 2015, and ending August 2, 2015.  If we exercise this call option, we would, subject to the terms and conditions of such agreement, be obligated to make a cash payment of £3.133 billion (equivalent to approximately $5.0 billion based on exchange rates as of August 31, 2012) and issue approximately 144.3 million shares of our common stock, with the amount and form of such consideration being subject to adjustment in certain circumstances including if the volume weighted average price of our common stock is below $31.18 per share during a period shortly before the closing of the second step transaction.  We also would assume the then-outstanding debt of Alliance Boots GmbH upon the closing of the second step transaction.  In the event that we do not exercise the option, under certain circumstances, our ownership of Alliance Boots GmbH will reduce from 45% to 42% in exchange for nominal consideration to Walgreens.

OFF – BALANCE SHEET ARRANGEMENTS

We do not have any unconsolidated special purpose entities and, except as described herein, we do not have significant exposure to any off – balance sheet arrangements. The term “off – balance sheet arrangement” generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we have: (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows (in millions):

August 31, 2012
Inventory purchase commitments	$157
Insurance	38
Real estate development	229
Total	$424

We have no off – balance sheet arrangements other than those disclosed on the Contractual Obligations and Commitments table.  Both on – balance sheet and off – balance sheet financing alternatives are considered when pursuing our capital structure and capital allocation objectives.

RECENT ACCOUNTING PRONOUNCEMENTS

In August 2010, the Financial Accounting Standards Board (FASB) issued an exposure draft on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet.  The proposed exposure draft states that lessees and lessors should apply a “right-of-use model” in accounting for all leases.  Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term.  The lease term is defined as the longest possible term that is “more likely than not” to occur.  The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset.  A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease.  On the basis of feedback received from comment letters, roundtables, and outreach sessions, the FASB has made significant changes to the proposals in the exposure draft and therefore has decided to re-expose the revised exposure draft in the first quarter of calendar 2013.  The proposed standard, as currently drafted, will have a material impact on the Company’s reported results of operations and financial position.  The impact of this exposure draft is non-cash in nature and will not affect the Company’s cash position.

In July 2012, FASB issued Accounting Standards Update (ASU) 2012-02, which permits an entity to make a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired.  If an entity concludes, based on an evaluation of all relevant qualitative factors, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it will not be required to perform the quantitative impairment for that asset.  The ASU is effective for impairment tests performed for fiscal years beginning after September 15, 2012 (fiscal 2014), with early adoption permitted.  The ASU will not have a material impact on the Company’s reported results of operations and financial position.  The impact is non-cash in nature and will not affect the Company’s cash position.

FINANCING AND MARKET RISK

We are exposed to interest rate volatility with regard to future issuances of fixed-rate debt, and existing and future issuances of floating-rate debt.  Primary exposures include U.S. Treasury rates, LIBOR, and commercial paper rates.  From time to time, we use interest rate swaps and forward-starting interest rate swaps to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed versus floating-rate debt, based on current and projected market conditions.  Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest rate amounts based on an agreed upon notional principal amount.

Information regarding our interest rate swap transactions is set forth in Note 9 to the Consolidated Financial Statements.  These financial instruments are sensitive to changes in interest rates.  On August 31, 2012, we had $4.8 billion in long-term debt obligations that had floating interest rates.  A one percentage point increase or decrease in interest rates would increase or decrease the annual interest expenses we recognize and the cash we pay for interest expense by approximately $48 million.  In conjunction with the September 2012 notes issuance we refinanced $3.0 billion of the $4.8 billion outstanding floating rate long-term debt at August 31, 2012.  This refinancing included $550 million of floating rate notes which accrue interest at the rate equal to the three-month U.S. dollar LIBOR as determined at the beginning of each quarterly period, plus 0.500%.  The remaining notes that were part of the refinancing were at fixed rates.  A one percentage point increase or decrease in the three-month U.S. dollar LIBOR would increase or decrease the annual interest expense we recognize and the cash we pay for interest expense on these floating rate notes by approximately $6 million.

In connection with our Purchase and Option Agreement with Alliance Boots and the transactions contemplated thereby, our exposure to foreign currency risks, primarily with respect to the British pound sterling, and to a lesser extent the Euro and certain other foreign currencies, is expected to increase.  We are exposed to the translation of foreign currency earnings to the U.S. dollar as a result of our 45% interest in Alliance Boots GmbH, which we account for using the equity method of accounting on a one month lag.  Foreign currency forward contracts and other derivative instruments may be used from time to time in some instances to hedge in full or in part certain risks relating to foreign currency denominated ass4ets and liabilities, intercompany transactions, and in connection with acquisitions, joint venture or investments outside the United States.  As of August 31, 2012 and August 31, 2011, we did not have any outstanding foreign exchange derivative instruments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report and other documents that we file or furnish with the Securities and Exchange Commission contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our future performance, our business, our beliefs and our management’s assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, on the Company’s website or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls, conference calls and other communications.  Statements that are not historical facts are forward-looking statements, including forward-looking information concerning our investment in Alliance Boots GmbH and the other transactions contemplated by the Purchase and Option Agreement with Alliance Boots and their possible effects, levels of business with Express Scripts customers, estimates of the impact of developments on our earnings and earnings per share,  network participation, cough/cold and flu season, prescription volume, pharmacy sales trends, prescription margins, number and location of new store openings, vendor, payer and customer relationships and terms, possible new contracts or contract extensions, competition, economic and business conditions, outcomes of litigation and regulatory matters, the level of capital expenditures, industry trends, demographic trends, growth strategies, financial results, cost reduction initiatives, acquisition and joint venture synergies, competitive strengths and changes in legislation or regulations. Words such as “expect,” “likely,” “outlook,” “forecast,” “would,” “could,” “should,” “can,” “will,” “project,” “intend,” “plan,” “goal,” “continue,” “sustain,” “synergy,” “on track,” “believe,” “seek,” “estimate,” “anticipate,” “may,” “possible,” “assume,” variations of such words and similar expressions are intended to identify such forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to vary materially from those indicated, including:  risks that the proposed transactions disrupt plans and operations of either us or Alliance Boots GmbH, the ability to realize anticipated synergies and achieve anticipated financial results, the amount of costs, fees, expenses and charges incurred by Walgreens or Alliance Boots related to the transactions, the risks associated with international business operations, the risks associated with governance and control matters with respect to Alliance Boots GmbH,  whether the option to acquire the remainder of the Alliance Boots equity interest will be exercised, changes in vendor, payer and customer relationships and terms, changes in network participation, competition, changes in economic and business conditions generally or in the markets we or Alliance Boots participate, risks associated with new business initiatives and activities, the failure to obtain new contracts or extensions of existing contracts, the availability and cost of real estate and construction, risks associated with acquisitions, joint ventures, strategic investments  and divestitures, the ability to realize anticipated results from capital expenditures and cost reduction initiatives, outcomes of legal and regulatory matters, changes in legislation or regulations or interpretations thereof, and those described in Item 1A “Risk Factors”  in our Form 10-K for the fiscal year ended August 31, 2012, and in other reports that we file or furnish with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are initially made. Except to the extent required by law, we do not undertake, and expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date the statement is made, whether as a result of new information, future events, changes in assumptions or otherwise.

Consolidated Statements of Comprehensive Income

Walgreen Co. and Subsidiaries
For the years ended August 31, 2012, 2011 and 2010
(In millions, except per share amounts)

	2012	2011	2010
Net sales	$71,633	$72,184	$67,420
Cost of sales	51,291	51,692	48,444
Gross Profit	20,342	20,492	18,976
Selling, general and administrative expenses	16,878	16,561	15,518
Gain on sale of business	-	434	-
Operating Income	3,464	4,365	3,458
Interest expense, net	(88)	(71)	(85)
Earnings Before Income Tax Provision	3,376	4,294	3,373
Income tax provision	1,249	1,580	1,282
Net Earnings	$2,127	$2,714	$2,091

Other comprehensive income (loss), net of tax:
Reduction (addition) of postretirement liability	52	40	(61)
Comprehensive Income	$2,179	$2,754	$2,030

Net earnings per common share – basic	$2.43	$2.97	$2.13
Net earnings per common share – diluted	2.42	2.94	2.12

Average shares outstanding	874.7	915.1	981.7
Dilutive effect of stock options	5.4	9.4	6.2
Average diluted shares	880.1	924.5	987.9

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Shareholders' Equity

Walgreen Co. and Subsidiaries
For the years ended August 31, 2012, 2011 and 2010
(In millions, except shares and per share amounts)

Shareholders' Equity	Common Stock Shares	Common Stock Amount	Paid-In Capital	Employee Stock Loan Receivable	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Treasury Stock Amount
Balance, August 31, 2009	988,561,390	$80	$605	$(140)	$15,327	$37	$(1,533)
Net earnings	-	-	-	-	2,091	-	-
Dividends declared ($.5875 per share)	-	-	-	-	(570)	-	-
Treasury stock purchases	(55,716,733)	-	-	-	-	-	(1,756)
Employee stock purchase and option plans	5,760,396	-	(5)	-	-	-	188
Stock-based compensation	-	-	84	-	-	-	-
Employee stock loan receivable	-	-	-	53	-	-	-
Additional postretirement liability, net of $34 tax benefit	-	-	-	-	-	(61)	-
Balance, August 31, 2010	938,605,053	$80	$684	$(87)	$16,848	$(24)	$(3,101)
Net earnings	-	-	-	-	2,714	-	-
Dividends declared ($.7500 per share)	-	-	-	-	(685)	-	-
Treasury stock purchases	(54,739,474)	-	-	-	-	-	(2,028)
Employee stock purchase and option plans	5,428,551	-	(12)	-	-	-	203
Other	-	-	27	-	-	-	-
Stock-based compensation			135	-	-	-	-
Employee stock loan receivable	-	-	-	53	-	-	-
Reduction of postretirement liability, net of $22 tax expense	-	-	-	-	-	40	-
Balance, August 31, 2011	889,294,130	$80	$834	$(34)	$18,877	$16	$(4,926)
Net earnings	-	-	-	-	2,127	-	-
Dividends declared ($.9500 per share)	-	-	-	-	(848)	-	-
Treasury stock purchases	(34,720,215)	-	-	-	-	-	(1,191)
Employee stock purchase and option plans	6,088,749	-	(75)	-	-	-	229
Stock-based compensation	-	-	99	-	-	-	-
Employee stock loan receivable	-	-		15	-	-	-
Shares issued for investment in Alliance Boots	83,392,670	0	78	-	-	-	2,903
Reduction of postretirement liability, net of $32 tax expense	-	-	-	-	-	52	-
Balance, August 31, 2012	944,055,334	$80	$936	$(19)	$20,156	$68	$(2,985)

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets
Walgreen Co. and Subsidiaries
At August 31, 2012 and 2011
(In millions, except shares and per share amounts)

Assets	2012	2011
Current Assets
Cash and cash equivalents	$1,297	$1,556
Accounts receivable, net	2,167	2,497
Inventories	7,036	8,044
Other current assets	260	225
Total Current Assets	10,760	12,322
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	12,038	11,526
Equity investment in Alliance Boots	6,140	-
Alliance Boots call option	866	-
Goodwill	2,161	2,017
Other non-current assets	1,497	1,589
Total Non-Current Assets	22,702	15,132
Total Assets	$33,462	$27,454

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	$1,319	$13
Trade accounts payable	4,384	4,810
Accrued expenses and other liabilities	3,019	3,075
Income taxes	-	185
Total Current Liabilities	8,722	8,083
Non-Current Liabilities
Long-term debt	4,073	2,396
Deferred income taxes	545	343
Other non-current liabilities	1,886	1,785
Total Non-Current Liabilities	6,504	4,524
Commitments and Contingencies (see Note 11)
Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued 1,028,180,150 shares in 2012 and 1,025,400,000 shares in 2011	80	80
Paid-in capital	936	834
Employee stock loan receivable	(19)	(34)
Retained earnings	20,156	18,877
Accumulated other comprehensive income	68	16
Treasury stock at cost, 84,124,816 shares in 2012 and 136,105,870 shares in 2011	(2,985)	(4,926)
Total Shareholders' Equity	18,236	14,847
Total Liabilities and Shareholders' Equity	$33,462	$27,454

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows
Walgreen Co. and Subsidiaries
For the years ended August 31, 2012, 2011 and 2010
(In millions)

	2012	2011	2010
Cash Flows from Operating Activities
Net earnings	$2,127	$2,714	$2,091
Adjustments to reconcile net earnings to net cash provided by operating activities –
Depreciation and amortization	1,166	1,086	1,030
Gain on sale of business	-	(434)	-
Deferred income taxes	265	132	63
Stock compensation expense	99	135	84
Other	43	53	60
Changes in operating assets and liabilities -
Accounts receivable, net	394	(243)	124
Inventories	1,083	(592)	(307)
Other current assets	(4)	(24)	50
Trade accounts payable	(439)	384	167
Accrued expenses and other liabilities	(184)	218	262
Income taxes	(228)	102	10
Other non-current assets and liabilities	109	112	110
Net cash provided by operating activities	4,431	3,643	3,744
Cash Flows from Investing Activities
Additions to property and equipment	(1,550)	(1,213)	(1,014)
Purchases of short-term investments – held to maturity	-	-	(3,000)
Proceeds from short-term investments – held to maturity	-	-	3,500
Return of (investment in) restricted cash	191	(191)	-
Proceeds from sale of assets	123	79	51
Business and intangible asset acquisitions, net of cash received	(491)	(630)	(779)
(Payments) proceeds from sale of business	(45)	442	-
Investment in Alliance Boots	(4,025)	-	-
Other	(63)	(12)	(32)
Net cash used for investing activities	(5,860)	(1,525)	(1,274)
Cash Flows from Financing Activities
Payments of long-term debt	-	(17)	(576)
Issuance of long-term debt	3,000	-	-
Stock purchases	(1,191)	(2,028)	(1,756)
Proceeds related to employee stock plans	165	235	233
Cash dividends paid	(787)	(647)	(541)
Other	(17)	15	(37)
Net cash provided by (used for) financing activities	1,170	(2,442)	(2,677)
Changes in Cash and Cash Equivalents
Net decrease in cash and cash equivalents	(259)	(324)	(207)
Cash and cash equivalents at beginning of year	1,556	1,880	2,087
Cash and cash equivalents at end of year	$1,297	$1,556	$1,880

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Notes to Consolidated Financial Statements

(1)      Summary of Major Accounting Policies

Description of Business
The Company is principally in the retail drugstore business and its operations are within one reportable segment.  At August 31, 2012, there were 8,385 drugstore and other locations in all 50 states, the District of Columbia, Guam and Puerto Rico.  Prescription sales were 63.2% of total sales for fiscal 2012 compared to 64.7% in 2011 and 65.2% in 2010.

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

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.  Credit and debit card receivables from banks, which generally settle within two business days, of $88 million and $83 million were included in cash and cash equivalents at August 31, 2012 and 2011, respectively.  At August 31, 2012 and 2011, the Company had $820 million and $1,239 million, respectively, in money market funds, all of which was included in cash and cash equivalents.

The Company's cash management policy provides for controlled disbursement.  As a result, the Company had outstanding checks in excess of funds on deposit at certain banks.  These amounts, which were $256 million at August 31, 2012, and $229 million at August 31, 2011, are included in trade accounts payable in the accompanying Consolidated Balance Sheets.

In fiscal 2011, the Company held $191 million in restricted cash to support certain insurance obligations.  In fiscal 2012, the restricted cash was released and the obligations were supported by issued letters of credit.

Inventories
Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis.  At August 31, 2012 and 2011, inventories would have been greater by $1,897 million and $1,587 million, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis.  As a result of declining inventory levels, the fiscal 2012 LIFO provision was reduced by $268 million of LIFO liquidation.  Inventory includes product costs, inbound freight, warehousing costs and vendor allowances not classified as a reduction of advertising expense.

Equity Method Investments
The Company uses the equity method to account for investments in companies if the investment provides the ability to exercise significant influence, but not control, over operating and financial policies of the investee.  The Company’s proportionate share of the net income or loss of these companies is included in consolidated net earnings.  Judgment regarding the level of influence over each equity method investment includes considering key factors such as the Company’s ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

Property and Equipment
Depreciation is provided on a straight-line basis over the estimated useful lives of owned assets.  Leasehold improvements and leased properties under capital leases are amortized over the estimated useful life of the property or over the term of the lease, whichever is shorter.  Estimated useful lives range from 10 to 39 years for land improvements, buildings and building improvements; and 2 to 13 years for equipment.  Major repairs, which extend the useful life of an asset, are capitalized; routine maintenance and repairs are charged against earnings.  The majority of the business uses the composite method of depreciation for equipment.  Therefore, gains and losses on retirement or other disposition of such assets are included in earnings only when an operating location is closed, completely remodeled or impaired. Fully depreciated property and equipment are removed from the cost and related accumulated depreciation and amortization accounts.  Property and equipment consists of (in millions):

	2012	2011
Land and land improvements
Owned locations	$3,189	$3,209
Distribution centers	96	96
Other locations	232	240
Buildings and building improvements
Owned locations	3,684	3,651
Leased locations (leasehold improvements only)	1,518	1,235
Distribution centers	608	596
Other locations	525	372
Equipment
Locations	4,995	4,468
Distribution centers	1,158	1,098
Other locations	586	423
Capitalized system development costs	420	328
Capital lease properties	149	118
	17,160	15,834
Less: accumulated depreciation and amortization	5,122	4,308
	$12,038	$11,526

Depreciation expense for property and equipment was $841 million in fiscal 2012, $809 million in fiscal 2011 and $804 million in fiscal 2010.

The Company capitalizes application stage development costs for significant internally developed software projects, such as upgrades to the store point-of-sale system.  These costs are amortized over a five-year period.  Amortization expense was $70 million in fiscal 2012, $58 million in fiscal 2011 and $44 million in fiscal 2010.  Unamortized costs at August 31, 2012 and 2011, were $292 million and $230 million, respectively.

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

Impaired Assets and Liabilities for Store Closings
The Company tests long-lived assets for impairment whenever events or circumstances indicate that a certain asset may be impaired.  Store locations that have been open at least five years are reviewed for impairment indicators at least annually.  Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows.  Impairment charges included in selling, general and administrative expenses were $27 million in fiscal 2012, $44 million in fiscal 2011 and $17 million in fiscal 2010.

The Company also provides for future costs related to closed locations.  The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.  The reserve for store closings was $117 million, $145 million and $151 million in fiscal 2012, 2011 and 2010, respectively.  See Note 3 for additional disclosure regarding the Company’s reserve for future costs related to closed locations.

Financial Instruments
The Company had $157 million and $143 million of outstanding letters of credit at August 31, 2012 and 2011, respectively, which guarantee the purchase of foreign goods, and additional outstanding letters of credit of $38 million and $40 million at August 31, 2012 and 2011, respectively, which guarantee payments of insurance claims.  The insurance claim letters of credit are annually renewable and will remain in place until the insurance claims are paid in full.  Letters of credit of $229 million and $13 million were outstanding at August 31, 2012, and August 31, 2011, respectively, to guarantee performance of construction contracts.  The Company pays a facility fee to the financing bank to keep these letters of credit active.  The Company had real estate development purchase commitments of $206 million and $240 million at August 31, 2012 and 2011, respectively.

The Company uses interest rate swaps to manage its interest rate exposure associated with some of its fixed-rate borrowings.  At August 31, 2012, $1.8 billion of fixed rate debt was converted to variable rate.  These swaps are accounted for according to ASC Topic 815, Derivatives and Hedging.  The swaps are measured at fair value in accordance with ASC Topic 820, Fair Value Measurement and Disclosures.  Additionally, in fiscal 2012, the Company entered into three forward starting interest rate swap transactions locking in fixed rates on $1.0 billion of its anticipated debt financing in connection with the Alliance Boots transaction, which debt was subsequently issued in fiscal 2013.  These swaps are designated as cash flow hedges and are measured at fair value.  See Notes 9 and 10 for additional disclosure regarding financial instruments.

Revenue Recognition
The Company recognizes revenue at the time the customer takes possession of the merchandise.  Customer returns are immaterial.  Sales taxes are not included in revenue.

Revenue from the pharmacy benefit management (PBM) business was included in the Company’s Consolidated Statement of Comprehensive Income prior to being sold in fiscal 2011.  The services the Company provided to its PBM clients included: plan setup, claims adjudication with network pharmacies, formulary management, and reimbursement services.  Through its PBM, the Company acted as an agent in administering pharmacy reimbursement contracts and did not assume credit risk.  Therefore, revenue was recognized as only the differential between the amount receivable from the client and the amount owed to the network pharmacy.  The Company acted as an agent to its clients with respect to administrative fees for claims adjudication.  Those service fees were recognized as revenue.

Gift Cards
The Company sells Walgreens gift cards to retail store customers and through its website.  The Company does not charge administrative fees on unused gift cards and most gift cards do not have an expiration date.  Income from gift cards is recognized when (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote (“gift card breakage”) and there is no legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions.  The Company’s gift card breakage rate is determined based upon historical redemption patterns.  Gift card breakage income, which is included in selling, general and administrative expenses, was not significant in fiscal 2012, 2011 or 2010.

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

Advertising Costs
Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred.  Net advertising expenses, which are included in selling, general and administrative expenses, were $291 million in fiscal 2012, $271 million in fiscal 2011 and $271 million in fiscal 2010.  Included in net advertising expenses were vendor advertising allowances of $239 million in fiscal 2012, $218 million in fiscal 2011 and $197 million in fiscal 2010.

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

Total stock-based compensation expense for fiscal 2012, 2011 and 2010 was $99 million, $135 million and $84 million, respectively.  The recognized tax benefit was $9 million, $49 million and $29 million for fiscal 2012, 2011 and 2010, respectively.

Unrecognized compensation cost related to non-vested awards at August 31, 2012, was $115 million.  This cost is expected to be recognized over a weighted average of three years.

Interest Expense
The Company capitalized $9 million, $10 million and $12 million of interest expense as part of significant construction projects during fiscal 2012, 2011 and 2010, respectively.  Interest paid, which is net of capitalized interest, was $108 million in fiscal 2012 and $89 million in fiscal years 2011 and 2010.

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

In determining the Company’s provision for income taxes, an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates are used. The effective income tax rate also reflects the Company’s assessment of the ultimate outcome of tax audits. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

The Company is subject to routine income tax audits that occur periodically in the normal course of business.  U.S. federal, state and local and foreign tax authorities raise questions regarding the Company’s tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with its various tax filing positions, the Company records a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to the liability for unrecognized tax benefits in the period in which the Company determines the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. The Company’s liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on the Consolidated Balance Sheets and in income tax expense in the Consolidated Statements of Comprehensive Income.

Earnings Per Share
The dilutive effect of outstanding stock options on earnings per share is calculated using the treasury stock method.  Stock options are anti-dilutive and excluded from the earnings per share calculation if the exercise price exceeds the average market price of the common shares.  Outstanding options to purchase common shares that were anti-dilutive and excluded from earnings per share totaled 32,593,870, 16,869,061 and 30,661,551 in fiscal 2012, 2011 and 2010, respectively.

New Accounting Pronouncements
In August 2010, the Financial Accounting Standards Board (FASB) issued an exposure draft on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet.  The proposed exposure draft states that lessees and lessors should apply a “right-of-use model” in accounting for all leases.  Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term.  The lease term is defined as the longest possible term that is “more likely than not” to occur.  The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset.  A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease.  On the basis of feedback received from comment letters, roundtables and outreach sessions, the FASB has made significant changes to the proposals in the exposure draft and therefore has decided to re-expose the revised exposure draft in the first quarter of calendar 2013.  The proposed standard, as currently drafted, will have a material impact on the Company’s reported results of operations and financial position.  The impact of this exposure draft is non-cash in nature and will not affect the Company’s cash position.

In July 2012, FASB issued Accounting Standards Update (ASU) 2012-02, which permits an entity to make a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired.  If an entity concludes, based on an evaluation of all relevant qualitative factors, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it will not be required to perform the quantitative impairment for that asset.  The ASU is effective for impairment tests performed for fiscal years beginning after September 15, 2012 (fiscal year 2014), with early adoption permitted.  The ASU will not have a material impact on the Company’s reported results of operations and financial position.  The impact is non-cash in nature and will not affect the Company’s cash position.

(2)           Restructuring

In 2008, the Company announced a series of strategic initiatives, approved by the Board of Directors, to enhance shareholder value.  One of these initiatives was a program known as “Rewiring for Growth,” which was designed to reduce cost and improve productivity through strategic sourcing of indirect spend, reducing corporate overhead and work throughout the Company’s stores, rationalization of inventory categories, and realignment of pharmacy operations.  These initiatives were completed in fiscal 2011.  The Company recorded $42 million of pre-tax charges in selling, general and administrative expenses in fiscal 2011 associated with the Rewiring for Growth program and $66 million in fiscal 2010.

Additionally, as a part of the Company’s Customer Centric Retailing (CCR) initiative, it has modified the store format to enhance category layouts and adjacencies, shelf heights and sight lines, and brand and private brand assortments, all of which were designed to positively impact the shopper experience.  This initiative was completed in the first quarter of fiscal 2012.  In total, the Company converted 5,843 stores and opened 559 new stores with the CCR format.  In fiscal 2012, the Company incurred $33 million in total program costs, of which $15 million was included in selling, general and administrative expenses and $18 million in capital costs.  In fiscal 2011, the Company incurred $144 million in total program costs, of which $84 million was included in selling, general and administrative expenses and $60 million in capital costs.  In fiscal 2010, the Company incurred $71 million in total program costs, of which $45 million was included in selling, general and administrative expenses and $26 million in capital costs.

 (3)           Leases

The Company owns approximately 20% of its operating locations; the remaining locations are leased premises.  Initial terms are typically 20 to 25 years, followed by additional terms containing renewal options at five-year intervals, and may include rent escalation clauses.  The commencement date of all lease terms is the earlier of the date the Company becomes legally obligated to make rent payments or the date the Company has the right to control the property.  The Company recognizes rent expense on a straight-line basis over the term of the lease.  In addition to minimum fixed rentals, some leases provide for contingent rentals based upon a portion of sales.

Minimum rental commitments at August 31, 2012, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (in millions):

	Capital Lease	Operating Lease
2013	$16	$2,447
2014	12	2,437
2015	11	2,385
2016	11	2,325
2017	9	2,250
Later	158	23,996
Total minimum lease payments	$217	$35,840

The capital lease amount includes $122 million of executory costs and imputed interest.  Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $29 million on leases due in the future under non-cancelable subleases.

The Company provides for future costs related to closed locations.  The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.  In fiscal 2012, 2011 and 2010, the Company recorded charges of $20 million, $54 million and $90 million, respectively, for facilities that were closed or relocated under long-term leases.  These charges are reported in selling, general and administrative expenses on the Consolidated Statements of Comprehensive Income.

The changes in reserve for facility closings and related lease termination charges include the following (in millions):

	Twelve Months Ended August 31
	2012	2011
Balance – beginning of period	$145	$151
Provision for present value of non-cancellable lease payments of closed facilities	6	49
Assumptions about future sublease income, terminations and changes in interest rates	(11)	(19)
Interest accretion	25	24
Cash payments, net of sublease income	(48)	(60)
Balance – end of period	$117	$145

The Company remains secondarily liable on 24 assigned leases.  The maximum potential undiscounted future payments are $15 million at August 31, 2012.  Lease option dates vary, with some extending to 2041.

Rental expense, which includes common area maintenance, insurance and taxes, was as follows (in millions):

	2012	2011	2010
Minimum rentals	$2,585	$2,506	$2,218
Contingent rentals	6	9	9
Less: Sublease rental income	(20)	(15)	(9)
	$2,571	$2,500	$2,218

(4)      Acquisitions and Divestitures

In May 2012, the Company completed its acquisition of certain assets of BioScrip, Inc.’s (BioScrip) community specialty pharmacies and centralized specialty and mail services pharmacy business for $144 million plus inventory.  Based on preliminary purchase accounting, the acquisition added $92 million to goodwill and $50 million to other intangible assets.  The addition of BioScrip's community specialty pharmacies and centralized specialty and mail services pharmacy businesses advances community pharmacy and brings additional specialty pharmacy products and services closer to patients.

In February 2012, the Company purchased Crescent Pharmacy Holdings, LLC (Crescent), an infusion pharmacy business, for $73 million, net of assumed cash.  The Crescent acquisition added $28 million to goodwill and $26 million to intangible assets, primarily payer contracts.  The acquisition is a strategic investment to expand the Company’s infusion services in select California markets.

The aggregate purchase price of all business and intangible asset acquisitions, excluding BioScrip and Crescent, was $259 million in fiscal 2012.  These acquisitions added $220 million to intangible assets, primarily prescription files.  The remaining fair value relates to immaterial amounts of tangible assets, less liabilities assumed.  Operating results of businesses acquired have been included in the Consolidated Statements of Comprehensive Income from their respective acquisition dates forward and were not material.

In fiscal 2011, the Company acquired drugstore.com, inc. (drugstore.com) for cash proceeds of $398 million including the assumption of $17 million of debt.  The acquisition added $156 million to goodwill and $160 million related to intangible assets.   The addition of drugstore.com's online business across its health, personal care, beauty and vision categories better positions the Company as the most convenient multichannel retailer of health and daily living needs in America.

Also in fiscal 2011, the Company completed the sale of its pharmacy benefit management business, Walgreens Health Initiatives, Inc. (WHI), to Catalyst Health Solutions, Inc. (Catalyst) in a cash transaction for $525 million, $40 million of which was withheld in escrow.  Net cash proceeds related to the transaction were $442 million.  The Company recorded a pre-tax gain in the fourth quarter of fiscal 2011 of $434 million on the transaction.  In fiscal 2012, the Company made a payment of $45 million to Catalyst reflecting a net working capital adjustment to the sales price.

(5)  Equity Method Investments

Equity method investments as of August 31, 2012 and 2011, were as follows (in millions, except percentages):

	2012		2011
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
Alliance Boots	$6,140	45%	$-	-
Other equity method investments	7	30% - 50%	7	30% - 50%
Total equity method investments	$6,147		$7

Alliance Boots

On August 2, 2012, the Company acquired 45% of the issued and outstanding share capital of Alliance Boots in exchange for $4.025 billion in cash and approximately 83.4 million shares of Company common stock.  The agreement also provides a call option that allows the Company to acquire the remaining 55% of Alliance Boots in exchange for an additional £3.1 billion in cash (approximately $5.0 billion using August 31, 2012 exchange rates) as well as an additional 144.3 million Company shares, subject to certain adjustments.  The call option can be exercised beginning six months prior to the third anniversary of the first step transaction (February 2, 2015) and ending on the third anniversary (August 2, 2015).  In the event that the Company does not exercise the option, under certain circumstances, Walgreens ownership of Alliance Boots will reduce from 45% to 42% in exchange for nominal consideration.

The call option was valued using a Monte Carlo simulation using assumptions surrounding Walgreens equity value as well as the potential impacts of certain provisions of the Purchase and Option Agreement dated June 18, 2012, by and among the Company, Alliance Boots and AB Acquisitions Holdings Limited that are described in the Form 8-K filed by the Company on June 19, 2012. The preliminary allocation resulted in $6.1 billion of the total consideration being allocated to the investment and $866 million being allocated to the call option based on their relative fair values.

The Company accounts for its 45% investment in Alliance Boots using the equity method of accounting.   Investments accounted for under the equity method are recorded initially at cost and subsequently adjusted for the Company’s share of the net income or loss and cash contributions and distributions to or from these entities.  Because the underlying net assets in Alliance Boots are denominated in a foreign currency, translation gains or losses will impact the recorded value of the Company’s investment.  The Company adopted a one-month lag in reporting equity income in Alliance Boots and as a result, no earnings or translation adjustments were recorded in fiscal 2012.  The Company’s investment is recorded as “Equity investment in Alliance Boots” in the Consolidated Balance Sheet.

As of August 31, 2012, the Company’s investment in Alliance Boots of $6.1 billion exceeded its proportionate share of the net assets of Alliance Boots by $2.4 billion based on preliminary estimates. This premium of $2.4 billion is recognized as part of the carrying value in the Company’s equity investment in Alliance Boots.  The difference is primarily related to the fair value of Alliance Boots indefinite-lived intangible assets and goodwill.  The Company’s equity method income from the investment in Alliance Boots will be adjusted in future periods to reflect the amortization of fair value adjustments in certain definite-lived assets of Alliance Boots.  Based on its preliminary estimates, the Company expects the incremental amortization expense associated with the Alliance Boots investment to be approximately $75 million during fiscal 2013, with a larger amount recognized in the first quarter representing the inventory step-up, which is amortized over the first inventory turn.

Other Equity Method Investments

Other equity method investments relate to joint ventures associated with the purchase of Option Care, Inc. in fiscal 2007.  These investments are included within other non-current assets on the Consolidated Balance Sheet.  The Company’s share of equity income is reported within selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income.

Summarized Financial Information

Summarized financial information for the Company’s equity method investees is as follows:

Balance Sheet (in millions)

	At August 31,
	2012	2011
Current assets	$9,193	$12
Noncurrent assets	20,085	6
Current liabilities	7,254	2
Noncurrent liabilities	13,269	3
Equity (1)	8,755	13

Income Statement (in millions)

	Year Ended August 31,
	2012(2)	2011	2010
Net revenue	$37	$37	$31
Gross Profit	17	19	11
Net income	2	5	2
Share of pre-tax income from investments accounted for using the equity method(2)	1	2	1

(1) Equity includes $380 million related to non-controlling interests.
(2) The Company adopted a one-month lag in reporting its share of equity income in Alliance Boots and as a result, no earnings were recorded in fiscal 2012.

(6)      Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.  The Company adopted in fiscal 2012 ASU 2011-08, Testing Goodwill for Impairment, which permits a qualitative assessment to determine whether it is more likely than not (a more than 50 percent likelihood) that the fair value of a reporting unit is less than its carrying amount, which would then require performing step one of impairment testing.  Otherwise, no further evaluation would be necessary.  As part of the Company’s impairment analysis for each reporting unit, the Company engaged a third party appraisal firm to assist in the determination of estimated fair value for each unit.  This determination included estimating the fair value using both the income and market approaches.  The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates.  The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires the Company to make significant estimates and assumptions.  These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which the Company competes; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures.  The allocation requires several analyses to determine fair value of assets and liabilities including, among other things, purchased prescription files, customer relationships and trade names.  Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates.  Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both.  The Company also compared the sum of the estimated fair values of its reporting units to the Company’s total value as implied by the market value of its equity and debt securities. This comparison indicated that, in total, its assumptions and estimates were reasonable.  However, future declines in the overall market value of the Company’s equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit “passed” (fair value exceeds the carrying amount) or “failed” (the carrying amount exceeds fair value) the first step of the goodwill impairment test. The Company’s reporting units’ fair values exceeded their carrying amounts by less than 10% to more than 140%. The fair value of one reporting unit exceeded its carrying amount by less than 10%. Goodwill allocated to this reporting unit was $255 million at May 31, 2012. For this reporting unit, relatively modest changes in the Company’s key assumptions may have resulted in the recognition of a goodwill impairment charge. The Company’s Long Term Care Pharmacy’s goodwill was impaired by $16 million in fiscal 2010 as a result of the asset sale agreement with Omnicare, Inc., which was signed on August 31, 2010.

Generally, changes in estimates of expected future cash flows would have a similar effect on the estimated fair value of the reporting unit. That is, a 1% change in estimated future cash flows would change the estimated fair value of the reporting unit by approximately 1%. The estimated long-term rate of net sales growth can have a significant impact on the estimated future cash flows, and therefore, the fair value of each reporting unit. For the reporting unit whose fair value exceeded carrying value by less than 10%, a 1% decrease in the long-term net sales growth rate would have resulted in the reporting unit failing the first step of the goodwill impairment test. Of the other key assumptions that impact the estimated fair values, most reporting units have the greatest sensitivity to changes in the estimated discount rate.  A 1% increase in estimated discount rate for the reporting unit whose fair value exceeded carrying value by less than 10% would also have resulted in the reporting unit failing step one. The Company believes that its estimates of future cash flows and discount rates are reasonable, but future changes in the underlying assumptions could differ due to the inherent uncertainty in making such estimates.

Changes in the carrying amount of goodwill consist of the following activity (in millions):

	2012	2011
Net book value – September 1
Goodwill	$2,045	$1,915
Accumulated impairment losses	(28)	(28)
Total	2,017	1,887
Acquisitions	120	158
Other	24	(28)
Net book value – August 31	$2,161	$2,017

“Other” primarily represents immaterial purchase accounting adjustments for the Company’s acquisitions.

The carrying amount and accumulated amortization of intangible assets consists of the following (in millions):

	2012	2011
Gross Intangible Assets
Purchased prescription files	$984	$913
Favorable lease interests	388	385
Purchasing and payer contracts	334	308
Non-compete agreements	120	95
Trade name	189	71
Other amortizable intangible assets	4	4
Total gross intangible assets	2,019	1,776

Accumulated amortization
Purchased prescription files	(417)	(338)
Favorable lease interests	(109)	(76)
Purchasing and payer contracts	(119)	(94)
Non-compete agreements	(53)	(43)
Trade name	(32)	(11)
Other amortizable intangible assets	(3)	(2)
Total accumulated amortization	(733)	(564)
Total intangible assets, net	$1,286	$1,212

Amortization expense for intangible assets was $255 million in fiscal 2012, $219 million in fiscal 2011 and $182 million in fiscal 2010.  The weighted-average amortization period for purchased prescription files was seven years for fiscal 2012 and 2011.  The weighted-average amortization period for favorable lease interests was 11 years for fiscal 2012 and 2011.  The weighted-average amortization period for purchasing and payer contracts was 13 years for fiscal 2012 and 2011.  The weighted-average amortization period for non-compete agreements was six years for fiscal 2012 and five years for fiscal 2011.  The weighted-average amortization period for trade names was 13 years for fiscal 2012 and nine years for fiscal 2011.  The weighted-average amortization period for other amortizable intangible assets was 10 years for fiscal 2012 and 2011.

Expected amortization expense for intangible assets recorded at August 31, 2012, not including amounts related to Alliance Boots that will be amortized through equity method investment income, is as follows (in millions):

2013	2014	2015	2016	2017
$252	$217	$182	$144	$99

(7)      Income Taxes

The provision for income taxes consists of the following (in millions):

	2012	2011	2010
Current provision -
Federal	$890	$1,301	$1,129
State	120	147	90
	1,010	1,448	1,219
Deferred provision -
Federal	251	113	62
State	(12)	19	1
	239	132	63
Income tax provision	$1,249	$1,580	$1,282

The difference between the statutory federal income tax rate and the effective tax rate is as follows:

	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.1	2.6	2.2
Medicare Part D Subsidy	-	-	1.3
Other	(0.1)	(0.8)	(0.5)
Effective income tax rate	37.0%	36.8%	38.0%

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (in millions):

	2012	2011
Deferred tax assets -
Postretirement benefits	$217	$214
Compensation and benefits	182	165
Insurance	157	226
Accrued rent	142	112
Tax benefits	214	327
Stock compensation	189	179
Inventory	96	143
Other	92	78
Subtotal	1,289	1,444
Less: Valuation allowance	19	91
Total deferred tax assets	1,270	1,353
Deferred tax liabilities -
Accelerated depreciation	1,332	1,176
Inventory	534	476
Intangible assets	28	49
Other	80	31
Subtotal	1,974	1,732
Net deferred tax liabilities	$704	$379

At August 31, 2012, the Company has recorded deferred tax assets of $171 million reflecting the benefit of $328 million in federal and $1,248 million in state loss carryforwards.  These deferred tax assets will expire at various dates from 2013 through 2031.

The Company believes it is more likely than not that the benefit from certain net operating loss carryforwards will not be realized.  In recognition of this risk, the Company has recorded a valuation allowance of $19 million on certain deferred tax assets relating to these net operating losses as of August 31, 2012.

Income taxes paid were $1,203 million, $1,320 million and $1,195 million during the fiscal years ended August 31, 2012, 2011 and 2010, respectively.

ASC Topic 740, Income Taxes, provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file in a particular jurisdiction.  All unrecognized benefits at August 31, 2012, and August 31, 2011, were classified as long-term liabilities on the Consolidated Balance Sheets.

The following table provides a reconciliation of the total amounts of unrecognized tax benefits for fiscal 2012 (in millions):

	2012	2011	2010
Balance at beginning of year	$94	$93	$128
Gross increases related to tax positions in a prior period	100	25	12
Gross decreases related to tax positions in a prior period	(49)	(68)	(57)
Gross increases related to tax positions in the current period	53	54	37
Settlements with taxing authorities	(1)	(8)	(21)
Lapse of statute of limitations	-	(2)	(6)
Balance at end of year	$197	$94	$93

At August 31, 2012, 2011 and 2010, $118 million, $81 million and $57 million, respectively, of unrecognized tax benefits would favorably impact the effective tax rate if recognized.

The Company recognizes interest and penalties in the income tax provision in its Consolidated Statements of Comprehensive Income.  At August 31, 2012, and August 31, 2011, the Company had accrued interest and penalties of $23 million and $24 million, respectively.

The Company files a consolidated U.S. federal income tax return, as well as income tax returns in various states.  It is no longer under audit examination for U.S. federal income tax purposes for any years prior to fiscal 2010.  One issue related to fiscal 2008 and 2009 remains unresolved and is currently in appeals.  The Company anticipates that this issue will be resolved in fiscal 2013. With few exceptions, it is no longer subject to state and local income tax examinations by tax authorities for years before fiscal 2006.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will increase or decrease during the next 12 months; however, the Company does not expect the change to have a material effect on its results of operations or its financial position.

(8)      Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt consists of the following at August 31 (in millions):

	2012	2011
Short-Term Borrowings -
Current maturities of loans assumed through the purchase of land and buildings; various interest rates from 5.00% to 8.75%; various maturities from 2013 to 2035	$9	$8
4.875% unsecured notes due 2013 net of unamortized discount and interest rate swap fair market value adjustment (see Note 9)	1,305	-
Other	5	5
Total short-term borrowings	$1,319	$13

Long-Term Debt -
4.875% unsecured notes due 2013 net of unamortized discount and interest rate swap fair market value adjustment (see Note 9)	$-	$1,339
5.250% unsecured notes due 2019 net of unamortized discount and interest rate swap fair market value adjustment (see Note 9)	1,030	1,011
Bridge Facility (see Note 16)	3,000	-
Loans assumed through the purchase of land and buildings; various interest rates from 5.00% to 8.75%; various maturities from 2013 to 2035	52	54
	4,082	2,404
Less current maturities	(9)	(8)
Total long-term debt	$4,073	$2,396

On July 17, 2008, the Company issued notes totaling $1.3 billion bearing an interest rate of 4.875% paid semiannually in arrears on February 1 and August 1 of each year, beginning on February 1, 2009. The notes will mature on August 1, 2013. The Company may redeem the notes, at any time in whole or from time to time in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest, discounted to the date of redemption on a semiannual basis at the Treasury Rate, plus 30 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption.  If a change of control triggering event occurs, unless the Company has exercised its option to redeem the notes, it will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of redemption.  The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness of the Company. The notes are not convertible or exchangeable.  Total issuance costs relating to this offering were $9 million, which included $8 million in underwriting fees.  The fair value of the notes as of August 31, 2012 and 2011, was $1,350 million and $1,403 million, respectively.  Fair value for these notes was determined based upon quoted market prices.

On January 13, 2009, the Company issued notes totaling $1.0 billion bearing an interest rate of 5.250% paid semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2009. The notes will mature on January 15, 2019. The Company may redeem the notes, at any time in whole or from time to time in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest, discounted to the date of redemption on a semiannual basis at the Treasury Rate, plus 45 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption.  If a change of control triggering event occurs, unless the Company has exercised its option to redeem the notes, it will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of redemption.  The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness of the Company. The notes are not convertible or exchangeable.  Total issuance costs relating to this offering were $8 million, which included $7 million in underwriting fees.  The fair value of the notes as of August 31, 2012 and 2011, was $1,160 million and $1,173 million, respectively.  Fair value for these notes was determined based upon quoted market prices.

On August 2, 2012, the Company borrowed $3.0 billion of its available $3.5 billion variable rate 364-day bridge term loan obtained in connection with the investment in Alliance Boots.  Interest was reset monthly based upon the one-month LIBOR plus a fixed margin, paid on a monthly basis.  In fiscal 2012, interest expense on the bridge loan was $21 million, which included $18 million in one-time costs.  On September 13, 2012, the Company repaid in full all amounts borrowed under the bridge loan with a portion of the net proceeds from a public offering of $4.0 billion of notes (see Note 16).

The Company has had no activity or outstanding balances in its commercial paper program since fiscal 2009.  In connection with the commercial paper program, the Company maintains two unsecured backup syndicated lines of credit that total $1.35 billion.  The first $500 million facility expires on July 20, 2015, and allows for the issuance of up to $250 million in letters of credit.  The second $850 million facility expires on July 23, 2017, and allows for the issuance of up to $200 million in letters of credit.  The issuance of letters of credit under either of these facilities reduces available borrowings.  The Company’s ability to access these facilities is subject to compliance with the terms and conditions of the credit facilities, including financial covenants.  The covenants require the Company to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments.  At August 31, 2012, the Company was in compliance with all such covenants.  The Company pays a facility fee to the financing banks to keep these lines of credit active.  At August 31, 2012, there were no letters of credit issued against these credit facilities and the Company does not anticipate any future letters of credit to be issued against these facilities.

(9)      Financial Instruments

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

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in interest expense on the Consolidated Statement of Comprehensive Income.  Fair value changes in derivatives that are designated and qualify as cash flow hedges are recorded in other comprehensive income, with any ineffectiveness recorded in interest expense.

In January 2010, the Company terminated its existing one-month future LIBOR swaps that converted all $1.3 billion of its 4.875% fixed-rate debt to floating.  Upon termination, the Company received payment from its counterparty that consisted of accrued interest and an amount representing the fair value of the swaps.  The related fair value benefit attributed to the Company’s debt continues to amortize over the life of the debt, which matures on August 1, 2013.  The Company then entered into six-month LIBOR in arrears swaps with two counterparties for all of its $1.3 billion 4.875% fixed-rate debt.

In May 2011, the Company entered into interest rate swaps with two counterparties converting $250 million of its 5.250% fixed-rate notes to a floating interest rate based on the six-month LIBOR in arrears plus a constant spread.  In March 2012, the Company entered into interest rate swaps with the same two counterparties converting an additional $250 million of its 5.250% fixed rate notes to a floating interest rate based on the one-month LIBOR in arrears plus a constant spread.  All swap termination dates coincide with the notes maturity date, January 15, 2019.

In the fourth quarter of fiscal 2012, the Company entered into three forward starting interest rate swap transactions locking in the then current interest rate on $1.0 billion of its anticipated debt issuance in connection with the Alliance Boots investment.  The swaps were terminated subsequent to year end when the hedged debt was issued in September 2012.  The swap transactions were designated as cash flow hedges.

The notional amounts of derivative instruments outstanding at August 31, 2012 and 2011, were as follows (in millions):

	2012	2011
Derivatives designated as hedges:
Interest rate swaps	$1,800	$1,550
Forward interest rate swaps	1,000	-

The changes in fair value of the notes attributable to the hedged risk are included in long-term debt on the Consolidated Balance Sheets (see Note 8) and amortized through maturity.  At August 31, 2012 and 2011, the Company had net unamortized fair value changes of $40 million and $57 million, respectively.  Changes in fair value of the cash flow hedges are included in other comprehensive income, with any ineffectiveness recorded directly to interest expense.  Upon termination of the cash flow hedges, cumulative changes included in other comprehensive income will be amortized with the anticipated debt’s cash flow.  No material fair value changes or ineffectiveness was recorded through other comprehensive income in fiscal 2012.

The fair value and balance sheet presentation of derivative instruments at August 31, 2012, were as follows (in millions):

	Location in Consolidated Balance Sheet	2012	2011
Asset derivatives designated as hedges:
Interest rate swaps	Other current assets	$24	$-
Forward interest rate swaps	Other non-current assets	-	-
Interest rate swaps	Other non-current assets	39	63

Gains and losses relating to the ineffectiveness of the Company’s derivative instruments are recorded in interest expense on the Consolidated Condensed Statement of Comprehensive Income. The Company recorded a $2 million gain in fiscal 2012 and $1 million in fiscal 2011.

(10)           Fair Value Measurements

The Company measures certain assets and liabilities in accordance with ASC Topic 820, Fair Value Measurements and Disclosures.  ASC Topic 820 defines fair value as the price that would be received for an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.  In addition, it establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels:

Level 1 -	Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2 -	Observable inputs other than quoted prices in active markets.
Level 3 -	Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis were as follows (in millions):

	August 31, 2012	Level 1	Level 2	Level 3
Assets:
Money market funds	$820	$820	$-	$-
Interest rate swaps	63	-	63	-
Forward interest rate swaps	-	-	-	-

	August 31, 2011	Level 1	Level 2	Level 3
Assets:
Money market funds	$1,239	$1,239	$-	$-
Interest rate swaps	63	-	63	-

Interest rate swaps are valued using the six-month and one-month LIBOR in arrears rates.  See Note 9 for additional disclosure regarding financial instruments.

Assets measured at fair value on a nonrecurring basis were as follows (in millions):
	August 31, 2012	Level 1	Level 2	Level 3
Assets:
Alliance Boots call option	$866	$-	$-	$866

The call option was valued using a Monte Carlo simulation using assumptions surrounding Walgreens equity value as well as the potential impacts of the certain provisions of the Purchase and Option Agreement dated June 18, 2012, by and among the Company, Alliance Boots and AB Acquisitions Holdings Limited.

The Company reports its debt instruments under the guidance of ASC Topic 825, Financial Instruments, which requires disclosure of the fair value of the Company’s debt in the footnotes to the consolidated condensed financial statements.  See Note 8 for further details.

(11) Commitments and Contingencies

The Company is involved in legal proceedings, including the matters described below, and is subject to investigations, inspections, audits, inquiries and similar actions by governmental authorities, arising in the normal course of the Company’s business.  Litigation, in general, and securities and class action litigation, in particular, can be expensive and disruptive.  Some of these suits may purport or may be determined to be class actions and/or involve parties seeking large and/or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years.  From time to time, the Company is also involved in legal proceedings as a plaintiff involving antitrust, tax, contract, intellectual property and other matters.  Gain contingencies, if any, are recognized when they are realized.  The results of legal proceedings are often uncertain and difficult to predict, and the costs incurred in litigation can be substantial, regardless of the outcome.

On a quarterly basis, the Company assesses its liabilities and contingencies for outstanding legal proceedings and reserves are established on a case-by-case basis for those legal claims for which management concludes that it is probable that a loss will be incurred and that the amount of such loss can be reasonably estimated. Management's assessment of current litigation and other legal proceedings, including the corresponding accruals, could change because of the discovery of facts with respect to legal actions or other proceedings pending against the Company which are not presently known.  Adverse determinations by judges, juries or other parties could also result in changes to management’s assessment of current liabilities and contingencies.  The ultimate costs of resolving these claims may be substantially higher or lower than the amounts reserved.  Due to the inherent difficulty of predicting the outcome of litigation and other legal proceedings, the Company cannot predict the eventual outcome of these matters, and it is reasonably possible that some of them could be resolved unfavorably to the Company.  As a result, it is possible that the Company’s results of operations or cash flows in a particular fiscal period could be materially affected by an unfavorable resolution of pending litigation or contingencies.  However, based on its current knowledge, management does not expect reasonably possible losses relating to the outcome of current litigation and legal proceedings, after consideration of applicable reserves and rights to indemnification, to be material to the Company’s consolidated financial position.

On April 4, 2012,  the United States Drug Enforcement Administration (DEA) served administrative inspection warrants on six Walgreen retail pharmacies in Florida and removed certain controlled substance prescription records and other related documents.  DEA also served an inspection warrant and an administrative subpoena for records on the Walgreens distribution center in Jupiter, Florida.  DEA issued a separate administrative subpoena for records from the Walgreens facility in Orlando, Florida on August 8, 2012.  On September 14, 2012, DEA served an Order to Show Cause (OSC) and Immediate Suspension Order (ISO) on the Jupiter Distribution Center and placed under seal the controlled substance inventory at that facility.  Walgreens timely requested a hearing to demonstrate why DEA should not permanently revoke the controlled substance registration from the Jupiter Distribution Center.  On October 10, 2012, Walgreens filed a petition in the U.S. Court of Appeals for the District of Columbia challenging DEA’s authority to issue the ISO.

SEC regulations require disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions that management reasonably believes could exceed $100,000.  On July 2, 2012, a number of California District Attorneys served the Company with a civil complaint filed in the Alameda County Superior Court alleging certain violations of the state’s hazardous waste regulations related to the proper disposal of various materials from the Company’s retail stores and seeking injunctive relief, civil penalties and certain fees and expenses. The California District Attorneys filed an amended complaint on July 12, 2012, and a motion for preliminary injunction on August 6, 2012.  The Company intends to work with state and local officials in an effort to resolve this matter, but cannot predict the ultimate outcome of these efforts.

(12) Capital Stock

The Board of Directors' long-term capital policy is to maintain a strong balance sheet and financial flexibility; reinvest in its core strategies; invest in strategic opportunities that reinforce its core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term.  In connection with the Company’s capital policy, its Board of Directors authorized a share repurchase program (2009 repurchase program) and set a long-term dividend payout ratio target between 30 and 35 percent of net income.  The 2009 repurchase program, which was completed in September 2010, allowed for the repurchase of up to $2.0 billion of the Company’s common stock.  On October 13, 2010, the Board of Directors authorized the 2011 repurchase program, which was completed in July 2011, which allowed for the repurchase of up to $1.0 billion of the Company’s common stock.  On July 13, 2011, the Board of Directors authorized the 2012 repurchase program, which allows for the repurchase of up to $2.0 billion of the Company’s common stock prior to its expiration on December 31, 2015.  Activity related to these programs was as follows (in millions):

	Fiscal Year Ended
	2012	2011	2010
2009 stock repurchase program	$-	$360	$1,640
2011 stock repurchase program	-	1,000	-
2012 stock repurchase program	1,151	424	-
	$1,151	$1,784	$1,640

The Company determines the timing and amount of repurchases from time to time based on its assessment of various factors including prevailing market conditions, alternate uses of capital, liquidity, the economic environment and other factors.  The Company anticipates that the pace of any future share repurchase activity may be significantly curtailed from the levels achieved in the preceding two years due to its investment in Alliance Boots.  The timing and amount of these purchases may change at any time and from time to time.  The Company has and may from time to time in the future repurchase shares on the open market through Rule 10b5-1 plans, which enable a company to repurchase shares at times when it otherwise might be precluded from doing so under insider trading laws.

In addition, the Company continued to repurchase shares to support the needs of the employee stock plans.  Shares totaling $40 million were purchased to support the needs of the employee stock plans during fiscal 2012 as compared to $244 million in fiscal 2011.  At August 31, 2012, 58,849,238 shares of common stock were reserved for future issuances under the Company’s various employee benefit plans.

(13) Stock Compensation Plans

The Walgreen Co. Stock Purchase/Option Plan (Share Walgreens) provides for the granting of options to purchase common stock over a 10-year period to eligible non-executive employees upon the purchase of Company shares, subject to certain restrictions.  Employees may purchase Company shares through cash purchases or loans.  The option price is the closing price of a share of common stock on the grant date. Options may be granted under this Plan until September 30, 2012, for an aggregate of 42,000,000 shares of common stock.  At August 31, 2012, there were 13,366,481 shares available for future grants.  The options granted during fiscal 2012, 2011 and 2010 have a three-year vesting period.

The Walgreen Co. Executive Stock Option Plan provides for the granting of options to eligible key employees to purchase common stock over a 10-year period, at a price not less than the fair market value on the date of the grant.  Under this Plan, options may be granted until January 13, 2020, for an aggregate of 63,400,000 shares of common stock.  At August 31, 2012, 15,984,563 shares were available for future grants.  The options granted during fiscal 2012, 2011 and 2010 have a three-year vesting period.

The Walgreen Co. Broad Based Employee Stock Option Plan provides for the granting of options to eligible non-executive employees to purchase common stock over a 10-year period, at a price not less than the fair market value on the date of the grant.  Under this Plan, on March 11, 2003, substantially all non-executive employees, in conjunction with the opening of the Company's 4,000th store, were granted a stock option to purchase 100 shares.  The Plan authorized the grant of an aggregate of 15,000,000 shares of common stock.  At August 31, 2012, 7,905,555 shares were available for future grants.  The options vested and became exercisable on March 11, 2006, and any unexercised options will expire on March 10, 2013, subject to earlier termination if the optionee’s employment ends.

A summary of information relative to the Company’s stock option plans follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Outstanding at August 31, 2011	49,033,846	$33.70	6.04	$193
Granted	7,801,023	38.34
Exercised	(3,245,380)	27.46
Expired/Forfeited	(3,553,520)	35.22
Outstanding at August 31, 2012	50,035,969	$34.18	5.60	$175
Vested or expected to vest at August 31, 2012	29,037,001	$35.35	3.90	$108
Exercisable at August 31, 2012	20,147,917	$32.76	7.99	$65

The fair value of each option grant was determined using the Black-Scholes option pricing model with the following weighted-average assumptions used in fiscal 2012, 2011 and 2010:

	2012	2011	2010
Risk-free interest rate (1)	1.73%	2.12%	3.14%
Average life of option (years) (2)	7.9	7.2	7.3
Volatility (3)	27.02%	28.08%	28.01%
Dividend yield (4)	2.90%	1.94%	1.91%
Weighted-average grant-date fair value
Granted at market price	$8.08	$8.12	$9.80

(1)	Represents the U.S. Treasury security rates for the expected term of the option.
(2)	Represents the period of time that options granted are expected to be outstanding. The Company analyzed separate groups of employees with similar exercise behavior to determine the expected term.
(3)	Volatility was based on historical and implied volatility of the Company’s common stock.
(4)	Represents the Company’s cash dividend for the expected term.

The intrinsic value for options exercised in fiscal 2012, 2011 and 2010 was $22 million, $33 million and $29 million, respectively.  The total fair value of options vested in fiscal 2012, 2011 and 2010 was $125 million, $58 million and $53 million, respectively.

Cash received from the exercise of options in fiscal 2012 was $89 million compared to $147 million in the prior year.  The related tax benefit realized was $8 million in fiscal 2012 compared to $14 million in the prior year.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase.  Employees may make purchases by cash, loans or payroll deductions up to certain limits. The aggregate number of shares that may be purchased under this Plan is 94,000,000.  At August 31, 2012, 16,610,192 shares were available for future purchase.

The Walgreen Co. Long-Term Performance Incentive Plan (amended and restated Restricted Performance Share Plan) was approved by shareholders on January 10, 2007.  The Plan offers performance-based incentive awards and equity-based awards to key employees.  The awards are subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability. Restrictions generally lapse over a multiyear period from the date of grant.  The Long-Term Performance Incentive Plan was authorized to grant an aggregate of 10,000,000 shares of common stock.  As of August 31, 2012, 4,982,447 shares were available for future issuance under the Long-Term Performance Incentive Plan.  In accordance with ASC Topic 718, Compensation – Stock Compensation, compensation expense is recognized on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.

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

A summary of information relative to the Company’s restricted stock awards follows:

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at August 31, 2011	48,046	$36.13
Granted	-	-
Forfeited	(3,690)	36.43
Vested	(31,355)	36.02
Nonvested at August 31, 2012	13,001	$36.33

A summary of information relative to the Company’s restricted stock unit plan follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2011	1,911,237	$33.94
Granted	936,499	36.60
Dividends	64,986	-
Forfeited	(245,033)	33.01
Vested	(857,138)	34.95
Outstanding at August 31, 2012	1,810,551	$34.04

A summary of information relative to the Company’s performance share plan follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2011	1,819,668	$31.83
Granted	689,605	35.61
Forfeited	(215,948)	31.76
Vested	(313,298)	35.52
Outstanding at August 31, 2012	1,980,027	$32.57

The Walgreen Co. Nonemployee Director Stock Plan provides that each nonemployee director receives an equity grant of shares each year on November 1.  The number of shares granted is determined by dividing $155,000 by the price of a share of common stock on November 1.  Each nonemployee director may elect to receive this annual share grant in the form of shares or deferred stock units.   Each nonemployee director received a grant of 4,788 shares in fiscal 2012, 4,552 shares in fiscal 2011 and 4,097 shares in fiscal 2010.  New directors in any of the fiscal years earned a prorated amount.  Effective November 1, 2009, the payment of the annual retainer was changed to be paid only in the form of cash, which may still be deferred.  Previously, the annual retainer was paid one-half in cash and one-half in Walgreen Co. common stock.

A summary of total stock-based compensation expense follows:

	2012	2011	2010
Stock options	$62	$85	$78
Restricted stock units	24	20	13
Performance share plans	7	25	6
Employee stock purchase plan	6	5	5
	$99	$135	$102

(14)           Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust, to which both the Company and participating employees contribute.  The Company's contribution, which has historically related to FIFO earnings before interest and taxes  and a portion of which is in the form of a guaranteed match, is determined annually at the discretion of the Board of Directors.  The profit-sharing provision was $283 million in fiscal 2012, $382 million in fiscal 2011 and $300 million in fiscal 2010.  The Company's contributions were $372 million in fiscal 2012, $322 million in fiscal 2011 and $293 million in fiscal 2010.

The Company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire.  The costs of these benefits are accrued over the service life of the employee. In fiscal 2012, the Company amended its prescription drug program for certain Medicare-eligible retirees to a group-based Company sponsored Medicare Part D program, or  employer group waiver program, effective January 1, 2013.  The Company's postretirement health benefit plan is not funded.

Components of net periodic benefit costs (in millions):

	2012	2011	2010
Service cost	$13	$15	$11
Interest cost	22	22	20
Amortization of actuarial loss	8	14	7
Amortization of prior service cost	(10)	(10)	(10)
Total postretirement benefit cost	$33	$41	$28

Change in benefit obligation (in millions):

	2012	2011
Benefit obligation at September 1	$407	$441
Service cost	13	15
Interest cost	22	22
Amendments	(139)	-
Actuarial (gain) loss	52	(57)
Benefit payments	(18)	(18)
Participants’ contributions	5	4
Benefit obligation at August 31	$342	$407

Change in plan assets (in millions):

	2012	2011
Plan assets at fair value at September 1	$-	$-
Plan participants’ contributions	5	4
Employer contributions	13	14
Benefits paid	(18)	(18)
Plan assets at fair value at August 31	$-	$-

Funded status (in millions):

	2012	2011
Funded status	$(342)	$(407)
Unrecognized actuarial gain	-	-
Unrecognized prior service cost	-	-
Accrued benefit cost at August 31	$(342)	$(407)

Amounts recognized in the Consolidated Balance Sheets (in millions):

	2012	2011
Current liabilities (present value of expected 2013 net benefit payments)	$(10)	$(11)
Non-current liabilities	(332)	(396)
Net liability recognized at August 31	$(342)	$(407)

Amounts recognized in accumulated other comprehensive (income) loss (in millions):

	2012	2011
Prior service credit	$(250)	$(121)
Net actuarial loss	161	117

Amounts expected to be recognized as components of net periodic costs for fiscal year 2013 (in millions):

2013
Prior service credit	$(22)
Net actuarial loss	11

The measurement date used to determine postretirement benefits is August 31.

The discount rate assumption used to compute the postretirement benefit obligation at year-end was 4.15% for 2012 and 5.40% for 2011.  The discount rate assumption used to determine net periodic benefit cost was 5.40%, 4.95% and 6.15% for fiscal years ending 2012, 2011 and 2010, respectively.  The consumer price index assumption used to compute the postretirement benefit obligation was 2.00% for 2012 and 2011.

Future benefit costs were estimated assuming medical costs would increase at a 7.25% annual rate, gradually decreasing to 5.25% over the next ten years and then remaining at a 5.25% annual growth rate thereafter.  A one percentage point change in the assumed medical cost trend rate would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on service and interest cost	$(1)	$2
Effect on postretirement obligation	(2)	12

Estimated future benefit payments and federal subsidy are as follows (in millions):

	Estimated Future Benefit Payments	Estimated Federal Subsidy
2013	$10	$-
2014	12	-
2015	13	-
2016	15	-
2017	16	-
2018-2022	107	1

(15) Supplementary Financial Information

Non-cash transactions in fiscal 2012 include $2,981 million in stock issuance relating to the investment in Alliance Boots, an $53 million decrease in the retiree medical liability and a $58 million increase in the liability for dividends declared.  Non-cash transactions in fiscal 2011 include $116 million in accrued liabilities related to the purchase of property and equipment, a $62 million increase in the retiree medical benefit liability and a $36 million increase in the liability for dividends declared.  Non-cash transactions in fiscal 2010 include a $95 million increase in the retiree medical benefit liability, a $29 million increase in the liability for dividends declared and $44 million in accrued liabilities related to the purchase of property and equipment.

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (in millions):

	2012	2011
Accounts receivable -
Accounts receivable	$2,266	$2,598
Allowance for doubtful accounts	(99)	(101)
	$2,167	$2,497
Other non-current assets -
Intangible assets, net (see Note 6)	$1,286	$1,212
Other	211	377
	$1,497	$1,589
Accrued expenses and other liabilities -
Accrued salaries	$772	$856
Taxes other than income taxes	454	489
Insurance	268	230
Profit sharing	166	253
Other	1,359	1,247
	$3,019	$3,075
Other non-current liabilities -
Postretirement health care benefits	$332	$396
Accrued rent	347	418
Insurance	408	346
Other	799	625
	$1,886	$1,785

Summary of Quarterly Results (Unaudited)
(In millions, except per share amounts)

	Quarter Ended
	November	February	May	August (1)	Fiscal Year
Fiscal 2012
Net Sales	$18,157	$18,651	$17,752	$17,073	$71,633
Gross Profit	5,104	5,389	5,014	4,835	20,342
Net Earnings	554	683	537	353	2,127
Per Common Share -
Basic	$.63	$.79	$.63	$.40	$2.43
Diluted	.63	.78	.62	.39	2.42
Cash Dividends Declared Per Common Share	$.225	$.225	$.225	$.275	$.950
Fiscal 2011
Net Sales	$17,344	$18,502	$18,371	$17,967	$72,184
Gross Profit	4,945	5,324	5,154	5,069	20,492
Net Earnings	580	739	603	792	2,714
Per Common Share -
Basic	$.62	$.80	$.66	$.88	$2.97
Diluted	.62	.80	.65	.87	2.94
Cash Dividends Declared Per Common Share	$.175	$.175	$.175	$.225	$.750

(1)
Results for the fiscal quarter ending August 31, 2011 include a pre-tax gain of $434 million and $273 million, or $.30 per diluted share, after tax, from the sale of Walgreens Health Initiatives, Inc., a pharmacy benefit management business.

Common Stock Prices

Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2012 and 2011.

		Quarter Ended
		November	February	May	August	Fiscal Year
Fiscal 2012	High	$36.27	$34.60	$35.41	$36.08	$36.27
	Low	30.10	31.95	30.28	28.77	28.77
Fiscal 2011	High	$35.27	$42.91	$44.67	$44.91	$44.91
	Low	27.17	35.17	38.82	34.11	27.17

Comparison of Five-Year Cumulative Total Return

The following graph compares the five-year cumulative total return of the Company's common stock with the S&P 500 Index and the Value Line Pharmacy Services Industry Index.  The graph assumes a $100 investment made August 31, 2007, and the reinvestment of all dividends.  The historical performance of the Company’s common stock is not necessarily indicative of future stock performance.

	Value of Investment at August 31,
	2007	2008	2009	2010	2011	2012
Walgreen Co.	$100.00	$81.71	$77.29	$62.41	$83.34	$87.08
S&P 500 Index	100.00	87.03	69.24	71.19	82.69	95.43
Value Line Pharmacy Services Industry Index	100.00	91.74	93.34	75.17	91.51	107.84

This performance graph and accompanying disclosure is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any of the Company’s filings under the Securities Act or the Exchange Act, irrespective of the timing of and any general incorporation language in such filing.

(16) Subsequent Events

In connection with the Alliance Boots first-step transaction that closed on August 2, 2012, the Company borrowed $3.0 billion under a 364-day bridge loan facility.  On September 13, 2012, the Company repaid in full all amounts borrowed under the bridge loan facility with a portion of the net proceeds from a public offering of $4.0 billion of notes with varying maturities and interest rates, the majority of which are fixed rate.  In accordance with ASC Topic 470, Debt, the 364-day bridge loan facility was refinanced on a long-term basis prior to the financial statements being issued and as a result, outstanding borrowings under the bridge loan facility that existed as of August 31, 2012, are classified as long-term debt on the Company’s balance sheet.  The following details each tranche of notes issued on September 13, 2012:

Notes Issued (in Millions)	Maturity Date	Interest Rate	Interest Payment Dates
$550	March 13, 2014	Variable; three-month U.S. Dollar LIBOR, reset quarterly, plus 50 basis points	March 13, June 13, September 13 and December 13; commencing on December 13, 2012
750	March 13, 2015	Fixed 1.00%	March 13 and September 13; commencing on March 13, 2013
1,000	September 15, 2017	Fixed 1.80%	March 15 and September 15; commencing on March 15, 2013
1,200	September 15, 2022	Fixed 3.10%	March 15 and September 15; commencing on March 15, 2013
500	September 15, 2042	Fixed 4.40%	March 15 and September 15; commencing on March 15, 2013
$4,000

The Company may redeem the fixed rate notes at its option, at any time in whole, or from time to time in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes being redeemed; and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined), plus 12 basis points for the notes due 2015, 20 basis points for the notes due 2017, 22 basis points for the notes due 2022 and 25 basis points for the notes due 2042.  If a change of control triggering event occurs, the Company will be required, unless it has exercised its right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase.  The notes are unsecured senior debt obligations and rank equally with all other unsecured and unsubordinated indebtedness of the Company.  Total issuance costs relating to the notes, including underwriting discounts and fees, were an estimated $25 million.

On September 17, 2012, the Company completed its purchase of USA Drug, a regional drugstore chain in the mid-South region of the United States, from Stephen L. LaFrance Holdings, Inc. and members of the LaFrance family.  The transaction includes 144 stores that operate under the USA Drug, Super D Drug, May’s Drug, Med-X and Drug Warehouse names located in Arkansas, Kansas, Mississippi, Missouri, New Jersey, Oklahoma and Tennessee.  The acquisition also includes corporate offices, a distribution center located in Pine Bluff, Arkansas, and a wholesale and private brand business.  Total consideration for the purchase was approximately $438 million subject to adjustment in certain circumstances.

Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2012.  Deloitte & Touche LLP, the Company’s independent registered public accounting firm, has audited our internal control over financial reporting, as stated in its report which is included herein.

/s/	Gregory D. Wasson	/s/	Wade D. Miquelon
	Gregory D. Wasson		Wade D. Miquelon
	President and Chief Executive Officer		Executive Vice President and Chief Financial Officer and President, International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. and Subsidiaries (the “Company”) as of August 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended August 31, 2012. We also have audited the Company’s internal control over financial reporting as of August 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control. Our responsibility is to express an opinion on these financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Walgreen Co. and Subsidiaries as of August 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 19, 2012