Form 10-K, Exhibit 13
period 2013-08-31
WALGREEN CO
filed 2013-10-21
CIK 104207

Five-Year Summary of Selected Consolidated Financial Data
Walgreen Co. and Subsidiaries
(Dollars in Millions, except per share and location amounts)

Fiscal Year	2013(1)	2012(1)	2011	2010(4)	2009
Net sales	$72,217	$71,633	$72,184	$67,420	$63,335
Cost of sales	51,098	51,291	51,692	48,444	45,722
Gross Profit	21,119	20,342	20,492	18,976	17,613
Selling, general and administrative expenses	17,543	16,878	16,561	15,518	14,366
Gain on sale of business (2)	20	-	434	-	-
Equity earnings in Alliance Boots (1)	344	-	-	-	-
Operating Income	3,940	3,464	4,365	3,458	3,247
Interest expense, net (1)	(165)	(88)	(71)	(85)	(83)
Other income (3)	120	-	-	-	-
Earnings Before Income Tax Provision	3,895	3,376	4,294	3,373	3,164
Income tax provision	1,445	1,249	1,580	1,282	1,158
Net Earnings	$2,450	$2,127	$2,714	$2,091	$2,006
Per Common Share
Net earnings
Basic	$2.59	$2.43	$2.97	$2.13	$2.03
Diluted	2.56	2.42	2.94	2.12	2.02
Dividends declared	1.14	.95	.75	.59	.48
Book value	20.55	19.32	16.69	15.34	14.54
Non-Current Liabilities
Long-term debt	$4,477	$4,073	$2,396	$2,389	$2,336
Deferred income taxes	600	545	343	318	265
Other non-current liabilities	2,067	1,886	1,785	1,735	1,396
Assets and Equity
Total Assets	$35,481	$33,462	$27,454	$26,275	$25,142
Shareholders' Equity	19,454	18,236	14,847	14,400	14,376
Return on average shareholders' equity	13.0%	12.9%	18.6%	14.5%	14.7%
Locations
Year-end (5)	8,582	8,385	8,210	8,046	7,496

(1)
On August 2, 2012, the Company completed the acquisition of 45% of the issued and outstanding share capital of Alliance Boots GmbH (Alliance Boots) in exchange for cash and Company shares.  The Company accounts for this investment using the equity method of accounting on a three-month lag basis.  Because the closing of this investment occurred in August 2012,  our financial statements for fiscal 2013 reflect 12 months of the dilutive effect of the incremental shares and interest expense associated with our Alliance Boots investment, but only 10 months (August 2012 through May 2013) of Alliance Boots results, reported as Equity earnings in Alliance Boots.

(2)
In fiscal 2011, the Company sold its pharmacy benefit management business, Walgreens Health Initiatives, Inc., to Catalyst Health Solutions, Inc. and recorded a pre-tax gain of $434 million.  In fiscal 2013, the Company recorded an additional pre-tax gain of $20 million relating to a client retention escrow.

(3)
The Company, Alliance Boots and AmerisourceBergen Corporation (AmerisourceBergen) entered into a Framework Agreement dated as of March 18, 2013, pursuant to which, among other things, the Company was issued warrants to purchase AmerisourceBergen common stock.  In fiscal 2013, the Company recorded pre-tax income of $120 million from fair value adjustments of the warrants and the amortization of the deferred credit associated with the initial value of the warrants.

(4)	Includes results of Duane Reade operations since the April 9, 2010 acquisition date.
(5)
Locations include drugstores, worksite health and wellness centers, infusion and respiratory services facilities, specialty pharmacies and mail service facilities.  The foregoing does not include locations of unconsolidated partially owned entities, such as Alliance Boots, of which the Company owns 45% of the outstanding share capital.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis of our financial condition and results of operations should be read together with the financial statements and the related notes included elsewhere herein. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed under "Cautionary Note Regarding Forward-Looking Statements" below and in Item 1A (Risk Factors) in our Annual Report on Form 10-K.   References herein to "Walgreens," the "Company," "we," "us" or "our" refer to Walgreen Co. and its subsidiaries included in the consolidated financial statements and do not include unconsolidated partially owned entities, such as Alliance Boots GmbH, of which we own 45% of the outstanding share capital, except as otherwise indicated or the context otherwise requires.

INTRODUCTION

Walgreens is principally a retail drugstore chain that sells prescription and non-prescription drugs and general merchandise.  General merchandise includes, among other things, household items, convenience and fresh foods, personal care, beauty care, photofinishing and candy.  Prescription drugs represent the Company's largest product class, followed by general merchandise and non-prescription drugs.  In fiscal 2013, fiscal 2012 and fiscal 2011, prescription drugs represented 63%, 63% and 65% of total sales, respectively, general merchandise represented 27%, 25% and 25% of total sales, respectively, and non-prescription drugs represented 10%, 12% and 10% of total sales, respectively.  The Company offers customers the choice to have prescriptions filled at its retail pharmacies, as well as through the mail, and customers may also place orders by phone or online including through the Company's mobile application.  All Company sales during the last three fiscal years occurred within the United States, Puerto Rico and Guam. There were no export sales.

At August 31, 2013, we operated 8,582 locations in 50 states, the District of Columbia, Guam and Puerto Rico.  Total locations do not include 398 Healthcare Clinics that are operated primarily within other Walgreens locations or locations of unconsolidated partially owned entities such as Alliance Boots GmbH (Alliance Boots).

	Number of Locations
Location Type	2013	2012	2011
Drugstores	8,116	7,930	7,761
Worksite Health and Wellness Centers	371	366	355
Infusion and Respiratory Services Facilities	82	76	83
Specialty Pharmacies	11	11	9
Mail Service Facilities	2	2	2
Total	8,582	8,385	8,210

The drugstore industry remains highly competitive where we compete with other drugstore chains, independent drugstores and mail order prescription providers.  We also compete with various other retailers including grocery stores, convenience stores, mass merchants, online pharmacies, warehouse clubs and dollar stores.

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

The long-term outlook for prescription utilization is strong due in part to the aging population, the increasing utilization of generic drugs, the continued development of innovative drugs that improve quality of life and control healthcare costs, and the expansion of healthcare insurance coverage under the Patient Protection and Affordable Care Act (the ACA).  The ACA seeks to reduce federal spending by altering the Medicaid reimbursement formula (AMP) for multi-source drugs, and when implemented, is expected to reduce Medicaid reimbursements.  State Medicaid programs are also expected to continue to seek reductions in reimbursements independent of AMP.  We continuously face reimbursement pressure from pharmacy benefit management (PBM) companies, health maintenance organizations, managed care organizations and other commercial third party payers; our agreements with these payers are regularly subject to expiration, termination or renegotiation.  In addition, plan changes typically occur in January and in fiscal 2013, the high rate of introduction of new generic drugs moderated the impact of any associated rate adjustments.  We anticipate a significantly lower rate of introduction of new generics in the second quarter of fiscal 2014.

On July 19, 2012, Walgreens and Express Scripts announced their entry into a new multi-year agreement pursuant to which Walgreens began participating in the broadest Express Scripts retail pharmacy provider network available to Express Scripts clients as of September 15, 2012.  From January 1, 2012, until September 14, 2012, however, Express Scripts' network did not include Walgreens pharmacies.  The positive impact of this agreement generally has been incremental over time since September 15, 2012.  While we cannot predict with certainty which Express Scripts clients will choose to include us in their pharmacy networks in any particular future period, we expect that our pharmacies will participate in the pharmacy networks of most clients for which Express Scripts serves as pharmacy benefit manager.  However, one substantial client of Express Scripts, the United States Department of Defense TRICARE program, announced that Walgreens will continue to not be a part of its pharmacy network and will be designated as a non-network pharmacy provider for TRICARE beneficiaries.  Most of the patients we served in calendar 2011 who participated in a plan for which Express Scripts served as pharmacy benefit manager transitioned to another pharmacy after we exited the Express Scripts network on January 1, 2012. We have incurred marketing and other costs in connection with efforts to regain former patients and attract new patients covered by plans for which we became a network pharmacy provider as a result of our agreement with Express Scripts.

Rejoining the Express Scripts retail pharmacy provider network has positively affected our net sales, net earnings and cash flows over time relative to the levels we otherwise would have achieved if we were not in the Express Scripts network and partially mitigated the adverse effects related to our non-participation in the Express Scripts retail pharmacy provider network during the period from January 1, 2012, through September 14, 2012.  See "Cautionary Note Regarding Forward-Looking Statements" below.

On May 13, 2013, we announced a multi-year extension of our agreement to serve as a network pharmacy provider in the CVS Caremark pharmacy benefit management national retail network.

Periodically, we make strategic acquisitions and investments that fit our long-term growth objectives.  Consideration is given to retail, health and well-being enterprises and other potential acquisitions and investments that provide unique opportunities and fit our business objectives.  In fiscal 2013, we acquired Stephen L. LaFrance Holdings, Inc. (USA Drug), which includes 141 drugstore locations operating under the USA Drug, Super D Drug, May's Drug, Med-X and Drug Warehouse names.  Additionally, we acquired an 80% interest in Cystic Fibrosis Foundation Pharmacy LLC.  This investment provides joint ownership in a specialty pharmacy for cystic fibrosis patients and their families in addition to providing new product launch support and call center services for drug manufacturers.  Significant acquisitions in fiscal 2012 included assets of BioScrip Inc.'s (BioScrip) community specialty pharmacies, centralized specialty and mail services pharmacy business and Crescent Pharmacy Holdings, LLC (Crescent).  In September 2013, we entered into an agreement to acquire certain assets of Kerr Drug. The acquisition includes 76 retail drugstores, as well as a specialty pharmacy business and a distribution center, all based in North Carolina.  The transaction is subject to customary closing conditions, and is expected to close in calendar 2013.

In August 2012, we acquired a 45% equity interest in Alliance Boots and a call option that provides Walgreens the right, but not the obligation, to purchase the remaining 55% over a six-month period beginning February 2, 2015.  Additional information regarding our investment in Alliance Boots is available in our Current Reports on Form 8-K filed on June 19, 2012, and August 6, 2012 (as amended by the Form 8-K/A filed on September 10, 2012).  The amendment to our August 6, 2012 Form 8-K filed on September 10, 2012, includes as exhibits thereto Alliance Boots audited consolidated financial statements for the years ended March 31, 2012, 2011 and 2010 (prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board) and unaudited pro forma consolidated financial information related to our 45% investment in Alliance Boots.  Alliance Boots audited consolidated financial statements for the years ended March 31, 2013 and 2012 (prepared in accordance with IFRS) are available on our Form 8-K filed on May 15, 2013.  Walgreens equity earnings, initial investment and the call option excludes the Alliance Boots minority interest in Galenica Ltd. (Galenica). The Alliance Boots investment in Galenica was distributed to the Alliance Boots shareholders other than Walgreens during May 2013, which had no impact to us.  We account for our 45% investment in Alliance Boots using the equity method of accounting.  Investments accounted for under the equity method are recorded initially at cost and subsequently adjusted for our share of the net income or loss and cash contributions and distributions to or from these entities.  Net income reported by Alliance Boots is translated from British pounds Sterling at the average rate for the period.  See Note 5 to our consolidated financial statements for additional information regarding our equity method investments.  We utilize a three-month lag in reporting equity income from our investment in Alliance Boots, reported as equity earnings in Alliance Boots on the Consolidated Statements of Comprehensive Income.  The investment is recorded as Equity investment in Alliance Boots in the Consolidated Balance Sheets.

Combined synergies across both companies were approximately $154 million in the first year following completion of our 45% investment in Alliance Boots.  Fiscal 2014 combined synergies are estimated to be between $350 million and $400 million. The three-month lag impacts the quarterly and fiscal year timing of when Alliance Boots results and synergies will be reflected in the equity earnings in Alliance Boots included in our financial statements.  Because of the three-month lag and the timing of the closing of this investment, our financial statements for the year ended August 31, 2013, reflect twelve months of the dilutive effect of the incremental shares and interest expense associated with our Alliance Boots investment, but only ten months (August 2012 through May 2013) of results of Alliance Boots are reflected in the equity earnings in Alliance Boots included in our Consolidated Statements of Comprehensive Income for the twelve-month period.  See "Cautionary Note Regarding Forward-Looking Statements" below.

On March 19, 2013, we, in conjunction with Alliance Boots and AmerisourceBergen Corporation (AmerisourceBergen) announced various agreements and arrangements, including a ten-year pharmaceutical distribution agreement between ourselves and AmerisourceBergen pursuant to which we will source branded and generic pharmaceutical products from AmerisourceBergen; an agreement which provides AmerisourceBergen the ability to access generics and related pharmaceutical products through Walgreens Boots Alliance Development GmbH, a global sourcing joint venture between ourselves and Alliance Boots; and agreements and arrangements pursuant to which we and Alliance Boots together have the right, but not the obligation, to purchase a minority equity position in AmerisourceBergen and gain associated representation on AmerisourceBergen's board of directors in certain circumstances.  AmerisourceBergen has begun to distribute all branded pharmaceutical products that we historically sourced from distributors and suppliers, effective September 1, 2013.  AmerisourceBergen began distribution of certain branded drugs in the fourth quarter.  Over time, beginning in calendar year 2014, AmerisourceBergen is expected to distribute increasingly significant levels of generic pharmaceutical products that we currently self-distribute.  In addition to the information in this report, please refer to our Current Report on Form 8-K filed on March 20, 2013, for more detailed information regarding these agreements and arrangements. See "Cautionary Note Regarding Forward-Looking Statements" below.

Investments accounted for under the equity method are recorded initially at cost and subsequently adjusted for the Company's share of the net income or loss and cash contributions and distributions to or from these entities. The Company's investment in Alliance Boots and the related call option were recorded as assets with a $7.1 billion aggregate value on the Company's August 31, 2013 balance sheet, which represented 30.1% of the Company's long-lived assets as of that date. Because the Company's investment in Alliance Boots is denominated in a foreign currency (British pounds Sterling), translation gains or losses impact the value of the investment.   See Note 5 to Consolidated Financial Statements for additional information.

RESTRUCTURING AND CUSTOMER CENTRIC RETAILING INITATIVE

We completed one of our strategic initiatives to enhance shareholder value in fiscal 2011, known as the "Rewiring for Growth" program, which was designed to, among other things, reduce cost and improve productivity.  In fiscal 2011, we recorded $42 million of pre-tax charges in selling, general and administrative expenses associated with the program.  In total, we incurred $403 million of pre-tax charges related to the program.  We realized total savings related to Rewiring for Growth of approximately $1.1 billion in fiscal 2011 compared to our base year of fiscal 2008.  Selling, general and administrative expenses realized total savings of $953 million, while cost of sales benefited by approximately $122 million.  The savings were primarily the result of reduced store labor and personnel and expense reductions.

Additionally, as a part of our Customer Centric Retailing (CCR) initiative, we have modified our store format to enhance category layouts and adjacencies, shelf heights and sight lines, and brand and private brand assortments, all of which were designed to positively impact the shopper experience.  This initiative was completed in the first quarter of fiscal 2012.  In total, we converted 5,843 stores and opened 559 new stores with the CCR format.  In fiscal 2012, we incurred $33 million in total program costs, of which $15 million was included in selling, general and administrative expenses and $18 million in capital costs.  In fiscal 2011, we incurred $144 million in total program costs, of which $84 million was included in selling, general and administrative expenses and $60 million in capital costs.

OPERATING STATISTICS

	Percentage Increases/ (Decreases)
Fiscal Year	2013	2012	2011
Net Sales	0.8	(0.8)	7.1
Net Earnings	15.2	(21.6)	29.8
Comparable Drugstore Sales	(1.3)	(3.6)	3.3
Prescription Sales	0.4	(3.1)	6.3
Comparable Drugstore Prescription Sales	(1.7)	(6.1)	3.3
Front-End Sales	1.5	3.6	8.5
Comparable Drugstore Front-End Sales	(0.7)	0.6	3.3
Gross Profit	3.8	(0.7)	8.0
Selling, General and Administrative Expenses	3.9	1.9	6.7

	Percent to Net Sales
Fiscal Year	2013	2012	2011
Gross Margin	29.3	28.4	28.4
Selling, General and Administrative Expenses	24.3	23.6	23.0

	Other Statistics
Fiscal Year	2013	2012	2011
Prescription Sales as a % of Net Sales	62.9	63.2	64.7
Third Party Sales as a % of Total Prescription Sales	95.8	95.6	95.6
Number of Prescriptions (in millions)	683	664	718
Comparable Prescription % Increase/(Decrease)	2.9	(8.4)	1.5
30-Day Equivalent Prescriptions (in millions) *	821	784	819
Comparable 30-Day Equivalent Prescription % Increase/(Decrease) *	4.8	(5.1)	3.7
Total Number of Locations	8,582	8,385	8,210

* Includes the adjustment to convert prescriptions greater than 84 days to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

RESULTS OF OPERATIONS

Fiscal 2013 net earnings increased 15.2% to $2.5 billion, or $2.56 per diluted share, versus last year's earnings of $2.1 billion, or $2.42 per diluted share.   The increase was primarily attributable to higher sales, improved margins, equity earnings in Alliance Boots and other non-operating income related to our AmerisourceBergen warrants, partially offset by higher selling, general and administrative expenses as a percentage of sales.  Included in net earnings and net earnings per diluted share, respectively, were the negative impacts of $241 million, or $.25 per diluted share, in acquisition-related amortization; $151 million, or $.16 per diluted share, from the LIFO provision; $124 million, or $.13 per diluted share, in Alliance Boots related tax; $60 million, or $.06 per diluted share, of acquisition-related costs; $47 million, or $.05 per diluted share, relating to certain litigation matters including the DEA settlement; $24 million, or $.03 per diluted share, in costs related to Hurricane Sandy; and $8 million, or $.01 per diluted share, in costs related to the completion of a pharmaceutical distribution contract.  Net earnings were positively impacted by $110 million, or $.12 per diluted share, from fair value adjustments of warrants acquired through the AmerisourceBergen long-term partnership and the amortization of the deferred credit associated with the initial value of the warrants and $13 million, or $0.01 per diluted share, from an additional gain on the 2011 sale of the Walgreens Health Initiatives, Inc. business relating to a client retention escrow.  Included in fiscal 2012 net earnings and net earnings per diluted share, respectively, were $195 million, or $.22 per diluted share, from the year's LIFO provision and $161 million, or $.18 per diluted share, in acquisition-related amortization.  Fiscal 2012 net earnings and net earnings per diluted share, respectively, also included $82 million, or $.11 per diluted share, of transaction costs, some of which were non-deductible for tax purposes, and interest and share issuance impact (which affected net earnings per diluted share only) related to the Alliance Boots transaction.

Net sales increased by 0.8% to $72.2 billion in fiscal 2013 compared to a decrease of 0.8% in 2012 and an increase of 7.1% in 2011.  Net sales growth in fiscal 2013 was attributed to new store sales and our decision to rejoin the Express Scripts pharmacy provider network partially offset by lower comparable store sales.   The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced total sales by 3.0% in 2013.  Additionally, the acquisition of USA Drug and BioScrip assets increased total sales by 1.1% in fiscal 2013.  In fiscal 2012, sales were negatively impacted by our strategic decision to no longer be a part of the Express Scripts pharmacy provider network, partially offset by sales gains in existing stores and added sales from new stores, each of which included an indeterminate amount of market-driven price changes.  Sales in comparable drugstores were down 1.3% and 3.6% in 2013 and 2012, respectively, and up 3.3% in 2011.  Comparable drugstores are defined as those that have been open for at least twelve consecutive months without closure for seven or more consecutive days and without a major remodel or a natural disaster in the past twelve months.  Relocated and acquired stores are not included as comparable stores for the first twelve months after the relocation or acquisition.  We operated 8,582 locations (8,116 drugstores) at August 31, 2013, compared to 8,385 locations (7,930 drugstores) at August 31, 2012, and 8,210 locations (7,761 drugstores) at August 31, 2011.

Prescription sales increased 0.4% in 2013 compared to a decrease of 3.1% in 2012 and an increase of 6.3% in 2011.  Comparable drugstore prescription sales were down 1.7% in 2013 compared to a decrease of 6.1% in 2012 and an increase of 3.3% in 2011.  Prescription sales were positively impacted by the effects of our participation in the Express Scripts retail pharmacy provider network compared to fiscal 2012.  The effect of generic drugs, which have a lower retail price, replacing brand name drugs reduced prescription sales by 5.3% for 2013, 3.5% for 2012 and 2.4% for 2011, while the effect on total sales was 3.0% for 2013, 1.9% for 2012 and 1.4% for 2011.  New generic drug introductions have led to an increased effect of generics on total net sales.   Third party sales, where reimbursement is received from managed care organizations, the government, employers or private insurers, were 95.8% of prescription sales in 2013, and 95.6% of prescription sales in 2012 and 2011.  We receive market-driven reimbursements from third party payers, a number of which typically reset in January.  The total number of prescriptions filled (including immunizations) was approximately 683 million in 2013, 664 million in 2012 and 718 million in 2011.  Prescriptions adjusted to 30-day equivalents were 821 million in 2013, 784 million in 2012 and 819 million in 2011.

Front-end sales increased 1.5% in 2013, 3.6% in 2012 and 8.5% in 2011.  The increase over the prior year was due, in part, to new store openings and improved sales related to non-prescription drugs, photofinishing products, convenience and fresh foods and beer and wine categories.  Front-end sales were 37.1% of total sales in fiscal 2013, 36.8% of total sales in fiscal 2012 and 35.3% of total sales in fiscal 2011. Comparable drugstore front-end sales decreased 0.7% in 2013 compared to increases of 0.6% in 2012 and 3.3% in 2011.  The decrease in fiscal 2013 comparable front-end sales was primarily attributable to lower customer traffic, which was offset to a lesser extent through an increase in basket size.

Gross margin as a percent of sales was 29.3% in fiscal 2013 compared to 28.4% in 2012.  Gross margin in fiscal 2013 was positively impacted by higher retail pharmacy margins where the impact of new generics more than offset lower market driven reimbursements.  Front-end gross margin percentages improved from the non-prescription drug, personal care and beauty care categories.  In addition, costs associated with the points earned from our Balance® Rewards loyalty program negatively impacted front-end margins, but were partially offset by purchasing synergies realized from the joint venture formed by Walgreens and Alliance Boots.  A lower provision for LIFO positively impacted margins in fiscal 2013.  Gross margin as a percent of sales was 28.4% in fiscal 2012 and 2011.  Overall margins were positively impacted by higher front-end margins in the household items, convenience and fresh foods and non-prescription drug categories but offset by lower retail pharmacy margins where lower market-driven reimbursements and a higher provision for LIFO more than offset the impact of new generics, including the generic Lipitor.

Gross profit dollars in fiscal 2013 increased 3.8% over the prior year.  The increase is primarily attributed to higher retail pharmacy margins.  Gross profit dollars in fiscal 2012 decreased 0.7% over fiscal 2011.  The decrease is primarily attributed to lower sales volumes and a higher provision for LIFO.

We use the last-in, first-out (LIFO) method of inventory valuation.  The LIFO provision is dependent upon inventory levels, inflation rates and merchandise mix.  The effective LIFO inflation rates were 2.7% in 2013, 3.3% in 2012, and 2.4% in 2011, which resulted in charges to cost of sales of $239 million in 2013, $309 million in 2012 and $208 million in 2011.  Inflation on prescription inventory was 10.7% in 2013, 10.0% in 2012 and 4.6% in 2011.  As a result of declining inventory levels, the fiscal 2013 and 2012 LIFO provisions were reduced by $194 million and $268 million of LIFO liquidation, respectively.

Selling, general and administrative expenses were 24.3% of sales in fiscal 2013 compared to 23.6% in fiscal 2012.  The increase was primarily due to occupancy expense, investments in strategic initiatives and capabilities and store salaries attributable to new store growth, which were partially offset by lower expenses associated with our investment in Alliance Boots as compared to last year.  Selling, general and administrative expenses as a percentage of sales increased to 23.6% in 2012 as compared to 23.0% in fiscal 2011.  The increase was primarily due to higher occupancy expense, drugstore.com expenses, including costs associated with the acquisition and integration, investments in strategic initiatives and capabilities, expenses associated with our investment in Alliance Boots and store direct expense, which were partially offset by lower expenses associated with our CCR remodeling program which was completed in the first quarter of fiscal 2012.

Selling, general and administrative expense dollars increased $665 million, or 3.9%, over fiscal 2012.  The current year's growth is attributable to new store expenses of 2.4%, 0.5% from USA Drug operations, 0.2% of comparable store and headquarter expenses, 0.2% from Hurricane Sandy, 0.2% in acquisition-related amortization, 0.2% in costs related to the DEA settlement, 0.1% from acquisition-related costs and 0.1% in costs related to the completion of a pharmaceutical distribution contract.  Selling, general and administrative expense dollars in fiscal 2012 increased 1.9% over fiscal 2011.  Operating and integration costs related to drugstore.com added 0.6% and costs associated with our investment in Alliance Boots added 0.4%.  The remaining increase was primarily attributed to new stores.

Earnings in the 45% Alliance Boots equity method investment for the year were $344 million.  Alliance Boots earnings are reported on a three-month lag.  As a result, only August through May's results of operations of Alliance Boots are reflected in the equity earnings in Alliance Boots included in our reported net earnings for the year ended August 31, 2013.  Earnings included amortization expense resulting from the fair value of certain Alliance Boots assets of $57 million, $23 million of which was related to inventory.

Other income for the year was $120 million.  The increase in fair value of the Company's AmerisourceBergen warrants resulted in recording other income of $111 million in fiscal 2013.  The increase in the fair value of the warrants was primarily attributable to the increase in the price of AmerisourceBergen's common stock.  In addition, we recorded $9 million of other income relating to the amortization of the deferred credit associated with the initial value of the warrants.

Interest was a net expense of $165 million in fiscal 2013, $88 million in fiscal 2012 and $71 million in fiscal 2011.  Interest expense for fiscal 2013, 2012 and 2011 was net of $7 million, $9 million and $10 million, respectively, that was capitalized to construction projects.  The increase in 2013 was due to the $4.0 billion note issuance which occurred in September 2012 partially offset by the fixed to variable interest rate swaps on our $1.0 billion 5.250% notes and the repayment of our $1.3 billion 4.875% notes in August 2013.  The increase in interest expense from fiscal 2011 to fiscal 2012 was attributed to $21 million in interest expense on the bridge term loan facility in conjunction with our investment in Alliance Boots.  This was partially offset by lower interest expense as a result of additional fixed to variable interest rate swaps.

The effective income tax rate was 37.1% for fiscal 2013, 37.0% for 2012, and 36.8% for 2011.  The increase in the effective tax rate from fiscal 2012 was primarily attributed to higher non-tax deductible permanent differences.  Fiscal 2012 included certain non-deductible transaction costs associated with the investment in Alliance Boots.  We anticipate an effective tax rate of approximately 36% in fiscal 2014.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $2.1 billion at August 31, 2013, compared to $1.3 billion at August 31, 2012.  Short-term investment objectives are to minimize risk, maintain liquidity and maximize after-tax yields.  To attain these objectives, investment limits are placed on the amount, type and issuer of securities.  Investments are principally in U.S. Treasury market funds.

Our long-term capital policy is to maintain a strong balance sheet and financial flexibility; reinvest in our core strategies; invest in strategic opportunities that reinforce our core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term.

Net cash provided by operating activities was $4.3 billion at August 31, 2013, compared to $4.4 billion a year ago.  The decrease was primarily a result of changes in working capital balances.  Prior year operating activities also benefited by increased efforts to reduce inventory during the period we were out of the Express Scripts network.  Cash provided by operations is the principal source of funds for expansion, investments, acquisitions, remodeling programs, dividends to shareholders and stock repurchases.

Net cash used for investing activities was $2.0 billion versus $5.9 billion last year.  Additions to property and equipment were $1.2 billion compared to $1.6 billion last year.  In fiscal 2013, we added a total of 350 locations (197 net) compared to last year's 266 locations (175 net).  The USA Drug acquisition contributed 141 locations (70 net) in fiscal 2013.  There were 39 owned locations added during the year and 41 under construction at August 31, 2013, versus 34 owned locations added and 41 under construction as of August 31, 2012.

	Drugstores	Worksites	Infusion and Respiratory Services	Specialty Pharmacy	Mail Service	Total
August 31, 2011	7,761	355	83	9	2	8,210
New/Relocated	169	36	5	2	-	212
Acquired	43	-	10	1	-	54
Closed/Replaced	(43)	(25)	(22)	(1)	-	(91)
August 31, 2012	7,930	366	76	11	2	8,385
New/Relocated	172	14	10	2	-	198
Acquired	147	-	1	4	-	152
Closed/Replaced	(133)	(9)	(5)	(6)	-	(153)
August 31, 2013	8,116	371	82	11	2	8,582

Business acquisitions this year were $630 million versus $491 million last year.  Business acquisitions in the current year include the purchase of the regional drugstore chain USA Drug from Stephen L. LaFrance Holdings, Inc. and members of the LaFrance family for $436 million net of assumed cash, an 80% interest in Cystic Fibrosis Foundation Pharmacy, LLC for $29 million net of assumed cash, and selected other assets (primarily prescription files).  In fiscal 2013, we purchased $224 million of AmerisourceBergen common stock.  Additionally, in the current year, we received client retention proceeds of $20 million in accordance with the June 2011 sales agreement of our pharmacy benefit management business, Walgreens Health Initiatives, Inc. (WHI).  Investing activities in 2012 include the August 2012 purchase of a 45% equity interest in Alliance Boots for $7.0 billion, of which $4.0 billion was cash.  This investment is accounted for as an equity method investment.  Business acquisitions in fiscal 2012 included certain assets from BioScrip's community specialty pharmacies and centralized specialty and mail services pharmacy businesses for $144 million plus inventory; the purchase of Crescent Pharmacy Holdings, LLC, an infusion pharmacy business, for $73 million, net of assumed cash; and selected other assets (primarily prescription files).  In fiscal 2012, we paid $45 million to Catalyst Health Solutions Inc. (Catalyst), which was the result of a working capital adjustment in accordance with the sale of WHI.

Capital expenditures for fiscal 2014 are expected to be approximately $1.4 billion, excluding business acquisitions, joint ventures and prescription file purchases, although the actual amount may vary depending upon a variety of factors, including, among other things, the timing of implementation of certain capital projects.  We expect to add approximately 85 to160 new drugstores in fiscal 2014.  In addition, we continue to allocate a portion of our capital budget to relocating stores to more convenient and profitable freestanding locations.

Net cash used by financing activities was $1.5 billion compared to the prior year which provided net cash of $1.2 billion.  In September 2012, we received proceeds from a public offering of $4.0 billion of notes with varying interest rates (see Note 9).  The notes were used, in part, to repay the $3.0 billion 364-day bridge term loan obtained in August 2012 in connection with the investment in Alliance Boots.  In addition, we repaid our $1.3 billion 4.875% notes upon maturity on August 1, 2013.  We repurchased shares totaling $615 million in the current year, all of which was to support the needs of the employee stock plans.  In the prior year, we repurchased shares totaling $1.2 billion, primarily in conjunction with our share buyback programs and $40 million to support the needs of the employee stock plans. We had proceeds related to employee stock plans of $486 million compared to $165 million last year.  Cash dividends paid were $1.0 billion versus $787 million a year ago.  On July 10, 2013, we announced an increase in the quarterly dividend to 31.5 cents per share from the previous rate of 27.5 cents per share.  The increase raises the annual dividend rate from $1.10 per share to $1.26 per share.

In connection with our long-term capital policy, our Board of Directors has authorized several share repurchase programs and set a long-term dividend payout ratio target between 30 and 35 percent of net earnings.  The 2009 and 2011 stock repurchase programs, which were both completed in fiscal 2011, allowed for the repurchase of up to $2.0 billion and $1.0 billion of the Company's common stock, respectively.  Additionally, on July 13, 2011, our Board of Directors authorized the 2012 stock repurchase program, which allows for the repurchase of up to $2.0 billion of the Company's common stock prior to its expiration on December 31, 2015.  Activity related to these programs was as follows (in millions):

	Fiscal Year Ended
	2013	2012	2011
2009 stock repurchase program	$-	$-	$360
2011 stock repurchase program	-	-	1,000
2012 stock repurchase program	-	1,151	424
	$-	$1,151	$1,784

We determine the timing and amount of repurchases from time to time based on our assessment of various factors including prevailing market conditions, alternate uses of capital, liquidity, the economic environment and other factors.  We anticipate that the pace of any future share repurchase will continue to be significantly curtailed from the levels achieved in fiscal 2012 and 2011 due to the debt levels incurred for the investment in Alliance Boots.  The timing and amount of these purchases may change at any time and from time to time.  The Company has repurchased and may from time to time in the future repurchase shares on the open market through Rule 10b5-1 plans, which enable a company to repurchase shares at times when it otherwise might be precluded from doing so under insider trading laws.

We had no commercial paper outstanding at August 31, 2013.  In connection with our commercial paper program, we maintain two unsecured backup syndicated lines of credit that total $1.35 billion.  The first $500 million facility expires on July 20, 2015, and allows for the issuance of up to $250 million in letters of credit.  The second $850 million facility expires on July 23, 2017, and allows for the issuance of up to $200 million in letters of credit.  The issuance of letters of credit under either of these facilities reduces available borrowings.  Our ability to access these facilities is subject to our compliance with the terms and conditions of the credit facility, including financial covenants.  The covenants require us to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments.  At August 31, 2013, we were in compliance with all such covenants.  The Company pays a facility fee to the financing banks to keep these lines of credit active.  At August 31, 2013, there were no letters of credit issued against these facilities and we currently do not anticipate any future letters of credit to be issued against these facilities.

As of October 17, 2013, our credit ratings were:

Rating Agency	Long-Term Debt Rating	Commercial Paper Rating	Outlook
Moody's	Baa1	P-2	Negative
Standard & Poor's	BBB	A-2	Stable

In assessing our credit strength, both Moody's and Standard & Poor's consider our business model, capital structure, financial policies and financial statements.  There can be no assurance that any particular rating will be assigned or maintained.  Our credit ratings impact our borrowing costs, access to capital markets and operating lease costs.

Pursuant to our Purchase and Option Agreement with Alliance Boots GmbH, we have the right, but not the obligation, to purchase the remaining 55% interest in Alliance Boots during the period beginning February 2, 2015, and ending August 2, 2015.  If we exercise this call option, we would, subject to the terms and conditions of such agreement, be obligated to make a cash payment of £3.133 billion (equivalent to approximately $4.9 billion based on exchange rates as of August 31, 2013) and issue approximately 144.3 million shares of our common stock, with the amount and form of such consideration being subject to adjustment in certain circumstances including if the volume weighted-average price of our common stock is below $31.18 per share during a period shortly before the closing of the second step transaction.  We also would assume the then-outstanding debt of Alliance Boots upon the closing of the second step transaction.

Pursuant to our arrangements with AmerisourceBergen and Alliance Boots, we and Alliance Boots have the right, but not the obligation, to purchase a minority equity position in AmerisourceBergen over time pursuant to open market purchases and warrants to acquire AmerisourceBergen common stock.  WAB Holdings, LLC, a newly formed entity jointly owned by Walgreens and Alliance Boots, which is consolidated by Walgreens, can acquire up to 19,859,795 shares, which represents approximately 7% of the outstanding AmerisourceBergen common stock on a fully diluted basis, assuming exercise in full of the warrants.  The amount of permitted open market purchases is subject to increase in certain circumstances.   In fiscal 2013, we have purchased approximately 4.0 million AmerisourceBergen shares in the open market for $224 million.  We have funded and plan to continue funding these purchases over time through cash contributions to WAB Holdings.  Share purchases may be made from time to time in open market transactions or pursuant to instruments and plans complying with Rule 10b5-1.

If we elect to exercise the two warrants issued by AmerisourceBergen in full, Walgreens would, subject to the terms and conditions of such warrants, be required to make a cash payment of approximately $584.4 million in connection with the exercise of the first warrant during a six-month period beginning in March 2016 and $595.8 million in connection with the exercise of the second warrant during a six-month period beginning in March 2017.  Similarly, if Alliance Boots elects to exercise the two warrants issued by AmerisourceBergen in full, Alliance Boots would, subject to the terms and conditions of such warrants, be required to pay AmerisourceBergen similar amounts upon the exercise of their warrants in 2016 and 2017.  Our and Alliance Boots ability to invest in equity in AmerisourceBergen above certain thresholds is subject to the receipt of regulatory approvals.

COMMITMENTS AND CONTINGENCIES

The information set forth in Note 12 to the Consolidated Financial Statements is incorporated herein by reference.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on management's prudent judgments and estimates.  Actual results may differ from these estimates.  Management believes that any reasonable deviation from those judgments and estimates would not have a material impact on our consolidated financial position or results of operations.  To the extent that the estimates used differ from actual results, however, adjustments to the statement of comprehensive income and corresponding balance sheet accounts would be necessary.  These adjustments would be made in future statements.  Some of the more significant estimates include goodwill and other intangible asset impairment, allowance for doubtful accounts, vendor allowances, asset impairments, liability for closed locations, liability for insurance claims, cost of sales, equity method investments and income taxes.  We use the following methods to determine our estimates:

Goodwill and other intangible asset impairment – Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.  As part of our impairment analysis for each reporting unit, we engage a third party appraisal firm to assist in the determination of estimated fair value for each reporting unit.  This determination includes estimating the fair value using both the income and market approaches.  The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates.  The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

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

We also compared the sum of the estimated fair values of the reporting units to the Company's total value as implied by the market value of the Company's equity and debt securities. This comparison indicated that, in total, our assumptions and estimates were reasonable.  However, future declines in the overall market value of the Company's equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.

One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit "passed" (fair value exceeds the carrying amount) or "failed" (the carrying amount exceeds fair value) the first step of the goodwill impairment test.  Our reporting units' fair values exceeded their carrying amounts ranging from approximately 15% to more than 180%.

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

Allowance for doubtful accounts – The provision for bad debt is based on both historical write-off percentages and specifically identified receivables.  We have not made any material changes to the method of estimating our allowance for doubtful accounts during the last three years.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the allowance.

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

The underlying net assets of the Company's equity method investment in Alliance Boots include goodwill and indefinite-lived intangible assets.  These assets are evaluated for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.  Based on testing performed during fiscal 2013, the fair value of each Alliance Boots reporting unit exceeded its carrying value.  For certain reporting units, relatively modest changes in key assumptions may have resulted in the recognition of a goodwill impairment charge.  The Company's proportionate share of a potential impairment would be limited to its 45% ownership percentage.

Income taxes – We are subject to routine income tax audits that occur periodically in the normal course of business.  U.S. federal, state, local and foreign tax authorities raise questions regarding our tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with our various tax filing positions, we record a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to our liability for unrecognized tax benefits in the period in which we determine the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available.  Our liability for unrecognized tax benefits, including accrued penalties and interest, is primarily included in other long-term liabilities and current income taxes on our consolidated balance sheets and in income tax expense in our consolidated statements of comprehensive income.

In determining our provision for income taxes, we use an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates.  The effective income tax rate also reflects our assessment of the ultimate outcome of tax audits in addition to any foreign-based income deemed to be taxable in the United States. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.  Based on current knowledge, we do not believe there is a reasonable likelihood that there will be a material change in the estimates or assumptions used to determine the amounts recorded for income taxes.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table lists our contractual obligations and commitments at August 31, 2013 (in millions):

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	Over 5 Years
Operating leases (1)	$35,260	$2,518	$4,939	$4,638	$23,165
Purchase obligations (2):
Open inventory purchase orders	1,771	1,771	-	-	-
Real estate development	195	148	37	10	-
Other corporate obligations	825	317	300	158	50
Long-term debt*	5,032	555	759	1,005	2,713
Interest payment on long-term debt	1,392	137	267	251	737
Insurance*	644	256	178	81	129
Retiree health*	350	10	25	32	283
Closed location obligations*	124	30	35	21	38
Capital lease obligations*(1)	191	6	14	11	160
Other long-term liabilities reflected on the balance sheet* (3)	1,162	100	183	213	666
Total	$46,946	$5,848	$6,737	$6,420	$27,941
*Recorded on balance sheet.

(1)
Amounts for operating leases and capital leases do not include certain operating expenses under these leases such as common area maintenance, insurance and real estate taxes.  These expenses were $435 million for the fiscal year ended August 31, 2013.

(2)	Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including open purchase orders.
(3)
Includes $112 million ($49 million in 1-3 years, $39 million in 3-5 years and $24 million over 5 years) of unrecognized tax benefits recorded under Accounting Standards Codification Topic 740, Income Taxes.

The obligations and commitments included in the table above do not include unconsolidated partially owned entities, such as Alliance Boots, of which we own 45% of the outstanding share capital.  The expected timing of payments of the obligations above is estimated based on current information. Timing of payments and actual amounts paid may be different, depending on the time of receipt of goods or services, or changes to agreed-upon amounts for some obligations.

In connection with the Alliance Boots Purchase and Option Agreement dated June 18, 2012, we have the right, but not the obligation, to purchase the remaining 55% interest in Alliance Boots at any time during the period beginning February 2, 2015, and ending August 2, 2015.  If we exercise this call option, we would, subject to the terms and conditions of such agreement, be obligated to make a cash payment of £3.133 billion (equivalent to approximately $4.9 billion based on exchange rates as of August 31, 2013) and issue approximately 144.3 million shares of our common stock, with the amount and form of such consideration being subject to adjustment in certain circumstances including if the volume weighted-average price of our common stock is below $31.18 per share during a period shortly before the closing of the second step transaction.  We also would assume the then-outstanding debt of Alliance Boots upon the closing of the second step transaction.  In the event that we do not exercise the option, under certain circumstances, our ownership of Alliance Boots will reduce from 45% to 42% in exchange for nominal consideration to Walgreens.

In addition, pursuant to our arrangements with AmerisourceBergen and Alliance Boots, we and Alliance Boots have the right, but not the obligation, to purchase a minority equity position in AmerisourceBergen over time, including open market purchases and warrants to acquire AmerisourceBergen common stock.   If we elect to exercise the two warrants issued by AmerisourceBergen in full, Walgreens would, subject to the terms and conditions of such warrants, be required to make a cash payment of approximately $584.4 million in connection with the exercise of the first warrant during a six-month period beginning in March 2016 and $595.8 million in connection with the exercise of the second warrant during a six-month period beginning in March 2017.  Similarly, if Alliance Boots elects to exercise the two warrants issued by AmerisourceBergen in full, Alliance Boots would, subject to the terms and conditions of such warrants, be required to pay AmerisourceBergen similar amounts upon the exercise of their warrants in 2016 and 2017.  Our and Alliance Boots ability to invest in equity in AmerisourceBergen above certain thresholds is subject to the receipt of regulatory approvals.  See "Liquidity and Capital Resources" above.

OFF – BALANCE SHEET ARRANGEMENTS

We do not have any unconsolidated special purpose entities and, except as described herein, we do not have significant exposure to any off – balance sheet arrangements. The term "off – balance sheet arrangement" generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with us is a party, under which we have: (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Letters of credit are issued to support purchase obligations and commitments (as reflected on the Contractual Obligations and Commitments table) as follows (in millions):

August 31, 2013
Inventory purchase commitments	$197
Insurance	263
Real estate development	4
Total	$464

We have no off – balance sheet arrangements other than those disclosed on the Contractual Obligations and Commitments table.  Both on – balance sheet and off – balance sheet financing alternatives are considered when pursuing our capital structure and capital allocation objectives.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2012-02, Intangibles – Goodwill and Other (Topic 350) – Testing Indefinite-Lived Intangible Assets for Impairment, which permits an entity to make a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired.  If an entity concludes, based on an evaluation of all relevant qualitative factors, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it will not be required to perform the quantitative impairment for that asset.  The ASU is effective for impairment tests performed for fiscal years beginning after September 15, 2012 (fiscal 2014), with early adoption permitted.  The ASU will not have a material impact on the Company's reported results of operations and financial position.  The impact is non-cash in nature and will not affect the Company's cash position.

In May 2013, the FASB reissued an exposure draft on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet.  The proposed exposure draft states that lessees and lessors should apply a "right-of-use model" in accounting for all leases.  Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term.  When measuring the asset and liability, variable lease payments are excluded, whereas renewal options that provide a significant economic incentive upon renewal would be included.  The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset.  A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease.  The lease expense from real estate based leases would continue to be recorded under a straight-line approach, but other leases not related to real estate would be expensed using an effective interest method that would accelerate lease expense.  A final standard is currently expected to be issued in 2014 and would be effective no earlier than annual reporting periods beginning on January 1, 2017 (fiscal 2018 for the Company).  The proposed standard, as currently drafted, would have a material impact on the Company's financial position and the impact on the Company's reported results of operations is being evaluated.  The impact of this exposure draft is non-cash in nature and would not affect the Company's cash position.

In July 2013, the FASB issued Accounting Standards Update 2013-11, Income Taxes (Topic 740) - Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward or Tax Credit Carryforward Exists.  This update provides that an entity's unrecognized tax benefit, or a portion of its unrecognized tax benefit, should be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward.  This update applies prospectively to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date.  Retrospective application is also permitted.  This update is effective for annual periods, and interim periods within those years, beginning after December 15, 2013 (fiscal 2014).  The standard will not have a material impact on the Company's reported results of operations and financial position.  The impact of this ASU is non-cash in nature and will not affect the Company's cash position.

FINANCING AND MARKET RISK

We are exposed to interest rate volatility with regard to future issuances of fixed-rate debt, and existing and future issuances of floating-rate debt.  Primary exposures include U.S. Treasury rates, LIBOR and commercial paper rates.  From time to time, we use interest rate swaps and forward-starting interest rate swaps to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, and to achieve a desired proportion of fixed versus floating-rate debt, based on current and projected market conditions.  Generally under these swaps, we agree with a counterparty to exchange the difference between fixed-rate and floating-rate interest rate amounts based on an agreed upon notional principal amount.

Information regarding our interest rate swap transactions is set forth in Note 10 to the Consolidated Financial Statements.  These financial instruments are sensitive to changes in interest rates.  On August 31, 2013, we had $1.6 billion in long-term debt obligations that had floating interest rates.  A one percentage point increase or decrease in interest rates would increase or decrease the annual interest expense we recognize and the cash we pay for interest expense by approximately $16 million.

In connection with our Purchase and Option Agreement with Alliance Boots and the transactions contemplated thereby, our exposure to foreign currency risks, primarily with respect to the British pound Sterling, and to a lesser extent the Euro and certain other foreign currencies, is expected to increase.  We are exposed to the translation of foreign currency earnings to the U.S. dollar as a result of our 45% interest in Alliance Boots, which we account for using the equity method of accounting on a three-month lag.  Foreign currency forward contracts and other derivative instruments may be used from time to time in some instances to hedge in full or in part certain risks relating to foreign currency denominated assets and liabilities, intercompany transactions, and in connection with acquisitions, joint ventures or investments outside the United States.  As of August 31, 2013 and August 31, 2012, we did not have any outstanding foreign exchange derivative instruments.

Changes in AmerisourceBergen common stock price and equity volatility may have a significant impact on the value of the warrants to acquire AmerisourceBergen common stock described in Note 10 to our consolidated financial statements.  As of August 31, 2013, a one dollar change in AmerisourceBergen's common stock would, holding other factors constant, increase or decrease fair value of the Company's warrants by $15 million and a one percent change in AmerisourceBergen's equity volatility would, holding other factors constant, increase or decrease the fair value of the Company's warrants by $7 million.  Additionally, the Company holds an investment in AmerisourceBergen common stock.  As of August 31, 2013, a one dollar change in AmerisourceBergen's common stock would increase or decrease the fair value of the Company's investment by $4 million.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report and other documents that we file or furnish with the Securities and Exchange Commission contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about our future performance, our business, our beliefs and our management's assumptions. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, on the Company's website or in our communications and discussions with investors and analysts in the normal course of business through meetings, webcasts, phone calls, conference calls and other communications.  Some of such forward-looking statements may be based on certain data and forecasts relating to our business and industry that we have obtained from internal surveys, market research, publicly available information and industry publications.  Industry publications, surveys and market research generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed.  Statements that are not historical facts are forward-looking statements, including, without limitation, statements regarding our future financial and operating performance, as well as forward-looking information concerning our investment in Alliance Boots GmbH and the other arrangements and transactions contemplated by the Purchase and Option Agreement with Alliance Boots and their possible effects, our commercial agreement with AmerisourceBergen, the arrangements and transactions contemplated by our framework agreement with AmerisourceBergen and Alliance Boots and their possible effects, levels of business with Express Scripts customers, estimates of the impact of developments on our earnings, earnings per share and other financial metrics, network participation, cough/cold and flu season, prescription volume, pharmacy sales trends, prescription margins, number and location of new store openings, vendor, payer and customer relationships and terms, possible new contracts or contract extensions, competition, economic and business conditions, outcomes of litigation and regulatory matters, the level of capital expenditures, industry trends, demographic trends, growth strategies, financial results, cost reduction initiatives, acquisition and joint venture synergies, competitive strengths and changes in legislation or regulations. Words such as "expect," "likely," "outlook," "forecast," "would," "could," "should," "can," "will," "project," "intend," "plan," "goal," "target," "continue," "sustain," "synergy," "on track," "believe," "seek," "estimate," "anticipate," "may," "possible," "assume," variations of such words and similar expressions are intended to identify such forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to vary materially from those indicated, including, but not limited to, those relating to the Purchase and Option Agreement and other agreements relating to our strategic partnership with Alliance Boots, the arrangements and transactions contemplated thereby and their possible effects, our commercial agreement with AmerisourceBergen, the arrangements and transactions contemplated by our framework agreement with AmerisourceBergen and Alliance Boots and their possible effects, the occurrence of any event, change or other circumstance that could give rise to the termination, cross-termination or modification of any of the transaction documents, the parties' ability to realize anticipated synergies and achieve anticipated financial results, the amount of costs, fees, expenses and charges incurred in connection with strategic transactions, the risks associated with transitions in supply arrangements, the risks associated with international business operations, the risks associated with governance and control matters in minority investments, whether the option to acquire the remainder of the Alliance Boots equity interest will be exercised and the financial ramifications thereof, the risks associated with potential equity investments in AmerisourceBergen including whether the warrants to invest in AmerisourceBergen will be exercised and the financial ramifications thereof, changes in vendor, payer and customer relationships and terms, changes in network participation, levels of business with Express Scripts customers, the implementation, operation and growth of our customer loyalty program, changes in economic and business conditions generally or in the markets in which we or Alliance Boots participate, competition, risks associated with new business areas and activities, risks associated with acquisitions, joint ventures, strategic investments  and divestitures, the ability to realize anticipated results from capital expenditures and cost reduction initiatives, outcomes of legal and regulatory matters, and changes in legislation or regulations or interpretations thereof, and those described in Item 1A (Risk Factors) in our Form 10-K for the fiscal year ended August 31, 2013, and in other reports that we file or furnish with the Securities and Exchange Commission.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, we do not undertake, and expressly disclaim, any duty or obligation to update publicly any forward-looking statement after the date the statement is made, whether as a result of new information, future events, changes in assumptions or otherwise.

Consolidated Statements of Comprehensive Income

Walgreen Co. and Subsidiaries
For the years ended August 31, 2013, 2012 and 2011
(In millions, except per share amounts)

	2013	2012	2011
Net sales	$72,217	$71,633	$72,184
Cost of sales	51,098	51,291	51,692
Gross Profit	21,119	20,342	20,492
Selling, general and administrative expenses	17,543	16,878	16,561
Gain on sale of business	20	-	434
Equity earnings in Alliance Boots	344	-	-
Operating Income	3,940	3,464	4,365
Interest expense, net	(165)	(88)	(71)
Other income	120	-	-
Earnings Before Income Tax Provision	3,895	3,376	4,294
Income tax provision	1,445	1,249	1,580
Net Earnings	$2,450	$2,127	$2,714

Other comprehensive income (loss), net of tax:
Change in postretirement liability	(5)	52	40
Share of other comprehensive income of Alliance Boots	(59)	-	-
Unrecognized gain on available-for-sale investments	1	-	-
Cumulative translation adjustments	(103)	-	-
Comprehensive Income	$2,284	$2,179	$2,754

Net earnings per common share – basic	$2.59	$2.43	$2.97
Net earnings per common share – diluted	2.56	2.42	2.94

Average shares outstanding	946.0	874.7	915.1
Dilutive effect of stock options	9.2	5.4	9.4
Average diluted shares	955.2	880.1	924.5

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Shareholders' Equity

Walgreen Co. and Subsidiaries
For the years ended August 31, 2013, 2012 and 2011
(In millions, except shares and per share amounts)

	Shareholders' Equity
	Common Stock Shares	Common Stock Amount	Paid-In Capital	Employee Stock Loan Receivable	Retained Earnings	Accumulated Other Comprehensive Income(Loss)	Treasury Stock Amount
Balance, August 31, 2010	938,605,053	$80	$684	$(87)	$16,848	$(24)	$(3,101)
Net earnings	-	-	-	-	2,714	-	-
Dividends declared ($.75 per share)	-	-	-	-	(685)	-	-
Treasury stock purchases	(54,739,474)	-	-	-	-	-	(2,028)
Employee stock purchase and option plans	5,428,551	-	(12)	-	-	-	203
Other	-	-	27	-	-	-	-
Stock-based compensation	-	-	135	-	-	-	-
Employee stock loan receivable	-	-	-	53	-	-	-
Reduction of postretirement liability, net of $22 tax expense	-	-	-	-	-	40	-
Balance, August 31, 2011	889,294,130	$80	$834	$(34)	$18,877	$16	$(4,926)
Net earnings	-	-	-	-	2,127	-	-
Dividends declared ($.95 per share)	-	-	-	-	(848)	-	-
Treasury stock purchases	(34,720,215)	-	-	-	-	-	(1,191)
Employee stock purchase and option plans	6,088,749	-	(75)	-	-	-	229
Stock-based compensation	-	-	99	-	-	-	-
Employee stock loan receivable	-	-	-	15	-	-	-
Shares issued for investment in Alliance Boots	83,392,670	0	78	-	-	-	2,903
Reduction of postretirement liability, net of $32 tax expense	-	-	-	-	-	52	-
Balance, August 31, 2012	944,055,334	$80	$936	$(19)	$20,156	$68	$(2,985)
Net earnings	-	-	-	-	2,450	-	-
Dividends declared ($1.14 per share)	-	-	-	-	(1,083)	-	-
Treasury stock purchases	(13,797,490)	-	-	-	-	-	(615)
Employee stock purchase and option plans	16,337,734	-	34	-	-	-	486
Stock-based compensation	-	-	104	-	-	-	-
Employee stock loan receivable	-	-	-	8	-	-	-
Cumulative currency translation, net of $55 tax benefit	-	-	-	-	-	(103)	-
Share of other comprehensive income of Alliance Boots, net of $32 tax benefit	-	-	-	-	-	(59)	-
Unrecognized gain on available-for-sale investments, net of tax	-	-	-	-	-	1	-
Reduction of postretirement liability, net of $3 tax benefit	-	-	-	-	-	(5)	-
Balance, August 31, 2013	946,595,578	$80	$1,074	$(11)	$21,523	$(98)	$(3,114)

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Balance Sheets
Walgreen Co. and Subsidiaries
At August 31, 2013 and 2012
(In millions, except shares and per share amounts)

Assets	2013	2012
Current Assets
Cash and cash equivalents	$2,106	$1,297
Accounts receivable, net	2,632	2,167
Inventories	6,852	7,036
Other current assets	284	260
Total Current Assets	11,874	10,760
Non-Current Assets
Property and equipment, at cost, less accumulated depreciation and amortization	12,138	12,038
Equity investment in Alliance Boots	6,261	6,140
Alliance Boots call option	839	866
Goodwill	2,410	2,161
Other non-current assets	1,959	1,497
Total Non-Current Assets	23,607	22,702
Total Assets	$35,481	$33,462

Liabilities and Shareholders' Equity
Current Liabilities
Short-term borrowings	$570	$1,319
Trade accounts payable	4,635	4,384
Accrued expenses and other liabilities	3,577	3,019
Income taxes	101	-
Total Current Liabilities	8,883	8,722
Non-Current Liabilities
Long-term debt	4,477	4,073
Deferred income taxes	600	545
Other non-current liabilities	2,067	1,886
Total Non-Current Liabilities	7,144	6,504
Commitments and Contingencies (see Note 12)
Shareholders' Equity
Preferred stock, $.0625 par value; authorized 32 million shares; none issued	-	-
Common stock, $.078125 par value; authorized 3.2 billion shares; issued and outstanding 1,028,180,150 shares in 2013 and 2012	80	80
Paid-in capital	1,074	936
Employee stock loan receivable	(11)	(19)
Retained earnings	21,523	20,156
Accumulated other comprehensive (loss) income	(98)	68
Treasury stock at cost, 81,584,572 shares in 2013 and 84,124,816 shares in 2012	(3,114)	(2,985)
Total Shareholders' Equity	19,454	18,236
Total Liabilities and Shareholders' Equity	$35,481	$33,462

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Consolidated Statements of Cash Flows
Walgreen Co. and Subsidiaries
For the years ended August 31, 2013, 2012 and 2011
(In millions)

	2013	2012	2011
Cash Flows from Operating Activities
Net earnings	$2,450	$2,127	$2,714
Adjustments to reconcile net earnings to net cash provided by operating activities –
Depreciation and amortization	1,283	1,166	1,086
Change in fair value of warrants and related amortization	(120)	-	-
Gain on sale of business	-	-	(434)
Deferred income taxes	148	265	132
Stock compensation expense	104	99	135
Equity earnings in Alliance Boots	(344)	-	-
Other	113	43	53
Changes in operating assets and liabilities -
Accounts receivable, net	(449)	394	(243)
Inventories	321	1,083	(592)
Other current assets	18	(4)	(24)
Trade accounts payable	182	(439)	384
Accrued expenses and other liabilities	424	(184)	218
Income taxes	103	(228)	102
Other non-current assets and liabilities	68	109	112
Net cash provided by operating activities	4,301	4,431	3,643
Cash Flows from Investing Activities
Additions to property and equipment	(1,212)	(1,550)	(1,213)
Return of (investment in) restricted cash	-	191	(191)
Proceeds from sale of assets	145	123	79
Business and intangible asset acquisitions, net of cash received	(630)	(491)	(630)
Purchases of short term investments held to maturity	(66)	-	-
Proceeds from short term investments held to maturity	16	-	-
Proceeds (payments) from sale of business	20	(45)	442
Investment in AmerisourceBergen	(224)	-	-
Investment in Alliance Boots	-	(4,025)	-
Other	(45)	(63)	(12)
Net cash used for investing activities	(1,996)	(5,860)	(1,525)
Cash Flows from Financing Activities
Proceeds from issuance of long-term debt	4,000	3,000	-
Payments of long-term debt	(4,300)	-	(17)
Stock purchases	(615)	(1,191)	(2,028)
Proceeds related to employee stock plans	486	165	235
Cash dividends paid	(1,040)	(787)	(647)
Other	(27)	(17)	15
Net cash (used for) provided by financing activities	(1,496)	1,170	(2,442)
Changes in Cash and Cash Equivalents
Net increase (decrease) in cash and cash equivalents	809	(259)	(324)
Cash and cash equivalents at beginning of year	1,297	1,556	1,880
Cash and cash equivalents at end of year	$2,106	$1,297	$1,556

The accompanying Notes to Consolidated Financial Statements are integral parts of these statements.

Notes to Consolidated Financial Statements

(1)  Summary of Major Accounting Policies

Description of Business
The Company is principally in the retail drugstore business and its operations are within one reportable segment.  At August 31, 2013, there were 8,582 drugstore and other locations in all 50 states, the District of Columbia, Guam and Puerto Rico.  Prescription sales were 62.9% of total sales for fiscal 2013 compared to 63.2% in 2012 and 64.7% in 2011.

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

The Company's 45% proportionate share of earnings in the Alliance Boots GmbH (Alliance Boots) equity method investment is included in consolidated net earnings.  The Company reports its share of equity earnings in Alliance Boots within the operating section in the Consolidated Statements of Comprehensive Income because operations of Alliance Boots are integral to Walgreens.  The companies share common board of director members, recognize purchasing synergies through Walgreens Boots Alliance Development GmbH, a 50/50 joint venture, as well as engage in intercompany sales transactions on select front-end merchandise.  Because of the three-month lag and the timing of the closing of this investment, only the ten months of August through May's results of operations are reflected in the equity earnings in Alliance Boots included in the Company's reported net earnings for year ended August 31, 2013.

The financial results of the Walgreens Boots Alliance Development GmbH joint venture are fully consolidated into the Company's consolidated financial statements and reported without a lag.  As the joint venture is included within the Company's operating results, Alliance Boots proportionate share of Walgreens Boots Alliance Development GmbH earnings is removed from equity earnings.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand and all highly liquid investments with an original maturity of three months or less.  Credit and debit card receivables from banks, which generally settle within two business days, of $160 million and $88 million were included in cash and cash equivalents at August 31, 2013 and 2012, respectively.  At August 31, 2013 and 2012, the Company had $1.6 billion and $820 million, respectively, in money market funds, all of which was included in cash and cash equivalents.

The Company's cash management policy provides for controlled disbursement.  As a result, the Company had outstanding checks in excess of funds on deposit at certain banks.  These amounts, which were $274 million at August 31, 2013, and $256 million at August 31, 2012, are included in trade accounts payable in the accompanying Consolidated Balance Sheets.

Allowance for Doubtful Accounts
The provision for bad debt is based on both historical write-off percentages and specifically identified receivables.  Activity in the allowance for doubtful accounts was as follows (in millions):

	2013	2012	2011
Balance at beginning of year	$99	$101	$104
Bad debt provision	124	107	88
Write-offs	(69)	(109)	(91)
Balance at end of year	$154	$99	$101

Inventories
Inventories are valued on a lower of last-in, first-out (LIFO) cost or market basis.  At August 31, 2013 and 2012, inventories would have been greater by $2.1 billion and $1.9 billion, respectively, if they had been valued on a lower of first-in, first-out (FIFO) cost or market basis.  As a result of declining inventory levels, the fiscal 2013 and 2012 LIFO provisions were reduced by $194 million and $268 million of LIFO liquidation, respectively.  Inventory includes product costs, inbound freight, warehousing costs and vendor allowances not classified as a reduction of advertising expense.

Equity Method Investments
The Company uses the equity method to account for investments in companies if the investment provides the ability to exercise significant influence, but not control, over operating and financial policies of the investee.  The Company's proportionate share of the net income or loss of these companies is included in consolidated net earnings.  Judgment regarding the level of influence over each equity method investment includes considering key factors such as the Company's ownership interest, representation on the board of directors, participation in policy-making decisions and material intercompany transactions.

The Company purchases inventory from Alliance Boots in the ordinary course of business.  These related party inventory purchases, which began in fiscal 2013, were not material.

The underlying net assets of the Company's equity method investment in Alliance Boots include goodwill and indefinite-lived intangible assets.  These assets are evaluated for impairment annually, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.  Based on testing performed during fiscal 2013, the fair value of each Alliance Boots reporting unit exceeded its carrying value.  For certain reporting units, relatively modest changes in key assumptions may have resulted in the recognition of a goodwill impairment charge.  The Company's proportionate share of a potential impairment would be limited to its 45% ownership percentage.

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

	2013	2012
Land and land improvements
Owned locations	$3,203	$3,189
Distribution centers	97	96
Other locations	219	232
Buildings and building improvements
Owned locations	3,805	3,684
Leased locations (leasehold improvements only)	1,811	1,518
Distribution centers	620	608
Other locations	351	525
Equipment
Locations	5,334	4,995
Distribution centers	1,190	1,158
Other locations	755	586
Capitalized system development costs	581	420
Capital lease properties	215	149
	18,181	17,160
Less: accumulated depreciation and amortization	6,043	5,122
	$12,138	$12,038

Depreciation expense for property and equipment was $894 million in fiscal 2013, $841 million in fiscal 2012 and $809 million in fiscal 2011.

The Company capitalizes application stage development costs for significant internally developed software projects, such as upgrades to the store point-of-sale system.  These costs are amortized over a five-year period.  Amortization expense was $100 million in fiscal 2013, $70 million in fiscal 2012 and $58 million in fiscal 2011.  Unamortized costs at August 31, 2013 and 2012, were $374 million and $292 million, respectively.

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

Impaired Assets and Liabilities for Store Closings
The Company tests long-lived assets for impairment whenever events or circumstances indicate that a certain asset may be impaired.  Store locations that have been open at least five years are reviewed for impairment indicators at least annually.  Once identified, the amount of the impairment is computed by comparing the carrying value of the assets to the fair value, which is based on the discounted estimated future cash flows.  Impairment charges included in selling, general and administrative expenses were $30 million in fiscal 2013, $27 million in fiscal 2012 and $44 million in fiscal 2011.

The Company also provides for future costs related to closed locations.  The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.  The reserve for store closings was $123 million and $117 million as of August 31, 2013 and 2012, respectively.  See Note 3 for additional disclosure regarding the Company's reserve for future costs related to closed locations.

Financial Instruments
The Company had $197 million and $157 million of outstanding letters of credit at August 31, 2013 and 2012, respectively, which guarantee the purchase of foreign goods, and additional outstanding letters of credit of $263 million and $38 million at August 31, 2013 and 2012, respectively, which guarantee payments of insurance claims.  The insurance claim letters of credit are annually renewable and will remain in place until the insurance claims are paid in full.  Letters of credit of $4 million and $229 million were outstanding at August 31, 2013, and August 31, 2012, respectively, to guarantee performance of construction contracts.  The Company pays a facility fee to the financing bank to keep these letters of credit active.  The Company had real estate development purchase commitments of $185 million and $206 million at August 31, 2013 and 2012, respectively.

The Company uses interest rate swaps to manage its interest rate exposure associated with some of its fixed-rate borrowings.  At August 31, 2013, $1.0 billion of fixed-rate debt was converted to variable rate.  These swaps are accounted for according to ASC Topic 815, Derivatives and Hedging. The swaps are measured at fair value in accordance with ASC Topic 820, Fair Value Measurement and Disclosures.  In  fiscal 2012, the Company entered into three forward starting interest rate swap transactions locking in fixed rates on $1.0 billion of the $4.0 billion debt that was issued in fiscal 2013 in connection with the Alliance Boots transaction.  These swaps were designated as cash flow hedges and measured at fair value.  See Notes 10 and 11 for additional disclosure regarding financial instruments.

Revenue Recognition
The Company recognizes revenue at the time the customer takes possession of the merchandise.  Customer returns are immaterial.  Sales taxes are not included in revenue.

Revenue from the pharmacy benefit management (PBM) business was included in the Company's Consolidated Statement of Comprehensive Income prior to being sold in fiscal 2011.  The services the Company provided to its PBM clients included: plan setup, claims adjudication with network pharmacies, formulary management, and reimbursement services.  Through its PBM, the Company acted as an agent in administering pharmacy reimbursement contracts and did not assume credit risk.  Therefore, revenue was recognized as only the differential between the amount receivable from the client and the amount owed to the network pharmacy.  The Company acted as an agent to its clients with respect to administrative fees for claims adjudication.  Those service fees were recognized as revenue.

Gift Cards
The Company sells Walgreens gift cards to retail store customers and through its website.  The Company does not charge administrative fees on unused gift cards and most gift cards do not have an expiration date.  Income from gift cards is recognized when (1) the gift card is redeemed by the customer; or (2) the likelihood of the gift card being redeemed by the customer is remote (gift card breakage) and there is no legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions.  The Company's gift card breakage rate is determined based upon historical redemption patterns.  Gift card breakage income, which is included in selling, general and administrative expenses, was not significant in fiscal 2013, 2012 or 2011.

Loyalty Program
The Company's rewards program, Balance® Rewards, is accrued as a charge to cost of sales at the time a point is earned.  Points are funded internally and through vendor participation, and are credited to cost of sales at the time a vendor-sponsored point is earned.  Breakage is recorded as points expire as a result of a member's inactivity or if the points remain unredeemed after three years.  Breakage income, which is reported in cost of sales, was not significant in fiscal 2013.

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

Selling, General and Administrative Expenses
Selling, general and administrative expenses mainly consist of store salaries, occupancy costs, and expenses directly related to stores.  In addition, other costs included are headquarters' expenses, advertising costs (net of advertising revenue) and insurance.

Advertising Costs
Advertising costs, which are reduced by the portion funded by vendors, are expensed as incurred.  Net advertising expenses, which are included in selling, general and administrative expenses, were $286 million in fiscal 2013, $291 million in fiscal 2012 and $271 million in fiscal 2011.  Included in net advertising expenses were vendor advertising allowances of $240 million in fiscal 2013, $239 million in fiscal 2012 and $218 million in fiscal 2011.

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

Available-for-Sale Investments
The Company, Alliance Boots and AmerisourceBergen Corporation (AmerisourceBergen) entered into a Framework Agreement dated as of March 18, 2013, pursuant to which Walgreens and Alliance Boots together were granted the right to purchase a minority equity position in AmerisourceBergen, beginning with the right, but not the obligation, to purchase up to 19,859,795 shares of AmerisourceBergen common stock (approximately 7 percent of the then fully diluted equity of AmerisourceBergen, assuming the exercise in full of the warrants described below) in open market transactions.

Warrants
The Company and Alliance Boots were each issued (a) a warrant to purchase up to 11,348,456 shares of AmerisourceBergen common stock at an exercise price of $51.50 per share exercisable during a six-month period beginning in March 2016, and (b) a warrant to purchase up to 11,348,456 shares of AmerisourceBergen common stock at an exercise price of $52.50 per share exercisable during a six-month period beginning in March 2017.  The Company's warrants are valued at the date of issuance and the end of the period using a Monte Carlo simulation.  Key assumptions used throughout the valuation include risk-free interest rates using constant maturity treasury rates; the dividend yield for AmerisourceBergen's common stock; AmerisourceBergen's common stock price at valuation date; AmerisourceBergen's equity volatility; the number of shares of AmerisourceBergen's common stock outstanding; the number of AmerisourceBergen employee stock options and the exercise price; and the details specific to the warrants.  The fair value of the Company's warrants on March 18, 2013, the date of issuance, was $77 million.  The Company recorded the fair value of its warrants as a non-current asset with a corresponding deferred credit in its Consolidated Balance Sheets.  The deferred credit attributable to the warrants will be amortized over the life of the warrants.  As of August 31, 2013, the fair value of the Company's warrants was $188 million, which resulted in the Company recording other income of $111 million for fiscal 2013 within its Consolidated Statements of Comprehensive Income.  The increase in the fair value of the warrants was primarily attributable to the increase in the price of AmerisourceBergen's common stock.  In addition, the Company recorded $9 million of other income relating to the amortization of the deferred credit in fiscal 2013.

Pre-Opening Expenses
Non-capital expenditures incurred prior to the opening of a new or remodeled store are expensed as incurred.

Stock-Based Compensation Plans
In accordance with ASC Topic 718, Compensation – Stock Compensation, the Company recognizes compensation expense on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.

Total stock-based compensation expense for fiscal 2013, 2012 and 2011 was $104 million, $99 million and $135 million, respectively.  The recognized tax benefit was $30 million, $9 million and $49 million for fiscal 2013, 2012 and 2011, respectively.

Unrecognized compensation cost related to non-vested awards at August 31, 2013, was $189 million.  This cost is expected to be recognized over a weighted average of three years.

Interest Expense
The Company capitalized $7 million, $9 million and $10 million of interest expense as part of significant construction projects during fiscal 2013, 2012 and 2011, respectively.  Interest paid, which is net of capitalized interest, was $158 million in fiscal 2013, $108 million in fiscal 2012 and $89 million in fiscal 2011.

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

In determining the Company's provision for income taxes, an annual effective income tax rate based on full-year income, permanent differences between book and tax income, and statutory income tax rates are used. The effective income tax rate also reflects the Company's assessment of the ultimate outcome of tax audits in addition to any foreign-based income deemed to be taxable in the United States. Discrete events such as audit settlements or changes in tax laws are recognized in the period in which they occur.

The Company is subject to routine income tax audits that occur periodically in the normal course of business.  U.S. federal, state and local and foreign tax authorities raise questions regarding the Company's tax filing positions, including the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the tax benefits associated with its various tax filing positions, the Company records a tax benefit for uncertain tax positions using the highest cumulative tax benefit that is more likely than not to be realized. Adjustments are made to the liability for unrecognized tax benefits in the period in which the Company determines the issue is effectively settled with the tax authorities, the statute of limitations expires for the return containing the tax position or when more information becomes available. The Company's liability for unrecognized tax benefits, including accrued penalties and interest, is included in other long-term liabilities on the Consolidated Balance Sheets and in income tax expense in the Consolidated Statements of Comprehensive Income.

Earnings Per Share
The dilutive effect of outstanding stock options on earnings per share is calculated using the treasury stock method.  Stock options are anti-dilutive and excluded from the earnings per share calculation if the exercise price exceeds the average market price of the common shares.  Outstanding options to purchase common shares that were anti-dilutive and excluded from earnings per share totaled 12,316,949, 32,593,870 and 16,869,061 in fiscal 2013, 2012 and 2011, respectively.

New Accounting Pronouncements
In July 2012, Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-02, Intangibles – Goodwill and Other (Topic 350) – Testing Indefinite-Lived Intangible Assets for Impairment, which permits an entity to make a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired.  If an entity concludes, based on an evaluation of all relevant qualitative factors, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it will not be required to perform the quantitative impairment for that asset.  The ASU is effective for impairment tests performed for fiscal years beginning after September 15, 2012 (fiscal year 2014), with early adoption permitted.  The ASU will not have a material impact on the Company's reported results of operations and financial position.  The impact is non-cash in nature and will not affect the Company's cash position.

In May 2013, the FASB reissued an exposure draft on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet.  The proposed exposure draft states that lessees and lessors should apply a "right-of-use model" in accounting for all leases.  Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term.  When measuring the asset and liability, variable lease payments are excluded, whereas renewal options that provide a significant economic incentive upon renewal would be included.  The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset.  A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease.  The lease expense from real estate based leases would continue to be recorded under a straight-line approach, but other leases not related to real estate would be expensed using an effective interest method that would accelerate lease expense.  A final standard is currently expected to be issued in 2014 and would be effective no earlier than annual reporting periods beginning on January 1, 2017 (fiscal 2018 for the Company).  The proposed standard, as currently drafted, would have a material impact on the Company's financial position and the impact on the Company's reported results of operations is being evaluated.  The impact of this exposure draft is non-cash in nature and would not affect the Company's cash position.

In July 2013, the FASB issued Accounting Standards Update 2013-11, Income Taxes (Topic 740) – Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward or Tax Credit Carryforward Exists.  This update provides that an entity's unrecognized tax benefit, or a portion of its unrecognized tax benefit, should be presented in its financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward.  This update applies prospectively to all entities that have unrecognized tax benefits when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists at the reporting date.  Retrospective application is also permitted.  This update is effective for annual periods, and interim periods within those years, beginning after December 15, 2013 (fiscal 2014).  The standard will not have a material impact on the Company's reported results of operations and financial position.  The impact of this ASU is non-cash in nature and will not affect the Company's cash position.

(2)  Restructuring

The Company completed one of its strategic initiatives to enhance shareholder value in fiscal 2011 known as the "Rewiring for Growth" program, which was designed to, among other things, reduce cost and improve productivity.  In fiscal 2011, the Company recorded $42 million of pre-tax charges in selling, general and administrative expenses associated with the program.

Additionally, as a part of the Company's Customer Centric Retailing (CCR) initiative, it has modified the store format to enhance category layouts and adjacencies, shelf heights and sight lines, and brand and private brand assortments, all of which were designed to positively impact the shopper experience.  This initiative was completed in the first quarter of fiscal 2012.  In total, the Company converted 5,843 stores and opened 559 new stores with the CCR format.  In fiscal 2012, the Company incurred $33 million in total program costs, of which $15 million was included in selling, general and administrative expenses and $18 million in capital costs.  In fiscal 2011, the Company incurred $144 million in total program costs, of which $84 million was included in selling, general and administrative expenses and $60 million in capital costs.

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

Minimum rental commitments at August 31, 2013, under all leases having an initial or remaining non-cancelable term of more than one year are shown below (in millions):

	Capital Lease	Operating Lease
2014	$19	$2,536
2015	19	2,514
2016	18	2,464
2017	17	2,389
2018	15	2,292
Later	270	23,507
Total minimum lease payments	$358	$35,702

The capital lease amount includes $155 million of imputed interest and executory costs.  Total minimum lease payments have not been reduced by minimum sublease rentals of approximately $140 million on leases due in the future under non-cancelable subleases.

The Company provides for future costs related to closed locations.  The liability is based on the present value of future rent obligations and other related costs (net of estimated sublease rent) to the first lease option date.  In fiscal 2013, 2012 and 2011, the Company recorded charges of $43 million, $20 million and $54 million, respectively, for facilities that were closed or relocated under long-term leases.  These charges are reported in selling, general and administrative expenses on the Consolidated Statements of Comprehensive Income.

The changes in reserve for facility closings and related lease termination charges include the following (in millions):

	Twelve Months Ended August 31
	2013	2012
Balance – beginning of period	$117	$145
Provision for present value of non-cancellable lease payments of closed facilities	34	6
Assumptions about future sublease income, terminations and changes in interest rates	(6)	(11)
Interest accretion	15	25
Cash payments, net of sublease income	(37)	(48)
Balance – end of period	$123	$117

The Company remains secondarily liable on 26 assigned leases.  The maximum potential undiscounted future payments are $18 million at August 31, 2013.  Lease option dates vary, with some extending to 2041.

Rental expense, which includes common area maintenance, insurance and taxes, was as follows (in millions):

	2013	2012	2011
Minimum rentals	$2,644	$2,585	$2,506
Contingent rentals	6	6	9
Less: Sublease rental income	(22)	(20)	(15)
	$2,628	$2,571	$2,500

(4)  Acquisitions and Divestitures

In September 2012, the Company completed its acquisition of Stephen L. LaFrance Holdings, Inc. (USA Drug) for $436 million net of assumed cash, subject to adjustment in certain circumstances.  This acquisition increased the Company's presence in the mid-South region of the country.  The purchase price allocation for this acquisition added $220 million to goodwill and $156 million to intangible assets, primarily prescription files and non-compete agreements, with $60 million allocated to net tangible assets, primarily inventory.  The purchase price allocation is complete with the exception of the evaluation of certain deferred tax balances.  The USA Drug acquisition contributed $364 million of revenue and a pre-tax loss of $74 million in fiscal 2013, including transaction and store closure costs of $57 million.

In December 2012, the Company acquired an 80% interest in Cystic Fibrosis Foundation Pharmacy LLC for $29 million net of assumed cash, subject to working capital adjustments, and a call option to acquire the remaining 20% interest.  The investment provides joint ownership in a specialty pharmacy for cystic fibrosis patients and their families and a provider of new product launch support and call center services for drug manufacturers.  The investment added $16 million to goodwill and $21 million to intangible assets, primarily payer contracts.

The aggregate purchase price of all business and intangible asset acquisitions, excluding USA Drug and Cystic Fibrosis, was $165 million in fiscal 2013.  These acquisitions added $135 million to intangible assets, primarily prescription files.  The remaining fair value relates to immaterial amounts of tangible assets, less liabilities assumed.  Operating results of businesses acquired have been included in the Consolidated Statements of Comprehensive Income from their respective acquisition dates forward and were not material.

In fiscal 2012, the Company acquired certain assets of BioScrip, Inc.'s (BioScrip) community specialty pharmacies and centralized specialty and mail services pharmacy business for $144 million plus inventory.  The acquisition added $94 million to goodwill and $49 million to other intangible assets.  The addition of BioScrip's community specialty pharmacies and centralized specialty and mail services pharmacy businesses advances community pharmacy and brings additional specialty pharmacy products and services closer to patients.  The Company also purchased Crescent Pharmacy Holdings, LLC (Crescent), an infusion pharmacy business, for $73 million, net of assumed cash.  The Crescent acquisition added $40 million to goodwill and $26 million to intangible assets, primarily payer contracts.  The acquisition is a strategic investment to expand the Company's infusion services in select California markets.

(5)  Equity Method Investments

Equity method investments as of August 31, 2013 and 2012, were as follows (in millions, except percentages):

	2013		2012
	Carrying Value	Ownership Percentage	Carrying Value	Ownership Percentage
Alliance Boots	$6,261	45%	$6,140	45%
Other equity method investments	7	30% - 50%	7	30% - 50%
Total Equity Method Investments	$6,268		$6,147

Alliance Boots

On August 2, 2012, pursuant to a Purchase and Option Agreement dated June 18, 2012, by and among the Company, Alliance Boots GmbH and AB Acquisitions Holdings Limited (the Purchase and Option Agreement), the Company acquired 45% of the issued and outstanding share capital of Alliance Boots in exchange for $4.025 billion in cash and approximately 83.4 million shares of Company common stock.  The Purchase and Option Agreement also provides, subject to the satisfaction or waiver of specified conditions, a call option that gives the Company the right, but not the obligation, to acquire the remaining 55% of Alliance Boots (second step transaction) in exchange for an additional £3.1 billion in cash (approximately $4.9 billion using August 31, 2013 exchange rates) as well as an additional 144.3 million Company shares, subject to certain adjustments.  If the Company exercises the call option, in certain limited circumstances, the Company may be required to make the entire second step transaction payment in cash.  The call option can be exercised by the Company during the six-month period beginning February 2, 2015.  In addition, in certain circumstances, if the Company does not exercise the call option, or the Company has exercised the call option but the second step transaction does not close, the Company's ownership of Alliance Boots will reduce from 45% to 42% in exchange for nominal consideration.  The Company's equity earnings, initial investment and the call option exclude the Alliance Boots minority interest in Galenica Ltd. (Galenica).  The Alliance Boots investment in Galenica was distributed to the Alliance Boots shareholders other than the Company in May 2013, which had no impact on the Company's financial results.

The call option was valued using a Monte Carlo simulation using assumptions surrounding Walgreens equity value as well as the potential impacts of certain provisions of the Purchase and Option Agreement that are described in the Form 8-K filed by the Company on June 19, 2012.  The call option is accounted for at cost and subsequently adjusted for foreign currency translation gains or losses.  The final purchase price allocation resulted in $6.1 billion of the total consideration being allocated to the investment and $866 million being allocated to the call option based on their relative fair values.

The Company accounts for its 45% investment in Alliance Boots using the equity method of accounting.   Investments accounted for under the equity method are recorded initially at cost and subsequently adjusted for the Company's share of the net income or loss and cash contributions and distributions to or from these entities.  Because the underlying net assets in Alliance Boots are denominated in a foreign currency, translation gains or losses will impact the recorded value of the Company's investment.  The Company utilizes a three-month lag in reporting equity income in Alliance Boots and as a result, only 10 months results of Alliance Boots were recorded in fiscal 2013.  The Company's investment is recorded as "Equity investment in Alliance Boots" in the Consolidated Balance Sheets.

The Company's initial investment in Alliance Boots exceeded its proportionate share of the net assets of Alliance Boots by $2.4 billion. This premium of $2.4 billion is recognized as part of the carrying value in the Company's equity investment in Alliance Boots.  The difference is primarily related to the fair value of Alliance Boots indefinite-lived intangible assets and goodwill.  The Company's equity method income from the investment in Alliance Boots is adjusted to reflect the amortization of fair value adjustments in certain definite-lived assets of Alliance Boots.  The Company's incremental amortization expense associated with the Alliance Boots investment was approximately $57 million during fiscal 2013, largely consisting of the inventory step-up, which was amortized over the first inventory turn.

During July 2013, the UK Government enacted a law to reduce the UK corporate tax rate applicable from April 2014.  The non-cash impact of this change will be recorded in fiscal 2014 due to the three-month lag.

Other Equity Method Investments

Other equity method investments relate to joint ventures associated with the Company's infusion and respiratory businesses.  These investments are included within other non-current assets on the Consolidated Balance Sheets.  The Company's share of equity income is reported within selling, general and administrative expenses in the Consolidated Statements of Comprehensive Income.
Summarized Financial Information
Summarized financial information for the Company's equity method investees is as follows:
Balance Sheet (in millions)
	At August 31,
	2013(1)	2012(1)
Current Assets	$8,906	$9,193
Non-Current Assets	19,484	20,085
Current Liabilities	7,204	7,254
Non-Current Liabilities	12,228	13,269
Shareholders' Equity (2)	8,958	8,755

Income Statement (in millions)
	Year Ended August 31,
	2013(3)	2012	2011
Net Sales	$30,446	$37	$37
Gross Profit	6,391	17	19
Net Earnings	1,022	2	5
Share of income from investments accounted for using the equity method(3)	345	1	2

(1) Net assets in Alliance Boots are translated at the May 31, 2013 spot rate of $1.52 to one British pound Sterling, corresponding to the three-month lag.  Fiscal 2012 net assets in Alliance Boots were translated at a spot rate of $1.57 to one British pound Sterling.
(2) Shareholders' equity at August 31, 2013 and 2012, includes $374 million and $380 million related to non-controlling interests, respectively.
(3) The Company utilizes a three-month lag in reporting its share of equity income in Alliance Boots.  Earnings reflect $57 million, $44 million net of tax, of incremental acquisition-related amortization for the ten-month period ending August 31, 2013.  Earnings in Alliance Boots are translated at the average exchange rate of $1.57 to one British pound Sterling for the year ended August 31, 2013.  Ten months of operating results are presented for Alliance Boots in fiscal 2013 corresponding to the three-month lag after closing the investment on August 2, 2012.  Walgreens Boots Alliance Development GmbH operations are excluded from these results as the Company consolidates the joint venture.

(6)  Available-for-Sale Investments

In conjunction with its long-term relationship with AmerisourceBergen announced in fiscal 2013, the Company, as of August 31, 2013, has acquired approximately 4.0 million shares of AmerisourceBergen common stock.  The Company's cost basis of common shares acquired through open market transactions was $224 million in fiscal 2013.  The available-for-sale investment is classified as long-term and reported at fair value within other non-current assets in the Consolidated Balance Sheets.  The Company also holds other investments with maturities greater than 90 days that are reported at fair value within other current assets in the Consolidated Balance Sheets.

Fair value adjustments are based on quoted stock prices with the unrealized holding gains and losses reported in other comprehensive income.  Unrealized holding gains at August 31, 2013, were $1 million.  See Note 11 for additional fair value disclosures. Available-for-sale investments reported at fair value at August 31, 2013, were $225 million.

(7)    Goodwill and Other Intangible Assets

Goodwill and other indefinite-lived intangible assets are not amortized, but are evaluated for impairment annually during the fourth quarter, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.  The Company applies ASU 2011-08, Testing Goodwill for Impairment, which permits a qualitative assessment to determine whether it is more likely than not (a more than 50 percent likelihood) that the fair value of a reporting unit is less than its carrying amount, which would then require performing step one of impairment testing.  Otherwise, no further evaluation would be necessary.  As part of the Company's impairment analysis for each reporting unit, the Company engaged a third party appraisal firm to assist in the determination of estimated fair value for each unit.  This determination included estimating the fair value using both the income and market approaches.  The income approach requires management to estimate a number of factors for each reporting unit, including projected future operating results, economic projections, anticipated future cash flows and discount rates.  The market approach estimates fair value using comparable marketplace fair value data from within a comparable industry grouping.

The determination of the fair value of the reporting units and the allocation of that value to individual assets and liabilities within those reporting units requires the Company to make significant estimates and assumptions.  These estimates and assumptions primarily include, but are not limited to: the selection of appropriate peer group companies; control premiums appropriate for acquisitions in the industries in which the Company competes; the discount rate; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization and capital expenditures.  The allocation requires several analyses to determine the fair value of assets and liabilities including, among other things, purchased prescription files, customer relationships and trade names.  Although the Company believes its estimates of fair value are reasonable, actual financial results could differ from those estimates due to the inherent uncertainty involved in making such estimates.  Changes in assumptions concerning future financial results or other underlying assumptions could have a significant impact on either the fair value of the reporting units, the amount of the goodwill impairment charge, or both.  The Company also compared the sum of the estimated fair values of its reporting units to the Company's total value as implied by the market value of its equity and debt securities. This comparison indicated that, in total, its assumptions and estimates were reasonable.  However, future declines in the overall market value of the Company's equity and debt securities may indicate that the fair value of one or more reporting units has declined below its carrying value.
One measure of the sensitivity of the amount of goodwill impairment charges to key assumptions is the amount by which each reporting unit "passed" (fair value exceeds the carrying amount) or "failed" (the carrying amount exceeds fair value) the first step of the goodwill impairment test. The Company's reporting units' fair values exceeded their carrying amounts ranging from approximately 15% to more than 180%.
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

Changes in the carrying amount of goodwill consist of the following activity (in millions):

	2013	2012
Net book value – September 1	$2,161	$2,017
Acquisitions	236	120
Other (1)	13	24
Net book value – August 31	$2,410	$2,161

(1)  "Other" primarily represents immaterial purchase accounting adjustments for the Company's acquisitions.

In September 2012, the Company purchased the regional drugstore chain USA Drug from Stephen L. LaFrance Holdings, Inc. and members of the LaFrance family for $436 million net of assumed cash and selected other assets (primarily prescription files).  In December 2012, the Company purchased an 80% interest in Cystic Fibrosis Foundation Pharmacy LLC for $29 million, net of assumed cash.  The USA Drug and Cystic Fibrosis acquisitions added $220 million and $16 million of goodwill, respectively.

The carrying amount and accumulated amortization of intangible assets consists of the following (in millions):

	2013	2012
Gross Intangible Assets
Purchased prescription files	$1,099	$984
Favorable lease interests	381	388
Purchasing and payer contracts	347	334
Non-compete agreements	153	120
Trade name	199	189
Other amortizable intangible assets	4	4
Total gross intangible assets	2,183	2,019

Accumulated amortization
Purchased prescription files	(467)	(417)
Favorable lease interests	(143)	(109)
Purchasing and payer contracts	(147)	(119)
Non-compete agreements	(67)	(53)
Trade name	(49)	(32)
Other amortizable intangible assets	(3)	(3)
Total accumulated amortization	(876)	(733)
Total intangible assets, net	$1,307	$1,286

Amortization expense for intangible assets was $289 million in fiscal 2013, $255 million in fiscal 2012 and $219 million in fiscal 2011.  The weighted-average amortization period for purchased prescription files was seven years for fiscal 2013 and 2012.  The weighted-average amortization period for favorable lease interests was 11 years for fiscal 2013 and 2012.  The weighted-average amortization period for purchasing and payer contracts was 13 years for fiscal 2013 and 2012.  The weighted-average amortization period for non-compete agreements was six years for fiscal 2013 and fiscal 2012.  The weighted-average amortization period for trade names was 12 years for fiscal 2013 and 13 years for fiscal 2012.  The weighted-average amortization period for other amortizable intangible assets was 10 years for fiscal 2013 and 2012.

Expected amortization expense for intangible assets recorded at August 31, 2013, not including amounts related to Alliance Boots that will be amortized through equity method investment income, is as follows (in millions):

2014	2015	2016	2017	2018
$257	$225	$185	$144	$99

(8)   Income Taxes

The components of Earnings Before Income Tax Provision were (in millions):

2013
U.S.	$3,477
Non-U.S.	418
Total	$3,895

The non-U.S. amount reported above includes equity earnings in Alliance Boots of $344 million.  Prior to 2013, the non-U.S. component of the Earnings Before Income Tax provision was not material.

The provision for income taxes consists of the following (in millions):

	2013	2012	2011
Current provision -
Federal	$1,122	$890	$1,301
State	134	120	147
Non-U.S.	15	-	-
	1,271	1,010	1,448
Deferred provision -
Federal	174	251	113
State	(2)	(12)	19
Non-U.S.	2	-	-
	174	239	132
Income tax provision	$1,445	$1,249	$1,580

The difference between the statutory federal income tax rate and the effective tax rate is as follows:

	2013	2012	2011
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	2.2	2.1	2.6
Other	(0.1)	(0.1)	(0.8)
Effective income tax rate	37.1%	37.0%	36.8%

The deferred tax assets and liabilities included in the Consolidated Balance Sheets consist of the following (in millions):

	2013	2012
Deferred tax assets -
Postretirement benefits	$218	$217
Compensation and benefits	136	182
Insurance	121	157
Accrued rent	157	142
Tax benefits	159	214
Stock compensation	159	189
Inventory	95	96
Other	96	92
Subtotal	1,141	1,289
Less: Valuation allowance	19	19
Total deferred tax assets	1,122	1,270
Deferred tax liabilities -
Accelerated depreciation	1,369	1,332
Inventory	491	534
Intangible assets	53	28
Equity method investment	21	-
Other	4	80
Subtotal	1,938	1,974
Net deferred tax liabilities	$816	$704

At August 31, 2013, the Company has recorded deferred tax assets of $119 million reflecting the benefit of $212 million in federal and $1.1 billion in state loss carryforwards.  These deferred tax assets will expire at various dates from 2014 through 2032.

The Company believes it is more likely than not that the benefit from certain net operating loss carryforwards will not be realized.  In recognition of this risk, the Company has recorded a valuation allowance of $19 million on certain deferred tax assets relating to these net operating losses as of August 31, 2013.

Income taxes paid were $1.2 billion for fiscal years 2013 and 2012 and $1.3 billion in fiscal 2011.

ASC Topic 740, Income Taxes, provides guidance regarding the recognition, measurement, presentation and disclosure in the financial statements of tax positions taken or expected to be taken on a tax return, including the decision whether to file in a particular jurisdiction.  As of August 31, 2013, approximately $32 million of  unrecognized tax benefits were reported as current income tax liabilities, with the balance classified as long-term liabilities on the Consolidated Balance Sheets.  The Company's unrecognized tax benefits at August 31, 2012, were all classified as long-term liabilities on the Consolidated Balance Sheets.

The following table provides a reconciliation of the total amounts of unrecognized tax benefits (in millions):

	2013	2012	2011
Balance at beginning of year	$197	$94	$93
Gross increases related to tax positions in a prior period	18	100	25
Gross decreases related to tax positions in a prior period	(32)	(49)	(68)
Gross increases related to tax positions in the current period	30	53	54
Settlements with taxing authorities	(2)	(1)	(8)
Lapse of statute of limitations	(3)	-	(2)
Balance at end of year	$208	$197	$94

At August 31, 2013, 2012 and 2011, $116 million, $118 million and $81 million, respectively, of unrecognized tax benefits would favorably impact the effective tax rate if recognized.

The Company recognizes interest and penalties in the income tax provision in its Consolidated Statements of Comprehensive Income.  At August 31, 2013, and August 31, 2012, the Company had accrued interest and penalties of $28 million and $23 million, respectively.  For the year ended August 31, 2013, the amount reported in income tax expense related to interest and penalties was $5 million.

The Company files a consolidated U.S. federal income tax return, as well as income tax returns in various states.  It is no longer under audit examination for U.S. federal income tax purposes for any years prior to fiscal 2010.  With few exceptions, it is no longer subject to state and local income tax examinations by tax authorities for years before fiscal 2006.

It is reasonably possible that the amount of the unrecognized tax benefit with respect to certain unrecognized tax positions will decrease during the next 12 months by up to approximately $32 million.  The decrease is expected to occur as a result of settlements with the US federal tax authorities for fiscal years 2008 through 2011 and lapses in the statute of limitations.  The change will not have a material effect on the Company's results of operations or financial position.

During the year, the Company received tax holidays from Swiss cantonal income taxes relative to its Swiss operations.  The income tax holidays are expected to extend through September 2022.  The holidays had an immaterial impact in the current fiscal year.

(9)  Short-Term Borrowings and Long-Term Debt

Short-term borrowings and long-term debt consist of the following at August 31 (in millions):

	2013	2012
Short-Term Borrowings -
Current maturities of loans assumed through the purchase of land and buildings; various interest rates from 5.000% to 8.750%; various maturities from 2015 to 2035	$2	$9
4.875% unsecured notes due 2013, net of unamortized discount and interest rate swap fair market value adjustment (see Note 10)	-	1,305
Unsecured variable rate notes due 2014, net of unamortized discount	550	-
Other	18	5
Total short-term borrowings	$570	$1,319

Long-Term Debt -
1.000% unsecured notes due 2015, net of unamortized discount	$749	$-
1.800% unsecured notes due 2017, net of unamortized discount	998	-
5.250% unsecured notes due 2019 net of unamortized discount and interest rate swap fair market value adjustment (see Note 10)	994	1,030
3.100% unsecured notes due 2022, net of unamortized discount	1,199	-
4.400% unsecured notes due 2042, net of unamortized discount	496	-
Bridge Facility	-	3,000
Loans assumed through the purchase of land and buildings; various interest rates from 5.000% to 8.750%; various maturities from 2015 to 2035	43	52
	4,479	4,082
Less current maturities	(2)	(9)
Total long-term debt	$4,477	$4,073

On July 17, 2008, the Company issued notes totaling $1.3 billion bearing an interest rate of 4.875% paid semiannually in arrears on February 1 and August 1 of each year, beginning on February 1, 2009.  The notes matured and were repaid in full on August 1, 2013.

On August 2, 2012, the Company borrowed $3.0 billion of its available $3.5 billion variable rate 364-day bridge term loan obtained in connection with the investment in Alliance Boots.  Interest was reset monthly based upon the one-month LIBOR plus a fixed margin, paid on a monthly basis.

On September 13, 2012, the Company repaid in full all amounts borrowed under the bridge term loan with a portion of the net proceeds from a public offering of $4.0 billion of notes with varying maturities and interest rates, the majority of which are fixed rate.  The following details each tranche of notes issued on September 13, 2012:

Notes Issued (In millions)	Maturity Date	Interest Rate	Interest Payment Dates
$550	March 13, 2014	Variable; three-month U.S. Dollar LIBOR, reset quarterly, plus 50 basis points	March 13, June 13, September 13 and December 13; commencing on December 13, 2012
750	March 13, 2015	Fixed 1.000%	March 13 and September 13; commencing on March 13, 2013
1,000	September 15, 2017	Fixed 1.800%	March 15 and September 15; commencing on March 15, 2013
1,200	September 15, 2022	Fixed 3.100%	March 15 and September 15; commencing on March 15, 2013
500	September 15, 2042	Fixed 4.400%	March 15 and September 15; commencing on March 15, 2013
$4,000

The Company may redeem the fixed rate notes at its option, at any time in whole, or from time to time in part, at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes being redeemed; and (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined), plus 12 basis points for the notes due 2015, 20 basis points for the notes due 2017, 22 basis points for the notes due 2022 and 25 basis points for the notes due 2042.  If a change of control triggering event occurs, the Company will be required, unless it has exercised its right to redeem the notes, to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase.  The notes are unsecured senior debt obligations and rank equally with all other unsecured and unsubordinated indebtedness of the Company.  Total issuance costs relating to the notes, including underwriting discounts and fees, were $26 million.  The fair value of the notes as of August 31, 2013, was $3.9 billion.  Fair value for these notes was determined based upon quoted market prices.

On January 13, 2009, the Company issued notes totaling $1.0 billion bearing an interest rate of 5.250% paid semiannually in arrears on January 15 and July 15 of each year, beginning on July 15, 2009. The notes will mature on January 15, 2019. The Company may redeem the notes, at any time in whole or from time to time in part, at its option at a redemption price equal to the greater of: (1) 100% of the principal amount of the notes to be redeemed; or (2) the sum of the present values of the remaining scheduled payments of principal and interest, discounted to the date of redemption on a semiannual basis at the Treasury Rate, plus 45 basis points, plus accrued interest on the notes to be redeemed to, but excluding, the date of redemption.  If a change of control triggering event occurs, unless the Company has exercised its option to redeem the notes, it will be required to offer to repurchase the notes at a purchase price equal to 101% of the principal amount of the notes plus accrued and unpaid interest to the date of redemption.  The notes are unsecured senior debt obligations and rank equally with all other unsecured senior indebtedness of the Company. The notes are not convertible or exchangeable.  Total issuance costs relating to this offering were $8 million, primarily underwriting fees.  The fair value of the notes as of August 31, 2013 and 2012, was $1.1 billion and $1.2 billion, respectively.  Fair value for these notes was determined based upon quoted market prices.

The Company has had no activity or outstanding balances in its commercial paper program since fiscal 2009.  In connection with the commercial paper program, the Company maintains two unsecured backup syndicated lines of credit that total $1.35 billion.  The first $500 million facility expires on July 20, 2015, and allows for the issuance of up to $250 million in letters of credit.  The second $850 million facility expires on July 23, 2017, and allows for the issuance of up to $200 million in letters of credit.  The issuance of letters of credit under either of these facilities reduces available borrowings.  The Company's ability to access these facilities is subject to compliance with the terms and conditions of the credit facilities, including financial covenants.  The covenants require the Company to maintain certain financial ratios related to minimum net worth and priority debt, along with limitations on the sale of assets and purchases of investments.  At August 31, 2013, the Company was in compliance with all such covenants.  The Company pays a facility fee to the financing banks to keep these lines of credit active.  At August 31, 2013, there were no letters of credit issued against these credit facilities and the Company does not anticipate any future letters of credit to be issued against these facilities.

(10)  Financial Instruments

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

Cash Flow Hedges

In fiscal 2012, the Company entered into three forward starting interest rate swap transactions locking in the then current interest rate on $1.0 billion of its anticipated debt issuance in connection with the Alliance Boots investment.  The swaps were terminated when the hedged debt was issued in September 2012.  The swap transactions were designated as cash flow hedges.  The Company recorded an immaterial gain upon termination of the swaps.

Fair Value Hedges

For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk, are recognized in interest expense on the Consolidated Statements of Comprehensive Income.  Fair value changes in derivatives that are designated and qualify as cash flow hedges are recorded in other comprehensive income, with any ineffectiveness recorded in interest expense.

In May 2011, the Company entered into interest rate swaps with two counterparties converting $250 million of its $1.0 billion 5.250% fixed rate notes to a floating interest rate based on the six-month LIBOR in arrears plus a constant spread.  In March 2012, the Company entered into interest rate swaps with the same two counterparties converting an additional $250 million of its 5.250% fixed-rate notes to a floating interest rate based on the one-month LIBOR in arrears plus a constant spread.  In June and July 2013, the Company converted the remaining $500 million 5.250% fixed-rate notes  to variable rate through two $250 million interest rate swaps, each with a single counterparty.  The variable rates for each of the swaps are based on the six-month LIBOR in arrears plus a constant credit spread.  All swap termination dates coincide with the notes maturity date, January 15, 2019.

In January 2010, the Company entered into six-month LIBOR in arrears swaps with two counterparties for all of its $1.3 billion 4.875% fixed-rate debt.  These swaps terminated on August 1, 2013, in conjunction with the notes maturity date.

The notional amounts of derivative instruments outstanding at August 31, 2013 and 2012, were as follows (in millions):

	2013	2012
Derivatives designated as hedges:
Interest rate swaps	$1,000	$1,800
Forward interest rate swaps	-	1,000

The changes in fair value of the notes attributable to the hedged risk are included in long-term debt on the Consolidated Balance Sheets (see Note 9) and amortized through maturity.  At August 31, 2013, the Company had a net unamortized asset fair value change of $3 million compared to a $40 million liability at August 31, 2012.  Changes in fair value of the cash flow hedges are included in other comprehensive income, with any ineffectiveness recorded directly to interest expense.  Upon termination of the cash flow hedges, cumulative changes included in other comprehensive income will be amortized with the debt's cash flow.  No material fair value changes or ineffectiveness was recorded through other comprehensive income in fiscal 2013.

The fair value and balance sheet presentation of derivative instruments at August 31, 2013, were as follows (in millions):

Location in Consolidated Balance Sheets		2013	2012
Asset derivatives designated as hedges:
Interest rate swaps	Other current assets	$-	$24
Forward interest rate swaps	Other non-current assets	-	-
Interest rate swaps	Other non-current assets	1	39

Gains and losses relating to the ineffectiveness of the Company's derivative instruments are recorded in interest expense on the Consolidated Statements of Comprehensive Income.  The Company recorded a $4 million loss in fiscal 2013 and a $2 million gain in fiscal 2012 due to ineffectiveness.

Warrants

The Company, Alliance Boots and AmerisourceBergen Corporation entered into a Framework Agreement dated as of March 18, 2013, pursuant to which (1) Walgreens and Alliance Boots together were granted the right to purchase a minority equity position in AmerisourceBergen, beginning with the right, but not the obligation, to purchase up to 19,859,795 shares of AmerisourceBergen common stock (approximately 7 percent of the then fully diluted equity of AmerisourceBergen, assuming the exercise in full of the warrants described below) in open market transactions; (2) the Company and Alliance Boots were each  issued (a) a warrant to purchase up to 11,348,456  shares of AmerisourceBergen common stock at an exercise price of $51.50 per share exercisable during a six-month period beginning in March 2016, and (b) a warrant to purchase up to 11,348,456 shares of AmerisourceBergen common stock at an exercise price of $52.50 per share exercisable during a six-month period beginning in March 2017.  The parties and affiliated entities also entered into certain related agreements governing relations between and among the parties thereto, including the Shareholders Agreement, the Transaction Rights Agreement and the Limited Liability Company Agreement of WAB Holdings LLC, a newly formed limited liability company jointly owned by the Company and Alliance Boots for the purpose of acquiring and holding AmerisourceBergen common stock, described in the Company's Current Report on Form 8-K filed on March 20, 2013.

The Company reports its warrants at fair value.  See Note 11 for additional fair value measurement disclosures.  The fair value and balance sheet presentation of derivative instruments not designated as hedges at August 31, 2013, was as follows (In millions):

	Location in Consolidated Balance Sheets	August 31, 2013
Asset derivatives not designated as hedges:
Warrants	Other non-current assets	$ 188

(11)   Fair Value Measurements

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

Level 1 -	Quoted prices in active markets that are accessible at the measurement date for identical assets and liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2 -	Observable inputs other than quoted prices in active markets.
Level 3 -	Unobservable inputs for which there is little or no market data available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Assets and liabilities measured at fair value on a recurring basis were as follows (in millions):

	August 31, 2013	Level 1	Level 2	Level 3
Assets:
Money market funds	$1,636	$1,636	$-	$-
Interest rate swaps(1)	1	-	1	-
Investment in AmerisourceBergen(2)	225	225	-	-
Warrants(3)	188	-	188	-
Forward interest rate swaps	-	-	-	-

	August 31, 2012	Level 1	Level 2	Level 3
Assets:
Money market funds	$820	$820	$-	$-
Interest rate swaps(1)	63	-	63	-
Forward interest rate swaps	-	-	-	-

(1) Interest rate swaps are valued using the six-month and one-month LIBOR in arrears rates.  See Note 10 for additional disclosure regarding financial instruments.
(2) The investment in AmerisourceBergen Corporation is valued using the closing stock price of AmerisourceBergen as of August 31, 2013.  See Note 6 for additional disclosures on available-for-sale investments.
(3) Warrants were valued using a Monte Carlo simulation.  Key assumptions used in the valuation include risk-free interest rates using constant maturity treasury rates; the dividend yield for AmerisourceBergen's common stock; AmerisourceBergen's common stock price at valuation date; AmerisourceBergen's equity volatility; the number of shares of AmerisourceBergen's common stock outstanding; the number of AmerisourceBergen employee stock options and the exercise price; and the details specific to the warrants.

Assets measured at fair value on a nonrecurring basis were as follows (in millions):

	August 31, 2013	Level 1	Level 2	Level 3
Assets:
Alliance Boots call option	$839	$-	$-	$839

The call option was valued using a Monte Carlo simulation using assumptions surrounding Walgreens equity value as well as the potential impacts of certain provisions of the Purchase and Option Agreement dated June 18, 2012, by and among the Company, Alliance Boots and AB Acquisitions Holdings Limited.
The Company reports its debt instruments under the guidance of ASC Topic 825, Financial Instruments, which requires disclosure of the fair value of the Company's debt in the footnotes to the consolidated financial statements.  See Note 9 for further details.

(12) Commitments and Contingencies

The Company is involved in legal proceedings and is subject to investigations, inspections, audits, inquiries and similar actions by governmental authorities, arising in the normal course of the Company's business, including the matters described below.  Litigation, in general, and securities and class action litigation, in particular, can be expensive and disruptive.  Some of these suits may purport or may be determined to be class actions and/or involve parties seeking large and/or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years.  From time to time, the Company is also involved in legal proceedings as a plaintiff involving antitrust, tax, contract, intellectual property and other matters.  Gain contingencies, if any, are recognized when they are realized.  The results of legal proceedings are often uncertain and difficult to predict, and the costs incurred in litigation can be substantial, regardless of the outcome.  The Company believes that its defenses and assertions in pending legal proceedings have merit, and does not believe that any of these pending matters, after consideration of applicable reserves and rights to indemnification, will have a material adverse effect on the Company's consolidated financial position.  However, substantial unanticipated verdicts, fines and rulings do sometimes occur.  As a result, the Company could from time to time incur judgments, enter into settlements or revise expectations regarding the outcome of certain matters, and such developments could have a material adverse effect on its results of operations in the period in which the amounts are accrued and/or its cash flows in the period in which the amounts are paid.
On a quarterly basis, the Company assesses its liabilities and contingencies for outstanding legal proceedings and reserves are established on a case-by-case basis for those legal claims for which management concludes that it is probable that a loss will be incurred and that the amount of such loss can be reasonably estimated. Substantially all of these contingencies are subject to significant uncertainties and, therefore, determining the likelihood of a loss and/or the measurement of any loss can be complex.  With respect to litigation and other legal proceedings where the Company has determined that a loss is reasonably possible, the Company is unable to estimate the amount or range of reasonably possible loss in excess of amounts reserved due to the inherent difficulty of predicting the outcome of and uncertainties regarding such litigation and legal proceedings.  The Company's assessments are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause the Company to change those estimates and assumptions.  Therefore, it is possible that an unfavorable resolution of one or more pending litigation or other contingencies could have a material adverse effect on the Company's consolidated financial statements in a future fiscal period.  Management's assessment of current litigation and other legal proceedings, including the corresponding accruals, could change because of the discovery of facts with respect to legal actions or other proceedings pending against the Company which are not presently known. Adverse rulings or determinations by judges, juries, governmental authorities or other parties could also result in changes to management's assessment of current liabilities and contingencies.  Accordingly, the ultimate costs of resolving these claims may be substantially higher or lower than the amounts reserved.
On April 4, 2012,  the United States Drug Enforcement Administration (DEA) served administrative inspection warrants on six Walgreen retail pharmacies in Florida and removed certain controlled substance prescription records and other related documents.  DEA also served an inspection warrant and an administrative subpoena for records on the Walgreens distribution center in Jupiter, Florida.  DEA issued a separate administrative subpoena for records from the Walgreens facility in Orlando, Florida, on August 8, 2012.  On September 14, 2012, DEA served an Order to Show Cause and Immediate Suspension Order (ISO) on the Jupiter distribution center and placed under seal the controlled substance inventory at that facility.  Walgreens timely requested a hearing to demonstrate why DEA should not permanently revoke the controlled substance registration from the Jupiter distribution center.  On October 10, 2012, Walgreens filed a petition in the U.S. Court of Appeals for the District of Columbia challenging DEA's authority to issue the ISO.
On June 11, 2013, the Company entered into a Settlement and Memorandum of Agreement with the United States Department of Justice and the DEA that settles and resolves all administrative and civil matters arising out of DEA's concerns relating to the Company's distribution and dispensing of controlled substances.  Under the terms of the agreement, the Company paid an $80 million settlement amount, surrendered its DEA registrations for the six pharmacies in Florida until May 26, 2014, and for its Jupiter distribution center until Sept. 13, 2014, and agreed to implement certain remedial actions.  In addition, the Company dismissed with prejudice its petition with the United States Court of Appeals for the District of Columbia Circuit.
On July 31, 2013 and August 13, 2013, putative shareholders filed derivative actions in federal court in the Northern District of Illinois against the Walgreens Board of Directors arising out of the Company's recent settlement with the United States Drug Enforcement Administration described above.  The actions assert claims for breach of fiduciary duty on the grounds that the directors allegedly should have prevented the events that led to the settlement.  The plaintiffs filed an amended consolidated complaint on October 4, 2013, pursuant to which they seek damages and other relief on behalf of the Company.  In accordance with the schedule set by the court, the defendants' motion to dismiss is due on December 3, 2013.
SEC regulations require disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions that management reasonably believes could exceed $100,000.  On July 2, 2012, a number of California District Attorneys served the Company with a civil complaint filed in the Alameda County Superior Court alleging certain violations of the state's hazardous waste regulations related to the proper disposal of various materials from the Company's retail stores and seeking injunctive relief, civil penalties and certain fees and expenses. The California District Attorneys filed an amended complaint on July 12, 2012, and a motion for preliminary injunction on August 6, 2012.  On December 13, 2012, the Alameda County Superior Court approved a settlement between the Company and the State of California.  The settlement requires the Company to pay penalties and costs and fund supplemental environmental projects in the total amount of approximately $17 million, which was paid during fiscal 2013 and includes certain injunctive relief.
 (13) Capital Stock

The Company's long-term capital policy is to maintain a strong balance sheet and financial flexibility; reinvest in its core strategies; invest in strategic opportunities that reinforce its core strategies and meet return requirements; and return surplus cash flow to shareholders in the form of dividends and share repurchases over the long term.  In connection with the Company's capital policy, the Board of Directors authorized a share repurchase program (2009 repurchase program) and set a long-term dividend payout ratio target between 30 and 35 percent of net income.  The 2009 repurchase program, which was completed in September 2010, allowed for the repurchase of up to $2.0 billion of the Company's common stock.  On October 13, 2010, the Board of Directors authorized the 2011 repurchase program, which was completed in July 2011, which allowed for the repurchase of up to $1.0 billion of the Company's common stock.  On July 13, 2011, the Board of Directors authorized the 2012 repurchase program, which allows for the repurchase of up to $2.0 billion of the Company's common stock prior to its expiration on December 31, 2015.  Activity related to these programs was as follows (in millions):

	Fiscal Year Ended
	2013	2012	2011
2009 stock repurchase program	$-	$-	$360
2011 stock repurchase program	-	-	1,000
2012 stock repurchase program	-	1,151	424
	$-	$1,151	$1,784

The Company determines the timing and amount of repurchases from time to time based on its assessment of various factors including prevailing market conditions, alternate uses of capital, liquidity, the economic environment and other factors.  The Company anticipates that the pace of any future share repurchase activity will continue to be significantly curtailed from the levels achieved in fiscal 2012 and 2011 due to the debt levels incurred for the investment in Alliance Boots.  The timing and amount of these purchases may change at any time and from time to time.  The Company has and may from time to time in the future repurchase shares on the open market through Rule 10b5-1 plans, which enable a company to repurchase shares at times when it otherwise might be precluded from doing so under insider trading laws.

In addition, the Company continued to repurchase shares to support the needs of the employee stock plans.  Shares totaling $615 million were purchased to support the needs of the employee stock plans during fiscal 2013 as compared to $40 million in fiscal 2012.  At August 31, 2013, 56.5 million shares of common stock were reserved for future issuances under the Company's various employee benefit plans.

(14) Stock Compensation Plans

On January 9, 2013, the 2013 Walgreen Co. Omnibus Incentive Plan (the "Omnibus Plan") became effective and the Company first made award grants under the Omnibus Plan in fiscal 2013. The Omnibus Plan provides for incentive compensation to Walgreens non-employee directors, officers and employees, and consolidates into a single plan several previously existing equity compensation plans: the Executive Stock Option Plan, the Long-Term Performance Incentive Plan, the Broad Based Employee Stock Option Plan, and the Nonemployee Director Stock Plan (collectively, the "Former Plans"). As of the effective date of the Omnibus Plan, no further grants may be made under the Former Plans and shares that were available for issuance under the Former Plans and not subject to outstanding awards became available for issuance (in addition to newly authorized shares) under the Omnibus Plan.

Upon shareholder approval of the Omnibus Plan at the Company's Annual Meeting of Shareholders on January 9, 2013, a total of 60.4 million shares became available for delivery under the Omnibus Plan including: (i) 40.0 million newly authorized shares; (ii) 9.3 million shares previously available for issuance under the former Executive Stock Option Plan; (iii) 3.2 million shares previously available for issuance under the former Long-Term Performance Incentive Plan, and (iv) 7.9 million shares previously available for issuance under the former Broad Based Employee Stock Option Plan. In addition, in accordance with the Omnibus Plan, shares that are subject to outstanding awards under the Former Plans and the Share Walgreens Stock Purchase Plan (Share Walgreens) that subsequently are cancelled, forfeited, lapsed or are otherwise terminated or settled without a distribution of shares also become available for awards under the Omnibus Plan.

A summary of the stock options authorized and available for future grants under the Omnibus Plan and Former Plans follows:

Authorized shares at August 31, 2012	-
Shares available for grants at August 31, 2012	-
Newly authorized options	40,000,000
Shares transferred from Former Plans	20,426,181
Granted	(5,642,763)
Cancellation and forfeitures	104,087
Plan termination	1,566,994
Available for future grants at August 31, 2013	56,454,499

A summary of the Company's stock options outstanding under the Omnibus Plan and Former Plans follows:

Options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Outstanding at August 31, 2012	50,035,969	$34.18	5.60	$175
Granted	8,629,392	35.86
Exercised	(14,281,816)	33.07
Expired/Forfeited	(3,167,372)	37.13
Outstanding at August 31, 2013	41,216,173	$34.69	6.14	$548
Unvested at August 31, 2013	21,174,374	$33.32	8.01	$312
Exercisable at August 31, 2013	19,288,591	$36.40	4.04	$228

The fair value of each option grant was determined using the Black-Scholes option pricing model with the following weighted-average assumptions used in fiscal 2013, 2012 and 2011:

	2013	2012	2011
Risk-free interest rate (1)	1.15%	1.73%	2.12%
Average life of option (years) (2)	7.0	7.9	7.2
Volatility (3)	24.94%	27.02%	28.08%
Dividend yield (4)	2.44%	2.90%	1.94%
Weighted-average grant-date fair value	$6.75	$8.08	$8.12

(1)	Represents the U.S. Treasury security rates for the expected term of the option.
(2)	Represents the period of time that options granted are expected to be outstanding. The Company analyzed separate groups of employees with similar exercise behavior to determine the expected term.
(3)	Volatility was based on historical and implied volatility of the Company's common stock.
(4)	Represents the Company's cash dividend for the expected term.

The intrinsic value for options exercised in fiscal 2013, 2012 and 2011 was $159 million, $22 million and $33 million, respectively.  The total fair value of options vested in fiscal 2013, 2012 and 2011 was $51 million, $125 million and $58 million, respectively.

Cash received from the exercise of options in fiscal 2013 was $471 million compared to $89 million in the prior year.  The related tax benefit realized was $60 million in fiscal 2013 compared to $8 million in the prior year.

The Walgreen Co. 1982 Employees Stock Purchase Plan permits eligible employees to purchase common stock at 90% of the fair market value at the date of purchase.  Employees may make purchases by cash, loans or payroll deductions up to certain limits.  The aggregate number of shares that may be purchased under this Plan is 94 million.  At August 31, 2013, 14.4 million shares were available for future purchase.

Restricted Performance Shares issued under the Omnibus and Former Plans offer performance-based incentive awards and equity-based awards to key employees.  Restricted Stock Units are also equity-based awards with performance requirements that are granted to middle managers and key employees.  The Restricted Performance Shares and Restricted Stock Unit awards are both subject to restrictions as to continuous employment except in the case of death, normal retirement or total and permanent disability.  In accordance with ASC Topic 718, Compensation – Stock Compensation, compensation expense is recognized on a straight-line basis over the employee's vesting period or to the employee's retirement eligible date, if earlier.

A summary of information relative to the Company's restricted stock units follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2012	1,810,551	$34.04
Granted	2,600,429	44.07
Dividends	88,921	-
Forfeited	(228,406)	37.90
Vested	(773,657)	28.68
Outstanding at August 31, 2013	3,497,838	$41.57

A summary of information relative to the Company's performance shares follows:

Outstanding Shares	Shares	Weighted-Average Grant-Date Fair Value
Outstanding at August 31, 2012	1,980,027	$32.57
Granted	998,020	35.66
Forfeited	(170,415)	34.64
Vested	(590,022)	35.63
Outstanding at August 31, 2013	2,217,610	$32.99

The Company also issues shares to nonemployee directors.  Each director receives an equity grant of shares every year on November 1.  The number of shares granted is determined by dividing $170,000 by the price of a share of common stock on November 1.  Each nonemployee director may elect to receive this annual share grant in the form of shares or deferred stock units.  In fiscal 2013, each nonemployee director received a grant of 4,789 shares compared to 4,788 shares and 4,552 shares in fiscal 2012 and 2011, respectively.  New directors in any of the fiscal years earned a prorated amount.  Payment of the annual retainer is paid in the form of cash, which may be deferred.

A summary of total stock-based compensation expense follows (in millions):

	2013	2012	2011
Stock options	$51	$62	$85
Restricted stock units	33	24	20
Performance shares	15	7	25
Share Walgreens	5	6	5
	$104	$99	$135

(15)            Retirement Benefits

The principal retirement plan for employees is the Walgreen Profit-Sharing Retirement Trust, to which both the Company and participating employees contribute.  The Company's contribution, which has historically related to FIFO earnings before interest and taxes and a portion of which is in the form of a guaranteed match, is determined annually at the discretion of the Board of Directors.  The profit-sharing provision was $342 million in fiscal 2013, $283 million in fiscal 2012 and $382 million in fiscal 2011.  The Company's contributions were $262 million in fiscal 2013, $372 million in fiscal 2012 and $322 million in fiscal 2011.

The Company provides certain health insurance benefits for retired employees who meet eligibility requirements, including age, years of service and date of hire.  The costs of these benefits are accrued over the service life of the employee. In fiscal 2012, the Company amended its prescription drug program for certain Medicare-eligible retirees to a group-based Company-sponsored Medicare Part D program, or  employer group waiver program, effective January 1, 2013.  The Company's postretirement health benefit plan is not funded.

Components of net periodic benefit costs (in millions):

	2013	2012	2011
Service cost	$9	$13	$15
Interest cost	14	22	22
Amortization of actuarial loss	12	8	14
Amortization of prior service cost	(22)	(10)	(10)
Total postretirement benefit cost	$13	$33	$41

Change in benefit obligation (in millions):

	2013	2012
Benefit obligation at September 1	$342	$407
Service cost	9	13
Interest cost	14	22
Amendments	-	(139)
Actuarial (gain) loss	(1)	52
Benefit payments	(20)	(18)
Participants' contributions	6	5
Benefit obligation at August 31	$350	$342

Change in plan assets (in millions):

	2013	2012
Plan assets at fair value at September 1	$-	$-
Participants' contributions	6	5
Employer contributions	14	13
Benefits paid	(20)	(18)
Plan assets at fair value at August 31	$-	$-

Funded status (in millions):

	2013	2012
Funded status	$(350)	$(342)
Unrecognized actuarial gain	-	-
Unrecognized prior service cost	-	-
Accrued benefit cost at August 31	$(350)	$(342)

Amounts recognized in the Consolidated Balance Sheets (in millions):

	2013	2012
Current liabilities (present value of expected 2014 net benefit payments)	$(10)	$(10)
Non-current liabilities	(340)	(332)
Net liability recognized at August 31	$(350)	$(342)

Amounts recognized in accumulated other comprehensive (income) loss (in millions):

	2013	2012
Prior service credit	$(228)	$(250)
Net actuarial loss	148	161

Amounts expected to be recognized as components of net periodic costs for fiscal year 2014 (in millions):

2014
Prior service credit	$(22)
Net actuarial loss	11

The measurement date used to determine postretirement benefits is August 31.

The discount rate assumption used to compute the postretirement benefit obligation at year-end was 5.20% for 2013 and 4.15% for 2012.  The discount rate assumption used to determine net periodic benefit cost was 4.15%, 5.40% and 4.95% for fiscal years ending 2013, 2012 and 2011, respectively.  The consumer price index assumption used to compute the postretirement benefit obligation was 2.00% for 2013 and 2012.

Future benefit costs were estimated assuming medical costs would increase at a 7.00% annual rate, gradually decreasing to 5.25% over the next nine years and then remaining at a 5.25% annual growth rate thereafter.  A one percentage point change in the assumed medical cost trend rate would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on service and interest cost	$(1)	$1
Effect on postretirement obligation	(1)	5

Estimated future federal subsidies are immaterial for all periods presented.  Future benefit payments are as follows (in millions):

Estimated Future Benefit Payments
2014	$10
2015	12
2016	13
2017	15
2018	17
2019-2023	111

(16) Supplementary Financial Information

Significant non-cash transactions in fiscal 2013 include $77 million related to the initial valuation of the AmerisourceBergen warrants.  Significant non-cash transactions in fiscal 2012 include $2,981 million in stock issuance relating to the investment in Alliance Boots and $53 million decrease in the retiree medical liability.  Significant non-cash transactions in fiscal 2011 include $116 million in accrued liabilities related to the purchase of property and equipment and $62 million increase in the retiree medical benefit liability.

Included in the Consolidated Balance Sheets captions are the following assets and liabilities (in millions):

	2013	2012
Accounts receivable -
Accounts receivable	$2,786	$2,266
Allowance for doubtful accounts (see Note 1)	(154)	(99)
	$2,632	$2,167
Other non-current assets -
Intangible assets, net (see Note 7)	$1,307	$1,286
Other	652	211
	$1,959	$1,497
Accrued expenses and other liabilities -
Accrued salaries	$928	$772
Taxes other than income taxes	420	454
Insurance	285	268
Profit sharing	239	166
Other	1,705	1,359
	$3,577	$3,019
Other non-current liabilities -
Postretirement healthcare benefits	$340	$332
Accrued rent	382	347
Insurance	403	408
Other	942	799
	$2,067	$1,886

Summary of Quarterly Results (Unaudited)
(In millions, except per share amounts)

	Quarter Ended
	November	February	May	August	Fiscal Year
Fiscal 2013
Net Sales	$17,316	$18,647	$18,313	$17,941	$72,217
Gross Profit	5,099	5,607	5,222	5,191	21,119
Net Earnings	413	756	624	657	2,450
Per Common Share -
Basic	$.44	$.80	$.66	$.69	$2.59
Diluted	.43	.79	.65	.69	2.56
Cash Dividends Declared Per Common Share	$.275	$.275	$.275	$.315	$1.14
Fiscal 2012
Net Sales	$18,157	$18,651	$17,752	$17,073	$71,633
Gross Profit	5,104	5,389	5,014	4,835	20,342
Net Earnings	554	683	537	353	2,127
Per Common Share -
Basic	$.63	$.79	$.63	$.40	$2.43
Diluted	.63	.78	.62	.39	2.42
Cash Dividends Declared Per Common Share	$.225	$.225	$.225	$.275	$.950

Common Stock Prices (Unaudited)

Below is the Consolidated Transaction Reporting System high and low sales price for each quarter of fiscal 2013 and 2012.

		Quarter Ended
		November	February	May	August	Fiscal Year
Fiscal 2013	High	$36.95	$41.95	$50.77	$51.26	$51.26
Low		32.16	34.27	39.96	44.12	32.16
Fiscal 2012	High	$36.27	$34.60	$35.41	$36.08	$36.27
Low		30.10	31.95	30.28	28.77	28.77

Comparison of Five-Year Cumulative Total Return (Unaudited)

The following graph compares the five-year cumulative total return of the Company's common stock with the S&P 500 Index and the Value Line Pharmacy Services Industry Index.  The graph assumes a $100 investment made August 31, 2008, and the reinvestment of all dividends.  The historical performance of the Company's common stock is not necessarily indicative of future stock performance.

	Value of Investment at August 31,
	2008	2009	2010	2011	2012	2013
Walgreen Co.	$100.00	$94.64	$76.43	$102.05	$106.58	$147.14
S&P 500 Index	100.00	79.56	81.80	95.02	109.65	127.29
Value Line Pharmacy Services Industry Index	100.00	101.74	81.94	99.75	117.55	179.98

This performance graph and accompanying disclosure is not soliciting material, is not deemed filed with the SEC, and is not incorporated by reference in any of the Company's filings under the Securities Act or the Exchange Act, irrespective of the timing of and any general incorporation language in such filing.

Management's Report on Internal Control

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our evaluation, management concluded that our internal control over financial reporting was effective as of August 31, 2013.  Deloitte & Touche LLP, the Company's independent registered public accounting firm, has audited our internal control over financial reporting, as stated in its report which is included herein.

/s/	Gregory D. Wasson	/s/	Wade D. Miquelon
	Gregory D. Wasson		Wade D. Miquelon
	President and Chief Executive Officer		Executive Vice President and Chief Financial Officer and President, International

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the accompanying consolidated balance sheets of Walgreen Co. and subsidiaries (the "Company") as of August 31, 2013 and 2012, and the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.  We did not audit the financial statements of Alliance Boots GmbH ("Alliance Boots"), the Company's investment in which is accounted for by use of the equity method (see note 5 to the consolidated financial statements), for the year ended August 31, 2013.  The accompanying 2013 consolidated financial statements of the Company include its equity investment in Alliance Boots of $6,261 million as of August 31, 2013, and its equity earnings in Alliance Boots of $344 million for the year ended August 31, 2013.  The financial statements of Alliance Boots as of and for the ten months ended May 31, 2013, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for the Company's equity investment and equity earnings in Alliance Boots, on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board, is based on the report of the other auditors.  We have applied auditing procedures to the adjustments to reflect the Company's equity investment and equity earnings in Alliance Boots in accordance with accounting principles generally accepted in the United States of America.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Walgreen Co. and subsidiaries as of August 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of August 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 18, 2013 expressed an unqualified opinion on the Company's internal control over financial reporting based on our audit.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 18, 2013

To the Board of Directors and Shareholders of Walgreen Co.:

We have audited the internal control over financial reporting of Walgreen Co. and subsidiaries (the "Company") as of August 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control.  Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of August 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended August 31, 2013 of the Company and our report dated October 18, 2013 expressed an unqualified opinion on those financial statements based on our audit and the report of other auditors.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
October 18, 2013

To the Board of Alliance Boots GmbH:

We have audited the interim consolidated financial statements of Alliance Boots GmbH and its subsidiaries (the "Group") (not presented separately herein), which comprise the Group statement of financial position as at 31 May 2013, and the related Group income statement, Group statement of comprehensive income, Group statement of changes in equity and Group statement of cash flows for the ten months then ended.  These interim consolidated financial statements are the responsibility of the Group's management.  Our responsibility is to express an opinion on these interim consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the interim consolidated financial statements are free from material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the interim consolidated financial statements.  An audit also includes assessing the accounting principles used and the significant accounting estimates made by management, as well as evaluating the overall presentation of the interim consolidated financial statements.  We believe that our audit provides a reasonable basis for our opinion.

IAS 34 requires that interim financial statements be presented with comparative financial information. These interim consolidated financial statements have been prepared solely for the purpose of accounting for the Group as an equity method investee in the consolidated financial statements of Walgreen Co. as at and for the year ended 31 August 2013. Accordingly, no comparative financial information is presented.

In our opinion, except for the omission of comparative financial information as discussed in the previous paragraph, the interim consolidated financial statements present fairly, in all material respects, the financial position of the Group as at 31 May 2013, and the results of its operations and its cash flows for the ten months then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the requirements of IAS 34, Interim Financial Reporting.

/s/ KPMG Audit Plc

London
United Kingdom
10 July 2013